Form 20-F
period 2022-12-31
Gorilla Technology Group Inc.
filed 2023-04-28
CIK 1903145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-41448

GORILLA TECHNOLOGY GROUP INC.

(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Meridien House
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ
+442039880574
(Address of principal executive offices)

Daphne Huang
Chief Financial Officer
+442039880574
dhuang@gorilla-technology.com
Meridien House
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	GRRR	The Nasdaq Stock Market LLC (Capital Market)
Warrants	GRRRW	The Nasdaq Stock Market LLC (Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class A Contingent Value Rights

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 68,542,842 ordinary shares, par value $0.0001 (not including 2,814,895 ordinary shares held by the company as treasury shares), 9,962,974 warrants and 4,507,875 Class A Contingent Value Rights (as of December 31, 2022).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company.

See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GORILLA TECHNOLOGY GROUP INC.

Form 20-F

For the Fiscal Year Ended December 31, 2022

i

ii

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Gorilla” refer to Gorilla Technology Group Inc., an exempted company incorporated under the laws of the Cayman Islands. In this annual report:

“Ancillary Documents”	means the Lock-Up Agreement, the Gorilla Voting Agreement, Sponsor Voting Agreement, the Founders Registration Rights Agreement Amendment, the Gorilla Registration Rights Agreement and the Assignment, Assumption and Amendment to Warrant Agreement, the Surviving Company Memorandum and Articles of Association, the Amended Subscription Agreements and the other agreements, certificates and instruments to be executed or delivered by any of the Parties contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.
“Average VWAP Price”	means the average 20 Trading Day VWAP of the Gorilla ordinary shares.
“Business Combination Agreement”	means the agreement entered into by and between Global SPAC Partners Co., a special purpose acquisition company incorporated as a Cayman Islands exempted company (“Global”), Gorilla, Gorilla Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Gorilla (“Merger Sub”), Sponsor, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the shareholders of Global as of immediately prior to the Effective Time and their successors and assignees, and Tomoyuki Nii, in the capacity as the representative from and after the Effective Time for the Gorilla shareholders as of immediately prior to the Effective Time, dated as of December 21, 2021, as amended and restated on May 18, 2022.
“Class A Contingent Value Right” or “Class A CVR”	means a contractual contingent value right to be issued for each Class A ordinary share entitling the holder to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) (A) a pro rata portion, among holders of Class A CVRs, of the Earnout Shares that are forfeited by Gorilla shareholders under the Business Combination Agreement for failure to meet any of the price maintenance requirements for Gorilla ordinary shares (as referred to and defined in the Business Combination Agreement as Price Protection Shares, “Price Protection Shares”) and (B) a pro rata portion, among holders of all CVRs, of the Earnout Shares that are forfeited by shareholders of Gorilla under the Business Combination Agreement for failure to meet any the financial performance and reporting metric performance requirements (as referred to and defined in the Business Combination Agreement as Revenue Protection Shares, “Revenue Protection Shares”).
“Class B Contingent Value Right” or “Class B CVR”	means a contractual contingent value right to be issued for each PIPE Subunit purchased under the Amended Subscription Agreement entitling them to receive (as a new reissuance by Gorilla of equivalent ordinary shares of Gorilla or other securities or property forfeited as part of applicable Earnout Shares) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares (but not the Price Protection Shares).
“CVR”	means each of one whole Class A CVR or Class B CVR.
“Contingent Value Rights Agreement” or “CVR Agreement”	means the agreement contemplated to be entered into prior to or in connection with the Closing, by and between the SPAC Representative and the Rights Agent, which will govern the terms of the CVRs.
“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.
“Closing”	means the consummation of the Merger (as defined in the Business Combination Agreement).

“Earnout Shares”	means the fourteen million (14,000,000) of Gorilla ordinary shares held in escrow that were issued to the shareholders of Gorilla in the Recapitalization (subject to equitable adjustment for share sub-divisions, share capitalizations, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with any dividends or distributions or other income paid or otherwise accruing to such securities during the time such securities are held in escrow), and make such Earnout Shares contingent and only vest and be earned by the shareholders of Gorilla if certain share price maintenance and financial performance and reporting metrics are achieved by Gorilla after the Closing, with such Earnout Shares forfeited if such metrics are not achieved.
“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“GAAP”	means accounting principles generally accepted in the United States of America.
“Global”	means Global SPAC Partners Co., a Cayman Islands exempted company.
“Global IPO”	means the initial public offering of Global, which was consummated on April 13, 2021.
“Gorilla warrants”	means the warrants to be received by warrant holders of Global in exchange for Global warrants pursuant to the Business Combination Agreement.
“I-Bankers”	means I-Bankers Securities, Inc., representative of the several underwriters in Global IPO.
“PCAOB”	means the Public Company Accounting Oversight Board.
“PIPE Investment”	means the purchases of PIPE Subunits pursuant to the Amended Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.
“PIPE Investors”	means certain accredited investors who executed Amended Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Subunits.
“PIPE Subunits”	means up to 5 million subunits of Global (or, if the amount of the PIPE Investment is reduced in accordance with the Amended Subscription Agreements, such number of PIPE Subunits purchased under the Amended Subscription Agreements, subject to a minimum of 3 million subunits of Global), each subunit consisting of one Class A ordinary share and one-quarter of redeemable Global warrant, subscribed for and to be purchased by the PIPE Investors pursuant to the Amended Subscription Agreements; provided, however, that if a PIPE Investor acquires ownership of subunits of Global in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such subunits in connection with any redemption conducted by Global in accordance with Global’s organizational documents and the prospectus for Global’s IPO in conjunction with the Closing or in conjunction with an amendment to Global’s organizational documents to extend Global’s deadline to consummate its business combination) at least prior to Global’s meeting of shareholders to approve the Transactions and the PIPE Investor does not redeem or convert such PIPE Subunits in connection with any redemption (such subunits, “non-redeemed subunits”), the number of subunits for which the PIPE Investor is obligated to purchase under the Amended Subscription Agreement shall be reduced by the number of non-redeemed subunits.
“public shareholders”	means holders of public subunits.
“public subunits”	means subunits sold in the Global IPO as part of the units, whether they were purchased in the Global IPO or thereafter in the open market.
“public subunit warrants”	means the 376,969 public warrants underlying the public subunits, with each whole warrant exercisable to purchase one Class A ordinary share.
“Redemption Price”	means an amount equal to the price at which each Class A ordinary share is redeemed or converted pursuant to the Redemption.
“Redemption”	means each outstanding Global Class A Ordinary Share of as of the effective time of the Transactions that is not redeemed or converted in connection with the extraordinary general meeting of Global shareholders to approve the Transactions.
“representative shares”	means the 100,000 Class B ordinary shares of Global issued to I-Bankers upon the closing of Global IPO.

“Securities Act”	means the Securities Act of 1933, as amended.
“Sponsor”	means Global SPAC Sponsors LLC, a Delaware limited liability company. Members of Global SPAC Sponsors LLC include the anchor investors and SPAC Partners — Global LLC, whose members include certain officers and directors of Global. The sole manager of Global SPAC Sponsors LLC is Global’s Chief Executive Officer and director, Bryant B. Edwards.
“Transactions”	means the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We publish audited consolidated financial statements expressed in U.S. dollars. Our audited consolidated financial statements responsive to Item 17 of this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We present our consolidated financial statements in U.S. dollars.

This Annual Report includes the audited consolidated financial statements of the Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 prepared in accordance with IFRS, as issued by the IASB, which can differ in certain significant respects from U.S. GAAP.

Our fiscal year ends on December 31 of each year. References to fiscal year 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal year 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal year 2022 and 2022 are references to the fiscal year ended December 31, 2022.

TRADEMARKS

We or our licensors have proprietary rights to trademarks, copyrights, trade names or service marks used in this Annual Report that are important to our business, many of which are registered under the applicable intellectual property laws. Solely for convenience, the trademarks, trade names and service marks referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This Annual Report also contains trademarks, copyrights, tradenames and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, copyright, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

MARKET INFORMATION

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this Annual Report were prepared on our behalf.

Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to grow at similar rates, if at all.

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces, including the COVID-19 pandemic; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information – 3.D. Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Gorilla expects to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for Gorilla;

●	If Gorilla does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected;

●	If Gorilla is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected;

●	Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected;

●	Gorilla has generally experienced moderate growth in the past five years (with the exception of the most recent fiscal year), and if Gorilla fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected;

●	Gorilla relies, in part, on partnerships to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted;

●	Historically, a single customer has accounted for a material portion of Gorilla’s revenues and another customer is anticipated to account for a material portion of Gorilla’s future revenues, and, therefore, the loss of either customer could materially and adversely affect its business, results of operations and financial condition;

●	Gorilla’s business depends on expanding its base of clients and its clients increasing their use of its services, and its inability to expand its base of, or lose any of, its clients or decline in their use of its services could materially and adversely affect its business, results of operations and financial condition;

●	If Gorilla fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences, its products and services may become less competitive;

●	The market for Gorilla’s edge AI services and products is relatively new, and may decline or experience limited growth, and its business is dependent on its clients’ continuing adoption and use its services and products;

●	The competitive position of Gorilla’s platforms depends in part on its ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of its platforms with such third-party products and services, its business, financial condition, and results of operations could be adversely impacted;

●	Gorilla partners with industry leading technology companies to provide end-to-end solutions for different verticals. If Gorilla is unable to develop and expand its relationships with such companies, then Gorilla’s business financial condition and results of operations could be adversely affected; and

●	The other matters described in the section titled “Risk Factors” of this Annual Report.

These risks factors are discussed in more detail in this Annual Report, including under Item 3. “Key Information – 3.D. Risk Factors.” The forward-looking statements in this Annual Report are only predictions. These statements are inherently uncertain, subject to risks and uncertainties, some of which cannot be predicted or quantified, and investors are cautioned not to unduly rely upon these statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should read this Annual Report and the documents that we reference in this Annual Report and have been filed as exhibits to this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

3.A. [RESERVED]

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our securities, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Gorilla’s Business and Industry

Gorilla expects to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for Gorilla.

Gorilla’s future growth depends on its ability to enhance its existing services and introduce new services that achieve market acceptance and penetrate new markets. Therefore, Gorilla plans to incur substantial research and development costs as part of its efforts to develop and commercialize new services and enhance existing services. Gorilla’s research and development expenses were approximately US$14.11 million and US$15.05 million during the years ended December 31, 2022 and 2021, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect Gorilla’s future results of operations. In addition, Gorilla’s research and development program may not produce successful results, and even if it does successfully produce new services, those services may not achieve market acceptance, create additional revenue or become profitable.

If Gorilla does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected.

Gorilla’s ability to attract new clients and increase revenue from existing clients depends, in part, on its ability to enhance and improve its existing services, increase adoption and usage of its services, and introduce new services. The success of any enhancements or new services depends on several factors, including timely completion, adequate quality testing, actual performance quality, market accepted pricing levels and overall market acceptance.

Enhancements, such as additional technology features, and new services, such as software licenses and data services, that Gorilla develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with its platform or other services or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, Gorilla’s ability to increase the usage of its services depends, in part, on the development of new uses for its services, which may be outside of its control. Its ability to generate usage of additional services by its data consumers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If Gorilla is unable to successfully enhance its existing services to meet evolving data consumer requirements, increase adoption and usage of its services, develop new services, or if its efforts to increase the usage of its services are more expensive than Gorilla expects, then its business, results of operations and financial condition would be adversely affected.

If Gorilla is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected.

Gorilla continues to invest significantly in growth opportunities, including the development of new technologies and services to meet its clients’ needs. For example, Gorilla and ITOCHU Techno-Solutions Corporation, are collaborating on project which aims to deliver edge AI computer vision solutions like IVAR® video analytics to clients and customers in Japan. Gorilla also continues to invest significantly in growth opportunities outside the Asia-Pacific and in particular the European Union and United States. Gorilla considers its presence in these markets to be an important component of its growth strategy.

There is no assurance that Gorilla’s growth strategy will be successful or will produce a sufficient or any return on its investments. Further, if Gorilla is unable to develop new technologies and services or its new technologies and services do not work as intended or there are delays in the availability or adoption of its new technologies and services, then Gorilla may not be able to grow its business or growth may occur slower than anticipated.

Additionally, although Gorilla anticipates continued growth in the video intelligence, IoT technologies and cybersecurity markets, such growth may occur more slowly or not at all, and Gorilla may not benefit from its investments.

Gorilla plans to fund growth opportunities with cash from operations or from future financings. There can be no assurance that those sources will be available in sufficient amounts to fund future growth opportunities when needed.

Any of the foregoing could adversely affect our business, results of operations and financial condition.

Seasonality may cause fluctuations in our results of operations and position.

Historically, with the exception of the most recent fiscal year, the first quarter of Gorilla’s fiscal year generally has relatively lower sales, and sales generally increase in each subsequent quarter with substantial increases during the fourth quarter ending December 31. Gorilla believes that this seasonality results from a number of factors, including:

●	The fiscal year end procurement cycle of Gorilla’s government customers;

●	The fiscal year budgeting process for Gorilla’s government customers;

●	Seasonal reductions in business activity during the first quarter of each fiscal year in Asia and certain other regions; and

●	Timing of projects and Gorilla’s customers’ evaluation of our work progress.

This seasonality has historically impacted and may in the future continue to impact the timing of collections and recognized revenue. Because a significant portion of Gorilla’s customer contracts are typically finalized near the end of the year, and Gorilla typically invoices customers upon delivery of our services and acceptance by Gorilla’s customers, Gorilla receives a significant portion of its customer payments near the end of the year and records an increase in contract contingent liabilities. While Gorilla has historically billed and collected payments for multiple contract years from certain customers in advance, it has and may continue to shift to collecting payments on an annual or other basis.

While this has been the historical seasonal pattern of Gorilla’s quarterly sales, Gorilla believes that its customers’ required timing for certain new government or commercial programs requiring new services may outweigh the nature or magnitude of seasonal factors that might have influenced our business to date. As a result, Gorilla may experience future growth from additional government or commercial mandates that do not follow the seasonal purchasing and evaluation decisions by its customers that Gorilla has historically observed.

For example, increased government spending on technology aimed at surveillance or cybersecurity may drive customer demand at different times throughout Gorilla’s fiscal year, the timing of which Gorilla may not be able to anticipate and may cause fluctuations in its results of operations.

Gorilla’s growth in recent years may obscure the extent to which seasonality trends have affected its business and may continue to affect its business. We expect that seasonality will continue to materially impact Gorilla’s business in the future and may become more pronounced over time. The seasonality of Gorilla’s business may cause continued or increased fluctuations in its results of operations and cash flows, which may prevent Gorilla from achieving its quarterly or annual forecasts or meeting or exceeding the expectations of research analysts or investors, which in turn may cause a decline in the trading price of our ordinary shares.

Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected.

Gorilla may require additional capital in the future in order to fund its growth strategy or to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. It may also determine there is a need to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, Gorilla may issue equity or equity-linked securities to such current or potential customers or partners.

Gorilla may not be able to timely secure debt or equity financing on favorable terms, or at all. If Gorilla raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, its existing shareholders could experience significant dilution. In addition, any debt financing obtained by Gorilla in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Gorilla to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Gorilla is unable to obtain adequate financing or financing on terms satisfactory to Gorilla when Gorilla requires it, Gorilla’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because Gorilla’s decision to issue debt or equity in the future will depend on market conditions and other factors beyond its control, it cannot predict or estimate the amount, timing, nature or success of its future capital raising efforts.

Gorilla has generally experienced moderate growth in the past five years (with the exception of the most recent fiscal year), and if Gorilla fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected.

Gorilla has generally experienced moderate growth in its business since 2016 when Gorilla developed its edge AI capabilities in video analytics and cyber analytics. For example, Gorilla has also experienced significant growth in the number of data consumers, usage and amount of data that its platform and associated infrastructure support. This growth has placed, and may continue to place, significant demands on its corporate culture, operational infrastructure and management. Any failure to manage Gorilla’s anticipated growth and organizational changes in a manner that preserves the key aspects of its culture and services could adversely affect Gorilla’s overall chance for future success, including its ability to recruit and retain personnel, and effectively focus on and pursue its corporate objectives. This, in turn, could adversely affect its business, financial condition and results of operations.

In addition, Gorilla’s ability to manage its operations and future growth will require Gorilla to continue to improve its operational, financial and management controls, compliance programs with multiple and changing foreign laws and regulations and reporting systems. Gorilla is currently in the process of strengthening its compliance programs, including its compliance programs related to data protection, privacy and cybersecurity and anti-corruption. Gorilla may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation, results of operations and financial condition.

Gorilla relies, in part, on partnerships to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted.

Historically, Gorilla has relied, in part, on a variety of partnerships to grow its business, including partnering with leading technology companies and government agencies. The majority of the partnerships allow Gorilla to provide data services as part of services provided by the partners, thereby increasing Gorilla’s customer base without the need to address the customers directly.

Any partnerships Gorilla enters into may not be on favorable terms, and the expected benefits and growth from these partnerships may not materialize as planned. Gorilla may have difficulty assimilating new partnerships and their services, technologies, IT systems and personnel into its operations. IT and data security profiles of partners may not meet its technological standards and may take longer to integrate and remediate than planned. This may result in significantly greater transaction and integration costs for future partnerships than Gorilla has experienced historically, or it could mean that Gorilla will not pursue certain partnerships where the costs of integration and remediation are too significant. These difficulties could disrupt its ongoing business, increase its expenses and adversely affect its business, results of operations and financial condition.

Despite its past experience, opportunities to grow its business through partnerships may not be available to Gorilla in the future.

We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

Our business has become increasingly complex given the scale of our operations, product offerings and the diverse markets in which we operate. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become profitable on a sustainable basis, if at all. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our businesses across these markets requires considerable management attention and resources. Operating across multiple distinct markets also requires certain additional costs, including costs relating to staffing, logistics, intellectual property protection, regulatory and legal compliance, tariffs and other trade barriers and higher tax rates in certain markets, where applicable. We may be less well-known or have fewer local resources and we may be unsuccessful in adapting our business practices, culture and operations. From time to time, we may test the waters for certain businesses in new markets where we believe there may be an opportunity to use our experience in highly diverse environments to reach underserved buyers and sellers. We may also exit from certain markets or cease certain operations in certain markets due to a variety of factors.

Our operations and expansions in new markets may become subject to risks associated with:

●	lack of experience operating in these new markets, including our ability to understand different user behaviors and/or culture in new markets and roll-out relevant products and services localized to each market’s needs or preferences;

●	challenges in adapting our approach and strategies in existing markets to new markets;

●	recruiting and retaining talented and capable management and employees in various markets;

●	our ability to appropriately deploy resources and management attention that otherwise would be focused on the development of our existing markets and businesses;

●	our ability to integrate our product offering in markets with limited technological infrastructure;

●	challenges caused by distance, language and cultural differences, and local and regional competitive landscapes;

●	providing content and services that appeal to the tastes and preferences of users in a larger number of markets;

●	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including laws regarding data protection, privacy, network security, cybersecurity, encryption and payments;

●	maintaining adequate internal and accounting control across various markets;

●	compliance with privacy laws and data security laws and compliance costs across different legal systems;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restrictions on foreign ownership or foreign currency exchange;

●	actions by governments or others to restrict access to our products and services, whether these actions are taken for political, security or other reasons, or that may cause us to discontinue our operations in a particular market;

●	complex local tax regimes;

●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to cross-border transactions, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

●	establishing strategic partnerships, as well as maintaining our relationships with any of our existing or future strategic partners;

●	potential political, economic and social instability, including the current tension between Russia and Ukraine and other future major geopolitical events, and related actions taken by other countries in response, or perceived, threatened or actual security concerns; and

●	higher costs associated with doing business in a larger number of markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

As the security convergence and Video IoT businesses may be relatively new in certain markets, the relevant regulations are evolving and expanding. We may be regularly subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth or monetization strategy, or otherwise have a material adverse effect on our operations.

Existing or future investments or acquisitions may not be successful.

We have invested in or acquired, and may in the future invest in or acquire, teams, businesses, services, assets or technologies from time to time. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

●	we may fail to successfully achieve the intended objectives;

●	our investments or acquisitions may be viewed negatively by customers, financial markets or investors;

●	the costs of identifying and consummating these transactions may be significant;

●	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing businesses;

●	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;

●	we may face unforeseen operating challenges;

●	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;

●	we may assume pre-existing contractual relationships of an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business;

●	an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

●	we may face challenges associated with managing additional and/or geographically remote businesses;

●	investments and acquisitions could result in the use of substantial amounts of cash or significant capital contributions, which could limit other potential uses for our cash;

●	investments and acquisitions could result in increased leverage, dilutive issuances of equity securities, adverse tax consequences, goodwill impairment charges or write-offs, amortization expenses for other intangible assets;

●	if we incur debt to fund any investments or acquisitions, such debt may subject us to material restrictions on our ability to conduct our business, including financial maintenance covenants;

●	we may need to issue new shares as acquisition consideration or to raise additional capital to fund the acquisition consideration, which may dilute our existing investors’ interest in us;

●	we may assume unknown material liabilities of acquired companies, or may be exposed to claims and disputes by shareholders and third parties, including intellectual property claims and disputes;

●	we may be unsuccessful in accurately projecting revenue, cost or other metrics of the invested or acquired entity in the due diligence process;

●	the invested or acquired assets or businesses may not generate the financial results we expect; and

●	the market value of our investments or acquisitions may fluctuate, particularly in volatile markets, or they may become obsolete.

These factors could adversely affect our financial results. In addition, we may fail to obtain any required approvals and licenses from relevant government authorities. We may become subject to new governmental regulations in connection with our investments and acquisitions, which could result in increased costs and new strategic risks. Any of these risks may materially and adversely affect our business, financial condition and results of operations.

Historically, a single customer has accounted for a material portion of Gorilla’s revenues and another customer is anticipated to account for a material portion of Gorilla’s future revenues, and, therefore, the loss of either customer could materially and adversely affect its business, results of operations and financial condition.

Gorilla’s products and services are widely used by organizations of all sizes across a broad range of industries, including public sector. In 2022, we had 97 total customers. One of Gorilla’s customers, a privately owned supplier of networking equipment based out of Asia, accounted for approximately 24% of our revenue in fiscal year 2022. Separately, the Criminal Investigation Bureau of Taiwan (“CIB”) and another governmental entity in Taiwan accounted for approximately 10% and 16% of our revenue, respectively, in fiscal year 2022. Gorilla’s relationship with these entities was built largely upon winning bids, of which these entities set out the specifications and the requirements of services or products, pursuant to Taiwan’s Government Procurement Act, which strictly governs the bidding process and the performance of the relevant obligations and agreements. Failure to (1) meet or maintain the qualifications specified in the tender documentations; (2) provide a competitive pricing with respect to certain project; or (3) perform obligations under the tender documentations or agreements with governmental agencies (such as CIB) would lead to loss of bid and loss of customer or termination or cancellation of existing agreements with governmental agencies. The loss of any of these customers could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

In Gorilla’s ordinary course of business, it has entered into multiple agreements with the two governmental entities pursuant to which revenue was generated during fiscal year 2022. The agreements between Gorilla and these entities govern the establishment of facilities and/or utilization of Gorilla’s technologies by these entities, the contents of which are in some or all cases subject to confidentiality provided in those agreements. The contents of the process of entering into and the conditions of performance of those agreements are strictly governed by Taiwan’s Government Procurement Act.

Gorilla anticipates that its largest customer in 2023 will be a governmental entity in the MENA region. The loss of this customer could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

Gorilla’s business depends on expanding our base of clients and our clients increasing their use of our services, and our inability to expand our base of, or lose any of, our clients or decline in their use of our services could materially and adversely affect its business, results of operations and financial condition.

Gorilla’s ability to grow as a business and generate revenue growth depends, in part, on our ability to expand our base of clients, maintain and grow our relationships with existing clients and that our clients increase their use of our services. If Gorilla is not successful in attracting new clients or its existing clients do not increase their use of our services, then our revenue growth may decline, and our financial condition and results of operations may be adversely affected. Clients are charged based on the use of our services. Many of Gorilla’s clients do not have long-term contractual financial commitments to Gorilla and, therefore, most of our clients may reduce or cease their use of its services at any time without penalty or termination charges. Clients may terminate or reduce their use of its services for any number of reasons, including if they are not satisfied with its services, the value proposition of its services or its ability to meet their needs and expectations.

Gorilla cannot accurately predict our clients’ usage levels and our inability to attract new clients or the loss of clients or reductions in their use levels of our services may each have a negative impact on our business, financial condition and results of operations, and may slow our growth in the future if clients are not satisfied with our services, the value proposition of our products and services, or our ability to meet the needs of our clients and their expectations. If a significant number of clients cease using, or reduce their use of our services, then Gorilla may be required to spend significantly more on sales and marketing than we currently spend in order to maintain or increase revenue from our clients, which could adversely affect its business, results of operations and financial condition.

If Gorilla fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences, our products and services may become less competitive.

The markets for video intelligence, IoT technologies, and cybersecurity are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of Gorilla’s business will depend, in part, on its ability to adapt and respond effectively to these changes on a timely basis. If Gorilla is unable to develop new services that satisfy our clients’ needs and provide enhancements and new features to our existing services that keep pace with rapid technological and industry changes, our business, financial condition and results of operations could be adversely affected. If new technologies emerge and we are not able to deliver services at competitive prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must integrate with a variety of networks, hardware, mobile and software platforms and technologies, and Gorilla needs to continuously modify and enhance our services and products to adapt to changes and innovation in our markets. If data providers, partners or clients adopt new software platforms or infrastructures, Gorilla may be required to develop new or enhanced versions of our services or products to work with those new platforms or infrastructures. This development effort may require significant resources, which would adversely affect its business, financial condition and results of operations. Any failure of its services and products to operate effectively with evolving or new platforms and technologies could reduce the demand for our services. If Gorilla is unable to respond to these changes in a cost-effective manner, our services may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

The market for Gorilla’s edge AI services and products is relatively new, and may decline or experience limited growth, and our business is dependent on our clients’ continuing adoption and use our services and products.

The edge AI market is relatively new and is subject to a number of risks and uncertainties. Gorilla has developed an edge AI and video management system, IVAR® (Intelligent Video Analytics Recorder), which is an edge AI based platform. Through IVAR®, we deliver our edge AI services to our clients, which include managed service providers, distributors, system integrators and hardware manufacturers in the healthcare, transportation, manufacturing or retail sectors, among others. Gorilla believes that our future success will significantly depend on the growth, if any, of this market and the use of our services and products, including our IVAR® real-time analytics technology.

The use of edge AI is still relatively new, and consumers may not recognize the need for or benefits of our services and products. If consumers do not recognize the need for and benefits of our services and products, then they may decide to adopt alternative services to satisfy some portion of their business needs. In order to grow our business and extend our market position, Gorilla intends to focus on educating potential customers about the benefits of our services and products, expanding the range of Gorilla’s services and bringing new technologies to market to increase market acceptance and use of our platform. Gorilla’s ability to expand the market that our services and products address depends upon a number of factors, including the cost, performance and perceived value associated with our services and products. The market for our services and products could fail to grow significantly or there could be a reduction in demand for our services and/or products as a result of a lack of acceptance, technological challenges, competing services, a decrease in spending by current and prospective customers, weakening economic conditions and other causes. If the edge AI market does not experience significant growth, or demand for its services and/or products decreases, then our business, financial condition and results of operations could be adversely affected.

The competitive position of our platforms depends, in part, on its ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of our platforms with such third-party products and services, our business, financial condition, and results of operations could be adversely impacted.

The competitive position of our platforms depends, in part, on their ability to operate with products and services of third parties, software services, and infrastructure, including but not limited to, in connection with our sales relationships, platform partnerships, strategic alliances, and other similar arrangements, where applicable. As such, we must continuously modify and enhance our platforms to adapt to changes in, or to be integrated or otherwise compatible with, hardware, software, networking, browser, and database technologies. In the future, one or more technology companies may choose not to support the operation of their hardware, software or infrastructure, or our platforms may not support the capabilities needed to operate with such hardware, software or infrastructure. In addition, to the extent that a third-party was to develop software or services that compete with ours, that provider may choose not to support one or more of our platforms. We intend to facilitate the compatibility of our platforms with various third-party hardware, software and infrastructure by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations could be adversely impacted.

Gorilla partners with industry leading technology companies to provide end-to-end solutions for different verticals. If Gorilla is unable to develop and expand its relationships with such companies, then Gorilla’s business financial condition and results of operations could be adversely affected.

Gorilla believes that our continued growth depends, in part, upon developing and expanding strategic relationships with technology companies from cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers. An important aspect of our business is that our edge AI harmonizes with a potential client’s existing IT infrastructure, which often utilizes hardware manufactured or software created by other technology companies.

If Gorilla fails to develop or expand relationships with other technology companies, Gorilla will be unable to grow its business and meet its customers’ needs, which would adversely affect its business, results of operations and financial condition.

Our platforms are complex and may have a lengthy implementation process, and any failure of our platforms to satisfy our customers or perform as desired could harm our business, results of operations, and financial condition.

Our platforms and services are complex and are deployed in a wide variety of network environments. Implementing our platforms can be a complex and lengthy process since we often configure our existing platforms for a customer’s unique environment. Inability to meet the unique needs of our customers may result in customer dissatisfaction and/or damage to our reputation, which could materially harm our business. Further, the proper use of our platforms may require training of the customer and the initial or ongoing services of our technical personnel as well as operations and maintenance services over the contract term. If training and/or ongoing services require more of our expenditures than we originally estimated, our margins will be lower than projected.

In addition, if our customers do not use our platforms correctly or as intended, inadequate performance or outcomes may result. It is possible that our platforms may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our platforms. Similarly, our platforms sometimes used by customers with smaller or less sophisticated IT departments, potentially resulting in sub-optimal performance at a level lower than anticipated by the customer. Because our customers rely on our platforms and services to address important business goals and challenges, the incorrect or improper use or configuration of our platforms and operations and maintenance services, failure to properly train customers on how to efficiently and effectively use our platforms, or failure to properly provide implementation or analytical or maintenance services to our customers may result in contract terminations or non-renewals, reduced customer payments, negative publicity or legal claims against us. For example, as we continue to expand our customer base, any failure by us to properly provide these services may result in lost opportunities for follow-on expansion sales of our platforms and services.

Furthermore, if customer personnel are not well trained in the use of our platforms, customers may defer the deployment of our platforms and services, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of Gorilla or customer personnel responsible for procurement and use of our platforms, our platforms may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations and growth prospects.

Any failure to offer high quality customer support to our clients may adversely affect Gorilla’s relationships with its clients and prospective clients, and adversely affect its business, results of operations and financial condition.

Many of Gorilla’s clients depend on our customer support team to assist them with implementing our services effectively, resolving post-implementation issues quickly and providing ongoing technology support. If Gorilla does not devote sufficient resources to customer support services, or is otherwise unsuccessful in assisting its clients effectively, it could adversely affect our ability to retain existing clients and our reputation, which could prevent prospective clients from adopting our services and products.

Gorilla may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of its customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support could increase costs, and without corresponding revenue, could adversely affect our business, results of operations and financial condition. Gorilla’s revenues are highly dependent on its business reputation. Any failure to maintain high quality customer support, or a market perception that it does not maintain high quality customer support, could erode customer trust and adversely affect its reputation, business, results of operations and financial condition.

We face intense competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for our platforms are very competitive, and we expect such competition to continue or increase in the future. A significant number of companies are developing products that currently, or in the future may, compete with some or all aspects of our proprietary platforms. We may not be successful in convincing the management teams of our potential customers to deploy our platforms in lieu of existing software solutions or in-house software development projects often favored by internal IT departments or other competitive products and services. In addition, our competitors include large enterprise software companies, government contractors and system integrators, and we may face competition from emerging companies as well as established companies who have not previously entered this market. Additionally, we may be required to make substantial additional investments in our research, development, services, marketing and sales functions in order to respond to competition, and there can be no assurance that we will be able to compete successfully in the future.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	Greater name recognition, longer operating histories, and larger customer bases;

●	Larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

●	Broader, deeper, or otherwise more established relationships with technology, channel and distribution partners, and customers;

●	Wider geographic presence or greater access to larger potential customer bases;

●	Greater focus in specific geographies;

●	Lower labor and research and development costs;

●	Larger and more mature intellectual property portfolios; and

●	Substantially greater financial, technical and other resources to provide services, to make acquisitions and to develop and introduce new products and capabilities.

In addition, some of our larger competitors have substantially broader and more diverse product and service offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our platforms, including by selling at zero or negative margins, product bundling or offering closed technology platforms. Potential customers may also prefer to purchase from their existing provider rather than a new provider regardless of platform performance or features. As a result, even if the features of our platforms offer advantages that others do not, customers may not purchase our platforms. These larger competitors often have broader product lines and market focus or greater resources and may therefore not be as susceptible to economic downturns or other significant reductions in capital spending by customers. If we are unable to sufficiently differentiate our platforms from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance, or value, we may see a decrease in demand for those platforms, which could adversely affect our business, financial condition, and results of operations.

In addition, new, innovative start-up companies and larger companies that are making significant investments in research and development may introduce products that have greater performance or functionality, are easier to implement or use, incorporate technological advances that we have not yet developed, or implemented or may invent similar or superior platforms and technologies that compete with our platforms. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than we do. These competitive pressures in our market, or our failure to compete effectively, may result in fewer orders, reduced revenue and margins, and loss of market share. In addition, it is possible that industry consolidation may impact customers’ perceptions of the viability of smaller or even mid-size software firms and consequently customers’ willingness to purchase from such firms.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and results of operations.

Our reputation and business may be harmed by news or social media coverage of Gorilla, including, but not limited to, coverage that presents, or relies on, inaccurate, misleading, incomplete, or otherwise damaging information.

Publicly available information regarding Gorilla has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public disclosure of certain aspects of our work or relationships with certain customers. As our business has grown and as interest in Gorilla and the technology industry overall has increased, we may attract significant attention from news and social media outlets, including unfavorable coverage and coverage, that is not directly attributable to statements authorized by our leadership, that incorrectly reports on statements made by our leadership or employees and the nature of our work, perpetuates unfounded speculation about company involvements, or that is otherwise misleading. If such news or social media coverage presents, or relies on, inaccurate, misleading, incomplete or otherwise damaging information regarding Gorilla, such coverage could damage our reputation in the industry and with current and potential customers, employees, and investors, and our business, financial condition, results of operations, and growth prospects could be adversely affected. Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency into our business, operations, and product capabilities, we may be unable to or limited in our ability to respond to such harmful coverage, which could have a negative impact on our business.

Our relationships with government customers and customers that are engaged in certain sensitive industries, including organizations whose products or activities are or are perceived to be harmful, could result in public criticism, including from political and social activists, and unfavorable coverage in the media. Activist criticism of our relationships with customers could potentially engender dissatisfaction among potential and existing customers, investors and employees with how we address political and social concerns in our business activities. Conversely, being perceived as yielding to activism targeted at certain customers could damage our relationships with certain customers, including governments and government agencies with which we do business, whose views may or may not be aligned with those of political and social activists. Actions we take in response to the activities of our customers, up to and including terminating our contracts or refusing a particular product use case could harm our brand and reputation. In either case, the resulting harm to our reputation could:

●	cause certain customers to cease doing business with us;

●	impair our ability to attract new customers, or to expand our relationships with existing customers;

●	diminish our ability to hire or retain employees;

●	undermine our standing in professional communities to which we contribute and from which we receive expert knowledge; or

●	prompt us to cease doing business with certain customers.

Any of these factors could adversely impact our business, financial condition, and results of operations.

We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.

We generally do not enter into business with customers or governments whose positions or actions we consider inconsistent with our mission to support Western liberal democracy and its strategic allies. Our decisions to not enter into these relationships may not produce the long-term financial benefits and results that we expect, in which case our growth prospects, business and results of operations could be harmed. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

We do not work with the Chinese communist party and have chosen not to host our platforms in China, which may limit our growth prospects.

Our leadership believes that working with the Chinese communist party is inconsistent with our culture and mission. We do not consider any sales opportunities with the Chinese communist party, do not host our platforms in China, and impose limitations on access to our platforms in China in order to protect our intellectual property, to promote respect for and defend privacy and civil liberties protections and to promote data security. Our decision to avoid this large potential market may limit our growth prospects and could adversely impact our business, results of operations, and financial condition, and we may not compete successfully against our current or potential competitors who choose to work in China.

Gorilla expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the share price of the combined company to fluctuate or decline.

Gorilla’s quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Gorilla’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Gorilla’s business. These fluctuations could adversely affect Gorilla’s ability to meet its expectations or those of securities analysts or investors. If Gorilla does not meet these expectations for any period, the value of its business and its securities, or those of the combined company, could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing of revenues generated in any quarter;

●	Pricing changes Gorilla may adopt to drive market adoption or in response to competitive pressure; Gorilla’s ability to retain its existing customers and attract new customers;

●	Gorilla’s ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

●	Disruptions in Gorilla’s sales channels or termination of its relationship with partners;

●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from Gorilla or its competitors;

●	Fluctuations in demand pressures for Gorilla’s products;

●	The mix of services sold in any quarter;

●	The duration of the global COVID-19 pandemic and the time it takes for economic recovery;

●	Political and economic instability, including instabilities associated with the armed conflict in Ukraine and any conflict or threat of conflict that may affect Taiwan;

●	The timing and rate of broader market adoption of Gorilla’s data service platform;

●	Market acceptance of Gorilla’s services and further technological advancements by Gorilla’s competitors and other market participants;

●	Any change in the competitive dynamics of Gorilla’s markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Changes in the source, cost, availability of and regulations pertaining to materials Gorilla uses;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

●	General economic, industry and market conditions, including trade disputes.

The ongoing global COVID-19 outbreak has significantly affected the growth of our business and operations.

The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees, our customers and the communities in which we operate, including temporarily closing our offices worldwide and virtualizing, postponing, or cancelling customer, employee or industry events, which may negatively impact our business. While the COVID-19 pandemic has provided certain new opportunities for our business to expand, it has also created many negative headwinds that present risks to our business and results of operations. For example, the COVID-19 pandemic has generally disrupted the operations of our customers and prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results, which could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments and postponed or cancelled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact of the COVID-19 pandemic on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.

Historically, a significant portion of our field sales, operations and maintenance, and professional services have been conducted in person. Currently, as a result of the work and travel restrictions related to the COVID-19 pandemic, and the precautionary measures that we have adopted, substantially all of our field sales and professional services activities are being conducted remotely, which has resulted in a decrease in our travel and office expenditures. However, we expect our travel expenditures to increase in the future, which could negatively impact our financial condition and results of operations. We do not yet know the extent of the negative impact of such restrictions and precautionary measures on our ability to attract new customers or retain and expand our relationships with existing customers.

In addition, COVID-19 may disrupt the operations of our customers and partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business, financial condition and results of operations.

Furthermore, as a result of the COVID-19 pandemic, we did not require employees who are able to work remotely to come into the office from May 17, 2021 to July 27, 2021. It is possible that widespread remote work arrangements may continue in the future and could have a negative impact on our operations; the execution of our business plans; our ability to recruit, train, manage, and retain employees; the productivity and availability of key personnel and other employees necessary to conduct our business; and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in increased consumer privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

More generally, the COVID-19 pandemic has and is expected to continue to adversely affect economies and financial markets globally, leading to a continued economic downturn, which is expected to decrease technology spending generally and could adversely affect demand for our platforms and services. It is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to, those related to our ability to increase sales to existing and new customers, continue to perform on existing contracts, develop and deploy new technologies, expand our marketing capabilities and sales organization, generate sufficient cash flow to service our indebtedness, and comply with the covenants in the agreements that govern our indebtedness.

Adverse global economic conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.

As a global company, our performance is affected by global economic conditions as well as geopolitical issues and other conditions with global reach. Macroeconomic weakness and uncertainty, including inflation, slower growth or recession, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment and currency fluctuations make it more difficult for us to manage our operations and accurately forecast financial results. Tensions between China and Taiwan remain ongoing and have recently escalated. Further, as a result of the recent movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect demand for our products and our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, Taiwan or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

We do not hold cash deposits at SVB or Signature Bank. Also, we do not hold securities at SVB or Signature Bank and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and/or projected business operations and financial condition.

We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our financial condition and results of operations may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

Inability to attract and retain other highly skilled employees could harm our business.

To execute our growth plan, Gorilla must attract and retain highly qualified personnel. Competition where Gorilla maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. Gorilla has from time to time experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which Gorilla competes for experienced personnel have greater resources than Gorilla may attempt to recruit our highly skilled employees. In addition, certain domestic immigration laws restrict or limit Gorilla’s ability to recruit internationally. Any changes to Taiwan, United Kingdom or the U.S. immigration policies that restrain the flow of technical key and professional talent may inhibit Gorilla’s ability to recruit and retain highly qualified employees. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Gorilla’s equity awards declines, it may harm Gorilla’s ability to recruit and retain highly skilled employees.

Risks Related to Gorilla’s Intellectual Property, Information Technology, Data Privacy and Security

Gorilla may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Gorilla’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Gorilla’s services and its business depends, in part, on Gorilla’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Gorilla relies on a combination of patent, copyright, service mark, and trade secret laws, as well as confidentiality procedures and contractual obligations, to establish and protect its proprietary rights, all of which provide only limited protection. Gorilla cannot assure you that any patents will be issued with respect to its currently pending patent applications, including in a manner that gives Gorilla adequate defensive protection or competitive advantages, if at all, or that any of Gorilla’s patents will not be challenged, invalidated or circumvented. Gorilla has filed for patents in the United States and in certain international jurisdictions, but such protections may not be available or applied for in all countries in which it operates or in which Gorilla seeks to enforce its intellectual property rights or may be difficult to enforce in practice. Gorilla cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Gorilla or infringe Gorilla’s intellectual property.

Protecting against the unauthorized use of Gorilla’s intellectual property, products and other proprietary rights is expensive and can be difficult, particularly with respect to international jurisdictions. Unauthorized parties may attempt to copy or reverse engineer Gorilla’s solutions or certain aspects of Gorilla’s solutions that are considered proprietary. Litigation may be necessary in the future to enforce or defend Gorilla’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S. Any such litigation, regardless of merit, could be costly, divert the attention of management and may not ultimately be resolved in Gorilla’s favor.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available or applied for in every country in which Gorilla’s products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce Gorilla’s intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering its smart vision solutions or certain aspects of its solutions that Gorilla considers proprietary could adversely affect its business, operating results, financial condition and prospects.

In addition to patented technology, Gorilla relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Gorilla relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Gorilla believes is best protected by means that do not require public disclosure.

Gorilla generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Gorilla may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Gorilla has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Gorilla’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Gorilla, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Gorilla’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Gorilla operates may afford limited or no protection for its trade secrets.

Gorilla also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or that these measures will provide adequate protection. There is a risk that third parties may obtain and improperly utilize Gorilla’s proprietary information to its competitive disadvantage. Gorilla may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Third-party claims that Gorilla is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Gorilla has pending patents related to its products, a number of companies, both within and outside of Gorilla’s industry, hold other patents covering systems and methods. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Gorilla may receive, in the future, inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Gorilla expands its presence in the market. In addition, third parties may claim that the names and branding of Gorilla’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Gorilla may be liable for damages, be forced to change the branding of its products in the affected territories, or may be required to pay royalties for a license (if a license is available at all).

Gorilla currently has a number of agreements in effect pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and partners from damages and costs which may arise from the infringement by Gorilla’s products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Gorilla’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if without merit, could adversely affect Gorilla’s relationships with its customers, may deter future customers from purchasing its products and could expose Gorilla to costly litigation and settlement expenses. Even if Gorilla is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Gorilla to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect Gorilla’s brand and operating results.

Gorilla’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Gorilla to acquire intellectual property rights or licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Gorilla to pay substantial damages or obtain an injunction. An adverse determination also could invalidate Gorilla’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Gorilla procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Gorilla’s business, operating results, financial condition and prospects.

If any of the systems of any third parties upon which we rely, our customers’ cloud or on-premises environments, or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and operations and maintenance services may be harmed, and we may lose business and incur losses or liabilities.

Our success depends, in part, on our ability to provide effective data security protection in connection with our platforms and services, and we rely on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because our platforms and services are used by our customers to store, transmit, index or otherwise process and analyze large data sets that often contain proprietary, confidential and/or sensitive information (including in some instances personal or identifying information), our software is perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and our software faces threats of unintended exposure, exfiltration, alteration, deletion or loss of data. Additionally, because many of our customers use our platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services.

We, and the third-party vendors upon which we rely, have experienced, and may in the future experience, cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors’ technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Although prior cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that future cyberattacks, if successful, will not have a material impact on our business or financial results. While we have security measures in place to protect our information and our customers’ information and to prevent data loss and other security breaches, we have not always been able to do so and there can be no assurance that in the future we will be able to anticipate or prevent security breaches or unauthorized access of our information technology systems or the information technology systems of the third-party vendors upon which we rely. Despite our implementation of network security measures and internal information security policies, data stored on personnel computer systems is also vulnerable to similar security breaches, unauthorized tampering or human error.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of our customers, including U.S. government customers, contractually require us to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may face direct or indirect liability, costs, or damages, contract termination, our reputation in the industry and with current and potential customers may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition and results of operations could be materially and adversely affected.

Further, unauthorized access to our or our third-party vendors’ information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action or investigations that could result in damages, material fines and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new platforms or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We maintain cybersecurity insurance and other types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover all costs associated with a potential data security incident. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our financial condition.

Issues in the use of artificial intelligence (including machine learning) in our platforms may result in reputational harm or liability.

AI is enabled by or integrated into many of our platforms and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. For example, Article 22 of the EU/UK General Data Protection Regulation (further described later in this document) states that data subjects “shall have the right not to be subject to a decision based solely on automated processing, including profiling, which produces legal effects concerning him or her or similarly significantly affects him or her.” The use of AI can be categorized as automated individual decision-making. Further, some AI scenarios present ethical issues. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

We depend on computing infrastructure operated by Amazon Web Services (“AWS”), and other third parties to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based services (including IVAR®), customer relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues or other performance deficiencies; if they are updated such that our platforms become incompatible; if these services, software or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise; or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

We have experienced, and may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition, and results of operations could be adversely affected.

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

Furthermore, our platforms are in many cases important or essential to our customers’ operations, including in some cases, their cybersecurity or oversight and compliance programs, and subject to service level agreements (“SLAs”). Any interruption in our service, whether as a result of an internal or third-party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition, and results of operations.

Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.

A failure to maintain our relationships with our third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.

Our policies regarding customer confidential information and support for individual privacy and civil liberties could cause us to experience adverse business and reputational consequences.

We strive to protect our customers’ confidential information and individuals’ privacy consistent with applicable laws, directives, and regulations. Consequently, we do not provide information about our customers to third parties without legal process. From time to time, government entities may seek our assistance with obtaining information about our customers or could request that we modify our platforms in a manner to permit access or monitoring. In light of our confidentiality and privacy commitments, we may legally challenge law enforcement or other government requests to provide information, to obtain encryption keys, or to modify or weaken encryption. To the extent that we do not provide assistance to or comply with requests from government entities, or if we challenge those requests publicly or in court, we may experience adverse political, regulatory, legal, business and reputational consequences, including among certain customers or portions of the public. Conversely, to the extent that we do provide such assistance, or do not challenge those requests publicly in court, we may experience adverse political, business, and reputational consequences from other customers or portions of the public arising from concerns over privacy or the government’s activities.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends, in part, on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in Taiwan, the United States and other jurisdictions so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties may attempt to disclose, obtain, copy or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us or applied for in every country in which our platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Taiwan and the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology.

In addition, we may be the subject of intellectual property infringement or misappropriation claims, which could be very time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages if we are found to have infringed patents, copyrights, trademarks or other intellectual property rights, or breached trademark co-existence agreements or other intellectual property licenses and could require us to cease using or to rebrand all or portions of our platforms. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

While we have issued patents and patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties form competing with us or otherwise provide us with any competitive advantage.

In addition, any of our patents, copyrights, trademarks, or other intellectual property or proprietary rights may be challenged, narrowed, invalidated, held unenforceable, or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us. Third parties also may legitimately and independently develop products, services, and technology similar to or duplicative of our platforms. In addition to protection under intellectual property laws, we rely on confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights. Because we may be an attractive target for cyberattacks, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. We may be required to spend significant resources to monitor and protect our intellectual property and other proprietary rights, and we may conclude that in at least some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We may initiate claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such litigation, whether or not it is resolved in our favor, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

We have been, and may in the future be, subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Our success and ability to compete also depends, in part, on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently pursue litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantial resources to enforce their intellectual property rights and to defend claims that may be brought against them. Such litigation also may involve non-practicing patent assertion entities or companies who use their patents as a means to extract license fees by threatening costly litigation or that have minimal operations or relevant product revenue and against whom our patents may provide little or no deterrence or protection. We have received notices, and may continue to receive notices in the future, that claim we have infringed, misappropriated, misused or otherwise violated other parties’ intellectual property rights, and, to the extent we become exposed to greater visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or other violation claims, which is not uncommon with respect to software technologies in particular. There may be third-party intellectual property rights, including issued patents or pending patent applications that cover significant aspects of our technologies, or business methods. There may also be third-party intellectual property rights, including trademark registrations and pending applications that cover the goods and services that we offer in certain regions. We may also be exposed to increased risk of being the subject of intellectual property infringement, misappropriation, or other violation claims as a result of acquisitions and our incorporation of open source and other third-party software into, or new branding for, our platforms, as, among other things, we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement, misappropriation, or other violation risks. In addition, former employers of our current, former, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any intellectual property claims, with or without merit, are difficult to predict, could be very time-consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and may not be covered by the insurance that we carry. These claims could subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed a third party’s intellectual property rights. These claims could also result in our having to stop using technology, branding or marks found to be in violation of a third party’s rights and any necessary rebranding could result in the loss of goodwill. We could be required to seek a license for the intellectual property, which may not be available on commercially reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our expenses. As a result, we could be required to develop alternative non-infringing technology, branding or marks, which could require significant effort and expense. If we cannot license rights or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our platforms or features, we could lose existing customers, and we may be unable to compete effectively. Any of these results would harm our business, financial condition, and results of operations.

Further, our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of third-party claims of intellectual property infringement, misappropriation, or other violations of intellectual property rights, damages caused by us to property or persons, or other liabilities relating to or arising from our platforms, services, or other contractual obligations. Large indemnity payments could harm our business, financial condition, and results of operations. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Real or perceived errors, failures, defects or bugs in our platforms could adversely affect our results of operations and growth prospects.

Because we offer very complex platforms, undetected errors, defects, failures or bugs may occur, especially when platforms or capabilities are first introduced or when new versions or other product or infrastructure updates are released. Our platforms are often installed and used in large-scale computing environments with different operating systems, software products and equipment, and data source and network configurations, which may cause errors or failures in our platforms or may expose undetected errors, failures, or bugs in our platforms. Despite testing by us, errors, failures, or bugs may not be found in new software or releases until after commencement of commercial shipments. In the past, errors have affected the performance of our platforms and can also delay the development or release of new platforms or capabilities or new versions of platforms, adversely affect our reputation and our customers’ willingness to buy platforms from us, and adversely affect market acceptance or perception of our platforms. Many of our customers use our platforms in applications that are critical to their businesses or missions and may have a lower risk tolerance to defects in our platforms than to defects in other, less critical, software products. Any errors or delays in releasing new software or new versions of platforms or allegations of unsatisfactory performance or errors, defects or failures in released software could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the software, cause us to lose significant customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our platforms could be perceived to be ineffective for a variety of reasons outside of our control. Hackers or other malicious parties could circumvent our or our customers’ security measures, and customers may misuse our platforms resulting in a security breach or perceived product failure.

Real or perceived errors, failures, or bugs in our platforms and services, or dissatisfaction with our services and outcomes, could result in customer terminations and/or claims by customers for losses sustained by them. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs. Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty for our software products and services and a service level agreement for our performance of software operations via our operations and maintenance services to customers. In the event that there is a failure of warranties in such agreements, we are generally obligated to correct the product or service to conform to the warranty provision as set forth in the applicable service level agreement, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service (generally prorated over the contract term). The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

In addition, our platforms integrate a wide variety of other elements, and our platforms must successfully interoperate with products from other vendors and our customers’ internally developed software. As a result, when problems occur for a customer using our platforms, it may be difficult to identify the sources of these problems, and we may receive blame for a security, access control, or other compliance breach that was the result of the failure of one of other elements in a customer’s or another vendor’s IT, security or compliance infrastructure. The occurrence of software or errors in data, whether or not caused by our platforms, could delay or reduce market acceptance of our platforms and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition, and results of operations. If an actual or perceived breach of information correctness, auditability, integrity, or availability occurs in one of our customers’ systems, regardless of whether the breach is attributable to our platforms, the market perception of the effectiveness of our platforms could be harmed. Alleviating any of these problems could require additional significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects.

The mishandling or even the perception of mishandling of sensitive information could harm Gorilla’s business.

Gorilla’s products are in some cases used by customers to compile and analyze highly sensitive or confidential information and data, including, in some cases, information or data used in intelligence gathering or law enforcement activities. Gorilla or its partners may receive or come into contact with customer’s sensitive or confidential information or data, including personally identifiable information, when Gorilla is asked to perform services or support functions for its customers. Gorilla or its partners may also receive or come into contact with such information in connection with Gorilla’s SaaS or other hosted or managed services offerings. Gorilla has implemented policies and procedures and use information technology systems to help ensure the proper handling of such information and data, including background screening of certain services personnel, non-disclosure agreements with employees and partners, access rules and controls on Gorilla’s information technology systems. Customers are also increasingly focused on the security of Gorilla’s products and Gorilla works to ensure their security, including through the use of encryption, access rights and other customary security features. However, these measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times. The improper handling of sensitive data, or even the perception of such mishandling (whether or not valid), or other security lapses by Gorilla or its partners or within Gorilla’s products, could reduce demand for Gorilla’s products or otherwise expose it to financial or reputational harm or legal liability.

Legal and Regulatory Risks Related to Gorilla’s Business

Gorilla’s operations and platform are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and its data consumers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of Gorilla’s platform and operations to comply with or enable data consumers to comply with applicable laws and regulations would harm its business, results of operations and financial condition.

Privacy is at the core of Gorilla’s technology. As a result, the platform and marketplace were designed to take into consideration the requirements of the General Data Protection Regulation 2016/679 (“GDPR”) and California Consumer Privacy Act of 2018 (“CCPA”). Gorilla has and continues to invest time and resources, including the review of its technology and systems to ensure its taking into consideration the requirements of applicable data privacy laws.

Gorilla and its data providers and data consumers may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from EU residents or by businesses operating within their jurisdiction. For example, as of January 1st, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses, vehicle identification number, GPS location and, in some jurisdictions, IP addresses and other online identifiers.

For example, the GDPR, and national implementing legislation in the European Economic Area (“EEA”) member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Noncompliance with GDPR and the UK GDPR can respectively trigger fines equal to or greater of €20 million or 4% of global annual revenues. In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Although Gorilla believes that its Gorilla Vehicle Data Platform currently meets the material requirements of GDPR, to the extent the requirements of GDPR change or are expanded, Gorilla may need to invest significant time and resources, including a review of its technology and systems currently in use against such changed or expanded requirements of GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If Gorilla’s efforts to comply with GDPR or other applicable EU laws and regulations are not successful, Gorilla may be subject to penalties and fines, as well as the other action as noted above, that would adversely impact Gorilla’s business and results of operations, and its ability to conduct business in the EU could be significantly impaired.

We are also subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EU to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-US Privacy Shield Framework. The CJEU also imposed substantial requirements upon the continued use of standard contractual clauses for data transfers from the EU to the United States. Further, the EU Commission published revised standard contractual clauses in 2021, which went into effect on June 27, 2021. Companies are required to use the revised standard contractual clauses after September 27, 2021, and were required to cease use of the legacy clauses by December 27, 2022. The terms of these revised standard contractual clauses may make the use of the clauses difficult or impossible to use under some circumstances. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. We and our customers are at risk of enforcement actions taken by European regulators until such point in time that we are able to ensure that all data transfers to the United States (and other countries deemed to be “third countries”) from the EU are legitimized.

We are also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and the U.K., regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the European Directive 2002/58/EC, (the “ePrivacy Directive”) are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Furthermore, outside of the EU, Gorilla continues to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws in the United States. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”) regulating the processing of personal data, which was enacted in August 2020. Also, on June 28, 2018, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although Gorilla believes that its Gorilla Vehicle Data Platform currently meets the requirements of the CCPA, to the extent the requirements of CCPA change or are expanded may increase Gorilla’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase Gorilla’s potential liability and adversely affect its business. For example, the states of Virginia and Colorado also have passed data protection laws, similar to the CCPA, which went into effect or will go into effect in 2023. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal data. The CPRA went into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. Gorilla continues to invest time and resources in reviewing our technology and systems to meet the evolving data privacy regulations, be they GDPR, CCPA or others. Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity may require us to modify our business practices, limit our ability to develop new products and features and subject us to increased compliance obligations and regulatory scrutiny.

In addition, additional jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit Gorilla’s ability to expand into those markets or prohibit Gorilla from continuing to offer its marketplace in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for Gorilla’s platform, restrict its ability to offer its marketplace in certain locations, limit its ability to transfer data between jurisdictions or subject Gorilla to sanctions, by national data protection regulators, all of which could harm its business, financial condition and results of operations. Any such regulations may also restrict OEMs or other data providers from collecting, processing and sharing vehicle data which may adversely impact Gorilla’s business. Additionally, although Gorilla endeavors to have its platform and operations comply with applicable laws and regulations, Gorilla expects that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and Gorilla cannot yet determine the impact such future laws, rules, regulations and standards may have on its business or that of its data providers and data consumers, which may indirectly impact Gorilla. Furthermore, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or its internal practices. As a result, it is possible that Gorilla or its platform or operations or the businesses of its data providers and data consumers, may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact Gorilla’s business and practices, require Gorilla to expend significant resources to adapt to these changes and modify its platform and business, or to stop offering its platform in certain countries. These developments could adversely affect Gorilla’s business, results of operations and financial condition.

Gorilla also may be bound by contractual obligations relating to its collection, use and disclosure of personal and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by Gorilla, its platform or operations, or Gorilla’s data providers and data consumers, to comply with new or existing U.S., EU or other applicable privacy or data security laws, regulations, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, share or transfer of, personal data or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

Gorilla is subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact its business.

Gorilla’s business and operations are subject to a variety of regulatory requirements in the United States and abroad, including, among other things, with respect to labor, tax, import and export, anti-corruption, data privacy and protection and communications monitoring and interception. Compliance with these regulatory requirements may be onerous and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Gorilla may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate its business, such as for the import or export of its products. While Gorilla has implemented policies and procedures designed to achieve compliance with these laws and regulations, Gorilla also cannot assure you that it or its personnel will not violate applicable laws and regulations or its policies regarding the same.

Regulatory requirements may also influence market demand for many of Gorilla’s products and/or customer requirements for specific functionality and performance or technical standards. The domestic and international regulatory environment is subject to constant change, often based on factors beyond Gorilla’s control or anticipation, including political climate, budgets and current events, which could reduce demand for Gorilla’s products or require Gorilla to change or redesign products to maintain compliance or competitiveness.

Failure to comply with governmental laws and regulations could harm our business, and we have been, and expect to be, the subject of legal and regulatory inquiries, which may result in monetary payments or may otherwise negatively impact our reputation, business and results of operations.

As noted previously, our business is subject to regulation by various federal, state, local, and foreign governments in which we operate. Noncompliance with applicable regulations or requirements could subject us to investigations, administrative proceedings, sanctions, enforcement actions, disgorgement of profits, fines, damages, litigation, civil and criminal penalties, termination of contracts, exclusion from sales channels or sales opportunities, injunctions or other consequences. Such matters may include, but are not limited to, claims, disputes, allegations or investigations related to alleged violations of laws or regulations relating to anticorruption requirements, lobbying or conflict-of-interest requirements, export or other trade controls, data privacy or data protection requirements, or laws or regulations relating to employment, procurement, cybersecurity, securities, or antitrust/competition requirements. We may be subject to government inquiries that drain our time and resources, tarnish our brand among customers and potential customers, prevent us from doing business with certain customers or markets, including government customers, affect our ability to hire, attract and maintain qualified employees, or require us to take remedial action or pay penalties. From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. Any negative outcome from such inquiries or investigations or failure to prevail in any possible civil or criminal litigation could adversely affect our business, reputation, financial condition, results of operations, and growth prospects.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and globally, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Changes to the current regulations and currency restrictions in Hong Kong could materially and adversely affect Gorilla’s business operations in Hong Kong and Gorilla’s overall results of operation.

Gorilla differentiates Hong Kong from People’s Republic of China (“PRC” or “mainland China”). Apart from the sovereign issues relating to Hong Kong and PRC, Hong Kong is still considered as an important portal for doing business and one of the global financial centers. Our operations in Hong Kong are our gateway to business relationships with our clients in South East Asia. Generally, there are no restrictions on foreign ownership in companies in Hong Kong, except for ownership in licenses in the broadcasting and cable industry, which we are not involved in such business operations. Hong Kong has in place monetary policy objectives to maintain a stable external exchange value of Hong Kong dollars, in terms of its exchange rate in the foreign exchange market against the US dollar. There are otherwise no foreign exchange controls in Hong Kong. There is generally a free flow of capital into and out of Hong Kong. Lastly, Hong Kong has no official ‘censorship’ law. The national security law (“NSL”) was enacted in 2020 which criminalizes four types of acts: secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security. Whether and how the NSL may apply to Gorilla will depend on the Gorilla’s nature of business. If changes are made to the current restrictions on foreign ownership of companies in Hong Kong, the foreign exchange controls or later amendments to NSL, our business operations in Hong Kong and the results of operation may be materially and adversely affected.

The PRC government may intervene or influence our operations in Hong Kong at any time, which could result in a material change in our Hong Kong operations and adversely impact our financial condition and the value of our ordinary shares.

Hong Kong is a special administrative region of PRC. Therefore, the PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations in Hong Kong as the PRC government deems appropriate to further achieve its regulatory, political and societal goals. The PRC government has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from the relevant governmental authorities to commence or continue to operate our business in Hong Kong, which may adversely affect our business, financial condition and results of operations. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong. Any such action, once taken by the PRC government, could adversely impact our financial condition and cause the value of our ordinary shares to significantly decline. In addition, if we were to become subject to the direct or indirect intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations in Hong Kong and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Uncertainties in the PRC’s legal system could adversely affect our business and result of operations.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in the PRC. However, since the laws and regulations are relatively new and the PRC’s legal system continues to evolve rapidly, interpretations of laws, regulations and rules are not always uniform, and enforcement involves uncertainties. Despite the development of the legal system, the PRC’s system of laws is not yet complete. Even where laws and regulations exist in the PRC, there may be laws and regulations at the national level or local level, which are peculiar to the PRC and not commonly seen in developed countries and may impose additional procedural or compliance requirements on those subject to such laws and regulations. Furthermore, the recognition and enforcement of foreign judgments are provided for under the China Civil Procedural Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the China Civil Procedural Law based either on a treaty between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

Therefore, if a foreign judgment is rendered by a foreign court where the country and the PRC do not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgements, such a judgement may not be enforced by a PRC court. The relative inexperience of PRC’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of laws and regulations of the PRC may be subject to government policies reflecting domestic political changes.

If the PRC further intervenes in Hong Kong, our operations in Hong Kong may be subject to administrative review and approval by various national and local agencies of the PRC government. Due to the changes occurring in the legal and regulatory structure of the PRC, we may not be able to secure the required governmental approval for such activities.

In addition, local government authorities may adopt their own policies and practices. Failure to obtain the requisite governmental approval or to comply with the local government’s policies or practices for any of our business activities could adversely affect our business and operating results.

We cannot predict the effects of future developments relating to the PRC’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the pre-emption of local regulations by national PRC laws or the overturning of local government’s decisions by the central PRC government. These uncertainties may limit the legal protections available to us. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management’s attention.

PRC laws and regulations are sometimes vague and uncertain. Rules and regulations in the PRC can change quickly with little advance notice. Any changes in such laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Rules and regulations in the PRC can change quickly with little advance notice. We and our current subsidiaries, and any future subsidiaries, may be considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we may be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

Risks Related to Gorilla’s Incorporation in the Cayman Islands

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a United States company.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We may re-domicile or continue out of the Cayman Islands into another jurisdiction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We may relocate the home jurisdiction of our business or re-domicile or continue out of the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Risks Related to Gorilla’s Substantial Presence in Taiwan

Conditions in Taiwan could materially and adversely affect Gorilla’s business.

Many of Gorilla’s employees, including certain management members operate from its offices that are located in Neihu District of Taipei City, Taiwan. In addition, a number of Gorilla’s officers and directors are residents of Taiwan. Accordingly, political, economic and military conditions in Taiwan and the surrounding region, including any escalation of tensions between China and Taiwan, may directly affect Gorilla’s business and operations.

Because our Company is located outside of the U.S., Gorilla is subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect Gorilla’s revenue and cost of doing business in Taiwan.

Gorilla’s offices and employees are located in Taiwan. Foreign economic downturns may affect our results of operations in the future. Additionally, other facts relating to the operation of Gorilla’s business outside of the U.S. may have a material adverse effect on Gorilla’s business, financial condition and results of operations, including:

●	international economic and political changes;

●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations and treaties;

●	lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, shopper protection laws, enforcement of intellectual property rights, laws dealing with shopper and data protection, privacy, encryption, denied parties and sanctions, and restrictions on pricing or discounts;

●	heightened exposure to fraud;

●	legal uncertainty in foreign countries with less developed legal systems;

●	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or customs formalities, embargoes, exchange controls, government controls or other trade restrictions;

●	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), which correlates with the scope of our sales and operations in foreign jurisdictions and operations in certain industries, such that an increase in such operations would increase risk of non-compliance with the aforementioned laws, and export control laws;

●	fluctuations in exchange rates that may increase our foreign exchange exposure;

●	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

●	difficulties in achieving headcount reductions due to unionized labor and works councils;

●	restrictions on transfers of funds and assets between jurisdictions; and

●	China — Taiwan geo-political instability.

As Gorilla continues to operate its business, its success will depend in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could materially adversely affect Gorilla’s business, financial condition and results of operations.

Gorilla may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

Gorilla is subject to the FCPA, the U.K. Bribery Act, and other laws that prohibit improper payments or offers of payments to foreign governments, foreign government officials and political parties by U.S. persons as defined by the statute for purposes of obtaining or retaining businesses. Gorilla may have agreements with third parties who may make sales in mainland China and the U.S., during the process of which Gorilla may be exposed to corruption. Activities in Taiwan create the risk of unauthorized payments or offers of payments by an employee, consultant or agent of Gorilla, because these parties are not always subject to Gorilla’s control.

Although Gorilla believes to date it has complied in all material aspects with the provisions of the FCPA, the U.K. Bribery Act and Chinese anti-corruption law, the existing safeguards and any future improvements may prove to be less than effective and any of Gorilla’s employees, consultants or agents may engage in corruptive conduct for which Gorilla might be held responsible. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption law may result in severe criminal or civil sanctions against Gorilla and individuals and therefore could negatively affect Gorilla’s business, operating results and financial condition. In addition, the Taiwanese government may seek to hold Gorilla liable as a successor for FCPA violations committed by companies in which Gorilla invests or acquires.

International operations expose Gorilla to currency exchange and repatriation risks, and Gorilla cannot predict the effect of future exchange rate fluctuations on its business and operating results.

Gorilla has business operations in Taiwan and collaborative activities in the U.S. Substantial amounts of revenues are received and expenses are incurred in both New Taiwan Dollars and U.S. Dollars, and going forward substantial amounts of revenues may be received and expenses may be incurred in different currencies. Thus, Gorilla has exposure to currency fluctuations. Gorilla cannot assure you that the effect of currency exchange fluctuations will not materially affect its revenues and net income in the future.

Exposure to foreign currency exchange rate fluctuations could negatively impact our results of operations.

While some of the transactions through our platform are denominated in U.S. dollars, Gorilla has transacted in foreign currencies and may transact in additional foreign currencies in the future. Gorilla also has expenses denominated in currencies other than the U.S. dollar. Given our anticipated international growth, Gorilla expects the number of transactions in a variety of foreign currencies to continue to grow in the future. Gorilla may need to convert the currencies it receives through its operations into other currencies in order to fund its continued operations. Such conversions may create transaction costs to Gorilla. In addition, although Gorilla tries to limit its exposure to foreign currency fluctuations, the use of hedging instruments may not be available for all currencies or may not always offset losses resulting from foreign currency exchange rate fluctuations. Moreover, the use of hedging instruments can itself result in losses if we are unable to structure effective hedges with such instruments.

Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.

We are subject in certain jurisdictions where we have operations, such as certain countries in Asia and the MENA region, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, we may need to obtain regulatory approval prior to the repatriation of funds from these jurisdictions. If needed, we will attempt to obtain applicable approvals in these jurisdictions, though there can be no assurance that such approvals will be obtained in a timely manner, or at all, or that we will timely obtain approvals in jurisdictions where we may seek to operate in the future. Central banks may restrict the ability of companies to convert local currencies into foreign currencies and impose other exchange controls. We may not be unable to adequately address such restrictions. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition.

In addition, repatriations of cash from our subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If our subsidiaries are unable to pay dividends and make other payments or transfers of funds to us when needed, we may be unable to satisfy our obligations, which would have a material adverse effect on our business, financial condition and operating results.

It may be difficult to enforce a U.S. judgment against Gorilla, its officers and directors and the Taiwanese experts named in this Annual Report in Taiwan or the United States, or to assert U.S. securities laws claims in Taiwan or serve process on Gorilla’s officers and directors and these experts.

Many of Gorilla’s directors or officers are not residents of the United States and most of their and Gorilla’s assets are located outside the United States. Service of process upon Gorilla or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against Gorilla or its non-U.S. directors and executive officers may be difficult to obtain within the United States. Gorilla have been informed by its legal counsel in Taiwan that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Taiwan or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Taiwanese courts may refuse to hear a claim based on a violation of U.S. securities laws against Gorilla or its non-U.S. officers and directors because Taiwan may not be the most appropriate forum to bring such a claim. In addition, even if a Taiwanese court agrees to hear a claim, it may determine that Taiwanese law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Taiwanese law. Taiwanese courts might not enforce judgments rendered outside Taiwan, which may make it difficult to collect on judgments rendered against Gorilla or its non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Taiwan, a Taiwanese court will not enforce a non-Taiwanese judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Taiwanese courts (subject to exceptional cases) or if its enforcement is likely to prejudice its sovereignty or security.

Risks Related to the Gorilla Financial Statements and Internal Control Over Financial Reporting

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our shares may be materially and adversely affected.

Prior to the Merger, Gorilla had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weaknesses identified arose from: (i) lack of sufficient number of professionals with an appropriate level of accounting and regulatory knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately with respect to Gorilla’s financial reporting and internal control over financial reporting framework; and (ii) lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts. Following the identification of the material weaknesses, we have taken and plan to continue to take remedial measures to remedy the weaknesses. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. Our management may conclude that our internal control over financial reporting is not effective. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not able to obtain sufficient appropriate evidence with the level at which our controls are documented, designed or operating.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Being a Public Company

Gorilla incurs increased costs as a result of operating as a public company, and its management devotes substantial time to new compliance initiatives.

Gorilla is a new public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Gorilla is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Gorilla is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Gorilla’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, Gorilla expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase Gorilla’s net loss. For example, Gorilla expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Gorilla cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Gorilla to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for Gorilla’s securities may not be sustained, which would adversely affect the liquidity and price of Gorilla’s securities.

The price of Gorilla’s securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for Gorilla’s securities may not be sustained. In addition, the price of Gorilla’s securities can vary due to general economic conditions and forecasts, Gorilla’s general business condition and the release of Gorilla’s financial reports. Additionally, if Gorilla’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of Gorilla’s securities may be more limited than if Gorilla was quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Risks Related to Ownership of Our Ordinary Shares

Our forecasted operating and financial results rely in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts.

The projected financial and operating information appearing elsewhere in this proxy statement reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside of our control, including, but not limited to:

●	whether we can obtain sufficient capital to begin production and grow our business;

●	our ability to manage our growth;

●	whether we can manage relationships with our partners and suppliers;

●	whether we can rapidly deploy our facilities and successfully execute our production methodologies in such facilities;

●	the ability to obtain necessary regulatory approvals and certifications;

●	demand for our products and services;

●	the timing and costs of new and existing marketing and promotional efforts;

●	inflationary pressures in labor markets and for other resources

●	competition, including from established and future competitors;

●	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

●	the overall strength and stability of the economies in the markets in which we operate or intend to operate in the future; and

●	regulatory, legislative and political changes.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results.

Gorilla is a foreign private issuer and, as a result, it is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Gorilla reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because Gorilla qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

Gorilla may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Gorilla is a foreign private issuer and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gorilla on June 30, 2023. In the future, Gorilla would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Gorilla loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Gorilla would also have to mandatorily comply with U.S. federal proxy requirements, commence reporting its financials in accordance with U.S. GAAP and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Gorilla would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

As Gorilla is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, Gorilla has the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that it discloses the requirements it is not following and describes the home country practices it is following. Gorilla may in the future elect to follow home country practices with regard to certain matters. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

The market price and trading volume of the ordinary shares may be volatile.

The stock markets, including Nasdaq on which Gorilla lists the ordinary shares and warrants under the symbols “GRRR,” and “GRRRW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for the ordinary shares and warrants, the market price of the ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in the ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of the ordinary shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the ordinary shares and warrants. Gorilla cannot assure you that the market price of the ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in Gorilla’s estimates, or in the estimates of analysts, for Gorilla’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of Gorilla’s securities including due to the expiration of contractual lock-up agreements;

●	publication of research reports about Gorilla;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of Gorilla, changes in financial estimates by any securities analysts who follow Gorilla or Gorilla’s failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Gorilla;

●	commencement of, or involvement in, litigation involving Gorilla;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert Gorilla’s management’s attention and resources, which could have a material adverse effect on us.

Gorilla’s quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond its control, resulting in a decline in its stock price.

Gorilla’s quarterly operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;

●	profitability of Gorilla’s products, especially in new markets and due to seasonal fluctuations;

●	changes in interest rates;

●	impairment of long-lived assets;

●	macroeconomic conditions, both internationally and locally;

●	changes in consumer preferences and competitive conditions;

●	expansion to new markets; and

●	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about Gorilla, its business, or its market, or if they change their recommendations regarding the ordinary shares adversely, then the price and trading volume of Gorilla’s securities could decline.

The trading market for Gorilla’s securities is and will be influenced by the research and reports that industry or financial analysts publish about its business. Gorilla does not control these analysts, or the content and opinions included in their reports. As a new public company, Gorilla may be slow to attract research coverage and the analysts who publish information about Gorilla’s securities will have had relatively little experience with Gorilla, which could affect their ability to accurately forecast Gorilla’s results and make it more likely that Gorilla fails to meet their estimates. In the event Gorilla obtains industry or financial analyst coverage, if any of the analysts who cover Gorilla issues an inaccurate or unfavorable opinion regarding it, the price of Gorilla’s securities would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Gorilla’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade Gorilla’s securities or publish unfavorable research about it. If one or more of these analysts cease coverage of Gorilla or fail to publish reports on it regularly, Gorilla’s visibility in the financial markets could decrease, which in turn could cause the price of its securities or trading volume to decline.

Gorilla’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

If Gorilla fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, Gorilla can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if Gorilla’s securities become delisted from Nasdaq, for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Gorilla’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Gorilla qualifies as an emerging growth company within the meaning of the Securities Act, and Gorilla takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which makes Gorilla’s securities less attractive to investors.

Gorilla is eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as Gorilla continues to be an emerging growth company, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Gorilla could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time it is a “large accelerated filer” under U.S. securities laws.

Gorilla cannot predict if investors find its securities less attractive because it relies on these exemptions. If some investors find its securities less attractive as a result, there may be a less active trading market for its securities and the price of Gorilla’s securities may be more volatile. Further, there is no guarantee that the exemptions available to Gorilla under the JOBS Act will result in significant savings. To the extent that Gorilla chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact Gorilla’s financial condition.

Item 4: INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

Gorilla was incorporated in 2001 as a Cayman Islands exempted company, and our principal executive office is located at Meridien House, 42 Upper Berkeley Street, Marble Arch, London, United Kingdom W1H 5QJ. Our legal and commercial name is Gorilla Technology Group Inc. Our company incorporation number is 110283. Our registered office address in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website address is https://www.gorilla-technology.com, and our telephone number is +442039880574. The effective date of the registration statement (Commission File No. 333-262069) registering certain ordinary shares offered pursuant to the Business Combination Agreement upon which Gorilla’s ordinary shares were listed on the Nasdaq Capital Market was July 7, 2022. The Transactions closed on July 13, 2022. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715.

4.B. BUSINESS OVERVIEW

Gorilla is a provider of video intelligence, Internet of Things (“IoT”) security, edge AI data analytics and operational technology (“OT”) security solutions and services in Asia Pacific with operations and established distribution and sales channels in other key regions around the world, including the United States, Europe, the Middle East and Latin America.

We have been working in the field of video analytics since our incorporation in 2001. We have used this core competence to produce revolutionary and transformational technology using artificial intelligence (“AI”) and edge AI computing as video technologies transitioned from analog to digital formats.

Our established technologies in edge AI computing, video analytics, and OT security solutions and services form the foundation of our line of product and service offerings for a wide range of commercial, industrial, municipal and government customers. To provide end-to-end solutions for various sectors, we partner with industry-leading firms such as cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers.

Our proprietary machine learning and deep learning algorithms are foundational to our products and services, which enable our customers to securely move, store and analyze data for use in biometric authentication, account management, device management, business intelligence, and other applications. We divided our products and services into two segments, namely Video IoT and Security Convergence, each containing the video intelligence and Internet of Things (IoT) and convergence of information technology (IT) and operational technology (OT) security solutions, respectively.

History

Gorilla was incorporated in 2001 as a Cayman Islands exempted company. Our initial operations focused on supporting broadcasting firms with video content for storage, labeling, processing and retrieval. Gorilla’s video analysis and AI capabilities were built on this foundation. We invested in research and development to enhance our platform to deploy facial recognition technology in 2010 as Gorilla’s expertise developed. Since then, we have grown our expertise in IoT, video intelligence, edge AI computing and cybersecurity, with product and service offerings spanning a wide range of sectors and customers.

As of December 31, 2022, we have been deploying our products and solutions in over 300 retail stores, 50 offices, 50 construction sites (pending completion of our pilot program), 6 highways, several train stations in 6 metro city areas, 107 parking buildings, 2 international airports, 9 ports, 25 city traffic, 6 logistics of air-freight and container ships, 7 city police departments, 5 national law enforcement agencies, one national weather bureau, one national ocean affairs council, and 15 correctional facilities, among many other vertical entities to collect, process, and analyze raw data in order to create actionable data points for our customers, among many other vertical businesses.

An Overview of Our Business

Edge AI significantly underlies Gorilla’s business offering. When data is processed at a network’s “edge” (or where the data is generated and consumed) on devices where it was originally created it lessens the need for additional computation or power requirements or traditional hardware and software, not to mention the bandwidth needed in constantly pushing video data from edge to server. There are four primary advantages to moving AI processing to the edge:

●	Highly economical and cost-effective. Moving AI processing to the edge reduces the quantity of data processed by larger devices, which have become computationally more powerful, and reduces the volume of data being transferred to the cloud.

●	Faster speeds for processing and storage. Latency for real-time processing is minimized by keeping and processing data closer to the edge.

●	Ensures security and reduces disruption. Keeping data on the local device and dispersing storage, processing and applications across a variety of devices and data centers ensures security and prevents the entire network from being brought down by a single outage.

●	Reliable connections and workflows. Our proprietary edge AI virtualization technology enables a highly dependable mesh architecture for distributed computing and storage, especially inside the low latency of a 5G Private Network, and minimizes workflow interruptions due to network outages.

A significant portion of our customers are governmental agencies. To meet the accounting, invoicing and budgeting procedures applicable to those customers, our income generated by particular governmental agency customers will be recognized upon the customers’ acceptance of our invoice. For example, a project with governmental agency was won by the end of previous fiscal year or at the beginning of the current fiscal year, the customer will accept our billing upon the completion of such project, which could be by the end of the current fiscal year or potentially, the next fiscal year. Seasonality may cause fluctuations in our results of operations and position. See the sections of this Annual Report titled “Risk Factors —  Seasonality may cause fluctuations in our results of operations and position” and Item 5.A. “Operating Results — Quarterly Revenue Trends” for more information.

AI Lifecycle Framework: Turning Video & Network Intelligence into Actionable Insights Using a Big Data Platform

Edge AI Computing

By boosting accuracy and minimizing human error through automation, edge AI and edge computing devices help numerous sectors become more efficient and safer. Machine learning intelligent camera systems can gather raw data, process it, and analyze it using facial recognition to identify persons of interest and questionable actions that may be occurring immediately at the edge, due to the emergence of edge AI.

Numerous industries across the board are already seeing the potential of these edge computing devices to benefit people’s daily life. Transportation/driverless cars, education, medical/healthcare, agriculture, manufacturing/factories, retail/shopping and video surveillance are all early users of edge AI and edge computing technologies.

As edge AI and video analytics grow more entwined, Fortune Business Insights forecasts a 23.8% compound annual growth rate (“CAGR”) for the worldwide video analytics market to 2029. Additionally, increased usage of video analysis solutions in retail, healthcare, building and construction, and other sectors is offering attractive prospects for market participants.

To make the most of these new trends, Gorilla is increasingly turning to AI at the edge. Gorilla’s technology in edge AI computing makes up a comprehensive video surveillance system that is designed for CPU efficiency. Recognizing the high computing demand it needs, Gorilla’s edge AI and deep learning technology can “piggyback” on big data at the edge, and with better algorithms, a new generation of video analytics is created. The result is increased accuracy with optimized video processing.

Gorilla IVAR® has edge AI technology that may be used to enable real-time responses to events from edge and IoT devices and security equipment. Users obtain advanced insights about people, vehicles and moving objects in the form of information for unique use-cases in surveillance and security, retail and customer service, traffic and parking, staff and visitor management, and other areas. As a certified computer vision MRS partner of Intel® to optimize their solution with OpenVINO™, Gorilla’s IVAR® is on the pulse of the market, enabling clients to benefit from the Open Visual Inference & Neural Network Optimization toolkit in new and unexpected ways. We believe Gorilla’s AI technology is helping fast-track the deployment of computer vision for edge computing involving cameras and IoT devices, and it is being used to help develop solutions that emulate human sight, useful for addressing the growing markets in deep learning and computer vision. We believe it has been used successfully in edge implementations, useful for single, stand-alone device locations like when pointed at a point-of-sale system, in an edge/gateway configuration, used in larger areas encompassing multiple moving pieces like for large train stations, and in server configurations, which may ensure expansive areas like hospitals, airports and smart cities can keep their citizens safe.

Gorilla OT Security uses AI technology to deliver endpoint and network security in the OT environment. Gorilla OT Security may be used in a wide range of OT fields, including ports, airports, power, medical care, factory automation, intelligent traffic management, retail, financial, entertainment, logistics and smart cities, among others and easily converges with existing IT security.

By boosting accuracy and minimizing human error through automation, Gorilla’s edge AI system is assisting industries in becoming more efficient and safer. Gorilla offers high-performance video analysis to bring edge and IoT data and business intelligence into the age of machine learning while ensuring operational security. This solution delivers advanced dataset services for cloud servers and enables value-added applications in numerous sectors such as retail, industrial markets, banking, education and public safety. Interest in the solution is expected to continue to rise as industries understand the potential of these devices to improve their day-to-day lives, as well as their businesses and overall safety.

AI Big Data Platform

Edge AI devices not only process various types of structured data but can also analyze and transform the unstructured video and image data into structured data via deep learning, a form of AI technology.

Once processed, the data is encrypted and sent with the time of collection as an event for analysis in vertical application services built on top of Gorilla’s AI Big Data Platform, which is a distributed system that can be easily scaled out by adding more nodes to improve its capacity and computation power. It can accommodate structured data, such as relational database, CSV/Excel/JSON/XML files and OpenAPI, and unstructured data such as video, images and text from edge AI devices and various other heterogeneous data sources. The data can be pre-processed according to the characteristics of the data source to ensure consistency and availability during the import process.

After data is imported into the AI Big Data Platform, it will be indexed according to its time, location information, and the characteristics of each data field to form a temporal-spatial database, so that we can build various vertical applications and services to process, correlate and analyze data on top of the platform.

The core of the Gorilla AI Big Data Platform is AI Hyper Learning. After the data is collected by the edge device being sent to the Big Data Platform, in addition to analyzing with pre-trained analysis models, you can also use the AI Hyper Learning core to train a more accurate AI algorithm based on the field-specific data and then apply the new AI model to the edge AI device to form a complete AI Lifecycle. Integrating the features of 5G multi-access edge computing (“MEC”), data can stay in the field and the AI Hyper Learning core can be deployed to the MEC Server on the field side. In this way, data privacy and real-time and in-field training can be taken into account at the same time.

Vertical AI Application Services

We are building Vertical AI Application on the rapidly evolving Hybrid Edge-Cloud environment, which will eventually overlap with our core technology. Multiple vertical applications will be built on top of the AI Big Data Platform to provide real-time and statistics AI data and visualization dashboard, which will support both video analytics data and cybersecurity analytics AI data.

Gorilla provides a variety of AI solutions and services that combines video analytics and IoT technology to deliver business intelligence insights for improving performance in sales, operations and understanding of customer needs. Smart cities, commercial and major enterprise settings, in retail and hospitality, and academia are just a few of the key industries where this technology is already implemented. While security and safety are at the root of these solutions, governments and enterprises are using Gorilla’s vertical solutions and services in new and innovative ways, like to ease traffic congestion or better manage customers in a busy retail environment.

Enterprises, small business and smart cities are increasingly seeing the advantage of implementing AI. Gorilla’s vertical solutions are a real-time video analytics solution that creates many benefits in the business and security intelligence fields by being an Intel certified Market Ready Solution (MRS), performance-driven edge AI and computer vision software. Gorilla’s vertical solutions are fueled by the need to make sense of large data sets from video applications and the need for AI optimization.

Gorilla’s solutions and services have already been implemented in the following key vertical markets:

●	Smart City — For public safety, driverless cars and to monitor changes in the environment;

●	Transportation — Traffic monitoring, parking management and more;

●	Business and Enterprise — In building safety and security, as well as employer/employee turnout;

●	Retail and Hospitality — For targeted marketing, customer management and loss prevention; and

●	Education — For campus security and professor/student course engagement.

Business for Major Verticals

Smart City & Transportation

●	Stadium and Public Spaces

●	Airports, Ports & Stations

●	Traffic & Parking Management

●	Highway, Street & Intersection

●	Power Plants & Key Infrastructure Projects

●	Environmental Monitoring

Government, smart parking, campus and arena administrators can use Gorilla Smart City and Safe City solutions to better monitor, manage and make large-scale decisions. Gorilla’s comprehensive Smart Municipal solution, which is based on IVAR®’s cutting-edge AI technology, has been used in a number of city projects and excels at traffic control, public safety, and central management. Our edge computing technologies like IVAR® are influencing how people use intelligent video analytics around the world.

	Scenarios		Benefits
● ● ● ●

Enhanced Post-pandemics management (ID & temperature checking, AI social distancing)

Public space customers entrance control

Traffic violation & abnormal situation notification

Intelligent Transportation System connected with road site unit (includes traffic light signal)

● ● ● ●

Best Cost & Performance:

- Improve predictive maintenance & performance operation management

Low Latency:

- Edge AI & data analytics to shorten data transform latency & response time (detect dangerous situations and respond on time)

Advanced Security:

- On-site big data collection & analytics for instant response & decision making

High Reliability:

- Vertical certificated AI appliance & SaaS, and provide AI training/machine learning eco-system

Industrial

●	Automobiles

●	Energy & Oil

●	Manufacturing & Robotics

●	Architecture & Construction

●	Medical Instruments

●	Defense

To efficiently manage people and spaces, Gorilla Industrial Solutions delivers AI-based video surveillance and OT security. Integrating access control, attendance, scheduling and intrusion detection can easily be integrated with current departments or company-wide systems. It merges traditional processes with IoT, facial recognition, and temperature and mask detection technologies, which allows businesses to access, control and manage employee and visitor records in a single location.

Scenarios		Benefits
AI plug-in instrument for vertical based scenario (production line, operation/medical process) Automatically vehicle/people access control & management Risk prediction and real-time alerting	● ● ● ●

Best Cost & Performance:

- Improve predictive maintenance & provide performance operation management

Low Latency:

- Edge AI & data analytics to shorten data transform latency & response time (detect dangerous/abnormal situations on time)

Advanced Security

- Big data collection & analytics for prediction and instant response & decision making

High Reliability

- AI Appliance & SaaS for easy plug & play, and provide AI training/machine learning eco-system

Commercial

●	Retail

●	Healthcare

●	Education

●	Financial & Banking

●	Telecommunication

●	Data Center & ISP

Scenarios	Benefits

●   Shopper Behavior Analysis

- Shopper Demographics

- Number of Passers/Visitors

- Shopper Path

●   Heatmap

- Customer Stay Time

- Best Sellers

●   Membership/VIP

- Loyal customer target based special service

- Watch list

●   POS/Merchandise

- Customer type/behavior and shopping item connection & analytics

●   Loss Prevention

- Prevent money loss from improper operation & robbery

●   Best Cost & Performance

- Increase customer loyalty

- Precise marketing and promotion

- Less human resource since customer self-service POS/Kiosk

●   Low Latency

- Interactive & real time response for customer service

- Real-time alert when abnormal physical/cyber behavior occurs

●   Advanced Security

- Lost prevention: prevent money loss and intrusion

- Prevent malware/ransomware attack

●   High Reliability

- Easy Plug & play AI Appliance with high stability

- Multi-tenancy AI SaaS with data backup mechanism

Intelligent video analytics are used by Gorilla’s Commercial Solutions to safely manage personnel. Access control, attendance, scheduling and performance monitoring are all easily integrated into current departments or corporate systems. It combines traditional processes with IoT, facial recognition and temperature and mask detection technologies to enable enterprises to access, regulate and manage employee and visitor records in a single location.

Government & Public Services

●	Criminal Investigation Agencies

●	Prosecutors’ Offices

●	State & City Police

●	Correction Agencies

●	Border & Coast Guards

●	Intelligence Agencies

●	National Security Agencies

Intelligent video analytics are used by Government and Public Service Solutions to help people and traffic flow more safely. Access control, attendance, scheduling and behavior tracking may all be simply linked into current departmental or corporate systems. Organizations can effectively control and monitor traffic in crucial locations by using license plate recognition and vehicle detection analytics.

Scenarios		Benefits
Target vehicle/people search & tracking Watch list target monitoring & alerting Abnormal behavior detection Criminal investigation big data analytics National level cyber security	● ● ● ●

Best Cost & Performance:

- Easy integration with existing device/Infrastructure — provide performance operation management

Low Latency:

- Edge AI & data analytics to shorten data transform latency & response time (detect dangerous target/situations on time)

Advanced Security:

- Big data collection for criminal investigation & public safety analytics

- Intelligent data/device/network/s cyber security

High Reliability:

- AI Appliance & SaaS for easy plug & play

- Stable E2E solution with AI training/machine learning eco-system

Gorilla’s Suite of Products and Services

By creating and modifying our unique technology to meet industry standards, we hope to distinguish ourselves from our competition. We believe our edge AI platform was one of the first to use Intel’s OpenVINO toolkit to bring edge computing, IoT data and business intelligence into the machine-learning era.

To provide various and highly accurate insights in edge computing, we use a combination of machine learning and deep learning. All of the data is encrypted, and the service is protected by our endpoints and network security solution. Edge AI is the corner stone of our product and service offerings, and it underlies our entire array of solutions.

AI Models, AI Appliances and AI SaaS Platforms are among our products and services we offer to our customers.

AI Models and Platform Independent Offerings

OT security and video analytics AI Models can be easily incorporated into AI Boards, AI Appliances, OEM hardware, and third party platforms to enable AI functionality and address business and operational needs.

Video Analytics

Intelligent video analytics (“IVAs”) are AI models that can scan video for patterns and distinguish specific items using AI algorithms and metadata. The video data can then be queried and searched for various/specific outcomes after it has been processed.

Gorilla is combining video analytic specialization of over 40 IVAs with leading industrial PCs, network appliances, car PCs and servers from various partners. Given the digital transformations that COVID-19 has prompted, the delivery and quick deployment of cutting-edge AI appliances that focus on physical, data, and network security has proven invaluable.

Based on the categories below, video is processed to generate analytic data. Video analytics for various verticals will be launched in tandem with the launch of vertical applications on a well-defined timeline:

●	Behavioral Analytics

●	People/Face Recognition

●	Vehicle Analysis

●	Object Recognition

●	Business Intelligence

Behavioral Analytics

Algorithms are used in these analytics to look for specific behavior. A behavior might be characterized as action over time. As a result, each behavior analytics algorithm requires more than one frame from the video to identify whether or not an event or behavior has occurred. Behavior analytics algorithms search for changes from frame to frame over time in frames to detect a very particular and predefined event or activity.

The following behavior analytics algorithms are used in our solutions:

●	The People Counting IVA detects and counts people for a specified amount of time as they enter a zone and/or cross a line that users define in the software.

●	The Line Crossing IVA detects when people cross a line (or lines) of user-defined length and position.

●	The Intrusion Detection IVA monitors user-created zones to detect any activity or entries by moving objects (like people).

●	The Direction Detection IVA monitors a user-created zone for people moving within the zone and in the marked direction. Movements in the opposite direction do not trigger an alert.

●	The Direction Violation Detection IVA operates the same as the Direction Detection IVA but also detects and alerts to movements in the opposite direction. Security checks at airports and other transportation hubs benefit from this type of IVA.

●	The Loitering Detection IVA monitors figures or people entering and then remaining in a user-created zone for a specified period.

People/Face Recognition

We categorize People/Face Recognition IVAs into two core groups:

●	The Human Detection IVA detects human figures within the video. Once detected, features like clothing color, gender, eyewear, masks and age group can be detected as well.

●	The Face Recognition IVA, which is subject to the privacy regulation applied to each region, recognizes and identifies faces and is used in conjunction with our Business Automation Platform (BAP) software and its facial recognition database. While there are a myriad of uses for this, Face Recognition IVAs are often used for watch lists, VIP identification, attendance systems and black lists.

Vehicle Analysis

Vehicle analysis IVAs have been widely deployed by transportation authorities to keep traffic flowing smoothly, reduce traffic violations and assist with criminal investigations. These IVAs generate real-time events and statistical data that can be used to make quick decisions and deploy fewer workers.

●	The Vehicle Classification IVA detects vehicle types, e.g. motorbikes, cars and buses.

●	The Vehicle Direction Detection & Counting IVA counts the number of vehicles moving in a specific direction.

●	The Traffic Violation Detection IVA recognizes the vehicles that violate traffic regulations or enter into prohibited areas.

●	The License Plate Recognition IVA recognizes license plates on static or moving vehicles under the privacy regulation applied to each region.

Object Recognition

Similar to the People/Face Recognition IVAs, the Object Recognition IVAs utilize algorithms to train software to detect and recognize specific objects. Once trained, the IVAs generate real-time recognition and identification of objects within the parameters set by the end-user for a number of uses — most notably, the identification of weapons for immediate security response.

Business Intelligence

Gorilla’s business intelligence analytics models provide visual overviews of top-performing traffic, people count, gender, and ages for single and multi-store environments to assist clients in better target product marketing strategies, especially when combined with POS data, conversion rate, and consumer preference analysis. Additionally, clients utilize Gorilla’s business intelligence analytics models to further optimize shop layout, product promotion, and marketing/advertising strategy and compare analytics data from one period of time to another and across multiple data sources.

Smart Retail also offers targeted marketing management solutions such as tailored content delivery and smart signage. It provides a comprehensive, real-time, portable analytical tool for single to multi-store operational managers and retail marketers, incorporating camera and IoT correlation analytical data to store operation overviews of top-performing traffic, shopper, revenue count and conversion rates to deliver actionable insight for better advertising strategy, staffing management and drive business outcomes. In almost every retail or commercial scenario, business intelligence dashboards that present data about numerous business activities are a valuable asset.

IT-OT Security Convergence

Industrial systems are becoming increasingly connected in order to create powerful, networked businesses, but they are also becoming more vulnerable to cyber assaults. When an OT network is connected to an IT network, the OT network and any connected OT devices are instantaneously exposed to the dangerous landscape. Malicious attacks are always developing and other risk factors such as the fact that certain endpoints are running old software make them more vulnerable to hackers. Furthermore, the growing use of third-party suppliers to gain remote access to OT networks widens the attack surface and introduces new vulnerabilities.

The enormous cost of industrial equipment, as well as the potential for a cyber-attack to destroy businesses and communities, are important considerations for companies trying to define their industrial networks.

The blending of various IT and OT technologies into an integrated system, fueled by digital transformation, is known as security convergence. Having a strong security convergence plan in place and providing endpoint protection would secure processes, people and profits while lowering security vulnerabilities and incidents dramatically. Security convergence provides businesses with a unified picture of industrial systems, as well as process management solutions that ensure accurate data is supplied to people, machines, switches, sensors and devices.

AI algorithms for anomaly detection applied to both network and endpoints are at the heart of Gorilla IT-OT Security Convergence, allowing system administrators and security engineers to detect suspicious behaviors in real time and respond quickly to reduce security risk and damage caused by hackers or malware. These algorithms can be used to offer AI features to third-party software and hardware platforms, in addition to Gorilla’s own products and solutions.

Network Anomaly Detection

A network anomaly is a state or condition in which network operation deviates from normal. Many network security devices compare network packets for known anomalies using rules or signatures. We employ AI to learn diverse anomalous in network behaviors in order to create AI models for network anomaly detection. These AI models can detect a variety of anomalous network behaviors, including denial of service, network topology abnormality, abnormal network traffic, abnormal communication protocol, network intrusion, and so on.

Endpoint Malware and Suspicious Behavior Detection

Traditional antivirus software detects harmful programs in the endpoint environment mostly through signatures or rules. The advantage of this strategy is that it can detect malware rapidly and effectively, but the disadvantage is that it has a very poor detection rate for unknown malware.

We collect a huge number of harmful programs and footprints created by various malicious behaviors in the endpoint environment and train AI models to detect malicious programs and behaviors using Deep Learning technology. The key benefit of employing these AI models is that they still have a high detection rate when confronted with unknown dangerous programs or behaviors; therefore, there is no need to update virus patterns or detection criteria on a regular basis.

AI Appliances

Intelligent Video Analytics (IVA) Appliances

Our edge AI IVA Appliances install Gorilla software on hardware bundles, resulting in all-in-one solutions. IVA Appliances use deep learning to analyze and turn unstructured video and picture data into structured data. Once processed, the encrypted data is delivered to in public, private, or hybrid servers as an event with the time of capture for analysis. The data is then transformed into useful, real-time insights by our numerous AI algorithms, which include people, vehicle and object detection capabilities.

IVAR® Appliance

IVAR® by Gorilla is a comprehensive all-in-one surveillance solution that combines video management and intelligent video analytics (IVAs). The real-time analytics solution from IVAR® provides insight into business and operations in a single, easy-to-read statistics dashboard. People and face recognition, vehicle detection and recognition, object detection and classification, behavior analysis, business intelligence and COVID-19 management and prevention are among the platform’s primary capabilities.

IVAR® allows government, transportation, business and retail administrators to better monitor, manage and make decisions on a large scale. Many projects throughout the world have used IVAR®, including traffic control, public safety, enterprise security and retail analytics. Our edge computing solutions, such as IVAR® are having an impact on how society employs intelligent video analytics around the world.

Smart Attendance

We offer a complete workforce management solution with our Smart Attendance. Smart Attendance makes use of IVAs to allow businesses to track employee health and safety, work hours, clock-ins/outs, absenteeism and HR management departments in a secure environment, ensuring the protection of company assets and intellectual property.

Smart Attendance’s primary features include:

●	contactless access via facial recognition and RFID/card recognition;

●	biometric security temperature detection; and

●	two-factor authentication.

Smart Attendance automatically logs employee timestamps directly to a database, minimizing manual data input costs and payroll processing. Smart Attendance works with existing systems such as clock-in machines, iPads and computers with webcams. Clients can install clock-in/out devices anywhere within a facility, and attendance records will be synchronized over the network. Our product enables accurate facial recognition, even when staff wear masks, and is combined with temperature detection to empower organizations to create the safest work environments possible.

Event & Video Management System Appliances

Gorilla Event & Video Management System (EVMS) is an advanced VMS with AI-based event search and management system to store event/object attributes in temporal-spatial big data database from Gorilla, which delivers comprehensive operational management and business insights.

The primary benefits of EVMS are:

●	Cost Efficiency — AI-based video analytics are embedded to replace manual video monitoring, save human resource costs and increase efficiency.

●	Event Alert — Real-time abnormal event alerts provide management efficiency and perform effective and near instant event handling and event searches.

●	Interoperable — Interoperability to work with standard camera and NVR in one VMS platform, manage video and events from any number of Gorilla or third party VMS/NVR and IVA systems.

●	At-a-Glance Awareness — The visualized and customizable event dashboard gives at-a-glance situational and system awareness.

Operation Technology (OT) Security Appliance

OT is a type of hardware and software used to monitor and control physical devices, processes, and infrastructure. OT Security is a common form of cybersecurity used to protect industrial systems and networks from various threats.

Gorilla offers robust cybersecurity solutions leveraging AI and machine learning for OT networks to protect customer’s data and devices. To defend against attacks, we offer a wide-range of data, network, and endpoint security solutions to ward off attacks, along with AI-based forensic tools and comprehensive data monitoring and alert systems.

Security convergence is a guiding philosophy for Gorilla’s cybersecurity products. We see how digital transformation is enabling businesses to become more resilient and strong in their networks, but we also see the potential for cyber threats and endpoint protection. Malicious attacks are always developing and other risk factors such as the fact that certain endpoints are running obsolete software make them to be more vulnerable to hackers, highlighting the significance of solid endpoint protection and other advanced network security measures.

Our OT Security Appliance includes the following:

●	NetProbe is an AI-based intrusion detection and prevention system that learns localized cyber-attack patterns and blocks threats from outside of your network, ensuring the safety and security of your data.

●	NetTrap imitates many network services and HW devices to broaden the breadth of threat detection. It adopts AI-based technology detects suspicious activities in your networks. It can also isolate and control cyber risks before they occur, preventing internal users or devices from connecting to hostile IPs with or without their awareness. By utilizing automated methods and deep learning to identify harmful websites, network administrators can save time.

●	EdgeGuard recognizes threat patterns and prevents attacks from outside the network. EdgeGuard is a cybersecurity system designed for tough industrial OT environments. It leverages edge AI to identify cyber threats and offers a comprehensive protection system.

●	FR-MOTP strengthens authentication processes by combining facial recognition with a one-time password sent to a mobile device. The additional stages of verification protect IT and OT systems from identity theft and brute force attacks.

AI SaaS Platform

Smart Retail SaaS

Smart Retail is a comprehensive, real-time, analytical tool for single/multi-store operations and retail marketers, incorporating camera and IoT-gathered data to store information relating to traffic, shopper identification, revenue and conversion rates to deliver insights for more targeted advertising and efficient staffing management.

The core capabilities of Smart Retail are:

●	Shopper Demographics. Smart Retail provides detailed information on customer traffic, gender and age. This data, when combined with point-of-sale data, conversion rates and shopper preferences, allows companies to create more targeted promotional campaigns to increase sales.

●	Visualized Shopper Behavior. Smart Retail leverages IoT devices and cameras to gather data relating to a shopper’s location and their time spent in certain areas to visualize behaviors and help clients understand product attractiveness.

●	Advanced Data Analytics. Smart Retail’s analytics dashboard provides clients with real-time, actionable data so they can take advantage of market momentum or avoid potential losses. It provides high-priority items that are integrated with external databases, such as point-of-sale devices, to produce comprehensive and in-depth and insights.

Smart City and Transportation SaaS

Through our Smart City SaaS, we provide superior traffic management, public safety and planning data for governments, transportation entities, campus and arena managers. Smart City can provide IVAs for the management of large-scale areas with considerable traffic volumes using camera and IoT data.

The core capabilities of Smart City are:

●	People tracking and experience reporting. Smart City gives clients actionable items to manage services within defined zones by giving real-time data on foot traffic and congestion in defined locations.

●	Access control. Face recognition is used in Smart City to improve security by authenticating access to specific areas.

●	Vehicle management. Smart City improves traffic management by diverting traffic to less congested regions using license plate recognition and vehicle location searches.

●	Public safety. Smart City employs video analytics to detect and warn clients to area intrusions into restricted areas, suspicious loiterers and black-listed individuals. It can also monitor and identify traffic violations in real time, allowing for increased enforcement while lowering the number of officers on the street.

Endpoint Security SaaS

Endpoint Security SaaS, as the name suggests, is a service that protects endpoints against security threats. Malware and suspicious activities detection, vulnerability warning, policy conformance and Biometric Multi-factor Authentication are all part of the solution. The endpoint’s safety factor may be assessed, and information security risks and threats can be reduced, due to different protective measures.

●	AI-based malware and behavior detection can supplement the endpoint’s existing antivirus software, detect unknown malware, and lower the risk of APT assaults on endpoints.

●	Examine whether the endpoint adheres to the organization’s security policies. Many government organizations, for example, have established a government configuration baseline (GCB) that sets the organization’s standard security setup for each endpoint. When an endpoint’s configuration does not match the GCB, it may indicate that there is a risk.

●	Check for the presence of software with known vulnerabilities on the endpoint to prevent hackers or malware from exploring these flaws to compromise the system.

●	When logging or executing high-privilege commands, the user must pass biometric multi-factor authentication. It can prevent a hacker from gaining access to the endpoint’s high privileges and causing significant damage.

The global edge AI software market size is forecasted to grow from $0.8 billion in 2022 to $3.1 billion by 2027, at a Compound Annual Growth Rate (CAGR) of 28.9% during the forecast period. As edge AI and video analytics grow more entwined, Fortune Business Insights forecasts a 23.8% CAGR for the worldwide video analytics market to 2029. Additionally, increased usage of video analysis solutions in retail, healthcare, building & construction, and other sectors is offering attractive prospects for market participants.

Despite the rising cloud computing market, the demand for more efficient and responsive systems has grown significantly. Moving AI and computation closer to the network edge reduces bandwidth requirements, provides for more agile transfer and response times, and ensures secure and private data protection by allowing close physical proximity to the end-user.

Gorilla believes it has a distinct advantage over its competitors in terms of end-to-end solutions and a diverse variety of vertical solutions.

Edge AI Computing, AI Big Data Platforms, and Vertical AI Application Services are all part of Gorilla AI lifecycle framework. Gorilla also offers a wide range of vertical solutions for edge computing in Government & Public Service, Smart City and Safe City, Industrial, and Commercial, whereas cloud-based solutions providers such as Alphabet, Microsoft, and Amazon Web Services mostly provide cloud-based AI services for general use. As a result, clients would have to customize solutions to meet their specific needs while also being willing to accept privacy concerns and the risk of network latency.

Gorilla has advanced edge AI technology that allows for real-time responses to events from edge and IoT devices, as well as security equipment. Users obtain advanced insights about people, cars, and moving objects in the form of information for unique use-cases in surveillance and security, retail and customer service, traffic and parking, employee and visitor management, and other areas. As a certified computer vision MRS (Market Ready Solution) partner of Intel®, Gorilla’s AI technology is helping fast-track the deployment of computer vision for edge computing involving cameras and IoT devices.

Gorilla is engaging with a variety of cross-platform edge device makers for SoC to provide optimized AI capabilities on various edge devices.

Avigilon, Axis, and Genetec, for instance, are three leading video surveillance system providers that specialize in video surveillance equipment and video management systems. However, they have recently shifted their focus to video analytics as well. In addition to video analytics, Gorilla provides comprehensive end-to-end solutions including OT security and Big Data, which are ideal for solving complex issues that customers face in a range of circumstances.

Nozomi Networks, Claroty, and Dragos are OT security companies that provide solutions for network visualization and threat detection in the OT environment. With our AI-based threat detection and comprehensive data monitoring and alerting systems, Gorilla also provides a wide range of data, network, and endpoint security solutions to defend against cyberattacks, all of which can work alone or seamlessly with Vision AI Appliance and SaaS.

Gorilla is building Vertical AI Applications on the rapidly evolving Hybrid Edge-Cloud environment, which will converge with our core technology. On top of the AI Big Data platform, multiple vertical applications will be developed to provide a real-time and statistical AI data and visualization dashboard that would integrate both video analytics and cybersecurity analytics AI data.

Gorilla offers a wide range of AI solutions and services that integrate video analytics and IoT technology to provide business intelligence insights for improving sales, operations, and customer experience. Smart cities, commercial and major enterprise settings, retail, and hospitality are just a few of the key industries that have already implemented this technology. Governments and businesses are using Gorilla’s vertical solutions and services in innovative ways, such as easing traffic congestion or better managing customers in a busy retail setting.

Key Industry Drivers

Acceleration of Digital Transformation

The rise of the Internet of Things, referred to as IoT, is a sign of global digital change. The COVID-19 epidemic, as well as the increasing acceptance of remote learning and working, have promoted businesses and individuals throughout the world to use a wide range of technology solutions and tools to achieve their potential and become more productive with data. The market for IoT devices has grown considerably and can bridge the gap between devices and networks.

Cloud-based Data and Computing Solutions

We anticipate that customers will continue to seek open, cloud-based solutions that facilitate the sharing of data across enterprise functions in an agile and convenient manner. Accordingly, the need for off-site servers along with the increased bandwidth required to share data between devices in the cloud is expected to generate additional demand for efficient computing technology.

Further, as the market transitions to more cloud-based solutions, operators will require agile, efficient and robust solutions to deal with increased data, computational capacity and security requirements.

5G Networks

Fifth Generation, or “5G,” technology enables mobile devices to process data at faster speeds, which, in turn, improves functionality and connectivity. The improvement in the capabilities of mobile networks with the growing adoption of 5G will increase the volume of data being generated, processed and shared from IoT devices exponentially. The faster and more reliable data flows will lead to improved connection density. The IoT market will continue to grow as more devices become equipped to handle the bandwidth capabilities provided by 5G networks.

The adoption of 5G networks and the increased bandwidth provided is expected to transform industries from all business sectors, exponentially increasing the agility of such companies to process and share data. The increase in the volume of data being shared will require technology capable of securely processing, storing and analyzing data from end-to-end and from cloud-to-edge.

Proliferation of AI and Machine Learning

The value of AI and machine learning in driving innovation in technology has grown considerably over the last decade. The automation of processing vast amounts of data is a key concern of many businesses, organizations and individuals globally and helps stakeholders make sense of data to realize potential.

This growing market has expanded the range of solutions required by end-users from edge to cloud. With machine learning and AI no longer limited to the realm of supercomputers and prohibitively expensive technology, businesses and individuals are increasingly exposed to, and have increased access to, the capabilities of these technologies.

The Intelligent Edge

Despite the aforementioned growing cloud computing market, the need for more efficient and responsive systems has increased considerably. The movement of AI and computing closer to the network edge ensures lower bandwidth requirements, enables more agile transfer and response times and allows close physical proximity to the end-user to ensure secure and private data retention.

Cybersecurity Issues and Ransomware

Cybersecurity threats and the entry of hostile attackers have increased as a result of digital transformation and the adoption of cloud solutions. Industrial systems and OT devices have become more networked and interwoven with IT systems, making them more vulnerable to cyberattacks. For commercial and government entities, this is becoming an increasingly serious operational and reputational challenge.

Malware, ransomware and malicious attackers have increased in recent years, attempting to gain access to networks or data centers, disrupt systems and services or demand ransom to return control of data and services. Cybersecurity threats are continually growing and becoming more complex and sophisticated, which makes detecting and properly protecting against them more difficult. These considerations have prompted businesses and governments to look for ways to protect their IT, OT and data, necessitating the development of more complex and comprehensive cybersecurity solutions.

Key Strengths

Visionary leadership with a strong track record in video analytics and technology development

Gorilla’s basis is built on the digitization and archiving of large volume of video for the purpose of storage, retrieval and analysis by broadcasting industry clients. Based on their breadth of experience, Gorilla’s leadership group has built a strong track record in video analytics and has extended this knowledge to developing advanced AI and machine learning solutions for a variety of digital applications.

With over 20 years of tech development and video processing experience, as well as the vision and expertise of our leadership group and robust research and development team, we believe we have been at the forefront of high-performance video analysis optimized by Intel’s OpenVINO toolkit. We believe that the marketplace has recognized us for our innovative design, best-in-class edge computing products and our consistent performance in creating facial recognition technology.

Diverse product portfolio which easily integrates with existing system infrastructure of clients

Gorilla has strong, market-exclusive technology that may be applied across a wide range of industries and sectors. Gorilla’s extensive product offering can meet a wide range of customer objectives and provide solutions to satisfy all video analysis needs, including retail, education, government and law enforcement.

Gorilla’s product offerings and solutions are compatible with the existing architecture of leading CPU manufacturers. As a result, Gorilla’s products are readily accepted and incorporated into existing system infrastructures.

Gorilla has integrated our video analytics and IoT technology on edge gateways, which are compatible with most of the enterprise level servers in the market. Softbank’s AI analytics platform is a global IoT partner. In its AI engine for retail industry applications, Softbank’s AI analytics platform uses Gorilla’s technology. Gorilla’s technology is deployed by market leaders thanks to strategic collaborations with other important companies in several fields.

Diverse customer base including government (from state to municipal level), transportation, enterprise and retail administrators

Gorilla engages with both private and public sector customers. Retail, construction, manufacturing, medical and office administration are among our private sector customers, while state and local governments, transportation entities, correctional facilities, educational institutions and law enforcement agencies are among our public sector customers.

This broad customer base helps ensure the proliferation and general acceptance of our technology, as well as a diversified source of revenue.

Pursue geographic diversity to capitalize on the global opportunity

While some competitors are focused on specific regions, Gorilla offers global coverage and a large ecosystem of partners across the world that provides our product and service offerings and help customers integrate these offerings.

●	Gorilla’s solutions meet a variety of market needs without the need to engage additional partners, allowing for faster scaling and lower costs.

●	In geographic regions where Gorilla does not have an operating subsidiary, we provide our product and service solutions through a suite of non-exclusive agreements that appoint sales representatives, resellers and distributors to engage with end customers.

●	Sales representatives are granted rights to use our products and services to market, promote and solicit orders of products on a non-transferable, non-sub-licensable and limited basis in designated regions. Sales representatives earn sales commission and contracts are not automatically renewed.

●	Resellers purchase our products and services for resale to end customers and provide maintenance services in their areas of operation. They are permitted to use our software for demonstration, training and maintenance services. The contracts are automatically renewed unless prior notice is otherwise provided.

●	Distributors purchase our products at a discount and are permitted to market, distribute, sell, bundle, promote and advertise the products directly to end customers in their region of operation. The contracts are automatically renewed unless prior notice otherwise is provided.

●	Our agreements provide us with the flexibility to enter markets without an established presence in a cost effective and efficient manner.

Core Strategies

Gorilla’s core strategies revolve around the growth of our business, which requires continuous refinement and development of our product and service offerings, expansion of our customer base and geographic reach, scaling of our sales and marketing efforts and the pursuit of key partnerships to ensure that our technology is the foremost choice in the market.

Gorilla provides edge AI appliances and smart edge devices with embedded Gorilla AI models to generate actionable insights across the edge to the edge datacenter using our AI Lifecycle eco-growth recurring business model. AI data analytics SaaS and new scenario-based AI inference educated by AI training SaaS can be dispatched to edge AI appliance to generate a new set of AI data analytics forming an eco-growth AI Lifecycle for the public sectors, Fortune 500 enterprises, and small and media size companies.

We will continue to innovate across all areas that are key to product leadership as we pursue end-to-end solutions for our customers’ rapidly evolving needs, while leveraging existing core competencies.

We have been investing in continuous research and development, or “R&D,” to help develop new solutions to market problems as they arise as well as improve our current offerings. Gorilla is committed to introducing new product features, capabilities and solutions in response to our customers’ requirements and preferences. We plan to utilize a strong intellectual property framework to secure the valuable, unique technology we develop.

We are committed to thoughtfully deploying capital and scaling investment as we seek market penetration in new geographies.

Gorilla will seek reseller partnerships for AI SaaS services and AI Appliances in regions without operating subsidiaries in order to expand into new markets while avoiding regulatory hurdles and overhead expenditures. We intend to execute this strategy in order to enter and establish a foothold in such markets, after which we plan to use additional capital to grow our operations in successful markets.

Gorilla is recruiting key salesforce in the United States to allow cross-ecosystem relationships that are reshaping sectors and introducing new business models. We are strategically hiring key sales heads in important regions in Europe and the Middle East, with a focus on backend infrastructure. As a part of Gorilla’s anticipated international expansion strategy, Gorilla recently moved its headquarters to United Kingdom. In Asia, we are growing market access and promoting innovation by building on existing ties in the Asia Pacific region.

Our sales and marketing expenditures have begun to grow, with a significant increase in staff specializing in such operations, increasing from 82 to 92 employees from 2020 to 2021. We intend to engage with new customer segments, expand existing customer segments and continue to leverage sales and lead generation activities.

We are pursuing collaborative partnerships with other key players in sectors relating to chipset production, cloud services, telecommunications and consumer devices.

To ensure uptake and easy integration of our products, Gorilla will seek to pair our video analysis expertise with leading industrial IT and OT infrastructures. We anticipate that Gorilla’s product and service offerings will be able to operate with third-party products and services, as well as pre-existing infrastructure, due to these strategic alliances, partnerships and other similar arrangements.

This strategy is designed to help Gorilla increase the likely that its potential future innovations are adopted in a timely and cost-effective manner, avoiding resistance from the market due to incompatibilities with their respective systems.

Marketing and Sales

Within Asia, Gorilla believes it has established a strong brand and is recognized as one of the leading companies in edge AI technology, IoT technologies and cybersecurity products and services. Gorilla believes that its reputation as a reliable and proven partner in Asia, as well as its well-publicized ties with top firms like Intel and Telstra, will allow for further worldwide brand recognition.

Gorilla is developing new AI models for all verticals in Asia’s rising economies, leveraging its extensive manufacturing supply chain to produce AI Appliances and AI SaaS that can be delivered and implemented quickly in the United States and European markets. Gorilla is accelerating cooperative growth by utilizing hybrid cloud business infrastructure, which comprises Edge, Private Cloud and Public Cloud.

In each location, Gorilla has sales, pre-sales and after-sales teams that provide around the clock service. Gorilla regional sales and support teams educate and collaborate with all reseller and deployment partners to discover the right customers and deliver quality service under reseller and/or memorandum of understanding agreements.

The majority of Gorilla’s global sales forces are based in Taiwan, Tokyo, Japan and Bangkok, Thailand (covering Thailand, Indonesia, Philippines, Vietnam, Singapore and Malaysia). We plan to expand our sales force in United Kingdom to cover European business opportunities, as well as in certain regions of the United States to expand our business into North America.

Research and Development

Gorilla has invested a significant amount of time and resources into research and development in order to expand our product line, improve our current product and service offerings and further drive our efficiency.

Our development process takes place in Taipei, Taiwan and, as of December 31, 2022, our expenses for R&D activities constitute approximately 63.0% of our revenue. As we reach the maturity of our product offerings, R&D expenses will likely decrease, but will continually constitute a large portion of our use of proceeds in order to maintain our innovative approach to the market.

As of December 31, 2022, we had more than 99 employees within our R&D department, and approximately 65% of the R&D employees hold master degrees or philosophy doctor degrees in ICT, Physics or Math. Approximately 46% of our R&D employees have over 10 years of professional experience in the relevant vertical fields.

Intellectual Property

The ability of Gorilla to develop and maintain proprietary IT and OT is crucial to our success.

Gorilla currently holds 21 patents. Of the total 21 patents, 12 are located in Taiwan (expiring between 2028 and 2038), 6 are located in PRC (expiring between 2029 and 2035) and 3 are located in the United States (expiring between 2031 and 2035). Our application in Europe is still pending. Our patents relate to hardware platforms, AI models, AI appliances and AI SaaS modules.

In addition to our patents, Gorilla relies on copyright and trademarks to protect our software and marketing materials. Gorilla currently holds 18 trademarks, all of which are granted. Out of the total 18 trademarks, 11 are located in Taiwan, 3 in the United States, 1 in China, 2 in Australia, 1 in Japan and 1 in Europe. Gorilla currently holds 5 software copyrights in China. Also, Gorilla currently holds 11 different domain names covering our business operations, 8 of which are currently not in use.

Regulation

Data Privacy

Gorilla primarily deals with significant amounts of data, including vehicle data and personal identifiable information (“PII”), which are subject to emerging regulatory federal, state, national and international frameworks that are prone to constant change.

To operate its business, Gorilla’s devices receive, process and share video data and depending on the natural of such data, may be subject to the EU and UK GDPR, the EU Directive on Privacy and Electronic Communications, California’s CCPA promoting open access to data and neutrality. Neither any data received by Gorilla’s devices nor any PII contained therein is transmitted to, or stored in Gorilla’s servers.

Currently, in certain markets such as the U.K. and the U.S., Gorilla’s services only deal with images and videos without PII. For example, the edge AI computing detects the number of people walking by a certain area during a period of time to control the brightness of street lamps for the energy saving purpose. However, the edge AI computing applied in such markets does not catch clear facial images of such pedestrians so no PII is collected, processed or shared accordingly. If in the future other applications of the edge AI computing involving PII are desired by the U.K. or the U.S. customers, local data privacy regulations will apply.

In Taiwan, the major market where Gorilla’s revenues come from, the facial recognition technology is comprehensively used by Gorilla’s customers to collect and process PII, therefore Gorilla and its customers are subject to Taiwan’s Personal Data Protection Act and the Enforcement Rules thereof.

In other markets where Gorilla only supplies hardware devices to local service integrators, except that such hardware devices will be in compliance with EU ETSI Standards, it is local integrators’ sole discretion whether to activate any function to collect, process or share PII, and if yes, it is local integrators’ responsibility to obtain sufficient assurances from data providers that the subject of the date has been provided with clear and appropriate notice and explicitly consented to provide such data, or with sufficient authorization under applicable laws and regulations.

Criminal Investigation and Security Surveillance

Gorilla’s services are utilized by its customers who are regulatory authorities empowered to conduct criminal investigations and transportation/public facilities (airports, seaports, railway stations and hospitals) authorized to conduct security surveillance for the protection of public safety. Gorilla’s processing and sharing of data with such customers are subject to local laws and regulations regarding human right protection. Gorilla ensures that all services and data provided to its customers are authorized by applicable laws and/or court writs. For example, Gorilla has entered into multiple agreements with CIB, a criminal investigation agency in Taiwan, during fiscal year 2022. Such agreements were either for the provision of integrated systems which the duration were ranging from 1 to 2 years or system maintenance projects which were mostly on a one-year basis. As to the provision of integrated systems, Gorilla established certain integrated systems (including AI algorithm, big data analysis, other software and hardware) for CIB’s criminal investigation works, including, among others, mobile telecommunication surveillance, suspected vehicle image data analysis, internet hacking investigation, internet-based crime information analysis, AI criminal investigation and tracking, etc.

Government Procurement Laws

Many customers of Gorilla are government agencies or state-owned companies in Taiwan. The procurement of Gorilla’s services and/or products by such customers is subject to the Government Procurement Act of Taiwan and public tender processes. Subject to the tendering agencies’ discretion and the rules set forth in the tender documents, ownership of 30% or above of the equity interests or controlling power in Gorilla by ultimate beneficiaries who are nationals or corporations of the People’s Republic of China may disqualify Gorilla from tendering such bids, or constitute a termination cause of the awarded contracts.

Radio Frequency Regulation

Radio frequency devices Gorilla imports, exports, installs and uses are subject to local radio frequency regulations, approvals authorizations and/or certifications. Gorilla compliances with the standards, criteria and procedures regarding radio frequency devices promulgated by various regulators including the Federal Communications Commission of the U.S., European Commission and National Communications Commission of Taiwan.

Supply Chain Restrictions

As there are national security concerns that the hardware devices might automatically collect, process and transmit data to People’s Republic of China, in many service contracts with Taiwan government agencies and state-owned companies, it is expressly stated that no hardware or equipment supplied by People’s Republic of China’s manufacturers is allowed for the services.

Legal Proceedings

Gorilla may become involved in actions, claims, litigation, and other legal proceedings occurring in the ordinary course of its business from time to time, including assertions by third parties relating to intellectual property infringement, contract or warranty breaches, or employment-related matters. Gorilla is not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in its favor, would have a major adverse effect on Gorilla’s business, financial condition, or results of operations, either individually or in the aggregate.

4.C. ORGANIZATIONAL STRUCTURE

The following diagram shows the current structure of Gorilla Technology Group Inc. and all subsidiaries thereof.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters are located in London, United Kingdom, with leased office. Additionally, we own an office in Taipei, Taiwan, with approximately 1,910.4 square meters. Our headquarters houses our Chief Executive Officer’s office and Global HR, R&D and operations. We also have material business units in Taiwan, which include Video IoT & Security Convergence, R&D, general administrative, human resources and finance & accounting.

We lease additional offices around the world, including in New Taipei City, Taiwan, Hong Kong and Japan.

We lease part of our facilities and own real property in Taipei, Taiwan. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, if necessary, additional or alternative space will be available to accommodate any expansion of our business.

Item 4A: UNRESOLVED STAFF COMMENTS

None

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Gorilla’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 20-F. Some of the information contained in this discussion and analysis, including information with respect to Gorilla’s planned investments in its research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section “we,” “us” and “our” refer to Gorilla.

You should carefully review and consider the information regarding our financial condition and results of operations set forth under the section titled “Gorilla’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form F-4 filed with the Securities and Exchange Commission on June 27, 2022, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2021 to fiscal year 2020.

5.A. OPERATING RESULTS

Overview

Gorilla Technology Group Inc. (Gorilla, the “Company” or the “Group”) is a market-leading provider of video intelligence, Internet of Things (IoT) security and edge content management in the Asia Pacific region with operations and established distribution and sales channels in other key regions across the globe.

We have operated in the field of video analytics since our incorporation in 2001. As video moved from analog to digital formats, we leveraged this core competency to create innovative and business transformative technology utilizing artificial intelligence (AI) and edge AI computing.

Our developed technologies in edge AI computing, video analytics and operational technology (OT) security are the backbone of our suite of product and service solutions for our diversified customer base of commercial, industrial, municipal and government entities. We partner with industry leading companies from cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers to provide end-to-end solutions for different verticals. Our machine learning and deep learning proprietary algorithms underpin our product and service offerings which help our customers to securely move, store and analyze data for actionable use in biometric authentication, account management, device management, business intelligence, and other applications.

We generate our revenue from the sale of hardware, software and services to customers directly under sale contracts and through resellers and distributors under reseller agreements and distribution agreements. Our two primary business segments include Video IoT and Security Convergence. For additional details see the section titled “— Sales and Marketing” below.

Business Combination and Public Company Costs

On December 21, 2021, Gorilla entered into the Business Combination Agreement with Global SPAC Partners Co. (“Global SPAC”) Pursuant to the Business Combination Agreement, Gorilla Merger Sub, Inc. a wholly owned subsidiary of Gorilla, merged with and into Global SPAC with Global SPAC surviving the merger. As a result of the Merger, and upon consummation of the Marger and other transactions contemplated thereof, Global SPAC became a wholly owned subsidiary of Gorilla, with the security holders of Global SPAC becoming security holders of Gorilla.

The Merger was accounted for as a capital reorganization. Under this method of accounting, Global was treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger was treated as the equivalent of Gorilla issuing shares at the closing of the Merger for the net assets of Global as of the closing date, accompanied by a recapitalization. The net assets of Global was stated at historical cost, with no goodwill or other intangible assets recorded.

As a consequence of the Merger, the Gorilla ordinary shares are registered under the Exchange Act and listed on Nasdaq, which require Gorilla to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Gorilla expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Trends and Key Factors Affecting Gorilla’s Performance

The performance of our business depends on a number of factors, such as the following.

Adoption of Gorilla’s product and service offering

Gorilla’s future success depends on a large part on the market adoption of our product and services and the level to which they can be integrated into their pre-existing information technology (“IT”) and operational technology infrastructure. While Gorilla sees growing demand for our platform, particularly from large enterprises, seeking access to our product and service offerings, it is difficult to predict customer adoption rates and future demand. We believe that the benefits of our platform put it in a strong position to capture the significant market opportunity ahead.

Recurring revenue from existing customers

Gorilla’s diverse base of customers represents a significant opportunity for further adoption of our broad product and service offerings. While we have seen an increase in the number of our customers, we believe that there is a substantial opportunity to expand the sale of our products and services among our existing customers. We plan to continue investing in our direct sales force to encourage increased sales among our existing customers.

Once utilized, Gorilla’s customers often expand their use more broadly within the enterprise as they identify new cases and realize the benefits of our products and services. In any given period, there is a risk that customer consumption of our products and services will be lower than we expect, which may cause fluctuations in Gorilla’s revenue and results of operations. Gorilla’s ability to increase usage of our products and services by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including customers’ satisfaction, competition, pricing, overall changes in our customers’ spending levels and the effectiveness of our sales and marketing efforts.

In addition, changes in spending policies, budget priorities and funding levels, including current and future stimulus packages, are key factors influencing the purchasing levels of Government customers. As the duration and ongoing economic impacts of the COVID-19 pandemic remain uncertain, current and future budget priorities and funding levels for Government customers may be adversely affected.

Expansion of Gorilla’s geographic coverage and customer base/Acquiring new customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Gorilla’s ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization and competitive dynamics in our targeted new geographical markets in Europe, the MENA region and Asia. We intend to expand our direct sales force, with a focus on increasing sales in targeted geographies and customer segments. We may not achieve anticipated revenue growth from expanding our sales force to focus on large enterprises if we are unable to hire, develop, integrate, and retain talented and effective sales personnel; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

Investing in growth and scaling our business

We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions in order to grow our operations both domestically and internationally. We believe we have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily into research and development & sales and marketing to grow our business to take advantage of our expansive market opportunity rather than optimize for profitability or cash flow in the near future.

Key Business Metric(s)

Gorilla monitors a number of financial and non-financial key business metric to measures on a regular basis in order to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. We believe that the most important of these measures include gross margin, operating margin, net income (loss) as well as the non-financial key metric discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts of sale

Gorilla will continue to monitor the number of direct and indirect agreements with customers for the provision of our suite of products and services. The number of agreements will directly impact the results of operations, including revenues and gross margins for the foreseeable future.

Number of strategic partnerships with industry leaders

Gorilla will monitor the number of partnerships held with leading companies within the cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers for the provision of our technology. The number of partnerships will influence the dissemination of our product and service offering and will impact future revenue and gross margins.

Overview

The results of certain key business metrics are as follows:

	Year Ended
	December 31
Items	2022	2021
	(dollars in thousands)
Revenue	$22,409	$42,243
Cost of revenue	(14,072)	(26,469)
Gross margin	8,337	15,774
Operating expense	94,844	23,932
Operating loss	(86,507)	(8,158)
Net loss	$(87,537)	$(8,548)
Number of contracts of sales	254	297

Impact of COVID-19

Our financial performance has been affected by the outbreak of COVID-19. The Group’s significant operation is in Taiwan, which has been affected by the spread of COVID-19 since 2020. More broadly, the COVID-19 pandemic has affected almost all countries of the world, and resulted in border closures, production stoppages, workplace closures, movement controls and other measures imposed by the various governments.

Resultantly, COVID-19 has disrupted our operations and the operations of our suppliers, customers, and other business partners and may continue to do so for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns.

Gorilla has experienced, and may continue to experience, an adverse impact on certain parts of its business following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to Gorilla’s customers.

While a reduction in operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business. We cannot predict how long we will continue to experience these impacts as shelter-in-place orders and other related measures are expected to change over time. Our results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for Gorilla. In addition, we may experience customer losses, including due to customer bankruptcies or customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. In addition, in response to the spread of COVID-19, we have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners.

The global impact of COVID-19 continues to rapidly evolve, and Gorilla will continue to monitor the situation and the effects on our business and operations closely. Gorilla has considered the market conditions (including the impact of COVID-19) as of the balance sheet date, in making estimates and judgements on the recoverability of assets and provisions for sales and service contracts as of December 31, 2022. However, we do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. For additional details, see the section of this proxy statement/prospectus titled “Risk Factors.”

Components of Results of Operations

Revenue

Our primary sources of revenue are derived from the sale of hardware, software and services to customers directly under sales contracts, through resellers and distributors under reseller agreements and distribution and software license agreements, and through partnerships with system integrators under sales agreements.

Reseller

Under our typical reseller agreement, resellers purchase Gorilla products and sets their own prices for the end customer’s license of our product line. Resellers earn the difference on the purchase price from Gorilla and the price they set to provide the products and services to end customers. Warranty coverage is maintained by Gorilla. However, the reseller provides maintenance services to customers.

These contracts are automatically renewed for an additional year unless prior notice otherwise is given.

Distributors

Under our typical distribution and software license agreement, distributors purchase our products and are permitted to distribute, sell, bundle, promote and advertise our products directly to end customers. Distributors receive a discount on the purchase price and earn an agreed margin on the resale price. These contracts are automatically renewed for a year unless prior notice otherwise is given.

System integrators

Under our typical sales agreement, system integrators purchase our products and data services and are permitted to integrate our products and services with theirs to sell directly to their customers in their respective regions of operations.

As part of our sales contracts, system integrators receive a discount on the purchase price of our products and services which are then on-sold by the system integrators to their customers. These contracts are automatically renewed for a year unless prior 60-day notice is given by either party to terminate the agreement.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with salaries, labor, health insurance fees, benefits for personnel, outsourcing costs, warranties and hardware such as servers and storage devices needed for total solutions. We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from year-to-year as a percentage of revenue.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and sales commissions.

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with Gorilla’s research and development and product development teams, including salaries, benefits, bonuses, and share-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing Gorilla’s platform, and computer equipment, software, and subscription services dedicated for use by its research and development and organization. Gorilla expects that our research and development expenses will increase as a percentage of our annual sales as our business grows and related labor cost increases due to the inflation and competitive employment market demands for talented people and will continue to maintain a relatively large expenditure to maintain our innovative approach to the market.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with Gorilla’s sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consultation and advertising costs. Gorilla expects these costs to increase over time as our expansion into different markets continues and additional tools and personnel are implemented.

In addition to the costs paid to our directly employed sales and marketing staff, we contract with sales representatives to support marketing activities for Gorilla in specific regions and territories. We license these representatives to use our software to market, promote and solicit orders of our product line on a non-transferable and non-sub-licensable and limited basis. The contracts are not automatically renewed. We pay these sales representatives commission on their sales, which are included in our sales and marketing expenses.

Gorilla expects increases in sales and marketing expenses with:

●	the establishment of sales support operations for AI manufacturer ecosystems in Taiwan, Indonesia, Thailand, Malaysia, Singapore, US, Europe and MENA; and

●	enhancement of technical support for AI models to device manufacture, AI Appliances to distributors and system integrators, and AI SaaS to telecommunication and managing service providers in US, Europe, Middle East and Africa, Latin America, India and expand the local support in Australia, Thailand, Indonesia, Singapore, Malaysia, Vietnam and Japan.

Prior to the disruption of international travel caused by the COVID-19 pandemic, sales and marketing expenses also included international travel of personnel and expenses related to trade shows, demonstrations and other marketing events. Gorilla expects that our sales and marketing expenses will grow in absolute dollars as well as a percentage of its revenue over time as Gorilla grows its business.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for Gorilla’s finance, legal, human resources, facilities and administrative personnel, including salaries, benefits, bonuses, and share-based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by Gorilla’s general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

Following the closing of this Merger, Gorilla expects to incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows.

Financial Income (Expense), Net

Financial income (expense), net consists primarily of interest expenses relating to Gorilla’s short-term and long-term borrowings and bank facilities, as well as interest income relating to bank deposits.

Income Tax Benefit (Expense)

Income tax benefit (expense) consists primarily of income taxes in certain foreign and state jurisdictions in which Gorilla conducts business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Form 20-F. The following table sets forth Gorilla’s consolidated results of operations data for the years presented:

Year Ended December 31, 2022 Compared with to Year Ended December 31, 2021

The following table summarizes our historical results of operations for the years indicated:

	Year Ended December 31
	2022		2021
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Revenue	$22,409	100.0%	$42,243	100.0%	$(19,834)	-47.0%
Cost of revenue	(14,072)	-62.8%	(26,469)	-62.7%	12,397	-46.8%
Gross profit	8,337	37.2%	15,774	37.3%	(7,437)	-47.1%
Operating expense	94,844	423.2%	23,932	56.7%	70,912	296.3%
Financial income (expense), net	(599)	-2.7%	(628)	-1.5%	29	-4.6%
Loss for the year	$(87,537)	-390.6%	$(8,548)	-20.2%	$(78,989)	924.1%
Total comprehensive loss for the year	$(89,202)	-398.1%	$(8,082)	-19.1%	$(81,120)	1003.7%

Net Revenue:

Net revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in net revenue are as follows:

	Year Ended December 31
	2022		2021
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Security Convergence	$12,711	56.7%	$12,055	28.5%	$656	5.4%
Video IoT	$9,698	43.3%	$30,188	71.5%	$(20,490)	-67.9%
Total	$22,409	100.0%	$42,243	100.0%	$(19,834)	-47.0%

Our revenue decreased by $19.83 million, or -47.0%, to $22.41 million for the year ended December 31, 2022 compared to approximately $42.24 million for the year ended December 31, 2021. For segment disclosure, our revenue increased by $0.66 million, or 5.4% in security convergence and decreased by $20.49 million, or -67.9% in Video IoT for the year ended December 31, 2022, compared to the year ended December 31, 2021. The primary reasons for the increase in the revenue from the security convergence segment are increases in numbers of projects including hardware revenue, while the primary reasons for the decrease in the revenue from the Video IoT segment are decreases in hardware, software and services revenues. We have been trying to change in business focus to our security convergence segment starting from 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment. The shifting of focus to security convergence segment continues to grow in 2022.

Our revenue decreased as no new material services were rendered to existing customers under the circumstances of the COVID-19 pandemic. Additionally, major components of a telecom 4G project and a major sale of ecommerce equipment were completed and revenue was recognized in the year ended December 31, 2021. The revenue from new customers increased by $1.16 million, or 16.69%, to $8.11million for the year ended December 31, 2022 compared to approximately $6.95 million, for the year ended December 31, 2021. The revenue from existing customers decreased by $20.99 million, or -59.48%, to $14.30 million for the year ended December 31, 2022 compared to approximately $35.29 million, for the year ended December 31, 2021. The primary reason for the decreased revenue from both new and existing customers was due to more revenues recognized during the first two quarters of 2021 comparing to 2022 as the projects were near the completion stage with only small remaining amount to be recognized in 2022. Another driver was that no new material services were rendered under the circumstances of the COVID-19 pandemic.

Cost of Revenue:

Cost of revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in cost of revenue are as follows:

	Year Ended December 31
	2022		2021
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Security Convergence	$8,997	70.8%	$5,534	45.9%	$3,463	62.6%
Video IoT	$5,075	52.3%	$20,935	69.3%	$(15,860)	-75.8%
Total	$14,072	62.8%	$26,469	62.7%	$(12,397)	-46.8%

Our cost of revenue decreased by $12.4 million, or -46.8%, to $14.07 million for the year ended December 31, 2022, compared to $26.47 million for the year ended December 31, 2021. For segment disclosure, our cost of revenue increased by $3.46 million, or 62.6% in security convergence and decreased by $15.86 million, or -75.8% in Video IoT for the year ended December 31, 2022, compared to the year ended December 31, 2021. The primary reason for the increase in the cost of revenue from the security convergence segment is an increase in hardware cost associated with a few oversea sales which were requested by our customers to bundle the software integration service with the hardware equipment. The bundle of hardware equipment drove the higher costs. The primary reason for the decrease in the cost of revenue from Video IoT segment is the decrease in hardware, software and service costs associated with the overall decrease in the revenue in this segment. Although we have been trying to change in business focus to our security convergence segment starting from 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment, the increase in costs in security convergence segment and the decrease in costs in the Video IoT segment in 2022 was not as expected but we continue to adjust our sales portfolios and price strategy.

Gross Margin:

Gross margin by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in gross margin are as follows:

	Year Ended December 31
	2022		2021
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Security Convergence	$3,714	29.2%	$6,521	54.1%	$(2,807)	-43.1%
Video IoT	$4,623	47.7%	$9,253	30.7%	$(4,630)	-50.0%
Total	$8,337	37.2%	$15,774	37.3%	$(7,437)	-47.2%

Our gross margin decreased by $7.44 million to $8.34 million for the year ended December 31, 2022, compared to $15.77 million for the year ended December 31, 2021. As a percentage of net revenue, gross margin decreased 14 basis points to 37.2% for the year ended December 31, 2022. The decrease in revenue was outpaced by the decrease in cost of revenue leading to an increase in gross margin.

For segment disclosure, as a percentage of net revenue, gross margin of our security convergence segment decreased 2,487 basis points to 29.2% for the year ended December 31, 2022. The decrease in gross margin was primarily driven by higher hardware costs from vendors due to shortage of supplies in the markets, leading to decreased gross margin.

As a percentage of net revenue, gross margin of our video IoT segment increased 1,702 basis points to 47.7% for the year ended December 31, 2022. The increase in gross margin was primarily driven by the composition of more software and less hardware and service demanded by the customers.

Operating Expenses:

	Year Ended December 31
	2022	2021	Change	Change
	Dollars in Thousands		$	%
Research and development	$14,110	$15,053	$(943)	-6.3%
Sales and marketing	$3,644	$4,962	$(1,318)	-26.6%
General and administrative	$9,192	$3,430	$5,762	168.0%
Share listing expenses	$70,105	$-	$70,105	$-
Expected credit losses	$-	$404	$(404)	-100.0%
Other (income) loss, net	$(984)	$(44)	$(940)	2136.4%
Other (gain) loss, net	$(1,223)	$127	$(1,350)	-1063.0%
Operating expense	$94,844	$23,932	$70,912	296.3%
Financial income (expense), net	$(599)	$(628)	$29	-4.6%
Loss for the year	$(87,537)	$(8,548)	$(78,989)	924.1%
Total comprehensive loss for the year	$(89,202)	$(8,082)	$(81,120)	1003.7%

Research and Development

Research and development expenses decreased by $0.94 million, or 6.3%, to $14.11 million for the year ended December 31, 2022, compared to $15.05 million, for the year ended December 31, 2021. The slight decrease was primarily due to no new material expenditures for additional research and development relating to our new service offerings in our Video IoT segment.

Sales and Marketing

Sales and marketing expenses decreased by $1.32 million, or -26.6%, to $3.64 million for the year ended December 31, 2022, compared to $4.96 million, for the year ended December 31, 2021. The decrease was primarily due to no new material services being rendered and less marketing efforts in promoting our AI appliances due to the COVID-19 pandemic.

General and Administrative

General and administrative expenses increased by $5.76 million, or 168%, to $9.19 million for the year ended December 31, 2022, compared to $3.43 million, for the year ended December 31, 2021. The increase was primarily due to additional professional expenses incurred to service provider for business combination project and incurred additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees..

Share listing expenses

Share listing expenses totaled $70.11 million for the year ended December 31, 2022, compared to $0 for the year ended December 31, 2021. Share listing expense represents non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger.

Financial Income (Expense), Net

	Year Ended December 31
	2022	2021	Change	Change
	Dollars in Thousands		$	%
Financial income (expense), net	$(599)	$(628)	$29	-4.6%

Financial expense decreased by $0.03 million, or 4.6%, to $0.60 million for the year ended December 31, 2022, compared to $0.63 million, for the year ended December 31, 2021. The decrease was primarily due to less short-term and long-term borrowing facilities.

Income Tax Benefit (Expense)

	Year Ended December 31
	2022	2021	Change	Change
	Dollars in Thousands		$	%
Income tax benefit (expenses)	$(430)	$238	$(668)	280.7%

Income tax expense increased by $0.67 million, or 280.7%, to $0.43 million for the year ended December 31, 2022, compared to $0.24 million of income tax benefit, for the year ended December 31, 2021. The increase was primarily due to temporary tax difference for deferred assets or liabilities.

Quarterly Revenue Trends

Gorilla’s revenue generally increased sequentially in each of the quarterly periods presented due to the fiscal year and procurement cycle of our customers. We generally experience seasonality in the timing of the execution of our contracts as we typically execute many of our contracts in the fourth quarter due to the fiscal year ends and procurement cycles of our customers. In certain instances, we have experienced a decline in revenue in the six months ended December 31 followed by sequential increases in revenue throughout the year as a result of the timing of when contracts are executed and the period of performance begins. Because we recognize the majority of our revenue ratably over the contractual term with respect to the multi-year contracts, a substantial portion of revenue recognized each period is from agreements that we entered into during previous periods. As such, increases or decreases in such multi-year contracts with new or existing customers may not immediately be reflected as revenue for that period.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our consolidated financial statements included elsewhere in this Form 20-F.

EBIT, EBITDA and adjusted EBITDA

Although EBIT, EBITDA and adjusted EBITDA are not measures of performance that are recognized under GAAP, the management of Gorilla believes that the non-GAAP information, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies may use similar non-GAAP measures to supplement their IFRS or GAAP results. The management of Gorilla has presented adjusted EBITDA because it provides investors with greater comparability of Gorilla’s operating performance without the effects of unusual, non-repeating or non-cash adjustments. EBIT, EBITDA and adjusted EBITDA do not purport to represent operating income (loss), net income (loss) or cash flow from operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because EBIT, EBITDA or adjusted EBITDA are not calculated identically by all companies, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

The following table shows our EBIT, EBITDA and adjusted EBITDA, together reconciled to the loss for the year ended December 31, 2022 and 2021 (net of operating expenses and non-operating income and expenses and excluding other comprehensive income).

	Year Ended December 31
	2022	2021
	(dollars in thousands)
Loss for the year	$(87,537)	$(8,548)
Income tax expense (benefit)	430	(238)
Financial expense, net	599	628
EBIT	$(86,508)	(8,158)
Depreciation expense	5,938	6,386
Amortization expense	1,688	2,361
EBITDA	$(78,882)	$589
Transaction costs(1)	2,814	-
Share Listing Expense2)	70,105	-
Adjusted EBITDA	$(5,963)	$589

(1)	Transaction costs are one-off expenses for professional services related to the Merger, asset acquisition and SOX 404 implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our capital requirements have primarily been for capital expenditures related to the research and development, debt service, and operating expenses. Historically, we have generated negative cash flows from operations and have financed our operations through the borrowings under our credit facilities, equity contributions and payments received from our customers. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through capital markets and future borrowings. To the extent we choose to seek additional financing in the future (whether for development, acquisition opportunities as they arise or the refinancing of the financing facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt financing from banks and the capital markets.

Our cash, cash equivalents as of December 31, 2022 was $23.00 million. Restricted cash and time deposits with maturity over three months were $6.87 million.  We had $7.50 million of availability for borrowings under our revolving loan facility.  Our short-term bank borrowings as of December 31, 2022 was $12.49 million. In addition, as of December 31, 2022, our shareholders’ loans were $1.00 million and our long-term bank borrowings, including current portion, was $10.36 million.

Our management minimizes liquidity risk through credit facilities and ongoing future cash flow management and planning. Our treasury monitors rolling forecasts of our liquidity requirements to ensure it has sufficient cash to meet operational needs while maintain sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities. The forecasting takes into consideration the Company’s debt financing plans, covenant compliance and compliance with internal balance sheet ratio targets.

We believe that we will have sufficient cash flows, after taking into the amount of cash and cash equivalent, time deposits recognized under financial assets at amortized cost (restricted cash), current, unused credit lines from bank loans and shareholder loans to meet our obligations on a timely basis for the next 12 months from the date our financial statements as of and for the year ended December 31, 2022 was authorized for issuance. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan, general economic conditions and working capital management.

The following table shows a summary of Gorilla’s cash flows for the years presented (dollars in thousands):

	Year Ended December 31
	2022	2021
Net cash used in operating activities	$(8,774)	$1,623
Net cash used in investing activities	$(1,926)	$(9,910)
Net cash provided by financing activities	$23,607	$5,988
Net decrease in cash and cash equivalents	$13,052 *	$(2,209	)*

*	The amounts included the effect of foreign exchange rate changes.

Working Capital

Year Ended December 31, 2022

As of December 31, 2022, we had a working capital of $19.50 million. This was due to the following:

●	Our cash and cash equivalents and our current account of financial assets at amortized cost were $16.37 million more than short-term borrowings, and

●	Our accounts receivable of $14.04 million was $7.37 million more than the accounts and notes payable.

Year Ended December 31, 2021

As of December 31, 2021, we had a working capital of $17.83 million. This was due to the following:

●	Our cash and cash equivalents and our current account of financial assets at amortized cost were $4.01 million lower than short-term borrowings, and

●	Our accounts receivable of $34.82 million was $26.76 million more than the accounts and notes payable.

Capital Expenditures

Gorilla books its capital expenditures of $3.01 million and $8.40 million for the year ended December 31, 2022 and 2021, respectively, on acquisition of property, plants and equipment as well as intangible assets. The acquired equipment and intangible assets are mainly for the purpose of research and development of new technology and services.

Operating Activities

Gorilla’s primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses and overhead expenses. Gorilla has generated negative cash flows and has supplemented working capital through short- and long-term bank borrowings during the year ended December 31, 2022.

During the year ended December 31, 2022 and 2021, net cash used in (provided by) operating activities was approximately $(8.77) and $1.62 million, respectively. The primary factors affecting operating cash flows between these years were from our accounts receivable collection efforts and timing of payments for the vendors, and transaction costs for business combination and additional annual expenses as a public company.

Investing Activities

Cash used in investing activities for the year ended December 31, 2022 was $1.93 million. The primary factors affecting the investing cash flows were purchases of property, plant and equipment, acquisition of financial assets at fair value through profit or loss and disposal of financial assets at amortized cost. The significant portion of the equipment we purchased was the equipment for research and development activities, which were for the purposes of developing products and services to meet our new customers’ needs. As to the acquisition of financial assets at fair value through profit or loss, it was entered into a protected cell rent-a-captive arrangement with an insurance company by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. Disposal of financial assets at amortized cost is the decrease in the time deposits as collateral to secure the provision of the performance guarantee and deposit letter of credit issued by the relevant banks as bid bond or performance bond.

Cash used in investing activities for the year ended December 31, 2021 was $9.91 million. The primary factors affecting the investing cash flows were purchases of property, plant and equipment, the acquisition of intangible assets and the investment in financial assets at amortized cost. The significant portion of the equipment we purchased was the equipment for research and development activities and the intangible assets we acquired was software, which were for the purposes of developing products and services that meet our new customers’ needs. As to the investment in financial assets at amortized cost, it was invested in the time deposits as collateral to secure the provision of the performance guarantee and deposit letter of credit issued by the relevant banks as bid bond or performance bond.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2022 and 2021 was $23.61 million and $5.99 million, respectively, primarily as a result of proceeds from PIPE investment and capital reorganization related to the Merger, repayment or proceeds from short term and long term borrowings for the purpose of supporting the working capital needs.

Credit Facilities

As of December 31, 2022, we had total unsecured and secured indebtedness of $23.85 million. At December 31, 2022, we were in compliance with the covenants under our credit agreements and indentures.

For additional information regarding our debt and refinancing activities, see Note 16 (Short-term borrowings), Note 18 (Long-term borrowings) and Note 41 (Capital management) to the accompanying consolidated Financial Statements.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

As of December 31, 2022, we had more than 99 employees within our R&D department, and approximately 65% of the R&D employees hold master degrees or philosophy doctor degrees in ICT, Physics or Math. Approximately 46% of our R&D employees have over 10 years of professional experience in the relevant vertical fields.

Research and development expenses were $14.1 million, $15.1 million and $14.3 million in 2022, 2021 and 2020, respectively, and accounted for 14.9%, 62.9%, and 59.2% of our operating expenses in 2022, 2021 and 2020 respectively.

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 20 patents.

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

5.D. TREND INFORMATION

As of 2023, Gorilla has been engaged by a governmental entity in the MENA region to provide security convergence services. We anticipate that this entity will be our largest customer in 2023 and possibly beyond. Among other things, uncertainties related to our capital requirements, our ability to meet our obligations under the engagement, our ability to navigate the legal, macroeconomic and political landscape in the MENA region and otherwise manage our anticipated growth in connection with this customer may materially impact Gorilla’s financial condition and results of operations.

5.E. CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements for the year ended December 31, 2022 and 2021 have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. For more information on critical accounting estimates, refer to Note 4 to our consolidated financial statements included elsewhere in this Form 20-F.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Jayesh Chandan	49	Chief Executive Officer/Executive Chairman
Daphne Huang	51	Chief Financial Officer
Dr. Rajesh “Raj” Natarajan	49	Chief Innovation Officer
Dr. Evan Medeiros	51	Director
Yoichiro Hirano	59	Director
Rt. Hon. Ruth Kelly	53	Director
Gregg Walker	51	Director

Jayesh “Jay” Chandan is the Executive Chairman of the Board as of the date of the Closing, and he became Chairman and Chief Executive Officer of the Company in September 2022, following the concurrent retirement of Dr. Sih-Ping “Spincer” Koh, the founder of Gorilla. Since April 2021, Mr. Chandan has been the Chairman of Global SPAC Partners Co., a blank check company which completed a $168 million IPO in April 2021, and which announced in December 2021, its intention to merge with Gorilla. Since 2019, Mr. Chandan has been the Founder & Managing Partner of KASS Capital, an investment advisory firm that invests globally in the technology industry and provide alternative liquidity solutions to equity investors, debt holders, founders and management teams. Since 2017, Mr. Chandan has also been the Co-Founder and a Partner of Shackleton-Victoria, an investment firm where Mr. Chandan led the firm’s investment in FinLeap, a financial technology accelerator and incubator. Since 2014, Mr. Chandan has also been the Co-Founder and a Director of Mathern Ltd., an investment firm focused on investing in UK companies. From 2010 to 2012, Mr. Chandan was a Co-Founder and Partner at Cortis Capital LLP, a transformation and project management firm focused on global mergers & acquisitions, where he worked on the Minna Airport City, an urban regeneration project in Nigeria. From 2007 to 2008, Mr. Chandan served as the CEO of Invensis (UK) Ltd., a business process outsourcing company. From 2005 to 2007, Mr. Chandan served as Director of Business Development of EXLservice (UK) Ltd., a data analytics company that is now publicly traded on the Nasdaq with approximately $1 billion in revenues and approximately $3 billion in market cap. From 2004 to 2005, Mr. Chandan served as Director of Sales & Strategic Accounts at Exevo (UK) Ltd., a global market research & outsourcing firm that was later acquired by Copal Partners and is now part of Moody’s Corporation. From 1995 to 2004, Mr. Chandan served as the Co-Founder and Executive Director of NPL, an IT services business in Southeast Asia. Mr. Chandan serves as an Advisory Board Member of ConsolFreight LLC, a Fintech FreightTech ecosystem. Mr. Chandan graduated from Madras University, India, with an Engineering Degree, majoring in Computer Sciences. We believe Mr. Chandan is well qualified to serve as a director of our company given his extensive investment and operational experience in emerging markets.

Daphne Huang has served as the Chief Financial Officer of the Company since July 2022. Ms. Huang has over 20 years of senior executive experience in finance within which more than ten years as chief financial officer of global manufacturing, pharmaceutical, and technology sector companies. Ms. Huang most recently served as Chief Financial Officer of Go-For Industries Inc., a technology platform-based logistics company, and prior to that, as Chief Financial Officer and Chief Accounting Officer of Taro Pharmaceutical Industries Ltd., a NYSE listed global pharmaceutical company.

Prior to her career as a chief financial officer, Ms. Huang held positions of increasing responsibilities in the financial service and debt capital markets sectors working for such companies as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC.

Dr. Rajesh “Raj” Natarajan has served as Chief Innovation Officer of Gorilla since March 2022. Since 2005, Dr. Natarajan has been leading multiple efforts inside of Microsoft in various roles ranging from Engineering to Product Management. Prior to joining Gorilla, Dr. Natarajan served as a Senior Director of Product Management at Microsoft, when he was developing a new product portfolio within Dynamics focused on helping contact centers realize their Digital Transformation goals. Prior to that, he has built and managed various products like Data Analytics for Windows Phone, Microsoft Push Notification Service, Windows Media enablement for Streaming and mobile Digital Rights Management, Zune to name a few. Prior to joining Microsoft in 2005, Dr. Natarajan ran the professional services division at Loudeye Corporation where he oversaw the commercialization of Loudeye’s B2B music and video infrastructure, launching notable music stores like O2 Germany, MSN Music, Wurlitzer Jukebox etc. Much of his work there translated into the foundation for Nokia’s own music service infrastructure. From 2004 to 2005, Dr. Natarajan served as the VP of Mobile solutions at Vidiator Technologies, a fully owned subsidiary of Hutchison. Dr. Natarajan helped create industry leading solutions for Video streaming based on H.264 with dynamic bandwidth adaptation, which powered the network operators 3’s core multimedia delivery system across Europe. He also launched services in Hong Kong and the UK based on real-time 3D rendering for mobile delivering news snippets and horoscopes on 3’s platform. From 2001 to 2004, Dr. Natarajan was instrumental in establishing and running engineering for LockStream Corporation who specialized in Digital Rights Management for mobile multimedia devices. He helped create a Content Management system that was central to rights protecting content and delivering the requisite content and licenses to mobile devices on the fly. This was accompanied by SDK’s and applications that were developed and embedded into Motorola devices and Ti Chipsets. Commercialization of this technology was witnessed by Emma.FM and widely deployed across the network operator 3’s European subsidiaries. Dr. Natarajan is an alumnus of Seattle University where in he completed his Management of Business Administration (2010) and his Doctoral dissertation in Education and Leadership (2018). Dr. Natarajan serves as an Adjunct Faculty at Seattle University’s Albers School of Management since 2016, teaching Information Systems, Advanced Python Programming for Data Analytics and courses on Teams Creativity and Decision Making. He has a Bachelor of Engineering (1995) from the University of Madras in Computer Science.

Dr. Evan Medeiros is a renowned expert in international politics and business. A former White House senior advisor to President Obama, he has been the Penner Family Chair in Asia Studies at Georgetown University’s School of Foreign Service since 2018. His research and teaching focuses on the international politics of East Asia, U.S.-China relations and China’s foreign and national security policies. Since 2020, he has served on the board of Blackberry Government Solutions, a wholly owned subsidiary of Blackberry Corporation. From 2015 to 2018, Dr. Medeiros was Managing Director and Asia Practice Head of Eurasia Group. Dr. Medeiros has also served for six years on the staff of the National Security Council as Director for China, Taiwan and Mongolia before serving as Special Assistant to the President and Senior Director for Asia. He was President Obama’s top advisor on Asia-Pacific and was responsible for coordinating U.S. policy toward the region across diplomacy, defense, economics and intelligence, including all aspects of U.S.-China relations. Prior to joining the White House, he served as a senior political scientist at the RAND Corporation and also served in the US Treasury Department as a policy advisor to Secretary of the Treasury Henry Paulson. He holds master’s degrees from the University of Cambridge (International Relations) and SOAS London (China Studies) and a Ph.D. in International Relations from the London School of Economics and Political Science.

Yoichiro Hirano served as a director prior to the closing of the Merger, and continued in the same capacity after the Merger in July 2022. Mr. Hirano is the founder of Asteria Corporation (TSE:3853) and has been the Chief Executive Officer since 1998. He also serves as a director and Chairman of the Board of the company. Mr. Hirano has over thirty (30) years of experience in the software industry, beginning in 1998 when he founded the Infoteria Corporation, the predecessor to Asteria. He has served as a Visiting Professor at Aoyama Gakuin University, Graduate School of Social Informatics from 2008 to 2011. Prior to founding Asteria, he led the Marketing and Strategic Planning team for ten (10) years at Lotus Development Corporation, which was acquired by IBM. Mr. Hirano attended Kumamoto University where he studied Applied Chemistry.

Rt. Hon. Ruth Kelly has been a director since the closing of the Merger on July 13, 2022. Since March 2023, Ms. Kelly has been non-executive Chair of Water UK, a trade body representing water companies in England, Wales and Scotland. Since November 2021, Ms. Kelly has been non-executive Chair of Thames Freeport, a private-sector led, UK government sponsored regeneration initiative, north of the Thames Estuary. Since September 2020, Ms. Kelly has been a member of the Vatican’s Council for the Economy, which oversees the Holy See’s finances. Since April 2019, Ms Kelly has also been a non-executive Director of Heathrow Airport and a member of the airport’s Audit and Finance committees. From April 2016 to March 2019, Ms. Kelly served as a non-executive director of the Financial Conduct Authority, the regulator of the conduct of financial services in the UK; throughout that time, she also served as Chair of the regulator’s Audit Committee and member of its Risk Committee. Between October 2011 and July 2017, Ms. Kelly was a non-executive director of National Grid, one of the world’s largest publicly listed utilities focused on transmission and distribution of electricity and gas across the UK and US, serving on its finance, audit and nomination committees. From September 2015 to August 2019, Ms. Kelly served as Pro Vice Chancellor of St Mary’s University, Twickenham, London, overseeing the development, enterprise and research agendas. From May 2010-August 2015, Ms. Kelly worked as a Managing Director at HSBC Bank, during which time she became Global Head of Client Strategy in HSBC Global Asset Management, overseeing global marketing and managing global relationships across the banking group. From May 1997 to April 2010, Ms. Kelly was a UK politician, serving in various ministerial capacities including as Economic Secretary to the Treasury, Financial Secretary to the Treasury, Minister of State in the Cabinet Office, Secretary of State for Education, Secretary of State for Communities and Local Government and Secretary of State for Transport. From September 1994 to April 1997, Ms. Kelly worked as an economist at the Bank of England. From August 1990 to September 1994, Ms. Kelly was an economics journalist on The Guardian newspaper. In 1992, Ms. Kelly received a Master of Science from the London School of Economics. Ms. Kelly graduated from The Queen’s College, Oxford, in 1989 in Philosophy, Politics and Economics.

Gregg Walker has been a director since the closing of the Merger on July 13, 2022. Mr. Walker joined Muller & Monroe Asset Management as a Partner and Managing Director in July 2021 and leads the co-investment efforts of the firm as well as the firm’s New York City office. Mr. Walker founded G.A. Walker, LLC in July 2016 when he left his position as the Senior Vice President for Corporate Development at Sony Corporation of America (Sony), a position he had held since March 2009, and he has been the Managing Member of G.A. Walker, LLC since its inception. Mr. Walker is currently a member of the Board of Vewd Software A/S and of Blue Whale Acquisition Corp I (a SPAC sponsored by Mubadala Capital). While serving as the Managing Member of G.A. Walker, LLC, Mr. Walker also served as the President and COO of Remarkable, LLC, a live entertainment company based in New York City, from 2017 until January 2021. When Remarkable, LLC invested in the Big Apple Circus in 2017, Mr. Walker added the role of CEO of the Big Apple Circus to his list of responsibilities and served as the CEO of the Big Apple Circus until January 2021. During Mr. Walker’s tenure as CEO, the Big Apple Circus achieved record levels of revenues. At Sony, Mr. Walker worked across all of Sony’s business units including PlayStation, Sony Pictures, Sony Music, and Sony Electronics, and Mr. Walker had helped lead many major transactions and strategic efforts, including Sony’s purchase of the 50% of Sony/ATV Music Publishing previously owned by the Michael Jackson Estate. Mr. Walker served on the Board of Directors of movie studio Metro-Goldwyn-Mayer (MGM) as well as on the Boards of EMI Music Publishing and Sony/ATV Music Publishing. In 2010, he was chosen by Crain’s New York Business as one of New York City’s 40 Under 40 Rising Stars. Prior to joining Sony, Mr. Walker was Vice President of Mergers and Acquisitions at Viacom for three years. Before, Viacom, Mr. Walker was a Vice President at Goldman Sachs in the investment banking division. Mr. Walker was at Goldman Sachs for nearly a decade. Mr. Walker earned an undergraduate degree from Washington University in St. Louis and a law degree from Yale Law School. In 2012, Mr. Walker was honored by Washington University as one of six alumni to receive a Distinguished Alumni Award, and Washington University honored him again in 2016 with the Alumnus of the Year Award for the New York City metro area. Mr. Walker is the former President of the Levitt Foundation, the former Chairman of the Harlem YMCA (where his leadership resulted in the Harlem YMCA achieving the Transformational Leadership Award from the YMCA of New York City — an award that had only ever been awarded once before), and a member of the Board of Harlem RBI (now called “Dream”).

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2022 was approximately $8.78 million, none of which was accrued or set aside by the company to provide pension, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Taiwan or the UK.

Equity Incentive Plans

2023 Omnibus Incentive Plan

On March 6, 2023, our Board of Directors approved and adopted, subject to shareholder approval, the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). The 2023 Plan became effective on March 6, 2023. No further grants will be made under our prior equity plan which we refer to as the ESOP. This summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, which will be filed as an exhibit to this Annual Report.

Share Awards.  The 2023 Plan provides for incentive stock options, or ISOs, non-qualified stock options, or NSOs, restricted share awards, share unit awards, share appreciation rights, other share-based awards, performance-based share awards, (collectively, “share awards”) and cash-based awards (share awards and cash-based awards are collectively referred to as “awards”). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve.  The aggregate number of ordinary shares that may be issued pursuant to share awards under the 2023 Plan will not exceed the sum of (i) 10,000,000 ordinary shares (as adjusted for share splits, share dividends, combinations, and the like), plus (ii) an annual increase on the first day of each fiscal year, for a period of not more than ten years, beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) 5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (y) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.

If restricted shares or ordinary shares issued upon the exercise of options are forfeited, then such shares will again become available for awards under the 2023 Plan. If share units, options, or share appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2023 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or share appreciation rights will again become available for awards under the 2023 Plan. If share units or share appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such share units or share appreciation rights will reduce the number of shares available under the 2023 Plan, and the balance (including any shares withheld to cover taxes) will again become available for awards under the 2023 Plan.

Shares issued under the 2023 Plan will be authorized but unissued shares, treasury shares, or previously issued shares. As of the date hereof, no awards have been granted and no ordinary shares have been issued under the 2023 Plan.

Incentive Stock Option Limit.  The maximum number of shares that may be issued upon the exercise of ISOs under the 2023 Plan is equal to five (5) times the number of shares specified under clause (i) of the 2023 Plan’s share reserve formula as described above under the heading “—Share Reserve”, plus, to the extent allowable under Section 422 of the U.S. Internal Revenue Code (the “Code”), any ordinary shares that become available for issuance under the 2023 Plan on account of (i) an award being forfeited before all underlying shares have been issued or settled, or (ii) a portion of the shares underlying an award being withheld to satisfy the exercise price or tax withholding of such award.

Grants to Outside Directors. The sum of (i) the grant date fair value for financial reporting purposes of any awards granted during any calendar year under the 2023 Plan to an outside director as compensation for services as an outside director and (ii) any cash fees paid by us to such outside director during such calendar year for service on our Board of Directors, may not exceed seven hundred fifty thousand dollars ($750,000), or, in the calendar year in which the outside director is first appointed or elect to our Board of Directors, one million dollars ($1,000,000).

Administration.  The 2023 Plan will be administered by the compensation committee appointed by our Board of Directors, or by the Board of Directors acting as the compensation committee. Subject to the limitations set forth in the 2023 Plan, the compensation committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also will have the authority to determine the consideration and methodology of payment for awards. Subject to applicable law, the Board of Directors or compensation committee may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards and/or to determine the number of such awards to be received by such persons subject to a maximum total number of awards, to the extent applicable.

Repricing; Cancellation and Re-Grant of Share Awards.  The compensation committee will have the authority to modify outstanding awards under the 2023 Plan. Subject to the terms of the 2023 Plan, the compensation committee will have the authority to cancel any outstanding share award in exchange for new share awards, including awards having the same or a different exercise price cash, or other consideration, without shareholder approval but with the consent of any adversely affected participant.

Share Options.  A share option is the right to purchase a certain number of ordinary shares, at a certain exercise price, in the future. Under the 2023 Plan, ISOs and NSOs are granted pursuant to share option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a share option, within the terms and conditions of the 2023 Plan, provided that the exercise price of a share option generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. Options granted under the 2023 Plan vest at the rate specified by the compensation committee.

Share options granted under the 2023 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. The compensation committee determines the term of the share options up to a maximum of ten years. Each share option agreement will also set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the share option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to the company or its affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options.  The aggregate fair market value, determined at the time of grant, of our ordinary shares with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own share possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one 110% of the fair market value of the ordinary shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted shares under the 2023 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of such restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a shareholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless otherwise determined by the compensation committee and, in such case, only once such unvested shares vest.

Share Unit Awards. Share unit awards give recipients the right to acquire a specified number of ordinary shares (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.

Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our ordinary shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. A share appreciation right granted under the 2023 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2023 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our ordinary shares on the date of exercise over the exercise price, multiplied by (2) the number of ordinary shares with respect to which the share appreciation right is exercised.

Other Shares Awards. The compensation committee may grant other awards based in whole or in part by reference to our ordinary shares. The compensation committee will set the number of shares under the shares award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it will determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in ordinary shares, as determined by the compensation committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a share or share unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, share split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2023 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or share appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement may provide, without limitation, for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) the immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, (4) cancellation of the award, to the extent not vested or not exercised prior to the effective time of the merger or reorganization, in exchange for such cash or equity consideration (including no consideration) as the compensation committee, in its sole discretion, may consider appropriate, or (5) the settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards, provided that any such amount may be delayed to the same extent that payment of consideration to the holders of shares in connection with the merger or reorganization is delayed as a result of escrows, earnouts, holdbacks or other contingencies.

Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the share award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the compensation committee provides otherwise, no award granted under the 2023 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order, provided that all ISOs may only be transferred or assigned only to the extent consistent with Section 422 of the Code.

Amendment and Termination. Our Board of Directors will have the authority to amend, suspend, or terminate the 2023 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

No ISOs may be granted more than ten years after years after the later of (i) the approval of the 2023 Plan by the Board of Directors (or if earlier, the shareholders) and (ii) the approval by the Board of Directors (or if earlier, the shareholders) of any amendment to the 2023 Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

Recoupment. To the extent permitted by applicable law, the compensation committee will have the authority to require that, in the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, such executive officer will reimburse or forfeit to us the amount of any bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during a fixed period, as determined by the compensation committee, preceding the year the restatement is determined to be required. That executive officer will forfeit or reimburse to us any bonus or incentive compensation to the extent that such bonus or incentive compensation exceeds what the officer would have received in that period based on an applicable restated performance measure or target. We will recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

Non-Employee Director Compensation Policy

Employee directors do not receive any compensation with respect to service on our Board of Directors. We reimburse all of our non-employee directors for their reasonable and customary out-of-pocket expenses in connection with their attendance at Board and committee meetings.

We have adopted a non-employee director compensation policy that includes the following cash compensation for non-employee directors, which is based on a review of director compensation at comparable companies in our industry, consisting of a $75,000 annual retainer, an additional $15,000 annual retainer for the non-executive chair, and the following additional annual retainers for committee service:

Committee	Chair	Member
Compensation Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	10,000	7,500
Audit Committee	20,000	12,500

The non-employee director compensation policy also provides for the annual grant of restricted share units (each, an “Annual Award”) under the 2023 Plan following the conclusion of each regular annual meeting of our shareholders (the “Annual Meeting Date”), commencing with the 2023 annual meeting, to each non-employee director who will continue serving as a member of the Board of Directors. The Annual Award will be with respect to a number of ordinary shares with an aggregate fair market value as determined under the 2023 Plan equal to (i) $300,000 in the case of the non-executive chair and (ii) $230,000 in the case of the other non-employee directors. The number of shares underlying each Annual Award will be equal to the Annual Meeting Date fair market value of the Annual Award divided by the Average VWAP Price (as such term is defined in the Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global SPAC Partners Co., Gorilla Merger Sub, Inc., Global SPAC Sponsors LLC, Tomoyuki Nii and the Company) for the period ending on the day prior to the Annual Meeting Date, rounded down to the nearest whole share.

If a non-employee director is elected to our Board of Directors after the 2023 annual meeting and other than at an annual meeting of shareholders (the date of such election, the “Election Date”), such non-employee director will receive an Annual Award on the Election Date that will be prorated based on the number of calendar days remaining before (i) the next annual meeting of shareholders, if scheduled, or (ii) the date of the first anniversary of the last annual meeting of shareholders, if the next annual meeting is not yet scheduled. The number of shares of each prorated Annual Award will be equal to the Election Date fair value of the award divided by the Average VWAP Price for the period ending on the day prior to the Election Date.

Each non-employee director who (i) serves on our Board of Directors as a non-employee director as of the first business day following the filing of a registration statement on Form S-8 with respect to the 2023 Plan (the “Initial Issuance Date”) and (ii) will continue to serve as a non-employee director immediately following the Initial Issuance Date will receive an initial grant of restricted share units (each, an “Initial Award”) under the 2023 Plan. The Initial Award will be with respect to a number of ordinary shares with an aggregate fair value as determined under the 2023 Plan equal to (i) $300,000 in the case of the non-executive chair and (ii) $230,000 in the case of the other non-employee directors. The number of shares underlying each Initial Award will be equal to the grant date fair market value of the Initial Award divided by $10.19, rounded down to the nearest whole share. Each non-employee director who is eligible for an Initial Award will not receive the grant until the Initial Issuance Date, but, for purposes of determining the number of shares subject to such Initial Award and the applicable vesting schedule, the date on which the non-employee director joins our Board of Directions will be treated as the date of grant of the award. A non-employee director elected for the first time to our Board of Directors at an annual shareholder meeting will receive only an Annual Award in connection with such election and will not also receive any Initial Award on the date of such annual meeting.

Except as otherwise approved by our Board of Directors, each Annual Award and Initial Award will become fully vested, subject to continued service as a director, on the earliest of the 12-month anniversary of the date of grant, the next annual meeting of shareholders following the date of grant, and the consummation of a change in control (as defined in the 2023 Plan).

The aggregate value of all compensation granted or paid, as applicable, to any non-employee director for service as a non-employee director, including awards granted and cash fees we pay to such non-employee director, with respect to the 12-month period in which a non-employee director is first appointed or elected to the Board of Directors, will not exceed one million dollars ($1,000,000) in total value, and during any 12-month period following the initial 12-month period in which a non-employee director is first appointed or elected to our Board of Directors, will not exceed seven hundred fifty thousand ($750,000) in total value, in each case calculating the value of any awards based on the grant date fair value of such awards as determined for financial reporting purposes.

6.C. BOARD PRACTICES

Independence of Directors

As a result of Gorilla’s ordinary shares being listed on Nasdaq, Gorilla adheres to the rules of Nasdaq in determining whether a director is independent. The board of directors of Gorilla has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure and Role in Risk Oversight

Mr. Jayesh “Jay” Chandan is our Chief Executive Officer and Chairman of the Board. The Board does not anticipate implementing a policy requiring the positions of the Chairman of the Board and Chief Executive Officer to be separate or held by the same individual. Any further determination to create such a policy is expected to be based on circumstances existing from time to time, based on criteria that are in Gorilla’s best interests and the best interests of its shareholders, including the composition, skills and experience of the Board and its members, specific challenges faced by Gorilla or the industry in which it operates, and governance efficiency. Combining the roles of Chairman and Chief Executive Officer will help provide strong and consistent leadership for the management team and Board. However, the Board may decide in the future to separate the roles of Chairman and Chief Executive Officers if it determines that such structure provides better and more effective oversight and management of Gorilla. If the Board convenes for a meeting, it is expected that the non-management directors will meet in one or more executive sessions, if the circumstances warrant it. The Board has appointed Ruth Kelly, an independent director, as Lead Director. Jay Chandan has signed an employment contract providing that he shall be paid £225,000 as severance pay if he is terminated without cause, provided certain conditions are met. No other director has a contract with Gorilla which provides for benefits upon termination of employment.

Gorilla also believes in the importance of independent oversight. Gorilla will look to ensure that this oversight is truly independent and effective through a variety of means.

The Board has two classes of directors: Class I and Class II. Pursuant to Gorilla’s amended and restated memorandum and articles of association, the Class I Directors stand appointed for a term expiring at the Company’s second annual general meeting, and the Class II directors stand appointed for a term expiring at the Company’s third annual general meeting. Jayesh Chandan and Yoichiro Hirano are Class I directors. Evan Medeiros, Gregg Walker and Ruth Kelly are Class II directors.

Meetings and Committees of the Board of Directors

Gorilla has established a separately standing audit committee, compensation committee, and nominating and corporate governance committee (the “nominating committee”).

Audit Committee Information

Gorilla has established an audit committee comprised of independent directors. The audit committee consists of Ruth Kelly, Gregg Walker, and Evan Medeiros. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise Gorilla’s independent accountants, review the results and scope of the audit and other accounting related services and review Gorilla’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee is, will at all times be, composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Gorilla will be required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Gregg Walker serves as a financial expert on the audit committee.

Compensation Committee Information

The board of directors of Gorilla has established a compensation committee. The compensation committee consists of Ruth Kelly, Gregg Walker, and Evan Medeiros. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to Gorilla’s officers and directors and to administer Gorilla’s incentive compensation plans, if any, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below Board level.

Nominating Committee

Gorilla’s nominating committee consists of Ruth Kelly, Gregg Walker, and Yoichiro Hirano, and be responsible, among other things, for:

●        select the director slate (or recommend the slate to the full board of directors);

●        oversee board governance;

●        develop board meeting procedures; and

●        evaluate the effectiveness of board.

Corporate Governance Practices

As a foreign private issuer, Gorilla may generally follow home country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq Listing Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

Gorilla intends to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring Gorilla’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. Gorilla will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Gorilla will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. Gorilla will not be required to and, in reliance on home country practice, it does not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of Gorilla’s Amended and Restated Memorandum and Articles of Association, Gorilla’s board of directors is authorized to issue securities, including ordinary shares, preference shares, warrants and convertible notes.

Board Diversity Matrix (As of April 20, 2023)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3		-	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			3
LGBTQ+			-
Did Not Disclose Demographic Background			1

6.D. EMPLOYEES

As of December 31, 2022, we had 244 employees, including 3 in the UK, 2 in the US, 235 in Taiwan and 4 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions – 7.A. Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees – Compensation – Equity Incentive Plans.”

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of ordinary shares as of April 13, 2023 by:

●	each person known by Gorilla to beneficially own more than 5% of the outstanding ordinary shares;

●	each of Gorilla named executive officers and directors; and

●	all of Gorilla named executive officers and directors as a group.

Unless otherwise indicated, Gorilla believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Such shareholders do not have voting rights which differ from the voting rights held by other holders of ordinary shares. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of July 13, 2022 through the exercise of any option, conversion or any other right. As of April 13, 2023, there were 68,923,092 ordinary shares issued and outstanding, not including 2,814,895 treasury shares held by the company.

Unless otherwise noted, the business address of each beneficial owner is c/o Gorilla Technology Group Inc., Meridien House, 42 Upper Berkeley Street, Marble Arch, London, United Kingdom W1H 5QJ.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding

Named Executive Officers and Directors:
Yoichiro Hirano	—	—
Evan Medeiros	—	—
Jayesh Chandan, Chief Executive Officer and Chairman of the Board	738,282	1.1%
Gregg Walker	—	—
Ruth Kelly	—	—
Daphne Huang, Chief Financial Officer(1)	—	—
Dr. Rajesh “Raj” Natarajan, Chief Innovation Officer	—	—
All executive officers and directors as a group (7 individuals)	738,282	1.1%
Five Percent or More Holders:
Rivetel Inv. Co., Ltd and affiliates(2)	8,367,875	11.7%
Asteria Vision Fund I, L.P.(3)	9,152,995	12.8%
Telstra Ventures Pty Ltd(4)	4,527,383	6.3%
SBI AB Fund and affiliate(5)	6,907,409	9.7%
Berwick Resources Ltd.(6)	3,725,439	5.4%

*	Less than 1%.

(1)	In July 2022, Ms. Daphne Huang joined Gorilla as the Chief Financial Officer.

(2)	The information reported is based on a Schedule 13G filed on August 25, 2022. The number of shares represents (i) 1,662,539 ordinary shares held by Rivetel Inv. Co., Ltd (“Rivetel”), (ii) 4,436,452 ordinary shares held by K-May Inv. Ltd. (“K-May”), and (iii) 2,268,884 ordinary shares held by Reich Holding Co., Ltd (“Reich”). K-May is a wholly-owned subsidiary of April Dew Co., Ltd., which is a wholly-owned subsidiary of Sun Finance International Inc. (“Sun”) whose sole director controls the entity. Reich is a wholly-owned subsidiary of Rivetel. Rivetel is controlled by its sole director/chairman, Mr. Chang-Yi Hsu. Sun’s sole director entered into an arrangement with Mr. Chang-Yi Hsu granting him exclusive voting and dispositive power over the 4,436,452 ordinary shares held by K-May. Reich is controlled by its sole director, Rivetel. The registered address is 1F., No. 106, Ln. 737, Sec. 1, Neihu Rd., Neihu Dist., Taipei City, Taiwan (R.O.C.).

(3)	The information reported is based on a Schedule 13G filed on August 12, 2022. Asteria Vision Fund Inc., as general partner for and on behalf of Asteria Vision Fund I, L.P. Asteria Vision Fund Inc. is controlled by its board of directors. The business address of Asteria Vision Fund Inc. is c/o Asteria Vision Fund Inc., 7300 Lone Star Drive, Suite C200, Plano, Texas 75024.

(4)	The information reported is based on a Schedule 13G filed on August 23, 2022. T Ventures Fund II, GP, Ltd., as general partner for and on behalf of Telstra Ventures Fund II, L.P. T Ventures Fund II, GP, Ltd. is controlled by its board of directors. The registered office of T Ventures Fund II, GP Ltd. is Langham Hall (Guernsey) Limited North Suite 2, Town Mills Rue Du Pre, St Peter Port Guernsey, GY1 1LT.

(5)	The information reported is based on a Schedule 13G filed on August 23, 2022. The number of shares represents 6,907,409 Gorilla ordinary shares held by SBI & Capital 22 JV Fund II, L.P. and SBI AI & Blockchain Investment LPS. 920,988 Gorilla ordinary shares were issued to SBI & Capital 22 Management II Co. Ltd., as general partner for and on behalf of SBI & Capital 22 JV Fund II, L.P. The business address is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. SBI & Capital 22 Management II Co. Ltd. is controlled by its directors. 5,986,421 Gorilla ordinary shares were issued to SBI Investment Co., Ltd., as general partner for and on behalf of SBI AI & Blockchain Investment LPS. The business address is 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan. SBI Investment Co., Ltd. is controlled by its directors.

(6)	The information reported is based on information from the company’s transfer agent as of April 13, 2023. Berwick Resources Limited is controlled by its sole director, Chen, Hsiu-Hsia. The business address of Berwick Resources Limited is 7F, No. 320, Sec. 4, Chung Hsiao E Rd., Taipei, Taiwan, R.O.C..

7.B. RELATED PARTY TRANSACTIONS

Rights of Appointment

Gorilla’s board of directors previously consisted of seven directors. Pursuant to Gorilla’s articles of association in effect immediately prior to the closing of the Merger, certain of Gorilla’s shareholders, including related parties, had rights to appoint directors.

Related Party Loans

On September 6, 2021, Gorilla entered into a loan and promissory agreement with Asteria Corporation. Pursuant to the agreement, Asteria Corporation agreed to provide a loan to Gorilla for the principal amount of $3,000,000 by subscribing the promissory note issued by Gorilla. The loan was guaranteed by a letter of guarantee made by Dr. Koh on August 23, 2021. Gorilla has drawn down $3,000,000 under the loan with Asteria Corporation. The principal amount and accrued interest under the loan have been repaid in full on or before the maturity date.

On March 13, 2023, Gorilla entered into a loan and promissory agreement with Asteria Corporation. Pursuant to the agreement, Asteria Corporation agreed to provide a loan to Gorilla for the principal amount of $3,000,000 by subscribing the promissory note issued by Gorilla. Gorilla has drawn down $3,000,000 under this loan with Asteria Corporation. The principal amount and accrued interest under the loan remain outstanding.

On or about August 30, 2021, Gorilla entered into a loan and promissory agreement with Dr. Koh. Pursuant to the agreement, Dr. Koh agreed to provide a loan to Gorilla for the principal amount of $1,000,000 by subscribing the promissory note issued by Gorilla. Gorilla has drawn down $1,000,000 under the loan with Koh, Sih-Ping. The principal amount and accrued interest under the loan have been repaid in full on or before the maturity date.

Other Arrangements with Related Party

As of December 31, 2022, Gorilla has 15 credit facilities. Dr. Koh acts as joint guarantor for eight credit facilities having entered into the relevant facility agreements or promissory notes, as applicable, in the capacity as a joint guarantor. For the details of the credit facilities, please refer to the section titled “Item 5.B. Liquidity and Capital Resources — Credit Facilities.”

Separation Agreement and Exchange Agreement

On September 8, 2022, Gorilla entered into a Separation Agreement with Dr. Koh, pursuant to which Dr. Koh’s employment as Gorilla’s Chief Executive Officer and all positions he held with Gorilla ceased. The Separation Agreement was approved by Gorilla’s Board of Directors. On December 5, 2022, the parties agreed to amend the Separation Agreement (the “Amended Separation Agreement”). Pursuant to the terms of the Amended Separation Agreement, Gorilla paid Dr. Koh a lump sum equal to one month of his base salary and settled the outstanding obligations under a $1,000,000 loan to the Company that had previously been advanced by Dr. Koh. On December 5, 2022, Gorilla and Dr. Koh also entered into an Exchange Agreement, under which Dr. Koh agreed to deliver certain shares held by him to the Company in exchange for certain accounts receivable and assets of Gorilla. For additional details related to the Exchange Agreement, please refer to the section titled “Item 16.E. - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Exculpation, Indemnification and Insurance.

Our Amended and Restated Articles of Association permit Gorilla to exculpate, indemnify and insure certain of its officers to the fullest extent permitted by the Companies Act. Gorilla has entered into agreements with certain office holders, exculpating them from a breach of their duty of care to Gorilla to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from the Transactions to the extent that these liabilities are not covered by insurance.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8: FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

We have appended our audited consolidated financial statements at the end of this Annual Report, starting at page F-3, as part of this Annual Report.

Legal Proceedings

Gorilla may become involved in actions, claims, litigation, and other legal proceedings occurring in the ordinary course of its business from time to time, including assertions by third parties relating to intellectual property infringement, contract or warranty breaches, or employment-related matters. Gorilla is not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in its favor, would have a major adverse effect on Gorilla’s business, financial condition, or results of operations, either individually or in the aggregate.

Policy on Dividend Distributions

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, we may enter into financing arrangements with third-parties which may contain covenants restricting Gorilla’s ability to pay dividends in the future.

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.

Item 9: THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants began trading on Nasdaq under the symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022. Global’s units, subunits and warrants were previously listed on the Nasdaq under the symbols “GLSPU,” “GLSPT,” and “GLSPW,” respectively. Global’s securities each commenced separate public trading on April 13, 2021. Global’s subunits and units automatically separated into the component securities upon consummation of the Merger and, as a result, no longer trade as a separate security. Upon the closing of the Merger, Global’s ordinary shares were converted into our ordinary shares, and Global’s warrants were converted into our warrants. On April 26, 2023, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $1.76 per ordinary share and $0.17 per warrant.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

Item 10: ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of 245,000,000 ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001, of which 68,923,092 ordinary shares issued and outstanding as of April 13, 2023.

The following is a description of our share capital and provisions of our Amended and Restated Memorandum and Articles of Association, which became effective upon the closing of the Merger, a copy of which is filed as an exhibit to this Annual Report.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by our board except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to us on the issue of our shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against us.

Voting Rights. The holders of our ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of our directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Holders of our ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund or Redemption provisions applicable to our ordinary shares.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the Company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on our ordinary shares imposed by foreign law or by the charter or other of our constituent documents. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of our ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation. Upon our winding up, after the full amount that holders of any issued shares ranking senior to our ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any of our remaining assets available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided our memorandum and articles of association authorize this and we have the ability to pay our debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of our ordinary shares will have no preemptive or preferential right to purchase any of our securities.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. We may by ordinary resolution increase our authorized share capital.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Preference Shares

The Amended and Restated Memorandum and Articles of Association of Gorilla authorize the issuance of up to 5,000,000 blank check preference shares with such designations, rights and preferences as may be determined from time to time by Gorilla’s board of directors. Accordingly, Gorilla’s board of directors are empowered, without shareholder approval, to issue preference shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Gorilla.

Contingent Value Rights

In connection with the Transactions, Gorilla issued one Class A CVR to the holders of the outstanding Global ordinary shares that were not redeemed or converted in the Redemption, including PIPE Subunits purchased under the Amended Subscription Agreement (but not Class B ordinary shares of Global or Global securities purchased in the IPO Private Placement). Following the Redemption, which almost 91% of Global public shareholders redeemed their Global ordinary shares, and the issuance of Gorilla ordinary shares, there were 368,035 Gorilla ordinary shares held by public holders and 4,139,840 Gorilla ordinary shares held by PIPE Investors. Therefore, the total number of Class A CVRs issued is 4,507,875, which were issued to a concentrated number of public holders and the two PIPE Investors. Each Class A CVR entitles the holder to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) (A) a pro rata portion, among holders of Class A CVRs, of the Price Protection Shares, and (B) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares.

Additionally, under the Contingent Value Rights Agreement entered into around the time of the Closing, each of the PIPE Investors received, for each PIPE Subunit purchased under the Amended Subscription Agreement, one-half (½) of one Class B CVR, entitling them to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares. The Class B CVRs shall only be entitled to receive Revenue Protection Shares, and shall not have any rights with respect to any Price Protection Shares. Global public holders were not be entitled to any Class B CVRs or the Revenue Protection Shares subject thereto. The effect of the separate classification of Class A CVRs and Class B CVRs is to entitle the PIPE Investors to a proportionally larger amount of Revenue Protection Shares than the Global public holders.

The holders of Class A CVRs and Class B CVRs are being provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of Gorilla. Two types of valuation protection are offered: revenue protection, based on certain financial performance and reporting milestones for Gorilla; and price protection, based on Gorilla’s stock performance following the Closing.

2022 Price Protection

The Earnout Shares, as Price Protection Shares, may be forfeited by the Gorilla shareholders and Gorilla ordinary shares will be issued to the holders of Class A CVRs if the 20-day volume weighted average price (“VWAP”) of Gorilla’s ordinary shares is less than the Redemption Price, such price to be determined as of (i) the end of the third quarter of 2022, (ii) the end of the fourth quarter of 2022, (iii) upon Gorilla’s filing of its fiscal year 2022 audited revenues with the SEC prior to March 31, 2023 and (iv) if the share price of the Gorilla ordinary shares is below $5.00 for five consecutive trading days.

The share price of the Gorilla ordinary shares fell below $5.00 for five consecutive trading days as of market close on December 21, 2022, which triggered a Price Protection Share forfeiture as described above. Pursuant to the terms of the Business Combination Agreement, the SPAC Representative (as defined in the Business Combination Agreement) furnished the following calculation supporting the forfeiture of 1,137,577 Price Protection Shares:

Variables
Ax	=	Number of Class A CVRs outstanding
Ay	=	Redemption Price
Az	=	Average daily VWAP during the 20 trading days up to and including the test date
B	=	Number of Class A CVRs outstanding
C	=	Amount of Earnout Shares previously forfeited

Values as of December 21, 2022
Ax	=	4,507,875
Ay	=	$10.190
Az	=	$8.137
B	=	4,507,875
C	=	0

Calculations
	=	Number of forfeited Price Protection Shares
	=
5,645,452 − 4,507,875 − 0	=	1,137,577

The Company Representative (as defined in the Business Combination Agreement) did not object to this calculation. As a result, 1,137,577 Price Protection Shares were forfeited and each Class A CVR holder became entitled to approximately 0.252 Gorilla ordinary shares per Class A CVR (calculated by dividing 1,137,577 by 4,507,875).

Additionally, the SPAC Representative determined that 20-day VWAP of Gorilla’s ordinary shares was less than the Redemption Price at the end of the fourth quarter of 2022. The SPAC Representative furnished the following calculation supporting the forfeiture of an additional 1,384,951 Price Protection Shares:

Values as of December 30, 2022
Ax	=	4,507,875
Ay	=	$10.190
Az	=	$6.534
B	=	4,507,875
C	=	1,137,577
Calculations
	=	Number of forfeited Price Protection Shares
	=
7,030,403 − 4,507,875 − 1,137,577	=	1,384,951

The Company Representative did not object to this calculation. As a result, an additional 1,384,951 Price Protection Shares were cancelled and each Class A CVR holder became entitled to approximately 0.307 Gorilla ordinary shares per Class A CVR (calculated by dividing 1,384,951 by 4,507,875).

2022 Annual Report Test

8.4 million (60%) of the total Earnout Shares (the “2022 Earnout Shares”) are eligible to be earned by the Gorilla shareholders, which amount will be reduced by the forfeiture of any Price Protection Shares in 2022. As a result of the forfeitures described above, 5,877,472 of the 2022 Earnout Shares remained eligible to be earned. Gorilla shareholders will forfeit such remaining 2022 Earnout Shares because this Annual Report was not filed with the SEC on or before March 31, 2023. The Company anticipates delivering a Revenue Earnout Statement (as defined in the Business Combination Agreement) within the timeframes outlined by the Business Combination Agreement.

2023 Price Protection

If the 20-day volume weighted average price of Gorilla’s ordinary shares is less than the Redemption Price upon the filing of Gorilla’s fiscal year 2023 audited revenues of Gorilla, some or all remaining Earnout Shares, after giving effect to any 2022 forfeitures or earnings described above (such remaining Earnout Shares, the “2023 Earnout Shares”) may be forfeited by Gorilla shareholders and Gorilla ordinary shares will be issued to the holders of Class A CVRs.

2023 Consolidated Margin and 2023 Annual Report Test

After giving effect to any forfeiture of Price Protection Shares in 2023, if Gorilla fails to maintain its gross margin compared to the gross margin from the prior year, the Gorilla shareholders will forfeit any remaining 2023 Earnout Shares. Additionally, the Gorilla shareholders will forfeit any remaining 2023 Earnout Shares if certain financial reporting requirements are not met.

2023 Revenue Protection

Any remaining 2023 Earnout Shares, after giving effect to any of the forfeitures described above, will be earned by Gorilla shareholders if the 2023 revenue is at least $90 million. If 2023 revenue is less than $90 million, all remaining 2023 Earnout Shares will be forfeited and new Gorilla ordinary shares will be issued to the Class A CVR holders and Class B CVR holders.

Under our Amended and Restated Memorandum and Articles of Association, a general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that a business person would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”

If a scheme of arrangement is approved and sanctioned, or if a tender offer (as described below) is made and accepted, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Appointment of a Restructuring Officer

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of Section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit. During such time as a petition is presented or an order appointing a restructuring officer remains on foot, Section 91G of the Companies Act prescribes an automatic worldwide moratorium on any suits, action or other proceedings, other than criminal proceedings against the Company.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Travers Thorp Alberga, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings. However, should the board call choose to hold an annual general meeting, our amended and restated articles of association allow our shareholders to bring business before the meeting provided that the shareholder meets certain timing requirements provided for in our amended and restated articles of association. Our current articles of association do not provide our shareholders other rights to put a proposal before a meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. Our amended and restated articles of association provide that a general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles, if at any time our share capital is divided into different classes (and as otherwise determined by our board of directors) the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting. The board of directors may vary the rights attaching to any class without the consent or approval of shareholders provided that the rights will not, in the determination of the board of directors, be materially adversely varied or abrogated by such action.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. Additional information called for by this item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report
Business Combination Agreement	Note 23 to our consolidated financial statements; Item 10.B Memorandum and Articles of Association
Warrant Agreement (as amended and assigned)	Exhibit 2.1 Description of Registrant’s Securities
Contingent Value Rights Agreement	Item 10.B Memorandum and Articles of Association – Contingent Value Rights.
2023 Equity Incentive Plan	Item 6.B. Directors, Senior Management and Employees – Compensation – Equity Incentive Plans.
Form of Indemnification Agreement	Item 7.B. Related Party Transactions – Exculpation, Indemnification and Insurance.
Non-Employee Director Compensation Policy	Item 6.C. Directors, Senior Management and Employees – Compensation – Non-Employee Director Compensation Policy.
Exchange Agreement	Item 16.E. - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In addition, summaries of additional material contracts not described elsewhere in this Annual Report are provided below:

Lock-up Agreements

Certain Gorilla shareholders, including all of Gorilla’s existing equityholders owning more than one percent (1%) of Gorilla’s equity prior to the Transactions, each entered into a Lock-Up Agreement with Gorilla, as amended (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Gorilla shareholder party thereto agreed not to, during the period commencing from the Closing and ending on the twelve (12) month anniversary of the Closing (subject to early release if Gorilla consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all Gorilla shareholders having the right to exchange their equity holdings in Gorilla for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, establish or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, whether any such transaction is to be settled by delivery of such restricted securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). Notwithstanding the foregoing, up to seventy-five percent (75%) of the restricted securities (pro rata among each type of restricted security owned by parties to the Lock-Up Agreements) shall be subject to early release from the restrictions thereunder (and the lock-up period with respect to such Early Release Securities shall be deemed to have expired) if and to the extent that the following occurs after the Closing: (i) one-third (1/3rd) of the Early Release Securities shall be released on the date beginning from and after the six (6) month anniversary of the Closing on which the closing price of Gorilla’s Ordinary Shares exceeds $12.50 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period; (ii) one-third (1/3rd) of the Early Release Securities shall be released on the date beginning from and after the six (6) month anniversary of the Closing on which the closing price of Gorilla’s Ordinary Shares exceeds $15.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period; and (iii) one-third (1/3rd) of the Early Release Securities shall be released on the date beginning from and after the six (6) month anniversary of the Closing on which the closing price of Gorilla’s Ordinary Shares exceeds $17.50 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period.

Gorilla Registration Rights Agreement

In connection with the closing of the Merger, certain Gorilla shareholders entered into a Registration Rights Agreement (the “Gorilla Registration Rights Agreement”) pursuant to which Gorilla granted certain registration rights to such Gorilla shareholders with respect to the Company’s ordinary shares. The Gorilla Registration Rights Agreement provided, among other things, certain Gorilla shareholders with certain demand rights in the event of an underwritten offering, as well as piggyback rights in the event Gorilla or any holder of Gorilla’s ordinary shares conducts a registered offering.

Global Registration Rights Agreement

The holders of the Class B ordinary shares of Global (“Founder Shares”), representative shares, private units sold to the Sponsor and I-Bankers in connection with the Global IPO (including securities contained therein) and units (including securities contained therein) that could have been issued upon conversion of loans made by the Sponsor or one of its affiliates, and their permitted transferees, had registration rights to require the Company to register a sale of any of the securities held by them (in the case of the Founder Shares, only after conversion to the Class A ordinary shares) pursuant to a registration rights agreement signed on April 8, 2021 (as amended on December 21, 2021). These holders were entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders had “piggy-back” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.

Subscription Agreements

In connection with the business combination between Global and Gorilla, Global and Gorilla entered into the Original Subscription Agreements with the investors named therein (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase an aggregate of 5,000,000 units (the “Units”) of Global, each Unit consisting of one Global Class A ordinary share and one-quarter of redeemable Global warrant, at a price of $10.10 per Unit in a private placement to be consummated concurrently with the Closing (the “PIPE Investment”).

On May 18, 2022, Global, Gorilla, and PIPE Investors amended the Subscription Agreements (the “Amended Subscription Agreements”), pursuant to which the PIPE Investors were given the right to reduce their $50.5 million subscription amount to a minimum of $30.3 million for any reason whatsoever, in their sole discretion.

On July 13, 2022, immediately prior to the Closing of the Merger, the PIPE Investment was closed. Gross proceeds from the PIPE Investment were $30.3 million.

Class A Contingent Value Rights

Upon the Closing, each PIPE Investor received one Class A CVR for each PIPE Subunit. Each Class A CVR entitles the holder to receive, in the event that any Earnout Shares are forfeited by Gorilla shareholders in accordance with the Business Combination Agreement, from Gorilla a pro rata portion (along with the holders of Class B CVRs with respect to Revenue Protection Shares only) of newly issued ordinary shares and other securities or property in the escrow account that are forfeited by Gorilla shareholders with respect to the Earnout Shares. The Class A CVRs were issued pursuant to the Contingent Value Rights Agreement.

Class B Contingent Value Rights

Upon the Closing, each PIPE Investor received one-half (1/2) of a Class B CVR for each PIPE Subunit. Each Class B CVR entitles the holder to receive, in the event that any Revenue Protection Shares are forfeited by Gorilla shareholders in accordance with the Business Combination Agreement, from Gorilla a pro rata portion (along with the holders of Class A CVRs) of newly issued Gorilla Ordinary Shares and other securities or property in the escrow account that are forfeited by Gorilla shareholders with respect to such Revenue Protection Shares, provided, that a Class B CVR does not have any rights with respect to any Price Protection Shares. The Class B CVRs were issued pursuant to the Contingent Value Rights Agreement.

Offer Letter with Dr. Rajesh “Raj” Natarajan

On March 2, 2022, we entered into an offer letter with Dr. Natarajan to serve as our Chief Innovation Officer. The offer letter provides for an annual base salary of $180,000. Under the offer letter, Dr. Natarajan is entitled to a lump sum cash severance payment in an amount equal to 12 months of his monthly salary if his employment is terminated by the Company other than for fraud, willful misconduct, or gross negligence. The letter provided that Dr. Natarajan’s employment would continue until the closing of the Merger, after which the parties would enter into a more formal employment agreement.

Notwithstanding the foregoing, the Company makes no representation that the terms of Dr. Natarajan’s offer letter reflect or can be used to infer the compensation Dr. Natarajan has received in the past or will reflect the compensation Dr. Natarajan will receive in the future. Adjustments to Dr. Natarajan’s compensation may have been approved by the Board (or a subcommittee thereof) in the past and additional changes may be approved in the future. For further information regarding Gorilla’s compensation of its Board and executive officers, we refer you to see Item 6.B. “Director, Senior Management and Employees – Compensation” of this Annual Report.

Employment Agreements with Our Named Executive Officers

Below is a description of the material terms of our employment agreements with our named executive officers. The employment agreements provide for at-will employment and sets forth the named executive officer’s base salary and eligibility for employee benefits.

Notwithstanding the foregoing, the Company makes no representation that the terms of the employment agreements described below reflect or can be used to infer the compensation that such executive officer has received in the past or will reflect the compensation such executive officer will receive in the future. Adjustments to such executive officer’s compensation may have been approved by the Board (or a subcommittee thereof) in the past and additional changes may be approved in the future. For further information regarding Gorilla’s compensation of its Board and executive officers, we refer you to see Item 6.B. “Director, Senior Management and Employees – Compensation” of this Annual Report.

Employment Agreement with Jayesh “Jay” Chandan

On April 22, 2023, we entered into an employment agreement with Mr. Chandan to memorialize the terms of his continued employment with us which commenced on July 14, 2022 (the “Effective Date”). The employment agreement has no fixed term and is terminable by either party following a minimum notice period as required by applicable law.

The employment agreement provides for an annual base salary of £450,000.00. The employment agreement also provides for a one-time sign-on award of restricted share units with a value upon grant of $3,000,000.00 based upon a price of $10.19 per share (rounded down to the nearest whole share), provided Mr. Chandan is continuously employed through the date of grant. Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Mr. Chandan is also entitled to receive an annual award of restricted share units with a value upon grant of $2,500,000.00 based upon a price of $10.19 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Mr. Chandan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, both the one-time sign-on restricted share unit award and the annual restricted share unit awards will be fully vested on the date of grant.

Under the employment agreement, upon termination of his employment by us without “cause” or Mr. Chandan’s resignation for “good reason” (as such terms are defined in the employment agreement), and provided he signs and does not revoke our standard release of claims agreement, and complies with all applicable restrictive covenants and contractual obligations contained in the employment agreement, Mr. Chandan will be eligible to receive a lump sum payment equal to six months’ base salary.

The employment agreement also contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

Employment Agreement with Daphne Huang

On April 20, 2023, we entered into an employment agreement with Ms. Huang to memorialize the terms of her continued employment with us which commenced on July 14, 2022 (the “Effective Date”). The employment agreement has no fixed term and is terminable by either party at any time for any reason.

The employment agreement provides for an annual base salary of $450,000.00 and a one-time sign-on bonus of $200,000.00 payable in two installments, subject to applicable tax withholding. Ms. Huang was paid the first installment of her sign-on bonus in the amount of $100,000.00 on August 16, 2022, and she will be paid the second installment in the amount of $100,000.00 on the first regularly scheduled payroll date following July 14, 2023. Ms. Huang will not be entitled to the second installment of the sign-on bonus if her employment is terminated prior to the payment of the second installment by the Company for “cause” or she resigns without “good reason” (as such terms are defined in the employment agreement). Additionally, if the Company terminates her employment for “cause” or she resigns without “good reason”, in each case, at any time during the 12-month period following the applicable payment date of the sign-on bonus installment, Ms. Huang will be required to repay a prorated amount of the applicable sign-on bonus installment equal to (i) the amount of the applicable sign-on bonus installment multiplied by (ii) a fraction, the numerator of which is the number of days from the applicable payment date through the date of her termination of employment and the denominator of which is 365, less any applicable payroll deductions and tax withholding paid by her.

Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Ms. Huang is also entitled to receive an annual award of restricted share units with a value upon grant of $1,000,000.00 based upon a price of $10.19 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Ms. Huang must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, the annual restricted share unit awards will be fully vested on the date of grant.

Under the employment agreement, upon termination of Ms. Huang’s employment by us without “cause” or Ms. Huang’s resignation for “good reason”, and provided she signs and does not revoke our standard release of claims agreement, and complies with all applicable restrictive covenants and contractual obligations contained in the employment agreement, Ms. Huang will be eligible to receive:

●	any unpaid portion of the earned sign-on bonuses;

●	a lump sum payment equal to six months’ base salary; and

●	health insurance premium reimbursement for six months.

The employment agreement also contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

Employment Agreement with Dr. Rajesh “Raj” Natarajan

On April 20, 2023, we entered into an employment agreement with Dr. Natarajan to memorialize the terms of his continued employment with us which commenced on July 14, 2022 (the “Effective Date”). The employment agreement has no fixed term and is terminable by either party at any time for any reason.

The employment agreement provides for an annual base salary of $350,000.00 and a one-time sign-on bonus of $200,000.00 payable in two installments, subject to applicable tax withholding. Dr. Natarajan was paid the first installment of his sign-on bonus in the amount of $100,000.00 on August 16, 2022 (the “First Sign-on Bonus”), and he will be paid the second installment in the amount of $100,000.00 on the first regularly scheduled payroll date following July 14, 2023. Dr. Natarajan will not be entitled to the second installment of the sign-on bonus if his employment is terminated prior to the payment of the second installment by the Company for “cause”, or he resigns without “good reason” (as such terms are defined in the employment agreement). Additionally, if the Company terminates his employment for “cause” or he resigns without “good reason”, in each case, at any time during the 12-month period following the applicable payment date of the sign-on bonus installment, Dr. Natarajan will be required to repay a prorated amount of the applicable sign-on bonus installment equal to (i) the amount of the applicable sign-on bonus installment multiplied by (ii) a fraction, the numerator of which is the number of days from the applicable payment date through the date of his termination of employment and the denominator of which is 365, less any applicable payroll deductions and tax withholding paid by him.

Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Dr. Natarajan is also entitled to receive an annual award of restricted share units with a value upon grant of $1,650,000.00 based upon a price of $10.19 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Dr. Natarajan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, the annual restricted share unit awards will be fully vested on the date of grant.

Under the employment agreement, upon termination of Dr. Natarajan’s employment by us without “cause” or Dr. Natarajan’s resignation for “good reason”, and provided he signs and does not revoke our standard release of claims agreement, and complies with all applicable restrictive covenants and contractual obligations contained in the employment agreement, Dr. Natarajan will be eligible to receive:

●	any unpaid portion of the earned sign-on bonus;

●	a lump sum payment equal to six months’ base salary; and

●	health insurance premium reimbursement for six months.

The employment agreement also contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.]

10.D. EXCHANGE CONTROLS

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E. TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Gorilla ordinary shares and Gorilla warrants and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of Gorilla. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of Gorilla ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Gorilla Technology Group Inc. (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3)of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of ordinary shares and warrants. This discussion applies only to ordinary shares and warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Gorilla has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market interested party transactions that require shareholder approval;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding ordinary shares and/or warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares and/or warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of the ordinary shares;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ordinary shares and/or warrants, as the case may be, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or;

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares and/or warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES AND WARRANTS.

U.S. Holders

Distributions on ordinary shares

If Gorilla makes distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of Gorilla’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If Gorilla does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) Gorilla is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Gorilla is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Gorilla’s in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

It is not expected that Gorilla will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. In addition, there also can be no assurance that ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, Gorilla will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares. Subject to certain exceptions, dividends on ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Gorilla with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of ordinary shares and warrants.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received therefore and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefor.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of ordinary shares and warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in Exhibit 2.1 to this Annual Report on Form 20-F. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from Gorilla if, for example, the adjustment increases the holder’s proportionate interest in Gorilla’s assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the holders of such shares as described under “— Distributions on ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from Gorilla equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares could be materially different from that described above, if Gorilla is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Gorilla will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Gorilla owns, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Gorilla and its subsidiaries, there is a risk Gorilla may be treated as a PFIC for the current taxable year. However, there can be no assurances in this regard, nor can there be any assurances that Gorilla will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Gorilla can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Gorilla or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Gorilla or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Gorilla’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of Gorilla’s or any of its subsidiaries’ income or composition of Gorilla’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Gorilla were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, Gorilla would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which Gorilla is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Gorilla subsequently becomes a PFIC.

For each taxable year that Gorilla is treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Gorilla is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Gorilla may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Gorilla does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Gorilla’s subsidiaries.

If Gorilla is a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if Gorilla provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Gorilla will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the ordinary shares in the event Gorilla is treated as a PFIC for any taxable year. There can be no assurance, however, that Gorilla will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event Gorilla is a PFIC, a U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that Gorilla is treated as a PFIC the U.S. Holder’s pro rata share of Gorilla’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of Gorilla for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount.

If Gorilla owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Gorilla’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which Gorilla is a PFIC, then the ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if Gorilla is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that Gorilla is treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Gorilla makes would generally be subject to the rules discussed above under “— Distributions on ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Gorilla.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which Gorilla is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Gorilla is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

This section applies to Non-U.S. Holders of ordinary shares and warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of ordinary shares or warrants that is not a U.S. Holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of ordinary shares or (ii) gain realized upon the sale or other taxable disposition of ordinary shares and/or warrants generally will not be subject to U.S. federal income taxation unless:

●	the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

●	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Holders-Exercise or Lapse of a warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the ordinary shares and warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ordinary shares, and the proceeds received on sale or other taxable disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s ordinary shares or warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares or warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website www.gorilla-technology.com. The information contained on our website is not a part of this Form 20-F.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we furnish or make available to our shareholders certain reports including Annual Reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.

10.I. SUBSIDIARY INFORMATION

Not applicable.

10.J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 42 to our audited consolidated financial statements for the year ended December 31, 2022.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

We may receive up to an aggregate of $114.3 million from the exercise of all of the Gorilla warrants issued and outstanding, assuming the exercise in full of all of the warrants for cash. If the warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. The exercise price of our warrants is $11.50 per share, subject to adjustment. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of April 26, 2023, the closing price of our ordinary shares was $1.76 per share. Holders of the private placement warrants have the option to exercise the private placement warrants on a cashless basis in accordance with the warrant agreement. To the extent that the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

Item 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Previously-Identified Material Weaknesses

In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weaknesses identified arose from: (i) lack of sufficient number of professionals with an appropriate level of accounting and regulatory knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately with respect to Gorilla’s financial reporting and internal control over financial reporting framework; and (ii) lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts.

Remediation Actions and Plans

Following the identification of the material weaknesses, we have taken and plan to continue to take remedial measures to remedy the weakness. The remediation efforts we have taken and plan to continue to take include hiring competent inhouse professionals, engaging external advisors to assist us evaluating internal control processes, and establishing relevant policies and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16: [RESERVED]

Item 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that Gregg Walker qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the Nasdaq rules. In addition, Mr. Walker is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market. See Item 6. “Directors, Senior Management and Employees” – 6.C. “Board Practices” of this Annual Report.

Item 16B. CODE OF ETHICS

We have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive, principal financial and principal accounting officers. Our Code of Ethics for Senior Financial Officers addresses, among other things, financial matters and external reporting, company funds and assets, and corporate opportunity requirements and the process for reporting violations of the Code of Ethics for Senior Financial Officers. A copy of the Code of Ethics for Senior Financial Officers is attached as Exhibit 11.1 to this Annual Report. Our Code of Ethics for Senior Financial Officers is intended to meet the definition of “code of ethics” under Item 16.B. of Form 20-F.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal years ended December 31, 2021 and 2022. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	Year Ended
	December 31
Items	2022	2021
	(dollars in thousands)
Audit Fees (1)	$653	$819
Audit Related Fees	-	-
Tax Fees (2)	19	19
All Other Fees	-	-
Total	$672	$838

(1): “Audit Fee” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal external accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2): “Tax Fees” represents the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external accountants for tax compliance and transfer pricing services.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our principal external accountants, including audit services, audit-related services, tax services and other services as described above.

Pre-Approval Policies and Procedures

The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On December 5, 2022, we entered into an Exchange Agreement with Dr. Sih-Ping Koh, our former CEO, pursuant to which he agreed to exchange 2,814,895 shares and forfeit 1,566,788 Earnout Shares (which were subject to certain vesting conditions) in exchange for certain accounts receivable and assets of the Company which at the time had a book value of approximately $30.8 million. On the date of this agreement, the closing price for the Company’s ordinary shares on the Nasdaq Stock Market LLC was $10.23 per ordinary share. The Company is holding the 2,814,895 shares as treasury shares, while some of the 1,566,788 Earnout Shares remain subject to certain vesting conditions.

Period	Total Number of Ordinary Shares Purchased (1)		Average Price Paid per Ordinary Share		Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet be Purchased under the Plans or Programs
January 1 – January 31	—		—		—	—
February 1 – February 28	—		—		—	—
March 1 – March 31	—		—		—	—
April 1 – April 30	—		—		—	—
May 1 – May 31	—		—		—	—
June 1 – June 30	—		—		—	—
July 1 – July 31	—		—		—	—
August 1 – August 31	—		—		—	—
September 1 – September 30	—		—		—	—
October 1 – October 31	—		—		—	—
November 1 – November 30	—		—		—	—
December 1 – December 31	2,814,895	(2)	$10.94	(3)	—	—
Total	2,814,895		$10.94		—	—

(1)	No shares purchased were purchased as part of a publicly announced repurchase program.

(2)	Does not include 1,566,788 Earnout Shares forfeited by Dr. Koh, which at the time were and to a certain extent still remain subject to vesting conditions which may cause these shares to be delivered to Gorilla. For illustrative purposes, if all 1,566,788 Earnout Shares vested in accordance with the terms of the Business Combination Agreement, the execution of the Exchange Agreement would have effectively caused Dr. Koh to deliver 4,381,683 ordinary shares for assets with a book value of $30.8 million, at a price of $7.03 per ordinary share.

(3)	Assumes that the value of the assets and accounts receivable delivered to Dr. Koh were equal to their book value.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Cayman Islands corporate governance practices instead of the Nasdaq Stock Market requirements, provided that we disclose those Nasdaq Stock Market requirements with which we do not comply and the equivalent Cayman Islands requirement that we follow instead (if applicable).

Gorilla intends to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We are not required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring Gorilla’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. Gorilla will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Proxy Statements. We are not required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Gorilla will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. Gorilla is not required to and, in reliance on home country practice, it does not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of Gorilla’s Amended and Restated Memorandum and Articles of Association, Gorilla’s board of directors is authorized to issue securities, including ordinary shares, preference shares, warrants and convertible notes.

See Item 6.C. “Board Practices – Corporate Governance Requirements.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17: FINANCIAL STATEMENTS

We have provided the financial statement information required by this Item 17 in, and pursuant to Item 18, such disclosure which is incorporated by reference herein.

Item 18: FINANCIAL STATEMENTS

Please refer to the financial statements filed as part of this Annual Report beginning on page F-1.

Item 19: EXHIBITS

See exhibit index incorporated herein by reference.

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Gorilla (incorporated by reference to Exhibit 3.1 of Gorilla’s Form F-1 (File No. 333-267838) filed with the SEC on March 28, 2023).

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.2	Warrant Agreement, dated as of April 8, 2021, between Continental Stock Transfer & Trust Company and Global (incorporated by reference to Exhibit 4.1 of Global’s Form 8-K filed with the SEC on April 14, 2021).

2.3	Specimen Ordinary Share Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.6 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.4	Specimen Warrant Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.7 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.5	Registration Rights Agreement, dated as of April 8, 2021, by and among Global, the Sponsor and I-Bankers (incorporated by reference to Exhibit 10.3 of Global’s Form 8-K filed with the SEC on April 14, 2021).

2.6	Form of Contingent Value Rights Agreement, by and among Gorilla, Global, Global SPAC Sponsors LLC, in the capacity as Gorilla Representative, Tomoyuki Nii in the capacity as Gorilla Representative, and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.7	Form of First Amendment to Registration Rights Agreement, by and among Gorilla, Global and the Sponsor (incorporated by reference to Exhibit 10.4 of Global’s Form 8-K filed with the SEC on December 28, 2021).

2.8	Form of Registration Rights Agreement, by and between Gorilla and the shareholders of Gorilla party thereto (incorporated by reference to Exhibit 10.2 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022)).

2.9	Form of Assignment, Assumption and Amendment to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, Gorilla and Global (incorporated by reference to Exhibit 10.3 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022)).

2.10	Form of Amended and Restated Subscription Agreement, dated as of May 18, 2022, by and among Global, Gorilla and the investors named therein (incorporated by reference to Exhibit 10.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

4.1*	Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global, Gorilla, Global SPAC Sponsors LLC, as SPAC Representative, Tomoyuki Nii as Company Representative and Merger Sub (incorporated by reference to Exhibit 2.1 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.2	Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan.

4.3	Form of Lock-Up Agreement, dated as of December 21, 2021, by and between Gorilla and the shareholder of Gorilla party thereto (incorporated by reference to Exhibit 10.2 of Global’s Form 8-K filed with the SEC on December 28, 2021).

4.4	Non-Employee Director Compensation Policy.

4.5	Form of First Amendment to Lock-Up Agreement, by and between Gorilla and the shareholder of Gorilla party thereto (incorporated by reference to Exhibit 10.1 of Global’s Form 8-K filed with the SEC on February 11, 2022).

4.6	Offer of Employment Agreement, effective as of March 11, 2022, by and between Gorilla Technology Group Inc. and Rajesh Natarajan (incorporated by reference to Exhibit 10.14 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.7	Employment Agreement, effective as of April 22, 2023, by and between the Registrant and Jayesh Chandan.

4.8	Employment Agreement, effective as of April 20, 2023, by and between the Registrant and Rajesh Natarajan.

4.9	Employment Agreement, effective as of April 20, 2023, by and between the Registrant and Daphne Huang.

4.10	Form of Indemnification Agreement.

4.11	Exchange Agreement, by and between the Registrant, Dr. Sih-Ping Koh and Origin Rise Limited, effective as of December 5, 2022.

8.1	List of subsidiaries of Gorilla.

11.1	Code of Ethics.

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	The schedules and exhibits to this agreement have been omitted pursuant to Instructions as to Exhibits to Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GORILLA TECHNOLOGY GROUP INC.

By:	/s/ Jayesh Chandan
Jayesh Chandan
Chief Executive Officer

By:	/s/ Daphne Huang
Daphne Huang
Chief Financial Officer

Date: April 28, 2023

GORILLA TECHNOLOGY GROUP INC.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

F-1

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gorilla Technology Group Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 28, 2023

We have served as the Company’s auditor since 2007.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

(Expressed in United States dollars)

Items	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	5	$22,996,377	$9,944,748
Financial assets at fair value through profit or loss - current	6	1,073,229	-
Financial assets at amortized cost - current	7 and 38	6,871,187	9,008,499
Contract assets	25	725,441	1,639,893
Accounts receivable	8 and 37	14,041,611	34,821,818
Inventories	9	68,629	152,227
Prepayments - current	10	1,266,442	231,531
Other receivables	11 and 37	648,617	19,930
Other current assets		61,803	5,971
Total current assets		47,753,336	55,824,617
Non-current assets
Financial assets at amortized cost - non-current	7 and 38	-	50,578
Property, plant and equipment	12, 37 and 38	16,132,567	34,395,070
Right-of-use assets	13	16,675	123,375
Intangible assets	14 and 37	56,342	3,419,469
Deferred income tax assets	33	29,905	410,203
Prepayments - non-current	10	612,982	-
Other non-current assets	15 and 19	659,071	707,391
Total non-current assets		17,507,542	39,106,086
Total assets		$65,260,878	$94,930,703

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

(Expressed in United States dollars)

Items	Notes	December 31, 2022	December 31, 2021
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	16, 37 and 38	$13,492,935	$22,968,092
Contract liabilities	25	58,475	20,194
Notes payable		602	668
Accounts payable		6,674,528	8,060,501
Other payables	17	3,620,998	4,532,628
Provisions - current	21	88,469	152,778
Lease liabilities - current		16,981	54,588
Warrant liabilities	22	2,042,410	-
Long-term borrowings, current portion	18, 37 and 38	2,108,896	2,077,634
Other current liabilities, others		152,373	129,356
Total current liabilities		28,256,667	37,996,439
Non-current liabilities
Long-term borrowings	18, 37 and 38	8,251,788	10,751,630
Provisions - non-current	21	61,057	105,542
Deferred income tax liabilities	33	148,183	78,402
Lease liabilities - non-current		-	69,587
Total non-current liabilities		8,461,028	11,005,161
Total liabilities		36,717,695	49,001,600
Equity
Equity attributable to owners of parent
Share capital	23
Ordinary share		7,136	6,191,100
Preference share		-	5,844,892
Advance receipts for share capital		-	33,720
Capital surplus
Capital surplus		154,730,389	41,301,738
Retained earnings	24
Accumulated deficit		(96,984,380)	(9,454,565)
Other equity interest
Financial statements translation differences of foreign operations		370,178	2,042,218
Treasury shares	23 and 37	(29,580,140)	(30,000)
Equity attributable to owners of the parent		28,543,183	45,929,103
Total equity		28,543,183	45,929,103
Significant contingent liabilities and unrecognized contract commitments	39
Total liabilities and equity		$65,260,878	$94,930,703

The accompanying notes are an integral part of these financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in United States dollars)

		Year ended December 31
Items	Notes	2022	2021	2020
Revenue	25	$22,408,808	$42,242,863	$45,412,589
Cost of revenue	9, 30 and 31	(14,071,902)	(26,468,662)	(26,857,201)
Gross profit		8,336,906	15,774,201	18,555,388
Operating expenses	30, 31 and 37
Selling and marketing expenses		(3,644,316)	(4,961,639)	(5,331,150)
General and administrative expenses		(9,191,505)	(3,430,230)	(2,932,144)
Share listing expenses		(70,104,989)	-	-
Research and development expenses		(14,110,408)	(15,053,175)	(14,342,826)
Expected credit losses		-	(404,210)	-
Other income	26	983,932	43,819	59,198
Other gains (losses) – net	27	1,222,885	(127,025)	(1,702,379)
Total operating expenses		(94,844,401)	(23,932,460)	(24,249,301)
Operating loss		(86,507,495)	(8,158,259)	(5,693,913)
Non-operating income and expenses
Interest income	28	235,912	37,869	159,275
Finance costs	29 and 37	(835,273)	(666,349)	(461,118)
Total non-operating income and expenses		(599,361)	(628,480)	(301,843)
Loss before income tax		(87,106,856)	(8,786,739)	(5,995,756)
Income tax (expense) benefit	33	(430,368)	238,445	74,903
Loss for the year		$(87,537,224)	$(8,548,294)	$(5,920,853)
Other comprehensive (loss) income
Components of other comprehensive income that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	19	$7,409	$13,087	$(7,589)
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,672,040)	453,007	778,758
Other comprehensive (loss) income for the year, net of tax		$(1,664,631)	$466,094	$771,169
Total comprehensive loss for the year		$(89,201,855)	$(8,082,200)	$(5,149,684)

Loss per share
Basic loss per share	34	$(1.78)	$(0.29)	$(0.20)

Diluted loss per share	34	$(1.78)	$(0.29)	$(0.20)

The accompanying notes are an integral part of these financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in United States dollars)

		Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total
Year 2020
Balance at January 1, 2020		$6,099,525	$5,844,892	$-	$142,966	$935,731	$978,828	$38,603,627	$5,009,084	$810,453	$(30,000)	$58,395,106
Loss for the year		-	-	-	-	-	-	-	(5,920,853)	-	-	(5,920,853)
Other comprehensive income		-	-	-	-	-	-	-	(7,589)	778,758	-	771,169
Total comprehensive loss for the year		-	-	-	-	-	-	-	(5,928,442)	778,758	-	(5,149,684)
Exercise of share options		53,775	-	-	79,678	-	(21,449)	-	-	-	-	112,004
Employee share option plans	20	-	-	-	-	-	142,416	-	-	-	-	142,416
Balance at December 31, 2020		$6,153,300	$5,844,892	$-	$222,644	$935,731	$1,099,795	$38,603,627	$(919,358)	$1,589,211	$(30,000)	$53,499,842

Year 2021
Balance at January 1, 2021		$6,153,300	$5,844,892	$-	$222,644	$935,731	$1,099,795	$38,603,627	$(919,358)	$1,589,211	$(30,000)	$53,499,842
Loss for the year		-	-	-	-	-	-	-	(8,548,294)	-	-	(8,548,294)
Other comprehensive income		-	-	-	-	-	-	-	13,087	453,007	-	466,094
Total comprehensive loss for the year		-	-	-	-	-	-	-	(8,535,207)	453,007	-	(8,082,200)
Exercise of share options	20	37,800	-	33,720	138,590	-	(74,590)	-	-	-	-	135,520
Expiration of share options		-	-	-	125,530	-	(125,530)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	375,941	-	-	-	-	375,941
Balance at December 31, 2021		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in United States dollars)

		Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total
Year 2022
Balance at January 1, 2022		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103
Loss for the year		-	-	-	-	-	-	-	(87,537,224)	-	-	(87,537,224)
Other comprehensive loss		-	-	-	-	-	-	-	7,409	(1,672,040)	-	(1,664,631)
Total comprehensive loss for the year		-	-	-	-	-	-	-	(87,529,815)	(1,672,040)	-	(89,201,855)
Issuance of ordinary shares	23	6,000	-	(33,720)	26,470	-	-	-	-	-	-	(1,250)
Expiration of share options		-	-	-	179,392	-	(179,392)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	346,122	-	-	-	-	346,122
Conversion of preference shares to ordinary shares	23	6,627,412	(5,813,247)	-	37,789,462	-	-	(38,603,627)	-	-	-	-
Capital recapitalization	23	(12,812,331)	-	-	12,812,331	-	-	-	-	-	-	-
Capital reorganization	23	949	-	-	101,268,486	(937,376)	-	-	-	-	-	100,332,059
Cancellation of ordinary shares	23	(6,000)	-	-	(4,600)	-	-	-	-	-	-	(10,600)
Cancellation of treasury shares		-	(31,645)	-	-	1,645	-	-	-	-	30,000	-
Exercise of warrants	23	6	-	-	729,738	-	-	-	-	-	-	729,744
Purchase of treasury shares	37	-	-	-	-	-	-	-	-	-	(29,580,140)	(29,580,140)
Balance at December 31, 2022		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183

The accompanying notes are an integral part of these financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in United States dollars)

		Year ended December 31
	Notes	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(87,106,856)	$(8,786,739)	$(5,995,756)
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	42	-	404,210	-
Depreciation expenses	12, 13 and 30	5,938,167	6,385,999	5,307,581
Amortization expenses	14 and 30	1,687,618	2,361,009	2,897,975
Loss (gain) on disposal of property, plant and equipment	27	70,698	(459)	856
Impairment loss	27	-	-	1,238,548
Loss on lease modification	27	48,488	-	-
Share listing expenses	30	70,104,989	-	-
Share option expenses	20	346,122	375,941	142,416
Interest expense	29	835,273	666,349	461,118
Interest income	28	(235,912)	(37,869)	(159,275)
Gains on reversal of accounts and other payables	26	(960,564)	-	(25,523)
Loss on disposal of subsidiaries	27	69,335	-	124,441
Gains on financial assets and liabilities at fair value through profit or loss	27	(405,008)	-	-
Changes in operating assets and liabilities
Changes in operating assets
Contract assets		914,452	(158,970)	(972,189)
Notes receivable		-	-	3,074,266
Accounts receivable		3,580,932	(1,579,304)	(5,060,026)
Inventories		83,598	(62,449)	68,568
Prepayments		(1,245,559)	344,354	(108,164)
Other receivables		(628,687)	(187,708)	79,218
Other current assets		(55,832)	-	(21,840)
Other non-current assets		55,361	(30,235)	(18,657)
Changes in operating liabilities
Contract liabilities		38,281	20,194	-
Notes payable		(66)	(35,835)	(5,850,712)
Accounts payable		(1,378,916)	1,371,017	3,102,523
Other payables		9,129	1,163,036	31,344
Provisions		(108,794)	837	103,850
Other current liabilities		23,017	28,566	(64,222)
Cash (outflow) inflow generated from operations		(8,320,734)	2,241,944	(1,643,660)
Interest received		235,912	37,869	159,275
Interest paid		(686,841)	(655,673)	(461,118)
Tax paid		(2,174)	(1,167)	-
Net cash flows (used in) from operating activities		(8,773,837)	1,622,973	(1,945,503)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	43	(1,105,540)	-	-
Acquisition of property, plant and equipment	35	(2,935,249)	(7,496,271)	(4,121,887)
Proceeds from disposal of property, plant and equipment		-	459	6,180
Acquisition of intangible assets	35	(73,093)	(899,005)	(1,404,192)
Disposal in financial assets at amortized cost		2,187,890	135,937	26,483
Investment in financial assets at amortized cost		-	(1,579,329)	(2,245,333)
Decrease (increase) in guarantee deposits		368	(72,142)	5,087
Net cash flows used in investing activities		(1,925,624)	(9,910,351)	(7,733,662)

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in United States dollars)

		Year ended December 31
	Notes	2022	2021	2020

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	16, 36 and 37	12,492,935	5,000,000	3,508,961
Repayments of short-term borrowings	36	(20,089,523)	(327,098)	-
Proceeds from long-term borrowings	36	3,447,526	6,146,341	1,184,469
Repayments of long-term borrowings	36	(4,899,022)	(4,933,134)	(900,682)
Principal repayment of lease liabilities	36	(90,549)	(33,864)	(29,716)
Exercise of share options		-	135,520	112,004
Payment of transaction cost		(292,416)	-	-
Proceeds from capital reorganization	30	32,324,004	-	-
Exercise of warrants		714,230	-	-
Net cash flows from financing activities		23,607,185	5,987,765	3,875,036
Effect of foreign exchange rate changes		143,905	91,105	324,900
Net increase (decrease) in cash and cash equivalents		13,051,629	(2,208,508)	(5,479,229)
Cash and cash equivalents at beginning of year	5	9,944,748	12,153,256	17,632,485
Cash and cash equivalents at end of year	5	$22,996,377	$9,944,748	$12,153,256

The accompanying notes are an integral part of these financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022, 2021 AND 2022

Expressed in US dollars, except as otherwise indicated

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in providing information, software and data processing services.

On July 14, 2022, with consummation of capital recapitalization as provided in Note 23, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on April 28, 2023.

3.	Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 3, ‘Reference to the conceptual framework’	January 1, 2022
Amendments to IAS 16, ‘Property, plant and equipment: proceeds before intended use’	January 1, 2022
Amendments to IAS 37, ‘Onerous contracts – cost of fulfilling a contract’	January 1, 2022
Annual improvements to IFRS Standards 2018 – 2020	January 1, 2022

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, ‘Disclosure of accounting policies’	January 1, 2023
Amendments to IAS 8, ‘Definition of accounting estimates’	January 1, 2023
Amendments to IAS 12, ‘Deferred tax related to assets and liabilities arising from a single transaction’	January 1, 2023
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendment to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 – comparative information’	January 1, 2023
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or noncurrent’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IFRS 10 and IAS 28, ’Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB

Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

4.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRSs that came into effective as issued by the IASB.

b)	The capital reorganization

With consummation of the business combination with Global SPAC Partners Co. (“Global”) on July 13, 2022 (the “Closing Date”) as provided in Note 23, this transaction is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share listing expense”) and further details of share listing expense is provided in Note 30.

c)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at fair value through profit or loss.

(b)	The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 dd).

(c)	Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

d)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

(b)	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of Investor	Name of Subsidiary	Main Business Activities	December 31, 2022	December 31, 2021	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information, software and data processing services	100%	100%
The Company	Gorilla Intelligence Technology Co. Ltd. (Gorilla Shanghai)	Information, software and data processing services	N/A	100%	Note 3
The Company	ISSCore Technology, Inc.	Information, software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information, software and data processing services	100%	100%
The Company	Gorilla Merger Sub, Inc.	Investment holdings	N/A	100%	Note 1
The Company	Global SPAC Partners Co. (Global)	Dormant corporation	100%	0%	Note 1
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information, software and data processing services	100%	0%	Note 2
Gorilla BVI	Gorilla Technology Inc. (Gorilla Taiwan)	Information, software and data processing services	100%	100%
Telmedia	NSGUARD Technology Inc.	Information, software and data processing services	100%	100%
Telmedia	Gorilla Technology Japan Inc.	Iinformation, software and data processing services	100%	100%

Note1:	Gorilla Merger Sub, Inc. was established in December 2021 for a designated purpose as an acquirer to complete the de-SPAC merger deal with Global. On the Closing Date, as contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of the Company. Information relating to business combination is provided in Note 23.

Note 2:	Gorilla UK was established in August 2022.

Note 3:	Gorilla Shanghai was dissolved in November 2022.

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

e)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

(a)	Foreign currency transactions and balances

i)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ii)	Monetary assets and liabilities denominated in foreign currencies at the period end are retranslated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

iii)	Non-monetary assets and liabilities denominated in foreign currencies that are not measures at fair value are translated using the historical exchange rates at the dates of the initial transactions. All foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘other gains (losses) – net’.

(b)	Translation of foreign operations

i)	The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

●	Income and expenses for each statement of comprehensive loss are translated at average exchange rates of that period; and

●	All resulting exchange differences are recognized in other comprehensive income.

ii)	When the foreign operation partially disposed of or sold is a subsidiary, cumulative exchange differences that were recorded in other comprehensive income are proportionately transferred to the non-controlling interest in this foreign operation. In addition, even when the Group retains partial interest in the former foreign subsidiary after losing control of the former foreign subsidiary, such transactions should be accounted for as disposal of all interest in the foreign operation.

f)	Classification of current and non-current items

(a)	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within twelve months from the balance sheet date; and

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i)	Liabilities that are expected to be paid off within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be paid off within twelve months from the balance sheet date; and
iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

g)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

h)	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

i)	Financial assets at amortized cost

(a)	The Group classifies its financial assets as at amortized cost only if both of the following criteria are met:

i)	the asset is held within a business model whose objective is to collect the contractual cash flows, and

ii)	the contractual terms give rise to cash flows that are solely payments of principal and interest.

(b)	On a regular way purchase or sale basis, financial assets at amortized cost are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.

(d)	The Group’s time deposit which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

j)	Accounts receivable

(a)	Accounts receivable represent the Group’s contractual right to receive consideration in exchange for transferred goods or rendered services.

(b)	Non-interest bearing short-term accounts receivable are measured at the original invoice amount as the effect of discounting is immaterial.

k)	Impairment of financial assets

For debt instruments measured at financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses (ECLs) if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime ECLs.

l)	Derecognition of financial assets

(a)	The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(b)	The Group derecognizes a financial asset when the contractual rights to receive cash flows of the financial asset have been transferred and the Group has transferred substantially all risks and rewards of ownership of the financial asset.
F-16

m)	Operating leases (lessor)

Lease income from an operating lease (net of any incentives given to the lessee) is recognized in profit or loss on a straight-line basis over the lease term.

n)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The item by item approach is used in applying the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

o)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost.

(b)	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)	Land is not depreciated. Property, plant and equipment apply cost model and are depreciated using the straight-line method over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings and structures	50 years
Transportation equipment	5 years
Office equipment	3~5 years
Leasehold equipment	3~5 years
Other equipment (Note)	5 years

Note: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

p)	Leasing arrangements (lessee)－right-of-use assets/ lease liabilities

(a)	Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b)	Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate. Lease payments are comprised of fixed payments, less any lease incentives receivable.

The Group subsequently measures lease liabilities at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

(c)	At the commencement date, the right-of-use asset is stated at cost comprising the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(d)	For lease modifications that decrease the scope of the lease, the lessee shall decrease the carrying amount of the right-of-use asset and remeasure the lease liability to reflect the partial or full termination of the lease, and recognize the difference in profit or loss.

q)	Intangible assets

Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

r)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (‘DCF’) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized. There was no impairment of non-financial assets for the years ended December 31, 2022 and 2021.

s)	Loans

Loans comprise long-term and short-term bank borrowings and other short-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

t)	Notes and accounts payable

(a)	Accounts payable are liabilities for purchases of goods or services and notes payable are those resulting from operating and non-operating activities.

(b)	Non-interest bearing short-term notes and accounts payable are measured at the original invoice amount as the effect of discounting is immaterial.

u)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability specified in the contract is discharged, cancelled or expired.

v)	Provisions

Assurance-type warranties are recognized when the Group has a present legal obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Warranties are measured at the present value of the expenditures expected to be required to settle the obligation on the balance sheet date.

w)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are recognized when the employee has rendered the service and are measured at undiscounted amount of benefits expected to be paid in exchange for that service.

(b)	Pensions

i)	Defined contribution plans

Under defined contribution plans, contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

ii)	Defined benefit plans

●	Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with the currency and term of the employment benefit obligations.

●	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

(c)	Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

x)	Employee share-based payment

Under the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

Having recognized the goods or services received and a corresponding increase in equity, the Company shall make no subsequent adjustment to total equity after vesting date. However, this requirement does not preclude the Company from recognizing a transfer within equity.

y)	Income tax

(a)	The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss.

(b)	The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

(c)	Deferred tax is recognized, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets and liabilities are measured based on the tax rates and laws that are expected to apply when the assets and liabilities will be realized or settled.

(d)	Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

(e)	Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

(f)	When the Company has a history of recent losses, the Company recognizes a deferred tax asset arising from unused tax losses only to the extent that the Company has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the Company.

z)	Share capital

(a)	Ordinary shares are classified as equity. The classification of preference shares is determined according to the special rights attached to preference shares based on the substance of the contract and the definition of financial liabilities and equity instruments. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

(b)	Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

aa)	Revenue recognition

The Group generates revenue from offering hardware and software products as well as professional services to its customers. Sales of hardware consists of single performance obligation. Sales of software consists of both single or multiple performance obligations and transaction price of which is allocated to each performance obligation on a relative stand-alone selling price basis. Major types of sales of services offered are system integration service and maintenance service. The Group only offers one contract when a customer purchases more than one offering at or near the same time. Such contract including more than one offering is only made in relation to system integration service. For system integration service, services promised in the contract are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation. For maintenance service project, the inputs of labor hours and resources are expended evenly throughout the performance period. Therefore, the Group recognizes revenue on a straight-line basis.

(a)	Sales of goods-hardware

i)	The Group’s sales of goods-hardware are primarily selling of externally purchased server, solid state drive, hard drives, and computer peripheral to the customer. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied.

ii)	Revenue is recognized based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date.

iii)	A receivable is recognized when the goods are delivered as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

(b)	Sales of goods-software

i)	The Group develops and sells video intelligence and security convergence products. Sales are from sell of software products such as system software, database and platform by providing a right of use to customers which can be accounted for as a single or multiple performance obligations, depending on whether or not the customer can benefit from the good on its own and the Group’s promise to transfer the goods to the customer is separately identifiable from other promises in the contract. The Group only offers one offering in sales of software contract and it may offer several software products within the same contract and each software product is distinct and independent from one another. Under such circumstance, a contract contains multiple performance obligations and revenue is recognized upon fulfilment of each performance obligation.

ii)	The only post-sale obligation to customers is in respect of warranties that provide assurance that products will operate in accordance with agreed-upon specifications and function as intended. These warranty provisions are only invoked when a customer makes requests relating to flawed, malfunctional or defective products. Since customers do not have the option to purchase the warranty separately and the warranty does not offer any technical support or the right to receive unspecified updates, upgrades or enhancements, the warranty is not considered a separate performance obligation pursuant to IFRS 15. B28 through B33 and, accordingly, is accounted for as a liability in accordance with IAS 37.

iii)	Transaction prices are determined at contract inception based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date. The Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The Group sells each of its software products separately so that the relative stand-alone selling price can be determined accordingly. Revenue is recognized as the control of each performance obligations is transferred at a point in time, being when the software installed to the customer. The customer can direct the use of, and obtain substantially all of the remaining benefits from, the software at the point in time at which the software is installed, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

iv)	A receivable is recognized when the goods are delivered as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

(c)	Sales of services

i)	The Group provides information, software and data processing services. Main types of services offered are system integration service contract and maintenance service contract. System integration service includes information and communication systems, installation of software and hardware equipment as well as implementation and integration of various systems whereas maintenance service is to provide maintenance work for equipment at the performance location during the contractual period. The consideration promised in the most of service contracts with customer of the Group are generally at fixed amount, and the amounts of variable consideration in certain service contracts which also include fixed amount of consideration are insignificant.

ii)	For system integration service projects, the arrangements typically include sales of hardware, software, and services within the same contract. However, since the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract. Therefore, all of the arrangements in the contract are deemed a single performance obligation and allocation of transaction price is not required. Revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered.

iii)	For maintenance service project, the Group regularly assigns employees to perform inspection and maintenance work at each performing location and the inputs of labor hours and resources are expended evenly throughout the performance period. The Group recognizes revenue on a straight-line basis.

iv)	The customer pays at the time specified in the payment schedule. If the services rendered exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

v)	Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

(d)	Sales arrangement with system integrators

i)	The Group has relied, in part, on a variety of partnerships with system integrators (“partners”) to allow the Group to provide data services as part of services provided by the partners, and they integrate the Group’s products and services with theirs’ and sell directly to their customers in their region of operation.

ii)	In such arrangement, the Group enters into sales agreement with the partners directly and is only responsible for delivering goods and services to the partners. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with the partners in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

(e)	Sales arrangement with sales representatives, resellers and distributors

i)	In geographic regions where the Group does not have an operating subsidiary, the Group provides its products and services solutions through a suite of non-exclusive agreements that appoint sales representatives, resellers and distributors to engage with end customers. Revenue recognition for each type of these arrangements is as follows:

ii)	Sales representatives are granted rights to use the Group’s products and services to market, promote and solicit orders of products on a non-transferable, non-sub-licensable and limited basis in designated regions. Sales representatives earn sales commission and contracts are not automatically renewed. In such arrangement, the Group enters into sales agreements with the customers directly. Goods and services are provided directly by the Group to the customers in accordance with the executed contracts. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with customers in accordance with the Group’s revenue recognition policy as stated in the preceding paragraphs.

iii)	Resellers purchase the Group’s products and services for resale to end customers and provide maintenance services in their areas of operation. They are permitted to use the Group’s software for demonstration, training, and maintenance services. The contracts are automatically renewed unless prior notice is otherwise provided. In such arrangement, the Group enters into sales agreements with resellers directly and is only responsible for delivering its goods and services to resellers. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with resellers in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

iv)	Distributors purchase the Group’s products at a discount and are permitted to market, distribute, sell, bundle, promote and advertise the products directly to end customers in their region of operation. The contracts are automatically renewed unless prior notice otherwise is provided. In such arrangement, the Group enters into sales agreements with distributors directly and is only responsible for delivering its goods and services to distributors. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with distributors in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

bb)	Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The Company’s CODM reviews financial information provided based on product lines and presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company currently has determined that it operates in three operating segments and has three reportable segments which are Video IoT, Security Convergence and other segment.

cc)	Warrant liabilities

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expired.

dd)	Critical accounting judgments, estimates and key sources of assumption uncertainty

The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(a)	Critical judgements in applying the Group’s accounting policies

None.

(b)	Critical accounting estimates and assumptions

Revenue recognition-sales of system integration services

The Group recognizes revenue from providing system integration services based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered.

Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, labor productivity and cost estimates. Any significant variances in estimations of the total costs will impact the measurement of progress which drives the revenue recognition of contract works in an accounting period. Management continuously monitors factors that may affect the quality of its estimates and conducts periodic review of the relevance of factors by reviewing the actual amounts incurred and comparing with previous estimated amounts in order to mitigate the exposure to significant variances. For each of the three years in the period ended December 31, 2022, the Group recognized service revenue of $12,285,804, $15,910,023 and $20,477,655, respectively.

5.	Cash and cash equivalents

	December 31, 2022	December 31, 2021
Cash on hand and petty cash	$7,957	$9,549
Checking accounts	130,362	18,244
Demand deposits	22,858,058	6,416,955
Time deposits	6,871,187	12,559,077
	29,867,564	19,003,825
Transferred to financial assets at amortized cost	(6,871,187)	(9,059,077)
	$22,996,377	$9,944,748

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	As of December 31, 2022 and December 31, 2021, range of interest rate of time deposits was 0.22%~3.80% and 0.18%~1.75%, respectively. Some of time deposits provided as guarantees and with maturity over three months were reclassified as “financial assets at amortized cost” based on its nature. Details of the Group’s time deposits transferred to investments in debt instruments without active market are provided in Note 7.

c)	Details of time deposits pledged to others as collaterals are provided in Note 38.

6.	Financial assets at fair value through profit or loss

December 31, 2022
Current items:
Financial assets mandatorily measured at fair value through profit or loss
Investment in a rent-a-captive company	$1,073,229

During the year ended December 31, 2022, the Group entered into a protected cell rent-a-captive arrangement with an insurance company and made investment of $1,105,540 in a rent-a-captive company, which was established by the insurance company, and the Group recognized losses on financial assets at fair value through profit or loss amounting to $32,311. In a rent-a-captive structure, an insurance company establishes a rent-a-captive company and provides services related to insurance to the Group. The Group participates in the captive insurance agreement by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group only as approved by Board of Directors of the insurance company.

7.	Financial assets at amortized cost

Items	December 31, 2022	December 31, 2021
Current items:
Time deposits	$6,871,187	$9,008,499

Non-current items:
Time deposits	$-	$50,578

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Interest income	$31,604	$12,810	$20,603

b)	As of December 31, 2022 and 2021, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $6,871,187 and $9,059,077, respectively.

c)	As of December 31, 2022 and 2021, the interest rate of time deposits was 0.22%~3.80% and 0.18%~1.75%, respectively.

d)	Information relating to financial assets at amortized cost that were pledged to others as collaterals is provided in Note 38.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

8.	Accounts receivable

	December 31, 2022	December 31, 2021
Accounts receivable	$15,523,390	$36,308,109
Less: Allowance for uncollectable accounts	(1,481,779)	(1,486,291)
	$14,041,611	$34,821,818

a)	The aging analysis of accounts receivable is as follows:

	December 31, 2022	December 31, 2021
Not past due	$11,022,374	$29,794,677
Up to 180 days	4,091,598	5,049,007
181 to 365 days	409,418	167,750
Over 366 days	-	1,296,675
	$15,523,390	$36,308,109

The above aging analysis was based on days overdue.

b)	As of December 31, 2022 and December 31, 2021, accounts receivable were all from contracts with customers. As of January 1, 2021, the balance of receivables from contracts with customers amounting to $35,469,123.

c)	As of December 31, 2022 and 2021, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $14,041,611 and $34,821,818, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 42.

e)	Information relating to purchase of treasury shares by transferring accounts receivable, as part of considerations, with Koh Sih-Ping, the former Director and Chief Executive Officer (“CEO”) of the Company, is provides in Note 37.

9.	Inventories

	December 31, 2022
		Allowance for
	Cost	valuation loss	Book value
Finished goods	$68,629	$-	$68,629

	December 31, 2021
		Allowance for
	Cost	valuation loss	Book value
Finished goods	$152,227	$-	$152,227

The cost of inventories and services recognized as expense for the year:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cost of goods sold	$7,266,283	$16,790,457	$14,977,217
Cost of services	6,805,619	9,678,205	11,879,984
	$14,071,902	$26,468,662	$26,857,201

10.	Prepayments

Items	December 31, 2022	December 31, 2021
Current items:
Prepayment for insurance expenses	$1,034,217	$-
Prepayment for professional services expenses	227,000	-
Prepayments for transaction costs	-	194,272
Others	5,225	37,259
	$1,266,442	$231,531

Non-current items:
Prepayment for insurance expenses	$537,684	$-
Others	75,298	-
	$612,982	$-

11.	Other receivables

	December 31, 2022	December 31, 2021
Other receivables from a related party (Note)	$521,852	$-
Others	126,765	19,930
	$648,617	$19,930

Note:	Information relating to this transaction is provided in Note 37 (d).

(Blank)

12.	Property, plant and equipment

		Buildings and			Other
	Land (Note 1)	structures (Note 1)	Transportation equipment	Office equipment	equipment (Note 2)	Total
At January 1, 2022
Cost	$14,110,197	$3,575,363	$34,953	$7,238,662	$33,427,990	$58,387,165
Accumulated depreciation	-	(853,996)	(22,879)	(3,065,014)	(20,050,206)	(23,992,095)
	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070
2022
January 1	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070
Additions	-	24,368	-	653,628	2,208,757	2,886,753
Disposals (Note 3)	-	-	-	(2,590,890)	(9,977,212)	(12,568,102)
Depreciation expenses	-	(78,172)	(5,343)	(1,329,350)	(4,484,888)	(5,897,753)
Net exchange differences	(1,392,182)	(266,917)	(1,034)	(64,686)	(958,582)	(2,683,401)
December 31	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567

At December 31, 2022
Cost	$12,718,015	$3,246,249	$31,504	$1,635,691	$12,112,226	$29,743,685
Accumulated depreciation	-	(845,603)	(25,807)	(793,341)	(11,946,367)	(13,611,118)
	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567

		Buildings and			Other
	Land (Note 1)	structures (Note 1)	Transportation equipment	Office equipment	equipment (Note 2)	Total
At January 1, 2021
Cost	$13,713,844	$3,469,595	$44,903	$5,905,654	$27,338,767	$50,472,763
Accumulated depreciation	-	(750,555)	(27,493)	(2,357,547)	(14,564,161)	(17,699,756)
Accumulated impairment	-	-	-	(381,395)	-	(381,395)
	$13,713,844	$2,719,040	$17,410	$3,166,712	$12,774,606	$32,391,612
2021
January 1	$13,713,844	$2,719,040	$17,410	$3,166,712	$12,774,606	$32,391,612
Additions	-	5,427	-	2,253,533	5,236,878	7,495,838
Depreciation expenses	-	(80,788)	(5,771)	(1,259,346)	(5,005,656)	(6,351,561)
Net exchange differences	396,353	77,688	435	12,749	371,956	859,181
December 31	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070

At December 31, 2021
Cost	$14,110,197	$3,575,363	$34,953	$7,238,662	$33,427,990	$58,387,165
Accumulated depreciation	-	(853,996)	(22,879)	(3,065,014)	(20,050,206)	(23,992,095)
	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070

Note 1:	Information relating to property, plant and equipment that were pledged to others as collaterals is provided in Note 38.

Note 2:	Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

Note 3:	Information relating to purchase of treasury shares by transferring property, plant and equipment, as part of considerations, with Koh Sih-Ping, the former Director and CEO of the Company, is provided in Note 37.

13.	Leasing arrangements－lessee

a)	The Group leases various assets including buildings (office and warehouse) and business vehicles. Rental contracts are typically made for periods of 1 to 4 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	Short-term leases with a lease term of 12 months or less comprise rental of office. Low-value assets comprise rental of office equipment.

c)	The carrying amount of right-of-use assets and the depreciation charge are as follows:

	December 31, 2022	Year ended December 31, 2022	December 31, 2021	Year ended December 31, 2021
	Carrying amount	Depreciation charge	Carrying amount	Depreciation charge
Buildings	$4,925	$12,774	$19,219	$14,394
(Office and warehouse)
Transportation equipment
(Business vehicles)	11,750	27,640	104,156	20,044
	$16,675	$40,414	$123,375	$34,438

d)	For the years ended December 31, 2022 and 2021, the additions to right-of-use assets were $0 and $121,312, respectively.

e)	The information on profit and loss accounts relating to lease contracts is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Items affecting profit or loss
Interest expense on lease liabilities	$1,219	$1,196	$887
Expense on short-term lease contracts	13,602	2,142	12,435
Expense on leases of low-value assets	19,227	4,872	1,423
Loss on lease modification	48,488	-	-

f)	For each of the three years in the period ended December 31, 2022, the Group’s total cash outflow for leases were $124,597, $42,074 and $44,461, respectively.

14.	Intangible assets

	Year ended December 31, 2022	Year ended December 31, 2021
January 1	Computer software	Computer software
Cost	$18,144,910	$17,338,683
Accumulated amortization	(14,725,441)	(12,705,022)
Accumulated impairment	-	(524,783)
	$3,419,469	$4,108,878

At January 1	$3,419,469	$4,108,878
Additions－acquired separately	73,093	1,626,065
Amortization expenses	(1,687,618)	(2,361,009)
Disposals (Note)	(1,645,166)	-
Net exchange differences	(103,436)	45,535
At December 31	$56,342	$3,419,469

December 31
Cost	$2,403,406	$18,144,910
Accumulated amortization	(2,347,064)	(14,725,441)
	$56,342	$3,419,469

Note:	Information relating to purchase of treasury shares by transferring intangible assets, as part of considerations, with Koh Sih-Ping, the former Director and CEO of the Company, is provided in Note 37.

Details of amortization on intangible assets are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Selling and marketing expenses	$425,720	$574,913	$915,944
General and administrative expenses	22,914	23,144	203,336
Research and development expenses	1,238,984	1,762,952	1,778,695
	$1,687,618	$2,361,009	$2,897,975

15.	Other non-current assets

	December 31, 2022	December 31, 2021
Prepaid pension	$381,452	$411,854
Guarantee deposits	221,002	221,370
Others	56,617	74,167
	$659,071	$707,391

16.	Short-term borrowings

Type of borrowings	December 31, 2022	Interest rate range
Bank collaterialized borrowings	$12,492,935	1.84%～3.11%
Loan from shareholders	1,000,000	Note
	$13,492,935

Type of borrowings	December 31, 2021	Interest rate range
Bank collaterialized borrowings	$17,968,092	1.40%～1.86%
Loan from shareholders	5,000,000	Note
	$22,968,092

Note:	In 2021, the Group entered into shareholder loan agreements in the amount of $5,000,000 with Koh Sih-Ping, Asteria Corporation, and Berwick Resources Limited. The Company issued promissory notes with an interest rate of 7.5% per annum and maturity date of September 1, 2022 to the lenders in the same amount as loans made. In addition, Koh Sih-Ping assumed joint and several liability as guarantor of the Group under the shareholder agreement with Asteria Corporation.

In September 2022, the loan from shareholders were repaid to Koh Sih-Ping in the amount of $1,000,000 and Asteria Corporation in the amount of $3,000,000, and the maturity date of the Note issued to Berwick Resources Limited was extended to January 31, 2023.

Refer to table below for details of short-term and long-term borrowing. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Mega International Commercial Bank, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

As of December 31, 2022
		Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Facility Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	11.2022-11.2023	$4,184,307	LC loan	$610,089	$-	2.56%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	651,255	-	2.56%	None	Same as above
			Letter of guarantee	1,563,552	1,359,411	-	None	Same as above
Lender A	11.2022-11.2023	3,907,522	LC loan	324,269	-	2.31%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Letter of guarantee	895,592	2,687,661	-	None	Same as above
Lender A	01.2022-01.2025	188,733	Letter of guarantee	188,538	-	-	Koh Sih-Ping	None
Lender A	09.2020-09.2025	976,880	Long-Term Bank loan	671,605	-	2.72%	Koh Sih-Ping	80% guranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,093,455	Long-Term Bank loan	3,053,795	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,628,134	Long-Term Bank loan	1,607,261	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2026	325,627	Long-Term Bank loan	318,843	-	2.67%	Koh Sih-Ping	None
Lender A	10.2021-10.2026	651,254	Long-Term Bank loan	69,793	-	2.72%	Koh Sih-Ping	100% guaranteed by Taiwan SMEG
Lender B	06.2022-04.2023	5,210,029	Short-Term Bank loan	3,507,001	-	1.84%-3.11%	Koh Sih-Ping	Time deposit $2,800,000, Promissory note $5,743,001
			LC loan	334,220	1,368,808	2.54%~2.60%	Koh Sih-Ping	Same as above
Lender C	01.2022-01.2023	6,186,910	Short-Term Bank loan	5,014,652	-	2.50%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
			Letter of guarantee	84,466	1,087,792	-	Koh Sih-Ping	Same as above
Lender C	05.2019-03.2026	5,861,283	Long-Term Bank loan	2,728,370	-	2.26%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
Lender C	11.2022-06.2023	2,279,388	Short-Term Bank loan	2,051,449	-	2.50%	None	Time deposit $1,000,000
			Letter of guarantee	209,178	18,761	-	None	Same as above
Lender C	06.2020-06.2023	162,813	Long-Term Bank loan	27,134	-	2.03%	Koh Sih-Ping	85% guranteed by Taiwan SMEG
Lender C	07.2021-08.2026	2,442,201	Long-Term Bank loan	1,883,883	-	1.46%	Koh Sih-Ping	70% guranteed by Taiwan SMEG
Lender D	01.2022-01.2023	976,880	Credit Loan	-	973,347	-	Koh Sih-Ping	65% guranteed by Taiwan SMEG
			Letter of guarantee	3,533	-	-	Koh Sih-Ping	Same as above

(Blank)

As of December 31, 2021
		Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Facility Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	11.2021-11.2022	$4,642,341	LC loan	$2,288,900	$-	1.68%	Koh Sih-Ping	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	541,907	-	1.68%	Koh Sih-Ping	Same as above
			Letter of guarantee	1,596,377	215,157	-	Koh Sih-Ping	Same as above

Lender A	11.2021-11.2022	4,335,260	LC loan	3,282,872	-	1.68%	Koh Sih-Ping	Time deposit $2,000,000, Land, Buildings and Structures
			Letter of credit	234,993	-	-	Koh Sih-Ping	Same as above
			Letter of guarantee	957,736	94,652	-	Koh Sih-Ping	Same as above

Lender A	09.2020-09.2025	1,083,815	Long-Term Bank loan	1,016,077	67,738	2.10%	Koh Sih-Ping	80% guranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,432,081	Long-Term Bank loan	3,388,080	44,001	2.05%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,806,358	Long-Term Bank loan	1,783,200	23,158	2.05%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2026	361,272	Long-Term Bank loan	353,745	7,527	2.05%	Koh Sih-Ping	None
Lender A	10.2021-10.2026	722,543	Long-Term Bank loan	722,543	-	1.00%~1.50%	Koh Sih-Ping	Guranteed by Taiwan SMEG

Lender B	05.2021-04.2022	5,780,347	Short-Term Bank loan	2,655,347	-	1.40%~1.86%	Koh Sih-Ping	Time deposit $3,900,000, Promissory note $1,600,000
			LC loan	1,178,669	1,946,331	1.86%	Koh Sih-Ping	Same as above

Lender C	05.2021-05.2022	6,864,162	Short-Term Bank loan	5,310,693	-	1.80%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
			Letter of guarantee	371,471	1,181,998	-	Koh Sih-Ping	Same as above
Lender C	05.2019-03.2026	6,502,890	Long-Term Bank loan	3,958,427	2,544,463	1.63%	Koh Sih-Ping	Same as above
Lender C	11.2021-05.2022	$2,709,538	Short-Term Bank loan	$2,474,711	$-	1.80%	Koh Sih-Ping	Time deposit $800,000
			Letter of guarantee	219,220	15,607	-	Koh Sih-Ping	Same as above

Lender C	06.2020-06.2023	180,636	Long-Term Bank loan	90,317	90,319	1.50%	Koh Sih-Ping	85% guranteed by Taiwan SMEG
Lender C	07.2021-08.2026	1,625,723	Long-Term Bank loan	1,516,875	108,848	0.90%~1.60%	Koh Sih-Ping	70% guranteed by Taiwan SMEG

Lender D	01.2021-01.2022	1,083,815	Letter of guarantee	3,920	1,079,895	-	Koh Sih-Ping	65% guranteed by Taiwan SMEG

(Blank)

Note 1:	Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022.

17.	Other payables

	December 31, 2022	December 31, 2021
Salaries and bonuses payable	$1,466,631	$1,886,156
Professional fee payable	1,141,582	1,138,543
Payables on intangible assets	-	727,060
Payables on machinery and equipment	79,517	128,013
Pension payable	99,921	83,049
Output tax payable	469,800	98,735
Others	363,547	471,072
	$3,620,998	$4,532,628

18.	Long-term borrowings

Type of borrowings	Interest rate	December 31, 2022
Bank borrowings
Collaterialized borrowings	2.72%	$671,605
Collaterialized borrowings	2.67%	3,053,795
Collaterialized borrowings	2.67%	1,607,261
Uncollaterialized borrowings	2.67%	318,843
Collaterialized borrowings	2.72%	69,793
Collaterialized borrowings	2.26%	2,728,370
Collaterialized borrowings	2.03%	27,134
Collaterialized borrowings	1.46%	1,883,883
		10,360,684
Less: Current portion		(2,108,896)
		$8,251,788

Type of borrowings	Interest rate	December 31, 2021
Bank borrowings
Collaterialized borrowings	1.50%	$90,317
Collaterialized borrowings	2.10%	1,016,077
Collaterialized borrowings	1.63%	3,958,427
Uncollaterialized borrowings	2.05%	353,745
Collaterialized borrowings	2.05%	3,388,080
Collaterialized borrowings	2.05%	1,783,200
Collaterialized borrowings	0.90%~1.60%	1,516,875
Collaterialized borrowings	1.00%~1.50%	722,543
		12,829,264
Less: Current portion		(2,077,634)
		$10,751,630

Please refer to Note 16 for details of long-term borrowings.

19.	Pensions

a)	Gorilla Taiwan has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who choose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Gorilla Taiwan contributes monthly to the employees’ individual pension accounts based on 2% of the employees’ monthly salaries with the Trust Department, Bank of Taiwan. The trustee is under the name of the independent retirement fund committee. Also, Gorilla Taiwan would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is not enough to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Gorilla Taiwan will make contribution for the deficit by next March.

b)	The amounts recognized in the balance sheet are as follows:

	December 31, 2022	December 31, 2021
Present value of defined benefit obligation	$101,505	$83,205
Fair value of plan assets	(482,957)	(495,059)
Net defined benefit asset	$(381,452)	$(411,854)

c)	Movements in net defined benefit assets are as follows:

	Present value of
	defined benefit	Fair value of	Net defined
	obligation	plan assets	benefit asset
Year ended December 31, 2022
Balance at January 1	$83,205	$(495,059)	$(411,854)
Interest expense (income)	634	(3,770)	(3,136)
Net exchange differences	(9,014)	49,961	40,947
	74,825	(448,868)	(374,043)
Remeasurements:
Return on plan assets	$-	$(34,089)	$(34,089)
Change in financial assumptions	13,799	-	13,799
Experience adjustments	12,881	-	12,881
	26,680	(34,089)	(7,409)
Balance at December 31	$101,505	$(482,957)	$(381,452)

	Present value of
	defined benefit	Fair value of	Net defined
	obligation	plan assets	benefit asset
Year ended December 31, 2021
Balance at January 1	$86,767	$(472,560)	$(385,793)
Interest expense (income)	371	(2,018)	(1,647)
Net exchange differences	2,435	(13,762)	(11,327)
	89,573	(488,340)	(398,767)
Remeasurements:
Return on plan assets	$-	$(6,719)	$(6,719)
Change in financial assumptions	(5,900)	-	(5,900)
Experience adjustments	(468)	-	(468)
	(6,368)	(6,719)	(13,087)
Balance at December 31	$83,205	$(495,059)	$(411,854)

d)	The Bank of Taiwan was commissioned to manage the fund of the Group’s defined benefit pension plan (the “Fund”) in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after approval by the Regulator. The Group has no right to participate in managing and operating that Fund and hence the Group is unable to disclose the classification of plan asset fair value in accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2022 and 2021 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

e)	The principal actuarial assumptions used were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Discount rate	1.48%	0.82%
Future salary increases	5.00%	3.50%

Future mortality rate was estimated based on the 6th Taiwan Standard Ordinary Experience Mortality Table.

Because the main actuarial assumption changed, the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase 0.5%	Decrease 0.5%	Increase 0.5%	Decrease 0.5%
December 31, 2022
Effect on present value of defined benefit obligation	$(8,597)	$9,541	$9,150	$(8,369)
December 31, 2021
Effect on present value of defined benefit obligation	$(6,864)	$7,551	$7,298	$(6,720)

The sensitivity analysis above was based on one assumption which changed while the other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

f)	Expected contributions to the defined benefit pension plans of the Group for the year ending December 31, 2023 amount to $0.

g)	As of December 31, 2022, the weighted average duration of that retirement plan is 18 years. The analysis of timing of the future pension payment was as follows:

Within 1 year	$-
1-2 year(s)	-
2-5 years	31,838
Over 5 years	412,257
$444,095

h)	Effective July 1, 2005, Gorilla Taiwan and NSGUARD Technology Inc. have established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act, covering all regular employees with R.O.C. nationality. Under the New Plan, Gorilla Taiwan and NSGUARD Technology Inc. contribute monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.

i)	The Company’s overseas subsidiaries have established defined contribution plans. Monthly contributions to an independent fund administered by the government are in accordance with the pension regulations. Other than the monthly contribution, the subsidiaries have no further obligations.

j)	The pension costs under the defined contribution pension plans of the Group for each of the three years in the period ended December 31, 2022 were $448,545, $467,076 and $437,658, respectively.

20.	Share-based payment

a)	For the years ended December 31, 2022 and 2021, the Company’s share-based payment transactions were as follow:

Type of arrangement	Grant date	Quantity granted (Units) (Note 1)	Contract period	Vesting conditions
Employee share options	2017.1.1	106,300	5 years	Note 2
Employee share options	2018.1.1	34,000	5 years	Note 2
Employee share options	2019.1.1	186,000	5 years	Note 2
Employee share options	2021.10.5	207,412	5 years	Note 3
Employee share options	2021.10.5	113,524	5 years	Note 2
Employee share options	2022.2.23	274,682	5 years	Note 2

Note 1:	On the Closing Date, with capital recapitalization as provided in Note 23, each outstanding share option was converted with the conversion ratio approximately of 4.82 share options.

Note 2:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 3:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

The share-based payment arrangements above are settled by equity.

b)	Details of the share-based payment arrangements are as follows:

	2022		2021
	No. of	Weighted average	No. of	Weighted average
	options	exercise price	options	exercise price
Options outstanding at January 1	404,454	$5.62	209,818	$5.24
Options granted	274,682	5.62	320,936	5.62
Options expired	-	-	(82,500)	5.51
Options forfeited	(649,353)	1.30	-	-
Options exercised	-	-	(43,800)	5.23
Capital recapitalization	2,521,860	1.17	-	-
Options outstanding at December 31	2,551,643	$1.17	404,454	$5.62
Options exercisable at December 31	1,085,064	$1.17	196,553	$5.62

Note:	Exercise price and numbers of options outstanding and exercisable on the Closing date have been adjusted with the conversion ratio approximately of 4.82 due to capital recapitalization. Refer to Note 23 for more information on the capital recapitalization.

c)	The weighted-average share price of share options at exercise dates for the year ended December 31, 2021 was $5.23. No share options were exercised for the year ended December 31, 2022.

d)	As of December 31, 2022 and 2021, the exercise prices of share options outstanding was $1.17 and $5.62, respectively; the weighted-average remaining contractual period was 3.06 years and 2.24 years, respectively.

(Blank)

e)	The fair value of share options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Type of arrangement	Grant date	Share price (par value)	Exercise price (Note 2)	Expected price volatility (Note 1)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per share (Note 3)
Employee share options	2017.1.1	$0.0001	$5.62	32.11%~42.11%	4.5 Years	-	1.05%	$5.73
Employee share options	2018.1.1	$0.0001	$5.62	34.14%~40.79%	4.5 Years	-	0.96%	$6.13
Employee share options	2019.1.1	$0.0001	$5.62	33.35%~38.93%	4.5 Years	-	1.01%	$6.86
Employee share options	2021.10.5	$0.0001	$5.62	47.34%~52.14%	3.5 Years	-	1.01%	$6.91
Employee share options	2021.10.5	$0.0001	$5.62	45.32%~51.27%	4.5 Years	-	1.01%	$6.91
Employee share options	2022.2.23	$0.0001	$5.62	31.49%~46.31%	4.5 Years	-	0.72%	$7.11

Note 1:	Expected price volatility rate was estimated by using the share prices of the most recent period with length of this period approximate to the length of the share options’ expected life, and the standard deviation of return on the share during this period.

Note 2:	The exercise price of share options is adjusted to $1.17 with the conversion ratio approximately of 4.82 on the Closing Date due to capital recapitalization. Refer to Note 23 for more information on the capital recapitalization.

Note 3:	Share-based payment expenses are recorded over each vesting period based on the fair value of share options granted. Relevant information is as follows:

Grant date	Exercise price	Fair value of first year	Fair value of second year	Fair value of third year	Fair value of fourth year
2017.1.1	$5.62	$0.90	$1.50	$1.70	$2.00
2018.1.1	$5.62	$1.20	$1.60	$2.00	$2.30
2019.1.1	$5.62	$1.70	$2.10	$2.40	$2.80
2021.10.5	$5.62	$1.90	$2.30	$2.70	$2.90
2021.10.5	$5.62	$2.30	$2.70	$2.90	$3.10
2022.2.23	$5.62	$1.90	$2.50	$3.00	$3.20

f)	Expenses incurred on share-based payment transactions are shown below:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Equity-settled	$346,122	$375,941	$142,416

21.	Provisions

	Year ended December 31, 2022	Year ended December 31, 2021
	Warranty	Warranty
At January 1	$258,320	$257,483
Additional provisions	56,050	136,026
Used during the year	(46,592)	(64,998)
Reversal of unused amounts	(95,297)	(77,555)
Exchange differences	(22,955)	7,364
At December 31	$149,526	$258,320

Analysis of total provisions:

	December 31, 2022	December 31, 2021
Current	$88,469	$152,778
Non-current	$61,057	$105,542

The Group’s warranty provisions were associated with the sales of information, software and data processing services, and were estimated in accordance with the historical warranty data of products.

22.	Warrant liabilities

	Year ended December 31, 2022
	No. of units	Amount
Transfer from capital reorganization (Note)	10,025,081	$2,495,243
Warrants exercised	(62,107)	(15,514)
Change in fair value	-	(437,319)
At December 31, 2022	9,962,974	$2,042,410

Note:	Information relating to capital reorganization is provided in Note 23.

Warrants may only be exercised for a whole number of shares. The warrants will expire five years from the consummation of the business combination on the Closing Date or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $11.50 per share. The exercise price and number of ordinary share issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

23.	Share capital

a)	As of December 31, 2022, the Company’s authorized capital was $25,000 consisting of 245,000,000 shares of ordinary shares of a par value of US$0.0001 each and 5,000,000 shares of preference shares of a par value of US$0.0001 each, and the issued capital was $7,136, consisting of 71,357,737 shares of ordinary shares.

Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2022	2021
At January 1	6,191,100	6,153,300
Employee share options exercised	6,000	37,800
Cancellation of ordinary shares	(6,000)	-
Conversion of preference shares to ordinary shares	6,627,412	-
Capital recapitalization	48,984,243	-
Capital reorganization	9,492,875	-
Warrant exercised	62,107	-
Treasury shares purchased	(2,814,895)	-
At December 31	68,542,842	6,191,100

b)	On the Closing Date, the business combination pursuant to the business combination agreement dated on May 18, 2022 was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders, with holders of subunits of Global redeeming approximately 88.4% of the pre-merger outstanding subunits. As contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of Gorilla (the “Merger”, and together with the other transactions contemplated by the business combination agreement and certain ancillary documents, the “Transactions”).

Pursuant to the business combination agreement, immediately prior to the Effective Time (as defined in the business combination agreement), the Company effected a capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including 5,813,247 preference shares converted into 6,627,412 ordinary shares of the Company (the “Gorilla Ordinary Shares”) in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted.

On the Closing Date, the following securities issuances were made by the Company to Global’s securityholders: (i) each outstanding ordinary share of Global (including Global Class A ordinary shares and Global Class B ordinary shares, (the “Global Ordinary Shares”) and including the Global Class A ordinary shares included as part of the PIPE Investment (as defined below)) was exchanged for (A) one Gorilla Ordinary Share and (B) one Class A contingent value right of the Company (“Class A CVR”), and (ii) each outstanding warrant of Global, 10,025,081 units in total, was converted into a warrant to purchase the same number of Gorilla Ordinary Shares at the same exercise price and for the same exercise period (“Gorilla Warrant”).

Concurrently with the execution of the business combination agreement, the Company waived a minimum of $50 million gross cash condition to close the business combination and the Company and Global entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Net proceeds received from the PIPE Investors were $30.3 million (the “PIPE Investment”).

The Gorilla Ordinary Shares and Gorilla Warrants commenced trading on The Nasdaq Capital Market on July 14, 2022 under the ticker symbols “GRRR” and “GRRRW,” respectively.

The business combination is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred and further details of share listing expense is provided in Note 30.

c)	The Company’s authorized and issued preference shares are as follow:

	Series A		Series B
	Number of shares	Amount	Number of shares	Amount
2022
Beginning of financial year	1,639,344	$1,639,344	1,589,957	$1,589,957
Cancellation of treasury shares	-	-	(31,645)	(31,645)
Conversion of convertible preference shares to ordinary shares	(1,639,344)	(1,639,344)	(1,558,312)	(1,558,312)
End of financial year	-	$-	-	$-

2021
Beginning and end of financial year	1,639,344	$1,639,344	1,589,957	$1,589,957

	Series C		Series D
	Number of shares	Amount	Number of shares	Amount
2022
Beginning of financial year	1,182,926	$1,182,926	1,432,665	$1,432,665
Conversion of convertible preference shares to ordinary shares	(1,182,926)	(1,182,926)	(1,432,665)	(1,432,665)
End of financial year	-	$-	-	$-

2021
Beginning and end of financial year	1,182,926	$1,182,926	1,432,665	$1,432,665

d)	Before the Closing Date, preference shares are embedded with conversion option. Preference shareholders are entitled to exercise their conversion option under the prescribed conditions at the prescribed exercise price. Preference shareholders are also entitled to convert any or all of their preference shares at any time at certain conversion price for each of Series A, Series B, Series C, and Series D. In addition, all preference shares should be converted into ordinary shares either before the date of Qualified IPO or with the acknowledgement of 80% of the preference shareholders. When either condition stated above is met, the Company shall retract all outstanding preference shares in accordance with the decisions of the Board of Directors and preference shareholders’ meeting at the price prescribed in the Company’s Articles of Incorporation.

Preference shares are non-cumulative and non-participating and are classified as equity instrument as the following criteria are met: i) holders of preference shares have no redemption right, and ii) the conversion option to the holders of preference shares are to be settled by the Company by delivering a fixed number of the Company’s ordinary shares.

At the issuance of preference shares, the Company accounted for the preference shares as equity instrument. The portion of proceeds from each preference share in excess of par value and the par value are recognized under “additional paid-in capital – preference shares” and “preference shares.”

e)	On December 5, 2022, the Company entered into the exchange agreement (the “Agreement”) with Koh Sih-Ping and Origin Rise Limited to purchase 2,814,895 ordinary shares held by Origin Rise Limited and further details of this transaction is provided in Note 37.

24.	Retained earnings

a)	Subject to the Company’s Memorandum and Articles of Association and the statute except as otherwise provided by the rights attached to any shares, the Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a holder holds. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The Directors may deduct from any dividend or other distribution payable to any holder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

The Directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any holders upon the basis of the value so fixed in order to adjust the rights of all holders and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

Any dividend, other distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the register of holders or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other distributions, bonuses, or other monies payable in respect of the share held by them as joint holders.

No dividend or other distribution shall bear interest against the Company.

Any dividend or other distribution which cannot be paid to a holder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the holder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

b)	The Group was in a net loss position for the year ended December 31, 2022 and 2021, and no earnings distribution was resolved by the Board of Directors.

c)	For the information relating to employees’ compensation and directors’ remuneration, please refer to Note 32.

25.	Revenue

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenue from contracts with customers
Hardware sales
Government
-Video IoT	$14,409	$5,992	$2,961
-Security Convergence	283,755	3,630	4,681
Non-Government
-Video IoT	1,049,628	3,816,489	6,298,043
-Security Convergence	4,188,370	1,054,116	597,288
Software sales
Government
-Video IoT	109,322	-	-
-Security Convergence	138,421	70,413	-
Non-Government
-Video IoT	1,715,532	16,063,123	16,680,260
-Security Convergence	2,623,567	5,319,077	1,351,701
Service revenue
Government
-Video IoT	4,323,111	7,842,465	10,882,416
-Security Convergence	5,330,279	5,356,881	6,476,225
Non-Government
-Video IoT	2,486,385	2,459,435	2,644,478
-Security Convergence	146,029	251,242	474,536
	$22,408,808	$42,242,863	$45,412,589

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia:

Year ended December 31, 2022	Hardware	Software	Service	Total
Total segment revenue	$5,690,577	$4,586,842	$13,107,708	$23,385,127
Inter-segment revenue	(154,415)	-	(821,904)	(976,319)
Revenue from external
customer contracts	$5,536,162	$4,586,842	$12,285,804	$22,408,808
Timing of revenue recognition
At a point in time	$5,536,162	$4,586,842	$-	$10,123,004
Over time	-	-	12,285,804	12,285,804
	$5,536,162	$4,586,842	$12,285,804	$22,408,808

Year ended December 31, 2021	Hardware	Software	Service	Total
Total segment revenue	$5,236,331	$22,654,095	$15,933,436	$43,823,862
Inter-segment revenue	(356,104)	(1,201,482)	(23,413)	(1,580,999)
Revenue from external customer contracts	$4,880,227	$21,452,613	$15,910,023	$42,242,863
Timing of revenue recognition
At a point in time	$4,880,227	$21,452,613	$-	$26,332,840
Over time	-	-	15,910,023	15,910,023
	$4,880,227	$21,452,613	$15,910,023	$42,242,863

Year ended December 31, 2020	Hardware	Software	Service	Total
Total segment revenue	$7,129,051	$19,302,195	$20,477,655	$46,908,901
Inter-segment revenue	(226,078)	(1,270,234)	-	(1,496,312)
Revenue from external customer contracts	$6,902,973	$18,031,961	$20,477,655	$45,412,589
Timing of revenue recognition
At a point in time	$6,902,973	$18,031,961	$-	$24,934,934
Over time	-	-	20,477,655	20,477,655
	$6,902,973	$18,031,961	$20,477,655	$45,412,589

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	December 31, 2022	December 31, 2021
Contract assets:
Contract assets relating to service contracts	$725,441	$1,639,893
Contract liabilities:
Contract liabilities relating to service contracts	$58,475	$20,194

As of January 1, 2021, the balance of contract assets and liabilities relating to service contracts was $1,480,923 and $0, respectively.

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Year ended December 31, 2022	Year ended December 31, 2021
Revenue recognised that was included in the contract liability balance at the beginning of the year
Service revenue	$20,194	$-

c)	Significant changes in contract assets

The decrease in contract assets during the year ended December 31, 2022 was attributed to progress of projects towards contract activities and is close to the agreed payment schedule.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of December 31, 2022 and December 31, 2021, amounting to $6,627,577 and $9,371,628, respectively. Management expects that the transaction price allocated to the unsatisfied contracts as of December 31, 2022 and December 31, 2021, will be recognized as revenue from 2023 to 2027 and from year 2022 to 2027, respectively. Except for the abovementioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

26.	Other income

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Gains on reversal of accounts and other payables (Note)	$960,564	$-	$25,523
Rent income	20,934	24,026	21,878
Indemnity income	-	19,793	6,876
Others	2,434	-	4,921
	$983,932	$43,819	$59,198

Note: During the year ended December 31, 2022, certain suppliers ceased operation and became uncontactable, the Group assessed that the possibility of making repayment to the supplier as remote, therefore, the Group recognized gains on reversal of accounts and other payables of $960,564.

27.	Other gains (losses) - net

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Net currency exchange gains (losses)	$1,079,191	$(105,098)	$(333,462)
Gains on financial assets and liabilities at fair value through profit or loss	405,008	-	-
Loss on disposal of subsidiaries	(69,335)	-	(124,441)
(Loss) gain on disposal of property, plant and equipment	(70,698)	459	(856)
Loss on lease modification	(48,488)	-	-
Impairment losses (Note)	-	-	(1,238,548)
Other losses	(72,793)	(22,386)	(5,072)
	$1,222,885	$(127,025)	$(1,702,379)

Note: The Group recognized impairment losses of $1,238,548 for the year ended December 31, 2020.

Details of such losses are as follows:

Year ended
December 31, 2020
Recognized in profit or loss
Impairment loss – intangible assets	524,783
Impairment loss – property, plant and equipment	381,395
Impairment loss – other current assets	332,370
$1,238,548
The impairment loss reported by operating segments is as follows:
Other segments	$1,238,548

Non-financial assets are purchased, generated, and utilized by the subsidiary of the Company, Gorilla Shanghai, in prior years. In December 2020, management of the Group decided to terminate business operations in Mainland China and considered that the assets of Gorilla Shanghai are no longer recoverable, therefore, the Group recognized impairment losses amounting to $1,238,548 during the year ended December 31, 2020.

28.	Interest income

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Interest income from bank deposits	$204,081	$25,059	$138,672
Interest income from financial assets measured at amortized cost	31,604	12,810	20,603
Others	227	-	-
	$235,912	$37,869	$159,275

29.	Finance costs

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Interest expense:
Bank borrowings	$556,041	$543,098	$460,231
Loan from shareholders	278,013	122,055	-
Lease liabilities	1,219	1,196	887
	$835,273	$666,349	$461,118

30.	Expenses by nature

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Share listing expenses	$70,104,989	$-	$-
Employee benefit expense	12,195,089	11,929,425	10,912,378
Change in inventory of finished goods	7,266,283	16,790,457	14,977,217
Outsourcing charges	6,401,995	9,261,580	11,434,328
Depreciation expenses on property, plant and equipment	5,897,753	6,351,561	5,277,825
Professional services expenses	5,229,184	1,171,977	184,521
Insurance expenses	862,649	25,300	35,606
Amortization expenses on intangible assets	1,687,618	2,361,009	2,897,975
Depreciation expenses on right-of-use asset	40,414	34,438	29,756
Others	1,437,146	2,392,169	3,713,715
	$111,123,120	$50,317,916	$49,463,321

Capital reorganization

Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

Fair value of equity consideration issued by the Company	Year ended
December 31, 2022
Market value of 9,492,875 ordinary shares ($10.6 per share)	$100,624,475

Fair value of Global net assets acquired
Net cash proceeds from Global	$32,324,004
Warrant acquired	(2,495,243)
Others	690,725
$30,519,486

Charge for listing services	$70,104,989

31.	Employee benefit expense

	Year ended December 31, 2022
	Cost of revenue	Operating expenses	Total
Wages and salaries	$202,983	$10,139,209	$10,342,192
Labour and health insurance fees	20,413	735,817	756,230
Pension	11,942	433,509	445,451
Share option expenses	-	346,122	346,122
Other personnel expenses	-	305,094	305,094
	$235,338	$11,959,751	$12,195,089

	Year ended December 31, 2021
	Cost of revenue	Operating expenses	Total
Wages and salaries	$219,051	$9,798,876	$10,017,927
Labour and health insurance fees	23,650	776,948	800,598
Pension	12,942	452,487	465,429
Share option expenses	-	375,941	375,941
Other personnel expenses	-	269,530	269,530
	$255,643	$11,673,782	$11,929,425

	Year ended December 31, 2020
	Cost of revenue	Operating expenses	Total
Wages and salaries	$204,371	$9,145,717	$9,350,088
Labour and health insurance fees	18,991	688,530	707,521
Pension	11,649	422,737	434,386
Share option expenses	-	142,416	142,416
Other personnel expenses	1,900	276,067	277,967
	$236,911	$10,675,467	$10,912,378

32.	Employees’ compensation and directors’ remuneration

a)	According to the Articles of Incorporation of Gorilla Taiwan and NSGUARD Technology Inc., employees’ compensation and directors’ remuneration are based on the current year’s earnings, which should first be used to cover accumulated deficits, if any, and then a ratio of the remaining balance distributed as employees’ compensation and directors’ remuneration. The ratio for employees’ compensation shall be 0.5% whereas the ratio for directors’ remuneration is not specified.

b)	For each of the three years in the period ended December 31, 2022, Gorilla Taiwan and NSGUARD Technology Inc. have incurred net loss before tax. Accordingly, employees’ compensation was not accrued.

33.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits.

d)	United States taxation

United States profits tax has been provided for at the rate of 29.84% on the estimated assessable profits.

e)	United Kingdom taxation

United Kingdom profits tax has been provided for at the rate of 19% on the estimated assessable profits.

(Blank)

f)	Income tax expense (benefit)

Components of income tax expense (benefit):

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Current tax:
Current tax on profits for the year	$2,174	$1,167	$1,403
Prior year income tax (overestimation) underestimation	(1,829)	-	1,845
Total current tax	345	1,167	3,248

Deferred tax:
Origination and reversal of temporary differences	430,023	(239,612)	(78,272)
Effect of exchange rates	-	-	121
Total deferred tax	430,023	(239,612)	(78,151)
Income tax expense (benefit)	$430,368	$(238,445)	$(74,903)

g)	Reconciliation between income tax expense (benefit) and accounting loss.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Tax calculated based on loss before tax and statutory tax rate (Note)	$(2,267,658)	$(1,398,565)	$(952,112)
Prior year income tax (overestimation) underestimation	(1,829)	-	1,845
Effects from items disallowed by tax regulation	85,387	108,574	20
Taxable loss not recognized as deferred tax assets	2,614,468	1,051,546	875,223
Effect of exchange rates	-	-	121
Income tax expense (benefit)	$430,368	$(238,445)	$(74,903)

Note:	The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate.

h)	Amounts of deferred tax assets or liabilities as a result of temporary differences and loss carryforwards are as follows:

	2022
		Recognized in	Translation
	January 1	profit or loss	differences	December 31
Temporary differences:
- Deferred tax assets:
Employee share options	$179,549	$(166,750)	$(12,799)	$-
Unrealized exchange loss	116,315	(108,025)	(8,290)	-
Tax losses carryforward	62,675	(58,208)	(4,467)	-
Provisions	51,664	(17,168)	(4,591)	29,905
	410,203	(350,151)	(30,147)	29,905
- Deferred tax liabilities:
Prepayment of pension	(68,151)	(627)	6,742	(62,036)
Unrealized exchange gain	(10,251)	(79,245)	3,349	(86,147)
	(78,402)	(79,872)	10,091	(148,183)
	$331,801	$(430,023)	$(20,056)	$(118,278)

	2021
		Recognized in	Translation
	January 1	profit or loss	differences	December 31
Temporary differences:
- Deferred tax assets:
Employee share options	$102,196	$73,532	$3,821	$179,549
Unrealized exchange loss	-	114,945	1,370	116,315
Tax losses carryforward	60,914	-	1,761	62,675
Provisions	51,498	(1,305)	1,471	51,664
	214,608	187,172	8,423	410,203
- Deferred tax liabilities:
Prepayment of pension	(65,913)	(329)	(1,909)	(68,151)
Unrealized exchange gain	(61,861)	52,769	(1,159)	(10,251)
	(127,774)	52,440	(3,068)	(78,402)
	$86,834	$239,612	$5,355	$331,801

i)	Expiration dates of unused tax losses and amounts of unrecognized deferred tax assets are as follows:

	December 31, 2022
Year incurred	Amount filed/assessed	Unused amount	Unrecognized amount	Expiry year
2016	$607,999	$607,999	$607,999	2026
2017	2,006,095	2,006,095	2,006,095	2027
2018	1,357,953	1,357,953	1,357,953	2028
2020	4,771,824	4,771,824	4,771,824	2030
2021	2,558,560	2,558,560	2,558,560	2031
2022	9,490,794	9,490,794	9,490,794	2032
	$20,793,225	$20,793,225	$20,793,225

	December 31, 2021
Year incurred	Amount filed/assessed	Unused amount	Unrecognized amount	Expiry year
2016	$607,999	$607,999	$335,807	2026
2017	2,006,095	2,006,095	2,006,095	2027
2018	1,357,953	1,357,953	1,357,953	2028
2020	4,771,824	4,771,824	4,771,824	2030
2021	2,640,848	2,640,848	2,640,848	2031
	$11,384,719	$11,384,719	$11,112,527

j)	The Group’s subsidiaries outside Taiwan have unrecognized tax losses of $3,808,756 and $3,171,974 as of December 31, 2022 and 2021, respectively, which have no expiry date and can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognized tax losses in their respective countries of incorporation.

k)	Telmedia was incorporated in Hong Kong Special Administrative Region of the People’s Republic of China. Therefore, Telmedia is only subject to Hong Kong income tax on Hong Kong source income in accordance with “Hong Kong Inland Revenue Ordinance”.

l)	Gorilla Taiwan’s and NSGUARD Technology Inc.’s income tax returns through 2020 have been assessed and approved by the Tax Authority.

34.	Loss per share

	Year ended December 31, 2022
	Amount after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent
(Note2)	$(87,537,224)	49,085,580	$(1.78)

	Year ended December 31, 2021
	Amount after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent
(Note2)	$(8,548,294)	29,685,079	$(0.29)

	Year ended December 31, 2020
	Amount after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent
(Note2)	$(5,920,853)	29,592,181	$(0.20)

Note 1:	On the Closing Date, pursuant to the business combination agreement, the Company effected in the form of capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including preference shares converted into ordinary shares in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. The increase in the number of ordinary shares outstanding due to the capital recapitalization are adjusted retrospectively in the calculation of basic and diluted loss per share for all periods presented based on the new number of shares. Refer to Note 23 for more information on the capital recapitalization.

Note 2:	Warrant liabilities were excluded in the computation of diluted loss per share for the year ended December 31, 2022. Employee share options were excluded in the computation of diluted loss per share for each of the three years in the period ended December 31, 2022 and convertible preference shares were excluded in the computation of diluted loss per share for years ended December 31, 2021 and 2020 since they were anti-dilutive. The number of shares that were excluded from the loss per share calculation above for each of the three years in the period ended December 31, 2022 that could be dilutive in the future were 12,514,617 shares, 33,903,228 shares and 32,964,816 shares, respectively.

35.	Supplemental cash flow information

Investing activities with partial cash payments:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Purchase of property, plant and equipment	$2,886,753	$7,495,838	$3,930,946
Add: Opening balance of payable on equipment	128,013	128,446	319,387
Less: Ending balance of payable on equipment	(79,517)	(128,013)	(128,446)
Cash paid during the year	$2,935,249	$7,496,271	$4,121,887

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Acquisition of intangible assets	$73,093	$1,626,065	$1,404,192
Add: Opening balance of payable on intangible assets	727,060	-	-
Less: Reversal of payable on intangible assets	(727,060)	-	-
Less: Ending balance of payable on intangible assets	-	(727,060)	-
Cash paid during the year	$73,093	$899,005	$1,404,192

36.	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2022	$22,968,092	$12,829,264	$124,175	$35,921,531
Changes in cash flow from financing activities	(7,596,588)	(1,451,496)	(90,549)	(9,138,633)
Changes in other non-cash items	-	-	(7,277)	(7,277)
Impact of changes in foreign exchange rate	(1,878,569)	(1,017,084)	(9,368)	(2,905,021)
At December 31, 2022	$13,492,935	$10,360,684	$16,981	$23,870,600

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2021	$17,785,057	$11,321,966	$34,685	$29,141,708
Changes in cash flow from financing activities	4,672,902	1,213,207	(33,864)	5,852,245
Changes in other non-cash items	-	-	122,508	122,508
Impact of changes in foreign exchange rate	510,133	294,091	846	805,070
At December 31, 2021	$22,968,092	$12,829,264	$124,175	$35,921,531

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2020	$13,436,684	$10,475,782	$59,878	$23,972,344
Changes in cash flow from financing activities	3,508,961	283,787	(29,716)	3,763,032
Changes in other non-cash items	-	-	2,486	2,486
Impact of changes in foreign exchange rate	839,412	562,397	2,037	1,403,846
At December 31, 2020	$17,785,057	$11,321,966	$34,685	$29,141,708

37.	Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Koh Sih-Ping (Note)	Other related party
Origin Rise Limited (Note)	Other related party
Asteria Corporation	Director of the Company

Note: Origin Rise Limited, one of major shareholders of the Company, is controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Company on September 9, 2022.

b)	The Group lists Koh Sih-Ping as the joint guarantor for its short-term borrowings and long-term borrowings in 2022 and 2021. Please refer to Note 16 and Note 18 for further details.

The Company’s interest expense and interest payable related to the loan from related parties are as below:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Interest expense	$246,763	$96,987	$-

	December 31, 2022	December 31, 2021
Interest payable	$-	$96,987

c)	Please refer to Note 16 for further details on shareholder loans.

d)	Purchase of treasury shares

On December 5, 2022 (the “Effective Date”), the Agreement was made and entered into by and among the Company, Koh Sih-Ping and Origin Rise Limited that the Company purchased 2,814,895 ordinary shares held by Origin Rise Limited by transferring certain accounts receivables, property, plant and equipment, and intangible assets of the Company with value, on effective date, of $15,663,648, $12,287,359 and $1,629,133, respectively.

As of December 31, 2022, the Company has other receivable, amounting to $521,852, due from Koh Sih-Ping because the Company has obligation to pay related output tax under applicable law in same amount in relation to this transaction and this tax should be compensated by Koh Sih-Ping in accordance with the Agreement.

e)	Key management compensation

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and other short-term employee benefits	$1,218,826	$769,956	$716,665
Post-employment benefits	815	14,814	14,620
Share option expenses	-	62,974	18,292
	$1,219,641	$847,744	$749,577

38.	Pledged assets

The Group’s assets pledged as collateral are as follows:

	Book value
Pledged assets	December 31, 2022	December 31, 2021	Purpose
Time deposits (shown as ‘Financial assets at amortized cost’)	$6,871,187	$8,820,613	Performance guarantee, deposit letter of credit and short-term borrowings
Land	12,718,015	14,110,197	Long-term and short-term borrowings
Buildings and structures	2,400,646	2,721,367	Long-term and short-term borrowings
	$21,989,848	$25,652,177

39.	Significant contingent liabilities and unrecognized contract commitments

a)	The significant contingent liabilities incurred after the reporting period are provided in Note 40.

b)	The significant unrecognized contract commitments are listed below:

i)	As of December 31, 2022 and December 31, 2021, the guaranteed notes secured for service project or warranty of NSGUARD Technology Inc. amounted to $58,613 and $65,029, respectively.

ii)	As of December 31, 2022 and December 31, 2021, the banker’s letter of guarantee issued by the bank at the request of Gorilla Technology Inc. amounted to $1,739,982 and $3,813,021, respectively.

iii)	As of December 31, 2022 and December 31, 2021, the banker’s letter of guarantee issued by the bank at the request of NSGUARD Technology Inc. amounted to $1,204,877 and $866,279, respectively.

iv)	As of December 31, 2022, the Company issued a promissory note of $1,000,000 under the shareholder loan agreement with Berwick Resources Limited.

40.	Significant events after the reporting period

a)	On January 10, 2023 (the “Agreement Date”), the Group entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing of video analytics technology incorporated and registered in England and Wales.

The Group acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products.

The purchase price for the intellectual property rights consists of fixed consideration amounting to $6,000,000 and contingent payment through issuance of the Company’s shares of an amount equal to $3,000,000 which is conditional to certain financial performance through intellectual property rights from Agreement Date up to and including December 31, 2023.

The Group has made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively and payment of a further $3,000,000 in equal instalments of $750,000 each will be made based on agreed payment schedule.

b)	In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Group issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made.

41.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios at December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Total borrowings	$23,853,619	$35,797,356
Less: Cash and cash equivalents	(22,996,377)	(9,944,748)
Net debt	857,242	25,852,608
Total equity	28,543,183	45,929,103
Total capital	$29,400,425	$71,781,711
Gearing ratio	3%	36%

42.	Financial instruments

a)	Financial instruments by category

	December 31, 2022	December 31, 2021
Financial assets
Financial assets at fair value through profit or loss	$1,073,229	$-
Financial assets at amortized cost (Note)	44,778,794	54,047,013
	$45,852,023	$54,047,013

	December 31, 2022	December 31, 2021
Financial liabilities
Financial liabilities at amortized cost (Note)	$34,149,747	$48,391,153
Warrant liabilities	2,042,410	-
	$36,192,157	$48,391,153

Note:	Financial assets at amortized cost include cash and cash equivalents, financial assets at amortized cost, accounts receivable, other receivables and guarantee deposits. Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables and long-term borrowings (including current portion).

b)	Financial risk management policies

i)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial condition and financial performance.

ii)	Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.	The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2022
	Foreign currency
	amount		Book value
	(in thousands)	Exchange rate	(USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$563,120	0.033	$18,336,686
Financial liabilities
Monetary items
NTD:USD	44,465	0.033	1,447,905

	December 31, 2021
	Foreign currency
	amount		Book value
	(in thousands)	Exchange rate	(USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$606,583	0.036	$21,836,770
Financial liabilities
Monetary items
NTD:USD	304,944	0.036	10,978,261

2.	The total exchange gain or (loss) (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for each of the three years in the period ended December 31, 2022 amounting to $1,079,191, ($105,098) and ($333,462), respectively.

3.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Year ended December 31, 2022
	Sensitivity analysis
		Effect on	Effect on other
	Degree of	profit or loss	comprehensive
	variation	(USD)	income
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$183,367	$-
Financial liabilities
Monetary items
NTD:USD	1%	$14,479	$-

	Year ended December 31, 2021
	Sensitivity analysis
		Effect on	Effect on other
	Degree of	profit or loss	comprehensive
	variation	(USD)	income
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$218,368	$-
Financial liabilities
Monetary items
NTD:USD	1%	$109,783	$-

Price risk

As of December 31, 2022 and December 31, 2021, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates (excluding loan from shareholders with fixed interest rate), of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $99,943, $143,745 and $149,228 in the cash outflow for each of the three years in the period ended December 31, 2022, respectively.

ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

6.	The Group used the forecastability to adjust historical and timely information to assess the default possibility of accounts receivable. On December 31, 2022 and December 31, 2021, the provision matrix is as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 366 days past due	Total
At December 31, 2022
Expected loss rate	0.03%~6.3%	0.15%~100%	1.4%~100%	100%
Total book value	$11,022,374	$4,091,598	$409,418	$-	$15,523,390
Loss allowance	324,060	754,722	402,997	-	1,481,779

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 366 days past due	Total
At December 31, 2021
Expected loss rate	0.24%~0.29%	1%~2%	21.45%	100%
Total book value	$29,794,677	$5,049,007	$167,750	$1,296,675	$36,308,109
Loss allowance	77,930	75,704	35,982	1,296,675	1,486,291

7.	Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable are as follows:

2022
Accounts receivable
At January 1	$1,486,291
Effect of foreign exchange	(4,512)
At December 31	$1,481,779

2021
Accounts receivable
At January 1	$2,082,229
Provision for impairment	404,210
Write-offs	(1,000,898)
Effect of foreign exchange	750
At December 31	$1,486,291

8.	The Group’ s credit risk exposure in relation to contract assets under IFRS 9 as at December 31,2022 and 2021 are immaterial.

9.	The Group held cash and cash equivalents and financial assets at amortized cost of $29,867,564 and $19,003,825 with banks as at December 31, 2022 and 2021, respectively, which are considered to have low credit risk. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

10.	Other receivables and guarantee deposits of $869,619 and $241,300 as at December 31, 2022 and 2021, respectively, are considered to have low credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to immaterial credit loss.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

2.	Please refer to Note 16 for undrawn borrowing facilities as at December 31, 2022 and 2021.

3.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities:
December 31, 2022	Less than 1 year	Over 1 year
Lease liabilities	$17,183	$-
Long-term borrowings	2,365,972	9,461,319
(including current portion)

Non-derivative financial liabilities:
December 31, 2021	Less than 1 year	Over 1 year
Lease liabilities	$56,214	$70,461
Long-term borrowings	2,536,089	12,841,043
(including current portion)

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

4.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

43.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 42.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2022 is as follows:

(a)	The related information of natures of the assets and liabilities is as follows:

December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,073,229	$1,073,229

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$2,042,410	$-	$-	$2,042,410

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk and etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the years ended December 31, 2022 and 2021, there was no transfer between Level 1 and Level 2.

D.	The following table represents the changes in Level 3 instrument for the year ended December 31, 2022:

2022
Financial assets at fair value through profit or loss
At January 1	$-
Acquired in the year	1,105,540
Losses recognized in profit or loss	(32,311)
At December 31	$1,073,229

The Group is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value. Finance Department of the Group set up valuation policies, valuation processes and rules for measuring fair value of financial instruments and ensure compliance with the related requirements in IFRS.

E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December 31, 2022	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,073,229	Net asset value	Not applicable	Not applicable	Not applicable

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

44.	Segment Information

a)	General information

The Group uses the product line as basis for providing information to the chief operating decision-maker. The Group currently divides the sales order district into three major product lines: video IoT, security convergence and other. The chief operating decision-maker makes decision concerning financial management as well as evaluation of the business performance based on these three product lines; therefore, the reportable segments are video IoT, security convergence and other.

b)	Measurement of segment information

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the statement of income. The accounting policies of the operating segments are in agreement with the significant accounting policies in the consolidated financial statements for the year ended December 31, 2022. Sale transactions among segments are based on arms-length principle.

(Blank)

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Year ended December 31, 2022
	Security Convergence	Video IoT	Other segment (Note 1)	Adjustment and write-off (Note 2)	Consolidation
Revenue from external customers	$12,710,421	$9,698,387	$-	$-	$22,408,808
Inter-segment revenue	149,771	826,548	-	(976,319)	-
Total segment revenue	$12,860,192	$10,524,935	$-	$(976,319)	$22,408,808
Segment loss before tax	$(2,848,847)	$(6,750,899)	$(77,507,110)	$-	$(87,106,856)
Segment including :
Depreciation	$2,490,896	$3,447,091	$180	$-	$5,938,167
Amortization	$967,557	$720,061	$-	$-	$1,687,618
Interest income	$(9,861)	$(36,235)	$(189,816)	$-	$(235,912)
Interest expense	$221,215	$336,045	$278,013	$-	$835,273
Tax expense	$81,248	$346,946	$2,174	$-	$430,368
Segment assets	$22,387,916	$30,228,118	$45,236,856	$(32,592,012)	$65,260,878
Segment liabilities	$21,790,810	$26,070,168	$19,088,347	$(30,231,630)	$36,717,695

	Year ended December 31, 2021
	Security Convergence	Video IoT	Other segment (Note 1)	Adjustment and write-off (Note 2)	Consolidation
Revenue from external customers	$12,055,359	$30,187,504	$-	$-	$42,242,863
Inter-segment revenue	253,027	1,327,955	-	(1,580,982)	-
Total segment revenue	$12,308,386	$31,515,459	$-	$(1,580,982)	$42,242,863
Segment loss before tax	$(1,178,204)	$(6,095,996)	$(1,512,539)	$-	$(8,786,739)
Segment including :
Depreciation	$2,146,285	$4,239,714	$-	$-	$6,385,999
Amortization	$743,540	$1,617,469	$-	$-	$2,361,009
Interest income	$(1,827)	$(26,683)	$(9,359)	$-	$(37,869)
Interest expense	$207,329	$336,965	$122,055	$-	$666,349
Tax (benefit) expense	$(22,795)	$(216,817)	$1,167	$-	$(238,445)
Segment assets	$30,187,283	$70,605,865	$69,274,230	$(75,136,675)	$94,930,703
Segment liabilities	$27,663,770	$56,571,772	$14,098,995	$(49,332,937)	$49,001,600

	Year ended December 31, 2020
	Security Convergence	Video IoT	Other segment (Note 1)	Adjustment and write-off (Note 2)	Consolidation
Revenue from external customers	$8,904,431	$36,508,158	$-	$-	$45,412,589
Inter-segment revenue	78,359	1,417,953	-	(1,496,312)	-
Total segment revenue	$8,982,790	$37,926,111	$-	$(1,496,312)	$45,412,589
Segment loss before tax	$(1,460,395)	$(2,421,047)	$(2,114,314)	$-	$(5,995,756)
Segment including :
Depreciation	$1,305,525	$3,793,462	$208,594	$-	$5,307,581
Amortization	$639,493	$2,047,466	$211,016	$-	$2,897,975
Interest income	$(2,993)	$(112,510)	$(43,772)	$-	$(159,275)
Interest expense	$181,485	$279,633	$-	$-	$461,118
Tax expense (benefit)	$5,557	$(73,476)	$(6,984)	$-	$(74,903)
Segment assets	$19,383,305	$95,515,296	$58,301,453	$(80,912,612)	$92,287,442
Segment liabilities	$16,991,493	$80,997,115	$1,905,413	$(61,106,421)	$38,787,600

Note 1:	Other segment is composed of holding companies and oversea subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income.

ii)	Please refer to Note 44 c) for information on total consolidated profit or loss after reconciliation and reconciliation for profit after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Please refer to Note 44 for the disclosure information by products and services.

f)	Geographical information

Geographical information for each of the three years in the period ended December 31, 2022 is as follows:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
		Non-current		Non-current		Non-current
	Revenue	assets	Revenue	assets	Revenue	assets
Asia
-Taiwan	$14,706,318	$16,716,816	$37,433,251	$33,026,486	$34,079,738	$31,948,903
-Hong Kong	7,687,126	704	4,797,685	5,616,651	11,332,851	5,177,431
-Others	10,774	-	8,417	2,010	-	-
Americas	4,590	1,431	3,510	158	-	158
Cayman Islands	-	537,684	-	-	-	-
	$22,408,808	$17,256,635	$42,242,863	$38,645,305	$45,412,589	$37,126,492

Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. Revenue from Taiwan accounted for approximately 66, 89 and 75 percent of total revenue during fiscal 2022, 2021 and 2020, respectively. No individual country other than Taiwan and Hong Kong exceeded 10% of total revenue or non-current assets for any period presented.

g)	Major customer information

Information of major customers that exceed 10% of the revenue in the statements of comprehensive income for each of the three years in the period ended December 31, 2022 is as follows:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
Customer	Revenue	Segment	Revenue	Segment	Revenue	Segment
Customer A	$5,388,482	Security Convergence	$-	Not applicable	$-	Not applicable
Customer B	3,691,803	Security Convergence	-	Not applicable	-	Not applicable
Customer C	-	Not applicable	6,592,017	Note 1	11,389,949	Note 1
Customer D	-	Not applicable	3,696,945	Video IoT	5,136,502	Video IoT

Note 1:	The Group sells products from both segments, Video IoT and security convergence.

Note 2:	No customer above mentioned accounted for over 10% of total accounts receivable as of December 31, 2022 and 2021.

