Form 20-F
period 2023-12-31
Gorilla Technology Group Inc.
filed 2024-05-15
CIK 1903145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2023

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

Jayesh Chandan

Chief Executive Officer

+442039880574

jay@gorilla-technology.com

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class A Contingent Value Rights, Series A Preference Shares, Series B Preference Shares, Series A Warrants, Series B Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 75,650,988 ordinary shares, par value $0.0001 (not including 2,814,895 ordinary shares held by the company as treasury shares), 9,582,724 warrants, 4,507,875 Class A Contingent Value Rights, 18,000 Series A Preference Shares, par value $0.0001 per share and 20,000,000 Series A Warrants (as of December 31, 2023) (such figures do not reflect the effect of the Reverse Split (as defined below)).

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

GORILLA TECHNOLOGY GROUP INC.

Form 20-F

For the Fiscal Year Ended December 31, 2023

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Gorilla” refer to Gorilla Technology Group Inc., an exempted company incorporated under the laws of the Cayman Islands. In this annual report:

“Ancillary Documents”	means the Lock-Up Agreement, the Gorilla Voting Agreement, Sponsor Voting Agreement, the Founders Registration Rights Agreement Amendment, the Gorilla Registration Rights Agreement and the Assignment, Assumption and Amendment to Warrant Agreement, the Surviving Company Memorandum and Articles of Association, the Amended Subscription Agreements and the other agreements, certificates and instruments to be executed or delivered by any of the Parties contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.

“Average VWAP Price”	means the average 20 Trading Day VWAP of the Gorilla ordinary shares.

“Business Combination Agreement”	means the agreement entered into by and between Global SPAC Partners Co., a special purpose acquisition company incorporated as a Cayman Islands exempted company (“Global”), Gorilla, Gorilla Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Gorilla (“Merger Sub”), Sponsor, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the shareholders of Global as of immediately prior to the Effective Time and their successors and assignees, and Tomoyuki Nii, in the capacity as the representative from and after the Effective Time for the Gorilla shareholders as of immediately prior to the Effective Time, dated as of December 21, 2021, as amended and restated on May 18, 2022.

“Class A Contingent Value Right” or “Class A CVR”	means a contractual contingent value right to be issued for each Class A ordinary share entitling the holder to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) (A) a pro rata portion, among holders of Class A CVRs, of the Earnout Shares that are forfeited by Gorilla shareholders under the Business Combination Agreement for failure to meet any of the price maintenance requirements for Gorilla ordinary shares (as referred to and defined in the Business Combination Agreement as Price Protection Shares, “Price Protection Shares”) and (B) a pro rata portion, among holders of all CVRs, of the Earnout Shares that are forfeited by shareholders of Gorilla under the Business Combination Agreement for failure to meet any the financial performance and reporting metric performance requirements (as referred to and defined in the Business Combination Agreement as Revenue Protection Shares, “Revenue Protection Shares”).

“Class B Contingent Value Right” or “Class B CVR”	means a contractual contingent value right to be issued for each PIPE Subunit purchased under the Amended Subscription Agreement entitling them to receive (as a new reissuance by Gorilla of equivalent ordinary shares of Gorilla or other securities or property forfeited as part of applicable Earnout Shares) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares (but not the Price Protection Shares).

“CVR”	means each of one whole Class A CVR or Class B CVR.

“Contingent Value Rights Agreement”	means the agreement contemplated to be entered into prior to or in connection with the Closing, by and between the SPAC Representative and Continental Stock Transfer & Trust Company, as rights agent, which governs the terms of the CVRs.

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Closing”	means the consummation of the Merger (as defined in the Business Combination Agreement).

“Earnout Shares”	means the fourteen million (14,000,000) of Gorilla ordinary shares held in escrow that were issued to the shareholders of Gorilla in the recapitalization (subject to equitable adjustment for share sub-divisions, share capitalizations, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with any dividends or distributions or other income paid or otherwise accruing to such securities during the time such securities are held in escrow), and make such Earnout Shares contingent and only vest and be earned by the shareholders of Gorilla if certain share price maintenance and financial performance and reporting metrics are achieved by Gorilla after the Closing, with such Earnout Shares forfeited if such metrics are not achieved.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“GAAP”	means accounting principles generally accepted in the United States of America.

“Global”	means Global SPAC Partners Co., a Cayman Islands exempted company.

“Global IPO”	means the initial public offering of Global, which was consummated on April 13, 2021.

“Gorilla warrants”	means the warrants to be received by warrant holders of Global in exchange for Global warrants pursuant to the Business Combination Agreement.

“I-Bankers”	means I-Bankers Securities, Inc., representative of the several underwriters in Global IPO.

“PCAOB”	means the Public Company Accounting Oversight Board.

“PIPE Investment”	means the purchases of PIPE Subunits pursuant to the Amended Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.

“PIPE Investors”	means certain accredited investors who executed Amended Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Subunits.

“PIPE Subunits”	means up to 5 million subunits of Global (or, if the amount of the PIPE Investment is reduced in accordance with the Amended Subscription Agreements, such number of PIPE Subunits purchased under the Amended Subscription Agreements, subject to a minimum of 3 million subunits of Global), each subunit consisting of one Class A ordinary share and one-quarter of redeemable Global warrant, subscribed for and to be purchased by the PIPE Investors pursuant to the Amended Subscription Agreements; provided, however, that if a PIPE Investor acquires ownership of subunits of Global in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such subunits in connection with any redemption conducted by Global in accordance with Global’s organizational documents and the prospectus for Global’s IPO in conjunction with the Closing or in conjunction with an amendment to Global’s organizational documents to extend Global’s deadline to consummate its business combination) at least prior to Global’s meeting of shareholders to approve the Transactions and the PIPE Investor does not redeem or convert such PIPE Subunits in connection with any redemption (such subunits, “non-redeemed subunits”), the number of subunits for which the PIPE Investor is obligated to purchase under the Amended Subscription Agreement shall be reduced by the number of non-redeemed subunits.

“Redemption Price”	means an amount equal to the price at which each Class A ordinary share is redeemed or converted pursuant to the Redemption.

“Redemption”	means each outstanding Global Class A Ordinary Share of as of the effective time of the Transactions that is not redeemed or converted in connection with the extraordinary general meeting of Global shareholders to approve the Transactions.

“representative shares”	means the 100,000 Class B ordinary shares of Global issued to I-Bankers upon the closing of Global IPO.

“Reverse Split”	means the share consolidation of the Company’s ordinary shares at a ratio of 10:1, which became effective on April 15, 2024, as a result, the par value of the Company’s ordinary shares increased from $0.0001 to $0.001 and the exercise price and conversion price of the Company’s outstanding warrants and Preference Shares, respectively, increased by a factor of 10.

“Securities Act”	means the Securities Act of 1933, as amended.

“Sponsor”	means Global SPAC Sponsors LLC, a Delaware limited liability company. Members of Global SPAC Sponsors LLC include the anchor investors and SPAC Partners — Global LLC, whose members include certain officers and directors of Global. The sole manager of Global SPAC Sponsors LLC is Global’s Chief Executive Officer and director, Bryant B. Edwards.

“Transactions”	means the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report includes the audited consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and presented in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal year 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal year 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal year 2023 and 2023 are references to the fiscal year ended December 31, 2023.

Unless otherwise stated or unless the context otherwise requires, the various equity amounts presented in this Annual Report do not reflect the Reverse Split.

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

v

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces; our ability to foster productive relationships with foreign governments; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information – 3.D. Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Gorilla expects to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for Gorilla;

●	If Gorilla does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected;

●	If Gorilla is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected;

●	Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected;

●	Gorilla has experienced strong growth in the last year, and if Gorilla fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected;

●	Gorilla relies, in part, on partnerships to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted;

●	Historically, a single customer has accounted for a material portion of Gorilla’s revenues and the Government of Egypt (the “GoE”) is anticipated to account for a material portion of Gorilla’s future revenues, so therefore, the loss of either such historical customer or the GoE as a customer could materially and adversely affect its business, results of operations and financial condition;

●	Gorilla anticipates that a material portion of its incoming capital inflows will be denominated in Egyptian pounds (“EGP”), and that such capital will need to be converted into U.S. dollars in order to fund Gorilla’s ongoing operations. Such conversions may take months under current market and regulatory conditions and leave Gorilla exposed to fluctuations in the value of EGP, which has lost value since Gorilla entered into the Egypt Contract (as defined below), which could materially impact Gorilla’s cash flow management;

●	A material portion of Gorilla’s revenues over the next three years is expected to come from the Egypt Contract (as defined below), and if the Company fails to meet its obligations under such contract, such anticipated revenues may not be fully realized;

●	Gorilla’s business depends on expanding its base of clients and generating new projects with maintenance services post-project completion for its clients, and its inability to expand its base of clients, or a loss of any of its clients or decline in their use of its services, could materially and adversely affect its business, results of operations and financial condition;

●	If Gorilla fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences, its products and services may become less competitive;

●	The market for Gorilla’s Smart City AI & Cybersecurity services and products is relatively new, and may decline or experience limited growth, and its business is dependent on its clients’ continuing adoption and use of its services and products;

●	The competitive position of Gorilla’s platforms depends in part on its ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of its platforms with such third-party products and services, its business, financial condition, and results of operations could be adversely impacted;

●	Gorilla partners with industry leading technology companies to provide end-to-end solutions for different verticals. If Gorilla is unable to develop and expand its relationships with such companies, then Gorilla’s business financial condition and results of operations could be adversely affected; and

●	The other matters described in the section titled “Risk Factors” of this Annual Report.

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

Gorilla’s future growth depends on its ability to enhance its existing services and introduce new services that achieve market acceptance and penetrate new markets. Therefore, Gorilla plans to incur substantial research and development costs as part of its efforts to develop and commercialize new services and enhance existing services. Gorilla’s research and development expenses were approximately US$3.70 million and US$14.11 million during the years ended December 31, 2023 and 2022, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect Gorilla’s future results of operations. In addition, Gorilla’s research and development program may not produce successful results, and even if it does successfully produce new services, those services may not achieve market acceptance, create additional revenue or become profitable.

Gorilla anticipates that a material portion of Gorilla’s future revenues will be from the Government of the Arab Republic of Egypt (“GoE”), and, therefore, the loss of this customer could materially and adversely affect its business, results of operations and financial condition.

The Firm-Fixed Price Contract for building a secure governmental air-gapped network for the GoE (the “Egypt Contract”), denominated in Egyptian pounds (“EGP”), includes revenues of approximately EGP 8.4 billion (the “Contract Price”) (over $270 million at the time of entry into the Egypt Contract, based on the exchange rate at the time of entry into the Egypt Contract in June 2023, or $272 million, based on the exchange rate as of December 31, 2023), excluding any transaction costs and fees associated with the conversion of EGP into U.S. dollars) to be paid in installments through 2026. The Egypt Contract is anticipated to account for a material portion of Gorilla’s future revenues. Gorilla’s ability to retain the GoE as a customer is dependent on factors, including, but not limited to the following:

●	Gorilla satisfying the conditions which banks chartered and doing business in Egypt impose on Gorilla for issuance of the letters of guarantee securing Gorilla’s performance required under the Egypt Contract;

●	Gorilla obtaining any financing needed to fulfill its obligations under the Egypt Contract;

●	Gorilla timely delivering the goods and services required by the Egypt Contract; and

●	Gorilla’s products and services passing any inspection(s) required by the Egypt Contract.

Failure to achieve or meet any of these factors may cause Gorilla to not be able to retain the GoE as a customer or otherwise limit Gorilla’s ability to realize the full benefits of the Egypt Contract. The loss of the GoE as a customer could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect Gorilla’s business, results of operations and financial condition.

The Government of Egypt’s obligations under the Egypt Contract are contingent on Gorilla obtaining and maintaining letters of guarantee from banks pursuant to which such banks shall partially guarantee to cover shortfalls on the part of Gorilla to fulfill its obligations under the Egypt Contract, and any failure to obtain and maintain such letters of guarantee could materially and adversely affect Gorilla’s business, results of operations, and financial condition.

The GoE’s obligations under the Egypt Contract are contingent on two letters of guarantee being issued by bank(s) chartered and doing business in Egypt. The letters of guarantee collectively guarantee any shortfall by Gorilla to perform under the contract in an amount equal to 12% of the aggregate value of the contract. Amounts subject to a 7% letter of guarantee (the “LGAP”) shall increase in the event of payments by the GoE (not including the EGP 600 million advance payment) or decrease in the event Gorilla provides goods and services required under the Egypt Contract, in each case, by 7% of the value of the payment made by the GoE or the services provided by Gorilla. The amounts subject to the other such letter of guarantee (the “LGP”) may increase in the event of certain delays in performance by Gorilla. The LGAP may be canceled upon the earlier of delivery of products with a value equal to 7% of the Contract Price and December 30, 2023. The LGP will be cancelled upon completion of the Egypt Contract.

Gorilla is required to provide partial or full collateral in the form of cash and/or letter of credit in order for the bank(s) to issue the letters of guarantees under the Egypt Contract. This can result in payments received (including the EGP 600 million advance payment) being temporarily collateralized for the letters of guarantee until expiration or cancelation by the issuing bank(s). Gorilla incurred such costs in connection with the issuance of both letters. This could temporarily impact Gorilla’s free cash for use in operations and prolong its working capital cycle and liquidity (notwithstanding the GoE’s payments to Gorilla in 2023).

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

Gorilla continues to invest significantly in growth opportunities, including the development of new technologies and services to meet its clients’ needs. For example, Gorilla and Lanner collaborated and introduced a new line of Security Convergence Devices which integrates AI-Based platform and enables organizations to proactively secure their networks without the need for manual intervention. Gorilla also continues to invest significantly in growth opportunities outside the Asia-Pacific and in particular the MENA region, the European Union and the United States. Gorilla considers its presence in these markets to be an important component of its growth strategy.

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

Historically, the first quarter of Gorilla’s fiscal year generally has relatively lower sales, and sales generally increase in each subsequent quarter with substantial increases during the fourth quarter ending December 31. Gorilla believes that this seasonality results from a number of factors, including:

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

Gorilla’s growth in recent years may obscure the extent to which seasonality trends have affected its business and may continue to affect its business. The material size of multi-year project in Egypt started in 2023 might impact the seasonality trends. Any new sizable business wins in the future also might obscure the historical seasonality in the business. Otherwise, we expect that seasonality will continue to materially impact Gorilla’s business in the future and may become more pronounced over time. The seasonality of Gorilla’s business may cause continued or increased fluctuations in its results of operations and cash flows, which may prevent Gorilla from achieving its quarterly or annual forecasts or meeting or exceeding the expectations of research analysts or investors, which in turn may cause a decline in the trading price of our ordinary shares.

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

Gorilla has experienced strong growth in the last year, and if Gorilla fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected.

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

Gorilla’s products and services are widely used by organizations of all sizes across a broad range of industries, including public sector. In 2023, we had 53 total customers. The GoE accounted for approximately 81% of Gorilla’s revenue in fiscal year 2023. The Criminal Investigation Bureau of Taiwan (“CIB”) accounted for approximately 13% of our revenue in fiscal year 2023. Gorilla’s relationship with these entities was built largely upon winning bids, of which these entities set out the specifications and the requirements of services or products, pursuant to the GoE’s project bidding process and Taiwan’s Government Procurement Act, which strictly governs the bidding process and the performance of the relevant obligations and agreements. Failure to (1) meet or maintain the qualifications specified in the tender documentations; (2) provide a competitive pricing with respect to certain project; or (3) perform obligations under the tender documentations or agreements with governmental agencies would lead to loss of bid and loss of customer or termination or cancellation of existing agreements with governmental agencies. Receipt of payment from the GoE for certain services performed by Gorilla under the Egypt Contract has taken longer than anticipated. An EGP 1.0 billion payment due in 2023 from the GoE has not yet been received. In addition, Gorilla has delivered certain goods to the GoE, for which delivery receipts are still pending. The loss of any of these customers could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

In Gorilla’s ordinary course of business, it has entered into multiple agreements with the two governmental entities pursuant to which revenue was generated during fiscal year 2023. The agreements between Gorilla and these entities govern the establishment of facilities and/or utilization of Gorilla’s technologies by these entities, the contents of which are in some or all cases subject to confidentiality provided in those agreements.

Gorilla’s largest customer is the GoE, who is also anticipated to be the Gorilla’s largest customer in 2024. The loss of this customer could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

Gorilla’s business depends on expanding our base of clients and our clients increasing their use of our services, and our inability to expand our base of clients, or a loss of any of our clients or decline in their use of our services, could materially and adversely affect its business, results of operations and financial condition.

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

The market for Gorilla’s Smart City AI & Cybersecurity services and products is relatively new, and may decline or experience limited growth, and our business is dependent on our clients’ continuing adoption and use our services and products.

The market for smart city services and products is emerging and may face decline or limited growth, with our business hinging on our clients’ ongoing adoption and utilization of these offerings. We have developed a video management system, IVAR® (Intelligent Video Analytics Recorder), which supports smart city functionalities. Through IVAR®, we provide our smart city services to a diverse client base that includes managed service providers, distributors, system integrators, and hardware manufacturers across various sectors such as healthcare, transportation, manufacturing, and retail. Our future success is closely linked to the expansion of the smart city market and the adoption of our services and products, including the real-time analytics capabilities of IVAR®.

The utilization of smart city technologies is still in its infancy, and there may be a lack of consumer awareness regarding the advantages of our offerings. If potential users do not recognize the benefits, they might turn to alternative solutions to meet their business needs. To scale our business and strengthen our market position, we plan to educate potential customers on the advantages of our offerings, broaden our service range, and introduce new technologies to enhance market acceptance and utilization of our platform. The expansion of our market reach will depend on various factors such as cost, performance, and perceived value of our offerings. If the smart city market does not grow substantially or if there is a fall in demand for our services or products due to lack of acceptance, technological hurdles, competing solutions, reduced expenditure by current and prospective clients, economic downturns, or other factors, our business, financial condition, and operational results could suffer significantly. The competitive edge of our platforms also partly relies on compatibility with third-party products.

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

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and the results of operations.

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

Gorilla’s quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Gorilla’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Gorilla’s business. These fluctuations could adversely affect Gorilla’s ability to meet its expectations or those of securities analysts or investors. If Gorilla does not meet these expectations for any period, the value of its business and its securities, or those of the combined company, could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing of revenues generated in any quarter;

●	Pricing changes Gorilla may adopt to drive market adoption or in response to competitive pressure; Gorilla’s ability to retain its existing customers and attract new customers;

●	Gorilla’s ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

●	Disruptions in Gorilla’s sales channels or termination of its relationship with partners;

●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from Gorilla or its competitors;

●	Fluctuations in demand pressures for Gorilla’s products;

●	The mix of services sold in any quarter;

●	Political and economic instability, including instabilities associated with the armed conflict in Ukraine and any conflict or threat of conflict that may affect Taiwan or Egypt;

●	The timing and rate of broader market adoption of Gorilla’s data service platform;

●	Market acceptance of Gorilla’s services and further technological advancements by Gorilla’s competitors and other market participants;

●	Any change in the competitive dynamics of Gorilla’s markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Changes in the source, cost, availability of and regulations pertaining to materials Gorilla uses;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

●	General economic, industry and market conditions, including trade disputes.

Adverse global economic conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.

As a global company, our performance is affected by global economic conditions as well as geopolitical issues and other conditions with global reach. Macroeconomic weakness and uncertainty, including inflation, slower growth or recession, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment and currency fluctuations make it more difficult for us to manage our operations and accurately forecast financial results. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Tensions between China and Taiwan remain ongoing and may escalate. Further, as a result of the movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect demand for our products and our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, Taiwan or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us.

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

To execute our growth plan, Gorilla must attract and retain highly qualified personnel. Competition where Gorilla maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. Gorilla has from time to time experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which Gorilla competes for experienced personnel have greater resources than Gorilla may attempt to recruit our highly skilled employees. In addition, certain domestic immigration laws restrict or limit Gorilla’s ability to recruit internationally. Any changes to Taiwan, United Kingdom, Egyptian or U.S. immigration policies that restrain the flow of technical key and professional talent may inhibit Gorilla’s ability to recruit and retain highly qualified employees. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Gorilla’s equity awards declines, it may harm Gorilla’s ability to recruit and retain highly skilled employees.

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

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

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

Our success and ability to compete depends, in part, on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in Taiwan, Egypt, the United States and other jurisdictions so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties may attempt to disclose, obtain, copy or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us or applied for in every country in which our platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in Taiwan and the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology.

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

Furthermore, outside of the EU, Gorilla continues to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws in the United States. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”) regulating the processing of personal data, which was enacted in August 2020. Also, on June 28, 2018, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although Gorilla believes that its Gorilla Vehicle Data Platform currently meets the requirements of the CCPA, to the extent the requirements of CCPA change or are expanded may increase Gorilla’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase Gorilla’s potential liability and adversely affect its business. For example, Virginia, Colorado, Utah, and Connecticut have adopted legislation similar to the CCPA that became effective in 2023, Texas, Montana, Oregon, and Florida have adopted such legislation that will become effective in 2024, Delaware, Iowa, New Jersey, and Tennessee have adopted such legislation that will become effective in 2025, and Indiana has adopted such legislation that will become effective in 2026. Broad federal privacy legislation has also been proposed. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal data. The CPRA went into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. Gorilla continues to invest time and resources in reviewing our technology and systems to meet the evolving data privacy regulations, be they GDPR, CCPA or others. Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity may require us to modify our business practices, limit our ability to develop new products and features and subject us to increased compliance obligations and regulatory scrutiny.

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

We are subject to privacy laws and regulations in Egypt, and compliance with these laws and regulations could impose significant compliance burdens.

We are subject to privacy laws and regulations in Egypt, including but not limited to the law entitled Protection of Personal Data (“Egyptian Data Protection Law”) issued under Resolution No. 151, enacted in July 2020. Application of this new law is pending the promulgation of certain executive regulations for implementation of the data privacy obligation on entities and is also impending establishment of the Data Privacy Authority provided for under such law. Should these executive regulations and the Data Protection Centre (as contemplated in the Egypt Data Protection Law) be enacted in the near future, it may increase our burden of compliance under the Egypt Contract.

Our sales to public sector customer are subject to a number of additional challenges and risks.

We derive much of our revenues from contracts with foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For our sales to these public sector customers, we must comply with laws and regulations relating to the formation, administration and performance of contracts, which affect how our partners and how we do business with governmental agencies. These laws and regulations provide public sector customers rights, many of which are not typically found in commercial contracts. Such rights may include price protection, the accuracy of information provided to the government, compliance with procurement integrity and government ethics, compliance with specified product certifications, product restrictions, pre-conditions for access to controlled or classified information, compliance with supply chain requirements, labor regulations, and other terms that are particular to public sector customers. The Egypt Contract is governed by Egyptian law and requires our employees to comply with Egyptian laws and regulations relating to non-Egyptian citizens working in Egypt. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to bid protests, contract cure actions, contract actions grounded in fraud, claims for damages or other relief, penalties, termination of contracts, loss of exclusive rights in our intellectual property, substantial audit or re-procurement costs and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business operations and financial results.

Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts, include:

●	changes in fiscal or contracting policies;

●	decreases in available government funding;

●	ability to adapt to public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our products;

●	changes in government procurement programs or applicable requirements;

●	changes in government sanctions programs and related policies;

●	changes in government regulations around the world related to, among other things, national defense, cybersecurity, supply chain security, and critical infrastructure designations;

●	noncompliance with laws, contract provisions or government procurement or other applicable regulations, or the perception that any such noncompliance has occurred or is likely;

●	changes in the political environment and budgeting, including before or after a change of leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

●	ability to obtain or maintain the organizational and personnel clearances required to perform on classified contracts for government customers, or to obtain or maintain security clearances for our employees;

●	changes to government certification requirements or approved product lists;

●	ability to maintain products on key government acquisition contracts;

●	an extended government shutdown or other potential delays or changes in the government appropriations or other funding authorization processes including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics;

●	changes in the duration of, and product expansion and offerings in, our contracts and subcontracts with government and prime contractor customers;

●	delays in the payment of our invoices by government or prime contractor payment offices; and

●	bid protests by competitors.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our products in the future or otherwise have an adverse effect on our business operations and financial results. To the extent that we become more reliant on contracts with government entities, including foreign government entities, in the future, our exposure to such risks and challenges could increase, which in turn could adversely impact our business.

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

Gorilla differentiates Hong Kong from People’s Republic of China (“PRC” or “mainland China”). Apart from the sovereign issues relating to Hong Kong and PRC, Hong Kong is still considered as an important portal for doing business and one of the global financial centers. Our operations in Hong Kong are a gateway to business relationships with our clients in South East Asia. Generally, there are no restrictions on foreign ownership in companies in Hong Kong, except for ownership in licenses in the broadcasting and cable industry, which we are not involved in such business operations. Hong Kong has in place monetary policy objectives to maintain a stable external exchange value of Hong Kong dollars, in terms of its exchange rate in the foreign exchange market against the US dollar. There are otherwise no foreign exchange controls in Hong Kong. There is generally a free flow of capital into and out of Hong Kong. Lastly, Hong Kong has no official ‘censorship’ law. The national security law (“NSL”) was enacted in 2020 which criminalizes four types of acts: secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security. Whether and how the NSL may apply to Gorilla will depend on the Gorilla’s nature of business. If changes are made to the current restrictions on foreign ownership of companies in Hong Kong, the foreign exchange controls or later amendments to NSL, our business operations in Hong Kong and the results of operation may be materially and adversely affected.

The PRC government may intervene or influence our operations in Hong Kong at any time, which could result in a material change in our Hong Kong operations and adversely impact our financial condition and the value of our ordinary shares.

Hong Kong is a special administrative region of PRC. Therefore, the PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations in Hong Kong as the PRC government deems appropriate to further achieve its regulatory, political and societal goals. The PRC government has published policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from the relevant governmental authorities to commence or continue to operate our business in Hong Kong, which may adversely affect our business, financial condition and results of operations. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong. Any such action, once taken by the PRC government, could adversely impact our financial condition and cause the value of our ordinary shares to significantly decline. In addition, if we were to become subject to the direct or indirect intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations in Hong Kong and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Risks Related to Gorilla’s Substantial Presence in Taiwan and Egypt

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

Gorilla’s offices and employees are primarily located in Taiwan, although Gorilla’s headquarters are located in the UK. Foreign economic downturns may affect our results of operations in the future. Additionally, other facts relating to the operation of Gorilla’s business outside of the U.S. may have a material adverse effect on Gorilla’s business, financial condition and results of operations, including:

●	international economic and political changes;

●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations and treaties;

●	lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, shopper protection laws, enforcement of intellectual property rights, laws dealing with shopper and data protection, privacy, encryption, denied parties and sanctions, and restrictions on pricing or discounts;

●	heightened exposure to fraud;

●	legal uncertainty in foreign countries with less developed legal systems (including Egypt);

●	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or customs formalities, embargoes, exchange controls, government controls or other trade restrictions;

●	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), which correlates with the scope of our sales and operations in foreign jurisdictions and operations in certain industries, such that an increase in such operations would increase risk of non-compliance with the aforementioned laws, and export control laws;

●	fluctuations in exchange rates, including the exchange rate of the Egyptian Pound, that may increase our foreign exchange exposure;

●	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

●	difficulties in achieving headcount reductions due to unionized labor and works councils;

●	restrictions on transfers of funds and assets between jurisdictions; and

●	China — Taiwan geo-political instability.

As Gorilla continues to operate its business, its success will depend in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could materially adversely affect Gorilla’s business, financial condition and results of operations.

Geographic areas in which Gorilla operates and plans to operate in the future have been and may continue to be subject to political and economic instability.

We have historically conducted much of our business in Taiwan and have only recently expanded our platform into Egypt. Our growth strategy is premised on the rapid expansion of our platform into emerging markets. Several of the countries in which we operate or plan to operate our business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, inability to fulfill our obligations under the Egypt Contract or other regions in which Gorilla may operate or expand. Contracts in developing nations, such as Egypt, may be delayed due to procedural hurdles prevalent in emerging governments. Civil unrest may inhibit our ability to realize the full benefits of the Egypt Contract. Political strife constitutes a force majeure under the Egypt Contract and may in certain conditions partially relieve the GoE or us of our obligations under the Egypt Contract. Any such developments and any other forms of political or economic instability in our markets may harm our business, financial condition and operating results.

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

Exchange controls, restrictions on the movement of capital out of Egypt, or other restrictions otherwise affecting our ability to convert EGP into currencies needed to fund our operations may have a material adverse effect on our results of operations, liquidity and financial condition.

Under the Egypt Contract, Gorilla expects to receive payments from the GoE in EGP. As a result, Gorilla anticipates that a material component of its capital inflows will be denominated in EGP in the immediate future. However, Gorilla does not anticipate that a material portion of its operational expenses will be denominated in EGP over such time frame. Consequently, Gorilla anticipates that most EGP that Gorilla receives as a result of the Egypt Contract will need to be exchanged for other currencies in order to fund the Company’s operations. The Central Bank of Egypt has quotas which limit the ability of Egyptian financial institutions to convert EGP to U.S. dollars. Companies that import “essential” goods are given priority for exchanges of EGP to foreign currencies by onshore institutions. The products provided by Gorilla (and its subcontractors) under the Egypt Contract currently qualify as “essential” goods. Thus, Gorilla anticipates that it will be a beneficiary of regulations that prioritize vendors like Gorilla for the purposes of effectuating currency exchanges at Egyptian financial institutions. However, even with this regulatory privilege, Gorilla anticipates that it may take months to convert EGP it receives under the Egypt Contract into U.S. dollars. Such delays could create challenges in managing Gorilla’s working capital needs, particularly if Gorilla is not able to accurately predict the timing of its receipt of U.S. dollars. Given the limited demand for EGP on overseas markets, Gorilla believes that the most viable mechanism to convert EGP into U.S. dollars is through financial institutions in Egypt, notwithstanding the fact that such processes may be time consuming and difficult to predict. In addition, regardless of whether Gorilla is able to quickly and efficiently convert EGP into U.S. dollars to satisfy this project’s working capital needs, if EGP depreciates relative to other currencies during the term of the Egypt Contract, such depreciation could have a material adverse effect on Gorilla’s results of operations, liquidity, and financial condition. If Gorilla is unable to convert EGP to other currencies when and as needed, Gorilla will be exposed to currency exchange risk relating to such retained funds denominated in EGP, which may adversely impact Gorilla’s profitability and subject Gorilla to significant foreign exchange risk, which could have a material adverse effect on Gorilla’s results of operations, liquidity and financial condition.

On March 6, 2024, the Central Bank of Egypt floated EGP against the U.S. Dollar. Subsequently, the quoted exchange rate of EGP against the U.S. dollar fell by approximately one-third, lowering the U.S. dollar value of the Egypt Contract. No EGP were converted into U.S. dollars prior to such event. Further currency fluctuations could have a material adverse effect on Gorilla’s results of operations, liquidity and financial condition.

International operations expose Gorilla to currency exchange and repatriation risks, and Gorilla cannot predict the effect of future exchange rate fluctuations on its business and operating results.

Gorilla has business operations in Taiwan and collaborative activities in the U.S. Substantial amounts of revenues are received and expenses are incurred in Egyptian Pounds, New Taiwan Dollars and U.S. Dollars, and going forward substantial amounts of revenues may be received and expenses may be incurred in different currencies. Thus, Gorilla has exposure to currency fluctuations. Gorilla cannot assure you that the effect of currency exchange fluctuations will not materially affect its revenues and net income in the future.

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

We are subject in certain jurisdictions where we have operations, such as certain countries in Asia and Egypt, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, we may need to obtain regulatory approval prior to the repatriation of funds from these jurisdictions. If needed, we will attempt to obtain applicable approvals in these jurisdictions, though there can be no assurance that such approvals will be obtained in a timely manner, or at all, or that we will timely obtain approvals in jurisdictions where we may seek to operate in the future. Central banks may restrict the ability of companies to convert local currencies into foreign currencies and impose other exchange controls. We may not be unable to adequately address such restrictions. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition.

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

It may be difficult to enforce a U.S. judgment against Gorilla, its officers and directors and any Taiwanese experts named in this Annual Report in Taiwan or the United States, or to assert U.S. securities laws claims in Taiwan or serve process on Gorilla’s officers and directors and these experts.

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

Prior to the Merger, Gorilla had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. Please refer to Item 15 of this Annual Report for detailed descriptions of our material weaknesses that have been identified and our planned remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in this Annual Report. This assessment includes disclosures of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. Our management has concluded that our internal control over financial reporting is not effective as of December 31, 2023 as disclosed in more details in Item 15 of this Annual Report. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not able to obtain sufficient appropriate evidence with the level at which our controls are documented, designed or operating.

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

Gorilla is a new public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Gorilla is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Gorilla is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Gorilla’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased Gorilla’s legal and financial compliance costs and made some activities more time-consuming and costly. The increased costs may reduce Gorilla’s net income or increase its net loss. For example, these rules and regulations make it more difficult and more expensive to obtain director and officer liability insurance and Gorilla may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Gorilla cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Gorilla to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

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

The projected financial and operating information appearing elsewhere in this annual report reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside of our control, including, but not limited to:

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

You may experience substantial dilution in the ordinary shares convertible from the Series A Convertible Preference Shares (the “Series A Preference Shares”) and Series B Convertible Preference Shares (the “Series B Preference Shares”, and together with the Series A Preference Shares, the “Preference Shares”) or exercisable from the Series A Warrants and the Series B Warrants. Holders of ordinary shares have experienced substantial dilution due to the issuance of Preference Shares and the adjustment in the conversion price of our Series A Convertible Preference Shares. In addition, holders of our ordinary shares may incur dilution due to issuances pursuant to the conversion of the Preference Shares and the exercise of outstanding options or warrants.

As of January 24, 2024, there were 518,793 ordinary shares subject to outstanding options at a weighted average exercise price of $1.17 per share, 20,000,000 ordinary shares issuable upon the exercise of Series A Ordinary Share Purchase Warrants at an exercise price of $1.50 per share, 8,250,000 ordinary shares issuable upon the exercise of Series B Ordinary Share Purchase Warrants at an exercise price of $1.50 per share and 9,582,724 ordinary shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $11.50 per share, subject to customary adjustments thereunder. In addition, as of April 30, 2024, there are 11,297,342 ordinary shares underlying Series A Preference Shares assuming a Series A Conversion Price (as defined below) of $0.602 per share and 16,611,296 ordinary shares underlying Series B Preference Shares assuming a Series B Conversion Price ((as defined below) and, together with the Series A Conversion Price, the “Conversion Prices”) of $0.602 per share. There are also 8,250,000 ordinary shares issuable upon the exercise of Series B Ordinary Share Purchase Warrants at an exercise price of $1.50 per share as of April 30, 2024.

In addition, the Conversion Prices may be reduced in the event we sell equity at a lower price than the then in effect Conversion Price and such sale is not an Exempt Issuance (as defined in the Certificates of Designation, as defined below). Exempt Issuances include, among other things, certain issuances of equity compensation to employees, officers and directors, equity grants approved by our board of directors prior to the date of execution of the Certificates of Designation, and other limited selling activity. However, in the event that the Company (i) raises capital while Preference Shares are outstanding, (ii) is unable to do so with equity securities at a price higher than the then in effect Conversion Price for such Preference Shares and (iii) such capital raise is not an Exempt Issuance, the effect of such capital raising activity would reduce the Conversion Price for such Preference Shares to the lower of (a) the lowest daily volume weighted average price for the five trading days following the public announcement of the execution of such issuance and (b) the effective price per share of the ordinary shares offered in connection with such issuance, but, in the case of the Series B Preference Shares, not less than $2.00. This would allow the holders of the Preference Shares to receive a greater amount of ordinary shares in connection with conversion of the Preference Shares, leading to greater dilution to holders of ordinary shares.

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

As discussed above, Gorilla is a foreign private issuer and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gorilla on June 30, 2024. In the future, Gorilla would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. As of this date, Evan Medeiros, Gregg Walker, Daphne Huang and Rajesh Natarajan are either U.S. citizens or residents, while our remaining directors and executive officers are not U.S. citizens or residents. If Gorilla loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Gorilla would also have to mandatorily comply with U.S. federal proxy requirements, commence reporting its financial statements in accordance with U.S. GAAP and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Gorilla would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

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

Gorilla’s quarterly operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;

●	profitability of Gorilla’s products, especially in new markets and due to seasonal fluctuations;

●	changes in interest rates;

●	impairment of long-lived assets;

●	macroeconomic conditions, both internationally and locally;

●	fluctuations of exchange rates;

●	changes in consumer preferences and competitive conditions;

●	expansion to new markets; and

●	fluctuations in commodity prices.

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

On November 3, 2023 Gorilla received a letter from Nasdaq notifying the Company that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). As a result of the Reverse Split, the Company regained compliance with Nasdaq Listing Rule 5550(a)(2). However, there can be no guarantee that the Company will maintain compliance with Nasdaq’s listing rules going forward.

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

4.B. BUSINESS OVERVIEW

Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, with operations and established distribution and sales channels in Asia Pacific and other key regions around the world, including the United States, Europe, the Middle East and Latin America.

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

Our proprietary machine learning and deep learning algorithms are foundational to our products and services, which enable our customers to securely move, store and analyze data for use in biometric authentication, account management, device management, business intelligence, and other applications. We divided our products and services into two segments, namely Video IoT and Security Convergence, each containing the video intelligence and Internet of Things (“IoT”) and convergence of information technology (IT) and operational technology (OT) security solutions, respectively.

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

As of December 31, 2023, we have been deploying our products and solutions in offices, highways, train stations, parking buildings, airports, ports, city traffic, logistics of air-freight and container ships, city police departments, national law enforcement agencies, a national weather bureau, a national ocean affairs council, and correctional facilities, among many other vertical entities to collect, process, and analyze raw data in order to create actionable data points for our customers, among many other vertical businesses.

An Overview of Our Business

Edge AI significantly underlies Gorilla’s business offering. When data is processed at a network’s “edge” (or where the data is generated and consumed) on devices where it was originally created it lessens the need for additional computation or power requirements or traditional hardware and software, not to mention the bandwidth needed in constantly pushing video data from edge to server. There are four primary advantages to moving AI processing to the edge:

●	Highly economical and cost-effective. Moving AI processing to the edge reduces the quantity of data processed by larger devices, which have become computationally more powerful, and reduces the volume of data being transferred to the cloud.

●	Faster speeds for processing and storage. Latency for real-time processing is minimized by keeping and processing data closer to the edge.

●	Ensures security and reduces disruption. Keeping data on the local device and dispersing storage, processing and applications across a variety of devices and data centers ensures security and prevents the entire network from being brought down by a single outage.

●	Reliable connections and workflows. Our proprietary edge AI virtualization technology enables a highly dependable mesh architecture for distributed computing and storage, especially inside the low latency of a 5G Private Network and minimizes workflow interruptions due to network outages.

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

AI Big Data Platform

Edge AI devices not only process various types of structured data but can also analyze and transform unstructured video and image data into structured data via deep learning, a form of AI technology.

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

Gorilla provides a variety of AI solutions and services that combine video analytics and IoT technology to deliver business intelligence insights for improving performance in sales, operations and understanding of customer needs. Smart cities, commercial and major enterprise settings, in retail and hospitality, and academia are just a few of the key industries where this technology is already implemented. While security and safety are at the root of these solutions, governments and enterprises are using Gorilla’s vertical solutions and services in new and innovative ways, like to ease traffic congestion or better manage customers in a busy retail environment.

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

Scenarios		Benefits
●	Enhanced Post-pandemic management (ID & temperature checking, AI social distancing)	●	Best Cost & Performance: - Improve predictive maintenance & performance operation management

●	Public space customers entrance control	●	Low Latency:
- Edge AI & data analytics to shorten data transform latency & response time (detect dangerous situations and respond on time)

●	Traffic violation & abnormal situation notification	●	Advanced Security:
- On-site big data collection & analytics for instant response & decision making

●	Intelligent Transportation System connected with road site unit (includes traffic light signal)	●	High Reliability: - Vertical certificated AI appliance & SaaS, and provide AI training/machine learning eco-system

Industrial

●	Automobiles

●	Energy & Oil

●	Manufacturing & Robotics

●	Architecture & Construction

●	Medical Instruments

●	Defense

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

Scenarios	Benefits
AI plug-in instrument for vertical based scenario (production line, operation/medical process)	●	Best Cost & Performance: - Improve predictive maintenance & provide performance operation management

Automatically vehicle/people access control & management	●	Low Latency: - Edge AI & data analytics to shorten data transform latency & response time (detect dangerous/abnormal situations on time)

Risk prediction and real-time alerting	●	Advanced Security - Big data collection & analytics for prediction and instant response & decision making

	●	High Reliability - AI Appliance & SaaS for easy plug & play, and provide AI training/machine learning eco-system

Commercial

●	Retail

●	Healthcare

●	Education

●	Financial & Banking

●	Telecommunication

●	Data Center & ISP

Scenarios		Benefits
●	Shopper Behavior Analysis - Shopper Demographics - Number of Passers/Visitors - Shopper Path	●	Best Cost & Performance - Increase customer loyalty - Precise marketing and promotion - Less human resource since customer self-service POS/Kiosk

●	Heatmap - Customer Stay Time - Best Sellers	●	Low Latency - Interactive& real time response for customer service - Real-time alert when abnormal physical/cyber behavior occurs

●	Membership/VIP - Loyal customer target based special service - Watch list	●	Advanced Security - Lost prevention: prevent money loss and intrusion - Prevent malware/ransomware attack

●	POS/Merchandise - Customer type/behavior and shopping item connection & analytics	●	High Reliability - Easy Plug & play AI Appliance with high stability - Multi-tenancy AI SaaS with data backup mechanism

●	Loss Prevention - Prevent money loss from improper operation & robbery

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

Scenarios	Benefits
Target vehicle/people search & tracking	●	Best Cost & Performance:

Watch list target monitoring & alerting		- Easy integration with existing device/Infrastructure — provide performance operation management
Abnormal behavior detection
	●	Low Latency:
Criminal investigation big data analytics		- Edge AI & data analytics to shorten data transform latency & response time (detect dangerous target/situations on time)
National level cyber security
	●	Advanced Security:
- Big data collection for criminal investigation & public safety analytics
- Intelligent data/device/network/s cyber security

	●	High Reliability:
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

To provide various and highly accurate insights in edge computing, we use a combination of machine learning and deep learning. All of the data is encrypted, and the service is protected by our endpoints and network security solution. Edge AI is the cornerstone of our product and service offerings, and it underlies our entire array of solutions.

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

Our OT Security Appliance includes the following:

●	NetProbe is an AI-based intrusion detection and prevention system that learns localized cyber-attack patterns and blocks threats from outside of your network, ensuring the safety and security of your data.

●	NetTrap imitates many network services and HW devices to broaden the breadth of threat detection. It adopts AI-based technology that detects suspicious activities in your networks. It can also isolate and control cyber risks before they occur, preventing internal users or devices from connecting to hostile IPs with or without their awareness. By utilizing automated methods and deep learning to identify harmful websites, network administrators can save time.

●	EdgeGuard recognizes threat patterns and prevents attacks from outside the network. EdgeGuard is a cybersecurity system designed for tough industrial OT environments. It leverages edge AI to identify cyber threats and offers a comprehensive protection system.

●	FR-MOTP strengthens authentication processes by combining facial recognition with a one-time password sent to a mobile device. The additional stages of verification protect IT and OT systems from identity theft and brute force attacks.

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

Proliferation of AI and Machine Learning

The value of AI and machine learning in driving innovation in technology has grown considerably over the last decade. Recent growth in the use of large language models, or LLMs, brought public attention to the capabilities of AI. The automation of processing vast amounts of data is a key concern of many businesses, organizations and individuals globally and helps stakeholders make sense of data to realize potential.

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

Marketing and Sales

Within Asia, Gorilla believes it has established a strong brand and is recognized as one of the leading companies in edge AI technology, IoT technologies and cybersecurity products and services. Gorilla believes that its reputation as a reliable and proven partner in Asia, as well as its well-publicized ties with top firms like Intel, will allow for further worldwide brand recognition.

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

The majority of Gorilla’s global sales forces are based in Taiwan, Bangkok, Thailand, London, UK, and Cairo, Egypt. We plan to expand our sales force in strategically selected regions such as EMEA, where we find higher new business growth.

Research and Development

Gorilla has invested a significant amount of time and resources into research and development in order to expand our product line, improve our current product and service offerings and further drive our efficiency.

Our development process takes place in Taipei, Taiwan and, as of December 31, 2023, our expenses for R&D activities constitute approximately 6.1% of our revenue. As we reach the maturity of our product offerings, R&D expenses will likely decrease, but will continually constitute a large portion of our use of proceeds in order to maintain our innovative approach to the market.

As of December 31, 2023, we had more than 44 employees within our R&D department, and approximately 80% of the R&D employees hold master degrees or philosophy doctor degrees in ICT, Physics or Math. Approximately 68% of our R&D employees have over 10 years of professional experience in the relevant vertical fields.

Intellectual Property

The ability of Gorilla to develop and maintain proprietary IT and OT is crucial to our success.

Gorilla currently holds 28 patents. Of the total 28 patents, 14 are located in Taiwan (expiring between 2030 and 2039), 7 are located in China (expiring between 2029 and 2037), 1 is located in United Kingdom (expiring in 2024), and 6 are located in the United States (expiring between 2031 and 2040). Our applications in China, the United States, Europe, and Hong Kong with Patent Cooperation Treaty (“PCT”) are still pending. Our patents relate to hardware platforms, AI models, AI appliances and AI SaaS modules.

In addition to our patents, Gorilla relies on copyright and trademarks to protect our software and marketing materials. Gorilla currently holds 27 trademarks, all of which are granted. Out of the total 27 trademarks, 13 are located in Taiwan, 4 in the United States, 1 in China, 2 in Australia, 2 in Japan, 4 in United Kingdom, and 1 in Europe. Gorilla currently holds 7 different domain names covering our business operations, 3 of which are currently not in use.

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

In Taiwan, a major market where Gorilla’s revenues come from, the facial recognition technology is comprehensively used by Gorilla’s customers to collect and process PII, therefore Gorilla and its customers are subject to Taiwan’s Personal Data Protection Act and the Enforcement Rules thereof.

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

Criminal Investigation and Security Surveillance

Gorilla’s services are utilized by its customers who are regulatory authorities empowered to conduct criminal investigations and transportation/public facilities (airports, seaports, railway stations and hospitals) authorized to conduct security surveillance for the protection of public safety. Gorilla’s processing and sharing of data with such customers are subject to local laws and regulations regarding human right protection. Gorilla ensures that all services and data provided to its customers are authorized by applicable laws and/or court writs. For example, Gorilla has entered into multiple agreements with CIB, a criminal investigation agency in Taiwan, during fiscal year 2022 and 2023. Such agreements were either for the provision of integrated systems with the duration ranging from 1 to 2 years or system maintenance projects which were mostly on a one-year basis. As to the provision of integrated systems, Gorilla established certain integrated systems (including AI algorithm, big data analysis, other software and hardware) for CIB’s criminal investigation works, including, among others, mobile telecommunication surveillance, suspected vehicle image data analysis, internet hacking investigation, internet-based crime information analysis, AI criminal investigation and tracking, etc.

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

Legal Proceedings

Gorilla may become involved in actions, claims, litigation, and other legal proceedings occurring in the ordinary course of its business from time to time, including assertions by third parties relating to intellectual property infringement, contract or warranty breaches, or employment-related matters. In January 2024, SeeQuestor Limited (“SeeQuestor”) filed a breach of contract claim against Gorilla and Gorilla Technology UK Limited (“Gorilla UK”) in the Chancery Division of the High Court of England & Wales, seeking approximately $2.5 million in connection with an agreement to assign certain intellectual property rights of SeeQuestor to Gorilla UK. In February 2024, Gorilla and Gorilla UK filed their defence and counterclaims against SeeQuestor for breach of contract, fraudulent misrepresentation and deceit. Gorilla and Gorilla UK cannot predict the ultimate outcome of this proceeding. An adverse ruling or decision in this proceeding may negatively affect Gorilla and Gorilla UK’s business, financial condition, liquidity or results of operations.

Except as otherwise disclosed above, Gorilla is not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in its favor, would have a major adverse effect on Gorilla’s business, financial condition or results of operations, either individually or in the aggregate.

4.C. ORGANIZATIONAL STRUCTURE

The following diagram shows the current structure of Gorilla Technology Group Inc. and all subsidiaries thereof.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters are located in London, United Kingdom, with leased office. Additionally, we own an office in Taipei, Taiwan, with approximately 1,910.4 square meters. Our headquarters houses our Chief Executive Officer’s office and operations. We also have material business units in Taiwan, which include Video IoT & Security Convergence, R&D, general administrative, human resources and finance & accounting. In addition, we have business units in India (R&D, Customer Success, Business Operations) and Egypt (Sales, Procurement).

We lease additional offices around the world, including in India and Egypt.

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

You should carefully review and consider the information regarding our financial condition and results of operations set forth under the section titled “Operating and Financial Review and Prospects” in our Form 20-F filed with the Securities and Exchange Commission on April 28, 2023, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2022 to fiscal year 2021.

5.A. OPERATING RESULTS

Overview

Gorilla Technology Group Inc. (Gorilla, the “Company” or the “Group”) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, with operations and established distribution and sales channels in Asia Pacific and other key regions around the world, including the United States, Europe, the Middle East and Latin America.

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

Business Combination and Public Company Costs

On December 21, 2021, Gorilla entered into the Business Combination Agreement with Global SPAC Partners Co. (“Global SPAC”). Pursuant to the Business Combination Agreement, Gorilla Merger Sub, Inc. a wholly owned subsidiary of Gorilla, merged with and into Global SPAC with Global SPAC surviving the merger. As a result of the Merger, and upon consummation of the Marger and other transactions contemplated thereof, Global SPAC became a wholly owned subsidiary of Gorilla, with the security holders of Global SPAC becoming security holders of Gorilla.

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

As a consequence of the Merger, the Gorilla ordinary shares are registered under the Exchange Act and listed on Nasdaq, which require Gorilla to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Gorilla is incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Trends and Key Factors Affecting Gorilla’s Performance

The performance of our business depends on a number of factors, such as the following.

Adoption of Gorilla’s product and service offering

Gorilla’s future success depends on a large part on the market adoption of our product and services and the level to which they can be integrated into their pre-existing information technology (“IT”) and operational technology infrastructure. While Gorilla sees growing demand for our platform, particularly from government entities, seeking access to our product and service offerings, it is difficult to predict customer adoption rates and future demand. We believe that the benefits of our platform put it in a strong position to capture the significant market opportunity ahead.

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

Egypt Contract

On June 26, 2023, Gorilla entered into a Firm-Fixed Price Contract for building a secure governmental air-gapped network (the “Egypt Contract”) with the Government of the Arab Republic of Egypt (“GoE”). The Egypt Contract, which is denominated in Egyptian pounds (“EGP”), entitles Gorilla to receive approximately EGP 8.4 billion (the “Contract Price”) (over $270 million at the time of entry into the Egypt Contract, based on the exchange rate at the time of entry into the Egypt Contract, or $272 million, based on the exchange rate as of December 31, 2023) over a four-year term for delivery of certain goods and services to the GoE. Gorilla would receive an advance payment of EGP 600 million (or $19 million, based on the exchange rate as of December 31, 2023) at signing (which has been received), and the payment plan provides that Gorilla would receive approximately EGP 1.0 billion in 2023 (which has been delayed), EGP 3.0 billion in 2024, EGP 3.1 billion in 2025, and EGP 740 million in 2026, due upon delivery of certain milestones (or $32 million, $97 million, $100 million and $24 million, respectively, assuming such exchange rate).

Pursuant to the Egypt Contract, Gorilla shall provide certain enumerated goods and services (collectively, the “Products”) to the GoE. The Products are subject to inspection by the GoE at Gorilla’s expense in accordance with procedures outlined in the Egypt Contract. Many of the Products consist of hardware and software developed by approved third-party vendors procured by Gorilla (which Gorilla is obligated to deliver), while other Products rely on Gorilla’s proprietary technologies. Gorilla is generally responsible for integrating and installing all technologies into an operational system. Goods delivered under the Egypt Contract are subject to a warranty that expires 12 months after delivery by default, with certain Products subject to separate warranties.

Gorilla’s performances under the Egypt Contract are secured by two letters of guarantee pursuant to which Gorilla induced bank(s) chartered in Egypt to guarantee an amount initially equal to 12% of the total value of the Contract Price. The first letter (the “LGAP”) has been issued by a bank. The LGAP guarantees the amount due and payable to Gorilla at signing of the Egypt Contract (EGP 600 million, or 7% of the Contract Price). To issue the LGAP, the bank required that Gorilla reserve the EGP 600 million payment from the GoE in a collateralized account while the LGAP remains outstanding. The amount subject to the LGAP may be reduced by an amount equal to 7% of the contract value of the Products provided to the GoE prior to such reduction (after offsetting for any prior reductions by Gorilla); and increased by an amount equal to 7% of any payment (excluding the payment due at signing) by the GoE under the Egypt Contract. Under the terms of the LGAP, such letter will be delivered to the issuing bank on the earlier of the date of delivery of Products having a value of 7% of the Contract Price or December 30, 2023. A second letter of guarantee (the “LGP”), with respect to 5% of the Contract Price was delivered in 2023. The amount subject to the LGP is subject to increase in the event of certain delays in performance by Gorilla. Under the terms of the LGP, such letter will be delivered to the issuing bank upon the satisfaction and discharge of the Egypt Contract, including satisfaction of a 12-month warranty for goods delivered.

The GoE may terminate the Egypt Contract with written notice upon breach by Gorilla (which would generally include any delay in the delivery of Products longer than two months, or the failure to deliver replacements for Product(s) that were rejected upon inspection), subject to a 30-day cure period. In the event of such termination, Gorilla would be required to reimburse the GoE for excess costs incurred by the GoE in connection with obtaining substitute products. The GoE is responsible for payment of all Products delivered and accepted prior to termination. Any dispute under the Egypt Contract is subject to arbitration, with one arbitrator to be selected by Gorilla, one by the GoE, and another to be selected jointly. The Egypt Contract is governed by Egyptian law.

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

Overview

The results of certain key business metrics are as follows:

	Year Ended
	December 31
Items	2023	2022
	(dollars in thousands)
Revenue	$64,695	$22,409
Cost of revenue	(19,976)	(14,072)
Gross margin	44,719	8,337
Operating expense	27,660	94,844
Operating income (loss)	17,059	(86,507)
Net income (loss)	$13,496	$(87,537)
Number of contracts of sales	197	254

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

Reseller

Under our typical reseller agreement, resellers purchase Gorilla products and set their own prices for the end customer’s license of our product line. Resellers earn the difference on the purchase price from Gorilla and the price they set to provide the products and services to end customers. Warranty coverage is maintained by Gorilla. However, the reseller provides maintenance services to customers.

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

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with Gorilla’s research and development and product development teams, including salaries, benefits, bonuses, and share-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing Gorilla’s platform, and computer equipment, software, and subscription services dedicated for use by its research and development and organization. Gorilla expects that our research and development expenses, in the long run, will increase as a percentage of our annual sales as our business grows and related labor cost increases due to the inflation and competitive employment market demands for talented people and will continue to maintain a relatively large expenditure to maintain our innovative approach to the market.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with Gorilla’s sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consultation and advertising costs. Gorilla expects these costs, in the long run, to increase over time as our expansion into different markets continues and additional tools and personnel are implemented.

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

Gorilla expects increases in sales and marketing expenses with:

●	the establishment of sales support operations for AI manufacturer ecosystems in Taiwan, Indonesia, Thailand, Malaysia, Singapore, US, Europe and Egypt; and

●	enhancement of technical support for AI models to device manufacture, AI Appliances to distributors and system integrators, and AI SaaS to telecommunication and managing service providers in US, Europe, Middle East and Africa, Latin America, India and expand the local support in Australia, Thailand, Indonesia, Singapore, Malaysia, Vietnam, Egypt and Japan. Gorilla expects that our sales and marketing expenses will grow in absolute dollars as well as a percentage of its revenue over time as Gorilla grows its business.

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

Following the closing of this Merger, Gorilla has incurred additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses, in the long run, will increase in absolute dollars as our business grows.

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

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Form 20-F. The following table sets forth Gorilla’s consolidated results of operations data for the years presented:

Year Ended December 31, 2023 Compared with to Year Ended December 31, 2022

The following table summarizes our historical results of operations for the years indicated:

	Year Ended December 31
	2023		2022
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Revenue	$64,695	100.0%	$22,409	100.0%	$42,286	188.7%
Cost of revenue	(19,976)	-30.9%	(14,072)	-62.8%	(5,904)	42.0%
Gross profit	44,719	69.1%	8,337	37.2%	36,382	436.4%
Operating expense	27,660	42.8%	94,844	423.2%	(67,184)	-70.8%
Financial income (expense), net	(48)	-0.1%	(599)	-2.7%	551	-92.0%
Income (loss) for the year	$13,496	20.9%	$(87,537)	-390.6%	$101,033	-115.4%
Total comprehensive income (loss) for the year	$12,821	19.8%	$(89,202)	-398.1%	$102,023	-114.4%

Net Revenue:

Net revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in net revenue are as follows:

	Year Ended December 31
	2023		2022
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$61,790	95.5%	$12,711	56.7%	$49,079	386.1%
Video IoT	$2,905	4.5%	$9,698	43.3%	$(6,793)	-70.0%
Total	$64,695	100.0%	$22,409	100.0%	$42,286	188.7%

Our revenue increased by $42.29 million, or 188.7%, to $64.70 million for the year ended December 31, 2023 compared to approximately $22.41 million for the year ended December 31, 2022. For segment disclosure, our revenue increased by $49.08 million, or 386.1% in security convergence and decreased by $6.79 million, or -70.0% in Video IoT for the year ended December 31, 2023, compared to the year ended December 31, 2022. The primary reasons for the increase in the revenue from the security convergence segment are due to the Egypt Contract initiated in 2023, while the primary reasons for the decrease in the revenue from the Video IoT segment is our business focus shift to our security convergence segment since 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment. Such shift to our security convergence segment continued to grow in 2023.

Cost of Revenue:

Cost of revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in cost of revenue are as follows:

	Year Ended December 31
	2023		2022
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$18,228	29.5%	$8,997	70.8%	$9,231	102.6%
Video IoT	$1,748	60.2%	$5,075	52.3%	$(3,327)	-65.6%
Total	$19,976	30.9%	$14,072	62.8%	$5,904	42.0%

Our cost of revenue increased by $5.90 million, or 42.0%, to $19.98 million for the year ended December 31, 2023, compared to $14.07 million for the year ended December 31, 2022. For segment disclosure, our cost of revenue increased by $9.23 million, or 102.6% in security convergence and decreased by $3.33 million, or -65.6% in Video IoT for the year ended December 31, 2023, compared to the year ended December 31, 2022. The primary reason for the increase in the cost of revenue from the security convergence segment is the progress cost incurred for the Egypt Contract associated with the increase of revenue. As a percentage of revenue, cost of revenue of security convergence decreased significantly comparing 2023 with 2022 which is primarily due to the fact that majority of 2023 revenue related to high margin technical service provided under the Egypt contract. The primary reason for the decrease in the cost of revenue from Video IoT segment is the decrease in hardware, software and service costs associated with the overall decrease in the revenue in this segment. We have been trying to change in business focus to our security convergence segment starting from 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment, the increase in costs in security convergence segment and the decrease in costs in the Video IoT segment in 2023 was the result of our shifting of business focuses.

Gross Margin:

Gross margin by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in gross margin are as follows:

	Year Ended December 31
	2023		2022
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$43,562	70.5%	$3,714	29.2%	$39,848	1,072.9%
Video IoT	$1,157	39.8%	$4,623	47.7%	$(3,466)	-75.0%
Total	$44,719	69.1%	$8,337	37.2%	$36,382	436.4%

Our gross margin increased by $36.38 million to $44.72 million for the year ended December 31, 2023, compared to $8.34 million for the year ended December 31, 2022. As a percentage of net revenue, gross margin increased 31.92% to 69.1% for the year ended December 31, 2023.

For segment disclosure, as a percentage of net revenue, gross margin of our security convergence segment increased 41.3% to 70.5% for the year ended December 31, 2023. The increase in gross margin was primarily driven by higher margin from the primarily service driven revenue in the Egypt Contract, which was the primary driver for the increase of revenue in 2023.

As a percentage of net revenue, gross margin of our video IoT segment decreased 7.9% to 39.8% for the year ended December 31, 2023. The decrease in gross margin was primarily driven by the composition of more hardware and less software and service demanded by the customers. Generally hardware sales has lower gross margin than software and services sales.

Operating Expenses:

	Year Ended December 31
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Research and development	$3,702	$14,110	$(10,408)	-73.8%
Sales and marketing	$1,563	$3,644	$(2,081)	-57.1%
General and administrative	$16,558	$9,192	$7,366	80.1%
Share listing expenses	$-	$70,105	$(70,105)	-100.0%
Expected credit losses	$12,153	$-	$12,153	100.0%
Other (income) loss, net	$(283)	$(984)	$701	-71.2%
Other (gain) loss, net	$(6,033)	$(1,223)	$(4,810)	393.3%
Operating expense	$27,660	$94,844	$(67,184)	-70.8%
Financial income (expense), net	$(48)	$(599)	$551	-92.0%
Income (loss) for the year	$13,496	$(87,537)	$101,033	-115.4%
Total comprehensive income (loss) for the year	$12,821	$(89,202)	$102,023	-114.4%

Research and Development

Research and development expenses decreased by $10.41 million, or -73.8%, to $3.70 million for the year ended December 31, 2023, compared to $14.11 million, for the year ended December 31, 2022. The decrease was primarily due to manpower that previously participated in R&D projects being transferred to the technical service and software customization work of the project for the GoE, and partially contributed by our cost reduction plan in the first half of the year to reduce workforce in order to cut down the personnel related expenses.

Sales and Marketing

Sales and marketing expenses decreased by $2.08 million, or -57.1%, to $1.56 million for the year ended December 31, 2023, compared to $3.64 million, for the year ended December 31, 2022. The decrease was primarily due to less marketing efforts in promoting our AI appliances in 2023, as well as our cost reduction plan to reduce workforce in order to cut down the personnel related expenses.

General and Administrative

General and administrative expenses increased by $7.37 million, or 80.1%, to $16.56 million for the year ended December 31, 2023, compared to $9.19 million, for the year ended December 31, 2022. The increase was primarily due to increased traveling, rental, and amortization expenses, and additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, executive salaries, and increased legal fees.

Share Listing Expenses

Share listing expense represents non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger. Share listing expenses totaled $70.11 million for the year ended December 31, 2022. There were no such expenses for the year ended December 31, 2023.

Expected Credit Loss

Expected credit loss was $12.15 million for the year ended December 31, 2023, vs. none for the year ended December 31, 2022. The increase was due to full reserve of long past due receivable balance from selective customers.

Other (Gain) Loss, Net

Other gain increased by 393% to $6.03 million for the year ended December 31, 2023, compared to $1.22 million for the year ended December 31, 2022. The increase was primarily due to gains on financial assets and liabilities at fair value.

Financial Income (Expense), Net

	Year Ended December 31
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Financial income (expense), net	$(48)	$(599)	$551	-92.0%

Financial income (expense), net decreased by $0.55 million, or -92.0%, to $0.05 million for the year ended December 31, 2023, compared to $0.60 million, for the year ended December 31, 2022. The decrease in expenses was primarily driven by the interest income earned from bank deposits and financial assets measured at amortized costs.

Income Tax Benefit (Expense)

	Year Ended December 31
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Income tax benefit (expenses)	$(3,516)	$(430)	$(3,086)	717.7%

Income tax expenses increased by $3.08 million, or 717.7%, to $3.52 million for the year ended December 31, 2023, compared to $0.43 million, for the year ended December 31, 2022. The increase was primarily due to significant increase of net income for the year ended December 31, 2023.

Quarterly Revenue Trends

Gorilla’s revenue generally increased sequentially in each of the quarterly periods presented due to the fiscal year and procurement cycle of our customers. We generally experience seasonality in the timing of the execution of our contracts as we typically execute many of our contracts in the fourth quarter due to the fiscal year ends and procurement cycles of our customers. In certain instances, we have experienced a decline in revenue in the six months ended December 31 followed by sequential increases in revenue throughout the year as a result of the timing of when contracts are executed and the period of performance begins. Because we recognize the majority of our revenue based on project phase completion over the contractual term with respect to the multi-year contracts, a substantial portion of revenue recognized each period is from agreements that we entered into during previous periods. As such, increases or decreases in such multi-year contracts with new or existing customers may not immediately be reflected as revenue for that period.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our consolidated financial statements included elsewhere in this Form 20-F.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our capital requirements have primarily been for the short-term working capital required for the Egypt Contract, capital expenditures related to research and development, debt service, and operating expenses. The March 2024 EGP devaluation against USD will negatively impact our cash flow from operations in the next few years since the Egypt Contract is fixed price EGP while we incur project costs mainly in USD. Historically, we have generated negative cash flows from operations and have financed our operations through the borrowings under our credit facilities, equity contributions and payments received from our customers. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through capital markets (including through the Sales Agreement, as defined below) and future borrowings. To the extent we choose to seek additional financing in the future (whether for the Egypt Contract, development, acquisition opportunities as they arise or the refinancing of the financing facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt or equity financing from banks and the capital markets.

Our cash, cash equivalents as of December 31, 2023 was $5.31 million. Restricted cash and time deposits with maturity over three months but less than a year were $27.83 million. Contract assets related to the Egypt Contract as of December 31, 2023 was $34.2 million which was expected to be converted to accounts receivable with anticipated progress payment from the GoE in the subsequent year. Net working capital as of December 31, 2023 was $23.2 million. We had $4.48 million of availability for borrowings under our revolving loan facility.  Our short-term bank borrowings as of December 31, 2023 was $13.45 million. In addition, as of December 31, 2023, our shareholders’ loans were $3.00 million and our long-term bank borrowings, including current portion, was $8.64 million. In September 2023 and February 2024, the Company closed a $25 million preferred convertible financing and a $10 million preferred convertible financing, respectively. Additionally, the Company has access to capital markets for new equity and debt financing, to support its operational and new business liquidity needs.

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

After taking into the amount of anticipated cash from operations, cash and cash equivalent, time deposits recognized under financial assets at amortized cost (restricted cash), current and unused credit lines from bank loans, we anticipate raising cash or some other form of financing to meet our obligations on a timely basis for the next 12 months from the date our financial statements as of and for the year ended December 31, 2023 was authorized for issuance. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the prompt receipt of customer payment of the Egypt Contract, successful execution of our business plan, general economic conditions and working capital management.

The following table shows a summary of Gorilla’s cash flows for the years presented (dollars in thousands):

	Year Ended December 31
	2023	2022
Net cash used in operating activities	$(9,429)	$(8,774)
Net cash used in investing activities	$(38,694)	$(1,926)
Net cash provided by financing activities	$29,733	$23,607
Net decrease in cash and cash equivalents	$(17,690)*	$13,052 *

*	The amounts included the effect of foreign exchange rate changes.

Working Capital

Year Ended December 31, 2023

As of December 31, 2023, we had a working capital of $23.19 million. This was due to the following:

●	Our cash and cash equivalents and our current account of financial assets at amortized cost were $16.69 million more than short-term borrowings, and

●	Our accounts receivable of $1.45 million was $9.60 million lower than the accounts and notes payable.

Year Ended December 31, 2022

As of December 31, 2022, we had a working capital of $19.50 million. This was due to the following:

●	Our cash and cash equivalents and our current account of financial assets at amortized cost were $16.37 million more than short-term borrowings, and

●	Our accounts receivable of $14.04 million was $7.37 million more than the accounts and notes payable.

Capital Expenditures

Gorilla books its capital expenditures of $3.82 million and $3.01 million for the year ended December 31, 2023 and 2022, respectively, on acquisition of property, plants and equipment as well as intangible assets. The acquired equipment and intangible assets are mainly for the purpose of research and development of new technology and services.

Operating Activities

Gorilla’s primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses and overhead expenses. Gorilla has generated negative cash flows and has supplemented working capital through short- and long-term bank borrowings, exercise of warrants and restricted share units, and proceeds from Series A Preference Shares during the year ended December 31, 2023.

During the year ended December 31, 2023 and 2022, net cash used in operating activities was approximately $(9.43) and $(8.77) million, respectively. The primary factors affecting operating cash flows between these years were our accounts receivable collection efforts and timing of payments for the vendors, and transaction costs for business combination and additional annual expenses as a public company.

Investing Activities

Cash used in investing activities for the year ended December 31, 2023 was ($38.69) million. The primary factors affecting the investing cash flows were purchases of intangible asset, property, plant and equipment, acquisition of financial assets at amortized cost, and increase in guarantee deposits. The significant portion was the investments in time deposits in a reserved account, considered restricted cash, and the purchase of intellectual property rights for video analytics technology including the patents and trademarks.

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

Financing Activities

Cash provided by financing activities for the year ended December 31, 2023 was $29.73 million. The primary factors affecting the financing cash flows were the proceeds from sales of Series A Preference Shares, exercise of warrants and restricted share units, and repayment and proceeds from short-term and long-term borrowings for the purpose of supporting the working capital needs.

Cash provided by financing activities for the year ended December 31, 2022 was $23.61 million. The primary factors affecting the financing cash flows were a result of proceeds from the PIPE Investment and capital reorganization related to the Merger, repayment and proceeds from short-term and long-term borrowings for the purpose of supporting the working capital needs.

Credit Facilities

As of December 31, 2023, we had total unsecured and secured indebtedness of $25.40 million and unused credit facility of $4.48 million. At December 31, 2023, we were in compliance with the covenants under our credit agreements and indentures.

For additional information regarding our debt and refinancing activities, see Note 16 (Short-term borrowings), Note 18 (Long-term borrowings) and Note 42 (Capital management) to the accompanying consolidated Financial Statements.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

As of December 31, 2023, we had more than 44 employees within our R&D department, and approximately 80% of the R&D employees hold master degrees or philosophy doctor degrees in ICT, Physics or Math. Approximately 68% of our R&D employees have over 10 years of professional experience in the relevant vertical fields.

Research and development expenses were $3.70 million and $14.11 million in 2023 and 2022, respectively, and accounted for 13.4% and 14.9% of our operating expenses in 2023 and 2022, respectively.

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

5.D. TREND INFORMATION

On April 15, 2024, the Reverse Split was implemented. As a result, every ten (10) shares of our issued and outstanding ordinary shares combined into one (1) issued and outstanding ordinary share. No fractional shares are issued in connection with the Reverse Split. This reduced the number of outstanding ordinary shares from 87,629,125 shares to approximately 8,762,844 shares, based on the number of ordinary shares outstanding on April 15, 2024. Shareholders who would have otherwise receive a fraction of an ordinary share resulting from the Reverse Split were rounded down to the nearest whole number of ordinary shares. With the Reverse Split, we met the minimum $1.00 per share requirement for maintaining the listing of our ordinary shares on the Nasdaq Capital Market.

On March 6, 2024, the Central Bank of Egypt floated EGP against the U.S. Dollar. Subsequently, the quoted exchange rate of EGP against the U.S. dollar fell by approximately one-third, lowering the U.S. dollar value of the Egypt Contract. No EGP were converted into U.S. dollars prior to such event. The financial figures above are based on the exchange rate as of December 31, 2023 for the balance sheet and the average exchange rate for 2023 for the income statement and the cash flow statement and do not reflect the devaluation of EGP.

5.E. CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements for the year ended December 31, 2023 and 2022 have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. For more information on critical accounting estimates, refer to Note 4 to our consolidated financial statements included elsewhere in this Form 20-F.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Jayesh Chandan	50	Chief Executive Officer/Executive Chairman
Daphne Huang	53	Chief Financial Officer
Dr. Rajesh “Raj” Natarajan	50	Chief Innovation Officer
Mohan Raj Kumar	50	Chief Delivery Officer
Dr. Evan Medeiros	52	Director
Rt. Hon. Ruth Kelly	54	Director
Gregg Walker	52	Director

Jayesh “Jay” Chandan was the Executive Chairman of the Board as of the date of the Closing, and he became Chairman and Chief Executive Officer of the Company in September 2022, following the concurrent retirement of Dr. Sih-Ping “Spincer” Koh, the founder of Gorilla. Since April 2021, Mr. Chandan has been the Chairman of Global SPAC Partners Co., a blank check company which completed a $168 million IPO in April 2021, and which announced in December 2021, its intention to merge with Gorilla. Since 2019, Mr. Chandan has been the Founder & Managing Partner of KASS Capital, an investment advisory firm that invests globally in the technology industry and provide alternative liquidity solutions to equity investors, debt holders, founders and management teams. Since 2017, Mr. Chandan has also been the Co-Founder and a Partner of Shackleton-Victoria, an investment firm where Mr. Chandan led the firm’s investment in FinLeap, a financial technology accelerator and incubator. Since 2014, Mr. Chandan has also been the Co-Founder and a Director of Mathern Ltd., an investment firm focused on investing in UK companies. From 2010 to 2012, Mr. Chandan was a Co-Founder and Partner at Cortis Capital LLP, a transformation and project management firm focused on global mergers & acquisitions, where he worked on the Minna Airport City, an urban regeneration project in Nigeria. From 2007 to 2008, Mr. Chandan served as the CEO of Invensis (UK) Ltd., a business process outsourcing company. From 2005 to 2007, Mr. Chandan served as Director of Business Development of EXLservice (UK) Ltd., a data analytics company that is now publicly traded on the Nasdaq with approximately $1 billion in revenues and approximately $3 billion in market cap. From 2004 to 2005, Mr. Chandan served as Director of Sales & Strategic Accounts at Exevo (UK) Ltd., a global market research & outsourcing firm that was later acquired by Copal Partners and is now part of Moody’s Corporation. From 1995 to 2004, Mr. Chandan served as the Co-Founder and Executive Director of NPL, an IT services business in Southeast Asia. Mr. Chandan serves as an Advisory Board Member of ConsolFreight LLC, a Fintech FreightTech ecosystem. Mr. Chandan graduated from Madras University, India, with an Engineering Degree, majoring in Computer Sciences. We believe Mr. Chandan is well qualified to serve as a director of our company given his extensive investment and operational experience in emerging markets.

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

Mohan Raj Kumar has served as Chief Delivery Officer of Gorilla since March 2024. Mr. Kumar has nearly three decades of experience in the technology sector, prominently featuring leadership roles that underscore his expertise and commitment to excellence. Joining as the Global Head of Customer Success Alliance at Gorilla in April 2023, he has been focused on enhancing customer engagement strategies and fostering enduring corporate culture. Mr. Kumar’s extensive tenure at HCL Technologies, lasting nearly 24 years, has been marked by a steady ascent through various managerial positions. He served as Operations Director and General Manager from October 2014 to April 2023, where he led significant projects and teams to streamline operations and drive the company’s objectives. Prior to this, he was Deputy General Manager and then Associate General Manager, demonstrating his capability to handle increasing responsibilities and complex challenges. His journey at HCL Technologies began as a Member of Technical Staff in 1999, progressing through roles such as Lead Engineer, Project Leader, and Senior Project Manager, each position showcasing his growing leadership acumen and technical proficiency. This foundational period solidified his skills in project management and team leadership, setting the stage for his later executive roles. Additionally, Mr. Kumar provided his expertise to Cisco Systems, Inc. as a consultant for over 23 years, overlapping with his time at HCL. This role allowed him to develop a nuanced understanding of global technology solutions and customer success strategies, further enriching his professional portfolio.

Before joining HCL, Mr. Kumar was a Senior Developer at Indigo Technologies from January 1998 to August 1999, where he honed his technical skills in software development and laid the groundwork for his future leadership positions.

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

Rt. Hon. Ruth Kelly has been a director since the closing of the Merger on July 13, 2022. Since March 2023, Ms. Kelly has been non-executive Chair of Water UK, a trade body representing water companies in England, Wales and Scotland. Since November 2021, Ms. Kelly has been non-executive Chair of Thames Freeport, a private-sector led, UK government sponsored regeneration initiative, north of the Thames Estuary. Since September 2020, Ms. Kelly has been a member of the Vatican’s Council for the Economy, which oversees the Holy See’s finances. Since April 2019, Ms. Kelly has also been a non-executive Director of Heathrow Airport and a member of the airport’s Audit and Finance committees. From April 2016 to March 2019, Ms. Kelly served as a non-executive director of the Financial Conduct Authority, the regulator of the conduct of financial services in the UK; throughout that time, she also served as Chair of the regulator’s Audit Committee and member of its Risk Committee. Between October 2011 and July 2017, Ms. Kelly was a non-executive director of National Grid, one of the world’s largest publicly listed utilities focused on transmission and distribution of electricity and gas across the UK and US, serving on its finance, audit and nomination committees. From September 2015 to August 2019, Ms. Kelly served as Pro Vice Chancellor of St Mary’s University, Twickenham, London, overseeing the development, enterprise and research agendas. From May 2010-August 2015, Ms. Kelly worked as a Managing Director at HSBC Bank, during which time she became Global Head of Client Strategy in HSBC Global Asset Management, overseeing global marketing and managing global relationships across the banking group. From May 1997 to April 2010, Ms. Kelly was a UK politician, serving in various ministerial capacities including as Economic Secretary to the Treasury, Financial Secretary to the Treasury, Minister of State in the Cabinet Office, Secretary of State for Education, Secretary of State for Communities and Local Government and Secretary of State for Transport. From September 1994 to April 1997, Ms. Kelly worked as an economist at the Bank of England. From August 1990 to September 1994, Ms. Kelly was an economics journalist on The Guardian newspaper. In 1992, Ms. Kelly received a Master of Science from the London School of Economics. Ms. Kelly graduated from The Queen’s College, Oxford, in 1989 in Philosophy, Politics and Economics.

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

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2023 was approximately $2.48 million (including compensation awarded to Yoichiro Hirano, who resigned from our Board of Directors on April 30, 2024 but was a director for the year ended December 30, 2023) none of which was accrued or set aside by the company to provide pension, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Taiwan or the UK.

Equity Incentive Plans

2023 Omnibus Incentive Plan

On March 6, 2023, our Board of Directors approved and adopted, subject to shareholder approval, the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). The 2023 Plan became effective on March 6, 2023. The 2023 Plan was approved by our shareholders on July 12, 2023. No further grants will be made under our prior equity plan which we refer to as the ESOP. This summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, which will be filed as an exhibit to this Annual Report.

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

Amended and Restated Non-Employee Director Compensation Policy

Employee directors do not receive any compensation with respect to service on our Board of Directors. We reimburse all of our non-employee directors for their reasonable and customary out-of-pocket expenses in connection with their attendance at Board and committee meetings.

We have adopted a non-employee director compensation policy that includes the following cash compensation for non-employee directors, which is based on a review of director compensation at comparable companies in our industry, consisting of a $75,000 annual retainer (payable in four quarterly installments), an additional $15,000 annual retainer for the non-executive chair, and the following additional annual retainers for committee service:

Committee	Chair	Member
Compensation Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	10,000	7,500
Audit Committee	20,000	12,500

The non-employee director compensation policy also provides for the annual grant of restricted share units (each, an “Annual Award”) under the 2023 Plan following July 13 of each year (which corresponds to the closing date of the transactions contemplated by the Business Combination Agreement) (the “Annual Grant Date”), commencing with July 13, 2023, to each non-employee director who will continue serving as a member of the Board of Directors. The Annual Award will be with respect to a number of ordinary shares with an aggregate fair market value as determined under the 2023 Plan equal to (i) $300,000 in the case of the non-executive chair and (ii) $230,000 in the case of the other non-employee directors. The number of shares underlying each Annual Award will be equal to the fair market value of the Annual Award divided by the Average VWAP Price for the 20-day period ending on the day prior to the Annual Grant Date, rounded down to the nearest whole share.

If a non-employee director is elected to our Board of Directors after July 13, 2023 and other than on an Annual Grant Date (such date, the “Off-Cycle Date”), such non-employee director will receive an Annual Award on the Off-Cycle Date that will be prorated based on the number of calendar days remaining before the next July 13. The number of shares of each prorated Annual Award will be equal to the fair value of the award divided by the Average VWAP Price for the 20-day period ending on the day prior to the Off-Cycle Date.

Each non-employee director who (i) serves on our Board of Directors as a non-employee director as of the first business day following the filing of a registration statement on Form S-8 with respect to the 2023 Plan (the “Initial Issuance Date”) and (ii) will continue to serve as a non-employee director immediately following the Initial Issuance Date will receive an initial grant of restricted share units (each, an “Initial Award”) under the 2023 Plan. The Initial Award will be with respect to a number of ordinary shares with an aggregate fair value as determined under the 2023 Plan equal to (i) $300,000 in the case of the non-executive chair and (ii) $230,000 in the case of the other non-employee directors. The number of shares underlying each Initial Award will be equal to the fair market value of the Initial Award divided by $10.19, rounded down to the nearest whole share. Each non-employee director who is eligible for an Initial Award will not receive the grant until the Initial Issuance Date, but, for purposes of determining the number of shares subject to such Initial Award and the applicable vesting schedule, the date on which the non-employee director joins our Board of Directions will be treated as the date of grant of the award. A non-employee director elected for the first time to our Board of Directors on or after July 13, 2023 will receive only an Annual Award and will not also receive any Initial Award.

Except as otherwise approved by our Board of Directors, each Annual Award and Initial Award will become fully vested, subject to continued service as a director, on the earlier of the 12-month anniversary of the date of grant, and the consummation of a change in control (as defined in the 2023 Plan).

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

Our Board of Directors may also approve other equity grants to our non-employee directors under the 2023 Plan in addition to or in lieu of the grants described above.

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

The Board has two classes of directors: Class I and Class II. Pursuant to Gorilla’s amended and restated memorandum and articles of association, the Class I Directors stand appointed for a term expiring at the Company’s second annual general meeting, and the Class II directors stand appointed for a term expiring at the Company’s third annual general meeting. Jayesh Chandan is a Class I director. Evan Medeiros, Gregg Walker and Ruth Kelly are Class II directors.

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

Nominating Committee

Gorilla’s nominating committee consists of Ruth Kelly and Gregg Walker, and is responsible, among other things, for:

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

Gorilla intends to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring Gorilla’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. Gorilla will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Gorilla will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. Gorilla will not be required to and, in reliance on home country practice, it does not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of Gorilla’s Amended and Restated Memorandum and Articles of Association, Gorilla’s board of directors is authorized to issue securities, including ordinary shares, preference shares, warrants and convertible notes.

Board Diversity Matrix (As of May 1, 2024)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	2		-	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			3
LGBTQ+			-
Did Not Disclose Demographic Background			1

6.D. EMPLOYEES

As of December 31, 2023, we had 142 employees, including 7 in the UK, 2 in the US, 120 in Taiwan and 13 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

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

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table reflects implementation of the Reverse Split (except as otherwise noted in the footnotes) and shows the beneficial ownership of ordinary shares as of April 30, 2024 by:

●	each person known by Gorilla to beneficially own more than 5% of the outstanding ordinary shares;

●	each of Gorilla named executive officers and directors; and

●	all of Gorilla named executive officers and directors as a group.

Unless otherwise indicated, Gorilla believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Such shareholders do not have voting rights which differ from the voting rights held by other holders of ordinary shares. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of April 30, 2024 through the exercise of any option, conversion or any other right. As of April 30, 2024, there were 8,780,785 ordinary shares issued and outstanding, not including 281,489 treasury shares held by the company. All figures give effect to the Reverse Split.

Unless otherwise noted, the business address of each beneficial owner is c/o Gorilla Technology Group Inc., Meridien House, 42 Upper Berkeley Street, Marble Arch, London, United Kingdom W1H 5QJ.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Named Executive Officers and Directors:
Evan Medeiros	1,144	*
Jayesh Chandan, Chief Executive Officer and Chairman of the Board	127,802	1.5%
Gregg Walker	2,257	*
Ruth Kelly	1,550	*
Daphne Huang, Chief Financial Officer(1)	6,090	*
Dr. Rajesh “Raj” Natarajan, Chief Innovation Officer	12,043	*
Mohan Raj Kumar, Chief Delivery Officer(2)	0	*
All executive officers and directors as a group (7 individuals)	150,886	1.7%
Five Percent or More Holders:(3)
Rivetel Inv. Co., Ltd and affiliates(4)	802,609	9.1%
Asteria Vision Fund I, L.P.(5)	721,787	8.2%
Highbridge Capital Management, LLC(6)	869,297	9.9%
SBI AB Fund and affiliate(7)	714,834	8.1%

*	Less than 1%.

(1)	In July 2022, Ms. Daphne Huang joined Gorilla as the Chief Financial Officer.

(2)	In March 2024, Mohan Raj Kumar was promoted to Chief Delivery Officer.

(3)	As of the date of this filing, without giving effect to the Reverse Split, 2,522,528 Earnout Shares (the “Forfeited Earnout Shares”) have been forfeited to holders of CVRs. Prior to such forfeiture, certain holders identified below had voting rights and unvested economic rights to a portion of the Forfeited Earnout Shares. The amounts in this table reflect such forfeitures (as noted below) even if such forfeiture is not reflected in any filing by such shareholder. This table does not give effect to any other forfeiture of Earnout Shares or any potential forfeiture of Earnout Shares that may take place in the next 60 days. This table gives effect to the Reverse Split; however, unless otherwise noted, the figures identified in footnotes to this table do not give effect to the Reverse Split.

(4)	The information reported is based on a Schedule 13G filed on August 25, 2022. Such filing reflects (i) 1,662,539 ordinary shares held by Rivetel Inv. Co., Ltd (“Rivetel”), (ii) 4,436,452 ordinary shares held by K-May Inv. Ltd. (“K-May”), and (iii) 2,268,884 ordinary shares held by Reich Holding Co., Ltd (“Reich”). The table above gives effect to the forfeiture of 67,865, 181,097 and 92,616 Forfeited Earnout Shares previously beneficially owned of record by Rivetel, K-May and Reich, respectively. Such figures do not give effect to the Reverse Split. K-May is a wholly-owned subsidiary of April Dew Co., Ltd., which is a wholly-owned subsidiary of Sun Finance International Inc. (“Sun”) whose sole director controls the entity. Reich is a wholly-owned subsidiary of Rivetel. Rivetel is controlled by its sole director/chairman, Mr. Chang-Yi Hsu. Sun’s sole director entered into an arrangement with Mr. Chang-Yi Hsu granting him exclusive voting and dispositive power over the 4,436,452 ordinary shares held by K-May. Reich is controlled by its sole director, Rivetel. The registered address is 1F., No. 106, Ln. 737, Sec. 1, Neihu Rd., Neihu Dist., Taipei City, Taiwan (R.O.C.).

(5)	The information reported is based on a Schedule 13G filed on August 12, 2022 and a Form 144 filed on March 7, 2024. In addition, this figure gives effect to the forfeiture of 373,626 Earnout Shares, which reflects Asteria Vision Fund Inc.’s share of the Forfeited Earnout Shares. Such figures do not give effect to the Reverse Split. Asteria Vision Fund Inc., as general partner for and on behalf of Asteria Vision Fund I, L.P. Asteria Vision Fund Inc. is controlled by its board of directors. The business address of Asteria Vision Fund Inc. is c/o Asteria Vision Fund Inc., 7300 Lone Star Drive, Suite C200, Plano, Texas 75024.

(6)	The information reported is based on a Schedule 13G filed on February 13, 2024. Such filing reflects 5,000,000 Gorilla ordinary shares beneficially owned by Highbridge Capital Management, LLC (“Highbridge”) and 10,331,375 Gorilla ordinary shares underlying “warrants” (which are Series A Warrants) beneficially owned by Highbridge. Such figures do not reflect the Reverse Split. The filing notes that the warrants are subject to “the 9.90% Blocker,” which prevents exercise of such warrants if such exercise would cause the holder to beneficially own in excess of 9.90% of the Gorilla ordinary shares. Consequently, the table above assumes that Highbridge may be deemed to beneficially own 369,297 ordinary shares underlying such warrants (such figure giving effect to the Reverse Split). The business address of Highbridge is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(7)	The information reported is based on a Schedule 13G/A filed on October 5, 2023. Such filing reflects 7,148,346 Gorilla ordinary shares held by collectively SBI & Capital 22 JV Fund II, L.P., SBI AI & Blockchain Investment LPS and SBI Hong Kong Holdings Co., Limited. 883,393 Gorilla ordinary shares are held by SBI & Capital 22 Management II Co. Ltd., as general partner for and on behalf of SBI & Capital 22 JV Fund II, L.P. The business address is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. SBI & Capital 22 Management II Co. Ltd. is controlled by its directors. 5,694,953 Gorilla ordinary shares are held by SBI Investment Co., Ltd., as general partner for and on behalf of SBI AI & Blockchain Investment LPS. The business address is 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan. SBI Investment Co., Ltd. is controlled by its directors. 570,000 Gorilla ordinary shares are held by SBI Hong Kong Holdings Co. Limited. Such filing and figures do not give effect to the Reverse Split. The business address Suite 2704, 27th Floor, Tower 6, The Gateway, Harbour City, Kowloon, Hong Kong.

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

On March 13, 2023, Gorilla entered into a loan and promissory agreement with Asteria Corporation. Pursuant to the agreement, Asteria Corporation agreed to provide a loan to Gorilla for the principal amount of $3,000,000 by subscribing the promissory note issued by Gorilla. Gorilla drew down $3,000,000 under this loan with Asteria Corporation. The principal amount and accrued interest under the loan were paid off in April 2024.

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

Other Arrangements with Related Party

As of December 31, 2023, Gorilla has 12 credit facilities. Dr. Koh acts as joint guarantor for one credit facilities having entered into the relevant facility agreements or promissory notes, as applicable, in the capacity as a joint guarantor. For the details of the credit facilities, please refer to the section titled “Item 5.B. Liquidity and Capital Resources — Credit Facilities.”

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

Legal Proceedings

Gorilla may become involved in actions, claims, litigation, and other legal proceedings occurring in the ordinary course of its business from time to time, including assertions by third parties relating to intellectual property infringement, contract or warranty breaches, or employment-related matters. In January 2024, SeeQuestor Limited (“SeeQuestor”) filed a breach of contract claim against Gorilla and Gorilla Technology UK Limited (“Gorilla UK”) in in the Chancery Division of the High Court of England & Wales, seeking approximately $2.5 million in connection with an agreement to assign certain intellectual property rights of SeeQuestor to Gorilla UK. In February 2024, Gorilla and Gorilla UK filed their defence and counterclaims against SeeQuestor for breach of contract, fraudulent misrepresentation and deceit. Gorilla and Gorilla UK cannot predict the ultimate outcome of this proceeding. An adverse ruling or decision in this proceeding may negatively affect Gorilla and Gorilla UK’s business, financial condition, liquidity or results of operations.

Except as otherwise disclosed above, Gorilla is not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in its favor, would have a major adverse effect on Gorilla’s business, financial condition or results of operations, either individually or in the aggregate.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

Item 9: THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants began trading on Nasdaq under the symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022. Global’s units, subunits and warrants were previously listed on the Nasdaq under the symbols “GLSPU,” “GLSPT,” and “GLSPW,” respectively. Global’s securities each commenced separate public trading on April 13, 2021. Global’s subunits and units automatically separated into the component securities upon consummation of the Merger and, as a result, no longer trade as a separate security. Upon the closing of the Merger, Global’s ordinary shares were converted into our ordinary shares, and Global’s warrants were converted into our warrants. On May 14, 2024, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $5.36 per ordinary share and $0.0799 per warrant.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

Item 10: ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of 73,500,000 ordinary shares of a par value of US$0.001 each and 15,000,000 preference shares of a par value of US$0.0001, of which 8,780,785 ordinary shares issued and outstanding as of April 30, 2024.

The following is a description of our share capital and provisions of our Amended and Restated Memorandum and Articles of Association, which became effective upon the closing of the Merger, a copy of which is filed as an exhibit to this Annual Report. The figures in this section give effect to the Reverse Split.

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

Preference Shares

Gorilla is authorized to issue up to 15,000,000 blank check preference shares with such designations, rights and preferences as may be determined from time to time by Gorilla’s board of directors. Accordingly, Gorilla’s board of directors are empowered, without shareholder approval, to issue preference shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Gorilla.

Description of Series A Convertible Preference Shares

Form. The Series A Preference Shares are governed by the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preference Shares (the “Series A Certificate of Designation”), which is incorporated by reference to Exhibit 2.15 of this Form 20-F.

Convertibility. The Series A Preference Shares can be converted at any time after their original issuance. The Series A Preference Shares will be convertible, at the option of each holder, in whole or in part, by delivering to us a duly executed conversion notice including the number of Series A Preference Shares to be converted, among other things. No fractional ordinary shares will be issued in connection with the conversion of Series A Preference Shares. The Company may also require that holders of all unconverted Series A Preference Shares convert such Series A Preference Shares if the VWAP (as defined in the Series A Certificate of Designation) is at least 200% of the then in effect Series A Conversion Price (as defined by the definition of “Conversion Price” in the Series A Certificate of Designation) for each Trading Day (as defined in the Series A Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Series A Certificate of Designation are met, subject to the limitations set forth below.

Conversion Limitations. Under the Series A Certificate of Designation, we may not effect the conversion of any Series A Preference Shares, and a holder will not be entitled to convert any Series A Preference Shares, which, upon giving effect to such conversion, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the conversion, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Series A Certificate of Designation.

Conversion Price. Each Series A Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Series A Conversion Price. The Series A Conversion Price was initially $1.25, subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The Series A Conversion Price may be reduced in the event of sales of equity at a price lower than the then-in-effect Series A Conversion Price for so long as any Series A Preference Shares remain outstanding, subject to certain exceptions. 1,129,734 ordinary shares are issuable under the Series A Convertible Preference Shares at a Series A Conversion Price of $6.02 per ordinary share.

Transferability. Subject to applicable laws, the Series A Preference Shares may be offered for sale, sold, transferred or assigned without our consent. The Series A Preference Shares will be held in definitive form by the purchasers. The ownership of the Series A Preference Shares and any transfers of the Series A Preference Shares will be registered in a register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Series A Preference Shares on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Series A Certificate of Designation and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Series A Preference Shares will be entitled to receive upon conversion of the Series A Preference Shares the kind and amount of securities, cash or other property that the holders would have received had they converted the Series A Preference Shares immediately prior to such fundamental transaction without regard to any limitations on conversion contained in the Series A Certificate of Designation, and any additional consideration receivable as a result of such fundamental transaction.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Series A Preference Share does not have the rights or privileges of a holder of our ordinary shares, including any voting rights but not including the rights to receive dividends, until the holder converts the Series A Preference Share.

Description of Series A Ordinary Share Purchase Warrants

Form. The Series A Warrants are governed by the provisions contained in the Series A Warrant.

Term. The Series A Warrants will expire on September 21, 2028.

Exercisability. The Series A Warrants are exercisable at any time after their original issuance. The Series A Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ordinary shares purchased upon such exercise. In the event there is no registration statement registering the ordinary shares underlying the Series A Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Series A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the Series A Warrant. No fractional ordinary shares will be issued in connection with the exercise of a Series A Warrant. The Company may call and cancel the Series A Warrants at a price of $5.00 per ordinary share with the consent of the holder if the VWAP (as defined in the Series A Warrant) is at least 300% of the then in effect Series A Exercise Price (as defined by the definition of “Exercise Price” in the Series A Warrant), subject to additional limitations set forth in the Series A Warrant.

Exercise Limitations. We may not effect the exercise of any Series A Warrants, and a holder will not be entitled or able to exercise any portion of any Series A Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

Exercise Price. After giving effect to the Reverse Split, the exercise price per whole share of our ordinary shares issuable upon the exercise of the Series A Warrants is $15.00 per ordinary share. The exercise price of the Series A Warrants and the number of ordinary shares issuable upon exercise of the Series A Warrants are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Transferability. Subject to applicable laws, the Series A Warrants may be offered for sale, sold, transferred or assigned without our consent. The Series A Warrants will be held in definitive form by the purchasers. The ownership of the Series A Warrants and any transfers of the Series A Warrants will be registered in a warrant register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Series A Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Series A Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Series A Warrants will be entitled to receive upon exercise of the Series A Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series A Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Series A Warrants, and any additional consideration receivable as a result of such fundamental transaction, or, in certain cases, at such holder’s election, cash equal to the Black Scholes Value of the unexercised portion of the Series A Warrant.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Series A Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights or the rights to receive dividends, until the holder exercises the Series A Warrant.

Description of Series B Convertible Preference Shares

Form. The Series B Preference Shares are governed by the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preference Shares (the “Series B Certificate of Designation” and, together with the Series A Certificate of Designation, the “Certificates of Designation”), which is incorporated by reference to Exhibit 2.16 of this Form 20-F.

Convertibility. The Series B Preference Shares can be converted at any time after their original issuance. The Series B Preference Shares will be convertible, at the option of each holder, in whole or in part, by delivering to us a duly executed conversion notice including the number of Series B Preference Shares to be converted, among other things. No fractional ordinary shares will be issued in connection with the conversion of Series B Preference Shares. The Company may also require that holders of all unconverted Series B Preference Shares convert such Series B Preference Shares if the VWAP (as defined in the Series B Certificate of Designation) is at least 200% of the then in effect Series B Conversion Price (as defined by the definition of “Conversion Price” in the Series B Certificate of Designation) for each Trading Day (as defined in the Series B Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Series B Certificate of Designation are met, subject to the limitations set forth below.

Conversion Limitations. Under the Series B Certificate of Designation, we may not effect the conversion of any Series B Preference Shares, and a holder will not be entitled to convert any Series B Preference Shares, which, upon giving effect to such conversion, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the conversion, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Series B Certificate of Designation.

Conversion Price. Each Series B Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Series B Conversion Price. The Series B Conversion Price was initially $1.10, subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The Series B Conversion Price may be reduced in the event of sales of equity at a price lower than the then-in-effect Series B Conversion Price for so long as any Series B Preference Shares remain outstanding, subject to certain exceptions. 1,661,130 ordinary shares are issuable under the Series B Convertible Preference Shares at a Series B Conversion Price of $6.02 per ordinary share.

Transferability. Subject to applicable laws, the Series B Preference Shares may be offered for sale, sold, transferred or assigned without our consent. The Series B Preference Shares will be held in definitive form by the purchasers. The ownership of the Series B Preference Shares and any transfers of the Series B Preference Shares will be registered in a register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Series B Preference Shares on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Series B Certificate of Designation and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Series B Preference Shares will be entitled to receive upon conversion of the Series B Preference Shares the kind and amount of securities, cash or other property that the holders would have received had they converted the Series B Preference Shares immediately prior to such fundamental transaction without regard to any limitations on conversion contained in the Series B Certificate of Designation, and any additional consideration receivable as a result of such fundamental transaction.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Series B Preference Share does not have the rights or privileges of a holder of our ordinary shares, including any voting rights but not including the rights to receive dividends, until the holder converts the Series B Preference Share.

Description of Series B Ordinary Share Purchase Warrants

Form. The Series B Warrants are governed by the provisions contained in the Series B Warrant.

Term. The Series B Warrants will expire on February 20, 2029.

Exercisability. The Series B Warrants are exercisable at any time after their original issuance. The Series B Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ordinary shares purchased upon such exercise. In the event there is no registration statement registering the ordinary shares underlying the Series B Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Series B Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the Series B Warrant. No fractional ordinary shares will be issued in connection with the exercise of a Series B Warrant.

Exercise Limitations. We may not effect the exercise of any Series B Warrants, and a holder will not be entitled or able to exercise any portion of any Series B Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Warrants.

Exercise Price. After giving effect to the Reverse Split, the exercise price per whole share of our ordinary shares issuable upon the exercise of the Series B Warrants is $15.00 per ordinary share. The exercise price of the Series B Warrants and the number of ordinary shares issuable upon exercise of the Series B Warrants are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Transferability. Subject to applicable laws, the Series B Warrants may be offered for sale, sold, transferred or assigned without our consent. The Series B Warrants will be held in definitive form by the purchasers. The ownership of the Series B Warrants and any transfers of the Series B Warrants will be registered in a warrant register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Series B Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Series B Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Series B Warrants will be entitled to receive upon exercise of the Series B Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series B Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Series B Warrants, and any additional consideration receivable as a result of such fundamental transaction, or, in certain cases, at such holder’s election, cash equal to the Black Scholes Value of the unexercised portion of the Series B Warrant.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Series B Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights or the rights to receive dividends, until the holder exercises the Series B Warrant.

Contingent Value Rights

This section reflects events and figures prior to the Reverse Split. To the extent there are ordinary shares currently underlying CVRs, the number of such shares was reduced by a factor of ten as a result of the Reverse Split.

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

2022 Price Protection

The Earnout Shares, as Price Protection Shares, may be forfeited by the Gorilla shareholders and Gorilla ordinary shares will be issued to the holders of Class A CVRs if the 20-day volume weighted average price (“VWAP”) of Gorilla’s ordinary shares is less than the Redemption Price, such price to be determined as of (i) the end of the third quarter of 2022, (ii) the end of the fourth quarter of 2022, (iii) upon Gorilla’s filing of its Form 20-F for the year ended December 31, 2022 with the SEC and (iv) if the share price of the Gorilla ordinary shares is below $5.00 for five consecutive trading days.

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

Variables

Ax	=	Number of Class A CVRs outstanding

Ay	=	Redemption Price

Az	=	Average daily VWAP during the 20 trading days up to and including the test date

B	=	Number of Class A CVRs outstanding

C	=	Amount of Earnout Shares previously forfeited

Values as of December 21, 2022

Ax	=	4,507,875

Ay	=	$10.190

Az	=	$8.137

B	=	4,507,875

C	=	0

Calculations

	=	Number of forfeited Price Protection Shares
	=

5,645,452 − 4,507,875 – 0	=	1,137,577

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

2022 Annual Report Test

8.4 million (60%) of the total Earnout Shares (the “2022 Earnout Shares”) are eligible to be earned by the Gorilla shareholders, which amount will be reduced by the forfeiture of any Price Protection Shares in 2022. As a result of the forfeitures described above, 5,877,472 of the 2022 Earnout Shares remained eligible to be earned. Gorilla shareholders would forfeit such remaining 2022 Earnout Shares because the 2022 Annual Report was not filed with the SEC on or before March 31, 2023. The Company delivered a Revenue Earnout Statement (as defined in the Business Combination Agreement) within the timeframes outlined by the Business Combination Agreement supporting the forfeiture of the remaining 2022 Earnout Shares.

2022 Earnout Shares

There is an ongoing dispute between the SPAC Representative and the Company Representative regarding the forfeiture Earnout Shares for the appropriate VWAP at the time of filing of Gorilla’s Form 20-F for the year ended December 31, 2022. An Independent Expert (as defined in the Business Combination Agreement) to resolve such dispute. After the Independent Expert submitted its report, the SPAC Representative submitted an additional Price Protection Statement (as defined in the Business Combination Agreement). The Company Representative objected to the Price Protection Statement. While not disputing the finality of the Independent Expert’s report with respect to the matters ruled upon, the Company Representative asserted that the Independent Expert had not ruled with respect to the issue that the Company Representative was now raising (despite the fact that the Company Representative had asked the Independent Expert to rule on such issue). The Company Representative asked that, if the SPAC Representative disagrees with the Company Representative, that a new Independent Expert be appointed. The SPAC Representative asserted that it disagrees with the Company Representative. The dispute remains ongoing. The Company anticipates that a resolution in favor of the SPAC Representative would cause the forfeiture of all 2022 Earnout Shares and a forfeiture of a little over one million 2023 Earnout Shares (as defined below) as Price Protection Shares. The Company anticipates that a resolution in favor of the Company Representative would cause the forfeiture of all 2022 Earnout Shares, some of which would be Revenue Protection Shares.

While the Company cannot predict the resolution of the dispute, the Company anticipates that any distribution of 2022 Earnout Shares would be made to holders of CVRs of record as of around the time of the filing of Gorilla’s Form 20-F for the year ended in December 31, 2022.

2023 Price Protection

If the 20-day volume weighted average price of Gorilla’s ordinary shares is less than the Redemption Price upon the filing of this Form 20-F, some or all remaining Earnout Shares, after giving effect to any 2022 forfeitures or earnings described above (such remaining Earnout Shares, the “2023 Earnout Shares”) may be forfeited by Gorilla shareholders and Gorilla ordinary shares will be issued to the holders of Class A CVRs.

2023 Consolidated Margin and 2023 Annual Report Test

After giving effect to any forfeiture of Price Protection Shares in 2023, if Gorilla fails to maintain its gross margin compared to the gross margin from the prior year, the Gorilla shareholders will forfeit any remaining 2023 Earnout Shares. Gorilla’s gross margin for the fiscal year 2023 was greater than its gross margin for the fiscal year 2022. Additionally, Gorilla’s failure to file this Form 20-F prior to March 31, 2023 may give rise to the forfeiture of 2023 Earnout Shares.

2023 Revenue Protection

Any remaining 2023 Earnout Shares, after giving effect to any of the forfeitures described above, will be earned by Gorilla shareholders if the 2023 revenue is at least $90 million. Because 2023 revenue was less than $90 million, it is possible that all 2023 Earnout Shares will be forfeited and new Gorilla ordinary shares will be issued to the Class A CVR holders and Class B CVR holders.

2023 Forfeitures

As of the filing of this Form 20-F, Gorilla exceeded the gross margin requirement for 2023 Earnout Shares and failed all other tests that used to evaluate whether the 2023 Earnout Shares will be forfeited to holders. Such failures may cause the 2023 Earnout Shares to be forfeited to holders of CVRs. Gorilla does not decide the amount of Earnout Shares, if any, to be distributed to CVR holders or Gorilla shareholders. Such power lies in the hands of the Company Representative and the SPAC Representative. Gorilla cannot predict with certainty the outcome of the process between such parties with respect to the distribution of Earnout Shares.

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

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report
Business Combination Agreement	Note 24 to our consolidated financial statements; Item 10.B. Memorandum and Articles of Association
Warrant Agreement (as amended and assigned)	Exhibit 2.1 Description of Registrant’s Securities
Contingent Value Rights Agreement	Item 10.B. Memorandum and Articles of Association – Contingent Value Rights.
2023 Equity Incentive Plan	Item 6.B. Directors, Senior Management and Employees – Compensation – Equity Incentive Plans.
Form of Indemnification Agreement	Item 7.B. Related Party Transactions – Exculpation, Indemnification and Insurance.
Amended and Restated Non-Employee Director Compensation Policy	Item 6.C. Directors, Senior Management and Employees – Compensation – Non-Employee Director Compensation Policy.

In addition, summaries of additional material contracts not described elsewhere in this Annual Report are provided below:

Exchange Agreement

On December 5, 2022, we entered into an Exchange Agreement with Dr. Sih-Ping Koh, our former CEO, pursuant to which he agreed to exchange 2,814,895 shares and forfeit 1,566,788 Earnout Shares (which were subject to certain vesting conditions) in exchange for certain accounts receivable and assets of the Company which at the time had a book value of approximately $30.8 million. On the date this agreement was executed, the closing price for the Company’s ordinary shares on the Nasdaq Stock Market LLC was $10.23 per ordinary share.

Securities Purchase Agreements and Lock-up Agreements

On September 19, 2023, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of an aggregate of (a) 25,000 Series A Preference Shares, with such preferences, rights, and limitations as set forth in the Series A Certificate of Designation and (b) Series A Warrants to purchase 20,000,000, ordinary shares of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 12 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series A Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $1.50 per ordinary share. A holder of a Series A Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise.

On February 14, 2024, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of an aggregate of (a) 10,000 Series B Preference Shares, with such preferences, rights, and limitations as set forth in the Series B Certificate of Designation and (b) Series B Warrants to purchase 8,250,000 (825,000, after giving effect to the Reverse Split), ordinary shares of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 24 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series B Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $1.50 per ordinary share. A holder of a Series B Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise.

In addition, in connection with each securities purchase agreement described above, the Company and directors and executive officers of the Company entered into lock-up agreements, which each provided for a 60-day lockup period, subject to customary exceptions.

Controlled Equity Offering Sales Agreement

On August 17, 2023, we entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), referred to as the agent. In accordance with the terms of the Sales Agreement, we may issue and sell, from time to time, ordinary shares, through the agent, acting as agent or principal. Sales of ordinary shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Under the Sales Agreement, the agent is not required to sell any specific amount but will act as our sales agent using commercially reasonable efforts consistent with each of their normal trading and sales practices, on mutually agreed terms between the agent and us.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Cantor may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct the agent not to sell our ordinary shares if the sales cannot be effected at or above the price designated by us from time to time. We or the agent may suspend the offering of our ordinary shares upon notice and subject to other conditions.

We will pay Cantor a commission, in cash, for its services in acting as agent in the sale of our ordinary shares. Cantor will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold through it under the Sales Agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In connection with the sale of the ordinary shares on our behalf, Cantor will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Cantor will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor with respect to certain civil liabilities, including liabilities under the Securities Act.

Settlement for sales of our ordinary shares will occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and Cantor in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our ordinary shares as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and Cantor may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Cantor will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase our ordinary shares under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of our ordinary shares on our behalf, Cantor will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor against certain civil liabilities, including liabilities under the Securities Act.

The offering of our ordinary shares pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein. We and Cantor may terminate the Sales Agreement at any time subject to the terms of the Sales Agreement.

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

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

Material U.S. Federal Income Tax Considerations

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

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) Gorilla is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Gorilla is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Based on the current and anticipated composition of the income, assets and operations of Gorilla and its subsidiaries, there is no risk Gorilla may be treated as a PFIC for the current taxable year. However, there can be no assurances in this regard, nor can there be any assurances that Gorilla will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Gorilla can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 43 to our audited consolidated financial statements for the year ended December 31, 2023.

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

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

We may receive up to an aggregate of $114.3 million from the exercise of all of the Gorilla warrants issued and outstanding, assuming the exercise in full of all of the Gorilla warrants for cash. If the Gorilla warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We may receive up to an aggregate of $42.4 million from the exercise of all of the Series A Warrants and Series B Warrants issued and outstanding, assuming the exercise in full of all of the Series A Warrants and Series B Warrants for cash. If the Series A Warrants and Series B Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises.

We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. The exercise price of the Gorilla warrants is $11.50 per share, subject to adjustment. The exercise price of the Series A Warrants and Series B Warrants is $1.50 per share, subject to adjustment. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of May 14, 2024, the closing price of our ordinary shares was $5.36 per share. Holders of the private placement warrants have the option to exercise the private placement warrants on a cashless basis in accordance with the warrant agreement. To the extent that the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

Item 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Management is responsible for establishing and maintaining adequate internal control over the Company. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, as a result of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weaknesses identified arose from: (i) lack of sufficient number of professionals with an appropriate level of accounting and regulatory knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately with respect to Gorilla’s financial reporting and internal control over financial reporting framework, and (ii) lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Marcum Asia CPAs, LLP served as our independent auditor for the fiscal year ended December 31, 2023. PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal year ended December 31, 2022. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

Fees - Marcum Asia CPAs, LLP

	Year Ended
	December 31
Items	2023	2022
	(dollars in thousands)
Audit Fees (1)	$500	$-
Audit Related Fees	6	-
Tax Fees (2)	-	-
All Other Fees	-	-
Total	$506	$-

Fees - PricewaterhouseCoopers, Taiwan

	Year Ended
	December 31
Items	2023	2022
	(dollars in thousands)
Audit Fees (1)	$-	$653
Audit Related Fees	275	-
Tax Fees (2)	29	19
All Other Fees	-	-
Total	$304	$672

(1):	“Audit Fee” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal external accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2):	“Tax Fees” represents the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external accountants for tax compliance and transfer pricing services.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No Ordinary Shares were repurchased by the Company during FY 2023.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet be Purchased under the Plans or Programs
January 1 – January 31	—	—	—	—
February 1 – February 28	—	—	—	—
March 1 – March 31	—	—	—	—
April 1 – April 30	—	—	—	—
May 1 – May 31	—	—	—	—
June 1 – June 30	—	—	—	—
July 1 – July 31	—	—	—	—
August 1 – August 31	—	—	—	—
September 1 – September 30	—	—	—	—
October 1 – October 31	—	—	—	—
November 1 – November 30	—	—	—	—
December 1 – December 31	—	—	—	—
Total	—	—	—	—

(1)	No shares purchased were purchased as part of a publicly announced repurchase program.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 31, 2024, Gorilla appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm and dismissed PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) as its independent registered public accounting firm, effective immediately. The appointment of Marcum Asia was made after a careful evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

PwC Taiwan served as the Company’s independent registered public accounting firm from the year of 2007 to January 31, 2024. The audit report of PwC Taiwan on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

In connection with the audit of the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through January 31, 2024, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC Taiwan on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of PwC Taiwan, would have caused PwC Taiwan to make reference to such matters in its audit report. PwC Taiwan has not conducted an audit of our internal control over financial reporting. There were no other reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended December 31, 2022 and 2021, or in the subsequent period through January 31, 2024, except for material weaknesses identified in our internal control over financial reporting, which arose from: (i) lack of sufficient number of professionals with an appropriate level of accounting and regulatory knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately with respect to the Company’s financial reporting and internal control over financial reporting framework; and (ii) lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided PwC Taiwan with a copy of the forgoing disclosure and requested PwC Taiwan to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not PwC Taiwan agrees with the above statements. A copy of PwC Taiwan’s letter, dated February 1, 2024, is filed as Exhibit 15.1 to this Form 20-F.

During the two most recent fiscal years and in the subsequent interim period through January 31, 2024, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years and in the subsequent interim period through January 31, 2024, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading and communications policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. We believe our insider trading and communications policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Gorilla. A copy of the insider trading and communications policy is filed as Exhibit 11.2 to this Annual Report.

Item 16K. CYBERSECURITY

The information set forth under the headings “Risk Factors - If any of the systems of any third parties upon which we rely, our customers’ cloud or on-premises environments, or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and operations and maintenance services may be harmed, and we may lose business and incur losses or liabilities” is hereby incorporated by reference. In addition, members of our board and management assist in the oversight of cybersecurity matters, drawing from including certain experience described in Item 6.A. “Directors and Senior Management”.

PART III

Item 17: FINANCIAL STATEMENTS

We have provided the financial statement information required by this Item 17 in, and pursuant to Item 18, such disclosure which is incorporated by reference herein.

Item 18: FINANCIAL STATEMENTS

Please refer to the financial statements filed as part of this Annual Report beginning on page F-1.

Item 19: EXHIBITS

See exhibit index incorporated herein by reference.

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Gorilla (incorporated by reference to Exhibit 3.1 of Gorilla’s Form F-1 (File No. 333-267838) filed with the SEC on March 28, 2023).

1.2	Notice of resolutions dated April 10, 2024 effecting a share consolidation of Gorilla’s ordinary shares.

1.3	Notice of resolutions dated April 22, 2024 effecting an increase in the authorized capital of Gorilla.

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.2	Warrant Agreement, dated as of April 8, 2021, between Continental Stock Transfer & Trust Company and Global (incorporated by reference to Exhibit 4.1 of Global’s Form 8-K filed with the SEC on April 14, 2021).

2.3	Specimen Ordinary Share Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.6 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.4	Specimen Warrant Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.7 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.5	Registration Rights Agreement, dated as of April 8, 2021, by and among Global, the Sponsor and I-Bankers (incorporated by reference to Exhibit 10.3 of Global’s Form 8-K filed with the SEC on April 14, 2021).

2.6	Form of Contingent Value Rights Agreement, by and among Gorilla, Global, Global SPAC Sponsors LLC, in the capacity as Gorilla Representative, Tomoyuki Nii in the capacity as Gorilla Representative, and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.7	Form of First Amendment to Registration Rights Agreement, by and among Gorilla, Global and the Sponsor (incorporated by reference to Exhibit 10.4 of Global’s Form 8-K filed with the SEC on December 28, 2021).

2.8	Form of Registration Rights Agreement, by and between Gorilla and the shareholders of Gorilla party thereto (incorporated by reference to Exhibit 10.2 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.9	Form of Assignment, Assumption and Amendment to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, Gorilla and Global (incorporated by reference to Exhibit 10.3 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022)).

2.10	Form of Amended and Restated Subscription Agreement, dated as of May 18, 2022, by and among Global, Gorilla and the investors named therein (incorporated by reference to Exhibit 10.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.11	Form of Securities Purchase Agreement, dated September 19, 2023 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on September 21, 2023).

2.12	Form of Securities Purchase Agreement, dated February 14, 2024 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on February 20, 2024).

2.13	Form of Series A Warrant (included in Exhibit 2.11).

2.14	Form of Series B Warrant (included in Exhibit 2.12).

2.15	Series A Certificate of Designation, dated September 19, 2023 (incorporated by reference to Exhibit 99.2 of Gorilla’s Form 6-K filed with the SEC on September 21, 2023).

2.16	Series B Certificate of Designation, dated February 14, 2024 (incorporated by reference to Exhibit 99.2 of Gorilla’s Form 6-K filed with the SEC on February 20, 2024).

2.17	Form of Indenture relating to debt securities (incorporated by reference to Exhibit 4.10 of Gorilla’s Registration Statement on Form F-3 (File No. 333-274053) filed with the SEC on August 17, 2023).

4.1*	Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global, Gorilla, Global SPAC Sponsors LLC, as SPAC Representative, Tomoyuki Nii as Company Representative and Merger Sub (incorporated by reference to Exhibit 2.1 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.2	Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.2 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.3	Form of Lock-Up Agreement (included in Exhibit 2.11).

4.4	Amended and Restated Non-Employee Director Compensation Policy.

4.5	Controlled Equity Offering Sales Agreement, dated as of August 17, 2023, by and between Gorilla and Cantor Fitzgerald & Co (incorporated by reference to Exhibit 1.2 of Gorilla’s Registration Statement on Form F-3 (File No. 333-274053) filed with the SEC on August 17, 2023).

4.6	Offer of Employment Agreement, effective as of March 11, 2022, by and between Gorilla Technology Group Inc. and Rajesh Natarajan (incorporated by reference to Exhibit 10.14 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.7	Employment Agreement, effective as of April 22, 2023, by and between the Registrant and Jayesh Chandan (incorporated by reference to Exhibit 4.7 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.8	Employment Agreement, effective as of April 20, 2023, by and between the Registrant and Rajesh Natarajan (incorporated by reference to Exhibit 4.8 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.9	Employment Agreement, effective as of April 20, 2023, by and between the Registrant and Daphne Huang (incorporated by reference to Exhibit 4.9 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.10 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.11	Exchange Agreement, by and between the Registrant, Dr. Sih-Ping Koh and Origin Rise Limited, effective as of December 5, 2022 (incorporated by reference to Exhibit 4.11 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.12	Form of Lock-Up Agreement (included in Exhibit 2.12).

8.1	List of subsidiaries of Gorilla.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

11.2	Insider Trading and Communications Policy.

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

15.1	Letter of PwC Taiwan to the U.S. Securities and Exchange Commission dated February 1, 2024 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on February 1, 2024).

97.1	Recoupment Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	The schedules and exhibits to this agreement have been omitted pursuant to Instructions as to Exhibits to Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GORILLA TECHNOLOGY GROUP INC.

By:	/s/ Jayesh Chandan
Jayesh Chandan
Chief Executive Officer

By:	/s/ Daphne Huang
Daphne Huang
Chief Financial Officer

Date: May 15, 2024

GORILLA TECHNOLOGY GROUP INC.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

December 31, 2023, 2022 AND 2021

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Gorilla Technology Group Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also audited adjustments to the 2022 and 2021 financial statements to retroactively effect the share consolidation as described in Note 24. In our opinion, such adjustments are appropriate and have been properly applied. Other than the adjustments, we were not engaged to audit, review, or apply any procedures to the Company’s 2022 and 2021 financial statements and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2024.

New York, New York

May 15, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Gorilla Technology Group Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 24. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 24, present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2022 consolidated financial statements before the effects of the adjustments discussed in Note 24 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the reverse stock split described in Note 24 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 28, 2023

We served as the Company’s auditor from 2007 to 2023.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2023 AND 2022

(Expressed in United States dollars)

Items	Notes	December 31, 2023	December 31, 2022
Assets

Current assets

Cash and cash equivalents	5	$5,306,857	$22,996,377
Financial assets at fair value through profit or loss - current	6	995,101	1,073,229
Financial assets at amortized cost - current	7 and 39	27,827,915	6,871,187
Contract assets	26	34,213,379	725,441
Accounts receivable	8 and 38	1,448,202	14,041,611
Inventories	9	23,116	68,629
Prepayments - current	10	7,445,195	1,266,442
Other receivables	11 and 38	107,228	648,617
Other current assets		170,461	61,803
Total current assets		77,537,454	47,753,336

Non-current assets
Financial assets at amortized cost - non-current	7 and 39	13,643,000	-
Property, plant and equipment	12, 38 and 39	15,878,965	16,132,567
Right-of-use assets	13	53,036	16,675
Intangible assets	14 and 38	5,869,512	56,342
Deferred income tax assets	34	970,201	29,905
Prepayments - non-current	10	451,580	612,982
Other non-current assets	15 and 19	1,034,000	659,071
Total non-current assets		37,900,294	17,507,542
Total assets		$115,437,748	$65,260,878

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2023 AND 2022

(Expressed in United States dollars)

Items	Notes	December 31, 2023	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	16, 38 and 39	$16,449,110	$13,492,935
Contract liabilities	26	107,603	58,475
Notes payable		603	602
Accounts payable		11,045,758	6,674,528
Other payables	17	6,080,563	3,620,998
Provisions - current	21	68,510	88,469
Lease liabilities - current		30,327	16,981
Current income tax liabilities		4,638,131	-
Warrant liabilities	22	6,221,482	2,042,410
Convertible preference shares liabilities	23	7,767,238	-
Long-term borrowings, current portion	18, 38 and 39	1,817,873	2,108,896
Other current liabilities, others		89,614	152,373
Total current liabilities		54,316,812	28,256,667
Non-current liabilities
Long-term borrowings	18, 38 and 39	6,822,438	8,251,788
Provisions - non-current	21	63,947	61,057
Deferred income tax liabilities	34	59,807	148,183
Lease liabilities - non-current		23,011	-
Total non-current liabilities		6,969,203	8,461,028
Total liabilities		61,286,015	36,717,695
Equity
Equity attributable to owners of parent
Share capital	24
Ordinary share		7,846	7,136
Capital surplus
Capital surplus		166,168,318	154,730,389
Retained earnings	25
Accumulated deficit		(83,399,309)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations		955,018	370,178
Treasury shares	24 and 38	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent		54,151,733	28,543,183
Total equity		54,151,733	28,543,183
Significant contingent liabilities and unrecognized contract commitments	40
Total liabilities and equity		$115,437,748	$65,260,878

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED December 31, 2023, 2022 AND 2021

(Expressed in United States dollars)

		Years ended December 31
Items	Notes	2023	2022	2021
Revenue	26	$64,694,991	$22,408,808	$42,242,863
Cost of revenue	9, 31 and 32	(19,976,149)	(14,071,902)	(26,468,662)
Gross profit		44,718,842	8,336,906	15,774,201
Operating expenses	31, 32 and 38
Selling and marketing expenses		(1,562,837)	(3,644,316)	(4,961,639)
General and administrative expenses		(16,558,226)	(9,191,505)	(3,430,230)
Share listing expenses		-	(70,104,989)	-
Research and development expenses		(3,701,796)	(14,110,408)	(15,053,175)
Expected credit losses		(12,153,098)	-	(404,210)
Other income	27	283,555	983,932	43,819
Other gains (losses) – net	28	6,032,819	1,222,885	(127,025)
Total operating expenses		(27,659,583)	(94,844,401)	(23,932,460)
Operating income (loss)		17,059,259	(86,507,495)	(8,158,259)
Non-operating income and expenses
Interest income	29	770,410	235,912	37,869
Finance costs	30 and 38	(818,065)	(835,273)	(666,349)
Total non-operating income and expenses		(47,655)	(599,361)	(628,480)
Profit (loss) before income tax		17,011,604	(87,106,856)	(8,786,739)
Income tax (expense) benefit	34	(3,515,990)	(430,368)	238,445
Profit (loss) for the year		13,495,614	(87,537,224)	(8,548,294)
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	19	(89,457)	7,409	13,087
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(584,840)	(1,672,040)	453,007
Other comprehensive (loss) income for the year, net of tax		(674,297)	(1,664,631)	466,094
Total comprehensive income (loss) for the year		$12,821,317	$(89,201,855)	$(8,082,200)

Earning (loss) per share
Basic earning (loss) per share	35	$1.92	$(17.83)	$(2.88)

Diluted earning (loss) per share	35	$1.64	$(17.83)	$(2.88)

Weighted average shares of ordinary shares outstanding
Basic*		7,038,173	4,908,558	2,968,508

Diluted*		7,558,479	4,908,558	2,968,508

* Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED December 31, 2023, 2022 AND 2021

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2023
Balance at January 1, 2023		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183
Profit for the year		-	-	-	-	-	-	-	13,495,614	-	-	13,495,614
Other comprehensive income		-	-	-	-	-	-	-	89,457	584,840	-	674,297
Total comprehensive income for the year		-	-	-	-	-	-	-	13,585,071	584,840	-	14,169,911
Expiration of share options		-	-	-	881,689	-	(881,689)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	203,676	-	-	-	-	203,676
Share-based payment for professional services	20	13	-	-	695,662	-	-	-	-	-	-	695,675
Exercise of convertible preference shares	23	560	-	-	5,214,402	-	-	-	-	-	-	5,214,962
Issuance of restricted share units	24	99	-	-	873,401	-	-	-	-	-	-	873,500
Exercise of warrants	24	38	-	-	4,450,788	-	-	-	-	-	-	4,450,826
Balance at December 31, 2023		$7,846	$-	$-	$165,403,985	$-	$764,333	$-	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED December 31, 2023, 2022 AND 2021

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2022
Balance at January 1, 2022		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103
Loss for the year		-	-	-	-	-	-	-	(87,537,224)	-	-	(87,537,224)
Other comprehensive loss		-	-	-	-	-	-	-	7,409	(1,672,040)	-	(1,664,631)
Total comprehensive loss for the year		-	-	-	-	-	-	-	(87,529,815)	(1,672,040)	-	(89,201,855)
Issuance of ordinary shares	24	6,000	-	(33,720)	26,470	-	-	-	-	-	-	(1,250)
Expiration of share options		-	-	-	179,392	-	(179,392)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	346,122	-	-	-	-	346,122
Conversion of preference shares to ordinary shares	24	6,627,412	(5,813,247)	-	37,789,462	-	-	(38,603,627)	-	-	-	-
Capital recapitalization	24	(12,812,331)	-	-	12,812,331	-	-	-	-	-	-	-
Capital reorganization	24	949	-	-	101,268,486	(937,376)	-	-	-	-	-	100,332,059
Cancellation of ordinary shares	24	(6,000)	-	-	(4,600)	-	-	-	-	-	-	(10,600)
Cancellation of treasury shares		-	(31,645)	-	-	1,645	-	-	-	-	30,000	-
Exercise of warrants	24	6	-	-	729,738	-	-	-	-	-	-	729,744
Purchase of treasury shares	38	-	-	-	-	-	-	-	-	-	(29,580,140)	(29,580,140)
Balance at December 31, 2022		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED December 31, 2023, 2022 AND 2021

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2021
Balance at January 1, 2021		$6,153,300	$5,844,892	-	$222,644	$935,731	$1,099,795	$38,603,627	$(919,358)	$1,589,211	$(30,000)	$53,499,842
Loss for the year		-	-	-	-	-	-	-	(8,548,294)	-	-	(8,548,294)
Other comprehensive income		-	-	-	-	-	-	-	13,087	453,007	-	466,094
Total comprehensive loss for the year		-	-	-	-	-	-	-	(8,535,207)	453,007	-	(8,082,200)
Exercise of share options	20	37,800	-	33,720	138,590	-	(74,590)	-	-	-	-	135,520
Expiration of share options		-	-	-	125,530	-	(125,530)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	375,941	-	-	-	-	375,941
Balance at December 31, 2021		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED December 31, 2023, 2022, AND 2021

(Expressed in United States dollars)

		Year ended December 31
	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$17,011,604	$(87,106,856)	$(8,786,739)
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	43	12,153,098	-	404,210
Depreciation expenses	12, 13 and 31	522,963	5,938,167	6,385,999
Amortization expenses	14 and 31	726,031	1,687,618	2,361,009
Loss (gain) on disposal of property, plant and equipment	28	94	70,698	(459)
Loss on lease modification	28	-	48,488	-
Share listing expenses	31	-	70,104,989	-
Share-based payment expenses	20	695,675	-	-
Share option expenses	20	203,676	346,122	375,941
Interest expense	30	818,065	835,273	666,349
Interest income	29	(770,410)	(235,912)	(37,869)
Gains on reversal of accounts and other payables	27	(263,237)	(960,564)	-
Loss on disposal of subsidiaries		-	69,335	-
Re-valuation loss on warrant liabilities and convertible preference shares	22, 23 and 28	(6,050,777)	-	-
Gains on financial assets and liabilities at fair value through profit or loss	28	78,128	(405,008)	-
Changes in operating assets and liabilities
Changes in operating assets
Contract assets		(33,487,938)	914,452	(158,970)
Accounts receivable		962,163	3,580,932	(1,579,304)
Inventories		45,513	83,598	(62,449)
Prepayments		(6,017,351)	(1,245,559)	344,354
Other receivables		91,993	(628,687)	(187,708)
Other current assets		(162,359)	(55,832)	-
Other non-current assets		(158)	55,361	(30,235)
Changes in operating liabilities
Contract liabilities		49,128	38,281	20,194
Notes payable		-	(66)	(35,835)
Accounts payable		4,629,441	(1,378,916)	1,371,017
Other payables		(645,270)	9,129	1,163,036
Provisions		(17,069)	(108,794)	837
Other current liabilities		(62,759)	23,017	28,566
Cash (outflow) inflow generated from operations		(9,489,756)	(8,320,734)	2,241,944
Interest received		751,998	235,912	37,869
Interest paid		(668,540)	(686,841)	(655,673)
Tax paid		(22,621)	(2,174)	(1,167)
Net cash flows (used in) from operating activities		(9,428,919)	(8,773,837)	1,622,973
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	44	-	(1,105,540)	-
Acquisition of property, plant and equipment	36	(297,357)	(2,935,249)	(7,496,271)
Proceeds from disposal of property, plant and equipment		6,122	-	459
Acquisition of intangible assets	36	(3,517,971)	(73,093)	(899,005)
Disposal in financial assets at amortized cost		-	2,187,890	135,937
Investment in financial assets at amortized cost		(34,599,728)	-	(1,579,329)
(Increase) decrease in guarantee deposits		(285,314)	368	(72,142)
Net cash flows used in investing activities		(38,694,248)	(1,925,624)	(9,910,351)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED December 31, 2023, 2022, AND 2021

(Expressed in United States dollars)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	16, 37 and 38	28,050,769	12,492,935	5,000,000
Repayments of short-term borrowings	37	(25,205,710)	(20,089,523)	(327,098)
Proceeds from long-term borrowings	37	1,561,723	3,447,526	6,146,341
Repayments of long-term borrowings	37	(3,193,619)	(4,899,022)	(4,933,134)
Principal repayment of lease liabilities	37	(16,344)	(90,549)	(33,864)
Exercise of share options		-	-	135,520
Payment of transaction cost		-	(292,416)	-
Proceeds from capital reorganization	31	-	32,324,004	-
Exercise of public warrants		4,372,875	714,230	-
Proceeds from Series A preferred shares and private warrants	22 and 23	23,290,000	-	-
Exercise of restricted share units		873,500	-	-
Net cash flows from financing activities		29,733,194	23,607,185	5,987,765
Effect of foreign exchange rate changes		700,453	143,905	91,105
Net (decrease) increase in cash and cash equivalents		(17,689,520)	13,051,629	(2,208,508)
Cash and cash equivalents at beginning of year	5	22,996,377	9,944,748	12,153,256
Cash and cash equivalents at end of year	5	$5,306,857	$22,996,377	$9,944,748

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

Expressed in US dollars, except as otherwise indicated

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology.

On July 14, 2022, with consummation of capital recapitalization as provided in Note 24, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on May 15, 2024.

3.	Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRS”)

a)	Amendments to IFRS and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, ‘Disclosure of accounting policies’	January 1, 2023
Amendments to IAS 8, ‘Definition of accounting estimates’	January 1, 2023
Amendments to IAS 12, ‘Deferred tax related to assets and liabilities arising from a single transaction’	January 1, 2023
Amendments to IAS 12 ‘International tax reform - pillar two model rules’	May 23, 2023
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendment to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 – comparative information’	January 1, 2023

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or noncurrent’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
IFRS 18, “Presentation and disclosure in financial statements”	January 1, 2027

Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

4.	Summary of material accounting policy information

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS that came into effective as issued by the IASB.

b)	The capital reorganization

With consummation of the business combination with Global SPAC Partners Co. (“Global”) on July 13, 2022 (the “Closing Date”) as provided in Note 24, this transaction is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share listing expense”) and further details of share listing expense is provided in Note 31.

c)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at fair value through profit or loss.

iii)	Financial assets and liabilities at fair value through other comprehensive income or loss.

(b)	The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 ee).

(c)	In connection with reverse stock split of 10-to-1 effective on April 15, 2024, all ordinary shares and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split. In accordance with IAS 33, the Company retrospective restatement of earnings (loss) per share for a 10-to-1 reverse stock split that occurs subsequent to the balance sheet date but before the date that the financial statements are authorized for issuance. The financial statements have also been retroactively adjusted to reflect adjustments to the conversion price for each series of convertible preferred shares effected in connection with the reverse stock split.

d)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, as if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

(b)	Subsidiaries included in the consolidated financial statements:

	Name of	Main business	Ownership (%)
Name of investor	subsidiary	activities	December 31, 2023	December 31, 2022	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt (Gorilla Egypt)	Information software and data processing services	100%	Not applicable	Note 1
Gorilla BVI	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%
Telmedia	NSGUARD Technology Inc. (NSGURAD)	Information software and data processing services	100%	100%
Telmedia	Gorilla Technology Japan Inc. (Gorilla Japan)	Information software and data processing services	100%	100%
Gorilla UK	Gorilla Technology (India) Private Limited (Gorilla India)	Information software and data processing services	100%	Not applicable	Note 2
Gorilla UK	Gorilla Distribution Partners Limited (Gorilla Distribution)	Software and hardware distribution services	55%	Not applicable	Note 3
The Company	Gorilla Distribution Egypt**	Software and hardware distribution services	100%**	Not applicable	**

**	Incorporated in January 2024, not included 2023 consolidated financial statements.

Note 1:	Gorilla Egypt was established in March 2023.

Note 2:	Gorilla India was established in August 2023.

Note 3:	Gorilla Distribution was established in November 2023.

(c)	Subsidiaries not included in the year ended December 23, 2023 consolidated financial statements: None, other than Gorilla Distribution Egypt, which was incorporated in January 2024.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

e)	Foreign currency translation

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

(a)	Foreign currency transactions and balances

i)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ii)	Monetary assets and liabilities denominated in foreign currencies at the period end are retranslated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

iii)	Non-monetary assets and liabilities denominated in foreign currencies that are not measures at fair value are translated using the historical exchange rates at the dates of the initial transactions. All foreign exchange gains and losses are presented in the consolidated statements of comprehensive income (loss) within ‘other gains (losses) – net’.

(b)	Translation of foreign operations

i)	The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

●	Income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates of that period;

●	Equity for each statement of changes in equity presented is initially measured and recorded in the functional currency using the exchange rate at issuance and is not subsequently adjusted for changes in exchange rates during period it is outstanding; and

●	All resulting exchange differences are recognized in other comprehensive income.

ii)	When the foreign operation partially disposed of or sold is a subsidiary, cumulative exchange differences that were recorded in other comprehensive income are proportionately transferred to the non-controlling interest in this foreign operation. In addition, even when the Group retains partial interest in the former foreign subsidiary after losing control of the former foreign subsidiary, such transactions should be accounted for as disposal of all interest in the foreign operation.

f)	Classification of current and non-current items

(a)	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within twelve months from the balance sheet date; and

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i)	Liabilities that are expected to be paid off within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be paid off within twelve months from the balance sheet date; and

iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

g)	Cash equivalents

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

h)	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

i)	Financial assets at amortized cost

(a)	The Group classifies its financial assets as at amortized cost only if both of the following criteria are met:

i)	the asset is held within a business model whose objective is to collect the contractual cash flows, and

ii)	the contractual terms give rise to cash flows that are solely payments of principal and interest.

(b)	On a regular way purchase or sale basis, financial assets at amortized cost are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.

(d)	The Group’s time deposit which do not fall under cash equivalents are measured at initial investment amount as the effect of discounting is immaterial.

j)	Accounts receivable

(a)	Accounts receivable represent the Group’s contractual right to receive consideration in exchange for transferred goods or rendered services.

(b)	Non-interest bearing short-term accounts receivable are measured at the original invoice amount as the effect of discounting is immaterial.

k)	Impairment of financial assets

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

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

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

o)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost.

(b)	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)	Land is not depreciated. Property, plant and equipment apply cost model and are depreciated using the straight-line method over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings and structures	50 years
Transportation equipment	5 years
Office equipment	3~ 5 years
Leasehold equipment	3~ 5 years
Other equipment (Note)	5 years

Note: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

p)	Leasing arrangements (lessee)－right-of-use assets/ lease liabilities

(a)	Leases are recognized as a right-of-use asset and a corresponding lease liability at the commencement date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b)	Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the interest rate implicit in the lease. If such rate cannot be readily determined, the incremental borrowing rate is employed. Lease payments are comprised of fixed payments, less any lease incentives receivable.

The Group subsequently measures lease liabilities at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

(c)	At the commencement date, the right-of-use asset is stated at cost comprising the amount of the initial measurement of lease liability less any lease payments made at or before the commencement date, less any lease incentive received; and include any initial direct costs incurred by the Group and an estimate of cost to be incurred by the Group in dismantling and removing the underlying asset and restoration. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(d)	For lease modifications that decrease the scope of the lease, the lessee shall decrease the carrying amount of the right-of-use asset and remeasure the lease liability to reflect the partial or full termination of the lease, and recognize the difference in profit or loss.

q)	Intangible assets

(a)	Computer software

Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

(b)	Intellectual property rights

Intellectual property rights are stated at historical cost and are amortized on a straight-line basis over their estimated useful lives of 10 years.

r)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (‘DCF’) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized. There was no impairment of non-financial assets for the years ended December 31, 2023, 2022 and 2021.

s)	Borrowings

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

t)	Notes and accounts payable

(a)	Accounts payable are liabilities for purchases of goods or services and notes payable are those resulting from operating and non-operating activities.

(b)	Non-interest bearing short-term notes and accounts payable are measured at the original invoice amount as the effect of discounting is immaterial.

u)	Convertible preference share liabilities

Convertible preference share liabilities issued by the Group contain conversion options (that is, the preference share holders have the right to convert the preference shares into the Group’s ordinary shares, upon request, but not by exchanging a fixed amount of cash for a fixed number of ordinary shares), call options. The Group classifies the preference share liabilities upon issuance a financial liability in accordance with the contract terms. They are accounted for as follows:

(a)	The embedded call options are not recognized or remeasured separately from the host contracts.

(b)	The host contracts of preference share liabilities are initially recognized at fair value. Any difference between the initial recognition and the fair value at each reporting date is recognized in profit or loss.

(c)	When share holders exercise conversion options, the liability component of the preference share liabilities shall be remeasured on the conversion date. The issuance cost of converted common shares is the total book value of the abovementioned liability component and ‘capital surplus’.

v)	Warrant liabilities

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss until the warrants are exercised, redeemed, or expired.

w)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability specified in the contract is discharged, cancelled or expired.

x)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event. It is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the obligation amount. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(a)	Warranties

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

y)	Employee benefits

(a)	Short-term employee benefits

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

ii)	Defined benefit plans

●	The defined benefit plans were terminated as of December 31, 2023.

●	Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with the currency and term of the employment benefit obligations.

●	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

●	Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.

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

z)	Share-based payment

Under the equity-settled share-based payment arrangements, the employee and non-employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost or operating expenses over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Share-based payment is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

Having recognized the services received and a corresponding increase in equity, the Company shall make no subsequent adjustment to total equity after vesting date. However, this requirement does not preclude the Company from recognizing a transfer within equity.

aa)	Income tax

(a)	The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss.

(b)	The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

(c)	Deferred tax is recognized, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets and liabilities are measured based on the tax rates and laws that are expected to apply when the assets and liabilities will be realized or settled.

(d)	Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

(e)	Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

(f)	When the Company has a history of recent losses, the Company recognizes a deferred tax asset arising from unused tax losses only to the extent that the Company has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the Company.

bb)	Share capital

(a)	Ordinary shares are classified as equity. The classification of preference shares is determined according to the special rights attached to preference shares based on the substance of the contract and the definition of financial liabilities and equity instruments. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

(b)	Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

cc)	Revenue recognition

The Group generates revenue from offering hardware and software products as well as professional services to its customers. Sales of hardware consists of single performance obligation. Sales of software consists of both single or multiple performance obligations and transaction price of which is allocated to each performance obligation on a relative stand-alone selling price basis. Major types of sales of services offered are system integration service and maintenance service. The Group only offers one contract in relation to system integration service when a customer purchases more than one offering at or near the same time. For system integration service, services and goods promised in the contract are highly inter-dependent on and interrelated with each other and is not separately identifiable from each other in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation. For maintenance service performance obligation, the inputs of labor hours and resources are expended evenly throughout the performance period. Therefore, the Group recognizes revenue on a straight-line basis.

(a)	Sales of goods-hardware

i)	The Group’s sales of goods-hardware are primarily selling of externally purchased server, solid state drive, hard drives, and computer peripheral to the customer. Sales are recognized at a point in time when control of the products has transferred, being when the products are delivered to the customer, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied.

ii)	Revenue is recognized based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date.

iii)	A receivable is recognized when the goods are delivered and invoiced as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

(b)	Sales of goods-software

i)	The Group develops and sells video intelligence and security convergence products. Sales are from sell of software products such as system software, database and platform by providing a right of use to customers which can be accounted for as a single or multiple performance obligations, depending on whether or not the customer can benefit from the good on its own and the Group’s promise to transfer the goods to the customer is separately identifiable from other promises in the contract. The Group may offer several software products within the same contract and each software product is distinct and independent from one another. Under such circumstance, a contract contains multiple performance obligations and revenue is recognized upon fulfilment of each performance obligation.

ii)	Transaction prices are determined at contract inception based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date. The Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The Group sells each of its software products separately so that the relative stand-alone selling price can be determined accordingly. Revenue is recognized as the control of each performance obligations is transferred at a point in time, being when the software installed to the customer. The customer can direct the use of, and obtain substantially all of the remaining benefits from, the software at the point in time at which the software is installed, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

iii)	A receivable is recognized when the goods are delivered and invoiced as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

(c)	Sales of services

i)	The Group provides system integration service and maintenance service. Main types of services offered are system integration service contract and maintenance service contract. System integration service includes information and communication systems, installation of software and hardware equipment as well as implementation and integration of various systems whereas maintenance service is to provide maintenance work for hardware and software at the performance location during the contractual period. The consideration promised in the most of service contracts with customer of the Group are generally at fixed amount, and the amounts of variable consideration in certain service contracts which also include fixed amount of consideration are insignificant.

ii)	For system integration service projects, the arrangements typically include sales of hardware, software, and services within the same contract. However, since the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly inter-dependent on and interrelated with each other and is not separately identifiable from each other in the contract. Therefore, all of the arrangements in the contract are deemed a single performance obligation and allocation of transaction price is not required. Revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the performance obligation meets the one or more criteria to be recognized over a period of time. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered.

Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs but may not result in revenue being recognized, for example when such costs are attributable to significant unanticipated inefficiencies that were not included in the price of the contract or significant re-work. At times costs may be incurred that are not reflective of the Company’s progress towards satisfaction of the performance obligation which may result in revenue being recognized only to the extent of such costs without any profit, for example uninstalled materials that are (1) not distinct, (2) control is transferred to the customer significantly before integration of the goods into the project, (3) cost of the transferred goods are significant relative to the total estimated costs of satisfying the performance obligation, and (4) the Company is not significantly involved in designing or manufacturing the goods. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred.

iii)	For maintenance service project, the Group regularly assigns employees to perform inspection and maintenance work at each performing location and the inputs of labor hours and resources are expended evenly throughout the performance period. The Group recognizes revenue on a straight-line basis.

iv)	The customer pays at the time specified in the payment schedule. If the services rendered exceed the payment, a contract asset is recognized If the payments exceed the services rendered, a contract liability is recognized. Contract asset is reclassified to accounts receivable when related invoices are issued.

v)	Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

(d)	Sales arrangement with system integrators

i)	The Group has relied, in part, on a variety of partnerships with system integrators (“partners”) to allow the Group to provide data services as part of services provided by the partners, and they integrate the Group’s products and services with theirs’ and sell directly to their customers in their region of operation.

ii)	In such arrangement, the Group enters into sales agreement with the partners directly and is only responsible for delivering goods and services to the partners. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with the partners in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

(e)	Sales arrangement with sales representatives, resellers and distributors

i)	In geographic regions where the Group does not have an operating subsidiary, the Group provides its products and services solutions through a suite of non-exclusive agreements that appoint sales representatives, resellers and distributors to engage with end customers. Revenue recognition for each type of these arrangements is as follows:

ii)	Sales representatives are granted rights to use the Group’s products and services to market, promote and solicit orders of products on a non-transferable, non-sub-licensable and limited basis in designated regions. Sales representatives earn sales commission and contracts are not automatically renewed. In such arrangement, the Group enters into sales agreements with the customers directly. Goods and services are provided directly by the Group to the customers in accordance with the executed contracts. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with customers in accordance with the Group’s revenue recognition policy as stated in the preceding paragraphs.

iii)	Resellers purchase the Group’s products and services for resale to end customers and provide maintenance services in their areas of operation. They are permitted to use the Group’s software for demonstration, training, and maintenance services. The contracts are automatically renewed unless prior notice is otherwise provided. In such arrangement, the Group enters into sales agreements with resellers directly and is only responsible for delivering its goods and services to resellers. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with resellers in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

iv)	Distributors purchase the Group’s products at a discount and are permitted to market, distribute, sell, bundle, promote and advertise the products directly to end customers in their region of operation. The contracts are automatically renewed unless prior notice otherwise is provided. In such arrangement, the Group enters into sales agreements with distributors directly and is only responsible for delivering its goods and services to distributors. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with distributors in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

dd)	Operating segments

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

ee)	Critical accounting judgments, estimates and key sources of assumption uncertainty

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

(a)	Critical judgements in applying the Group’s accounting policies

None.

(b)	Critical accounting estimates and assumptions

Revenue recognition-sales of system integration services

The Group recognizes revenue from providing system integration services based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the performance obligation meets the one or more criteria to be recognized over a period of time. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred. Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, labor productivity and cost estimates. Any significant variances in estimations of the total costs will impact the measurement of progress which drives the revenue recognition of contract works in an accounting period. Management continuously monitors factors that may affect the quality of its estimates and conducts periodic review of the relevance of factors by reviewing the actual amounts incurred and comparing with previous estimated amounts in order to mitigate the exposure to significant variances. For the years ended December 31, 2023, 2022 and 2021, the Group recognized service revenue of $64,675,038, $12,285,804 and $15,910,023, respectively.

Convertible Preference Shares and Private Warrants

Fair value of convertible Preference Shares and Private Warrants without an active market or quoted prices are determined using valuation techniques such as market approach and income approach. The measurement of fair value may adopt observable information or models of similar financial instruments or use assumptions in an appropriate manner if the observable parameters are unavailable in the market. Observable information is the primary source of reference. When valuation models are used for the measurements, calibration are performed to ensure its accountability in reflecting real information and market price. In the fair value measurement, the Company used Black-Scholes Model to estimate the fair value of convertible Preference Shares and Private Warrants, applying several assumptions and inputs the Company deemed reasonable. Any changes in these judgements and estimates will impact the fair value measurement of these financial instruments. Please refer to Note 44 for the financial instruments fair value information.

5.	Cash and cash equivalents

	December 31, 2023	December 31, 2022
Cash on hand and petty cash	$7,975	$7,957
Checking accounts	44,742	130,362
Demand deposits	4,226,503	22,858,058
Time deposits	42,498,552	6,871,187
	46,777,772	29,867,564
Transferred to financial assets at amortized cost	(41,470,915)	(6,871,187)
	$5,306,857	$22,996,377

(1)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

a)	As of December 31, 2023 and 2022, range of interest rate of time deposits was 0.00%~5.20% and 0.22%~3.80%, respectively. Some of time deposits provided as guarantees and with maturity over three months were reclassified as “financial assets at amortized cost - current” and “financial assets at amortized cost - non-current” based on its nature. Details of the Group’s time deposits transferred to investments in debt instruments without active market are provided in Note 7. Those financial assets at amortized cost have interest rate of 0.00% for the year ended December 31, 2023.

b)	Details of time deposits pledged to others as collaterals are provided in Note 39.

6.	Financial assets at fair value through profit or loss

	December 31, 2023	December 31, 2022
Current items:
Financial assets mandatorily measured at fair value through profit or loss
Investment in a rent-a-captive company	$995,101	$1,073,229

During the year ended December 31, 2022, the Group entered into a protected cell rent-a-captive arrangement with an insurance company and made investment of $1,105,540 in a rent-a-captive company, which was established by the insurance company, and the Group recognized losses on financial assets at fair value through profit or loss amounting to $78,128 and $32,311 for the years ended December 31, 2023 and 2022, respectively. In a rent-a-captive structure, an insurance company establishes a rent-a-captive company and provides services related to insurance to the Group. The Group participates in the captive insurance agreement by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group only as approved by Board of Directors of the insurance company.

7.	Financial assets at amortized cost

Items	December 31, 2023	December 31, 2022
Current items:
Time deposits	$27,827,915	$6,871,187

Non-current items:
Time deposits	$13,643,000	$-

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Interest income	$336,472	$31,604	$12,810

b)	As of December 31, 2023 and 2022, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $41,470,915 and $6,871,187, respectively.

c)	As of December 31, 2023 and 2022, the interest rate of time deposits was 0.00%~5.20% and 0.22%~3.80%, respectively.

d)	Information relating to financial assets at amortized cost that were pledged to others as collaterals is provided in Note 39.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

8.	Accounts receivable

	December 31, 2023	December 31, 2022
Accounts receivable	$14,563,153	$15,523,390
Less: Allowance for ECLs / uncollectable accounts	(13,114,951)	(1,481,779)
	$1,448,202	$14,041,611

a)	The aging analysis of accounts receivable is as follows:

	December 31, 2023	December 31, 2022
Not past due	$3,937,838	$11,022,374
Up to 180 days	4,770,297	4,091,598
181 to 365 days	3,100,633	409,418
Over 366 days	2,754,385	-
	$14,563,153	$15,523,390

The above aging analysis was based on days overdue.

b)	As of December 31, 2023 and 2022, accounts receivable were all from contracts with customers. As of January 1, 2022, the balance of receivables from contracts with customers amounting to $36,308,109.

c)	As of December 31, 2023 and 2022, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $1,448,202 and $14,041,611, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 43.

e)	Information relating to purchase of treasury shares by transferring accounts receivable, as part of considerations, with Koh Sih-Ping, the former Director and Chief Executive Officer (“CEO”) of the Company, is provided in Note 38.

9.	Inventories

	December 31, 2023
	Cost	Allowance for valuation loss	Book value
Finished goods	$23,116	$-	$23,116

	December 31, 2022
	Cost	Allowance for valuation loss	Book value
Finished goods	$68,629	$-	$68,629

The cost of inventories and services recognized as expense for the year:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Cost of goods sold	$42,126	$7,266,283	$16,790,457
Cost of services	19,934,023	6,805,619	9,678,205
	$19,976,149	$14,071,902	$26,468,662

10.	Prepayments

Items	December 31, 2023	December 31, 2022
Current items:
Prepayment for purchases	$6,359,812	$-
Prepayment for insurance expenses	824,185	1,034,217
Prepayment for transaction costs	104,076	-
Prepaid rent	90,200	-
Prepayment for professional services expenses	51,205	227,000
Others	15,717	5,225
	$7,445,195	$1,266,442

Non-current items:
Prepayment for insurance expenses	$426,588	$537,684
Others	24,992	75,298
	$451,580	$612,982

11.	Other receivables

	December 31, 2023	December 31, 2022
Other receivables from a related party (Note)	$521,852	$521,852
Others	107,228	126,765
	629,080	648,617
Less: Allowance for ECLs / uncollectable accounts	(521,852)	-
	$107,228	$648,617

Note: Information relating to this transaction is provided in Note 38 (d).

(Blank)

12.	Property, plant and equipment

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2023
Cost	$12,718,015	$3,246,249	$31,504	$1,635,691	$12,112,226	$29,743,685
Accumulated depreciation	-	(845,603)	(25,807)	(793,341)	(11,946,367)	(13,611,118)
	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
2023
January 1	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
Additions	-	10,600	-	108,851	118,113	237,564
Disposals	-	-	(2,408)	(3,808)	-	(6,216)
Depreciation expenses	-	(76,102)	(3,248)	(263,500)	(164,176)	(507,026)
Reclassification	-	-	-	(1,649)	-	(1,649)
Net exchange differences	19,287	2,657	(41)	(964)	2,786	23,725
December 31	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965

At December 31, 2023
Cost	$12,737,302	$3,261,934	$21,773	$1,700,073	$11,744,573	$29,465,655
Accumulated depreciation	-	(924,133)	(21,773)	(1,018,793)	(11,621,991)	(13,586,690)
	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2022
Cost	$14,110,197	$3,575,363	$34,953	$7,238,662	$33,427,990	$58,387,165
Accumulated depreciation	-	(853,996)	(22,879)	(3,065,014)	(20,050,206)	(23,992,095)
	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070
2022
January 1	$14,110,197	$2,721,367	$12,074	$4,173,648	$13,377,784	$34,395,070
Additions	-	24,368	-	653,628	2,208,757	2,886,753
Disposals (Note 3)	-	-	-	(2,590,890)	(9,977,212)	(12,568,102)
Depreciation expenses	-	(78,172)	(5,343)	(1,329,350)	(4,484,888)	(5,897,753)
Net exchange differences	(1,392,182)	(266,917)	(1,034)	(64,686)	(958,582)	(2,683,401)
December 31	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567

At December 31, 2022
Cost	$12,718,015	$3,246,249	$31,504	$1,635,691	$12,112,226	$29,743,685
Accumulated depreciation	-	(845,603)	(25,807)	(793,341)	(11,946,367)	(13,611,118)
	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567

Note 1: Information relating to property, plant and equipment that were pledged to others as collaterals is provided in Note 39.

Note 2: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

Note 3: Information relating to purchase of treasury shares by transferring property, plant and equipment, as part of considerations, with Koh Sih-Ping, the former Director and CEO of the Company, is provided in Note 38.

13.	Leasing arrangements – lessee

a)	The Group leases various assets including buildings (office and warehouse) and business vehicles. Rental contracts are typically made for periods of 1 to 4 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	Short-term leases with a lease term of 12 months or less comprise rental of office. Low-value assets comprise rental of office equipment.

c)	The carrying amount of right-of-use assets and the amortization charge are as follows:

	Carrying amount
	December 31, 2023	December 31, 2022
Buildings (Office and warehouse)	$47,992	$4,925
Transportation equipment (Business vehicles)	5,044	11,750
	$53,036	$16,675

	Depreciation charge
	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Buildings (Office and warehouse)	$9,314	$12,774	$14,394
Transportation equipment (Business vehicles)	6,623	27,640	20,044
	$15,937	$40,414	$34,438

d)	For the years ended December 31, 2023 and 2022, the additions to right-of-use assets were $52,355, $0, respectively.

e)	The information on profit and loss accounts relating to lease contracts is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Items affecting profit or loss
Interest expense on lease liabilities	$346	$1,219	$1,196
Expense on short-term lease contracts	171,999	13,602	2,142
Expense on leases of low-value assets	6,661	19,227	4,872
Loss on lease modification	-	48,448	-

f)	For each of the years ended December 31, 2023, 2022 and 2021, the Group’s total cash outflow for leases were $195,350, $124,597 and $42,074, respectively.

14.	Intangible assets

	Year ended December 31, 2023
	Computer software	Intellectual property rights (Note 1)	Total
January 1
Cost	$2,403,406	$-	$2,403,406
Accumulated amortization	(2,347,064)	-	(2,347,064)
	$56,342	$-	$56,342

At January 1	$56,342	$-	$56,342
Additions－acquired separately	538,446	6,000,000	6,538,446
Amortization expenses	(176,031)	(550,000)	(726,031)
Net exchange differences	755	-	755
At December 31	$419,512	$5,450,000	$5,869,512

December 31
Cost	$555,562	$6,000,000	$6,555,562
Accumulated amortization	(136,050)	(550,000)	(686,050)
	$419,512	$5,450,000	$5,869,512

Year ended December 31, 2022
Computer software
January 1
Cost	$18,144,910
Accumulated amortization	(14,725,441)
$3,419,469

At January 1	$3,419,469
Additions－acquired separately	73,093
Amortization expenses	(1,687,618)
Disposals (Note 2)	(1,645,166)
Net exchange differences	(103,436)
At December 31	$56,342

December 31
Cost	$2,403,406
Accumulated amortization	(2,347,064)
$56,342

Note 1:	On January 10, 2023 (the “Agreement Date”), the Group entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing video analytics technology incorporated and registered in England and Wales.

The Group acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products.

The purchase price for the intellectual property rights consists of fixed consideration amounting to $6,000,000 and contingent payment through issuance of the Company’s shares of an amount equal to $3,000,000 which is conditional to certain financial performance through intellectual property rights from Agreement Date up to and including December 31, 2023. The contingent payment through issuance of the Company’s shares is a share-based payment and recognized in ‘capital surplus’. As the contingency was not met, no share payment would be made.

The Group has made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively, and payment of a further $3,000,000 has not been paid as of December 31, 2023. See Note 41 for more details.

Note 2:	Information relating to purchase of treasury shares by transferring intangible assets, as part of considerations, with Koh Sih-Ping, the former Director and CEO of the Company, is provided in Note 38.

Details of amortization on intangible assets are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Selling and marketing expenses	$5,131	$425,720	$574,913
General and administrative expenses	152,925	22,914	23,144
Research and development expenses	567,975	1,238,984	1,762,952
	$726,031	$1,687,618	$2,361,009

15.	Other non-current assets

	December 31, 2023	December 31, 2022
Prepaid Pension	$460,732	$381,452
Guarantee deposits	506,316	221,002
Others	66,952	56,617
	$1,034,000	$659,071

16.	Short-term borrowings

Type of borrowings	December 31, 2023	Interest rate range
Bank collaterialized borrowings	$13,449,110	2.61%-2.7%
Loan from shareholders	3,000,000	Note
	$16,449,110

Type of borrowings	December 31, 2022	Interest rate range
Bank collaterialized borrowings	$12,492,935	1.84%～3.11%
Loan from shareholders	1,000,000	Note
	$13,492,935

Note:	In 2021, the Group entered into shareholder loan agreements in the amount of $5,000,000 with Koh Sih-Ping, Asteria Corporation, and Berwick Resources Limited. The Company issued promissory notes with an interest rate of 7.5% per annum and maturity date of September 1, 2022 to the lenders in the same amount as loans made. In addition, Koh Sih-Ping assumed joint and several liability as guarantor of the Group under the shareholder agreement with Asteria Corporation.

In September 2022, the loan from shareholders were repaid to Koh Sih-Ping in the amount of $1,000,000 and Asteria Corporation in the amount of $3,000,000, and the maturity date of the promissory note of $1,000,000 issued to Berwick Resources Limited was extended to and repaid in January 2023.

In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made. The maturity date of the shareholder loan of $3,000,000 was extended and repaid in April 29, 2024.

Refer to table below for details of short-term and long-term borrowing. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Mega International Commercial Bank, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

(Blank)

As of December 31, 2023
	Facility	Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	12.2023-11.2024	$4,190,650	LC loan	$298,762		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	652,241		2.68%	None	Same as above
			Letter of guarantee	1,458,108	1,398,011	-	None	Same as above
Lender A	12.2023-11.2024	3,913,447	LC loan	195,206		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	2,229,034		2.68%	None	Same as above
			Letter of guarantee	1,432,379	56,828	-	None	Same as above
Lender A	01.2022-01.2025	189,019	Letter of guarantee	188,823		-	None	None
Lender A	09.2020~09.2025	978,362	Long-Term Bank loan	428,033		2.85%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,098,146	Long-Term Bank loan	3,029,959		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,630,603	Long-Term Bank loan	1,594,716		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	326,121	Long-Term Bank loan	256,157		2.92%	None	None
Lender B	04.2023-04.2024	4,891,809	Short-Term Bank loan	2,021,948	2,869,861	2.61%	None	Time deposit $2,300,000
Lender C	05.2023-05.2024	6,196,291	Short-Term Bank loan	6,000,620		2.70%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C			LG	41,564	154,107	-	None	Same as above
Lender C	05.2019-03.2026	5,870,171	Long-Term Bank loan	1,891,735		2.39%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	12.2023-06.2024	2,282,844	Short-Term Bank loan	2,051,299		2.65%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	185,019		-	None	Same as above
Lender C	06.2023-08.2028	1,766,921	Long-Term Bank loan	1,439,712		2.40%	None	Time deposit $500,000, Land, Buildings and Structures

As of December 31, 2022
	Facility	Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	11.2022-11.2023	$4,184,307	LC loan	$610,089	$-	2.56%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	651,255	-	2.56%	None	Same as above
			Letter of guarantee	1,563,552	1,359,411	-	None	Same as above
Lender A	11.2022-11.2023	3,907,522	LC loan	324,269	-	2.31%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Letter of guarantee	895,592	2,687,661	-	None	Same as above
Lender A	01.2022-01.2025	188,733	Letter of guarantee	188,538	-	-	Koh Sih-Ping	None
Lender A	09.2020-09.2025	976,880	Long-Term Bank loan	671,605	-	2.72%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,093,455	Long-Term Bank loan	3,053,795	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,628,134	Long-Term Bank loan	1,607,261	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2026	325,627	Long-Term Bank loan	318,843	-	2.67%	Koh Sih-Ping	None
Lender A	10.2021-10.2026	651,254	Long-Term Bank loan	69,793	-	2.72%	Koh Sih-Ping	100% guaranteed by Taiwan SMEG
Lender B	06.2022-04.2023	5,210,029	Short-Term Bank loan	3,507,001	-	1.84%-3.11%	Koh Sih-Ping	Time deposit $2,800,000, Promissory note $5,743,001
			LC loan	334,220	1,368,808	2.54%~2.60%	Koh Sih-Ping	Same as above
Lender C	01.2022-01.2023	6,186,910	Short-Term Bank loan	5,014,652	-	2.50%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
			Letter of guarantee	84,466	1,087,792	-	Koh Sih-Ping	Same as above
Lender C	05.2019-03.2026	5,861,283	Long-Term Bank loan	2,728,370	-	2.26%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
Lender C	11.2022-06.2023	2,279,388	Short-Term Bank loan	2,051,449	-	2.50%	None	Time deposit $1,000,000
			Letter of guarantee	209,178	18,761	-	None	Same as above
Lender C	06.2020-06.2023	162,813	Long-Term Bank loan	27,134	-	2.03%	Koh Sih-Ping	85% guaranteed by Taiwan SMEG
Lender C	07.2021-08.2026	2,442,201	Long-Term Bank loan	1,883,883	-	1.46%	Koh Sih-Ping	70% guaranteed by Taiwan SMEG
Lender D	01.2022-01.2023	976,880	Credit Loan	-	973,347	-	Koh Sih-Ping	65% guaranteed by Taiwan SMEG
			Letter of guarantee	3,533	-	-	Koh Sih-Ping	Same as above

Note 1: Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022. After his departure from the Company, Koh Sih-Ping is still the guarantor for several outstanding loans.

(Blank)

17.	Other payables

	December 31, 2023	December 31, 2022
Payables on intangible assets	$3,020,475	$-
Professional fee payable	1,037,187	1,141,582
Salaries and bonuses payable	689,331	1,466,631
Pension payable	83,738	99,921
Payables on machinery and equipment	19,724	79,517
Output tax payable	161,685	469,800
Others	1,068,423	363,547
	$6,080,563	$3,620,998

18.	Long-term borrowings

Type of borrowings	Interest rate	December 31, 2023
Bank borrowings
Collaterialized borrowings	2.39%	1,891,735
Collaterialized borrowings	2.40%	1,439,711
Collaterialized borrowings	2.85%	428,033
Uncollaterialized borrowings	2.92%	256,157
Collaterialized borrowings	2.92%	3,029,959
Collaterialized borrowings	2.92%	1,594,716
		8,640,311
Less: Current portion		(1,817,873)
		6,822,438

Type of borrowings	Interest rate	December 31, 2022
Bank borrowings
Collaterialized borrowings	2.72%	$671,605
Collaterialized borrowings	2.67%	3,053,795
Collaterialized borrowings	2.67%	1,607,261
Uncollaterialized borrowings	2.67%	318,843
Collaterialized borrowings	2.72%	69,793
Collaterialized borrowings	2.26%	2,728,370
Collaterialized borrowings	2.03%	27,134
Collaterialized borrowings	1.46%	1,883,883
		10,360,684
Less: Current portion		(2,108,896)
		$8,251,788

Please refer to Note 16 for details of long-term borrowings.

19.	Pensions

Gorilla Taiwan has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who choose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Gorilla Taiwan contributes monthly to the employees’ individual pension accounts based on 2% of the employees’ monthly salaries with the Trust Department, Bank of Taiwan. The trustee is under the name of the independent retirement fund committee. Also, Gorilla Taiwan would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is not enough to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Gorilla Taiwan will make contribution for the deficit by next March. As of December 31, 2023, there is no participant in this plan.

a)	The amounts recognized in the balance sheet are as follows:

	December 31, 2023	December 31, 2022
Present value of defined benefit obligation	$-	$101,505
Fair value of plan assets	(460,732)	(482,957)
Net defined benefit asset	$(460,732)	$(381,452)

b)	Movements in net defined benefit assets are as follows.

Year ended December 31, 2023	Present value of defined benefits obligation	Fair value of plan assets	Net defined benefit asset

Balance at January 1	$101,505	$(482,957)	$(381,452)
Current service cost	17,257	-	17,257
Interest expense (income)	1,504	(7,154)	(5,650)
Net exchange differences	(1,151)	(279)	(1,430)
	119,115	(490,390)	(371,275)
Remeasurements:
Return on plan asset	$-	($1,045)	($1,045)
Experience adjustment	(88,412)	-	(88,412)
	(88,412)	(1,045)	(89,457)
Paid pension	(30,703)	30,703	-
At December 31	$-	$(460,732)	$(460,732)

Year ended December 31, 2022	Present value of defined benefits obligation	Fair value of plan assets	Net defined benefit asset

Balance at January 1	$83,205	$(495,059)	$(411,854)
Interest expense (income)	634	(3,770)	$(3,136)
Net exchange differences	(9,014)	49,961	40,947
	74,825	(448,868)	(374,043)

Remeasuments:
Return on plan assets	$-	$(34,089)	$(34,089)
Change in financial assumptions	13,799	-	13,799
Experience adjustments	12,881	-	12,881
	26,680	(34,089)	(7,409)
Balance at December 31	$101,505	$(482,957)	$(381,452)

c)	The Bank of Taiwan was commissioned to manage the fund of the Group’s defined benefit pension plan (the “Fund) in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment n domestic or foreign listed, over-the counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after approval by the Regulator. The Group has the classification of plan assets fair value in accordance with IAS 19 Paragraph 142. The composition of fair value of plan assets as of December 31, 2023 and 2022 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

d)	The principal actuarial assumptions used were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Discount rate	1.09%	1.48%
Future Salary increases	0.00%	5.00%

Future mortality rate was estimated based on the 6th Taiwan Standard Ordinary Experience Mortality Table.

Because the main actuarial assumption changed, the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase 0.5%	Decrease 0.5%	Increase 0.5%	Decrease 0.5%
December 31, 2023
Effect on present value of defined benefit obligation	$-	$-	$-	$-
December 31, 2022
Effect on present value of defined benefit obligation	$(8,597)	$9,541	$9,150	$(8,369)

The sensitivity analysis above was based on one assumption which changed while the other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

e)	Expected contributions to the defined benefit pension plans of the Group for the year ending December 31, 2024 amount to $0.

f)	As of December 31, 2023, the weighted average duration of that retirement plan is 0 year. The analysis of timing of the future pension payment was $0.

g)	Effective July 1, 2005, Gorilla Taiwan and NSGUARD have established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act, covering all regular employees with R.O.C. nationality. Under the New Plan, Gorilla Taiwan and NSGUARD contribute monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.

h)	The Company’s overseas subsidiaries have established defined contribution plans. Monthly contributions to an independent fund administered by the government are in accordance with the pension regulations. Other than the monthly contribution, the subsidiaries have no further obligations.

i)	The pension costs under the defined contribution pension plans of the Group for each of the years ended December 31, 2023, 2022 and 2021 were $358,957, $448,545, and $467,076, respectively.

20.	Share-based payment

a)	For the years ended December 31, 2023 and 2022, the Company’s share-based payment transactions were as follow:

		Quantity
		granted
		(Units)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	period	conditions
Employee share options	2017.1.1	10,630	5 years	Note 2
Employee share options	2018.1.1	3,400	5 years	Note 2
Employee share options	2019.1.1	18,600	5 years	Note 2
Employee share options	2021.10.5	20,741	5 years	Note 3
Employee share options	2021.10.5	11,352	5 years	Note 2
Employee share options	2022.2.23	27,468	5 years	Note 2

Note 1:	On the Closing Date, with capital recapitalization as provided in Note 24, each outstanding share option was converted with the conversion ratio approximately of 4.82 share options. Shares outstanding for the periods have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 3:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

The share-based payment arrangements applied to Note 2 and 3 above are required to be settled by equity.

b)	For the years ended December 31, 2023, the Company offered non-employee share-based compensation to Innvotec Limited (“Innvotec”), an acquisition advisor, for its services related to procurement of SeeQuestor. The fee was set at $1,000,000, with 50% in cash and 50% in exchange for ordinary shares of the Company, issued at $9.28 per share, with piggy-back registration rights. The related share compensation was not issued until January 2024.

		Quantity
		granted
		(Ordinary shares)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	period	conditions

Obtain professional service through share-based payment	2022.12	5,388	Upon completion of services	Upon completion of services

Note 1:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

c)	Details of the share-based payment arrangements are as follows:

	2023 (Note 2)		2022 (Note 2)
	No. of	Weighted average exercise	No. of	Weighted average exercise
	options	price	options	price
Options outstanding at January 1	255,164	$11.66	40,445	$56.20
Options granted	-	-	27,468	56.20
Options expired	(123,395)	11.66	-	-
Options cancelled	(79,890)	11.66	-	-
Options forfeited	-	-	(64,694)	12.98
Capital recapitalization (Note 1)	-	-	251,945	11.66
Options outstanding at December 31	51,879	$11.66	255,164	$11.66
Options exercisable at December 31	41,879	$11.66	108,506	$11.66

Note 1:	Exercise price and numbers of options outstanding and exercisable on the Closing date have been adjusted with the conversion ratio approximately of 4.82 due to capital recapitalization. Refer to Note 24 for more information on the capital recapitalization.

Note 2:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

d)	No share options were exercised for the years ended December 31, 2023 and 2022.

e)	As of December 31, 2023 and 2022, the range of exercise prices of share options outstanding was $11.66 and $11.66, respectively; the weighted-average remaining contractual period was 1.50 years and 3.06 years, respectively.

f)	The fair value of share options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Type of arrangement	Grant date	Share price (par value)	Exercise price (Note 2)	Expected price volatility (Note 1)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per share (Note 3)
Employee share options	2017.1.1	$0.0001	$5.62	32.11%~ 42.11%	4.5 Years	-	1.05%	$5.73
Employee share options	2018.1.1	$0.0001	$5.62	34.14%~ 40.79%	4.5 Years	-	0.96%	$6.13
Employee share options	2019.1.1	$0.0001	$5.62	33.35%~ 38.93%	4.5 Years	-	1.01%	$6.86
Employee share options	2021.10.5	$0.0001	$5.62	47.34%~ 52.14%	3.5 Years	-	1.01%	$6.91
Employee share options	2021.10.5	$0.0001	$5.62	45.32%~ 51.27%	4.5 Years	-	1.01%	$6.91
Employee share options	2022.2.23	$0.0001	$5.62	31.49%~ 46.31%	4.5 Years	-	0.72%	$7.11

Note 1:	Expected price volatility rate was estimated by using the share prices of the most recent period with length of this period approximate to the length of the share options’ expected life, and the standard deviation of return on the share during this period.

Note 2:	The exercise price of share options is adjusted to $1.17 (or $11.66 reflective of the 10-to-1 reverse stock split effective April 15, 2024) with the conversion ratio approximately of 4.82 on the Closing Date due to capital recapitalization. Refer to Note 24 for more information on the capital recapitalization.

Note 3:	Share-based payment expenses are recorded over each vesting period based on the fair value of share options granted. Relevant information is as follows:

Grant date	Exercise price (Note 2)	Fair value of first year	Fair value of second year	Fair value of third year	Fair value of fourth year
2017.1.1	$5.62	$0.90	$1.50	$1.70	$2.00
2018.1.1	$5.62	$1.20	$1.60	$2.00	$2.30
2019.1.1	$5.62	$1.70	$2.10	$2.40	$2.80
2021.10.5	$5.62	$1.90	$2.30	$2.70	$2.90
2021.10.5	$5.62	$2.30	$2.70	$2.90	$3.10
2022.2.23	$5.62	$1.90	$2.50	$3.00	$3.20

g)	Expenses incurred on share-based payment transactions for employees are shown below:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Expense recorded	$203,676	$346,122	$375,941

21.	Provisions

	Year ended December 31, 2023	Year ended December 31, 2022
	Warranties	Warranties
At January 1	$149,526	$258,320
Additional provisions	113,888	56,050
Used during the year	(32,366)	(46,592)
Reversal of unused amounts	(98,558)	(95,297)
Exchange differences	(33)	(22,955)
At December 31	$132,457	$149,526

Analysis of total provisions:

	December 31, 2023	December 31, 2022
	Warranties	Warranties
Current	$68,510	$88,469
Non-current	$63,947	$61,057

The Group’s warranty provisions were associated with the sales of hardware, software and services, and were estimated in accordance with the historical warranty data of products.

22.	Warrant liabilities

Public Warrants	No. of units (Note 2)	Amount
At January 1, 2023	996,297	$2,042,410
Warrants granted
Warrants exercised	(38,025)	(77,951)
Change in fair value	-	(1,676,977)
At December 31, 2023	958,272	$287,482

	Year ended December 31, 2023
Private Warrants	No. of units (Note 2)	Amount
At January 1, 2023	-	$-
Public warrants granted	2,000,000	9,222,288
Warrants exercised	-	-
Change in fair value	-	(3,288,288)
At December 31, 2023	$2,000,000	$5,934,000

	Year ended December 31, 2022
Public Warrants	No. of units (Note 2)	Amount
Transfer from capital reorganization ( Note 1)	1,002,508	$2,495,243
Warrants exercised	(6,211)	(15,514)
Change in fair value	-	(437,319)
At December 31, 2022	996,297	$2,042,410

Note 1:	Information relating to capital reorganization is provided in Note 24.

Note 2:	The units outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

a)	Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the business combination on the Closing Date or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $18.00 per share (or $180.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $11.50 (or $115.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) per share. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

b)	The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023. See Note 24 for the details. The private warrants have an initial exercise price of $1.50 per ordinary share (or $15.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) and are exercisable at any time after its issuance and will expire on the fifth anniversary of the date on which the private warrants become exercisable (“Termination Date”). The company may extend the duration of this warrant by delaying the termination date.

23.	Convertible preference share liabilities

	Year ended December 31, 2023
	No. of units	Amount
At January 1, 2023	-	$-
Convertible preference share liabilities issued	25,000	14,067,712
Convertible preference share liabilities exercised	(7,000)	(5,214,962)
Change in fair value	-	(1,085,512)
At December 31, 2023	18,000	$7,767,238

There were no convertible preference shares outstanding liabilities as of December 31, 2022.

The issuance of convertible preference shares by the Company:

a)	The terms of the Series A Convertible Preference Shares issued by the Company are as follows:

i)	The Company issued 25,000 Series A Convertible Preference Shares (the “Preference Shares”) and 20,000,000 Series A Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on September 19, 2023 in exchange for $25,000,000, which was fully received in September, 2023. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 1-to-1 ratio (or 10-to-1 reflective of the 10-to-1 reverse stock split effective April 15, 2024).

ii)	The Preference Shares are perpetual and have no maturity date. The Company may, at its option, force conversion of the Preference Shares in whole or in part if the VWAP (as defined in the certificate of designation for the Preference Shares (the “Certificate of Designation”)) is at least 200% of the then in effect Conversion Price (as defined in the Certificate of Designation) for each Trading Day (as defined in the Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Certificate of Designation are met, subject certain other limitations. Each Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Conversion Price (as defined in the Certificate of Designation). The Conversion Price is initially $1.25 per ordinary share (or $12.50 reflective of the 10-to-1 reverse stock split effective April 15, 2024), subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

b)	For the year ended December 31, 2023, 7,000 shares of the convertible preference shares have been converted into 5,600,000 shares of the Company’s ordinary shares (or 560,000 shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

24.	Share capital

a)	As of December 31, 2023, the Company’s authorized capital was $25,000 consisting of 245,000,000 shares of ordinary shares of a par value of US$0.0001 each (or 24,500,000 shares of ordinary shares of a par value of US$0.001 reflective of the 10-to-1 reverse stock split effective April 15, 2024), and 5,000,000 shares of preference shares of a par value of US$0.0001 each. As of December 31, 2023, the issued capital was $7,846, consisting of 78,465,883 shares of outstanding ordinary shares (or 7,846,588 shares of ordinary shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

b)	On the Closing Date, the business combination pursuant to the business combination agreement dated on May 18, 2022 was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders, with holders of subunits of Global redeeming approximately 88.4% of the pre-merger outstanding subunits. As contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of Gorilla (the “Merger”, and together with the other transactions contemplated by the business combination agreement and certain ancillary documents, the “Transactions”).

Pursuant to the business combination agreement, immediately prior to the Effective Time (as defined in the business combination agreement), the Company effected a capital recapitalization and issued 65,000,000 ordinary shares (or 6,500,000 reflective of the 10-to-1 reverse stock split effective April 15, 2024) in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including 5,813,247 preference shares converted into 6,627,412 ordinary shares (or 662,741 reflective of the 10-to-1 reverse stock split effective April 15, 2024) of the Company (the “Gorilla Ordinary Shares”) in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share (or 0.48 reflective of the 10-to-1 reverse stock split effective April 15, 2024) for each share of ordinary share then held or as converted.

On the Closing Date, the following securities issuances were made by the Company to Global’s security holders (not reflective of the 10-to-1 reverse stock split effective April 15, 2024): (i) each outstanding ordinary share of Global (including Global Class A ordinary shares and Global Class B ordinary shares, (the “Global Ordinary Shares”) and including the Global Class A ordinary shares included as part of the PIPE Investment (as defined below)) was exchanged for (A) one Gorilla Ordinary Share and (B) one Class A contingent value right of the Company (“Class A CVR”), and (ii) each outstanding warrant of Global, 10,025,081 units in total, was converted into a warrant to purchase the same number of Gorilla Ordinary Shares at the same exercise price and for the same exercise period (“Gorilla Warrant”).

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

The business combination is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) (or $106.0 reflective of the 10-to-1 reverse stock split effective April 15, 2024) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

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

There were no outstanding preference shares as of December 31, 2023.

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

e)	On December 5, 2022, the Company entered into the exchange agreement (the “Agreement”) with Koh Sih-Ping and Origin Rise Limited to purchase 2,814,895 ordinary shares (or 281,490 reflective of the 10-to-1 reverse stock split effective April 15, 2024) held by Origin Rise Limited and further details of this transaction is provided in Note 38.

f)	On April 9, 2024, the Company announced a share consolidation of the Company’s ordinary shares at a ratio of 10-to-1 (the “Share Consolidation”). The Share Consolidation was approved by the Company’s board of directors and was previously approved by the Company’s shareholders as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 27, 2024. The Share Consolidation was effective on April 15, 2024. Following the Share Consolidation, the exercise price of the Company’s warrants, conversion price of the Company’s preference shares, and exercise or conversion prices of the Company’s other equity instruments will be adjusted proportionally in accordance with the Share Consolidation, and the par value of the Company’s ordinary shares increased from $0.0001 to $0.001.

g)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2023 (Note 1)	2022 (Note 1)
At January 1	6,854,284	619,110
Employee share options exercised	-	600
Cancellation of ordinary shares	-	(600)
Conversion of preference shares to ordinary shares	-	662,741
Capital recapitalization	-	4,898,424
Capital reorganization	-	949,288
Warrant exercised	38,025	6,211
Convertible preference share liabilities exercised	560,000	-
Restricted share units issuance (Note 2)	100,090	-
Additional paid in capital	12,700	-
Treasury shares purchased	-	(281,490)
At December 31	7,565,099	6,854,284

Note 1:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	The restricted share units distributed in 2023 related to: 1) granted vested equity compensation to directors and officers pertaining to award year July 2022 to July 2023; 2) sign on equity bonus and vested equity compensation for select employees.

25.	Retained earnings

a)	Subject to the Company’s Memorandum and Articles of Association and the statute except as otherwise provided by the rights attached to any shares, the Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

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

b)	The Group was in a net income and net loss position for the years ended December 31, 2023 and 2022, respectively, and no earnings distribution was resolved by the Board of Directors.

c)	For the information relating to employees’ compensation and directors’ remuneration, please refer to Note 33.

26.	Revenue

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Revenue from contracts with customers
Hardware sales
Government
-Video IoT	$-	$14,409	$5,992
-Security Convergence	-	283,755	3,630
Non-Government
-Video IoT	-	1,049,628	3,816,489
-Security Convergence	62,363	4,188,370	1,054,116
Software sales
Government
-Video IoT	-	109,322	-
-Security Convergence	-	138,421	70,413
Non-Government
-Video IoT	87,306	1,715,532	16,063,123
-Security Convergence	-	2,623,567	5,319,077
Service revenue
Government
-Video IoT	2,266,495	4,323,111	7,842,465
-Security Convergence	61,375,512	5,330,279	5,356,881
Non-Government
-Video IoT	551,519	2,486,385	2,459,435
-Security Convergence	351,796	146,029	251,242
	$64,694,991	$22,408,808	$42,242,863

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA region:

Year ended December 31, 2023	Hardware	Software	Service	Total
Total revenue streams	$101,702	$173,123	$76,157,234	$76,432,059
Inter-revenue streams	(39,339)	(85,817)	(11,611,912)	(11,737,068)
Revenue from external
customer contracts	$62,363	$87,306	$64,545,322	$64,694,991
Timing of revenue recognition
At a point in time	$62,363	$87,306	$-	$149,669
Over time	-	-	64,545,322	64,545,322
	$62,363	$87,306	$64,545,322	$64,694,991

Year ended December 31, 2022	Hardware	Software	Service	Total
Total revenue streams	$5,690,577	$4,586,842	$13,107,708	$23,385,127
Inter-revenue streams	(154,415)	-	(821,904)	(976,319)
Revenue from external
customer contracts	$5,536,162	$4,586,842	$12,285,804	$22,408,808
Timing of revenue recognition
At a point in time	$5,536,162	$4,586,842	$-	$10,123,004
Over time	-	-	12,285,804	12,285,804
	$5,536,162	$4,586,842	$12,285,804	$22,408,808

Year ended December 31, 2021	Hardware	Software	Service	Total
Total revenue streams	$5,236,331	$22,654,095	$15,933,436	$43,823,862
Inter-revenue streams	(356,104)	(1,201,482)	(23,413)	(1,580,999)
Revenue from external
customer contracts	$4,880,227	$21,452,613	$15,910,023	$42,242,863
Timing of revenue recognition
At a point in time	$4,880,227	$21,452,613	$-	$26,332,840
Over time	-	-	15,910,023	15,910,023
	$4,880,227	$21,452,613	$15,910,023	$42,242,863

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	December 31, 2023	December 31, 2022
Contract assets:
Contract assets relating to service contracts	$34,213,379	$725,441
Contract liabilities:
Contract liabilities relating to service contracts	$107,603	$58,475

As of January 1, 2022, the balance of contract assets and liabilities relating to service contract was $1,639,893 and $20,194, respectively.

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Year ended December 31, 2023	Year ended December 31, 2022
Revenue recognized that was included in the contract liability balance at the beginning of the year
Service revenue	$58,475	$20,194

c)	Significant changes in contract assets

The increase in contract assets during the years ended December 31, 2023 was attributed to progress of projects towards contract activities.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of December 31, 2023 and 2022, amounting to $241,795,928 and $6,627,577, respectively based on the currency conversion rate as of December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company entered into a significant firm-fixed price contract for building a secure governmental air-gapped network for the Government of Egypt (“GoE”) (“Egypt Contract”), denominated in EGP, includes revenues of approximately EGP 8.4 billion ($272 million, based on the exchange rate as of December 31, 2023).

Management expects that the transaction price allocated to the unsatisfied contracts as of December 31, 2023 and 2022, will be recognized as revenue from 2024 to 2027 and from year 2023 to 2027, respectively. Except for the abovementioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

27.	Other income

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Gains on reversal of accounts and other payables (Note)	$263,237	$960,564	$-
Rent income	16,892	20,934	24,026
Indemnity income	-	-	19,793
Others	3,426	2,434	-
	$283,555	$983,932	$43,819

Note:	During the year ended December 31, 2023 and 2022, certain suppliers ceased operation and became uncontactable, the Group assessed that the possibility of making repayment to the supplier as remote, therefore, the Group recognized gains on reversal of accounts and other payables of $263,237 and $960,564, respectively.

28.	Other gains (losses) - net

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net currency exchange gains (losses)	$78,178	$1,079,191	$(105,098)
Gains on financial assets and liabilities at fair value through profit or loss	5,972,649	405,008	-
Loss on disposal of subsidiaries	-	(69,335)	-
(Loss) gain on disposal of property, plant and equipment	(94)	(70,698)	459
Loss on lease modification	-	(48,488)	-
Other losses	(17,914)	(72,793)	(22,386)
	$6,032,819	$1,222,885	$(127,025)

29.	Interest income

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Interest income from bank deposits	$433,848	$204,081	$25,059
Interest income from financial assets measured at amortized cost	336,472	31,604	12,810
Others	90	227	-
	$770,410	$235,912	$37,869

30.	Finance costs

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Interest expense:
Bank borrowings	$564,250	$556,041	$543,098
Loan from shareholders	253,469	278,013	122,055
Lease liabilities	346	1,219	1,196
	$818,065	$835,273	$666,349

31.	Expenses by nature

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Employee benefit expense	$14,136,901	$12,195,089	$11,929,425
Outsourcing charges	9,693,009	6,401,995	9,261,580
Professional services expenses	7,352,785	5,229,184	1,171,977
Change in inventory of finished goods	5,337,118	7,266,283	16,790,457
Expected credit loss	12,153,098	-	404,210
Insurance expenses	1,548,512	862,649	25,300
Amortization expenses on intangible assets	726,031	1,687,618	2,361,009
Depreciation expenses on property, plant and equipment	507,026	5,897,753	6,351,561
Depreciation expenses on right-of-use asset	15,937	40,414	34,438
Share listing expenses	-	70,104,989	-
Others	2,481,689	1,437,146	1,987,959
	$53,952,106	$111,123,120	$50,317,916

Capital reorganization

Any excess of the fair value of the Company’s share issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

Year ended
December 31, 2022
Fair value of equity consideration issued by the Company
Market value of 9,492,875 ordinary shares ($10.6 per share) (or 949,288 ordinary shares at $106.00 per share reflective of the 10-to-1 reverse stock split effective April 15, 2024)	$100,624,475
Fair value of Global net assets acquired
Net cash proceeds from Global	$32,324,004
Warrant acquired	(2,495,243)
Others	690,725
$30,519,486

Charge for listing services	$70,104,989

32.	Employee benefit expense

	Year ended December 31, 2023
	Cost of revenue	Operating expenses	Total
Wages and salaries	$4,106,694	$8,314,759	$12,421,453
Labor and health insurance fees	84,518	848,795	933,313
Pension	54,565	315,998	370,563
Share option expenses	-	203,676	203,676
Other personnel expenses	3,243	204,653	207,896
	$4,249,020	$9,887,881	$14,136,901

	Year ended December 31, 2022
	Cost of revenue	Operating expenses	Total
Wages and salaries	$202,983	$10,139,209	$10,342,192
Labor and health insurance fees	20,413	735,817	756,230
Pension	11,942	433,509	445,451
Share option expenses	-	346,122	346,122
Other personnel expenses	-	305,094	305,094
	$235,338	$11,959,751	$12,195,089

	Year ended December 31, 2021
	Cost of revenue	Operating expenses	Total
Wages and salaries	$219,051	$9,798,876	$10,017,927
Labor and health insurance fees	23,650	776,948	800,598
Pension	12,942	452,487	465,429
Share option expenses	-	375,941	375,941
Other personnel expenses	-	269,530	269,530
	$255,643	$11,673,782	$11,929,425

33.	Employees’ compensation and directors’ remuneration

a)	According to the Articles of Incorporation of Gorilla Taiwan and NSGUARD, employees’ compensation and directors’ remuneration are based on the current year’s earnings, which should first be used to cover accumulated deficits, if any, and then a ratio of the remaining balance distributed as employees’ compensation and directors’ remuneration is not specified.

b)	For each of the two years ended December 31, 2022, the Group had incurred net loss before tax. Accordingly, employees’ compensation was not accrued. For the year ended December 31, 2023, the Group have incurred net income before tax. The net income before tax generated in the year ended December 31, 2023 was used to cover the accumulated deficit as of December 31, 2022.

34.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits.

d)	United States taxation

United States profits tax has been provided for at the rate of 27.98% on the estimated assessable profits. There are no assessable profits for the years ending December 31, 2023, 2022 and 2021.

e)	United Kingdom taxation

United Kingdom profits tax has been provided for at the rate of 19% on the estimated assessable profits. There are no assessable profits for the years ending December 31, 2023 as the subsidiary was established in 2023.

f)	India taxation

India profits tax has been provided for at the rate of 25% on the estimated assessable profits. There are no assessable profits for the years ending December 31, 2023 as the subsidiary was established in 2023.

g)	Egypt taxation

Egypt profits tax has been provided for at the rate of 22.5% on the estimated assessable profits. There are no assessable profits for the years ending December 31, 2023 as the subsidiary was established in 2024.

h)	Income tax expense (benefit)

Components of income tax expense (benefit):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Current tax:
Current tax on profits for the year	$4,529,365	$2,174	$1,167
Prior year income tax overestimation	-	(1,829)	-
Total current tax	4,529,365	345	1,167

Deferred tax:
Origination and reversal of temporary differences	(1,013,375)	430,023	(239,612)
Income tax expense (benefit)	$3,515,990	$430,368	$(238,445)

i)	Reconciliation between income tax expense (benefit) and profit (loss) before income tax:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Tax calculated based on gain (loss) before tax and statutory tax rate (Note)	$4,286,824	$(2,267,658)	$(1,398,565)
Prior year income tax overestimation	-	(1,829)	-
Effects from items disallowed by tax regulation	913,745	85,387	108,574
Utilization of previously unrecognized tax losses	(3,017,084)	-	-
Temporary differences not recognized	1,308,011	-	-
Taxable loss not recognized as deferred tax assets	24,494	2,614,468	1,051,546
Income tax expense (benefit)	$3,515,990	$430,368	$(238,445)

Note: The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate.

j)	Amounts of deferred tax assets or liabilities as a result of temporary differences and loss carryforwards are as follows:

	2023
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Provisions	$29,905	$876,300	$13,428	$919,633
Unrealized exchange loss	-	49,807	761	50,568
	29,905	926,107	14,189	970,201
Deferred tax liabilities:
Prepayment of pension	(62,036)	2,288	(59)	(59,807)
Unrealized exchange gain	(86,147)	84,980	1,167	-
	(148,183)	87,268	1,108	(59,807)
	$(118,278)	$1,013,375	$15,297	$910,394

	2022
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Employee share options	$179,549	$(166,750)	$(12,799)	$-
Unrealized exchange loss	116,315	(108,025)	(8,290)	-
Tax losses carryforward	62,675	(58,208)	(4,467)	-
Provisions	51,664	(17,168)	(4,591)	29,905
	410,203	(350,151)	(30,147)	29,905
Deferred tax liabilities:
Prepayment of pension	(68,151)	(627)	6,742	(62,036)
Unrealized exchange gain	(10,251)	(79,245)	3,349	(86,147)
	(78,402)	(79,872)	10,091	(148,183)
	$331,801	$(430,023)	$(20,056)	($118,278)

Note: Gorilla Taiwan subsidiary is likely to use the DTA incurred.

k)	Expiration dates of unused tax losses and amounts of unrecognized deferred tax assets are as follows:

	December 31, 2023
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount	Expiry year
2016	$335,863	$335,863	$335,863	2026
2018	265,902	265,902	265,902	2028
2020	1,391,266	1,391,266	1,391,266	2030
2021	462,800	462,800	462,800	2031
2022	2,382,650	2,382,650	2,382,650	2032
2023	151,691	151,691	151,691	2033
	$4,990,172	$4,990,172	$4,990,172

	December 31, 2022
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount	Expiry year
2016	$607,999	$607,999	$607,999	2026
2017	2,006,095	2,006,095	2,006,095	2027
2018	1,357,953	1,357,953	1,357,953	2028
2020	4,771,824	4,771,824	4,771,824	2030
2021	2,558,560	2,558,560	2,558,560	2031
2022	9,490,794	9,490,794	9,490,794	2032
	$20,793,225	$20,793,225	$20,793,225

l)	The Group’s subsidiaries outside Taiwan have unrecognized tax losses of $3,797,937 and $3,808,756 as of December 31, 2023 and 2022, respectively, which have no expiry date and can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognized tax losses in their respective countries of incorporation.

m)	Telmedia was incorporated in Hong Kong Special Administrative Region of the People’s Republic of China. Therefore, Telmedia is only subject to Hong Kong income tax on Hong Kong source income in accordance with “Hong Kong Inland Revenue Ordinance”.

n)	Gorilla Taiwan’s and NSGUARD’s income tax returns through 2021 have been assessed and approved by the Tax Authority.

35.	Earnings (loss) per share

	Year ended December 31, 2023
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (Note 1)	Earnings per share
Basic earnings per share
Profit attributable to the parent	$13,495,614	7,038,173	$1.92
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares
-Employee share options	-	93,664
-Convertible preference shares	(1,085,512)	412,685
-Restricted share units	-	13,957
Profit attributable to ordinary shareholders of the parent plus assumed conversion of all dilutive potential ordinary shares	$12,410,102	7,558,479	$1.64

	Year ended December 31, 2022
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (Note 1)	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent (Note 2)	$(87,537,224)	4,908,558	$(17.83)

	Year ended December 31, 2021
	Amount after tax	Weighted average number of ordinary shares outstanding (Note 1)	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent (Note 2)	$(8,548,294)	2,968,508	$(2.88)

Note 1:	On the Closing Date, pursuant to the business combination agreement, the Company effected in the form of capital recapitalization and issued 65,000,000 ordinary shares (or 6,500,000 reflective of 10-to-1 reverse stock split effective April 15, 2024) in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including preference shares converted into ordinary shares in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. The increase in the number of ordinary shares outstanding due to the capital recapitalization are adjusted retrospectively in the calculation of basic and diluted loss per share for all periods presented based on the new number of shares. Refer to Note 24 for more information on the capital recapitalization. Shares outstanding for the years have been restated for the 10-for-1 reverse stock split effective April 15, 2024.

Note 2:	Warrant liabilities were excluded in the computation of diluted loss per share for the year ended December 31, 2022. Employee share options were excluded in the computation of diluted loss per share for the years ended December 31, 2022 and 2021 and convertible preference shares were excluded in the computation of diluted loss per share for the year ended December 31, 2021 since it was anti-dilutive. The number of shares that were excluded from the loss per share calculation above for the years ended December 31, 2022 and December 31, 2021 that could be dilutive in the future was 12,514,617 and 33,903,228 shares, respectively (or 1,251,462 and 3,390,323 shares, respectively, reflective of 10-to-1 reverse stock split effective April 15, 2024).

36.	Supplemental cash flow information

Investing activities with partial cash payments:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Purchase of property, plant and equipment	$237,564	$2,886,753	$7,495,838
Add: Opening balance of payable on equipment	79,517	128,013	128,446
Less: Ending balance of payable on equipment	(19,724)	(79,517)	(128,013)
Cash paid during the year	$297,357	$2,935,249	$7,496,271

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Acquisition of intangible assets	$6,538,446	$73,093	$1,626,065
Add: Opening balance of payable on intangible assets	-	727,060	-
Less: Reversal of payable on intangible assets	-	(727,060)	-
Less: Ending balance of payable on intangible assets	(3,020,475)	-	(727,060)
Cash paid during the year	$3,517,971	$73,093	$899,005

37.	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2023	$13,492,935	$10,360,684	$16,981	$23,870,600
Changes in cash flow from financing activities	2,845,059	(1,631,896)	(16,344)	1,196,819
Changes in other non-cash items	78,073	(78,073)	52,701	52,701
Impact of changes in foreign exchange rate	33,043	(10,404)	-	22,639
At December 31, 2023	$16,449,110	$8,640,311	$53,338	$25,142,759

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2022	$22,968,092	$12,829,264	$124,175	$35,921,531
Changes in cash flow from financing activities	(7,596,588)	(1,451,496)	(90,549)	(9,138,633)
Changes in other non-cash items	-	-	(7,277)	(7,277)
Impact of changes in foreign exchange rate	(1,878,569)	(1,017,084)	(9,368)	(2,905,021)
At December 31, 2022	$13,492,935	$10,360,684	$16,981	$23,870,600

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2021	$17,785,057	$11,321,966	$34,685	$29,141,708
Changes in cash flow from financing activities	4,672,902	1,213,207	(33,864)	5,852,245
Changes in other non-cash items	-	-	122,508	122,508
Impact of changes in foreign exchange rate	510,133	294,091	846	805,070
At December 31, 2021	$22,968,092	$12,829,264	$124,175	$35,921,531

38.	Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Koh Sih-Ping (Note)	Other related party
Origin Rise Limited (Note)	Other related party
Asteria Corporation	Shareholder of the Company

Note: Origin Rise Limited, one of shareholders of the Company, is controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Company on September 9, 2022. As of December 31, 2023, Origin Rise Limited and Koh Sih-Ping had no control over the Group. Koh Shi-Ping has been no longer a related party to the Group since January 1, 2023.

b)	The Group lists Koh Sih-Ping as the joint guarantor for its short-term borrowings and long-term borrowings in 2023 and 2022. Please refer to Note 16 and Note 18 for further details.

The Company’s interest expense and interest payable related to the loan from related parties are as below:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Interest expense	$253,469	$246,763	$96,987

	December 31, 2023	December 31, 2022
Interest payable	$247,304	$-

c)	Please refer to Note 16 for further details on shareholder loans.

d)	Purchase of treasury shares

On December 5, 2022 (the “Effective Date”), the Agreement was made and entered into by and among the Company, Koh Sih-Ping and Origin Rise Limited that the Company purchased 2,814,895 ordinary shares (or 281,490 reflective of the 10- to-1 reverse stock split effective April 15, 2024) held by Origin Rise Limited by transferring certain accounts receivables, property, plant and equipment, and intangible assets of the Company with value, on effective date, of $15,663,648, $12,287,359 and $1,629,133, respectively.

As of December 31, 2022, the Company has other receivable, amounting to $521,852, due from Koh Sih-Ping because the Company has obligation to pay related output tax under applicable law in same amount in relation to this transaction and this tax should be compensated by Koh Sih-Ping in accordance with the Agreement. As of December 31, 2023, the amount was not received and fully reserved.

e)	Key management compensation

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Salaries and other short-term employee benefits	$3,044,064	$1,218,826	$769,956
Post-employment benefits	3,283	815	14,814
Share option expenses	-	-	62,974
	$3,047,347	$1,219,641	$847,744

39.	Pledged assets

The Group’s assets pledged as collateral are as follows:

	Book value
Pledged assets	December 31, 2023	December 31, 2022	Purpose
Time deposits (shown as ‘Financial assets at amortized cost’)	$41,470,915	$6,871,187	Performance guarantee, deposit letter of credit and short-term borrowings
Land	12,737,302	12,718,015	Long-term and short-term borrowings
Buildings and structures	2,337,801	2,400,646	Long-term and short-term borrowings
	$56,546,018	$21,989,848

40.	Significant contingent liabilities and unrecognized contract commitments

a)	The significant contingent liabilities incurred after the reporting period are provided in Note 41.

b)	The significant unrecognized contract commitments are listed below:

i)	As of December 31, 2023 and 2022, the guaranteed notes secured for service project or warranty of NSGUARD amounted to $58,702 and $58,613, respectively.

ii)	As of December 31, 2023, the banker’s letter of guarantee issued by the bank at the request of the Company amounted to $36,366,370.

iii)	As of December 31, 2023 and 2022, the banker’s letter of guarantee issued by the bank at the request of Gorilla Taiwan amounted to $2,236,725 and $1,739,982, respectively.

iv)	As of December 31, 2023 and 2022, the banker’s letter of guarantee issued by the bank at the request of NSGUARD amounted to $1,069,169 and $1,204,877, respectively.

v)	As of December 31, 2022, there a promissory note of $1,000,000 outstanding under the shareholder loan agreement with Berwick Resources Limited. The note and accrued interest has since been repaid.

vi)	As of December 31, 2023, there was a promissory note of $3,000,000 outstanding under the shareholder loan agreement with Asteria Corporation. The note and accrued interest have since been repaid in April 2024.

41.	Significant events after the reporting period

a)	On January 18, 2024, SeeQuestor filed a claim against the Company and its affiliate, Gorilla Technology UK Limited (“Gorilla UK”), alleging breach of the Assignment and License of Intellectual Property Rights dated January 2023 (the “Agreement”) and seeking the sum of US$2,493,571 and/or damages and other relief.

The Company and Gorilla UK intend to vigorously contest SeeQuestor’s claim and to advance counterclaims of their own. Accordingly, on February 28, 2024, the Company and Gorilla UK filed and served their Defense to SeeQuestor’s claim and counterclaim against SeeQuestor for damages arising from the latter’s breach of the Agreement and other misrepresentation factors. Due to the very early stage that these proceedings have reached, it is not possible to accurately predict whether any claim will succeed, as this would depend on a number of factors, including but not limited to, in this instance, the strength of evidence of misrepresentations and evidence in rebuttal that may be advanced by SeeQuestor.

Should SeeQuestor succeed on its entire claim (as it currently stands), the Company and Gorilla UK would be obliged to pay SeeQuestor the amount claimed by it (US$2,493,571) plus interest and, depending on the order made by the judge, some or all of SeeQuestor’s costs of the litigation.

b)	In February 2024, the Company raised $10 million financing through issuance of series B preferred convertible shares with $11 conversion price with series B 5 year warrants at $15 exercise price. Both series B preferred convertible shares and warrants have certain exercisability, exercise limitations and transferability conditions.

42.	Capital management

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

The gearing ratios at December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Total borrowings	$25,089,421	$23,853,619
Less: Cash and cash equivalents	(5,306,857)	(22,996,377)
Net debt	19,782,564	857,242
Total equity	54,151,733	28,543,183
Total capital	$73,934,297	$29,400,425
Gearing ratio	27%	3%

43.	Financial instruments

a)	Financial instruments by category

	December 31, 2023	December 31, 2022
Financial assets
Financial assets at fair value through profit or loss	$995,101	$1,073,229
Financial assets at amortized cost (Note)	48,839,518	44,778,794
	$49,834,619	$45,852,023

	December 31, 2023	December 31, 2022
Financial liabilities
Financial liabilities at amortized cost (Note)	$42,216,345	$34,149,747
Warrant liabilities	6,221,482	2,042,410
Convertible preference share liabilities	7,767,238	-
	$56,205,065	$36,192,157

Note: Financial assets at amortized cost include cash and cash equivalents, financial assets at amortized cost, accounts receivable, other receivables and guarantee deposits. Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables and long-term borrowings (including current portion).

b)	Financial risk management policies

i)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial condition and financial performance.

ii)	Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.	The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD and Egyptian pounds (“EGP”). A material portion of the Group’s future revenues is from the Egypt Contract, denominated in EGP. The fluctuation in exchange rate from EGP to U.S. dollars impacts the Group’s cash inflows when converting the EGP to U.S. dollars. Any significant revaluation of the EGP may have a material adverse effect on the Group’s revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar.

1.	The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2023
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$516,510	0.033	$16,844,446
EGP:USD	600,433	0.055	33,285,236
Financial liabilities
Monetary items
NTD:USD	614,748	0.033	20,048,202
EGP:USD	432,966	0.033	14,158,000
GBP:USD	12,619	1.270	16,025,800

	December 31, 2022
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$563,120	0.033	$18,336,686
Financial liabilities
Monetary items
NTD:USD	44,465	0.033	1,447,905

2.	The total exchange gain or (loss) (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2023, 2022 and 2021 amounting to $78,178, $1,079,191 and ($105,098), respectively.

3.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Year ended December 31, 2023
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$168,444
EGP:USD	1%	332,852
Financial liabilities
Monetary items
NTD:USD	1%	200,482
EGP:USD	1%	141,580
GBP:USD	1%	160,258

	Year ended December 31, 2022
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$183,367
Financial liabilities
Monetary items
NTD:USD	1%	$14,479

Price risk

As of December 31, 2023 and 2022, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates (excluding loan from shareholders with fixed interest rate), of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $134,491, $99,943 and $143,745 in the cash outflow for the years ended December 31, 2023, 2022 and 2021, respectively.

ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable and contract assets in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

6.	The Group used the forecastability to adjust historical and timely information to assess the default possibility of accounts receivable. On December 31, 2023 and 2022, the provision matrix are as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 366 days past due	Total
At December 31, 2023
Expected loss rate	0.03%~100%	0.15%-100%	1.4%~100%	100%
Total book value	$3,937,838	$4,770,297	$3,100,633	$2,754,385	$14,563,153
Loss allowance	2,489,636	4,770,297	3,100,633	2,754,385	13,114,951

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 366 days past due	Total
At December 31, 2022
Expected loss rate	0.03%~6.3%	0.15%~100%	1.4%~100%	100%
Total book value	$11,022,374	$4,091,598	$409,418	$-	$15,523,390
Loss allowance	324,060	754,722	402,997	-	1,481,779

7.	Movements in relation to the Group applying the modified approach to provide ECLs for contract assets, accounts and other receivable are as follows:

	2023
	Accounts receivable	Other receivables
At January 1	$1,481,779	$-
Provision for ECLs	11,633,172	521,852
At December 31	$13,114,951	$521,852

2022
Accounts receivable
At January 1	$1,486,291
Effect of foreign exchange	(4,512)
At December 31	$1,481,779

8.	The Group’ s credit risk exposure in relation to contract assets under IFRS 9 as of December 31, 2023 and 2022 are $34,213,379 and $725,441, respectively.

9.	The Group held cash and cash equivalents and financial assets at amortized cost of $46,777,772 and $29,867,564 with banks as at December 31, 2023 and 2022, respectively, which are considered to have low credit risk as those banks are the large and renowned financial institutions. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

10.	The significant changes in the carrying amounts of accounts receivable contributed to the increase in the allowance for expected credit loss during 2023 due to the increases in credit-impaired balances for long credit term customers located in the South Asia resulted in increases in credit loss in 2023 of approximately $7.6 million.

11.	Other receivables and guarantee deposits of $613,544 and $869,619 as at December 31, 2023 and 2022, respectively, are considered to have high credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to material credit loss. As of December 31, 2023, the majority amount of other receivables and guarantee deposits were not received and fully reserved.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

2.	A material portion of the Group’s future revenues is from the Egypt Contract, denominated in EGP. The fluctuation in exchange rate from EGP to U.S. dollars impacts the Group’s cash inflows when converting the EGP to pay for the Group’s vendors in U.S. dollars. In addition, the retention of the GoE as a customer and receipt of payments from GoE timely depend on many factor that could cause the Group to not be able to retain the GoE a customer or otherwise limit the Group’s ability to realize the full benefits of the Egypt Contract. The loss of GoE as a customer could result in a significant reduction of Group’s anticipated revenues, which could materially and adversely affect Gorilla’s business, results of operations and financial condition.

3.	Please refer to Note 16 for undrawn borrowing facilities as at December 31, 2023 and 2022.

4.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities:

December 31, 2023	Less than 1 year	Over 1 year
Lease liabilities	$30,327	$24,241
Long-term borrowings (including current portion)	2,052,026	7,867,224

Non-derivative financial liabilities:

December 31, 2022	Less than 1 year	Over 1 year
Lease liabilities	$17,183	$-
Long-term borrowings (including current portion)	2,365,972	9,461,319

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

5.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

44.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 43.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2023 and 2022 is as follows:

(a)	The related information of natures of the assets and liabilities is as follows:

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$995,101	$995,101

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$287,482	$-	$5,934,000	$6,221,482
Convertible preference share liabilities	-	-	7,767,238	7,767,238
	$287,482	$-	$13,701,238	$13,988,720

December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,073,229	$1,073,229

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$2,042,410	$-	$-	$2,042,410

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk and etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the years ended December 31, 2023 and 2022, there was no transfer between Level 1 and Level 2.

D.	The following table represents the changes in Level 3 instrument for the year ended December 31, 2023 and 2022:

	2023	2022
Financial assets at fair value through profit or loss
At January 1	$1,073,229	$-
Acquired in the year	-	1,105,540
Losses recognized in profit or loss	(78,128)	(32,311)
At December 31	$995,101	$1,073,229

	2023	2022
Private warrant liabilities at fair value
At January 1	$-	$-
Granted in the year	9,222,288	-
Losses recognized in profit or loss	(3,288,288)	-
At December 31	$5,934,000	$-

	2023	2022
Convertible preference share liabilities at fair value
At January 1	$-	$-
Granted in the year	14,067,712	-
Exercised in the year	(5,214,962)
Losses recognized in profit or loss	(1,085,512)	-
At December 31	$7,767,238	$-

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

E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December 31, 2023	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$995,101	Net asset value	Not applicable	Not applicable	Not applicable

			Risk free rate	3.90%	The higher the risk free rate, the higher the fair value
Warrant liabilities	$5,934,000	Black-Scholes Model	Price volatility	93.45%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

			Risk free rate	3.90%	The higher the risk free rate, the higher the fair value
Convertible preference share liabilities	$7,767,238	Black-Scholes Model	Price volatility	93.23%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

	Fair value at December 31, 2022	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,073,229	Net asset value	Not applicable	Not applicable	Not applicable

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

45.	Segment Information

a)	General information

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

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the consolidated statements of comprehensive income (loss). The accounting policies of the operating segments are in agreement with the material accounting policies in the consolidated financial statements for the year ended December 31, 2023. Sale transactions among segments are based on arms-length principle.

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Year ended December 31, 2023
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$61,789,671	$2,905,320	$-	$-	$64,694,991
Inter-segment revenue	11,697,729	39,339	-	(11,737,068)	-
Total segment revenue	$73,487,400	$2,944,659	$-	$(11,737,068)	$64,694,991
Segment gain (loss) before tax	$28,283,481	$(3,547,581)	$(7,948,575)	$224,277	$17,011,602
Segment including :
Depreciation	$476,605	$26,637	$19,721	$-	$522,963
Amortization	$102,736	$4,633	$618,662	$-	$726,031
Interest income	$(309,605)	$(16,394)	$(444,411)	$-	$(770,410)
Interest expense	$529,750	$34,553	$253,762	$-	$818,065
Tax expense	$3,370,891	$142,928	$2,171	$-	$3,515,990
Segment assets	$85,334,926	$9,137,251	$113,310,681	$(92,349,110)	$115,437,748
Segment liabilities	$50,490,134	$16,486,654	$83,970,880	$(89,661,653)	$61,336,015

	Year ended December 31, 2022
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$12,710,421	$9,698,387	$-	$-	$22,408,808
Inter-segment revenue	149,771	826,548	-	(976,319)	-
Total segment revenue	$12,860,192	$10,524,935	$-	$(976,319)	$22,408,808
Segment loss before tax	$(2,848,847)	$(6,750,899)	$(77,507,110)	$-	$(87,106,856)
Segment including :
Depreciation	$2,490,896	$3,447,091	$180	$-	$5,938,167
Amortization	$967,557	$720,061	$-	$-	$1,687,618
Interest income	$(9,861)	$(36,235)	$(189,816)	$-	$(235,912)
Interest expense	$221,215	$336,045	$278,013	$-	$835,273
Tax expense	$81,248	$346,946	$2,174	$-	$430,368
Segment assets	$22,387,916	$30,228,118	$45,236,856	$(32,592,012)	$65,260,878
Segment liabilities	$21,790,810	$26,070,168	$19,088,347	$(30,231,630)	$36,717,695

	Year ended December 31, 2021
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$12,055,359	$30,187,504	$-	$-	$42,242,863
Inter-segment revenue	253,027	1,327,955	-	(1,580,982)	-
Total segment revenue	$12,308,386	$31,515,459	$-	$(1,580,982)	$42,242,863
Segment loss before tax	$(1,178,204)	$(6,095,996)	$(1,512,539)	$-	$(8,786,739)
Segment including :
Depreciation	$2,146,285	$4,239,714	$-	$-	$6,385,999
Amortization	$743,540	$1,617,469	$-	$-	$2,361,009
Interest income	$(1,827)	$(26,683)	$(9,359)	$-	$(37,869)
Interest expense	$207,329	$336,965	$122,055	$-	$666,349
Tax (benefit) expense	$(22,795)	$(216,817)	$1,167	$-	$(238,445)
Segment assets	$30,187,283	$70,605,865	$69,274,230	$(75,136,675)	$94,930,703
Segment liabilities	$27,663,770	$56,571,772	$14,098,995	$(49,332,937)	$49,001,600

Note 1:	Other segment is composed of holding companies and oversea subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the consolidated statements of comprehensive income (loss).

ii)	Please refer to Note 45 c) for information on total consolidated profit or loss after reconciliation and reconciliation for profit after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Please refer to Note 45 for the disclosure information by products and services.

f)	Geographical information

Geographical information for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Revenue	Non-current assets	Revenue	Non-current assets	Revenue	Non-current assets
Asia
-Taiwan	$64,615,921	$15,821,531	$14,706,318	$16,716,816	$37,433,251	$33,026,486
-Hong Kong	63,615	3,695,405	7,687,126	704	4,797,685	5,616,651
-Others	-	47,964	10,774	-	8,417	2,010
Americas	-	895	4,590	1,431	3,510	158
Cayman Islands	-	65,578	-	537,684	-	-
Other regions	15,455	5,874,406	-	-	-	-
	$64,694,991	$25,505,779	$22,408,808	$17,256,635	$42,242,863	$38,645,305

Revenues by geography are determined based on the region of the Group’s contracting entity, which may be different than the region of the customer. Revenue from Taiwan accounted for approximately 99, 66 and 89 percent of total revenue during fiscal 2023, 2022 and 2021, respectively. Non-current assets by geography are based on physical location.

g)	Major customer information

Information of major customers that exceed 10% of the revenue in the statements of comprehensive income for each of the three years in the period ended December 31, 2023 is as follows:

		Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Location	Revenue	Segment	Revenue	Segment	Revenue	Segment
Customer A	Singapore	$-	Not applicable	$5,388,482	Security Convergence	$-	Not applicable
Customer B	Taiwan	-	Not applicable	3,691,803	Security Convergence	-	Not applicable
Customer C	Taiwan	8,129,968	Not applicable	-	Not applicable	6,592,017	Note 1
Customer D	Taiwan	-	Not applicable	-	Not applicable	3,696,945	Video IoT
Customer E	Egypt	52,271,731	Security Convergence	-	Not applicable	-	Not applicable

Note 1:	The Group sells products from both segments, Video IoT and security convergence.

Note 2:	No customer above mentioned accounted for over 10% of total accounts receivable as of December 31, 2022 and 2021.