Form 20-F
period 2024-12-31
Gorilla Technology Group Inc.
filed 2025-04-30
CIK 1903145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class A Contingent Value Rights, Series A Preference Shares, Series B Preference Shares, Series A Warrants, Series B Warrants, Series C Warrants.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 18,058,135 ordinary shares, par value $0.001 (not including 1,385,107 ordinary shares held by the company as treasury shares), 9,582,724 warrants, 4,507,875 Class A Contingent Value Rights, 10,000,000 Series A Warrants, 2,062,500 Series B Warrants and 1,542,858 Series C Warrants (as of December 31, 2024).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

GORILLA TECHNOLOGY GROUP INC.

Form 20-F

For the Fiscal Year Ended December 31, 2024

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” “Gorilla,” and “Group” refer to Gorilla Technology Group Inc. and its subsidiaries. In this annual report:

“Ancillary Documents”	means the Lock-Up Agreement, the Gorilla Voting Agreement, Sponsor Voting Agreement, the Founders Registration Rights Agreement Amendment, the Gorilla Registration Rights Agreement and the Assignment, Assumption and Amendment to Warrant Agreement, the Surviving Company Memorandum and Articles of Association, the Amended Subscription Agreements and the other agreements, certificates and instruments to be executed or delivered by any of the Parties contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.

“AI”	means artificial intelligence.

“Average VWAP Price”	means the average 20 Trading Day VWAP of the Gorilla ordinary shares.

“Business Combination Agreement”	means the agreement entered into by and between Global SPAC Partners Co., a special purpose acquisition company incorporated as a Cayman Islands exempted company (“Global”), Gorilla, Gorilla Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Gorilla (“Merger Sub”), Sponsor, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the shareholders of Global as of immediately prior to the Effective Time and their successors and assignees, and Tomoyuki Nii, in the capacity as the representative from and after the Effective Time for the Gorilla shareholders as of immediately prior to the Effective Time, dated as of December 21, 2021, as amended and restated on May 18, 2022.

“Class A Contingent Value Right” or “Class A CVR”	means a contractual contingent value right to be issued for each Class A ordinary share entitling the holder to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) (A) a pro rata portion, among holders of Class A CVRs, of the Earnout Shares that are forfeited by Gorilla shareholders under the Business Combination Agreement for failure to meet any of the price maintenance requirements for Gorilla ordinary shares (as referred to and defined in the Business Combination Agreement as Price Protection Shares, “Price Protection Shares”) and (B) a pro rata portion, among holders of all CVRs, of the Earnout Shares that are forfeited by shareholders of Gorilla under the Business Combination Agreement for failure to meet any the financial performance and reporting metric performance requirements (as referred to and defined in the Business Combination Agreement as Revenue Protection Shares, “Revenue Protection Shares”).

“Class B Contingent Value Right” or “Class B CVR”	means a contractual contingent value right to be issued for each PIPE Subunit purchased under the Amended Subscription Agreement entitling them to receive (as a new reissuance by Gorilla of equivalent ordinary shares of Gorilla or other securities or property forfeited as part of applicable Earnout Shares) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares (but not the Price Protection Shares).

“CVR”	means each of one whole Class A CVR or Class B CVR.

“Contingent Value Rights Agreement”	means the agreement contemplated to be entered into prior to or in connection with the Closing, by and between the SPAC Representative and Continental Stock Transfer & Trust Company, as rights agent, which governs the terms of the CVRs.

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Closing”	means the consummation of the Merger (as defined in the Business Combination Agreement).

“Earnout Shares”	means the fourteen million (14,000,000), or one million four hundred thousand (1,400,000) after giving effect to the Reverse Split, Gorilla ordinary shares held in escrow that were issued to the shareholders of Gorilla in the recapitalization (subject to equitable adjustment for share sub-divisions, share capitalizations, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with any dividends or distributions or other income paid or otherwise accruing to such securities during the time such securities are held in escrow), and make such Earnout Shares contingent and only vest and be earned by the shareholders of Gorilla if certain share price maintenance and financial performance and reporting metrics are achieved by Gorilla after the Closing, with such Earnout Shares forfeited if such metrics are not achieved.

“EGP”	means Egyptian pounds.

“EU”	means the European Union.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“GAAP”	means accounting principles generally accepted in the United States of America.

“Global”	means Global SPAC Partners Co., a Cayman Islands exempted company.

“Global IPO”	means the initial public offering of Global, which was consummated on April 13, 2021.

“GoE”	means the Government of the Arab Republic of Egypt.

“Gorilla warrants”	means the warrants to be received by warrant holders of Global in exchange for Global warrants pursuant to the Business Combination Agreement.

“IAS”	means International Accounting Standards.

“IASB”	means International Accounting Standards Board.

“IFRS”	means International Financial Reporting Standards.

“I-Bankers”	means I-Bankers Securities, Inc., representative of the several underwriters in Global IPO.

“PCAOB”	means the Public Company Accounting Oversight Board.

“PIPE Investment”	means the purchases of PIPE Subunits pursuant to the Amended Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.

“PIPE Investors”	means certain accredited investors who executed Amended Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Subunits.

“PIPE Subunits”	means up to 5 million subunits of Global (or, if the amount of the PIPE Investment is reduced in accordance with the Amended Subscription Agreements, such number of PIPE Subunits purchased under the Amended Subscription Agreements, subject to a minimum of 3 million subunits of Global), each subunit consisting of one Class A ordinary share and one-quarter of redeemable Global warrant, subscribed for and to be purchased by the PIPE Investors pursuant to the Amended Subscription Agreements; provided, however, that if a PIPE Investor acquires ownership of subunits of Global in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such subunits in connection with any redemption conducted by Global in accordance with Global’s organizational documents and the prospectus for Global’s IPO in conjunction with the Closing or in conjunction with an amendment to Global’s organizational documents to extend Global’s deadline to consummate its business combination) at least prior to Global’s meeting of shareholders to approve the Transactions and the PIPE Investor does not redeem or convert such PIPE Subunits in connection with any redemption (such subunits, “non-redeemed subunits”), the number of subunits for which the PIPE Investor is obligated to purchase under the Amended Subscription Agreement shall be reduced by the number of non-redeemed subunits.

“Redemption Price”	means an amount equal to the price at which each Class A ordinary share is redeemed or converted pursuant to the Redemption.

“Redemption”	means each outstanding Global Class A Ordinary Share of as of the effective time of the Transactions that is not redeemed or converted in connection with the extraordinary general meeting of Global shareholders to approve the Transactions.

“representative shares”	means the 100,000 Class B ordinary shares of Global issued to I-Bankers upon the closing of Global IPO.

“R&D”	means Research and development.

“Reverse Split”	means the share consolidation of the Company’s ordinary shares at a ratio of 10:1, which became effective on April 15, 2024, as a result, the par value of the Company’s ordinary shares increased from $0.0001 to $0.001 and the exercise price and conversion price of the Company’s outstanding warrants and Preference Shares, respectively, increased by a factor of 10.

“Securities Act”	means the Securities Act of 1933, as amended.

“SEC”	means the U.S. Securities and Exchange Commission

“Sponsor”	means Global SPAC Sponsors LLC, a Delaware limited liability company. Members of Global SPAC Sponsors LLC include the anchor investors and SPAC Partners—Global LLC, whose members include certain officers and directors of Global. The sole manager of Global SPAC Sponsors LLC is Global’s Chief Executive Officer and director, Bryant B. Edwards.

“Transactions”	means the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

“U.K.”	means the United Kingdom.

“U.S.”	means the United States of America.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report includes the audited consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years ended December 31, 2024, 2023 and 2022, prepared in accordance with IFRS, as issued by the IASB, and presented in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal year 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal year 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal year 2024 and 2024 are references to the fiscal year ended December 31, 2024.

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

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See Item 3. “Key Information – 3.D. Risk Factors.” and below “Special Note Regarding Forward-Looking Statements and Risk Factor Summary.”

v

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, estimates, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces; our ability to foster productive relationships with foreign governments; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information – 3.D. Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Gorilla expects to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce its profitability and may not generate revenue for Gorilla;

●	If Gorilla does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected;

●	If Gorilla is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected;

●	Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected;

●	If Gorilla fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected;

●	Gorilla relies, in part, on partnerships to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted;

●	We earn a substantial portion of our revenues from a limited number of clients, including public sector entities, and the loss of such clients could have a material adverse effect on our results of operations and financial condition;

●	Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition;

●	Currency exchange rate fluctuations in the various currencies in which we do business could have a material adverse effect on our results of operations;

●	Gorilla’s business depends on expanding its client base and on clients increasing their use of its services, and its inability to expand its client base, or a loss of any of its clients or a decline in their use of its services, could materially and adversely affect its business, results of operations and financial condition;

●	If Gorilla fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences, its products and services may become less competitive;

●	The market for Gorilla’s Smart City AI & Cybersecurity services and products is relatively new, and may decline or experience limited growth, and its business is dependent on its clients’ continuing adoption and use of its services and products;

●	The competitive position of Gorilla’s platforms depends, in part, on its ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of its platforms with such third-party products and services, its business, financial condition, and results of operations could be adversely impacted; and

●	Gorilla partners with industry leading technology companies to provide end-to-end solutions for different verticals. If Gorilla is unable to develop and expand its relationships with such companies, then Gorilla’s business financial condition and results of operations could be adversely affected.

These and other risks factors are discussed in more detail in this Annual Report, including under Item 3. “Key Information – 3.D. Risk Factors.” The forward-looking statements in this Annual Report are only predictions. These statements are inherently uncertain, subject to risks and uncertainties, some of which cannot be predicted or quantified, and investors are cautioned not to unduly rely upon these statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

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

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

An investment in our securities involves risks. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our securities, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

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

Gorilla’s future growth depends on its ability to enhance its existing services and introduce new services that achieve market acceptance and penetrate new markets. Gorilla has incurred and will continue to incur substantial research and development costs as part of its efforts to develop and commercialize new services and enhance existing services. Future research and development expenses will adversely affect Gorilla’s future results of operations. In addition, Gorilla’s research and development program may not produce successful results, and even if it does successfully produce new services, those services may not achieve market acceptance, create additional revenue or become profitable.

We earn a substantial portion of our revenues from a limited number of clients, including public sector entities.

Gorilla derives a significant portion of its revenues from a select group of key clients, including government entities such as the Government of the Arab Republic of Egypt (“GoE”), the Criminal Investigation Bureau of Taiwan (“CIB”), and Taoyuan Airport.

Reliance on a concentrated client base introduces exposure to fluctuations in demand. The company seeks to diversify its client portfolio and expand into new markets to enhance revenue stability but may not succeed in doing so. In managing large-scale projects, Gorilla prioritises meeting performance obligations, securing necessary financing, and ensuring timely delivery of goods and services that meet or exceed required standards. Effective management of these commitments supports continued client confidence and reinforces Gorilla’s position as a reliable partner.

Gorilla’s involvement in government contracts, such as the Firm-Fixed Price Contract for building a secure governmental air-gapped network (the “Egypt Contract”) with the GoE, requires adherence to strict regulatory and compliance standards. If Gorilla fails to maintain robust governance frameworks to ensure compliance with procurement integrity, labour laws, supply chain security, and other public sector requirements, such failure could have a material adverse effect on our results of operations and financial condition. External factors such as political shifts, policy changes, or payment delays can introduce operational challenges.

Public sector engagements occasionally attract scrutiny or public commentary, including from activists or media sources. Gorilla seeks to uphold a commitment to ethical business practices and responsible innovation, ensuring that its operations align with regulatory and societal expectations.

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

Gorilla continues to invest significantly in growth opportunities, including the development of new technologies and services to meet its clients’ needs. For example, Gorilla and Lanner Electronics Inc. (“Lanner”) collaborated and introduced a new line of Security Convergence Devices which integrates an AI-based platform and enables organizations to proactively secure their networks without the need for manual intervention. Gorilla also continues to invest significantly in growth opportunities outside the Asia-Pacific and in particular the MENA region, the European Union and the United States. Gorilla considers its presence in these markets to be an important component of its growth strategy.

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

Gorilla may require additional capital in the future in order to fund its growth strategy or to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. It may also determine the need to raise equity or debt financing for other reasons, such as enhancing business relationships with current or potential customers or partners.

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

Our operations and expansions in new markets may become subject to risks associated with:

●	lack of experience operating in these new markets, including our ability to understand different user behaviors and/or culture in new markets and roll-out relevant products and services localized to each market’s needs or preferences;

●	challenges in adapting our approach and strategies in existing markets to new markets;

●	recruiting and retaining talented and capable management and employees in various markets;

●	our ability to appropriately deploy resources and management attention that otherwise would be focused on the development of our existing markets and businesses;

●	our ability to integrate our product offering in markets with limited technological infrastructure;

●	challenges caused by distance, language and cultural differences, and local and regional competitive landscapes;

●	providing content and services that appeal to the tastes and preferences of users in a larger number of markets;

●	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including laws regarding data protection, privacy, network security, cybersecurity, encryption and payments;

●	maintaining adequate internal and accounting control across various markets;

●	compliance with privacy laws and data security laws and compliance costs across different legal systems;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restrictions on foreign ownership or foreign currency exchange;

●	actions by governments or others to restrict access to our products and services, whether these actions are taken for political, security or other reasons, or that may cause us to discontinue our operations in a particular market;

●	complex local tax regimes;

●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to cross-border transactions, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

●	establishing strategic partnerships, as well as maintaining our relationships with any of our existing or future strategic partners;

●	potential political, economic and social instability; and

●	higher costs associated with doing business in a larger number of markets.

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

Gorilla’s business depends on expanding its client base and on clients increasing their use of its services, and its inability to expand its client base, or a loss of any of its clients or a decline in their use of its services, could materially and adversely affect its business, results of operations and financial condition.

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

If Gorilla fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences, its products and services may become less competitive.

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

The market for Gorilla’s Smart City AI & Cybersecurity services and products is relatively new, and may decline or experience limited growth, and its business is dependent on its clients’ continuing adoption and use its services and products.

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

The competitive position of Gorilla’s platforms depends, in part, on its ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of its platforms with such third-party products and services, its business, financial condition, and results of operations could be adversely impacted.

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

Gorilla’s results of operations may fluctuate on a quarterly and annual basis, which could cause its share price to fluctuate or decline.

Gorilla’s quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Gorilla’s financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Gorilla’s business. These fluctuations could adversely affect Gorilla’s ability to meet its expectations or those of securities analysts or investors. If Gorilla does not meet these expectations for any period, the value of its business and its securities, could decline significantly. Factors that may cause these fluctuations include, without limitation, those listed below:

●	The timing of revenues generated in any quarter;

●	Profitability of Gorilla’s products, especially in new markets and due to seasonal fluctuations, and pricing changes Gorilla may adopt to drive market adoption or in response to competitive pressure;

●	Gorilla’s ability to retain its existing customers and attract new customers;

●	Gorilla’s ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

●	Disruptions in Gorilla’s sales channels or termination of its relationship with partners;

●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from Gorilla or its competitors;

●	Fluctuations in demand pressures for Gorilla’s products;

●	Fluctuations of exchange rates;

●	The mix of services sold in any quarter;

●	Labor availability and costs for hourly and management personnel;

●	Political and economic instability, including instabilities associated with the armed conflicts between Russia and Ukraine, and Israel and Hamas, coupled with high inflationary pressures and interest rates, and any conflict or threat of conflict that may affect Taiwan or Egypt;

●	Expansion to new markets and the timing and rate of broader market adoption of Gorilla’s data service platform;

●	Changes in consumer preferences and competitive conditions, including market acceptance of Gorilla’s services and further technological advancements by Gorilla’s competitors and other market participants;

●	Any change in the competitive dynamics of Gorilla’s markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Fluctuations in commodity prices and changes in the source, cost, availability of and regulations pertaining to materials Gorilla uses;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

●	Macroeconomic conditions, both internationally and locally, and general economic, industry and market conditions, including trade disputes.

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

In addition, widespread investor concerns regarding the United States or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

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

We may fail to attract and retain enough sufficiently trained highly skilled employees, including members of our senior management team and professionals with sufficient leadership capabilities, to support our operations, which could harm our business and impair our ability to successfully implement our business strategy.

To execute our growth plan, Gorilla must attract, hire, motivate, develop, and retain a sufficient number of highly skilled personnel, across various functions, including engineering, finance, marketing, sales, and technology and support. Competition is intense, especially for engineers skilled in software design and development, as well as experienced sales professionals. Gorilla has experienced, and may continue to experience, difficulty in hiring and retaining employees with the necessary qualifications. Many of our competitors have greater resources and may attempt to recruit our skilled employees. In addition, certain domestic immigration laws, including those in Taiwan, United Kingdom, Egypt or the United States, restrict or limit our ability to recruit internationally. Additionally, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment, and a decline in the perceived value of Gorilla’s equity awards may harm our recruitment and retention efforts.

If we are unable to invest in reskilling and upskilling our employees in the areas and skills that strategically important to our business, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, results of operations and financial condition could be adversely affected.

Our future success also depends substantially on the continued services of our senior management team and other key employees in leadership positions who possess technical and business capabilities, including industry expertise, and are difficult to replace. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations.

Our financial condition could be negatively affected if governments in the countries we operate in introduce new unfavorable tax legislation.

We are subject to taxes in the countries we operate in. Our future tax liabilities could be adversely affected by any new unfavorable tax legislative changes in the countries we operate in. We continuously monitor such changes to assess and quantify the potential impacts on our consolidated financial statements.

Also, failure to comply with transfer pricing regulations in the countries we operate in could result in additional tax, interest and penalties levied on us by tax authorities, thereby impacting our profitability and cash flows.

We may not be fully insured for all losses we may incur.

While we have general liability insurance coverage for various risks, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claim.

Risks Related to Gorilla’s Intellectual Property, Information Technology, Data Privacy and Security

Gorilla may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Gorilla’s efforts to protect and enforce its intellectual property rights, prevent third parties from violating its rights, and address infringement claims may be costly.

The success of Gorilla’s services and its business depends, in part, on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States, Taiwan, Egypt, and other international jurisdictions. Gorilla has filed for patents in the United States and in certain international jurisdictions, but such protections may not be available or applied for in all countries where it operates or seeks to enforce its intellectual property rights. Additionally, enforcement of these rights may be difficult in practice, particularly in jurisdictions with weak enforcement mechanisms or high rates of counterfeiting. Gorilla relies on a combination of patent, copyright, service mark, and trade secret laws, as well as confidentiality procedures and contractual obligations, to establish and protect its proprietary rights. These measures, while important, only provide limited protection, and the risk of breaches, misappropriation, reverse engineering, or infringement remains significant, especially in the context of the evolving cyber threat landscape, where Gorilla’s technologies may be vulnerable to cyberattacks and unauthorized access.

Gorilla’s intellectual property consists of proprietary methods and technologies developed under a combination of patents, pending patent applications, methodologies, know-how, trade secrets, copyrights, trademarks, and other intellectual property rights. Gorilla seeks to protect these assets through confidentiality agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors, and third parties, along with robust security measures and employee policies. Many business processes and implementation methodologies are considered trade secrets or proprietary know-how. Clients and business partners typically agree in writing to the confidential treatment of Gorilla’s information. Additionally, employees and independent contractors are required to sign work-for-hire and confidentiality covenants as conditions of employment or engagement. Gorilla also has policies requiring employees, consultants, contractors, and third parties to respect the intellectual property rights of others, including obtaining appropriate licenses when using, selling, or distributing third-party materials. Despite these efforts, Gorilla faces challenges in protecting its intellectual property, especially with regard to the potential for misappropriation by employees, former employees, and third-party vendors.

Gorilla’s reliance on third-party vendors, manufacturing partners, and suppliers introduces additional vulnerabilities, as these external parties may mishandle or misuse its trade secrets. Furthermore, Gorilla may not succeed in obtaining or maintaining patents, trademarks, or other protections for which it has applied or may apply in the future. Failure to protect intellectual property effectively may allow competitors to duplicate Gorilla’s technology and products, adversely impacting its competitive position. Additionally, unauthorized use or misappropriation of intellectual property by others, including former employees, may occur, and Gorilla may not always detect or successfully address these violations. Competitors may also independently develop similar technologies or leverage their own IP portfolios to challenge Gorilla’s operations. The risk of reverse engineering, where competitors gain unauthorized access to and replicate Gorilla’s technology, further complicates this issue.

Gorilla also faces significant risks related to intellectual property litigation, which is common in the technology industry. Competitors, former employees, or other entities may allege that Gorilla’s systems, processes, marketing, data usage, or technologies infringe on their intellectual property rights. Non-practicing entities may bring baseless but costly infringement claims. Gorilla could be required to indemnify clients for intellectual property infringement claims related to materials provided in its services and solutions, which could involve substantial expenses, including damages, attorneys’ fees, and indemnification obligations. Even if such claims are without merit, they may lead to reputational damage and harm customer relationships, deter future sales, and materially impact Gorilla’s business operations, financial condition, and cash flows.

The evolving and competitive technological environment adds complexity to these risks. Gorilla must also contend with the possibility of competitors leveraging their own IP portfolios to challenge Gorilla’s operations or independently developing similar technologies. Intellectual property-related disputes could force Gorilla to alter business practices, incur significant license, royalty, or technology development expenses, or pay substantial damages or legal fees. These risks are compounded by the uncertainties of global IP systems and differing enforcement mechanisms. Any such claims, even if unfounded, could harm customer relationships, deter future sales, and materially impact Gorilla’s business, results of operations, financial condition, and cash flows.

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

Issues in the use of artificial intelligence (including machine learning) in our platforms, along with the evolving regulatory framework for these technologies, may result in reputational harm or liability, and adversely affect our business, and results of operations.

AI is enabled by or integrated into many of our platforms and is a significant and potentially growing element of our business. However, as with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed, datasets may be insufficient or contain biased, and inappropriate data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If AI-generated recommendations, forecasts, or analyzes are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability or reputational harm. Additionally, the regulatory framework for AI and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted globally, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use these technologies. Further, the cost to comply with such laws or regulations could be significant and may increase our operating expenses, which could adversely affect us. Ethical concerns, such as those related to human rights, privacy, employment, or other social issues, could also lead to brand or reputational harm for us.

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

Legal and Regulatory Risks Related to Gorilla’s Business

Gorilla’s operations and platform are subject to a variety of United States and international laws and regulations, including those regarding privacy, data protection and information security, and its data consumers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Non-compliance with these applicable laws and regulations could damage our reputation, lead to costly litigation, and harm our business.

Privacy is at the core of Gorilla’s technology. Gorilla and its data providers and data consumers may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing, and use of personal data. We process and, in some cases, collect and/or store sensitive data in connection with our services. This data may include our clients’ information, such as names, addresses, payment details, and account history. In addition, we collect and store data regarding our employees. In the United States, several states have enacted or are considering enacting privacy regulations, including the California Consumer Privacy Act, as amended; and there are several privacy regulations in other jurisdictions, such as the General Data Protection Regulation in the European Union, the International Data Transfer Agreement in the United Kingdom, the Digital Personal Data Protection Act, 2023 in India, and the Protection of Personal Data Law (Law No. 151 of 2020) in Egypt. These privacy regulations impose privacy and data security compliance obligations and significant penalties for noncompliance. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. We may also face audits or investigations by one or more domestic or foreign government agencies or our clients pursuant to our contractual obligations relating to our compliance with these regulations. Complying with changing regulatory requirements requires us to incur substantial costs, exposes us to potential regulatory action or litigation, and may require changes to our business practices in certain jurisdictions. As a result, we are subject to various data protection and privacy laws in the countries where we operate, and the failure to comply with such laws could result in significant fines and penalties. In addition, we may not be able to limit our liability to our clients with respect to breaches of our obligation to keep the information we receive from them confidential.

Government entities may seek our assistance with obtaining information about our customers or could request that we modify our platforms in a manner to permit access or monitoring. To the extent that we do not provide assistance to or comply with requests from government entities, or if we challenge those requests publicly or in court, we may experience adverse political, regulatory, legal, business, and reputational consequences, including among certain customers or portions of the public. Conversely, to the extent that we do provide such assistance, or do not challenge those requests publicly or in court, we may experience adverse political, business, and reputational consequences from other customers or portions of the public arising from concerns over privacy or the government’s activities.

Gorilla continues to invest significant time and resources, including ongoing reviews of its technology and systems, to ensure compliance with applicable data privacy laws. Despite these efforts, any network infrastructure remains vulnerable to evolving cyberattacks, employee errors, or intentional malfeasance. Customers and government entities are increasingly focused on the security of Gorilla’s products, and we have implemented robust policies, including background screening of personnel, non-disclosure agreements, access controls, encryption, and other security measures. However, these efforts cannot safeguard against all risks at all times. Outside parties may attempt to deceive employees, users, or clients into disclosing sensitive information, potentially gaining unauthorized access to Gorilla’s, its clients’, or users’ data. An actual or perceived breach of security, whether within Gorilla’s systems or a client’s system attributed to Gorilla, could expose us to a risk of loss of sensitive information, lawsuits from our employees, clients, or their customers for breaching contractual confidentiality provisions or privacy laws, investigations or penalties from regulators, reputational harm, and significant financial losses.

Gorilla is subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact its business.

Gorilla’s business and operations are subject to a variety of complex and evolving regulatory requirements in the United States and internationally, including, among other things, with respect to labor, tax, import and export, anti-corruption, data privacy and protection and communications monitoring and interception. Compliance with these regulatory requirements may be onerous and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to extend across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Gorilla may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate its business, such as for the import or export of its products. While we have implemented policies and procedures designed to achieve compliance with the applicable laws and regulations, we cannot guarantee that we or our personnel will fully comply with them at all times. Noncompliance with applicable regulations or requirements, including those related to anticorruption, export controls, data privacy, employment, procurement, and cybersecurity, could subject us to investigations, administrative proceedings, sanctions, enforcement actions, fines, damages, litigation, civil and other penalties, as well as harm our reputation, financial condition, and operations.

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

Risks Related to Gorilla’s Incorporation in the Cayman Islands

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and compliance with economic substance legislation of Cayman Islands may adversely impact us. Additionally, if we re-domicile to another jurisdiction, its laws will govern our agreements, potentially limiting our ability to enforce legal rights.

We are an exempted company incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders and the fiduciary duties of our directors under Cayman Islands law differ significantly from those in the United States, as the Cayman Islands has a distinct body of corporate and securities law with comparatively limited judicial precedent as compared to the United States. For instance, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States, and the courts of the Cayman Islands are unlikely to recognize or enforce U.S. judgments based on civil liability provisions of federal securities laws.

While Cayman Islands courts may recognize and enforce foreign money judgments from competent foreign courts without retrial on the merits, this recognition is subject to certain conditions. Judgments must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. As a result, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a United States company.

In addition, the Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (as Revised) (“Substance Act”), effective January 1, 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 onwards. As a Cayman Islands company, we are required to file annual notifications, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests where applicable. It is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Non-compliance may result in penalties, and the evolving nature of the Substance Act may require us to allocate additional resources and adjust operations to meet ongoing compliance obligations.

Furthermore, we may consider relocating our home jurisdiction or re-domiciling out of the Cayman Islands to another jurisdiction. Such a relocation could subject us to foreign regulatory requirements and cause our material agreements to be governed by the laws of the new jurisdiction. The legal system and enforcement mechanisms of such jurisdictions may differ from those of the United States, potentially limiting our ability to enforce agreements or obtain remedies, which could result in a loss of business, business opportunities or capital.

Above factors collectively pose risks to our operations, governance, and shareholder rights, potentially impacting our business, financial condition, and results of operations.

Risks Related to Gorilla’s Substantial Presence in Taiwan and Egypt

Because our Company is located outside of the United States, Gorilla is subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect Gorilla’s business and result of operations.

Gorilla’s headquarters are located in the United Kingdom, while its offices and employees, including certain management members, are primarily in Taiwan, a region where political, economic, and military conditions, including any escalation of tensions between China and Taiwan, may directly affect its business and operations. Gorilla has historically conducted much of its business in Taiwan and has recently expanded into emerging markets, such as Egypt, which are central to its growth strategy. However, many of these regions where we operate or plan to operate have experienced, and may continue to experience, political instability, civil unrest, hostilities, terrorist activities, and economic volatility. Such conditions may lead to, among other things, inability to fulfill our contractual obligations, and adversely impact Gorilla’s business, financial condition, and operating results. Additionally, other facts relating to the operation of Gorilla’s business outside of the United States may have a material adverse effect on Gorilla’s business, financial condition and results of operations, including:

●	international economic and political changes;

●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations and treaties;

●	lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, shopper protection laws, enforcement of intellectual property rights, laws dealing with shopper and data protection, privacy, encryption, denied parties and sanctions, and restrictions on pricing or discounts;

●	heightened exposure to fraud;

●	legal uncertainty in foreign countries with less developed legal systems (including Egypt);

●	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or customs formalities, embargoes, exchange controls, government controls or other trade restrictions;

●	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which correlates with the scope of our sales and operations in foreign jurisdictions and operations in certain industries, such that an increase in such operations would increase risk of non-compliance with the aforementioned laws, and export control laws;

●	fluctuations in exchange rates, including the exchange rate of the Egyptian Pound, that may increase our foreign exchange exposure;

●	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

●	difficulties in achieving headcount reductions due to unionized labor and works councils; and

●	restrictions on transfers of funds and assets between jurisdictions.

Existing safeguards to prevent us from violating anticorruption laws and export control laws may not always be effective, and we could be held responsible for corrupt conduct by our employees, consultants, or agents. In addition, governments may hold Gorilla liable as a successor for FCPA violations committed by companies in which we invest or acquire.

As Gorilla continues to operate its business, its success will depend in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could materially adversely affect Gorilla’s business, financial condition and results of operations.

Currency exchange rate fluctuations in the various currencies in which we do business could have a material adverse effect on our results of operations.

We report our operating results in U.S. dollars, but a substantial portion of our revenues and expenses are denominated in currencies other than the U.S. dollar. Accordingly, we must translate such revenues and expenses, as well as corresponding assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period, as applicable. As a result, fluctuations in foreign currency exchange rates can adversely affect our results of operations. The exchange rates among the Egyptian Pounds, New Taiwan Dollar, and other currencies in which we incur costs or earn revenues and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future.

Given our anticipated international operations, Gorilla expects the number of transactions in various foreign currencies to continue to grow in the future. As a result, Gorilla may need to convert the currencies received through its operations into other currencies in order to fund its continued operations. Such conversions may create transaction costs to Gorilla. In addition, although Gorilla tries to limit its exposure to foreign currency fluctuations, the use of hedging instruments may not be available for all currencies or may not always offset losses resulting from foreign currency exchange rate fluctuations. Moreover, the use of hedging instruments can itself result in losses if we are unable to structure effective hedges with such instruments.

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

In addition, repatriations of cash from our subsidiaries may be subject to local tax laws, rules and regulations in the relevant jurisdictions, which are subject to change from time to time.

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

Risks Related to the Gorilla Financial Statements and Internal Control Over Financial Reporting

As an emerging growth company, we benefit from exemptions, including the exemption from the auditor attestation of internal controls report, which may make our securities less attractive to investors. Failure to implement and maintain effective internal controls or remediate identified weaknesses could impair our ability to accurately report financial results, meet reporting obligations, and prevent fraud, adversely affecting investor confidence and the market price of our shares.

Gorilla is eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Gorilla could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if, before that time, it becomes a “large accelerated filer” under U.S. securities laws. As long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Gorilla cannot predict whether investors will find its securities less attractive because it relies on these exemptions. If some investors find its securities less attractive as a result, there may be a less active trading market for its securities and the price of Gorilla’s securities may be more volatile.

Effective internal controls are necessary for us to provide reliable and accurate financial information and to effectively prevent fraud. We devote significant financial and managerial resources and time to comply with the internal control over financial reporting requirements and continue to enhance our controls. Internal control over financial reporting has inherent limitations, including human error, sample-based testing, the possibility that controls could be circumvented or become inadequate because of changed conditions, unidentified controls, and fraud, which might not prevent or detect all misstatements or fraud, and could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial results, increased risk of fraud or misuse of corporate assets, regulatory investigations, and civil or criminal sanctions, which could adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares may be materially and adversely affected.

Risks Related to Ownership of Our Ordinary Shares

The trading price of our ordinary shares is likely to continue to be volatile.

The trading price of our ordinary shares has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our ordinary shares have experienced significant intra-day price fluctuations over the past 52 weeks. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of our ordinary shares has been historically and may in the future be traded by short sellers which may put pressure on the supply and demand for our ordinary shares, further influencing volatility in its market price. Public perception of our company or management and other factors outside of our control may additionally impact the share price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

Our forecasted operating and financial results rely in large part upon assumptions and analyzes developed by us. If these assumptions and analyzes prove to be incorrect, our actual operating and financial results may be significantly below our forecasts.

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

We qualify as a foreign private issuer, exempting us from certain U.S. reporting and governance requirements, but losing this status could increase our compliance costs significantly.

As a foreign private issuer under the Exchange Act, Gorilla is exempt from certain provisions applicable to U.S. domestic public companies, including rules on proxy solicitation related to the furnishing and content of proxy statements, the requirement for officers, directors, and principal shareholders to file public reports of their share ownership and trading activities under Section 16 of the Exchange Act, including the “short-swing profit” recovery provisions, the filing of quarterly reports on Form 10-Q containing unaudited financial information, and Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. Unlike U.S. domestic issuers, which must file annual reports on Form 10-K within 60 to 75 days after the fiscal year-end (depending on their filing status), foreign private issuers have up to 120 days to file their annual report on Form 20-F. These exemptions may reduce the level of transparency and limit shareholder protections compared to U.S. domestic companies.

If Gorilla loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer, comply with U.S. GAAP, federal proxy requirements, and Section 16 short-swing profit provisions, and lose its ability to rely on exemptions from certain corporate governance requirements under the listing rules of Nasdaq, which could significantly increase its compliance costs.

A market for our securities may not be sustained, which could adversely affect the liquidity, price and trading volume of our securities.

The stock markets, including Nasdaq on which Gorilla lists the ordinary shares and warrants under the symbols “GRRR,” and “GRRRW,” respectively, have from time to time experienced significant price and volume fluctuations. Even with an active market, the market price and trading volume of the ordinary shares and warrants may be volatile and could decline significantly. Gorilla cannot assure you that the market price of the ordinary shares and warrants will not fluctuate widely or decline, in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in Gorilla’s estimates, or in the estimates of analysts, for Gorilla’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to meet Nasdaq’s continued listing requirements, such as corporate governance or minimum bid price rules, may result in delisting, negatively impacting the securities’ price and liquidity;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of Gorilla’s securities including due to the expiration of contractual lock-up agreements;

●	publication of future research reports about Gorilla;

●	the performance and market valuations of other similar companies;

●	the trading market for Gorilla’s securities is and could be influenced by industry or financial analysts’ research and reports, over whom Gorilla has no control;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Gorilla;

●	commencement of, or involvement in, litigation involving Gorilla;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

If Gorilla failed to meet Nasdaq’s continued listing requirements and was delisted, it could impair investors’ ability to sell securities unless a market can be established or sustained. If securities are moved to the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, liquidity and price may further decline. While the Company believes it is currently in compliance with the Nasdaq’s listing rules, there can be no guarantee that it will maintain compliance in the future.

As a public company, Gorilla may initially attract limited or inexperienced analyst coverage, leading to inaccurate forecasts and increasing the likelihood of failing to meet estimates. Unfavorable opinions, changes in financial estimates or Gorilla’s failure to meet these estimates, or analysts’ failure to initiate or maintain coverage could negatively impact Gorilla’s market performance and investor expectations.

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

ITEM 4: INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

Gorilla was incorporated in 2001 as a Cayman Islands exempted company, and our principal executive office is located at Meridien House, 42 Upper Berkeley Street, Marble Arch, London United Kingdom W1H 5QJ. Our legal and commercial name is Gorilla Technology Group Inc. Our company incorporation number is 110283. Our registered office address in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website address is https://www.gorilla-technology.com, and our telephone number is +442039880574. The effective date of the registration statement (Commission File No. 333-262069) registering certain ordinary shares offered pursuant to the Business Combination Agreement upon which Gorilla’s ordinary shares were listed on the Nasdaq Capital Market was July 7, 2022. The Transactions closed on July 13, 2022. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715.

4.B. BUSINESS OVERVIEW

Introduction: The Foundation of Intelligent Digital Transformation

Headquartered in London United Kingdom, Gorilla is a global solution provider specializing in Security Intelligence, Network Intelligence, Business Intelligence, and Internet of Things (“IoT”). With a strong presence in Asia Pacific, the United States, Europe, the Middle East, and Latin America, we deliver AI-driven solutions that power Smart Cities, Enterprises, Government, Manufacturing, Telecommunications, Retail, Transportation, Logistics, Healthcare, and Education.

Our expertise lies in revolutionizing urban operations, enhancing security, and optimizing digital transformation. We deliver pioneering products that integrate AI, deep learning, and edge computing to advance intelligent video surveillance, facial recognition, license plate recognition, post-event analytics, cybersecurity, and network intelligence. By leveraging these innovations, we empower governments and enterprises to increase efficiency, security, and resilience, ultimately improving the quality of life for people worldwide.

History: Our Evolution

Founded in 2001 in the Cayman Islands, Gorilla initially focused on video content solutions for broadcasting firms in Taiwan, where our AI-driven video analysis capabilities were first developed.

In 2010, Gorilla pivoted towards computer vision, machine learning, and cybersecurity, investing in optical character recognition, object detection, facial recognition, and AI-powered analytics. Over the past decade, we have expanded into Big Data Analytics, IoT, Edge AI computing, and infrastructure solutions, transforming how governments and enterprises collect, process, and analyze data to drive real-world impact.

Today, our AI-powered solutions are deployed in government institutions, corporate offices, highways, airports, seaports, train stations, hospitals, retail spaces, universities, and law enforcement agencies. Gorilla continues to be a trusted technology partner, helping organizations secure, optimize, and future-proof their operations.

Our Edge AI-driven solutions process data directly at the network’s edge, reducing reliance on cloud-based computation and ensuring faster, more efficient, and cost-effective AI operations. The four key advantages of

Edge AI include:

●	Cost-effectiveness – Reduces data processing on larger devices and minimizes cloud transfer costs.

●	Faster processing speeds – Minimizes latency and enables real-time AI-powered decision-making.

●	Enhanced security and resilience – Keep sensitive data on local devices, mitigating risks from network failures.

●	Uninterrupted workflows – Leverages Edge AI to create a highly dependable mesh network architecture.

Industries with Gorilla Deployments

●	Smart Cities – Public safety, lighting, energy and water consumption analytics, and environmental monitoring.

●	Transportation & Logistics – Traffic management, parking optimization, vehicle tracking, and passenger analytics.

●	Business & Enterprise – Security and automation solutions for workforce and asset protection.

●	Retail & Hospitality – AI-driven marketing, customer insights, loss prevention, and operations optimization.

●	Education – Campus security, information protection, and AI-powered education infrastructure.

Gorilla continues to redefine how organizations harness AI, cybersecurity, and intelligent analytics to create smarter, safer, and more efficient digital ecosystems worldwide.

The Four Pillars of Gorilla’s Intelligent Ecosystem:

1. Infrastructure: The Core of Digital Transformation (Anchor Pillar)

●	Bridging Hardware & Software for Future-Ready Solutions

Gorilla recognizes that a robust and intelligent infrastructure is the foundation of digital transformation. Our routers, switches, servers, storage devices, Intel GAUDI-based GPUs, CPEs, and edge IoT devices serve as the backbone for our AI-driven applications, ensuring seamless connectivity, security, and performance for modern enterprises and cities.

●	Datacenter-to-Edge Convergence

With hybrid infrastructure capabilities, Gorilla enables real-time data processing, AI-powered computing, and network security at the edge and across enterprise environments. By moving computation closer to where data is generated, we reduce latency, optimize bandwidth, and ensure AI-driven insights are accessible when and where they matter most.

●	The Future of Hybrid Infrastructure

Our infrastructure solutions empower businesses to scale efficiently, ensuring cyber resilience and operational continuity. Whether supporting smart city automation, enterprise security, or AI-driven video intelligence, Gorilla’s high-performance hardware and intelligent networking solutions mitigate risks, automate responses, and enable real-time decision-making.

2. IoT & Big Data Analytics: Transforming Data into Intelligence

●	Connected Devices & Smart Edge Processing

The rise of IoT has led to an explosion of real-time data. Gorilla’s AI-powered edge computing helps organizations capture, analyze, and act on this data, enhancing predictive analytics, automation, and security in urban infrastructure, transportation, healthcare, and industrial applications.

●	AI-powered Automation for Industries

From smart traffic systems and energy-efficient grids to industrial automation and predictive maintenance, Gorilla’s IoT solutions enable businesses to make data-driven decisions in real-time, driving operational efficiency and reducing costs.

●	Big Data Meets Predictive Intelligence

By leveraging machine learning and AI analytics, Gorilla transforms raw data into actionable insights, allowing businesses to predict trends, optimize workflows, and secure critical digital ecosystems. Our advanced analytics power smart city initiatives, industrial automation, and security frameworks, ensuring a smarter and more connected world.

3. Video Analytics: AI-Driven Vision for Real-Time Intelligence

●	Real-time Situational Awareness

Gorilla’s Intelligent Video Analytics (“IVAs”) provide organizations with instantaneous detection, tracking, and analysis of people, objects, and behaviors, enhancing security, efficiency, and automation.

●	Integrated AI Video Management

Our Smart Surveillance Solutions integrate high-performance AI computing and edge-based analytics to enable proactive security, operational intelligence, and forensic investigations. From facial recognition and vehicle tracking to anomaly detection and post-event analysis, Gorilla’s video intelligence solutions enhance law enforcement, enterprise security, and urban planning.

4. Cybersecurity: Protecting Digital & Physical Worlds

●	The Convergence of IT & OT Security

Today’s evolving threat landscape demands a holistic approach to cybersecurity. Gorilla’s AI-powered security solutions safeguard networks, endpoints, and critical infrastructure, ensuring a secure, adaptive, and intelligent digital environment.

Unique Selling Points

At Gorilla, we aim to redefine the standards of innovation, agility, and security, delivering transformative solutions that empower businesses and governments to operate with intelligence, efficiency, and resilience.

●	Revolutionizing Urban Infrastructure with Smart City Solutions

Our AI-driven Smart City solutions enable governments to build intelligent, responsive, and sustainable urban environments. By enhancing infrastructure, optimizing mobility, and fortifying public safety, we provide cities with tools to thrive in a digitally connected world.

●	Security convergence: a unified approach to digital and physical protection

Gorilla seamlessly integrates physical and digital security through AI-powered analytics, IoT integration, and centralized security orchestration. This proactive approach strengthens threat detection, incident response, and operational continuity, ensuring that enterprises and governments can safeguard critical assets with confidence.

●	Next-Generation Connectivity with Intelligent SD-WAN

Our SD-WAN solution redefines network agility by merging seamless hybrid connectivity, real-time network intelligence, and uncompromising security. Designed for the modern enterprise, it optimizes performance while ensuring uninterrupted, secure, and scalable operations in an increasingly interconnected landscape.

●	AI-Driven Video Analytics: Redefining Intelligence in Surveillance

Gorilla’s advanced video analytics empower businesses and governments with real-time facial recognition, license plate detection, and predictive post-event analytics. By transforming video data into actionable insights, our solutions enable organizations to anticipate challenges, mitigate risks, and drive informed decision-making.

●	Beyond Solutions: A Vision for the Future

What sets Gorilla apart is more than just our technology, it is our commitment to shaping the future. We do not simply offer solutions; we architect digital transformation, delivering bespoke, AI-powered ecosystems that drive efficiency, security, and innovation. Our relentless pursuit of excellence ensures that our partners are always ahead of the curve—ready to lead, innovate, and inspire in an ever-evolving world.

Solutions Overview

Gorilla provides cutting-edge solutions to a range of government, infrastructure and enterprise clients. Through a consultative selling approach, we engage with potential customers to establish their needs and their goals.

Sales and Marketing

We identify business opportunities through a variety of methods. Some are inbound leads, whereby potential clients get in touch directly with our team. Another channel is through our existing business relationships, such as our vendors, our client base, governments, and joint venture or distributor partners. The remainder come through outbound outreach. We have a variety of means for reaching potential clients, including, but not limited to: submitting proposals through RFPs; cold calling and outreach to potential clients; and meeting at conferences and events. Some key partner relationships include Intel Corporation, Dell Technologies Inc., Red Hat, Inc., and AECOM.

We follow a consultative approach to client relationships. We strive to offer our clients comprehensive solutions, offering our software and a combination of services and/or hardware. Our dialogue with customers focuses on understanding what they are trying to accomplish and proposing them the right full-fledged solution to meet their objectives, based on our core strengths. We advance opportunities only when the client has the budget for the project and the ability to implement it.

Gorilla prioritizes opportunities for multi-year contracts, as these can lead to predictable, long-term revenue. These engagements often involve complex implementations that are difficult for competitors to imitate or replicate.

Some of our clients are government agencies involved in national security, for whom confidentiality is important. Consequently, Gorilla may be restricted in the information it can disclose to the market about these clients and the nature of solutions being delivered.

Typical Project Timeline

The initial phase of most large-scale projects is the execution of a Memorandum of Understanding (MoU) or strategic agreement. This establishes the relationship between the parties and outlines the project priorities and groundwork for the project. .Following this, Gorilla’s team begins a deep dive into the client’s existing infrastructure and solutions and works to identify issues and limitations in the related hardware, data and systems. This clarifies the solutions needed and allows for the creation of a roadmap for the implementation of Gorilla’s solution. It also leads to defining the scope of work to be carried out as part of the project. Next, Gorilla typically launches a Proof of Concept (PoC) pilot project to validate the technical and operational fit of the proposed solution. The Proof of Concept is a small test of the solution to prove its effectiveness before it is implemented at scale. During this period, the customer’s key performance indicators are tracked and compliance with matters such as procurement and data sovereignty is confirmed.

Once both sides are satisfied with the PoC outcomes, they turn to commercial structuring and project governance. This includes setting delivery timelines, project milestones and addressing other regulatory and logistical matters. The final step is the execution of a binding contract, after which Gorilla begins deploying its solution.

Financial Considerations

Gorilla typically incurs costs and capital outlays during the early stages of the customer engagement, including during the PoC and the initial implementation stages following the execution of a binding agreement. This can come in the following forms:

- labor costs;

- working capital requirements for prepayments and initial outlays of other expenses;

- performance guarantees, bid bonds and other restricted cash items; and

- investment into projects that require investment or upfront funding.

Billing milestones are established in advance as part of the customer agreement. Revenue is typically recognized as performance obligations are satisfied over time. Once the relevant billing milestone is achieved, an invoice is issued to the customer there by generating a trade receivable, reducing contract assets.

Government Clients

A significant portion of our customers are government agencies. To meet the accounting, invoicing and budgeting procedures applicable to those customers, our income generated by governmental agency customers will be recognized upon the customers’ acceptance of our invoice. For example, if a project with a government agency was won by the end of previous fiscal year or at the beginning of the current fiscal year, the customer would accept our billing upon the completion of such project, which could be by the end of the current fiscal year or potentially, the next fiscal year, at which point the revenue would be recognized. See the sections of this Annual Report titled “Risk Factors —  Seasonality may cause fluctuations in our results of operations and position” and Item 5.A. “Operating Results — Quarterly Revenue Trends” for more information.

Partnerships

We have forged business partnerships with companies that can introduce business to us, or with whom we can work on new business opportunities. These partnerships capitalize on areas where our core solutions work with other vendors to offer the customer a better experience. Partners can come from the technology world or from other sectors entirely. We typically enter new geographies by partnering with existing players before we build up a team on the ground.

Hardware and Software Suppliers

We work with outside vendors of hardware and software. Clients and Gorilla can utilize a wide variety of hardware vendors to achieve their desired goals. Our software can work on a wide variety of hardware platforms and works best when pre-installed. Gorilla offers white-label hardware, whereby it preinstalls its software on a device in an appliance, optimizing the functionality of both the hardware and software components. We offer white-label hardware solutions such as GPUs, networking equipment and servers, manufactured by our manufacturing partners. The customer benefits from better interoperability of the hardware and software and from a more competitive price on the overall package.

Depending on the solution needed by the client, we can also make use of external software vendors. This will usually be for a niche product that can enhance the core product offering of Gorilla.

Key Strengths

At Gorilla, we believe that our competitive advantage lies in our visionary leadership, AI-driven innovation, diverse product portfolio, and global reach. Over two decades, we have built a reputation for delivering high-performance AI solutions that power video analytics, cybersecurity, and edge computing. Our commitment to continuous innovation, deep market expertise, and strong partnerships enables us to drive digital transformation for governments, enterprises, and critical infrastructure operators worldwide.

Visionary Leadership with Deep Expertise in AI & Video Analytics

Gorilla’s foundation is built on over 20 years of experience in video analytics, AI development, and digital transformation. Our leadership team has played a pioneering role in the evolution of AI-driven video intelligence, initially focusing on digitization, storage, and retrieval of large-scale video assets for broadcasting industry clients. This deep technical expertise evolved into the development of real-time AI-powered analytics, enabling smarter security, more efficient operations, and data-driven decision-making across multiple industries.

Through strategic investments in machine learning, AI model training, and edge computing, Gorilla has consistently pushed the boundaries of high-performance AI solutions. Our expertise has allowed us to optimize AI models for facial recognition, anomaly detection, and real-time video intelligence. Combined with a dedicated research and development team, we continue to be at the forefront of AI-driven security and automation.

A Versatile and Seamless AI-Driven Product Portfolio

Gorilla’s suite of AI-powered solutions spans across industries, including government, law enforcement, smart cities, transportation, retail, and critical infrastructure. Our products are designed to be scalable, adaptable, and seamlessly integrated into existing system architectures, ensuring that clients can leverage AI without overhauling their infrastructure.

By developing Gorilla-labeled AI appliances and edge gateways that are compatible with leading CPU and GPU architectures, we ensure high-performance AI computing at the edge. These intelligent systems process data in real time, providing security, automation, and operational efficiency for both public and private sector applications.

Additionally, our strong partnerships with key technology leaders allow us to expand our AI capabilities into IoT, security, and enterprise applications, making Gorilla’s technology a critical component of global digital ecosystems. For example, Softbank’s AI analytics platform for retail applications integrates Gorilla’s AI models, demonstrating our ability to provide cutting-edge solutions for high-growth industries.

Broad and Diverse Customer Base Across Public and Private Sectors

Gorilla serves a wide range of customers, from national governments to Fortune 500 enterprises. In the public sector, our AI solutions are deployed in law enforcement, state and municipal governments, transportation authorities, and smart city infrastructures. These clients rely on our security intelligence, facial recognition, and AI-powered surveillance solutions to maintain public safety and optimize urban environments.

In the private sector, Gorilla works with retailers, manufacturers, healthcare providers, and financial institutions to enhance operational security, customer experience, and data intelligence. Our ability to deliver AI-powered insights at scale makes us a trusted technology provider for businesses looking to modernize their operations with AI automation and real-time analytics.

By engaging with both public and private sector customers, Gorilla ensures that our technology remains relevant, widely adopted, and adaptable to diverse market needs. This broad customer base also provides a resilient and diversified revenue model, positioning us for sustainable long-term growth.

Global Expansion and Scalable Market Entry Strategy

Gorilla operates with a global-first approach, ensuring that our AI-driven solutions scale seamlessly across international markets. Unlike competitors focused on regional deployments, we offer truly global coverage, backed by a growing network of partners, resellers, and distributors.

Our three-tiered sales strategy enables us to enter new markets efficiently and cost-effectively. In regions where we do not have an established subsidiary, we work through:

●	Sales Representatives, who promote and sell Gorilla solutions directly within their assigned territories.

●	Resellers, who purchase Gorilla products and provide local maintenance, ensuring seamless customer support.

●	Distributors, who integrate Gorilla’s AI solutions into their regional portfolios, allowing for broader market penetration.

This flexible approach allows us to rapidly scale into new regions without the overhead of full-scale operations, ensuring that our AI technology is readily available to governments and enterprises worldwide.

Commitment to Research & Development and AI Innovation

Our dedicated R&D team, comprising of 44 highly skilled engineers, focuses on developing next-generation AI capabilities, including:

●	Advanced facial recognition and video analytics models for security and automation.

●	AI-driven cybersecurity solutions that detect and neutralize threats in real time.

●	Optimized edge computing frameworks for faster, more efficient AI processing.

By consistently investing in machine learning research and AI infrastructure, Gorilla remains ahead of market demands, ensuring that our technology is not only cutting-edge today but future ready.

Protecting Innovation Through Intellectual Property

Gorilla’s success is built on proprietary AI models and patented security technologies. We currently hold 29 patents covering:

●	AI model development and deep learning algorithms.

●	Edge AI appliances are optimized for security and video analytics.

●	AI-powered security and surveillance automation frameworks.

Our patents are registered across key markets, including China, Canada, Europe, and Hong Kong, ensuring strong intellectual property protection. In addition, we maintain 27 registered trademarks in Taiwan, the United States, the United Kingdom, Australia, Japan, and Europe, reinforcing our global brand presence.

Strategic Sales and Marketing Execution for Continued Growth

Gorilla has firmly established itself as a globally recognized leader in AI-driven edge computing, IoT, and cybersecurity. Our ability to deploy cutting-edge solutions on a scale has made us a trusted partner for governments, enterprises, and technology leaders worldwide.

We maintain dedicated teams for sales, pre-sales, customer success, and marketing, ensuring:

●	Proactive market research and customer engagement.

●	Seamless onboarding and post-sales support.

●	Localized sales execution in high-growth regions.

Our primary global sales operations are based in Taiwan, Thailand, the United Kingdom, and Egypt, with aggressive expansion strategies targeting EMEA and Latin America. The U.S. sales team is being expanded to strengthen cross-ecosystem partnerships and drive growth in emerging AI markets.

The Gorilla Advantage: A Leader in AI-Powered Digital Transformation

Gorilla’s success is built on decades of expertise, proprietary AI technology, and a scalable global footprint. Our ability to develop and operate AI-driven security, surveillance, and automation solutions at scale makes us an industry leader.

●	A strong foundation in AI-driven video analytics and cybersecurity.

●	Proprietary AI models and patented security solutions.

●	Seamless integration with enterprise infrastructure.

●	Global sales presence and scalable market expansion strategies.

At Gorilla, we are not just developing AI—we are shaping the future of security, intelligence, and automation.

Product Overview

1.	Video Analytics

IVAs are AI models that can scan video for patterns and distinguish specific items using AI algorithms with both real-time and post-event data. The video data can then be queried and searched for various and specific outcomes after it has been processed. Gorilla has developed over 140 distinct functions across 40 distinct categories of IVAs.

Key Benefits

●	Real-time Detection & Recognition — Identify and respond to events as they happen with AI-powered real-time video analysis, enabling immediate action for security, monitoring, or operational needs.

●	Machine Learning for Any Event — Train AI models to recognize and adapt to specific scenarios, ensuring tailored solutions for diverse use cases across industries.

●	Scalable and Easy Integrations — Seamlessly integrate with existing systems and infrastructure, offering scalable deployment options to meet growing business requirements.

●	Rapid Data Extraction — Quickly process large volumes of video data to extract meaningful insights, significantly reducing the time from data collection to decision-making.

●	Comprehensive Dashboard with Visuals — Access a user-friendly dashboard with detailed visualizations, enabling intuitive monitoring and analysis of video data.

●	Enhanced Security and Investigations — Strengthen safety protocols with advanced AI tools for video surveillance, investigation, and threat detection, providing reliable security solutions.

●	Innovative Predictive Business Intelligence — Leverage predictive analytics to identify trends and anticipate outcomes, driving strategic decisions and proactive planning.

●	Actionable Insights for Greater Impacts — Transform video data into clear, actionable recommendations to optimize performance, enhance efficiency, and achieve measurable business outcomes.

Types of IVAs

●	Behavioural Analytics IVAs

Algorithms are used in these analytics to look for specific behaviour. A behaviour might be characterized as action over time. As a result, each behaviour analytics algorithm requires more than one frame from the video to identify whether an event or behaviour has occurred. Behaviour analytics algorithms search for changes from frame to frame over time in frames to detect a very particular and predefined event or activity.

The following behaviour analytics algorithms are used in our solutions:

o	The People Counting detects and counts people for a specified amount of time as they enter a zone and/or cross a line that users define in the software.

o	The Line Crossing detects when people cross a line (or lines) of user-defined length and position.

o	The Intrusion Detection monitors user-created zones to detect any activity or entries by moving objects (like people).

o	The Direction Detection monitors a user-created zone for people moving within the zone and in the marked direction. Movements in the opposite direction do not trigger an alert.

o	The Direction Violation Detection operates the same as the Direction Detection IVA but also detects and alerts to movements in the opposite direction. Security checks at airports and other transportation hubs benefit from this type of IVA.

o	The Loitering Detection monitors figures or people entering and then remaining in a user-created zone for a specified period.

o	The Intelligent Behaviour Analysis monitors and identifies unusual or predefined behaviours, such as loitering or breaches of restricted areas, to enhance situational awareness.

o	The Crossing Detection detects and logs objects or individuals crossing a predefined virtual line or boundary in real-time.

o	The Fall Detection identifies detects incidents of falls through motion analysis and promptly generates alerts, contributing to enhanced safety and rapid incident response.

o	The Occupancy Time Estimation calculates the duration individuals or groups remain within a specified zone, providing detailed analytics on stay duration and engagement levels.

o	The Crowd Detection analyzes group density and movement within monitored areas to identify potential overcrowding or safety risks in real time.

●	People and Face Recognition IVAs

This IVA can detect and recognize people and faces in real-time and supports up to 100,000 biometric profiles with thermal detection, 30 requests per second, blocklists and VIP lists, and the IVA can strengthen employee attendance management and more.

We categorize this IVA into three core groups:

o	The Human Detection detects human figures within the video. It helps detect clothing color, faces, and Head & Shoulders.

o	The Face Recognition, which is subject to the privacy regulation applied to each region, recognizes and identifies faces and is used in conjunction with our Business Automation Platform (“BAP”) software and its facial recognition database. While there is a myriad of uses for this, Face Recognition IVAs are often used for watch lists, VIP identification, attendance systems and blacklists.

o	The Face Detection detects Gender, Age, Eyewear, and Masks.

●	Vehicle Analysis

Vehicle analysis IVAs have been widely deployed by transportation authorities to keep traffic flowing smoothly, reduce traffic violations and assist with criminal investigations. These IVAs generate real-time events and statistical data that can be used to make quick decisions and deploy fewer workers and officers.

o	Vehicle Type Detection classifies vehicles into predefined categories (e.g., cars, trucks, buses, motorcycles) to analyze traffic composition and trends in real time.

o	Vehicle Counting monitors and counts the number of vehicles passing through specific zones or intersections to provide insights for traffic management and planning.

o	Vehicle Zone Intrusion detects and alerts authorities to unauthorized vehicles entering restricted areas, helping enforce zoning regulations and enhance security.

o	Vehicle & License Plate Recognition identifies vehicles and recognize license plates with high precision, supporting law enforcement, parking management, and toll collection systems.

o	Vehicle Path Analysis tracks the movement patterns of vehicles to optimize traffic flow, improve road safety, and analyze driver behavior over specific routes.

o	Vehicle Direction Violation detects vehicles traveling in the wrong direction and generate real-time alerts to prevent accidents and ensure compliance with traffic rules.

o	The License Plate Detection and Recognition recognizes license plates on static or moving vehicles under the privacy regulation applied to each region.

●	Object Recognition

Object Recognition IVAs detect and recognize specific objects. Once trained and deployed for specific clients, the IVAs generate real-time recognition and identification of objects within the parameters set by the end-user for several uses — most notably, the identification of weapons and abandoned baggage for immediate security response.

●	Business Intelligence

Gorilla’s Smart Retail Solution offers a comprehensive, real-time analytical tool for single and multi-store managers. Using camera data, our IVAs and AI deliver insights for enhanced advertising strategies, staffing management, and driving business outcomes. Business intelligence dashboards are valuable in almost every retail or commercial scenario.

Gorilla IVAs enables retailers to better target product marketing strategies, especially with Point of Sale (“POS”) data, conversion rates, and consumer preferences with visual overviews of top-performing traffic, people count, gender, and ages for single and multi-store environments. Gorilla’s IVAs and insights assist clients to optimize store layout, product promotion, and marketing strategies, comparing data over time and across sources.

Core Video Analytics products includes the following:

●	Intelligent Video Analytics Recorder (“IVAR®”)

IVAR® is an all-in-one video management system for AI-powered video analytics. Its state-of-the-art AI utilizes existing Closed-Circuit Television (“CCTV”) video data to effectively find people, vehicles, and objects, detect suspicious events and gives actionable analytics that saves lives, boosts economies, and creates the environment needed for cities and countries to thrive, all on one single dashboard.

Key Benefits

●	Enhanced Safety and Security — Utilizes advanced video analytics to identify potential risks such as unauthorized access, falls, or unusual behavior, ensuring a safer environment in real-time.

●	Faster Responses at the Edge — Processes and analyzes data directly on devices at the edge, enabling immediate detection and alerts without reliance on centralized systems.

●	Optimized for Cost and Performance — Balances high-performance analytics with cost efficiency by leveraging scalable solutions and intelligent data management.

●	Improved Accuracy with AI — Employs cutting-edge AI algorithms to deliver precise detections, reducing false positives and enhancing decision-making.

●	Enhanced Resource Optimization — Automates monitoring tasks, allowing human resources to focus on higher-value activities and improving overall operational efficiency.

●	Proactive Monitoring 24/7 — Ensures continuous surveillance and alerts, even during off-hours, preventing incidents before they escalate.

●	Greater Customer Experiences — Provides actionable insights into customer behavior and preferences, enabling personalized and efficient service delivery.

●	Impressive Boost to ROI — Delivers measurable returns through reduced manual monitoring costs, streamlined operations, and improved asset protection.

●	Improved Crime Prevention and Investigations — Enhances the ability to deter, detect, and investigate criminal activities through detailed video analytics and archival capabilities.

●	Optimized Traffic and Congestion Management — Monitors and analyzes vehicle and pedestrian flows to reduce congestion, improve safety, and optimize traffic patterns.

Key Features

All-in-One Video Management System	Open Architecture and API Interface
Real-time Intelligent Video Analytics	Effortless Integration into Existing Systems
Powered with Edge AI for Superior Processing	AI-Powered Predictive Analytics
Scalable and Flexible for Any Client	Data-driven Actionable Insights
Real-time Alerts for Specific Events	Intuitive Central Dashboard

●	Event & Video Management System Appliances (“EVMS”)

Gorilla EVMS is a VMS with AI-based event search and management system to store event/object attributes in temporal-spatial big-data database from Gorilla, which delivers comprehensive operational management and business insights.

Key Benefits

●	Cost Efficiency — AI-based video analytics are embedded to replace manual video monitoring, save human resource costs and increase efficiency.

●	Event Alert — Real-time abnormal event alerts provide management efficiency and perform effective and near instant event handling and event searches.

●	Highly Interoperable — Interoperability to work with standard camera and NVR in one VMS platform, manage video and events from any number of Gorilla or third party VMS/NVR and IVA systems.

●	At-a-Glance Awareness — The visualized and customizable event dashboard gives at-a-glance situational and system awareness

●	Centralized Operations — Combines video management, analytics, and reporting into a single, unified platform, simplifying workflows and enhancing oversight.

●	Scalable for All Organizations — Designed to adapt to organizations of any size, from small businesses to large enterprises, ensuring flexibility.

●	Faster Response Times — Enables real-time alerts and actionable insights at the edge, allowing immediate responses to incidents without delays.

●	Optimized Operations and Equipment — Enhances the efficiency of existing systems by integrating advanced analytics, reducing manual interventions, and extending equipment lifespan.

●	Actionable Analytics and Reports — Provides detailed analytics and customizable reports that empower organizations to make informed decisions and improve strategies.

●	Fully Customizable — Allows users to tailor configurations, alerts, and reports to meet specific organizational needs and objectives.

Key Features

Real-time Streams on Video Walls	Fast Video Searching with Filters
Comprehensive Data Management	Analytical Insights with Reports Graphics
Customizable Dashboard with Widgets	Real-time Alerts and Pop-ups
Intelligent Video Analytics Powered by IVAR	Seamless Integration with Existing and Third-party Devices/Storage
Advanced Big Data Indexing and Storage Database	Superior Hardware Maintenance

●	Post Event

Post Event is an AI Investigator that is designed to solve complex crimes in a fraction of the time with an AI-powered end-to-end video investigation solution. Post Event requires minimal operators to solve crime faster and have been adopted by law enforcement and security organizations in Canada, the United Kingdom, Ireland, Thailand, and Australia. Compared to traditional investigations that do not use video analytics, Post Event solves crime faster by cutting down the time required to manually review video footage, leveraging AI to sequence and reference criteria provided to it.

Key Benefits

●	Solve CCTV Investigations Faster — AI-driven analytics significantly accelerate the process of reviewing and analyzing video footage, enabling cases to be resolved in less time compared to traditional methods.

●	Requires Minimal Staff to Operate and Solve Cases — The intuitive AI-powered system reduces the need for large investigation teams, allowing organizations to allocate resources more efficiently while achieving quicker outcomes.

●	Analyze Footage Across Hundreds of Cameras — Seamlessly processes video data from multiple cameras simultaneously, ensuring comprehensive coverage and analysis across extensive surveillance networks.

●	Find People Across Various Locations — Advanced AI capabilities allow for precise identification and tracking of individuals across diverse areas and multiple camera feeds, enhancing the ability to connect critical events.

●	Reduce Manual Reviewing and Errors with AI — Automation minimizes the risk of human error and eliminates the time-consuming process of manually reviewing hours of footage, leading to more accurate and reliable results.

●	Process any CCTV Video Format — Designed to support a wide variety of video formats, ensuring compatibility and flexibility regardless of the type of CCTV system used, making it a versatile tool for diverse environments.

Key Features

Easily Import, Convert, and Analyze Any Video Format	Crack Previously Unsolved Cold Cases
Quickly Find People of Interest, Objects, Vehicles, Specific Events and More	Stand-alone Supercomputers Provide Added Security and Processing Speed
Permission-based Access for Investigative Teams	Automated Reports that Save Time
AI-powered Investigator that Solves Cases Quicker	A Fully Audited System that Retains Full Evidential Integrity

●	iCCTV

iCCTV is an innovative AI solution that Gorilla specifically designed to enhance policing. It offers AI video analytics that improves surveillance operations in detecting and preventing crime and enables police forces to access, search, and gain actionable crime prevention insights from CCTV networks across metropolitan areas.

Key Benefits

●	Data-driven Policing with AI — Leverages AI-powered insights to enhance decision-making and optimize crime prevention strategies.

●	Analyze Emergencies to Prevent Them — Identifies patterns and anomalies to help preempt emergencies and improve situational awareness.

●	Enhanced Community Safeguarding — Strengthens public safety through precise monitoring and faster response times.

●	Provides Real-time Information to Frontline Dispatchers — Delivers actionable insights to dispatchers for efficient deployment of resources.

●	Improved Emergency Preparedness with Faster Responses — Accelerates reaction times during emergencies, minimizing risks and potential damage.

●	AI Reduces Manual Reviewing and Errors — Automates footage analysis to eliminate human error and reduce the time needed for manual reviews.

●	Optimized Coordination and Responses Across Agencies — Enhances collaboration between law enforcement and other agencies for seamless operations.

●	Requires Minimal Staff to Operate and Solve Cases — Simplifies operations with an intuitive system that requires fewer personnel to manage.

●	Analyze Footage Faster and in Real-time — Processes video feeds instantly to identify key events and individuals, saving critical time.

●	Find People Across Various Locations — Employs advanced tracking and recognition technology to locate individuals across multiple areas efficiently.

Key Features

All-in-one Smart Policing Platform	Abandoned Baggage, Suspicious Behavior, and Weapon Alerts
Search for Missing Persons of Interest and Vehicles	Scalable with a Plug-and-Play Metadata Engine
Receive Alerts for Traffic Violations	Unlimited Camera Coverage, Users, Watch Lists, and Databases Sizes
Receive Alerts for Pre-defined Crimes	Compatible with Existing Camera Infrastructures
Empowered In-field Operations	Compatible with Real-time CCTV & Archived Video Data

2.	Cybersecurity

Gorilla’s Security Convergence solutions deliver AI-powered, end-to-end protection for enterprises and smart cities, safeguarding critical assets across both digital and physical landscapes. Designed to counter evolving cyber threats and operational vulnerabilities, our approach integrates advanced information technology (“IT”) and operational technology (“OT”) security to promote uninterrupted business continuity and resilience.

Key Benefits

●	AI-Driven Threat Detection – Leverages cutting-edge AI to identify, analyze, and neutralize sophisticated threats across networks, endpoints, and physical environments.

●	Proactive Defense Against Emerging Threats – Detects anomalies and mitigates risks before they escalate, ensuring an intelligent, self-learning security framework.

●	Automated Incident Response – Streamlines security operations through AI-powered automation, reducing response times and minimizing human intervention.

●	Adaptive Security with Behavioral Analytics – Learns from attack patterns and dynamically adjusts security protocols in real time.

●	Optimized Protection with Reduced Operational Overhead – Enhances security while minimizing resource consumption and operational costs.

●	Safeguards Brand, Revenue, and Intellectual Property – Ensures business integrity by protecting critical assets from cyber threats and data breaches.

●	Minimizes Business Disruptions – Enables rapid threat mitigation and ensures uninterrupted operations even in the face of sophisticated attacks.

Key Features

AI-powered Intrusion Detection and Protection	Advanced Threat Detection
Traps and Traces Sophisticated Threats	Biometric Authentication and OTP
Endpoint Protection	Centralized Management System

Cybersecurity Portfolio

●	Security Convergence Platform (“SCP”)

Our SCP is a centralized security intelligence hub, integrating advanced threat analytics, AI-powered detection, and real-time response mechanisms. Designed to protect IT and OT environments, SCP automates security enforcement and strengthens cyber resilience across distributed infrastructures.

Key Capabilities

●	Unified Threat Management – Aggregates security intelligence across multiple domains, enabling a holistic defense strategy.

●	Advanced AI-Powered Anomaly Detection – Identifies hidden attack patterns and prevents breaches before they occur.

●	Seamless Integration with Existing Security Ecosystems – Deploys effortlessly within enterprise networks, industrial environments, and smart city infrastructures.

●	Predictive Threat Intelligence – Leverages AI-driven analytics to preemptively identify vulnerabilities and strengthen cyber defenses.

●	Scalable Architecture for Enterprises of All Sizes – Supports flexible deployments tailored to industry-specific security challenges.

●	Automated Security Orchestration – Reduces manual effort and enhances security efficiency with automated responses.

Key Features

Threat Detection and Notifications	Data Collection and Management
Centralized Incident Management	Event Correlation and Analytics
Threat Intelligence	Incident Management
Security Alerting	Risk Assessments
Real-time Notifications	Dashboard and Reporting

●	NetProbe: AI-Driven Intrusion Detection & Response

NetProbe is an intelligent threat detection engine, leveraging machine learning and behavioral analysis to proactively detect and block cyberattacks before they infiltrate enterprise systems.

Key Benefits

●	Tailor-made Network Security with Behavior Analysis — Provides customized network protection by analyzing traffic patterns and identifying abnormal behaviors specific to your environment.

●	Reduce Manual Processes and Focus on Key Security Actions — Automates threat detection and mitigation, freeing up security teams to prioritize critical actions and strategic initiatives.

●	Instant Intervention with AI-based Threat Pattern Learning — Utilizes AI to learn and recognize emerging threat patterns, enabling real-time blocking of malicious activities without human intervention.

●	Effectively Protects Intellectual Property and Customer Information — Safeguards sensitive business data and customer details by preventing unauthorized access and data breaches.

●	Shorten Response Times when Attacks Occur — Detects and addresses threats immediately, minimizing the time between attack detection and resolution.

●	Quickly Uncover the Root Cause of Security Problems — Provides detailed insights and analytics to trace back and understand the origins of security incidents for better prevention.

●	Restore Business Operations without Interruption — Ensures swift recovery from attacks while maintaining operational continuity, reducing downtime and associated costs.

Key Features

AI-powered Intrusion Detection and Protection	DoS/DDoS Detection Powered by Machine Learning
Constantly Updated Online Threat Intelligence	Customized Alert Notifications
Visualized Interface for Reporting

●	NetTrap: Intelligent Deception for Proactive Cyber Defense

NetTrap is a frontline cyber deception solution, designed to isolate, analyze, and neutralize threats before they reach critical systems.

Key Benefits

●	Powerful AI Protection for Internal Networks — Leverages advanced AI algorithms to safeguard internal networks by identifying and neutralizing threats before they infiltrate critical systems.

●	Effectively Mimics Devices and Traps Threats — Uses simulated device modules to mimic real network elements, luring and trapping malicious activity for proactive threat mitigation.

●	Provides Real-time Alerts to Teams — Sends instant notifications to security teams, enabling swift response to detected threats and minimizing potential damage.

●	Automatic Domain Name System (“DNS”) Protection — Blocks malicious DNS queries and connections to suspicious domains, acting as a frontline defense against domain-based attacks.

●	Up-to-the-minute Threat Updates — Continuously updates its threat intelligence database to stay ahead of emerging attack vectors and evolving cyber threats.

●	Advanced Data Collection — Gathers detailed insights into attempted attacks, providing actionable intelligence to improve security measures and strengthen defenses.

Key Features

Lures & Detects Malicious Host Behavior	Detects Suspicious Lateral Movements on Internal Networks
DNS Security Protection	Provides Alert Notifications for Malicious Activities
Supports Simple Network Management Protocol (“SNMP”)	Integrates Syslog to SIEM Data
Visualizes Threat Data and Attack Trends	Virtual Machine Support

●	Host-Based Malware Detection (“HMD”): AI-Powered Endpoint Security

HMD is an AI-powered malware detection and response platform, protecting enterprise endpoints against sophisticated cyber threats.

Key Benefits

●	Real-time Threat Detection — Identifies and mitigates threats as they occur to ensure immediate protection.

●	Enhanced Anomaly Detection — Utilizes AI to recognize and respond to unusual activity across endpoints.

●	Improved Software Vulnerability Identification — Quickly identifies vulnerabilities in software to reduce risk.

●	Rapid Response to Malware Threats — Enables swift action to neutralize malware and minimize damage.

●	Reduced False Positives — Improves accuracy in threat detection, reducing unnecessary alerts.

●	Continuous Monitoring of Endpoint Health — Provides ongoing oversight to maintain secure and healthy endpoints.

●	Automatic Updates for Evolving Threats — Keeps the system up to date to counter emerging malware and attack methods.

●	Minimized Manual Intervention — Automates key processes, freeing up resources for critical tasks.

●	Enhanced Protection Against Advanced Persistent Threats — Defends against sophisticated and targeted long-term attacks.

●	Comprehensive Endpoint Security Solution — Combines multiple layers of protection into one robust endpoint defence system.

Key Features

Advanced Anomaly Detection	Endpoint Protection Enhanced with AI
Multi-faceted Threat Detection	Pattern less AI-based Malware Detection Engine
Automatically Detects Malicious Programs and Files	Removes Malware Threats from Systems
Automatic Incident Responses that Isolate or Shutdown Compromised Hosts	AI Algorithms and Digital Forensics
Alerts and Notifications for Endpoint Risks

●	Facial Recognition – Mobile One Time Password (“FR-MOTP”)

FR-MOTP is a multi-layered authentication system that integrates facial recognition, one-time passwords (“OTP”), and a secure server infrastructure to enhance identity protection and access security.

Key Benefits

●	Enhanced Security with Multi-layered Approach – Combines multiple security layers to protect against identity theft and brute force attacks.

●	User-friendly Facial Recognition Mobile App – Provides a simple and intuitive mobile app for facial recognition-based authentication.

●	Seamless Authentication and Enrolment Process – Ensures a smooth process for user registration and ongoing authentication.

●	Guard Against Phishing with OTPs and Facial Recognition – Uses one-time passwords and facial recognition to prevent phishing attacks.

●	Versatile Deployment with Integration Across Existing Systems – Easily integrates with current infrastructure for broad applicability.

●	Easily Manage and Track Compliance with Any Industry Regulations – Simplifies compliance management with robust tracking capabilities.

Key Features

Facial Recognition Authentication	Mobile App Authentication
Server-Side Authentication	FR-MOTP Server Storage
Scalability for any Deployment

●	Security Operations Center (“SOC”): 24/7 Threat Intelligence & Incident Response

Gorilla’s SOC safeguards critical infrastructure and communities against ever-evolving cyber threats. Building and maintaining an in-house SOC is resource-intensive and requires specialized expertise, advanced technologies, and 24/7 monitoring capabilities. Gorilla’s Guardian Network acts as a trusted partner, offering scalable, AI-powered security operations.

Key Benefits

●	Advanced Threat Detection, Rapid Incident Response, and Proactive Threat Hunting – Combines superior technologies and expertise to identify, respond to, and prevent cyber threats efficiently.

●	Cuts Upfront Investments and Reduces Costs – Eliminates the need for large initial investments in in-house SOC infrastructure.

●	Safeguards Critical Infrastructure and Personal Data – Provides comprehensive protection for vital systems and sensitive information.

●	Maintains Security Without an In-house SOC Team – Enables robust security management without the need to maintain an in-house team.

●	Round-the-clock Monitoring of Networks, Systems, and Endpoints – Ensures 24/7 oversight to prevent breaches and ensure system integrity.

●	Continuous Threat Detection 24/7, 365 Days a Year – Delivers nonstop security coverage to keep threats at bay.

●	Easily Scales to Accommodate the Evolving Needs and Growth of Smart Cities – Adapts seamlessly to the expanding requirements of modern infrastructures.

●	Does Not Require Additional Infrastructure or Resources – Offers a scalable solution without the need for further investments in resources.

Core Capabilities

Capability	Description
Unrivaled Expertise	Our expert team of certified cybersecurity professionals stays up to date with the latest cybersecurity trends and technologies, ensuring superior threat detection and incident response capabilities.
Innovative Technology	We leverage advanced security technologies, including industry-leading SIEM systems, machine learning algorithms, and real-time threat intelligence feeds to detect, monitor, and mitigate security threats.
Customized Solutions	Tailored SOC solutions designed to meet specific industry needs, risk profiles, and compliance requirements. Our experts work closely with organizations to develop a cybersecurity strategy that aligns with business objectives.
Compliance and Privacy	Our services are designed to adhere to major industry regulations and standards, including GDPR, HIPAA, PCI DSS, and other compliance frameworks, ensuring full regulatory compliance and data protection.

●	Gorilla Intelligent Network Director

The Gorilla Intelligent Network Director is designed to empower businesses to thrive. Whether they are an agile startup or a sprawling enterprise, our platform simplifies network management, enhances security, and accelerates your growth.

Key benefits

●	Seamless Hybrid Networking — Facilitates smooth integration of on-premises and cloud networks for a unified experience.

●	Effortlessly Integrate Data Centers with Cloud Environments — Simplifies the connection and operation of data centers in hybrid architectures.

●	Robust Security with Secure, Encrypted Connections — Ensures data protection with advanced encryption and secure communications.

●	Easy Deployments with Plug-and-play Technology — Minimizes setup complexity, allowing rapid deployment and use.

●	Hardware and Software Crafted and Manufactured by Gorilla for Seamless Integration — Provides a cohesive solution with components designed to work together seamlessly.

●	Customized Gorilla Appliances to Meet Client Specifications — Delivers tailored hardware solutions to address unique business needs.

Key features

Centralized Command Center that Monitors and manages Entire Networks	Real-Time Insights that Swiftly Identify and Resolve Issues
Customized Gorilla Appliances Tailored for Specific Throughput and Performance	Seamless Integration that Creates Holistic Hybrid Networks
Flexible Deployments Capable of Running Virtual CPEs in cloud environments	Simplified Management that Automates Tasks and Streamlines Network Administration

3. Big Data Analytics: Transforming Insights into Action

Big Data Analytics is at the core of Gorilla’s AI-driven cybersecurity and video intelligence ecosystem, providing the foundation for advanced metadata processing, large-scale data aggregation, and real-time reporting. Designed to handle vast amounts of structured and unstructured data, our analytics engine scales both horizontally and vertically to meet the dynamic needs of our customers, promoting seamless performance under any workload.

Key Benefits

●	Comprehensive Data Collection & Aggregation – Enables the ingestion of massive datasets from video analytics, network security systems, and IoT devices, consolidating insights into a unified repository.

●	High-Performance Metadata Repository – Captures and organizes metadata for real-time processing, historical analysis, and predictive intelligence.

●	Advanced Reporting & Visualization – Provides actionable intelligence through customized dashboards, automated reporting, and deep analytical insights.

●	Seamless Integration Across Security & Surveillance – Supports multi-source data fusion, enhancing facial recognition, threat detection, and anomaly analysis.

●	AI-Driven Insights for Proactive Decision-Making – Leverages machine learning algorithms to detect patterns, predict trends, and optimize system responses before incidents escalate.

●	Elastic Scalability for Growing Demands – Ensures efficient horizontal and vertical scaling, allowing businesses to expand their analytics capabilities without compromising performance.

●	Automated Data Enrichment & Correlation – Enhances decision-making by cross-referencing data sources to provide a deeper understanding of potential threats or behavioral patterns.

Key Features

Feature	Description
Metadata Repository	Centralized, high-performance database for structured and unstructured data processing.
Scalable Architecture	Supports both horizontal and vertical expansion to meet increasing data demands.
AI-Powered Anomaly Detection	Detects unusual activity across cybersecurity networks and video surveillance systems.
Real-Time Data Ingestion	Processes vast amounts of live and archived data with minimal latency.
Automated Threat Correlation	Links disparate data points to identify security threats and operational inefficiencies.
Customizable Reporting & Dashboards	Provides intuitive, visual analytics for real-time decision-making.
Multi-Source Data Fusion	Integrates inputs from video, IoT, network logs, and cybersecurity platforms to deliver holistic intelligence.

Gorilla’s Big Data Analytics Platform bridges the gap between raw data and actionable insights, transforming enterprise cybersecurity defenses and video analytics capabilities. By ensuring scalable, AI-powered intelligence across industries, we enable businesses to optimize security operations, predict risks, and drive innovation through real-time, data-informed decisions.

4. Gorilla’s AI-Driven Infrastructure

At Gorilla, we build high-performance, AI-optimized infrastructure that powers cybersecurity, video analytics, and enterprise networking. Our Gorilla-labeled appliances are purpose-built to deliver scalable, secure, and high-efficiency deployments across enterprises, smart cities, and mission-critical environments.

Through precision manufacturing partnerships (Lanner Electronics, Edgecore Networks, etc.), Gorilla ensures that every component—from edge computing devices to AI data center servers and networking solutions—is optimized for next-generation AI workloads, cybersecurity resilience, and seamless enterprise integration. Our partners (Lanner Electronics and Edgecore Networks) specialize in creating hardware and have been doing so through their structured manufacturing lines for decades. By establishing an engagement relationship with them Gorilla strives to further optimize and or design bespoke appliances that are optimized for our specific needs as required. This allows us to provide secure, scalable solutions by combining hardware and software that meet the needs of our customers.

Gorilla Intelligent Edge & Network Appliances

Gorilla’s Customer Premises Equipment (“CPEs”) and network appliances are designed for:

●	AI-Driven Cybersecurity – Optimized for deep packet inspection, threat detection, and firewall capabilities.

●	Edge AI Processing – Enables real-time analytics at the network edge, reducing latency for security monitoring, smart surveillance, and industrial IoT.

●	High-Performance & Energy Efficiency – Optimized compute power ensures 24/7 mission-critical reliability while keeping power consumption low.

●	Custom-Built for Enterprises – Modular, scalable, and tailored for zero-trust security, industrial AI, and next-gen IoT deployments.

Our AI-driven network appliances provide secure, high-speed connectivity while supporting advanced cybersecurity enforcement, intelligent routing, and cloud integrations.

Gorilla AI Data Center Solutions

For AI-intensive workloads, Gorilla delivers enterprise-grade AI data center solutions, including:

●	High-Performance Compute – AI-accelerated servers leveraging Intel Gaudi GPUs for deep learning, inferencing, and real-time security analytics.

●	Intelligent Networking – AI-optimized, high-speed switches ensuring low-latency, high-bandwidth data flow for compute-heavy applications.

●	Enterprise Storage for AI – Scalable storage architectures built to support high-throughput AI model training, threat intelligence, and video analytics storage.

●	Multi-Cloud & On-Prem Flexibility – Designed to integrate with private cloud, hybrid environments, and edge computing frameworks.

By combining AI-driven compute, networking, and storage, Gorilla delivers next-generation AI infrastructure, capable of handling real-time security monitoring, intelligent automation, and large-scale AI deployments.

Gorilla’s Infrastructure Advantage: AI-Powered, Secure, and Scalable

Gorilla’s hardware and software synergy provides enterprises with:

●	AI-Enhanced Security – Built-in intelligence for cyber threat prevention, network anomaly detection, and video analytics-driven access control.

●	Enterprise-Grade Performance – Gorilla appliances are optimized for demanding AI workloads, ensuring high availability and ultra-low latency.

●	Future-Proof Scalability – Modular, AI-driven architectures allow enterprises to scale effortlessly from edge to cloud.

●	Sustainability & Cost Efficiency – Power-optimized designs reduce energy consumption while maintaining high-performance compute capabilities.

Powering the Future of AI-Driven Enterprises

At Gorilla, we don’t just build infrastructure—we engineer AI-powered ecosystems that enable smarter, more secure, and highly efficient enterprises.

Through Gorilla-labeled, AI-optimized appliances, we are setting the standard for the future of intelligent security, networking, and compute infrastructure, ensuring that enterprises remain resilient, scalable, and ahead of the curve.

Gorilla Solutions

At Gorilla, we don’t just develop solutions—we use our own technology to create intelligent, secure, and scalable ecosystems. Our AI-driven infrastructure powers critical industries, smart cities, and enterprises, enabling optimized operations, enhanced security, and data-driven decision-making.

By integrating Gorilla’s proprietary AI software with our Gorilla hardware, we deliver seamless, end-to-end solutions that we trust and deploy ourselves. Our comprehensive approach is built on three key pillars:

●	Intelligent Data Analysis – Harnessing AI-powered analytics to unlock real-time insights and predictive intelligence.

●	Seamless System Integration – Connecting diverse systems and data sources to create cohesive, adaptive environments.

●	Scalable, Sustainable Value – Future-proofing businesses with AI-driven automation, security, and efficiency.

From smart infrastructure to public safety, mobility, and retail optimization, our AI-powered solutions enable businesses, cities, and governments to adapt, innovate, and lead—backed by the same technology we deploy internally.

●	Building & Office Solutions: Intelligent Security & Automation

Gorilla seeks to transform buildings into intelligent, secure environments using our own AI-driven access control and automation technologies.

o	Seamless, secure access through facial recognition and biometric authentication.

o	AI-powered energy management and smart office automation for operational efficiency.

o	Integrated security with real-time threat detection, intrusion alerts, and centralized surveillance.

●	Policing Solutions: AI-Powered Public Safety & Law Enforcement

Gorilla’s law enforcement platforms provide predictive intelligence and real-time crime analysis, powered by the same AI models we deploy in smart city security.

o	Criminal Intelligence Big Data Platform for large-scale data aggregation and threat detection.

o	Criminal Intelligence Analysis Platform for AI-driven case management and crime mapping.

o	Smart Patrol System integrating CCTV, IoT sensors, and predictive AI analytics for proactive law enforcement.

●	Railways Solutions: Smart, Secure, and Efficient Transit

We apply our own AI cybersecurity and real-time monitoring technologies to railway operations.

o	AI-based passenger flow optimization for improved boarding, ticketing, and crowd management.

o	Integrated railway cybersecurity to protect network infrastructure and physical security.

o	Predictive maintenance models to reduce operational downtime.

●	Road Solutions: AI-Powered Traffic Intelligence & Enforcement

Gorilla’s traffic management solutions leverage our own AI analytics and camera-based security to transform city roadways.

o	Real-time traffic analysis to optimize urban flow and reduce congestion.

o	Automated violation detection, including speeding and red-light running, using AI-based edge computing.

o	Driver behavior monitoring with AI-powered risk assessment.

●	Port Solutions: AI-Driven Logistics & Security Command Centers

Our own AI-powered security and logistics platforms power port operations, integrating:

o	Business Monitoring Centers for real-time port traffic and cargo movement tracking.

o	Traffic Prediction Command Centers to optimize congestion management.

o	Automated access control with AI-based container and personnel tracking.

●	Airport Solutions: Intelligent & Secure Aviation Hubs

We deploy our own AI security and automation tools at airports to enhance operational efficiency.

o	Smart traveler flow management for check-in, boarding, and security screening.

o	AI-driven security intelligence for baggage scanning and restricted zone monitoring.

o	Automated vehicle & personnel access control for airside operations.

●	Healthcare Infrastructure Security: AI-Powered Cyber & Physical Protection

We use our own AI-powered cybersecurity and network security solutions to protect healthcare institutions.

o	Real-time threat detection across medical networks, devices, and IT infrastructure.

o	Automated compliance enforcement for healthcare security regulations.

o	AI-based physical security management to protect patients, staff, and facilities.

●	Safe Schools & Universities: AI-Driven Smart & Secure Campuses

We apply our own AI-driven surveillance and access control to protect educational institutions.

o	Automated entry & exit management with biometric and facial recognition access control.

o	AI-powered threat detection for campus security.

o	Smart learning environments with automation and resource optimization.

●	Retail Solutions: AI-Driven Consumer Insights & Security

Gorilla’s AI retail technology is deployed within our own operations, enhancing:

o	Behavioral analytics for customer insights and purchasing patterns.

o	Loss prevention & fraud detection using AI-powered surveillance.

o	Automated store management for shelf tracking and cashier-free checkouts.

●	Parking Solutions: AI-Powered Smart Parking Management

We use our own AI-powered vehicle monitoring to optimize parking operations.

o	Automated access control with license plate recognition.

o	AI-driven occupancy tracking for dynamic pricing models.

o	Real-time security monitoring to prevent parking fraud and enhance site safety.

Gorilla Managed Services

At Gorilla, we understand that while many governments and enterprises seek cutting-edge cybersecurity, network operations, and AI-powered video analytics solutions, they may lack the in-house expertise to operate and manage these complex systems effectively.

While we offer the standard Build-Deploy-Transfer model, we recognize that in many cases, a Build-Deploy-Operate model is necessary to ensure the long-term success of these critical infrastructures. Our Managed Services offering is designed to fill this operational gap, providing governments and enterprises with ongoing expert support, training, and localized operational capabilities to ensure that mission-critical systems remain secure, efficient, and fully optimized.

Beyond Deployment: A Long-Term Operational Partnership

Through our Managed Services, we do more than just deploy solutions—we take on the responsibility of operational excellence by:

●	Deploying Gorilla’s own experts to oversee and manage mission-critical infrastructures.

●	Augmenting with local in-market resources, who are trained and integrated into the operations.

●	Ensuring continuous knowledge transfer to build long-term operational capabilities.

●	Providing ongoing monitoring, threat mitigation, and performance optimization to keep systems running at peak efficiency.

By embedding our expertise within an organization’s Security Operations Center (“SOC”), Network Operations Center (“NOC”), and Video Analytics solutions, we enable governments and enterprises to maximize the value of their technology investments while maintaining full operational readiness.

Core Focus Areas of Gorilla’s Managed Services

●	Security Operations Center (“SOC”) as a Service

Gorilla delivers end-to-end cybersecurity operations, ensuring 24/7 protection against cyber threats, breaches, and attacks. Our SOC-as-a-Service model includes:

o	Continuous Threat Monitoring & Response – AI-powered detection of cyber threats, malware, and anomalies in real time.

o	Incident Investigation & Mitigation – Expert-led threat containment and forensic analysis.

o	Vulnerability Management & Compliance – Ensuring cybersecurity infrastructure remains resilient and compliant with local and international regulations.

o	Threat Intelligence & Proactive Defense – Leveraging Gorilla’s AI-based security analytics to anticipate and prevent cyber risks before they materialize.

By embedding Gorilla’s own cybersecurity specialists alongside trained local personnel, we ensure that SOC operations are fully functional and optimized for national security environments, critical infrastructure, and enterprise networks.

●	Network Operations Center (“NOC”) as a Service

A well-managed network is the backbone of any digital government or enterprise ecosystem. Through our NOC-as-a-Service offering, Gorilla provides:

o	24/7 Network Monitoring & Performance Management – Ensuring uninterrupted connectivity, uptime, and operational efficiency.

o	Predictive Maintenance & AI-Driven Fault Detection – Identifying and resolving potential network issues before they cause downtime.

o	Incident Management & Rapid Resolution – Addressing outages, network failures, and security threats in real time.

o	Scalable Infrastructure Management – Supporting the growth and expansion of digital services across national and enterprise networks.

By deploying Gorilla’s network engineers and AI-driven analytics, we help governments and enterprises maintain a highly secure, resilient, and scalable digital infrastructure.

●	AI-Powered Video Analytics as a Service

Gorilla’s video analytics solutions are deployed across law enforcement, smart cities, critical infrastructure, and enterprise security. However, operating and managing AI-driven video surveillance requires specialized skills. Our Video Analytics as a Service (“VAaaS”) provides:

o	Real-Time AI-Powered Video Monitoring – Automated detection of security threats, anomalies, and incidents across monitored areas.

o	Customizable Analytics for Law Enforcement & Public Safety – Facial recognition, behavioral analytics, and incident detection tailored to national security needs.

o	Operational Support & Incident Response – On-the-ground personnel trained to monitor, analyze, and act on AI-generated alerts.

o	Secure & Compliant Data Management – Ensuring video surveillance data is handled in accordance with privacy laws and national security regulations.

By embedding our AI and operational expertise within customer environments, we ensure that video analytics systems deliver continuous value, security, and intelligence-driven decision-making.

A Scalable, Sustainable Model for Governments & Enterprises

The Build-Deploy-Operate model ensures that governments and enterprises can seamlessly integrate, scale, and sustain critical technology infrastructure without the burden of developing deep technical expertise from day one.

Through Gorilla Managed Services, we:

●	Accelerate Operational Readiness – By embedding our expertise, we enable organizations to immediately benefit from AI-driven security and network intelligence.

●	Enhance Local Workforce Development – We train and certify local personnel, ensuring knowledge transfer and sustainable operations.

●	Ensure Continuous Optimization – Through ongoing AI-driven insights, predictive maintenance, and performance enhancements, we keep systems at peak efficiency.

●	Mitigate Risk & Strengthen Security – Our proactive cybersecurity and network monitoring services ensure resilience against evolving threats.

Gorilla: The Right Partner for AI-Driven Managed Services and Sustainable Growth

Unlike traditional service providers, Gorilla deploys and operates its own AI-driven solutions, bringing deep domain expertise to every engagement.

●	We use our own AI technology – The same AI-powered cybersecurity, network intelligence, and video analytics solutions we deploy globally are embedded in our managed services.

●	We combine global expertise with local operations – Our hybrid model ensures the best of Gorilla’s global knowledge is implemented through locally trained teams.

●	We provide future-proof operational strategies – Our AI-powered analytics ensure that organizations stay ahead of emerging threats and operational challenges.

At Gorilla, we go beyond implementation—we ensure success through long-term operational excellence, expert-driven management, and seamless technology integration.

Regulation: Compliance, Data Privacy, and Legal Considerations

As a global leader in AI-driven security, video analytics, and network intelligence, Gorilla operates in a regulatory landscape that is constantly evolving. Our commitment to compliance, data privacy, and ethical AI practices ensures that we adhere to all applicable international, national, and industry-specific regulations. From data protection laws to supply chain restrictions and government procurement policies, we take a proactive approach to regulatory adherence while ensuring that our customers and partners remain compliant in their respective markets.

Data Privacy and Compliance with Global Frameworks

Gorilla processes and analyzes vast amounts of data, including video footage, vehicle information, and in certain cases, personally identifiable information. This requires us to operate within the regulatory frameworks of various jurisdictions, each with their own privacy, security, and ethical data processing standards.

In markets such as the European Union, the United Kingdom, and the United States, Gorilla strives to adhere to stringent data privacy laws such as the General Data Protection Regulation (“GDPR”), the EU Directive on Privacy and Electronic Communications, and the California Consumer Privacy Act (“CCPA”). Our AI-powered edge computing technology ensures that data is processed locally, rather than transmitted to external servers, helping to mitigate privacy concerns and maintain compliance with data localization requirements.

For example, in the United Kingdom and the United States, Gorilla’s edge AI solutions do not capture or process facial recognition data. Instead, they analyze anonymized behavioral patterns, such as counting the number of pedestrians in a given area to optimize street lighting and energy efficiency. Should customers in these markets require AI applications that involve facial recognition or personal data processing, Gorilla ensures that all deployments comply with local privacy laws and data protection regulations.

In contrast, Taiwan represents a major market where Gorilla’s facial recognition technology is extensively used. Our customers in this region employ AI-powered surveillance and biometric identification systems, which require strict adherence to Taiwan’s Personal Data Protection Act. Gorilla ensures that both our customers and our own operations comply with the relevant privacy and security mandates, implementing robust encryption, access controls, and audit mechanisms to protect sensitive information.

In markets where Gorilla supplies hardware devices to third-party system integrators, our compliance responsibility extends only to ensuring that the devices adhere to EU ETSI Standards and other applicable hardware regulations. The local system integrators bear the responsibility of ensuring compliance with data privacy laws if they choose to activate AI-driven features that process personal data. Gorilla strongly advocates explicit consent mechanisms and legal authorizations for any data collection performed by our technology.

Criminal Investigations and Security Surveillance Compliance

Gorilla’s solutions are deployed by government agencies, law enforcement, and critical infrastructure operators to support criminal investigations and public safety initiatives. This includes smart city surveillance, border security, airport and seaport monitoring, and AI-driven forensic analysis.

Our criminal investigation and security surveillance technologies are only provided to customers who have the legal authority to conduct such operations, ensuring full compliance with human rights protections and privacy laws. Gorilla does not provide AI-powered security monitoring or facial recognition solutions to unauthorized entities, and all deployments are conducted within the legal frameworks of the respective jurisdictions.

For instance, Gorilla has established agreements with Taiwan’s Criminal Investigation Bureau, providing AI-driven big data analytics, image processing for suspect vehicle tracking, internet-based crime analysis, and mobile surveillance solutions. Each agreement adheres strictly to Taiwanese legal requirements, ensuring that all criminal intelligence analysis systems are authorized by court orders and government regulations.

Our commitment to lawful AI usage ensures that Gorilla remains a trusted provider for law enforcement and security agencies worldwide, while maintaining transparency and compliance with human rights and data protection mandates.

Government Procurement Laws and Compliance

A significant portion of Gorilla’s business involves contracts with government agencies and state-owned enterprises, particularly in Taiwan and other key markets. Government procurement is governed by strict regulatory frameworks designed to ensure transparency, fair competition, and national security compliance.

In Taiwan, the Government Procurement Act outlines the rules and procedures for awarding government contracts. One critical regulation specifies that if a company has 30% or more ownership by individuals or entities from the People’s Republic of China (“PRC”), it may be disqualified from bidding on government tenders or have its contracts terminated. Gorilla strictly adheres to these legal requirements, ensuring compliance with national security policies and maintaining full transparency in our corporate structure.

Additionally, Gorilla’s compliance with government procurement laws extends to fulfilling public tender requirements, ensuring fair competition and transparency in government contracting. Our long-standing reputation as a trusted government technology provider reinforces our ability to secure high-value contracts while maintaining full regulatory compliance.

Radio Frequency Regulations and Certifications

Gorilla imports, exports, installs, and operates various AI-powered network appliances, IoT devices, and wireless communication systems that are subject to radio frequency regulations. Compliance with radio frequency emissions, spectrum allocation, and licensing requirements is a crucial part of our regulatory strategy.

We ensure that all radio frequency devices meet the approval standards set forth by regulatory authorities, including the Federal Communications Commission of the United States, the European Commission of European Union and National Communications Commission of Taiwan.

Supply Chain Restrictions and National Security Compliance

As governments worldwide place increasing scrutiny on supply chain security, Gorilla ensures that the required hardware and software solutions comply with national security regulations. Gorilla fully complies with these restrictions by sourcing AI-driven hardware, networking devices, and security appliances from trusted, non-restricted suppliers.

By maintaining a secure, government-compliant supply chain, we protect our customers from potential cybersecurity vulnerabilities while ensuring full regulatory compliance.

Commitment to Ethical AI and Regulatory Leadership

Gorilla remains committed to ensuring the ethical and lawful deployment of AI technologies, taking a proactive approach to compliance by:

●	Engaging with regulators and policymakers to shape the future of AI governance.

●	Ensuring transparency in AI-powered data processing and decision-making.

●	Conduct rigorous internal audits to assess compliance risks and uphold best practices.

●	Implementing security-by-design principles to protect user privacy and data integrity.

As AI regulations evolve, Gorilla will continue to adapt, innovate, and lead the way in responsible AI development while ensuring full compliance with global legal frameworks.

4.C. ORGANIZATIONAL STRUCTURE

The following diagram shows the organizational structure of Gorilla Technology Group Inc. and all of its subsidiaries as of December 31, 2024.

4.D. PROPERTY AND EQUIPMENT

Facilities

Our headquarters are located in London, United Kingdom. Our headquarters houses our Chief Executive Officer’s office and operations. We also have material business units in Taiwan, which include Video IoT & Security Convergence, R&D, general administrative, human resources and finance & accounting. Additionally, we have business units in India (R&D, Customer Success, Business Operations) and Egypt (Sales, Procurement).

We also have additional offices around the world, including in India, the United States, Thailand and Egypt.

Our corporate headquarters, business units and office spaces are leased with varying expiration dates, except for an office in Taipei, Taiwan, with an area of approximately 1,910.4 square meters, which we own and is partly leased out.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, if necessary, additional or alternative space will be available to accommodate any expansion of our business.

Item 4A: UNRESOLVED STAFF COMMENTS

None

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Gorilla’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information with respect to Gorilla’s planned investments in its research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” and Item 3. “Key Information – 3.D. Risk Factors for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For an understanding of our operating results and liquidity discussions and analysis, including a year-to-year comparison between fiscal year 2023 and 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 15, 2024.

5.A. OPERATING RESULTS

Overview

Headquartered in London, United Kingdom, Gorilla is a global leader in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. With a presence across Asia Pacific, the United States, Europe, the Middle East and Latin America, Gorilla provides cutting-edge solutions to address the evolving needs of governments, enterprises and public service sectors.

Operating since 2001, Gorilla has been at the forefront of innovation in video analytics, pioneering the transition from analogue to digital video formats. Building on this foundation, we have developed transformative technologies that leverage Artificial Intelligence (AI), Deep Learning and Edge AI computing to deliver smarter, safer and more connected solutions.

Core Competencies and Offerings

Gorilla’s expertise lies in delivering solutions that drive efficiency, security and resilience across multiple verticals, including:

●	Government & Public Services

●	Manufacturing

●	Telecommunications

●	Retail

●	Transportation & Logistics

●	Healthcare

●	Education

Smart City Solutions

We seek to revolutionize urban operations by integrating intelligent video surveillance, facial recognition, license plate recognition and post-event analytics. These technologies empower municipalities to enhance efficiency, bolster security and improve the quality of life for residents.

Advanced Network and IoT Solutions

Our network intelligence and IoT solutions enable seamless connectivity and secure data transfer across devices. By harnessing AI-driven automation, we provide actionable insights for industries ranging from logistics to healthcare.

Security Convergence

Gorilla is a pioneer in integrating cybersecurity technologies with operational intelligence. Our solutions are designed to safeguard critical infrastructure and ensure compliance with stringent security standards.

Technology Backbone

Gorilla’s technologies are underpinned by proprietary machine learning and deep learning algorithms. These capabilities power our suite of solutions, enabling clients to:

●	Securely store, move and analyze data.

●	Leverage biometric authentication, account management and advanced device management.

●	Deploy business intelligence for operational excellence.

Our innovation extends to partnerships with industry-leading providers in cloud infrastructure, telecommunications, chipset manufacturing and storage solutions, ensuring comprehensive and scalable end-to-end offerings.

Revenue Streams

Gorilla generates revenue through a combination of hardware, software and service sales:

1.	Direct Sales: Tailored contracts with customers.

2.	Reseller and Distributor Agreements: Expanding reach through strategic partnerships.

Our business segments, Video IoT and Security Convergence, address the unique demands of diverse sectors. For more information, refer to the “Sales and Marketing” section below.

Impact and Vision

Gorilla’s commitment to innovation ensures that cities, businesses and communities are equipped to thrive in an increasingly complex world. By integrating AI, Edge Computing and IoT, we empower our clients to build smarter and more secure futures.

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

Recurring revenue from existing customers

Gorilla’s diverse base of customers represents a significant opportunity for further adoption of our broad product and service offerings. While we have seen an increase in the number of our large-scale customers, we believe that there is a substantial opportunity to expand the sale of our products and services among our existing customers. We plan to continue investing in our direct sales force to encourage increased sales among our existing customers.

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

Egypt Contract

On June 26, 2023, Gorilla entered into a Firm-Fixed Price Contract for building a secure governmental air-gapped network (the “Egypt Contract”) with the Government of the Arab Republic of Egypt (“GoE”). The Egypt Contract, which is denominated in Egyptian pounds (“EGP”), entitles Gorilla to receive approximately EGP 8.4 billion (the “Contract Price”), over a four-year term for delivery of certain goods and services to the GoE.

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

Gorilla’s performances under the Egypt Contract are secured by a bank guarantee of approximately 5% of the Contract Price, currently totaling EGP 400 million. This amount may increase in case of certain performance delays and will be returned upon contract completion and a 12-month warranty period.

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

Expansion of Gorilla’s Geographic Coverage and Customer Base / Acquiring New Customers

Gorilla Technology seeks to capitalize on its position as a leader in AI-driven Video Analytics, AI-driven IoT, Infrastructure and cybersecurity solutions to further expand its geographic reach and customer base. With a robust strategy targeting the United States, Latin America, the MENA region and Asia, Gorilla aims to penetrate untapped markets and enhance its presence in established regions. This expansion aligns with our vision of empowering businesses and governments through transformative technologies.

We believe there is a substantial opportunity to grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will hinge on the following key factors:

●	Scaling Sales and Marketing Teams: Recruiting and retaining high-performing sales and marketing professionals with expertise in targeted regions.

●	Strategic Market Entry: Identifying and prioritizing high-potential geographies and customer segments for tailored solutions.

●	Competitive Agility: Adapting to local market dynamics and ensuring Gorilla’s offerings remain superior in both value and innovation.

To achieve this, we are committed to expanding our direct sales force with a focus on engaging large enterprises, governments and key verticals across our target regions. While this ambitious plan carries risks, such as challenges in integrating new sales personnel or achieving optimal productivity within the desired time frame, we are confident that our structured approach to scaling will mitigate these challenges and drive significant growth.

Investing in Growth and Scaling Our Business

At Gorilla Technology, we are unwavering in our focus on long-term growth and revenue potential. We see immense market opportunities in AI, IoT, Infrastructure and cybersecurity, and are determined to leverage our expertise to establish a stronger foothold in both domestic and international markets.

To this end, we are committed to substantial investments across organizational functions to scale our operations effectively. This includes:

1.	Research and Development (R&D):

o	Expanding capabilities in edge AI, IoT and advanced analytics to meet the evolving demands of global markets.

o	Innovating new features and capabilities to maintain our position as a technology leader.

2.	Sales and Marketing:

o	Amplifying brand awareness through targeted campaigns and strategic partnerships.

o	Establishing dedicated sales teams to drive customer engagement and revenue generation in key geographies.

3.	Organizational Growth:

o	Strengthening operational capabilities to support large-scale deployments.

o	Building partnerships with regional leaders to facilitate efficient market entry.

Our growth strategy prioritizes market share expansion over short-term profitability. By focusing on scaling and innovation, we aim to seize the opportunities presented by an expansive and rapidly growing market. While these investments may impact immediate cash flow optimization, we are confident in their ability to deliver long-term shareholder value.

This relentless focus on scaling and innovation positions Gorilla Technology to redefine the landscape of AI and cybersecurity, setting the stage for sustainable and impactful growth.

Key Business Metrics

Gorilla monitors a number of key business metrics and measures on a regular basis in order to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. We believe that the most important of these measures include gross margin, operating margin, net income (loss) discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Overview

The results of certain key business metrics are as follows:

	Year Ended
	December 31
Items	2024	2023
	(dollars in thousands)
Revenue	$74,674	$64,695
Cost of revenue	(37,366)	(19,976)
Gross margin	37,308	44,719
Operating expense	(104,250)	(27,660)
Operating income (loss)	(66,942)	17,059
Operating income before restructuring costs [1], exchange loss from currency devaluation [2] and Fair value remeasurement of financial instruments [3]	18,364	11,008
Net income (loss) for the year	(64,795)	13,496
Net income before restructuring costs [1], exchange loss from currency devaluation [2] and Fair value remeasurement of financial instruments [3]	$20,511	$7,445

Basic earning (loss) per share (IFRS)	$(6.13)	$1.92
Basic earning (loss) per share (Non-IFRS)	$1.94	$1.06

Reconciliation of Operating income (Non-IFRS) to IFRS Operating income (loss)

	Year Ended
	December 31
Items	2024	2023
	(dollars in thousands)
Operating income (loss)	(66,942)	17,059
Add: Restructuring costs [1]	433	-
Add: Exchange loss from currency devaluation [2]	25,333	-
Add/(less): Fair value remeasurement of financial instruments [3]	59,540	(6,051)
Operating income before restructuring costs and exchange loss from currency devaluation	$18,364	$11,008

Reconciliation of Net Income (Non-IFRS) to IFRS Net income (loss)

	Year Ended
	December 31
Items	2024	2023
	(dollars in thousands)
Net income (loss) for the year	(64,795)	13,496
Add: Restructuring costs [1]	433	-
Add: Exchange loss from currency devaluation [2]	25,333	-
Add/(less): Fair value remeasurement of financial instruments [3]	59,540	(6,051)
Net income before restructuring costs [1], exchange loss from currency devaluation [2] and Fair value remeasurement of financial instruments [3]	$20,511	$7,445

Reconciliation of Basic earning per share (Non-IFRS) to IFRS Earning per share (loss)

	Year ended December 31, 2024
	Amount after tax in Thousands	Weighted average number of ordinary shares outstanding	Earnings/ (loss) per share
Basic earnings per share
Profit attributable to the parent before below items (Non-IFRS)	$20,511	10,565,835	$1.94
Less: Restructuring costs [1]	(433)
Less: Exchange loss from currency devaluation [2]	(25,333)
Less: Fair value remeasurement of financial instruments [3]	(59,540)
Basic loss per share
Loss attributable to the parent (IFRS)	$(64,795)	10,565,835	$(6.13)

	Year ended December 31, 2023
	Amount after tax in Thousands	Weighted average number of ordinary shares outstanding	Earnings/ (loss) per share
Basic earning per share
Profit attributable to the parent before below items (Non-IFRS)	$7,445	7,038,173	$1.06
Add: Fair value remeasurement of financial instruments [3]	6,051
Basic earning per share
Profit attributable to the parent (IFRS)	$13,496	7,038,173	$1.92

Notes:

1.	Restructuring costs – includes expenses related to organizational restructuring, including severance payments.

2.	Exchange loss from currency devaluation – is the devaluation of monetary assets denominated in the Egyptian pound arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

3.	Fair value remeasurement of financial instruments – includes notional non-cash impact of fair value remeasurement of convertible preference shares and warrants.

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

Gorilla expects increases in sales and marketing expenses with:

●	the establishment of sales support operations for AI manufacturer ecosystems in Taiwan, Indonesia, Thailand, Malaysia, Singapore, the United States, Europe and Egypt; and

●	enhancement of technical support for AI models to device manufacture, AI Appliances to distributors and system integrators, and AI SaaS to telecommunication and managing service providers in the United States, Europe, Middle East and Africa, Latin America, India and expand the local support in Australia, Thailand, Indonesia, Singapore, Malaysia, Vietnam, Egypt and Japan. Gorilla expects that our sales and marketing expenses will grow in absolute dollars as well as a percentage of its revenue over time as Gorilla grows its business.

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

Sales Pipeline

Gorilla defines its pipeline of potential contracts or other project engagements as comprising highly qualified leads and realistic contract opportunities—potential customers who have shown interest in our offerings, including projects where we have submitted bids or are in active negotiations. These opportunities are assessed based on factors such as customer budget availability, project timeline, and the stage of discussions.

Our pipeline reflects potential business opportunities; however, it is subject to risks such as changes in customer needs, budgets, competition, and project timelines, and may not necessarily result in future revenue.

Gorilla defines backlog as the revenues it expects to recognize under signed contracts, based on currently scheduled delivery timelines or specified contractual milestones. Backlog represents management’s estimates and is subject to change due to adjustments in project scope, timing of delivery, or other contractual modifications, as applicable.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this annual report. The following table sets forth Gorilla’s consolidated results of operations data for the years presented:

Year Ended December 31, 2024 Compared with to Year Ended December 31, 2023

The following table summarizes our historical results of operations for the years indicated:

	Year Ended December 31
	2024		2023
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Revenue	$74,674	100.0%	$64,695	100.0%	$9,979	15.4%
Cost of revenue	(37,366)	-50.0%	(19,976)	-30.9%	(17,390)	87.1%
Gross profit	37,308	50.0%	44,719	69.1%	(7,411)	-16.6%
Operating expense	(104,250)	-139.6%	(27,660)	-42.8%	(76,590)	276.9%
Operating income (loss)	(66,942)	-89.6%	17,059	26.4%	(84,001)	-492.4%
Financial income (expense), net	837	1.1%	(48)	-0.1%	885	1843.8%
Income (loss) for the year	$(64,795)	-86.8%	$13,496	20.9%	$(78,291)	-580.1%

Net Revenue

Net revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in net revenue are as follows:

	Year Ended December 31
	2024		2023
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$71,896	96.3%	$61,790	95.5%	$10,106	16.4%
Video IoT	2,778	3.7%	2,905	4.5%	(127)	-4.4%
Total	$74,674	100.0%	$64,695	100.0%	$9,979	15.4%

Our revenue increased by $9.98 Million or 15.4% for the year ended December 31, 2024 compared to approximately $42.29 million increase in December 2023. For segment disclosure, our revenues increased by $10.11 million or 16.4% in security convergence and marginal decline in Video IOT by $0.13 Million or drop of 4.4%. The primary reasons for the increase in the revenue from the security convergence segment are due to the Egypt Contract initiated in 2023, while the primary reasons for the decrease in the revenue from the Video IoT segment is our business focus shift to our security convergence segment since 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment. Such shift to our security convergence segment continued to grow in 2024.

Cost of Revenue

Cost of revenue by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in cost of revenue are as follows:

	Year Ended December 31
	2024		2023
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$35,583	49.5%	$18,228	29.5%	$17,355	95.2%
Video IoT	$1,783	64.2%	$1,748	60.2%	$35	2.0%
Total	$37,366	50.0%	$19,976	30.9%	$17,390	87.1%

Our cost of revenue increased by $17.39 million, or 87.1%, to $37.37 million for the year ended December 31, 2024, compared to $19.98 million for the year ended December 31, 2023. For segment disclosure, our cost of revenue increased by $17.36 million, or 95.2% in security convergence and increased by $0.04 million, or 2.0% in Video IoT for the year ended December 31, 2024, compared to the year ended December 31, 2023. The primary reason for the increase in the cost of revenue from the security convergence segment is the cost incurred for the Egypt Contract associated with the increase of revenue. As a percentage of revenue, cost of revenue of security convergence increased significantly comparing 2024 with 2023 which is primarily due to the fact that majority of 2023 revenue related to high margin technical service provided under the Egypt contract. In the Video IoT segment, the increase in cost of revenue was primarily due to higher software and service costs, despite an overall decline in revenue. Since 2021, we have been shifting our business focus toward the Security Convergence segment to pursue larger projects with higher gross margins while reducing our reliance on hardware infrastructure and services in the Video IoT segment. The changes in cost structures, as shown in the table above, reflect this strategic shift.

Gross Margin

Gross margin by segment, in dollars and as a percentage of total net revenue, and the year-over-year dollar and percentage change in gross margin are as follows:

	Year Ended December 31
	2024		2023
	Dollars in	Percentage of	Dollars in	Percentage of	Change	Change
	Thousands	Net Revenue	Thousands	Net Revenue	$	%
Security Convergence	$36,313	50.5%	$43,562	70.5%	$(7,249)	-16.6%
Video IoT	$995	35.8%	$1,157	39.8%	$(162)	-14.0%
Total	$37,308	50.0%	$44,719	69.1%	$(7,411)	-16.6%

Our gross margin decreased by $7.41 million to $37.31 million for the year ended December 31, 2024, compared to $44.72 million for the year ended December 31, 2023. As a percentage of net revenue, gross margin decreased by 16.6% to 50.0% for the year ended December 31, 2024.

For segment disclosure, as a percentage of net revenue, gross margin of our security convergence segment decreased 16.6% to 50.5% for the year ended December 31, 2024. The decrease in gross margin was primarily due to the fact that majority of 2023 revenue included high margin technical service provided under the Egypt contract.

As a percentage of net revenue, gross margin of our video IoT segment decreased 14.0% to 35.8% for the year ended December 31, 2024. The decrease in gross margin was primarily driven by lower revenues and higher operating expenses during the year ended December 31, 2024.

Operating Expenses

	Year Ended December 31
	2024	2023	Change	Change
	Dollars in Thousands		$	%
Research and development	$2,110	$3,702	$(1,592)	-43.0%
Sales and marketing	1,093	1,563	(470)	-30.1%
General and administrative	12,410	16,558	(4,148)	-25.1%
Expected credit losses	897	12,152	(11,255)	-92.6%
Other (income)	(119)	(282)	163	-58.0%
Other loss (gain), net	87,426	(6,033)	93,459	-1549.2%
Restructuring costs	433	-	433	100.0%
Total Operating expense	$104,250	$27,660	$76,590	276.9%

Research and Development

Research and development expenses decreased by $1.59 million, or -43.0%, to $2.11 million for the year ended December 31, 2024, compared to $3.70 million, for the year ended December 31, 2023. The decrease was primarily due to manpower that previously participated in R&D projects being transferred to the technical service and software customization work of the project for the GoE.

Sales and Marketing

Sales and marketing expenses decreased by $0.47 million, or -30.1%, to $1.09 million for the year ended December 31, 2024, compared to $1.56 million, for the year ended December 31, 2023. The decrease was primarily due to our focus on core projects and reduced marketing efforts in promoting our non-core products in 2024.

General and Administrative

General and administrative expenses decreased by $4.15 million, or 25.1%, to $12.41 million for the year ended December 31, 2024, compared to $16.56 million, for the year ended December 31, 2023. The decrease was primarily due to reduction in legal fees and the impact of previous years cost reduction plan to reduce workforce in order to cut down the personnel related expenses.

Expected Credit Loss

Expected credit loss was $0.90 million for the year ended December 31, 2024, compared to $12.15 million, for the year ended December 31, 2023. The decrease was due to full reserve of long past due receivable balance from selective customers in 2023.

Other Income

Other income decreased by $0.16 million or 58.0% to $0.12 million for the year ended December 31, 2024, compared to $0.28 million for the year ended December 31, 2023. The decrease was primarily due to gains on reversal of accounts and other payables recognized during the year ended December 31, 2023. While no such gains were recognized during the year ended December 31, 2024.

Other Loss (Gain), Net

We recorded Other loss, net of $87.4 million for the year ended December 31, 2024, compared to Other gain, net of $6.0 million for the year ended December 31, 2023. The net loss position was primarily due to a loss of $59.5 million recognized from fair valuation adjustments of financial liabilities measured at fair value through profit or loss during the year ended December 31, 2024, compared to a net gain of $6.0 million recognized during the year ended December 31, 2023. Losses also increased due to a devaluation loss of $25.3 million on monetary assets denominated in the Egyptian pound, arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024, recognized during the year ended December 31, 2024.

Financial Income (Expense), Net

	Year Ended December 31
	2024	2023	Change	Change
	Dollars in Thousands		$	%
Financial income (expense), net	$837	$(48)	$885	-1843.8%

Financial income (expense), net increased by $0.88 million, resulting in net financial income of $0.84 million for the year ended December 31, 2024, compared to net financial expense of ($0.05) million, for the year ended December 31, 2023. The increase in income was primarily driven by the interest income earned from bank deposits and financial assets measured at amortized costs.

Income Tax Benefit (Expense)

	Year Ended December 31
	2024	2023	Change	Change
	Dollars in Thousands		$	%
Income tax benefit (expenses)	$1,311	$(3,516)	$4,827	-137.3%

We recognized an Income tax benefit of $1.31 million for the year ended December 31, 2024, compared to income tax expense of $3.52 million for the year ended December 31, 2023. Tax benefit was primarily due to recognition of deferred tax assets on unrealized exchange losses related to Egypt contract unbilled receivables and previously unrecognized tax losses in NSGUARD Technology Inc., reflecting an improved outlook on future taxable profits.

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

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our consolidated financial statements included elsewhere in this annual report.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our capital requirements have primarily been for the short-term working capital required for the Egypt Contract, capital expenditures related to research and development, debt service, and operating expenses. The March 2024 EGP devaluation against USD has impacted and may continue to negatively impact our cash flow from operations in the next few years since the Egypt Contract is fixed price EGP while we incur project costs mainly in USD. Historically, we have generated negative cash flows from operations and have financed our operations through the borrowings under our credit facilities, equity contributions and payments received from our customers. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through capital markets (including through the Sales Agreement, as defined below) and future borrowings. To the extent we choose to seek additional financing in the future (whether for the Egypt Contract, development, acquisition opportunities as they arise or the refinancing of the financing facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt or equity financing from banks and the capital markets.

As of December 31, 2024 and 2023, we had cash and cash equivalents of $21.70 million and $5.31 million, respectively, and restricted cash and time deposits with maturities exceeding three months but less than one year of $15.77 million and $27.83 million, respectively. Unbilled receivables related to the Egypt Contract as of December 31, 2024 was $34.31 million which was expected to be converted to accounts receivable with anticipated progress payment from the GoE in the subsequent year. Our net working capital as of December 31, 2024 and 2023, was $51.36 million and $23.22 million, and increase in working capital was primarily due to higher cash and cash equivalents and unbilled receivables. As of December 31, 2024 and 2023, we had $10.67 million and $4.48 million, respectively, available for borrowings under our revolving loan facilities. As of December 31, 2024, our short-term bank borrowings was $15.07 million, while our long-term bank borrowings, including the current portion, amounted to $6.34 million. In February 2024, the Company successfully closed a $10 million preferred convertible financing, respectively. Additionally, the Company has access to capital markets for new equity and debt financing, to support its operational and new business liquidity needs.

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

After taking into the amount of anticipated cash from operations, cash and cash equivalent, time deposits recognized under restricted deposits and unused credit lines from bank loans, we anticipate raising cash or some other form of financing to meet our obligations on a timely basis for the next 12 months from the date our financial statements as of and for the year ended December 31, 2024 was authorized for issuance. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the prompt receipt of customer payment of the Egypt Contract, successful execution of our business plan, general economic conditions and working capital management.

The following table shows a summary of Gorilla’s cash flows for the years presented (dollars in thousands):

	Year Ended December 31
	2024	2023
Net cash used in operating activities	$(29,650)	$(9,429)
Net cash provided by (used in) investing activities	16,637	(38,694)
Net cash provided by financing activities	27,976	29,733
Effect of exchange rate changes	1,429	700
Net increase (decrease) in cash and cash equivalents	$16,392	$(17,690)

Capital Expenditures

Gorilla incurred $1.46 million and $3.82 million on capital expenditures for the years ended December 31, 2024 and 2023, respectively, on the acquisition of property and equipment as well as intangible assets. The acquired equipment and intangible assets are mainly for the purpose of research and development of new technology and services.

Operating Activities

Gorilla’s primary uses of cash from operating activities are personnel-related expenses, sales and marketing expenses, and overhead costs. Gorilla has generated negative cash flows and has supplemented working capital through proceeds from the issuance of ordinary shares, funds raised through Series B Preference Shares, and the exercise of private warrants during the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, net cash used in operating activities was approximately $(29.65) and $(9.43) million, respectively. The primary factors affecting operating cash flows between these years were an increase in unbilled receivables, accounts receivable collection efforts and timing of payments for the vendors.

Investing Activities

Cash provided by investing activities for the year ended December 31, 2024 was $16.64 million. The primary factors affecting the investing cash flows were proceeds from restricted cash balances related to Egypt contract performance guarantee and receipt of dividend from investment in financial assets. These inflows were partially offset by purchases of intangible assets, property and equipment, further investment in financial assets at fair value through profit or loss, and an increase in guarantee deposits.

Cash used in investing activities for the year ended December 31, 2023 was ($38.69) million. The primary factors affecting the investing cash flows were purchases of intangible asset, property and equipment, acquisition of restricted deposits, and increase in guarantee deposits. The significant portion was the investments in time deposits in a reserved account, considered restricted cash, and the purchase of intellectual property rights for video analytics technology including the patents and trademarks.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2024 was $27.98 million. The primary factors affecting the financing cash flows were proceeds from the issuance of ordinary shares, funds raised through Series B Preference Shares, and the exercise of Series A, B and C private warrants. These inflows were partially offset by net repayments of short-term and long-term borrowings and the repurchase of treasury shares.

Cash provided by financing activities for the year ended December 31, 2023 was $29.73 million. The primary factors affecting the financing cash flows were the proceeds from sales of Series A Preference Shares, exercise of public warrants and net proceeds from short-term borrowings for the purpose of supporting working capital needs. These inflows were partially offset by net repayments of long-term borrowings.

Credit Facilities

As of December 31, 2024, we had total unsecured and secured indebtedness of $21.42 million and unused credit facilities of $10.67 million. At December 31, 2024, we were in compliance with the covenants under our credit agreements and indentures.

For additional information regarding our debt and refinancing activities, see Note 16 (Short-term borrowings), Note 18 (Long-term borrowings) and Note 41 (Capital management) to the accompanying consolidated Financial Statements.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We have made significant investments in research and development, continuously refining our AI models, video analytics platforms, and security intelligence solutions. Our success in R&D is driven by our team of 44 highly skilled professionals as of December 31, 2024, of whom approximately:

●	80% hold advanced degrees (master’s or PhD) in fields such as ICT, Physics, or Mathematics, ensuring strong academic foundations.

●	73% have over 10 years of professional experience, bringing deep industry knowledge and expertise in specialized fields like AI, machine learning, video analytics, and cybersecurity.

Research and development expenses were $2.11 million in 2024 and $3.70 million in 2023 and accounted for 2.8% and 5.7% of our net revenue, respectively.

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

5.D. TREND INFORMATION

Please refer to Item 5. “Operating and Financial Review and Prospects – 5.A. Operating Results and 5.B. Liquidity and Capital Resources,” for a discussion of the most recent trends in our revenues and expenses by the end of fiscal 2024, including a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

5.E. CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with IFRS, as issued by the IASB. The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. For more information on critical accounting estimates, see to Note 4 to our consolidated financial statements included elsewhere in this annual report.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages, as of the date of this Annual Report:

Name	Age	Position
Jayesh “Jay” Chandan	51	Chief Executive Officer/ Chairman
Bruce Bower	43	Interim Chief Financial Officer
Dr. Rajesh “Raj” Natarajan	51	Chief Innovation Officer
Mohan Raj Kumar	50	Chief Delivery Officer
Dr. Evan Medeiros	53	Director
Rt. Hon. Ruth Kelly	56	Director
Gregg Walker	53	Director
Keith Levy	52	Director
Thomas Sennhauser	56	Director

Jayesh “Jay” Chandan was the Executive Chairman of the Board as of the date of the Closing, and he became Chairman and Chief Executive Officer of the Company in September 2022, following the concurrent retirement of Dr. Sih-Ping “Spincer” Koh, the founder of Gorilla. Since April 2021, Mr. Chandan has been the Chairman of Global SPAC Partners Co., a blank check company which completed a $168 million IPO in April 2021, and which announced in December 2021, its intention to merge with Gorilla. Since 2019, Mr. Chandan has been the Founder & Managing Partner of KASS Capital, an investment advisory firm that invests globally in the technology industry and provide alternative liquidity solutions to equity investors, debt holders, founders and management teams. Since 2017, Mr. Chandan has also been the Co-Founder and a Partner of Shackleton-Victoria, an investment firm where Mr. Chandan led the firm’s investment in FinLeap, a financial technology accelerator and incubator. Since 2014, Mr. Chandan has also been the Co-Founder and a Director of Mathern Ltd., an investment firm focused on investing in UK companies. From 2010 to 2012, Mr. Chandan was a Co-Founder and Partner at Cortis Capital LLP, a transformation and project management firm focused on global mergers & acquisitions, where he worked on the Minna Airport City, an urban regeneration project in Nigeria. From 2007 to 2008, Mr. Chandan served as the CEO of Invensis (UK) Ltd., a business process outsourcing company. From 2005 to 2007, Mr. Chandan served as Director of Business Development of EXLservice (UK) Ltd., a data analytics company that is now publicly traded on the Nasdaq with approximately $1.5 billion in revenues and approximately $8 billion in market cap. From 2004 to 2005, Mr. Chandan served as Director of Sales & Strategic Accounts at Exevo (UK) Ltd., a global market research & outsourcing firm that was later acquired by Copal Partners and is now part of Moody’s Corporation. From 1995 to 2004, Mr. Chandan served as the Co-Founder and Executive Director of NPL, an IT services business in Southeast Asia. Mr. Chandan serves as an Advisory Board Member of ConsolFreight LLC, a Fintech FreightTech ecosystem and as a board member of Global Edge Worldwide Fund, L.P., an investment firm. Mr. Chandan graduated from Madras University, India, with an Engineering Degree, majoring in Computer Sciences. We believe Mr. Chandan is well qualified to serve as a director of our company given his extensive investment and operational experience in emerging markets.

Bruce Bower has been serving as the Interim Chief Financial Officer of the Company since his appointment in August 2024. Since 2015, Bruce has invested in and worked primarily with startups and technology companies. He has helped companies with finance, strategy, and fundraising. His experience includes serving as CFO of SupportRoom, an AI-powered wellness software platform; acting as a director of Medefer, an A.I. platform that connects patients to specialist care across the United Kingdom; Chairman of Life & Soul Pictures, a film production company; and Advisor to Glassbox Media, Echobox and ConsolFreight. He has helped numerous companies with their finance and strategic plans, leading them to raise a cumulative £100 million in funding. Since 2019, Bruce has been an advisor to Impress, a tech-powered orthodontic chain in Europe. From 2021 to 2024, he was the Country Manager for the United Kingdom and Director of Operations, responsible for finances, operations and regulations in the United Kingdom. From 2019 to 2022, Bruce worked with Kass Capital and was an advisor to Global SPAC before its de-SPAC transaction. From 2009 to 2014, Bruce co-founded Verno Capital, an alternative investment firm focused on the markets of Russia and the former Soviet Union. There, he was a Portfolio Manager focused on the public equity markets and oversaw key client relationships in Europe. The funds where he was portfolio manager were ranked consistently in the top decile. From 2005 to 2009, he was an equity portfolio manager at Kazimir Partners, an emerging markets fund manager with offices in Moscow and London. The funds where he was portfolio manager were ranked consistently in the top decile. From 2003 to 2005, Bruce worked at Citigroup in London in the Fixed Income & F.X. division. Bruce graduated with honours from the University of Chicago with an A.B. in Economics and History. He also received an MSc from the London School of Economics.

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

Rt. Hon. Ruth Kelly has been a director since the closing of the Merger on July 13, 2022. Since March 2023, Ms. Kelly has been non-executive Chair of Water UK, a trade body representing water companies in England, Wales and Scotland. Since November 2021, Ms. Kelly has been non-executive Chair of Thames Freeport, a private-sector led, UK government sponsored regeneration initiative, north of the Thames Estuary. Since September 2020, Ms. Kelly has been a member of the Vatican’s Council for the Economy, which oversees the Holy See’s finances. Since April 2019, Ms. Kelly has also been a non-executive Director of Heathrow Airport and a member of the airport’s Audit and Finance committees. From April 2016 to March 2019, Ms. Kelly served as a non-executive director of the Financial Conduct Authority, the regulator of the conduct of financial services in the United Kingdom; throughout that time, she also served as Chair of the regulator’s Audit Committee and member of its Risk Committee. Between October 2011 and July 2017, Ms. Kelly was a non-executive director of National Grid, one of the world’s largest publicly listed utilities focused on transmission and distribution of electricity and gas across the United Kingdom and United States, serving on its finance, audit and nomination committees. From September 2015 to August 2019, Ms. Kelly served as Pro Vice Chancellor of St Mary’s University, Twickenham, London, overseeing the development, enterprise and research agendas. From May 2010-August 2015, Ms. Kelly worked as a Managing Director at HSBC Bank, during which time she became Global Head of Client Strategy in HSBC Global Asset Management, overseeing global marketing and managing global relationships across the banking group. From May 1997 to April 2010, Ms. Kelly was a UK politician, serving in various ministerial capacities including as Economic Secretary to the Treasury, Financial Secretary to the Treasury, Minister of State in the Cabinet Office, Secretary of State for Education, Secretary of State for Communities and Local Government and Secretary of State for Transport. From September 1994 to April 1997, Ms. Kelly worked as an economist at the Bank of England. From August 1990 to September 1994, Ms. Kelly was an economics journalist on The Guardian newspaper. In 1992, Ms. Kelly received a Master of Science from the London School of Economics. Ms. Kelly graduated from The Queen’s College, Oxford, in 1989 in Philosophy, Politics and Economics.

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

Keith Levy was appointed as a Director of the Company in July 2024. Mr. Levy is a venture capitalist and seasoned banker. His banking career spans over two decades. Mr. Levy has a wealth of experience in business building, risk management, innovation, thought leadership and regulatory matters. He has led trading and IT teams in building out novel trading and risk management enterprises across London, Switzerland, and the Americas. Most recently he was the head of Corporate Derivatives trading EMEA (Europe Middle East and Africa) for Bank of America. Mr. Levy joined Bank of America in 2019. In July of 2022, Mr. Levy joined the board of directors of JN Financial Group. JN Financial Group is a global banking and insurance enterprise with entities across the United Kingdom, the United States, Canada, and the Caribbean. As a member of such board, Mr. Levy’s focus is on risk management, capital allocation and innovation. Mr. Levy sits on the Risk Committee— and acts as a special advisor to the CEO for strategic acquisitions/ divestments. In April of 2022, Mr. Levy and a group of like-minded investors founded Visionario Venture Capital (“VVC”) with the mission to provide greater access to capital for both female and ethnic minority entrepreneurs. The fund focuses on fintech, healthcare technology and consumer products. VVC is a member of the Senior Advisory Board of Bank of America’s Global Breakthrough Labs Accelerator. In this capacity, Mr. Levy advises a global cohort of 35 fintech startups on growth strategies, capital raising, and platform development. He is a member of the Executive Leadership Council (ELC), an organization of the highest- ranked Black executives in leading global enterprises. In 2020 he was recognized by the ELC as the International Executive of the year. Mr. Levy started his banking career at Credit Suisse (CS) in 2000 and, in his last role at CS, was head of Structured Finance for EMEA. With a focus on trading, risk management, balance sheet/capital optimization and trading technology for his group, Mr. Levy managed 45 billion USD of the firm’s balance sheet. During his time at CS, Mr. Levy was twice awarded the Thought Leader and Culture Carrier award by the UK Executive Board. The award recognizes senior managing directors of the firm who exemplify values and leadership qualities of excellence. Mr. Levy holds a bachelor’s degree in physics from Harvard University, and dual master’s degrees in physics and in financial engineering from the University of Michigan.

Thomas Sennhauser was appointed as a Director of the Company in December 2024. Mr. Sennhauser is the Chief Technology Officer (CTO) and Business Lead for Networking and Communication at Intel Asia Pacific and Japan (APJ), based in Singapore. Since January 2020, Mr. Sennhauser has been responsible for driving technology architecture and supporting key stakeholders through digital transformation in areas such as 5G and next-generation communications. From June 2018 to December 2019, Mr. Sennhauser served as Regional Technical Director for Networking and Communication at Intel, overseeing operations across APJ and China. Prior to Intel, Mr. Sennhauser spent 18 years at Hewlett Packard Enterprise (HPE), holding several key leadership positions. From 2014 to 2017, he was CTO and General Manager of the Enterprise Group APJ, where he led strategic sales, portfolio management and innovation initiatives for the Communications, Media and Entertainment (CME) sector. He also established HPE’s Network Functions Virtualisation (NFV) and Software-Defined Networking (SDN) businesses in APJ, oversaw Internet of Things (IoT) operations and founded the NFV lab in Korea. Earlier in his career, Mr. Sennhauser held roles as Sales Specialist OSS APJ (2012-2014), where he managed pre-sales processes and solution differentiation, and Worldwide Principal Business Consultant (2004-2012), where he developed business models and methodologies for HPE’s telco consulting organization. He began his career as a Program Manager & Project Manager at Swisscom from 1996 to 2000. Mr. Sennhauser holds an Executive MBA in Business Engineering from the University of St. Gallen, Switzerland and a Master’s Degree in Software Engineering from Juventus Zurich.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

Aggregate Compensation of Office Holders

Aggregate Compensation

The aggregate compensation, including share-based compensation (which includes the estimated value of deferred RSU grants), provided to our executive officers and directors for the year ended December 31, 2024 was approximately $2.84 million (this amount includes salary, severance payments and share-based compensation paid to Daphne Huang, who departed from the position of Chief Financial Officer in August 2024). This amount does not include business travel, relocation, professional and business association dues and expenses paid on behalf of or reimbursed to our office holders, and other benefits commonly reimbursed or paid by companies in Taiwan or the United Kingdom.

Benefit Plans

We do not currently have any profit sharing plan or similar plans for the benefit of our executive officers, directors or employees. We have not accrued or set aside any amount to provide pension, retirement or similar benefits or expenses. We provide health insurance benefits to our executive officers. Certain of our subsidiaries are required by law to make contributions to defined contribution plans equal to specified percentages of each employee’s salary in accordance, with applicable local laws.

Equity Incentive Plan

On March 6, 2023, our Board of Directors approved and adopted, subject to shareholder approval, the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). The 2023 Plan became effective on March 6, 2023. The 2023 Plan was approved by our shareholders on July 12, 2023. Each RSU provides the recipient the right to acquire one ordinary share (or an equivalent cash amount) upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a restricted share unit award agreement.

The 2023 Plan contains the following features and terms:

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

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to share awards under the 2023 Plan will not exceed the sum of (i) 1,000,000 ordinary shares (as adjusted for share splits, share dividends, combinations, and the like, including the Reverse Split), plus (ii) an annual increase on the first day of each fiscal year, for a period of not more than ten years, beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) 5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (y) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.

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

Grants to Outside Directors. Pursuant to the terms of the 2023 Plan, the maximum number of ordinary shares subject to awards granted under the 2023 Plan during any calendar to any non-employee director as compensation for services as an outside director will not exceed seven hundred fifty thousand dollars ($750,000) in total value, or, in the calendar year in which the outside director is first appointed or elect to our Board of Directors, one million dollars ($1,000,000) in total value (calculating the value of any such awards based on the grant date fair value of such Awards for financial reporting purposes).

Administration. The 2023 Plan is administered by the compensation committee appointed by our Board of Directors, or by the Board of Directors acting as the compensation committee. Subject to the limitations set forth in the 2023 Plan, the compensation committee has the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also has the authority to determine the consideration and methodology of payment for awards. Subject to applicable law, the Board of Directors or compensation committee may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards and/or to determine the number of such awards to be received by such persons subject to a maximum total number of awards, to the extent applicable.

Repricing; Cancellation and Re-Grant of Share Awards. The compensation committee may modify outstanding awards under the 2023 Plan. Subject to the terms of the 2023 Plan, the compensation committee has the authority to cancel any outstanding share award in exchange for new share awards, including awards having the same or a different exercise price cash, or other consideration, without shareholder approval but with the consent of any adversely affected participant.

Share Options. A share option is the right to purchase a certain number of ordinary shares, at a certain exercise price, in the future. Under the 2023 Plan, ISOs and NSOs are granted pursuant to share option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a share option, within the terms and conditions of the 2023 Plan, provided that the exercise price of a share option generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. Options granted under the 2023 Plan vest at the rate specified by the compensation committee. No share options are outstanding or have been issued under the 2023 Plan.

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

Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our ordinary shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. A share appreciation right granted under the 2023 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2023 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our ordinary shares on the date of exercise over the exercise price, multiplied by (2) the number of ordinary shares with respect to which the share appreciation right is exercised. No share appreciation rights are outstanding or have been issued under the 2023 Plan.

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

Recoupment Policy

Effective as of November 24, 2023, we adopted incentive-based compensation recoupment policy that provides for the recoupment of excess incentive compensation paid to executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements in accordance with NASDAQ listing standards and Exchange Act Rule 10D-1. The policy applies to compensation that is granted, earned, or vested based in whole or in part upon the attainment of a financial reporting measure and provides for the reimbursement or forfeiture by the executive officer of the excess portion of the compensation received by the executive officers during the three preceding fiscal years.

Compensation of Non-Employee Directors

Employee directors do not receive any additional compensation with respect to service on our Board of Directors. We reimburse all of our non-employee directors for their reasonable and customary out-of-pocket expenses in connection with their attendance at Board and committee meetings. Each of our non-employee directors received compensation for their service on our Board of Directors in accordance with the terms of our non-employee director compensation policy.

In September 2024, we amended our non-employee director compensation policy effective as of July 13, 2024. Pursuant to our amended non-employee director compensation policy, each non-employee director is entitled to receive an annual cash of $75,000 (or $90,000 for the lead director), plus the following additional annual retainers for committee service:

Committee	Chair	Member
Compensation Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	10,000	7,500
Audit Committee	20,000	12,500

The non-employee director compensation policy also provides for the annual grant of RSUs (each, an “Annual Award”) under the 2023 Plan following July 13 of each year (which corresponds to the closing date of the transactions contemplated by the Business Combination Agreement) (the “Annual Grant Date”), with respect to a number of ordinary shares with a fair value equal to (i) $300,000 in the case of the lead director and (ii) $230,000 in the case of the other non-employee directors. The number of shares underlying each Annual Award will be equal to the fair value of the Annual Award divided by average per share closing price for the twenty (20)-day period ending on the trading day prior to the Annual Grant for the applicable year, rounded down to the nearest whole share. Non-employee directors who are elected to our Board of Directors after the Annual Grant date for the applicable year will receive a prorated Annual Award.

Except as otherwise approved by our Board of Directors, each Annual Award will become fully vested, subject to continued service as a director, on the earlier of the 12-month anniversary of the Annual Grant date, and the consummation of a change in control (as defined in the 2023 Plan).

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

The Board has two classes of directors: Class I and Class II. Pursuant to Gorilla’s amended and restated memorandum and articles of association, the Class I Directors stand appointed for a term expiring at the Company’s second annual general meeting, and the Class II directors stand appointed for a term expiring at the Company’s third annual general meeting. Jayesh Chandan, Keith Levy, and Thomas Sennhauser are Class I directors. Evan Medeiros, Gregg Walker and Ruth Kelly are Class II directors.

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

Nominating Committee

Gorilla’s nominating committee consists of Ruth Kelly, Gregg Walker, and Keith Levy, and it is responsible, among other things, for:

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

6.D. EMPLOYEES

As of December 31, 2024, we had 143 employees, of whom 131 were based in Asia, 6 were based in Africa, 5 were based in Europe, and 1 was based in the United States. Gorilla fosters a collaborative and inclusive work environment, ensuring strong employee engagement across its global operations. None of Gorilla’s employees are represented by labour unions or covered by collective bargaining agreements. Gorilla maintains positive employee relations, which have contributed to uninterrupted operations and a stable workforce.

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

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table reflects implementation of the Reverse Split (except as otherwise noted in the footnotes) and shows the beneficial ownership of ordinary shares as of April 20, 2025 by:

●	each person known by Gorilla to beneficially own more than 5% of the outstanding ordinary shares;

●	each of Gorilla named executive officers and directors; and

●	all of Gorilla named executive officers and directors as a group.

Unless otherwise indicated, Gorilla believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Such shareholders do not have voting rights which differ from the voting rights held by other holders of ordinary shares. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of April 20, 2025 through the exercise of any option, conversion or any other right. As of April 20, 2025, there were 20,222,242 ordinary shares issued and outstanding, not including 1,385,107 treasury shares held by the company. All figures give effect to the Reverse Split.

Unless otherwise noted, the business address of each beneficial owner is c/o Gorilla Technology Group Inc., Meridien House, 42 Upper Berkeley Street, Marble Arch, London, U. K. W1H 5QJ.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Named Executive Officers and Directors:
Evan Medeiros	9,995	*
Jayesh “Jay” Chandan, Chief Executive Officer and Chairman of the Board	204,769	1.0%
Gregg Walker	11,108	*
Ruth Kelly	13,095	*
Keith Levy	0	*
Thomas Sennhauser	0	*
Bruce Bower, Chief Financial Officer (1)	0	*
Dr. Rajesh “Raj” Natarajan, Chief Innovation Officer	75,541	*
Mohan Raj Kumar, Chief Delivery Officer	5,773	*
All executive officers and directors as a group (9 individuals)	320,281	1.6%
Five Percent or More Holders:
N/A

*	Less than 1%.

(1)	Mr. Bruce Bower joined Gorilla as the Interim Chief Financial Officer in August 2024.

7.B. RELATED PARTY TRANSACTIONS

Related Party Loans

On March 13, 2023, Gorilla entered into a loan and promissory agreement with Asteria Corporation. Pursuant to the agreement, Asteria Corporation agreed to provide a loan to Gorilla for the principal amount of $3,000,000 by subscribing to the promissory note issued by Gorilla. Gorilla drew down $3,000,000 under this loan with Asteria Corporation. The principal amount and accrued interest under the loan were paid off in April 2024.

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

Item 8: FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

We have appended our audited consolidated financial statements under Item 18. “Financial Statements” of this Annual Report.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

Item 9: THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants began trading on Nasdaq under the symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022. Global’s units, subunits and warrants were previously listed on the Nasdaq under the symbols “GLSPU,” “GLSPT,” and “GLSPW,” respectively. Global’s securities each commenced separate public trading on April 13, 2021. Global’s subunits and units automatically separated into the component securities upon consummation of the Merger and, as a result, no longer trade as a separate security. Upon the closing of the Merger, Global’s ordinary shares were converted into our ordinary shares, and Global’s warrants were converted into our warrants. On April 29, 2025, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $17.80 per ordinary share and $0.70 per warrant.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

Item 10: ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of 73,500,000 ordinary shares of a par value of US$0.001 each and 15,000,000 preference shares of a par value of US$0.0001.

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

Description of Series C Ordinary Share Purchase Warrants

Form. The Series C Warrants are governed by the provisions contained in the Series C Warrant.

Term. The Series C Warrants will expire on June 10, 2029.

Exercisability. The Series C Warrants are exercisable at any time after their issuance, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ordinary shares purchased upon such exercise. In the event there is no registration statement registering the ordinary shares underlying the Series C Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Series C Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the Series C Warrant. No fractional ordinary shares will be issued in connection with the exercise of a Series C Warrant.

Exercise Limitations. We may not effect the exercise of any Series C Warrants, and a holder will not be entitled or able to exercise any portion of any Series B Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series C Warrants.

Exercise Price. The exercise price per whole share of our ordinary shares issuable upon the exercise of the Series C Warrants is $5.90 per ordinary share. The exercise price of the Series C Warrants and the number of ordinary shares issuable upon exercise of the Series C Warrants are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Transferability. Subject to applicable laws, the Series C Warrants may be offered for sale, sold, transferred or assigned without our consent. The Series C Warrants will be held in definitive form by the purchasers. The ownership of the Series C Warrants and any transfers of the Series C Warrants will be registered in a warrant register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Series C Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Series C Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Series C Warrants will be entitled to receive upon exercise of the Series C Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series C Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Series C Warrants, and any additional consideration receivable as a result of such fundamental transaction, or, in certain cases, at such holder’s election, cash equal to the Black Scholes Value of the unexercised portion of the Series C Warrant.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Series C Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights or the rights to receive dividends, until the holder exercises the Series C Warrant.

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

The holders of Class A CVRs and Class B CVRs were provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of additional shares of Gorilla. Two types of valuation protection are offered: revenue protection, based on certain financial performance and reporting milestones for Gorilla; and price protection, based on Gorilla’s stock performance following the Closing.

2022 Price Protection

The Earnout Shares, as Price Protection Shares, would be forfeited by the Gorilla shareholders and Gorilla ordinary shares will be issued to the holders of Class A CVRs if the 20-day volume weighted average price (“VWAP”) of Gorilla’s ordinary shares is less than the Redemption Price, such price to be determined as of (i) the end of the third quarter of 2022, (ii) the end of the fourth quarter of 2022, (iii) upon Gorilla’s filing of its Form 20-F for the year ended December 31, 2022 with the SEC and (iv) if the share price of the Gorilla ordinary shares is below $5.00 for five consecutive trading days.

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

2023 Consolidated Margin and 2023 Annual Report Test

After giving effect to any forfeiture of Price Protection Shares in 2023, if Gorilla failed to maintain its gross margin compared to the gross margin from the prior year (the “Gross Margin Test”), the Gorilla shareholders would potentially forfeit any remaining 2023 Earnout Shares. Gorilla’s gross margin for the fiscal year 2023 was greater than its gross margin for the fiscal year 2022. Additionally, Gorilla’s failure to file a Form 20-F for fiscal year 2023 prior to March 31, 2024 (the “Annual Report Test”).

In April 2024, the SPAC Representative requested that the 2023 Earnout Shares be forfeited because the Annual Report Test was not satisfied. The Company Representative objected to the SPAC Representative’s request because the Company Representative contended that all of the tests relating to 2023 Earnout Shares needed to fail for forfeiture to be triggered, and the outcome of the Gross Margin Test was unknown. The SPAC Representative asserted it disagreed with the Company Representative’s interpretation of the Business Combination Agreement.

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

2023 Forfeitures

As of the filing of this Form 20-F, Gorilla passed the Gross Margin Test for 2023 Earnout Shares and failed all other tests that are used to evaluate whether the 2023 Earnout Shares will be forfeited to holders. Such failures may cause the 2023 Earnout Shares to be forfeited to holders of CVRs. Gorilla does not decide the amount of Earnout Shares, if any, to be distributed to CVR holders or Gorilla shareholders. Such power lies in the hands of the Company Representative and the SPAC Representative. Gorilla cannot predict with certainty the outcome of the process between such parties with respect to the distribution of Earnout Shares.

In May 2024, Gorilla’s CFO delivered a Revenue Earnout Statement supporting the forfeiture of no 2023 Earnout Shares. The Revenue Earnout Statement noted Gorilla passed the Gross Margin Test and asserted that the proviso “in the event that all of the tests set forth in Section 1.2(b)(vi) are not satisfied” preceded every provision which Gorilla had been able to identify which gave rise to forfeiture of 2023 Earnout Shares. Because the Gross Margin Test had been satisfied, Gorilla acknowledged that the condition that “all” of the tests “are not satisfied” had not been met. The SPAC Representative delivered a timely objection to this Revenue Earnout Statement. The SPAC Representative did not dispute that the Gross Margin Test had passed. Neither the Company Representative nor the SPAC Representative has requested that the matter be referred to an Independent Expert. As of the date of this Annual Report, the 2023 Earnout Shares remain in escrow.

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

In addition, summaries of additional material contracts not described elsewhere in this Annual Report are provided below:

Securities Purchase Agreements and Lock-up Agreements

On September 19, 2023, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of an aggregate of (a) 25,000 Series A Preference Shares, with such preferences, rights, and limitations as set forth in the Series A Certificate of Designation and (b) Series A Warrants to purchase 20,000,000, ordinary shares (or 2,000,000 reflective of the 10-to-1 reverse stock split effective April 15, 2024) of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 12 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series A Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $1.50 per ordinary share (or $15.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024). A holder of a Series A Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. As of the date hereof all Series A Convertible Preference Shares have been fully converted into ordinary shares, and all Series A Warrants have been fully exercised.

On February 14, 2024, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of an aggregate of (a) 10,000 Series B Preference Shares, with such preferences, rights, and limitations as set forth in the Series B Certificate of Designation and (b) Series B Warrants to purchase 8,250,000, ordinary shares (or 825,000 reflective of the 10-to-1 reverse stock split effective April 15, 2024) of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 24 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series B Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $1.50 per ordinary share (or $15.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024). A holder of a Series B Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. On June 10, 2024, the Company and the holders of Series B Warrants agreed to reduce the exercise price of the Series B Warrants to $5.90 per share. As of the date hereof, all Series B Convertible Preference Shares have been fully converted into ordinary shares, and all Series B Warrants have been fully exercised.

On June 6, 2024, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of Series C Warrants to purchase 2,142,858, ordinary shares of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 24 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series C Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $5.90 per ordinary share. A holder of a Series C Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. As of the date hereof, 600,000 Series C Warrants remain outstanding.

All outstanding convertible preference shares have been fully converted into ordinary shares, and the majority of the outstanding warrants have also been exercised and converted.

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

As of the date hereof, the Sales Agreement has been terminated.

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

The employment agreement provides for an annual base salary of £450,000. The employment agreement also provides for a one-time sign-on award of restricted share units with a value upon grant of $3,000,000 based upon a price of $10.19 per share (rounded down to the nearest whole share), provided Mr. Chandan is continuously employed through the date of grant. Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Mr. Chandan is also entitled to receive an annual award of restricted share units with a value upon grant of $2,500,000 based upon a price of $10.19 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Mr. Chandan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, both the one-time sign-on restricted share unit award and the annual restricted share unit awards will be fully vested on the date of grant.

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

Employment Agreement with Daphne Huang

On April 20, 2023, we entered into an employment agreement with Ms. Huang to memorialize the terms of her continued employment with us which commenced on July 14, 2022. The employment agreement had no fixed term and was terminable by either party at any time for any reason. Ms. Huang resigned on August 31, 2024.

Employment Agreement with Bruce Bower

On September 3, 2024, we entered into an employment agreement with Mr. Bower to memorialize the terms of his employment with us which commenced on September 1, 2024 (the “Effective Date”). The employment agreement has no fixed term and is terminable by either party following a minimum notice period as required by applicable law.

The employment agreement provides for an annual base salary of £240,000. Employment agreement also entitles him, subject to approval by the Board or the Compensation Committee and relevant policies, to receive an annual award of restricted share units with a value upon grant of $400,000 based upon a price of $2.87 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Mr. Bower must be continuously employed through the date of grant and each vesting date thereafter. If granted, one-forth of the annual restricted share unit awards will vest on the first anniversary of the grant date and each of the next three anniversaries of the grant date.

Under the employment agreement, upon termination of his employment by us without “cause” or Mr. Bower’s resignation for “good reason” (as such terms are defined in the employment agreement), and provided he signs and does not revoke our standard release of claims agreement, and complies with all applicable restrictive covenants and contractual obligations contained in the employment agreement, Mr. Bower will be eligible to receive a severance pay in the form of lump sum payment equal to six months’ base salary and final Compensation as defined in the employment agreement.

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

The employment agreement provides for an annual base salary of $350,000 and a one-time sign-on bonus of $200,000 payable in two installments, subject to applicable tax withholding. Dr. Natarajan was paid the first installment of his sign-on bonus in the amount of $100,000 on August 16, 2022 (the “First Sign-on Bonus”), and he will be paid the second installment in the amount of $100,000 on the first regularly scheduled payroll date following July 14, 2023. Dr. Natarajan will not be entitled to the second installment of the sign-on bonus if his employment is terminated prior to the payment of the second installment by the Company for “cause”, or he resigns without “good reason” (as such terms are defined in the employment agreement). Additionally, if the Company terminates his employment for “cause” or he resigns without “good reason”, in each case, at any time during the 12-month period following the applicable payment date of the sign-on bonus installment, Dr. Natarajan will be required to repay a prorated amount of the applicable sign-on bonus installment equal to (i) the amount of the applicable sign-on bonus installment multiplied by (ii) a fraction, the numerator of which is the number of days from the applicable payment date through the date of his termination of employment and the denominator of which is 365, less any applicable payroll deductions and tax withholding paid by him.

Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Dr. Natarajan is also entitled to receive an annual award of restricted share units with a value upon grant of $1,650,000 based upon a price of $10.19 per share (or $101.90 per share, after giving effect to the Reverse Split) (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Dr. Natarajan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, the annual restricted share unit awards will be fully vested on the date of grant.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyzes of our exposure to these risks, see note 42 to our audited consolidated financial statements included elsewhere in this annual report.

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

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

We may receive up to an aggregate of $110.2 million from the exercise of all of our public warrants issued and outstanding, assuming they are exercised in full for cash. If the warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. As of the date hereof, we may further receive up to an aggregate of $3.5 million from the exercise of all outstanding Series C Warrants, assuming they are exercised in full for cash. If the Series C Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises.

We have used, and we expect to continue to use, the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

There is no assurance that the holders of the warrants will elect to exercise any or all of them. The exercise price of our public warrants is $115.00 per share, subject to adjustment. The exercise price of the Series C Warrants is $5.90 per share, subject to adjustment. We believe that the likelihood of warrant holders exercising their warrants, as well as the corresponding cash proceeds we would receive, depends on the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of April 29, 2025, the closing price of our ordinary shares was $17.80 per share.

Item 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Management is responsible for establishing and maintaining adequate internal control over the Company. Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on the results of this assessment and those criteria, management concluded that we maintained effective internal control over financial reporting as of December 31, 2024.

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

Remediation of previously reported material weaknesses

We previously reported the existence of a material weaknesses in internal control over financial reporting for the year ended December 31, 2023, related to the following:

(i)	a lack of sufficient professionals with the appropriate level of accounting and regulatory knowledge, training, and experience necessary to properly analyze, record, and disclose accounting matters in a timely and accurate manner, particularly with respect to Gorilla’s financial reporting processes and internal control framework; and

(ii)	insufficient policies and procedures for the evaluation of significant complex transactions and for the review and oversight of certain general ledger accounts.

During the year ended December 31, 2024, our management implemented the below remediation measures to address the previously identified material weaknesses and strengthen our internal control over financial reporting:

●	Hired multiple additional qualified personnels with the appropriate level of accounting and regulatory knowledge, training, and experience to enhance the depth and capability of our finance and accounting team. This included individuals with extensive expertise in large multinationals in SEC reporting, technical accounting, and IFRS. Most of our finance team members have undergone special external trainings on IFRS and implementation in 2024. We also strengthened our internal training programs to improve our team’s competency in IFRS and internal controls.

●	We engaged leading firm of Internal Control experts and process specialists to conduct detailed process walkthroughs of each key processes, develop risk control matrices, assist with the development of testing templates for internal control compliance, and support the evaluation of controls as of December 31, 2024. We also provided training to our employees in internal control compliance to strengthen their understanding of control processes and ensure adherence to regulatory requirements. Established formalized policies and procedures for the evaluation of significant and complex transactions to ensure timely and accurate accounting conclusions.

●	Improved oversight and review controls over key general ledger accounts, including implementation of standardized reconciliation and approval workflows.

●	Updated our policies and procedures for the evaluation of significant and complex transactions to ensure timely and accurate accounting conclusions.

As of December 31, 2024, we have implemented the remediation measures described above and have validated the operating effectiveness of our internal controls. Consequently, the material weaknesses previously identified in the Company’s internal control over financial reporting have been remediated.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), except implementation of the remediation measures explained above, during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Marcum Asia CPAs, LLP served as our independent auditor for the fiscal years ended December 31, 2024 and 2023. PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal year ended December 31, 2022. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

Fees - Marcum Asia CPAs, LLP

	Year Ended
	December 31
Items	2024	2023
	(dollars in thousands)
Audit Fees (1)	$714	$500
Audit Related Fees	18	6
Tax Fees (2)	-	-
All Other Fees	-	-
Total	$732	$506

Fees - PricewaterhouseCoopers, Taiwan

	Year Ended
	December 31
Items	2024	2023
	(dollars in thousands)
Audit Fees (1)	$-	$-
Audit Related Fees	-	275
Tax Fees (2)	-	29
All Other Fees	-	-
Total	$-	$304

(1):	“Audit Fee” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal external accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2):	“Tax Fees” represents the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external accountants for tax compliance and transfer pricing services.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Table below sets forth the details of shares repurchased during the year ended December 31, 2024:

Period	Total Number of Ordinary Shares Purchased (1)	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet be Purchased under the Plans or Programs
January 1 – January 31	—	—	—	—
February 1 – February 28	—	—	—	—
March 1 – March 31	—	—	—	—
April 1 – April 30	—	—	—	—
May 1 – May 31	—	—	—	—
June 1 – June 30	—	—	—	—
July 1 – July 31	—	—	—	—
August 1 – August 31	—	—	—	—
September 1 – September 30	1,103,618	$3.286	1,103,618	$2,373,511.26
October 1 – October 31	—	—	—	—
November 1 – November 30	—	—	—	—
December 1 – December 31	—	—	—	—
Total	—	—	—	—

(1)

On September 12, 2024, our board of directors authorized the repurchase of up to $6 million worth of ordinary shares under a share buyback program. The amount authorized under the program was subsequently increased to up to $10 million. Under this program, we entered into several privately negotiated transactions with existing shareholders to repurchase more than 1.1 million of our ordinary shares.

Repurchased shares are recorded as treasury shares and are held until our board of directors designates that these shares be retired or used for other purposes.

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

Item 16K. CYBERSECURITY

We maintain a comprehensive information and cybersecurity and data privacy program to safeguard the security, confidentiality, integrity, availability and protection of the Company’s and our clients’ information. We aim to continually strengthen our cybersecurity posture and protocols. We have invested in people, processes and technology intended to protect information throughout the business life cycle and to manage cybersecurity risk. As information technology and hacking capabilities evolve rapidly, protecting the Company’s and our clients’ data has become increasingly challenging. We provide no assurance that the policies and procedures outlined below will be properly followed in every instance or that they will be effective in safeguarding against every possible cybersecurity threat.

We describe how cybersecurity threats are likely to materially affect our business, results of operations, and financial conditions in Item 3. “Key Information – 3.D. Risk Factors – If any of the systems of any third parties upon which we rely, our customers’ cloud or on-premises environments, or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and operations and maintenance services may be harmed, and we may lose business and incur losses or liabilities” is hereby incorporated by reference. In addition, members of our board and management assist in the oversight of cybersecurity matters, drawing from including certain experience described in Item 6.A. “Directors and Senior Management”.

Cybersecurity Strategy and Risk Management

Our cybersecurity strategy is founded on policies, processes and practices that are integrated into our overall risk management system. These policies, processes and practices are aimed at building a cyber-resilient organization by implementing and operationalizing cybersecurity capabilities to identify, protect, detect, respond and recover from cybersecurity threats and incidents and are guided by relevant regulatory and governance bodies, including but not limited to the Cyber Security Framework of the National Institute of Standards and Technology. We have undertaken measures to comply with privacy laws and regulations relevant to our services. These security capabilities are designed to mitigate material vulnerabilities and the impact of cyber incidents. We regularly conduct cybersecurity and other risk assessments and compliance audits both internally and through third party auditors that we independently engage or that we engage in connection with our certification to certain international standards, such as the ISO 27001:2022 standard for information security management systems, ISO 27701:2019 standard for privacy information management, among others. We also regularly assess and deploy technical safeguards and conduct vulnerability assessment and penetration testing of our technology environment independently and through third parties. We use the outcome of these assessments to align our cybersecurity program and technical safeguards with the evolving cybersecurity threat landscape and adjust and augment our security controls environment as required. We have implemented a program to manage the information risks associated with the ICT products and services supply chain, particularly those emerging from our supplier and partner ecosystem. There are processes in place to restrict and provide need-based access to sensitive or confidential data for third parties. We conduct periodic evaluations of key suppliers and partners for ongoing monitoring of the risk environment.

Incident Response and Recovery Planning

While processes are in place to minimize the occurrence of a successful cyberattack, we have institutionalized detailed incident response procedures to address a cyber threat that may occur despite these safeguards. The response procedures are designed to identify, analyze, isolate and contain, remediate, and, if applicable, report any such material cyber incidents that occur. We are not only committed to reducing the probability of successful cyberattacks but also to minimizing the potential impact of cyber incidents. During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Training and Awareness

We maintain a comprehensive information and cybersecurity awareness and training program for all employees and contracted resources. This includes mandatory annual information security and privacy information protection training, periodic simulations such as social engineering drill, regular communications on relevant topics and policies related to data privacy, phishing, email security best practices, among others. We provide specialized security training for certain roles with access to sensitive data, including human resources or employees who regularly handle personal or sensitive information.

Governance (Management Oversight and Engagement with the Board of Directors)

We are actively working to establish a robust, revised and comprehensive reporting framework to ensure the board receives regular updates on our cybersecurity program, including risk assessments, policy implementation, incident response preparedness, mitigation plans, reporting and decision-making hierarchy, and strategic initiatives. While periodic reporting is not yet in place, with the goal to ensure compliance with cybersecurity reporting requirements in applicable jurisdictions, we are committed to implementing effective and resilient measures and process for cybersecurity reporting during 2025.

PART III

Item 17: FINANCIAL STATEMENTS

Please see Item 18. “Financial Statements” for our consolidated financial statements, which are appended to this Annual Report.

Item 18: FINANCIAL STATEMENTS

Please refer to our consolidated financial statements filed as part of this Annual Report beginning on page F-1.

Item 19: EXHIBITS

See exhibit index incorporated herein by reference.

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Gorilla (incorporated by reference to Exhibit 3.1 of Gorilla’s Form F-1 (File No. 333-267838) filed with the SEC on March 28, 2023).

1.2	Notice of resolutions dated April 10, 2024 effecting a share consolidation of Gorilla’s ordinary shares.

1.3	Notice of resolutions dated April 22, 2024 effecting an increase in the authorized capital of Gorilla.

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

2.2	Warrant Agreement, dated as of April 8, 2021, between Continental Stock Transfer & Trust Company and Global (incorporated by reference to Exhibit 4.1 of Global’s Form 8-K filed with the SEC on April 14, 2021).

2.3	Specimen Ordinary Share Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.6 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.4	Specimen Warrant Certificate of Gorilla Technology Group Inc. (incorporated by reference to Exhibit 4.7 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

2.5	Form of Contingent Value Rights Agreement, by and among Gorilla, Global, Global SPAC Sponsors LLC, in the capacity as Gorilla Representative, Tomoyuki Nii in the capacity as Gorilla Representative, and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.6	Form of Assignment, Assumption and Amendment to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, Gorilla and Global (incorporated by reference to Exhibit 10.3 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022)).

2.7	Form of Amended and Restated Subscription Agreement, dated as of May 18, 2022, by and among Global, Gorilla and the investors named therein (incorporated by reference to Exhibit 10.1 of Gorilla’s Form 6-K filed with the SEC on July 19, 2022).

2.8	Form of Securities Purchase Agreement, dated February 14, 2024 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on February 20, 2024).

2.9	Form of Series B Warrant (included in Exhibit 2.8).

2.10	Series B Certificate of Designation, dated February 14, 2024 (incorporated by reference to Exhibit 99.2 of Gorilla’s Form 6-K filed with the SEC on February 20, 2024).

2.11	Form of Indenture relating to debt securities (incorporated by reference to Exhibit 4.10 of Gorilla’s Registration Statement on Form F-3 (File No. 333-274053) filed with the SEC on August 17, 2023).

2.12	Form of Securities Purchase Agreement, dated June 6, 2024 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on June 7, 2024).

2.13	Form of Series C Warrant (included in Exhibit 2.12).

4.1*	Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global, Gorilla, Global SPAC Sponsors LLC, as SPAC Representative, Tomoyuki Nii as Company Representative and Merger Sub (incorporated by reference to Exhibit 2.1 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.2	Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.2 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.3	Amended and Restated Non-Employee Director Compensation Policy.

4.4	Employment Agreement, effective as of April 22, 2023, by and between the Registrant and Jayesh Chandan (incorporated by reference to Exhibit 4.7 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.5	Employment Agreement, effective as of April 20, 2023, by and between the Registrant and Rajesh Natarajan (incorporated by reference to Exhibit 4.8 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.10 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.7	Form of Lock-Up Agreement (included in Exhibit 2.8).

4.8	Form of Lock-Up Agreement (included in Exhibit 2.12).

8.1	List of subsidiaries of Gorilla.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

11.2	Insider Trading and Communications Policy (incorporated by reference to Exhibit 11.2 of Gorilla’s Form 20-F filed with the SEC on May 15, 2024).

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

97.1	Recoupment Policy (incorporated by reference to Exhibit 97.1 of Gorilla’s Form 20-F filed with the SEC on May 15, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	The schedules and exhibits to this agreement have been omitted pursuant to Instructions as to Exhibits to Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GORILLA TECHNOLOGY GROUP INC.

By:	/s/ Jayesh Chandan
Jayesh Chandan
Chief Executive Officer

By:	/s/ Bruce Bower
Bruce Bower
Interim Chief Financial Officer

Date: April 30, 2025

GORILLA TECHNOLOGY GROUP INC.

AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

December 31, 2024, 2023 AND 2022

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gorilla Technology Group Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also audited adjustments to the 2022 financial statements to retroactively effect the share consolidation as described in Note 24. In our opinion, such adjustments are appropriate and have been properly applied. Other than the adjustments, we were not engaged to audit, review, or apply any procedures to the Company’s 2022 financial statements and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

April 30, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive income (loss), of changes in equity and of cash flows of Gorilla Technology Group Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 24. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note 24, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2022 consolidated financial statements before the effects of the adjustments discussed in Note 24 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the reverse stock split described in Note 24 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(Expressed in United States dollars)

Items	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	5	$21,699,202	$5,306,857
Financial assets at fair value through profit or loss – current	6	1,000	995,101
Restricted deposits – current	7 and 38	15,773,099	27,827,915
Unbilled receivables (Contract assets)	26	34,306,195	34,213,379
Accounts receivable, net	8	25,670,157	1,448,202
Inventories	9	5,199	23,116
Prepayments – current	10	28,632,212	7,445,195
Other receivables, net	11	432,696	107,228
Other current assets		151,816	170,461
Total current assets		126,671,576	77,537,454

Non-current assets
Restricted deposits - non-current	7 and 38	-	13,643,000
Property and equipment	12 and 38	14,939,143	15,878,965
Right-of-use assets	13	505,345	53,036
Intangible assets	14	2,931,661	5,869,512
Deferred income tax assets	33	6,938,213	970,201
Prepayments - non-current	10	315,304	451,580
Other non-current assets	15	1,494,740	1,034,000
Total non-current assets		27,124,406	37,900,294
Total assets		$153,795,982	$115,437,748

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(Expressed in United States dollars)

Items	Notes	December 31, 2024	December 31, 2023
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	16 and 37	$15,073,458	$16,449,110
Contract liabilities	26	273,227	107,603
Notes payable		-	603
Accounts payable		26,039,076	11,045,758
Other payables	17	2,451,135	6,080,563
Provisions – current	21	37,673	68,510
Lease liabilities – current	42c)	210,448	30,327
Current income tax liabilities		9,028,829	4,638,131
Warrant liabilities	22	20,082,272	6,221,482
Convertible preference shares liabilities	23	-	7,767,238
Long-term borrowings, current portion	18 and 37	1,972,371	1,817,873
Other current liabilities, others		142,796	89,614
Total current liabilities		75,311,285	54,316,812
Non-current liabilities
Long-term borrowings	18 and 37	4,372,188	6,822,438
Provisions - non-current	21	22,013	63,947
Deferred income tax liabilities	33	42,897	59,807
Lease liabilities - non-current	42c)	579,699	23,011
Guarantee deposits received		364,047	-
Total non-current liabilities		5,380,844	6,969,203
Total liabilities		80,692,129	61,286,015
Equity
Equity attributable to owners of parent
Share capital	24
Ordinary share		19,443	7,846
Capital surplus
Capital surplus		254,585,267	166,168,318
Retained earnings	25
Accumulated deficit		(148,238,729)	(83,399,309)
Other equity interest
Financial statements translation differences of foreign operations		(55,500)	955,018
Treasury shares	24	(33,206,628)	(29,580,140)
Equity attributable to owners of the parent		73,103,853	54,151,733
Total equity		73,103,853	54,151,733
Significant contingent liabilities and unrecognized contract commitments	39
Total liabilities and equity		$153,795,982	$115,437,748

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in United States dollars)

		Years ended December 31
Items	Notes	2024	2023	2022
Revenue	26	$74,674,030	$64,694,991	$22,408,808
Cost of revenue	9, 31 and 32	(37,365,807)	(19,976,149)	(14,071,902)
Gross profit		37,308,223	44,718,842	8,336,906
Operating expenses:	31, 32 and 37
Selling and marketing expenses		(1,092,977)	(1,562,837)	(3,644,316)
General and administrative expenses		(12,410,485)	(16,558,226)	(9,191,505)
Research and development expenses		(2,110,195)	(3,701,796)	(14,110,408)
Expected credit losses		(897,170)	(12,153,098)	-
Other income	27	119,002	283,555	983,932
Other gains (losses), net	28	(87,425,799)	6,032,819	1,222,885
Restructuring costs*		(432,774)	-	-
Share listing expenses	31	-	-	(70,104,989)
Total operating expenses		(104,250,398)	(27,659,583)	(94,844,401)
Operating income (loss)		(66,942,175)	17,059,259	(86,507,495)
Non-operating income and expenses
Interest income	29	1,569,253	770,410	235,912
Finance costs	30 and 37	(732,508)	(818,065)	(835,273)
Total non-operating income (expenses)		836,745	(47,655)	(599,361)
Profit (loss) before income tax		(66,105,430)	17,011,604	(87,106,856)
Income tax (expense) benefit	33	1,310,814	(3,515,990)	(430,368)
Profit (loss) for the year		(64,794,616)	13,495,614	(87,537,224)
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	19	(44,804)	89,457	7,409
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,010,518)	584,840	(1,672,040)
Other comprehensive income (loss) for the year, net of tax		(1,055,322)	674,297	(1,664,631)
Total comprehensive income (loss) for the year		$(65,849,938)	$14,169,911	$(89,201,855)

Earning (loss) per share
Basic earning (loss) per share	34	$(6.13)	$1.92	$(17.83)
Diluted earning (loss) per share	34	$(6.13)	$1.64	$(17.83)
Weighted average shares of ordinary shares outstanding
Basic**		10,565,835	7,038,173	4,908,558
Diluted**		10,565,835	7,558,479	4,908,558

*	Restructuring costs – includes expenses related to organizational restructuring, including severance payments.

**	Shares outstanding in the prior periods have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transaction	Employee share options	Restricted share units	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2024
Balance at January 1, 2024		$7,846	$-	$-	$165,228,386	$-	$764,333	$175,599	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733
Loss for the year		-	-	-	-	-	-	-	(64,794,616)	-	-	(64,794,616)
Other comprehensive loss		-	-	-	-	-	-	-	(44,804)	(1,010,518)	-	(1,055,322)
Total comprehensive loss for the year		-	-	-	-	-	-	-	(64,839,420)	(1,010,518)	-	(65,849,938)

Treasury stocks buyback		-	-	-	-	-	-	-	-	-	(3,626,488)	(3,626,488)
Share-based payment for professional services & acquisition of intangible asset	20 and 24	134	-	-	749,438	-	-	-	-	-	-	749,572
Exercise of convertible preference shares	23	7,031	-	-	39,458,058	-	-	-	-	-	-	39,465,089
Issuance of restricted share units	24	70	-	-	342,531	-	-	(140,693)	-	-	-	201,908
Issuance of ordinary shares	24	2,143	-	-	11,287,862	-	-	-	-	-	-	11,290,005
Exercise of warrants	24	2,219	-	-	36,719,753	-	-	-	-	-	-	36,721,972
Balance at December 31, 2024		$19,443	$-	$-	$253,786,028	$-	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transaction	Employee share options	Restricted share units	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2023
Balance at January 1, 2023		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183
Profit for the year		-	-	-	-	-	-	-	13,495,614	-	-	13,495,614
Other comprehensive income		-	-	-	-	-	-	-	89,457	584,840	-	674,297
Total comprehensive income for the year		-	-	-	-	-	-	-	13,585,071	584,840	-	14,169,911
Expiration of share options		-	-	-	881,689	-	(881,689)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	203,676	-	-	-	-	203,676
Share-based payment for professional services	20	13	-	-	695,662	-	-	-	-	-	-	695,675
Exercise of convertible preference shares	23	560	-	-	5,214,402	-	-	-	-	-	-	5,214,962
Issuance of restricted share units	24	99	-	-	697,802	-	-	175,599	-	-	-	873,500
Exercise of warrants	24	38	-	-	4,450,788	-	-	-	-	-	-	4,450,826
Balance at December 31, 2023		$7,846	$-	$-	$165,228,386	$-	$764,333	$175,599	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transaction	Employee share options	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2022
Balance at January 1, 2022		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103
Loss for the year		-	-	-	-	-	-	-	(87,537,224)	-	-	(87,537,224)
Other comprehensive loss		-	-	-	-	-	-	-	7,409	(1,672,040)	-	(1,664,631)
Total comprehensive loss for the year		-	-	-	-	-	-	-	(87,529,815)	(1,672,040)	-	(89,201,855)
Issuance of ordinary shares		6,000	-	(33,720)	26,470	-	-	-	-	-	-	(1,250)
Expiration of share options		-	-	-	179,392	-	(179,392)	-	-	-	-	-
Employee share option plans	20	-	-	-	-	-	346,122	-	-	-	-	346,122
Conversion of preference shares to ordinary shares	24	6,627,412	(5,813,247)	-	37,789,462	-	-	(38,603,627)	-	-	-	-
Capital recapitalization		(12,812,331)	-	-	12,812,331	-	-	-	-	-	-	-
Capital reorganization		949	-	-	101,268,486	(937,376)	-	-	-	-	-	100,332,059
Cancellation of ordinary shares		(6,000)	-	-	(4,600)	-	-	-	-	-	-	(10,600)
Cancellation of treasury shares		-	(31,645)	-	-	1,645	-	-	-	-	30,000	-
Exercise of warrants		6	-	-	729,738	-	-	-	-	-	-	729,744
Purchase of treasury shares	37	-	-	-	-	-	-	-	-	-	(29,580,140)	(29,580,140)
Balance at December 31, 2022		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

(Expressed in United States dollars)

		Year ended December 31
	Notes	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$(66,105,430)	$17,011,604	$(87,106,856)
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	31	897,170	12,153,098	-
Depreciation expenses	12, 13 and 31	574,121	522,963	5,938,167
Amortization expenses	14 and 31	821,201	726,031	1,687,618
(Gain) loss on disposal of property and equipment	28	(656)	94	70,698
Loss on lease modification	28	-	-	48,488
Share listing expenses	31	-	-	70,104,989
Share-based payment expenses	20 and 24	749,572	695,675	-
Share-based compensation expenses	20	201,908	203,676	346,122
Interest expense	30	732,508	818,065	835,273
Interest income	29	(1,569,253)	(770,410)	(235,912)
Unrealized exchange loss	28	22,397,898	-	-
Gains on reversal of accounts and other payables	27	-	(263,237)	(960,564)
Loss on disposal of subsidiaries	28	-	-	69,335
(Gain) loss on financial liabilities at fair value through profit or loss	22 and 23	59,540,069	(6,050,777)	(437,319)
Loss on financial assets at fair value through profit or loss	6 and 28	46,146	78,128	32,311
Changes in operating assets and liabilities
Changes in operating assets
Unbilled receivables (Contract assets)		(68,321,552)	(33,487,938)	914,452
Accounts receivable, net		25,548,022	962,163	3,580,932
Inventories		17,917	45,513	83,598
Prepayments		(21,002,839)	(6,017,351)	(1,245,559)
Other receivables		(200,520)	91,993	(628,687)
Other current assets		18,645	(162,359)	(55,832)
Other non-current assets		420,317	(158)	55,361
Changes in operating liabilities
Contract liabilities		165,624	49,128	38,281
Notes payable		(564)	-	(66)
Accounts payable		14,993,318	4,629,441	(1,378,916)
Other payables		(344,114)	(645,270)	9,129
Provisions		(72,771)	(17,069)	(108,794)
Other current and non-current liabilities		417,229	(62,759)	23,017
Cash outflow generated from operations		(30,076,034)	(9,489,756)	(8,320,734)
Interest received		1,450,168	751,998	235,912
Interest paid		(958,123)	(668,540)	(686,841)
Tax paid		(65,993)	(22,621)	(2,174)
Net cash used in operating activities		(29,649,982)	(9,428,919)	(8,773,837)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	6	(588,600)	-	(1,105,540)
Dividend distribution from financial assets at fair value through profit or loss	6	1,536,555	-	-
Acquisition of property and equipment	35	(542,559)	(297,357)	(2,935,249)
Proceeds from disposal of property and equipment		1,650	6,122	-
Acquisition of intangible assets	35	(913,313)	(3,517,971)	(73,093)
Disposal in financial assets at amortized cost		18,068,962	-	2,187,890
Investment in restricted deposits		-	(34,599,728)	-
(Increase) decrease in guarantee deposits		(925,861)	(285,314)	368
Net cash flows from (used in) investing activities		16,636,834	(38,694,248)	(1,925,624)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

(Expressed in United States dollars)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	36	10,259,577	28,050,769	12,492,935
Repayments of short-term borrowings	36	(7,737,059)	(25,205,710)	(20,089,523)
Proceeds from long-term borrowings	36	-	1,561,723	3,447,526
Repayments of long-term borrowings	36	(1,775,257)	(3,193,619)	(4,899,022)
Principal repayment of lease liabilities	36	(175,653)	(16,344)	(90,549)
Repayments of loan from shareholders	16 and 36	(3,000,000)	-	-
Buyback of treasury stocks	24	(3,626,488)	-	-
Payment of transaction cost		-	-	(292,416)
Proceeds from capital reorganization	31	-	-	32,324,004
Exercise of public warrants	22	-	4,372,875	714,230
Proceeds from preferred shares and private warrants	22 and 23	22,740,625	23,290,000	-
Exercise of restricted share units		-	873,500	-
Proceeds from issuance ordinary share		11,290,005	-	-
Net cash flows from financing activities		27,975,750	29,733,194	23,607,185
Effect of foreign exchange rate changes		1,429,743	700,453	143,905
Net increase (decrease) in cash and cash equivalents		16,392,345	(17,689,520)	13,051,629
Cash and cash equivalents at beginning of year	5	5,306,857	22,996,377	9,944,748
Cash and cash equivalents at end of year	5	$21,699,202	$5,306,857	$22,996,377

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2024, 2023 and 2022

Expressed in US dollars, except as otherwise indicated

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology.

On July 14, 2022, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on April 30, 2025.

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

The Group has adopted the above new standards, interpretations and amendments as of the effective date, as applicable. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature–dependent electricity’ and ‘Classification and Measurement of Financial Instruments’	January 1, 2026
Annual improvements to IFRS Accounting Standards–Volume 11	January 1, 2026
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027

Based on the Group’s assessment, the above standards and interpretations will not have any significant impact to the Group’s financial condition and financial performance.

4.	Summary of material accounting policy information

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS that was effective as issued by the IASB.

b)	The capital reorganization

With consummation of the business combination with Global SPAC Partners Co. (“Global”) on July 13, 2022 (the “Closing Date”) as provided in Note 24, this transaction is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2.As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share listing expense”) and further details of share listing expense is provided in Note 31.

c)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at fair value through profit or loss.

iii)	Financial assets and liabilities at fair value through other comprehensive income or loss.

(b)	The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 ee).

(c)	In connection with reverse stock split of 10-to-1 effective on April 15, 2024, all ordinary shares and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split. In accordance with IAS 33, the Company retrospective restatement of earnings (loss) per share for a 10-to-1 reverse stock split that occurs subsequent to the balance sheet date but before the date that the financial statements are authorized for issuance. The financial statements have also been retroactively adjusted to reflect adjustments to the conversion price for each series of convertible preferred shares effected in connection with the reverse stock split.

d)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, as if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

(b)	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of Subsidiary	Main business Activities	December 31, 2024	December 31, 2023	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%	Note 1
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt LLC (Gorilla Egypt)	Information software and data processing services	100%	100%	Note 2
Gorilla UK and Gorilla Egypt	Gorilla Distribution Egypt	Software and hardware distribution services	100%	100%	Note 3
Gorilla UK	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%	Note 4
Gorilla UK	NSGUARD Technology Inc. (NSGUARD)	Information software and data processing services	100%	100%	Note 4
Telmedia	Gorilla Technology Japan Inc. (Gorilla Japan)	Information software and data processing services	Not Applicable	100%	Note 5
Gorilla UK	Gorilla Technology (India) Private Limited (Gorilla India)	Information software and data processing services	100%	100%	Note 6
Gorilla UK	Gorilla Distribution Partners Limited (Gorilla Distribution)	Software and hardware distribution services	55%	55%	Note 7

Note 1:	Telemedia is in the process of liquidation as of December 31, 2024.

Note 2:	Gorilla Egypt was incorporated in March 2023.

Note 3:	Gorilla Distribution Egypt was incorporated in November 2023. It is a subsidiary of Gorilla UK (99.9%) and Gorilla Egypt (0.1%).

Note 4:	As part of an internal reorganization, 100% of the investments held by Gorilla BVI in Gorilla Taiwan and by Telemedia in NSGUARD were transferred to Gorilla UK in October 2024.

Note 5:	Gorilla Japan was liquidated in June 2024.

Note 6:	Gorilla India was incorporated in August 2023.

Note 7:	Gorilla Distribution was incorporated in November 2023.

(c)	Subsidiaries not included in consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

e)	Foreign currency translation

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

(a)	Foreign currency transactions and balances

i)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ii)	Monetary assets and liabilities denominated in foreign currencies at the period end are retranslated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

iii)	Non-monetary assets and liabilities denominated in foreign currencies that are not measures at fair value are translated using the historical exchange rates at the dates of the initial transactions. All foreign exchange gains and losses are presented in the consolidated statements of comprehensive income (loss) within ‘other gains (losses), net’.

(b)	Translation of foreign operations

i)	The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

●	Income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates of that period;

●	Equity for each statement of changes in equity presented is initially measured and recorded in the functional currency using the exchange rate at issuance and is not subsequently adjusted for changes in exchange rates during period it is outstanding; and

●	All resulting exchange differences are recognized in other comprehensive income.

ii)	When the foreign operation partially disposed of or sold is a subsidiary, cumulative exchange differences that were recorded in other comprehensive income are proportionately transferred to the non-controlling interest in this foreign operation. In addition, even when the Group retains partial interest in the former foreign subsidiary after losing control of the former foreign subsidiary, such transactions should be accounted for as disposal of all interest in the foreign operation.

f)	Classification of current and non-current items

(a)	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within twelve months from the balance sheet date; and

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i)	Liabilities that are expected to be paid off within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be paid off within twelve months from the balance sheet date; and

iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

g)	Cash equivalents

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

h)	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

i)	Financial assets at amortized cost

(a)	The Group classifies its financial assets at amortized cost only if both of the following criteria are met:

i)	the asset is held within a business model whose objective is to collect the contractual cash flows, and

ii)	the contractual terms give rise to cash flows that are solely payments of principal and interest.

(b)	These financial assets are measured at amortized cost and are recognized and derecognized on a trade date basis for regular way purchases and sales.

(c)	At initial recognition, the Group measures these financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.

(d)	The Group’s time deposit which do not fall under cash equivalents are measured at initial investment amount as the effect of discounting is immaterial.

j)	i) Accounts receivable, net

(a)	Accounts receivable represent the Group’s contractual right to receive consideration in exchange for transferred goods or rendered services.

(b)	Non-interest bearing short-term accounts receivable are measured at the original invoice amount as the effect of discounting is immaterial.

ii) Unbilled receivables (Contract assets)

The Group recognizes unbilled receivables (contract assets) when activities are performed towards contractual obligation prior to the issuance of an invoice, i.e. pending billing milestone. Billing to customers is issued, in accordance with the contractual terms upon achieving billing milestones. Billing milestones are established in advance as part of the customer agreement. Revenue is typically recognized as performance obligations are satisfied over time. Once the relevant billing milestone is achieved, an invoice is issued to the customer there by generating a trade receivable, reducing contract assets.

k)	Impairment of financial assets

For debt instruments measured at financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses (ECLs) if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or unbilled receivables (contract assets) that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime ECLs.

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

o)	Property and equipment

(a)	Property and equipment are initially recorded at cost.

(b)	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)	Land is not depreciated. Property and equipment apply cost model and are depreciated using the straight-line method over their estimated useful lives. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property and equipment are as follows:

Buildings and structures	50 years
Transportation equipment	5 years
Office equipment	3~ 5 years
Leasehold equipment	3~ 5 years
Other equipment (Note)	5 years

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

(c)	At the commencement date, the right-of-use asset is stated at cost comprising the amount of the initial measurement of lease liability less any lease payments made at or before the commencement date, less any lease incentive received; and include any initial direct costs incurred by the Group and an estimate of cost to be incurred by the Group in dismantling and removing the underlying asset and restoration. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(d)	For lease modifications that decrease the scope of the lease, the lessee shall decrease the carrying amount of the right-of-use asset and remeasure the lease liability to reflect the partial or full termination of the lease, and recognize the difference in profit or loss.

q)	Intangible assets

(a)	Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

(b)	Intellectual property rights are stated at historical cost and are amortized on a straight-line basis over their estimated useful lives of 10 years.

r)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (‘DCF’) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized. There was no impairment of non-financial assets for the years ended December 31, 2024, 2023 and 2022.

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

Convertible preference share liabilities issued by the Group contain conversion options (that is, the preference share holders have the right to convert the preference shares into the Group’s ordinary shares, upon request, but not by exchanging a fixed amount of cash for a fixed number of ordinary shares), call options. The Group classifies the preference share liabilities upon issuance a financial liability in accordance with the contract terms. They are accounted for as follows:

(a)	The embedded call options are not recognized or remeasured separately from the host contracts.

(b)	The host contracts of preference share liabilities are initially recognized at fair value. Any difference between the initial recognition and the fair value at each reporting date is recognized in profit or loss.

(c)	When shareholders exercise conversion options, the liability component of the preference share liabilities shall be remeasured on the conversion date. The issuance cost of converted common shares is the total book value of the above mentioned liability component and ‘capital surplus’.

v)	Warrant liabilities

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

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event and it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the obligation amount. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

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

Under the equity-settled share-based payment arrangements, the employee and non-employee services received are measured at the fair value of the equity instruments granted at the grant date and are recognized as compensation cost or operating expenses over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Share-based payment is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

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

iii)	A receivable is recognized when the goods are delivered and invoiced as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

(c)	Sales of services

i)	The Group provides system integration service and maintenance service. Main types of services offered are system integration service contract and maintenance service contract. System integration service includes information and communication systems, installation of software and hardware equipment as well as implementation and integration of various systems whereas maintenance service is to provide maintenance work for hardware and software at the performance location during the contractual period. The consideration promised in the most of service contracts with customer of the Group are generally at fixed amount, and the amounts of variable consideration in certain service contracts which also include fixed amount of consideration are insignificant.

ii)	For system integration service projects, the arrangements typically include sales of hardware, software, and services within the same contract. However, since the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly inter-dependent on and interrelated with each other and is not separately identifiable from each other in the contract. Therefore, all of the arrangements in the contract are deemed a single performance obligation and allocation of transaction price is not required. Revenue is recognized over time with reference to the progress towards complete satisfaction of that performance obligation using input method. This is determined based on the proportion of hardware, software and labor costs that have been incurred as of the financial reporting date to the total costs expected to be incurred.

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

iii)	For maintenance service project, the Group regularly assigns employees to perform inspection and maintenance work at each performing location and the inputs of labor hours and resources are expended evenly throughout the performance period. The Group recognizes revenue on a straight-line basis.

iv)	The customer pays at the time specified in the payment schedule. If the services rendered exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. Contract asset is reclassified to accounts receivable when related invoices are issued.

v)	Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

(d)	Sales arrangement with system integrators

i)	The Group has relied, in part, on a variety of partnerships with system integrators (“partners”) to allow the Group to provide data services as part of services provided by the partners, and they integrate the Group’s products and services with theirs’ and sell directly to their customers in their region of operation.

ii)	In such arrangement, the Group enters into sales agreement with the partners directly and is only responsible for delivering goods and services to the partners. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with the partners in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

(e)	Sales arrangement with sales representatives, resellers and distributors

i)	In geographic regions where the Group does not have an operating subsidiary, the Group provides its products and services solutions through a suite of non-exclusive agreements that appoint sales representatives, resellers and distributors to engage with end customers. Revenue recognition for each type of these arrangements is as follows:

ii)	Sales representatives are granted rights to use the Group’s products and services to market, promote and solicit orders of products on a non-transferable, non-sub-licensable and limited basis in designated regions. Sales representatives earn sales commission and contracts are not automatically renewed. In such arrangement, the Group enters into sales agreements with the customers directly. Goods and services are provided directly by the Group to the customers in accordance with the executed contracts. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with customers in accordance with the Group’s revenue recognition policy as stated in the preceding paragraphs.

iii)	Resellers purchase the Group’s products and services for resale to end customers and provide maintenance services in their areas of operation. They are permitted to use the Group’s software for demonstration, training, and maintenance services. The contracts are automatically renewed unless prior notice is otherwise provided. In such arrangement, the Group enters into sales agreements with resellers directly and is only responsible for delivering its goods and services to resellers. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with resellers in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

iv)	Distributors purchase the Group’s products at a discount and are permitted to market, distribute, sell, bundle, promote and advertise the products directly to end customers in their region of operation. The contracts are automatically renewed unless prior notice otherwise is provided. In such arrangement, the Group enters into sales agreements with distributors directly and is only responsible for delivering its goods and services to distributors. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with distributors in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

(f)	Other factors

i)	Payment terms

Payment terms are generally determined by the Group during the initial agreement phase, based on discussions with customers, and may vary depending on the nature and size of the projects.

ii)	Principal versus agent considerations

Revenues from arrangements involving subcontracting, either in part or whole of the assigned work, are recognized after the Group’s assessment of “Principal versus agent considerations” in accordance with IFRS 15. The Group evaluates whether it is in control of the services before the same are transferred to the customer to assess whether it is principal or agent in the arrangement. Revenues are recognized on a gross basis if the Group is in the capacity of principal.

iii)	Practical expedient

The Group applies the practical expedients in IFRS 15.94–95 and accordingly, does not disclose remaining performance obligations for contracts with an expected duration of one year or less or where revenue is recognized based on invoiced amounts.

iv)	Returns, refunds, and other similar obligations

The Group recognizes liabilities for returns, refunds, and other similar obligations when a present obligation exists, and the amount can be reliably estimated. The Group records a provision for returns when a customer initiates a claim or return request and defects in deliverable is reasonably established and agreed by both parties. The provision is recognized at the time the claim is received, and defect is reasonably established and is adjusted as necessary to reflect actual returns or refunds. The amount of the provision is updated based on actual returns or refunds. These obligations arise primarily from customer contracts for goods and services and are accounted for in accordance with IFRS 15, “Revenue from Contracts with Customers.”

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

(a)	Critical judgements in applying the Group’s accounting policies

None.

(b)	Critical accounting estimates and assumptions

Revenue recognition-sales of system integration services

The Group recognizes revenue from providing system integration services based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the performance obligation meets the one or more criteria to be recognized over a period of time. This is determined based on the proportion of hardware, software and labor costs that have been incurred as of the financial reporting date to the total costs expected to be incurred. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred. Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, labor productivity and cost estimates. Any significant variances in estimations of the total costs will impact the measurement of progress which drives the revenue recognition of contract works in an accounting period. Management continuously monitors factors that may affect the quality of its estimates and conducts periodic review of the relevance of factors by reviewing the actual amounts incurred and comparing with previous estimated amounts in order to mitigate the exposure to significant variances. Refer to Note 26 for further details.

Convertible Preference Shares and Private Warrants

Fair value of convertible Preference Shares and Private Warrants without an active market or quoted prices are determined using valuation techniques such as market approach and income approach. The measurement of fair value may adopt observable information or models of similar financial instruments or use assumptions in an appropriate manner if the observable parameters are unavailable in the market. Observable information is the primary source of reference. When valuation models are used for measurements, calibration are performed to ensure its accountability in reflecting real information and market price. In the fair value measurement, the Company used the Option pricing model and Black-Scholes Model to estimate the fair value of convertible Preference Shares and Private Warrants, applying several assumptions and inputs the Company deemed reasonable. Any changes in these judgements and estimates will impact the fair value measurement of these financial instruments. Please refer to Note 43 for the financial instruments fair value information.

5.	Cash and cash equivalents

	December 31, 2024	December 31, 2023
Cash on hand	$6,795	$7,975
Checking accounts	61,475	44,742
Demand deposits	21,130,931	4,226,503
Time deposits	16,273,100	42,498,552
	37,472,301	46,777,772
Restricted deposits (Refer to clause b) below and Note 7)	(15,773,099)	(41,470,915)
	$21,699,202	$5,306,857

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	As of December 31, 2024 and 2023, range of interest rate of time deposits was 0.00%~18.00% and 0.00%~5.20%, respectively. Some of time deposits provided as guarantees and with maturity over three months were reclassified as “restricted deposits - current” and “restricted deposits - non-current” based on its nature. Details of the Group’s time deposits transferred to investments in debt instruments without active market are provided in Note 7.

c)	Details of time deposits pledged to others as collaterals are provided in Note 38.

6.	Financial assets at fair value through profit or loss

	December 31, 2024	December 31, 2023
Current items:
Financial assets mandatorily measured at fair value through profit or loss
Investment in a rent-a-captive company	$1,000	$995,101

During the year ended December 31, 2022, the Group entered into a protected cell rent-a-captive arrangement with an insurance company and made investment of $1,105,540 in a rent-a-captive company, which was established by the insurance company, and during the year ended December 31, 2024, further invested $588,600 under this arrangement. The Group recognized losses on financial assets at fair value through profit or loss amounting to $46,146, $78,128 and $32,311 for the years ended December 31, 2024, 2023 and 2022, respectively. In a rent-a-captive structure, an insurance company establishes a rent-a-captive company and provides services related to insurance to the Group. The Group participates in the captive insurance agreement by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group only as approved by Board of Directors of the insurance company. During the year ended December 31, 2024, a dividend of $1,536,555 was declared by the insurance company and received by the Group.

7.	Restricted deposits

	December 31, 2024	December 31, 2023
Time deposits:
- Current	$15,773,099	$27,827,915
- Non-current	-	13,643,000
	$15,773,099	$41,470,915

a)	The details of income recognized in profit or loss related to the above restricted deposits are provided in Note 29.

b)	As of December 31, 2024 and 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents these financial assets held by the Group was $15,773,099 and $41,470,915, respectively.

c)	As of December 31, 2024 and 2023, the interest rate of time deposits was 0.00%~18.00% and 0.00%~5.20%, respectively.

d)	Information relating to restricted deposits that were pledged to others as collaterals is provided in Note 38.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

8.	Accounts receivable, net

	December 31, 2024	December 31, 2023
Accounts receivable	$33,135,718	$14,563,153
Less: Allowance for ECL	(7,465,561)	(13,114,951)
	$25,670,157	$1,448,202

a)	The aging analysis of accounts receivable is as follows:

	December 31, 2024	December 31, 2023
Not past due	$514,854	$3,937,838
Up to 90 days	25,147,001	2,938,974
91 to 180 days	105,571	1,831,323
181 to 365 days	4,290	3,100,633
Over 365 days	7,364,002	2,754,385
	$33,135,718	$14,563,153

The above aging analysis was based on days overdue.

b)	As of December 31, 2024 and 2023, accounts receivable were all from contracts with customers.

c)	As of December 31, 2024 and 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $25,670,157 and $1,448,202, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 42.

9.	Inventories

	December 31, 2024
	Cost	Allowance for valuation loss	Book value
Finished goods	$5,199	$-	$5,199

	December 31, 2023
	Cost	Allowance for valuation loss	Book value
Finished goods	$23,116	$-	$23,116

The cost of inventories and services recognized as expense for the year:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cost of goods sold	$25,979,708	$8,766,733	$7,266,283
Cost of services	11,386,099	11,209,416	6,805,619
	$37,365,807	$19,976,149	$14,071,902

10.	Prepayments

Items	December 31, 2024	December 31, 2023
Current items:
Prepayment for purchases	$27,342,454	$6,359,812
Prepayment for insurance expenses	847,820	824,185
Prepayment for transaction costs	97,161	104,076
Prepaid rent	145	90,200
Prepayment for professional services expenses	-	51,205
Others	344,632	15,717
	$28,632,212	$7,445,195

Non-current items:
Prepayment for insurance expenses	$315,304	$426,588
Others	-	24,992
	$315,304	$451,580

11.	Other receivables, net

	December 31, 2024	December 31, 2023
Other receivables from a related party (Note)	$521,852	$521,852
Others*	432,696	107,228
	954,548	629,080
Less: Allowance for ECLs / uncollectable accounts	(521,852)	(521,852)
	$432,696	$107,228

Note:	Information relating to this transaction is provided in Note 37 (d).

*	Others primarily includes interest receivable on deposits.

12.	Property and equipment

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2024
Cost	$12,737,302	$3,261,934	$21,773	$1,700,073	$11,744,573	$29,465,655
Accumulated depreciation	-	(924,133)	(21,773)	(1,018,793)	(11,621,991)	(13,586,690)
	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
2024
January 1	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
Additions	-	46,568	-	356,809	119,458	522,835
Disposals	-	-	-	(995)	-	(995)
Depreciation expenses	-	(66,681)	-	(302,079)	(38,855)	(407,615)
Reclassification	-	-	-	-	-	-
Net exchange differences	(835,478)	(153,094)	-	(62,827)	(2,648)	(1,054,047)
December 31	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

At December 31, 2024
Cost	$11,901,824	$3,061,195	$19,431	$1,872,113	$2,263,591	$19,118,154
Accumulated depreciation	-	(896,601)	(19,431)	(1,199,925)	(2,063,054)	(4,179,011)
	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2023
Cost	$12,718,015	$3,246,249	$31,504	$1,635,691	$12,112,226	$29,743,685
Accumulated depreciation	-	(845,603)	(25,807)	(793,341)	(11,946,367)	(13,611,118)
	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
2023
January 1	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
Additions	-	10,600	-	108,851	118,113	237,564
Disposals	-	-	(2,408)	(3,808)	-	(6,216)
Depreciation expenses	-	(76,102)	(3,248)	(263,500)	(164,176)	(507,026)
Reclassification	-	-	-	(1,649)	-	(1,649)
Net exchange differences	19,287	2,657	(41)	(964)	2,786	23,725
December 31	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965

At December 31, 2023
Cost	$12,737,302	$3,261,934	$21,773	$1,700,073	$11,744,573	$29,465,655
Accumulated depreciation	-	(924,133)	(21,773)	(1,018,793)	(11,621,991)	(13,586,690)
	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965

Note	1: Information relating to property and equipment that were pledged to others as collaterals is provided in Note 38.

Note	2: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

13.	Leasing arrangements – lessee

a)	The Group leases various assets including buildings (office and warehouse) and business vehicles. Rental contracts are typically made for periods of 1 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	Short-term leases with a lease term of 12 months or less comprise rental of office. Low-value assets comprise rental of office equipment.

c)	The carrying amount of right-of-use assets and the amortization charge are as follows:

	Carrying amount
	December 31, 2024	December 31, 2023
Buildings (Office and warehouse)	$505,345	$47,992
Transportation equipment (Business vehicles)	-	5,044
	$505,345	$53,036

	Depreciation charge
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Buildings (Office and warehouse)	$161,794	$9,314	$12,774
Transportation equipment (Business vehicles)	4,712	6,623	27,640
	$166,506	$15,937	$40,414

d)	For the years ended December 31, 2024 and 2023, the additions to right-of-use assets were $618,815 and $52,355, respectively.

e)	The information on profit and loss accounts relating to lease contracts is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Items affecting profit or loss
Interest expense on lease liabilities	$19,501	$346	$1,219
Expense on short-term lease contracts	270,579	171,999	13,602
Expense on leases of low-value assets	5,324	6,661	19,227
Loss on lease modification	-	-	48,448

f)	For each of the years ended December 31, 2024, 2023 and 2022, the Group’s total cash outflow for leases were $471,058, $195,350 and $124,597, respectively.

14.	Intangible assets

	Year ended December 31, 2024
	Computer software	Intellectual property rights (Note 1)	Total
January 1
Cost	$555,562	$6,000,000	$6,555,562
Accumulated amortization	(136,050)	(550,000)	(686,050)
	$419,512	$5,450,000	$5,869,512

At January 1	$419,512	$5,450,000	$5,869,512
Additions	42,838	-	42,838
Adjustment (Note 1)	-	(2,150,000)	(2,150,000)
Amortization expenses	(285,701)	(535,500)	(821,201)
Net exchange differences	(9,488)	-	(9,488)
At December 31	$167,161	$2,764,500	$2,931,661

December 31
Cost	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(415,300)	(1,085,500)	(1,500,800)
	$167,161	$2,764,500	$2,931,661

	Year ended December 31, 2023
	Computer software	Intellectual property rights (Note 1)	Total
January 1
Cost	$2,403,406	$-	$2,403,406
Accumulated amortization	(2,347,064)	-	(2,347,064)
	$56,342	$-	$56,342

At January 1	$56,342	$-	$56,342
Additions－acquired separately	538,446	6,000,000	6,538,446
Amortization expenses	(176,031)	(550,000)	(726,031)
Net exchange differences	755	-	755
At December 31	$419,512	$5,450,000	$5,869,512

December 31
Cost	$555,562	$6,000,000	$6,555,562
Accumulated amortization	(136,050)	(550,000)	(686,050)
	$419,512	$5,450,000	$5,869,512

Note 1:	On January 10, 2023 (the “Agreement Date”), the Group entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing video analytics technology incorporated and registered in England and Wales.

The Group acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products. The purchase price for the intellectual property rights consists of fixed consideration amounting to $6,000,000 and contingent payment through issuance of the Company’s shares of an amount equal to $3,000,000 which is conditional to certain financial performance through intellectual property rights from Agreement Date up to and including December 31, 2023. The contingent payment, if any, would have been made through the issuance of the Company’s shares as share-based payment. As the contingency was not met, no share-based payment was made.

The Group has made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively, and payment of a further $3,000,000 had not been paid as of December 31, 2023. In October 2024, the Group entered into a settlement agreement with SeeQuestor, which reduced the outstanding obligation to $850,000. Consequently, the Group reversed payable for $2,150,000 with an offset to the cost of the intangible asset. Payment of $850,000 was made in October 2024.

Details of amortization on intangible assets are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Selling and marketing expenses	$356	$5,131	$425,720
General and administrative expenses	264,111	152,925	22,914
Research and development expenses	556,734	567,975	1,238,984
	$821,201	$726,031	$1,687,618

15.	Other non-current assets

	December 31, 2024	December 31, 2023
Prepaid Pension	$-	$460,732
Guarantee deposits	1,432,177	506,316
Others	62,563	66,952
	$1,494,740	$1,034,000

16.	Short-term borrowings

Type of borrowings	December 31, 2024	Interest rate range
Bank collateralized borrowings	$15,073,458	2.78%-6.63%
Loan from shareholders	-	Note
	$15,073,458

Type of borrowings	December 31, 2023	Interest rate range
Bank collateralized borrowings	$13,449,110	2.61%-2.7%
Loan from shareholders	3,000,000	Note
	$16,449,110

Note:

In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made. The maturity date of the shareholder loan of $3,000,000 was extended and repaid on April 29, 2024.

Refer to table below for details of short-term and long-term borrowing. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Hongkong and Shanghai Banking Corporation Limited, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

As of December 31, 2024
	Facility	Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	12.2024-11.2025	$7,572,525	LC loan	$591,146		2.805%	None	Time deposit $1,500,000, Land, Buildings and Structures
			Short-Term Bank loan	2,692,284		2.805%	None	Same as above
			Letter of guarantee	1,131,157	3,157,938	-	None	Same as above
Lender A	09.2020-09.2025	914,188	Long-Term Bank loan	190,456		2.97%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	2,894,929	Long-Term Bank loan	2,609,618		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,523,647	Long-Term Bank loan	1,373,483		3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	304,729	Long-Term Bank loan	131,972		3.045%	None	None
Lender B	04.2024-04.2025	3,656,753	Short-Term Bank loan	1,889,322	1,767,431	2.78%	None	Time deposit $2,300,000
Lender C	05.2024-05.2025	5,789,859	Short-Term Bank loan	5,759,386	30,473	2.82%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2019-03.2026	5,485,129	Long-Term Bank loan	982,027		2.51%	None	Same as above
Lender C	06.2023-08.2028	1,651,024	Long-Term Bank loan	1,057,003		2.52%	None	Same as above
Lender C	05.2024-07.2025	2,133,106	Short-Term Bank loan	1,807,655		2.88%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	78,236	247,215	-	None	Same as above
Lender D	06.2024-06.2025	8,000,000	Short-Term Bank loan	2,333,665		6.63%	None	Time deposit $2,550,000
Lender D			Letter of guarantee	200,000	5,466,335	-	None	Same as above

As of December 31, 2023
	Facility	Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	12.2023-11.2024	$4,190,650	LC loan	$298,762		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	652,241		2.68%	None	Same as above
			Letter of guarantee	1,458,108	1,398,011	-	None	Same as above
Lender A	12.2023-11.2024	3,913,447	LC loan	195,206		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	2,229,034		2.68%	None	Same as above
			Letter of guarantee	1,432,379	56,828	-	None	Same as above
Lender A	01.2022-01.2025	189,019	Letter of guarantee	188,824		-	None	None
Lender A	09.2020~09.2025	978,362	Long-Term Bank loan	428,033		2.85%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,098,146	Long-Term Bank loan	3,029,959		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,630,603	Long-Term Bank loan	1,594,716		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	326,121	Long-Term Bank loan	256,157		2.92%	None	None
Lender B	04.2023-04.2024	4,891,809	Short-Term Bank loan	2,021,948	2,869,861	2.61%	None	Time deposit $2,300,000
Lender C	05.2023-05.2024	6,196,291	Short-Term Bank loan	6,000,620		2.70%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C			LG	41,564	154,107	-	None	Same as above
Lender C	05.2019-03.2026	5,870,171	Long-Term Bank loan	1,891,735		2.39%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	12.2023-06.2024	2,282,844	Short-Term Bank loan	2,051,299		2.65%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	185,019		-	None	Same as above
Lender C	06.2023-08.2028	1,766,921	Long-Term Bank loan	1,439,712		2.40%	None	Time deposit $500,000, Land, Buildings and Structures

Note 1: Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022. After his departure from the Company, Koh Sih-Ping is still the guarantor for one of the long-term loan.

17.	Other payables

	December 31, 2024	December 31, 2023
Payables on intangible assets	$-	$3,020,475
Professional fee payable	525,426	1,037,187
Salaries and bonuses payable	615,645	689,331
Pension payable	26,826	83,738
Payables on machinery and equipment	-	19,724
Output tax payable	44,381	161,685
Others*	1,238,857	1,068,423
	$2,451,135	$6,080,563

*	Others primarily includes accrued expenses, accrued interest on borrowings, and value-added tax (VAT) payable.

18.	Long-term borrowings

Type of borrowings	Interest rate	December 31, 2024
Bank borrowings
Collateralized and uncollateralized borrowings	2.51%-3.05%	6,344,559
Less: Current portion		(1,972,371)
		4,372,188

Type of borrowings	Interest rate	December 31, 2023
Bank borrowings
Collateralized and uncollateralized borrowings	2.39%-2.92%	8,640,311
Less: Current portion		(1,817,873)
		6,822,438

Please refer to Note 16 for details of long-term borrowings.

19.	Pensions

Gorilla Taiwan has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who choose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Gorilla Taiwan contributes monthly to the employees’ individual pension accounts based on 2% of the employees’ monthly salaries with the Trust Department, Bank of Taiwan. The trustee is under the name of the independent retirement fund committee. Also, Gorilla Taiwan would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is not enough to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Gorilla Taiwan will make contribution for the deficit by next March. As of December 31, 2023 there were no participants in this plan. Gorilla Taiwan no longer has employees subject to the Labor Standards Act, and all related pension plans have been terminated. All obligations under the defined benefit pension plan have been fully settled.

a)	The amounts recognized in the balance sheet are as follows:

	December 31, 2024	December 31, 2023
Present value of defined benefit obligation	$-	$-
Fair value of plan assets	-	(460,732)
Net defined benefit asset	$-	$(460,732)

b)	Movements in net defined benefit assets are as follows.

Year ended December 31, 2024	Present value of defined benefits obligation	Fair value of plan assets	Net defined benefit asset

Balance at January 1	$-	$(460,732)	$(460,732)
Current service cost	-	-	-
Refund	-	435,768	435,768
Net exchange differences	-	(19,840)	(19,840)
	-	(44,804)	(44,804)
Remeasurements:
Return on plan asset	$-	$44,804	$44,804
Experience adjustment	-	-	-
	-	44,804	44,804
Paid pension	-	-	-
At December 31	$-	$-	$-

Year ended December 31, 2023	Present value of defined benefits obligation	Fair value of plan assets	Net defined benefit asset

Balance at January 1	$101,505	$(482,957)	$(381,452)
Current service cost	17,257	-	17,257
Interest expense (income)	1,504	(7,154)	(5,650)
Net exchange differences	(1,151)	(279)	(1,430)
	119,115	(490,390)	(371,275)
Remeasurements:
Return on plan asset	$-	$(1,045)	$(1,045)
Experience adjustment	(88,412)	-	(88,412)
	(88,412)	(1,045)	(89,457)
Paid pension	(30,703)	30,703	-
At December 31	$-	$(460,732)	$(460,732)

c)

The Bank of Taiwan was commissioned to manage the fund of the Group’s defined benefit pension plan (the “Fund”) in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after approval by the Regulator. The Group has the classification of plan assets fair value in accordance with IAS 19 Paragraph 142. The composition of fair value of plan assets as of December 31, 2024 and 2023 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

d)	The principal actuarial assumptions used were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Discount rate	0.00%	1.09%
Future Salary increases	0.00%	0.00%

Future mortality rate was estimated based on the 6th Taiwan Standard Ordinary Experience Mortality Table.

Because the main actuarial assumption changed, the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase 0.5%	Decrease 0.5%	Increase 0.5%	Decrease 0.5%
December 31, 2024
Effect on present value of defined benefit obligation	$-	$-	$-	$-
December 31, 2023
Effect on present value of defined benefit obligation	$-	$-	$-	$-

The sensitivity analysis above was based on one assumption which changed while the other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

e)	As of December 31, 2024, and 2023, the weighted average duration of that retirement plan is 0 years, and the analysis of the timing of future pension payments was $0, respectively.

f)

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

h)	The Company’s overseas subsidiaries have established defined contribution plans. Monthly contributions to an independent fund administered by the government are in accordance with the pension regulations. Other than the monthly contribution, the subsidiaries have no further obligations.

i)	The Group’s contributions to various defined contribution plans for each of the years ended December 31, 2024, 2023 and 2022 were $314,843, $358,957 and $448,545, respectively.

20.	Share-based payment

a)	For the years ended December 31, 2024 and 2023, the Company’s share-based payment transactions were as follows:

		Quantity
		granted
		(Units)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	Period	Conditions
Employee share options	2017.1.1	10,630	5 years	Note 2
Employee share options	2018.1.1	3,400	5 years	Note 2
Employee share options	2019.1.1	18,600	5 years	Note 2
Employee share options	2021.10.5	20,741	5 years	Note 3
Employee share options	2021.10.5	11,352	5 years	Note 2
Employee share options	2022.2.23	27,468	5 years	Note 2

Note 1:	Shares granted have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 3:	Employee share options granting period and exercise conditions are as follows:

Accumulated maximum
exercisable employee
Vesting period	share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

The share-based payment arrangements applied to Note 2 and 3 above are required to be settled by equity.

b)	For the year ended December 31, 2023, the Company offered non-employee share-based compensation to Innvotec Limited (“Innvotec”), an acquisition advisor, for its services related to procurement of SeeQuestor. The fee was set at $1,000,000, with 50% in cash and 50% in exchange for ordinary shares of the Company, issued at $9.28 per share (before effect of reverse split), with piggy-back registration rights. The related shares were issued to Innvotec in January 2024.

		Quantity
		Granted
		(Ordinary shares)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	Period	Conditions
Obtain professional service through share-based payment	2022.12	5,388	Upon completion of services	Upon completion of services

Note 1:	Shares have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

c)	For the year ended December 31, 2024, the Company offered non-employee share-based compensation to Outside The Box Capital LLC (“OTB”) as settlement and full and final payment owed to OTB under the Marketing Service Agreement. Pursuant to the settlement agreement 6,371 ordinary shares of the Company were issued at $4.30 per share (after effect of reverse split). The related shares were issued to OTB in November 2024.

		Quantity
		Granted
		(Ordinary	Contract	Vesting
Type of arrangement	Grant date	shares)	Period	Conditions
Obtain professional service through share-based payment	2024.10	6,371	Upon completion of services	Upon completion of services

d)	Share option activity under the Group’s stock-based compensation plans for employees is shown below:

	2024 (Note 1)		2023 (Note 1)
	No. of	Weighted average exercise	No. of	Weighted average exercise
	options	price	Options	Price
Options outstanding at January 1	51,879	$11.66	255,164	$11.66
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options expired	-	-	(123,395)	11.66
Options cancelled	(1,458)	11.66	(79,890)	11.66
Options forfeited	-	-	-	-
Options outstanding at December 31	50,421	$11.66	51,879	$11.66
Options exercisable at December 31	50,421	$11.66	41,879	$11.66

Note 1:	Shares options outstanding for the years and their exercise prices have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	As of December 31, 2024 and 2023, the weighted-average remaining contractual period was 0.50 years and 1.50 years, respectively.

e)	Restricted stock units (RSU’s) activity under the Group’s share-based compensation plans for employees is shown below:

	2024 (Note 1)		2023 (Note 1)
	No. of	Weighted average fair Value	No. of	Weighted average fair Value
	Units	(Note 4)	Units	(Note 4)
Outstanding at January 1	38,833	$3.03	-	-
Granted	38,484	7.69	142,741	$5.93
Vested (Note 2)	(76,719)	5.34	(103,908)	7.02
Forfeited	(342)	7.02	-	-
Outstanding at December 31	256	$7.02	38,833	$3.03

Note 1:	RSU’s outstanding for the years and their weighted average fair value have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	As of December 31, 2024 and 2023, restricted stock units vested for which the underlying ordinary shares is yet to be issued are 11,545 and 3,818, respectively. For the years ended December 31, 2024 and 2023, restricted stock units for which the underlying ordinary shares were issued were 68,992 and 100,090, respectively.

Note 3:	As of December 31, 2024 and 2023, the weighted-average remaining contractual period was 1.90 years and 0.57 years, respectively.

Note 4:	The fair value of restricted stock units is the market price of the Company’s ordinary shares on the date of grant.

f)	Expenses incurred on share-based compensation for employees is shown below:

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Share option expenses	$-	$203,676	$346,122
RSU expenses	201,908	873,500	-
	$201,908	$1,077,176	$346,122

21.	Provisions

	Year ended December 31, 2024	Year ended December 31, 2023
	Warranties	Warranties
At January 1	$132,457	$149,526
Additional provisions	196,930	113,888
Used during the year	(66,087)	(32,366)
Reversal of unused amounts	(195,587)	(98,558)
Exchange differences	(8,027)	(33)
At December 31	$59,686	$132,457

Analysis of total provisions:

	December 31, 2024	December 31, 2023
	Warranties	Warranties
Current	$37,673	$68,510
Non-current	$22,013	$63,947

The Group’s warranty provisions were associated with the sales of hardware, software and services, and were estimated in accordance with the historical warranty data of products.

22.	Warrant liabilities

	Year ended December 31, 2024
Public Warrants	No. of units (Note)	Amount
At January 1, 2024	958,272	$287,482
Warrants exercised	-	-
Change in fair value	-	622,781
At December 31, 2024	958,272	$910,263

	Year ended December 31, 2024
Private Warrants	No. of units (Note)	Amount
At January 1, 2024	2,000,000	$5,934,000
Warrants granted	825,000	4,105,372
Warrants exercised	(1,618,750)	(23,631,428)
Change in fair value	-	32,764,065
At December 31, 2024	1,206,250	$19,172,009

	Year ended December 31, 2023
Public Warrants	No. of units (Note)	Amount
At January 1, 2023	996,297	$2,042,410
Warrants exercised	(38,025)	(77,951)
Change in fair value	-	(1,676,977)
At December 31, 2023	958,272	$287,482

	Year ended December 31, 2023
Private Warrants	No. of units (Note)	Amount
At January 1, 2023	-	$-
Warrants granted	2,000,000	9,222,288
Warrants exercised	-	-
Change in fair value	-	(3,288,288)
At December 31, 2023	2,000,000	$5,934,000

Note:	The units outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

a)	Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the business combination on July 13, 2023 (the “Closing Date”) or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $18.00 per share (or $180.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $11.50 (or $115.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) per share. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

b)	The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively. See Note 23 for the details. The private warrants have an exercise price of $5.90 per ordinary share and are exercisable at any time after its issuance and will expire on the fifth anniversary of the date on which the private warrants become exercisable (“Termination Date”). The Company may extend the duration of this warrant by delaying the termination date.

23.	Convertible preference share liabilities

	Year ended December 31, 2024
	No. of units	Amount
At January 1, 2024	18,000	$7,767,238
Convertible preference share liabilities issued	10,000	5,544,628
Convertible preference share liabilities exercised	(28,000)	(39,465,089)
Change in fair value	-	26,153,223
At December 31, 2024	-	$-

	Year ended December 31, 2023
	No. of units	Amount
At January 1, 2023	-	$-
Convertible preference share liabilities issued	25,000	14,067,712
Convertible preference share liabilities exercised	(7,000)	(5,214,962)
Change in fair value	-	(1,085,512)
At December 31, 2023	18,000	$7,767,238

a)	The terms of the Convertible Preference Shares issued by the Company are as follows:

i)	The Company issued 25,000 Series A Convertible Preference Shares (the “Preference Shares”) and 20,000,000 Series A Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on September 19, 2023 in exchange for $25,000,000, which was fully received in September, 2023. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 1-to-1 ratio (or 10-to-1 reflective of the 10-to-1 reverse stock split effective April 15, 2024).

ii)	The Company issued 10,000 Series B Convertible Preference Shares (the “Preference Shares”) and 8,250,000 Series B Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on February 20, 2024. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 1-to-1 ratio (or 10-to-1 reflective of the 10-to-1 reverse stock split effective April 15, 2024).

iii)	The Preference Shares are perpetual and have no maturity date. The Company may, at its option, force conversion of the Preference Shares in whole or in part if the VWAP (as defined in the certificate of designation for the Preference Shares (the “Certificate of Designation”)) is at least 200% of the then in effect Conversion Price (as defined in the Certificate of Designation) for each Trading Day (as defined in the Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Certificate of Designation are met, subject certain other limitations. Each Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Conversion Price (as defined in the Certificate of Designation). The Conversion Price is initially $1.25 per ordinary share (or $12.50 reflective of the 10-to-1 reverse stock split effective April 15, 2024), subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

b)

For the year ended December 31, 2024, 28,000 shares of the convertible preference shares have been converted into 70,320,116 shares of the Company’s ordinary shares (or 7,032,012 shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

For the year ended December 31, 2023, 7,000 shares of the convertible preference shares have been converted into 5,600,000 shares of the Company’s ordinary shares (or 560,000 shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

24.	Share capital

a)	On the Closing Date, the business combination pursuant to the business combination agreement dated on May 18, 2022, was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders, with holders of subunits of Global redeeming approximately 88.4% of the pre-merger outstanding subunits. As contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of Gorilla (the “Merger”, and together with the other transactions contemplated by the business combination agreement and certain ancillary documents, the “Transactions”).

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

b)

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

c)	On April 9, 2024, the Company announced a share consolidation of the Company’s ordinary shares at a ratio of 10-to-1 (the “Share Consolidation”). The Share Consolidation was approved by the Company’s board of directors and was previously approved by the Company’s shareholders as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 27, 2024. The Share Consolidation was effective on April 15, 2024. Following the Share Consolidation, the exercise price of the Company’s warrants, conversion price of the Company’s preference shares, and exercise or conversion prices of the Company’s other equity instruments will be adjusted proportionally in accordance with the Share Consolidation, and the par value of the Company’s ordinary shares increased from $0.0001 to $0.001.

d)

The Company issued 2,142,858 Series C Ordinary Share (the “Ordinary Shares”) Purchase Warrants (the “Series C Private Warrants”) associated with the securities purchase agreement entered on June 10, 2024. Each warrant sold at a price of $5.90 per ordinary share to the securities purchase agreement. The Series C Private Warrants will expire on the fifth anniversary of the date on which they become exercisable.

The Series C Private Warrants are classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset. Accordingly, the fair value of the Series C Private Warrants was recognized within equity at the date of issuance, with no subsequent remeasurement.

e)	There were no outstanding preference shares as of December 31, 2024 and 2023.

f)

As of December 31, 2024, the Company’s authorized capital was $75,000 consisting of 73,500,000 shares of ordinary shares of a par value of US$0.001 reflective of the 10-to-1 reverse stock split effective April 15, 2024, and 15,000,000 shares of preference shares of a par value of US$0.0001 each. As of December 31, 2024, the issued capital was $19,443, consisting of 19,443,242 shares of ordinary shares.

As of December 31, 2023, the issued capital was $7,846, consisting of 78,465,883 shares of outstanding ordinary shares (or 7,846,588 shares of ordinary shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

g)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2024 (Note 1)	2023 (Note 1)
At January 1	7,565,099	6,854,284
Warrant exercised (Refer to Note 22)	2,218,750	38,025
Warrant issued	2,142,858	-
New share issuance	122,382	-
Convertible preference share liabilities exercised (Note 3)	7,032,012	560,000
Restricted share units issuance (Note 2)	68,992	100,090
Additional paid in capital	11,761	12,700
Reverse stock split adjustment	(101)	-
Treasury shares purchased (Note 4)	(1,103,618)	-
At December 31	18,058,135	7,565,099

Note 1:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	The restricted share units distributed in 2023 related to: 1) granted vested equity compensation to directors and officers pertaining to award year July 2022 to July 2023; 2) sign on equity bonus and vested equity compensation for select employees.

Note 3:	As of December 31, 2024, all outstanding convertible preference shares have been fully converted into ordinary shares. By that date and subsequently, the majority of the outstanding warrants have also been exercised and converted.

Note 4:	During the year ended December 31, 2024, 1,103,618 shares were repurchased at a weighted average purchase price of $3.29 per share, for a total consideration of $3,626,488. Repurchased shares have been recorded as treasury shares and will be held until the Company’s Board of Directors designates them for retirement or used for other purposes.

25.	Retained earnings

a)	The Group was in a net loss and net income position for the years ended December 31, 2024 and 2023, respectively, and no earnings distribution was resolved by the Board of Directors.

26.	Revenue

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Revenue from contracts with customers
Hardware sales
-Video IoT	$-	$-	$1,064,037
-Security Convergence	-	62,363	4,472,125
Software sales
-Video IoT	15,361	87,306	1,824,854
-Security Convergence	-	-	2,761,988
Service revenue
-Video IoT	2,763,050	2,818,014	6,809,496
-Security Convergence	71,895,619	61,727,308	5,476,308
	$74,674,030	$64,694,991	$22,408,808

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA regions:

Year ended December 31, 2024	Hardware	Software	Service	Total
Total revenue streams	$1,926	$15,361	$104,465,754	$104,483,041
Inter-revenue streams	(1,926)	-	(29,807,085)	(29,809,011)
Revenue from external
customer contracts	$-	$15,361	$74,658,669	$74,674,030
Timing of revenue recognition
At a point in time	$-	$15,361	$-	$15,361
Over time	-	-	74,658,669	74,658,669
	$-	$15,361	$74,658,669	$74,674,030

Year ended December 31, 2023	Hardware	Software	Service	Total
Total revenue streams	$101,702	$173,123	$76,157,234	$76,432,059
Inter-revenue streams	(39,339)	(85,817)	(11,611,912)	(11,737,068)
Revenue from external
customer contracts	$62,363	$87,306	$64,545,322	$64,694,991
Timing of revenue recognition
At a point in time	$62,363	$87,306	$-	$149,669
Over time	-	-	64,545,322	64,545,322
	$62,363	$87,306	$64,545,322	$64,694,991

Year ended December 31, 2022	Hardware	Software	Service	Total
Total revenue streams	$5,690,577	$4,586,842	$13,107,708	$23,385,127
Inter-revenue streams	(154,415)	-	(821,904)	(976,319)
Revenue from external
customer contracts	$5,536,162	$4,586,842	$12,285,804	$22,408,808
Timing of revenue recognition
At a point in time	$5,536,162	$4,586,842	$-	$10,123,004
Over time	-	-	12,285,804	12,285,804
	$5,536,162	$4,586,842	$12,285,804	$22,408,808

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	December 31, 2024	December 31, 2023
Contract assets:
Unbilled receivables relating to service contracts	$34,306,195	$34,213,379
Contract liabilities:
Contract liabilities relating to service contracts	$273,227	$107,603

As of January 1, 2023, the balance of contract assets and liabilities relating to service contract was $725,441 and $58,475, respectively.

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Year ended December 31, 2024	Year ended December 31, 2023

Service revenue	$53,769	$58,475

c)	Significant changes in unbilled receivables (contract assets)

Unbilled receivables increased during the years ended December 31, 2024 and 2023, primarily due to the progress of projects towards completion of contract activities. For the year ended December 31, 2024, contract assets decreased primarily due to exchange losses resulting from the one-off sharp depreciation of the Egyptian pound against the U.S. dollar, as well as billings made upon the achievement of billing milestones, at which point the related amounts were reclassified to trade receivables.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of December 31, 2024 and 2023, amounting to $170,913,623 and $241,795,928, respectively based on the currency conversion rate as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company entered into a significant firm-fixed price contract for building a secure governmental air-gapped network for the Government of Egypt (“GoE”) (“Egypt Contract”), denominated in EGP, includes revenues of approximately EGP 8.4 billion.

Management expects that the transaction price allocated to the unsatisfied contracts as of December 31, 2024 and 2023, will be recognized as revenue from 2025 to 2027 and from year 2024 to 2027, respectively. Except for the above mentioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

27.	Other income

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Gains on reversal of accounts and other payables (Note)	$-	$263,237	$960,564
Rent income	105,271	16,892	20,934
Others	13,731	3,426	2,434
	$119,002	$283,555	$983,932

Note:	During the years ended December 31, 2023 and 2022, certain suppliers ceased operation and became uncontactable, the Group assessed that the possibility of making repayment to the supplier as remote, therefore, the Group recognized gains on reversal of accounts and other payables of $263,237 and $960,564, respectively.

28.	Other gains (losses), net

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Gain/(loss) on financial liabilities at fair value through profit or loss (Refer to Note 22 and 23)*	(59,540,069)	6,050,777	437,319
Net currency exchange gains (losses)**	(27,799,084)	78,178	1,079,191
Loss on financial assets at fair value through profit or loss (Refer to Note 6)	$(46,146)	$(78,128)	$(32,311)
Loss on disposal of subsidiaries	-	-	(69,335)
Gain (loss) on disposal of property and equipment	656	(94)	(70,698)
Loss on lease modification	-	-	(48,488)
Other losses	(41,156)	(17,914)	(72,793)
	$(87,425,799)	$6,032,819	$1,222,885

*	Gain/(loss) on financial liabilities at fair value through profit or loss includes notional non-cash impact of fair value remeasurement on convertible preference shares and warrants.

**	During the year ended December 31, 2024, net currency exchange losses increased primarily due to devaluation of monetary assets denominated in the Egyptian pound arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

29.	Interest income

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Interest income from bank deposits	$1,222,599	$433,848	$204,081
Interest income from financial assets measured at amortized cost	343,916	336,472	31,604
Others	2,738	90	227
	$1,569,253	$770,410	$235,912

30.	Finance costs

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Interest expense:
Bank borrowings	$599,377	$564,250	$556,041
Loan from shareholders (refer to Note 37)	113,549	253,469	278,013
Lease liabilities	19,582	346	1,219
	$732,508	$818,065	$835,273

31.	Expenses by nature

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Employee benefit expense	$9,692,846	$14,136,901	$12,195,089
Outsourcing charges	14,196,270	9,693,009	6,401,995
Professional services expenses	5,019,415	7,352,785	5,229,184
Change in inventory of finished goods	18,579,888	5,337,118	7,266,283
Expected credit loss	897,170	12,153,098	-
Insurance expenses	1,153,243	1,548,512	862,649
Amortization expenses on intangible assets	821,201	726,031	1,687,618
Depreciation expenses on property and equipment	407,615	507,026	5,897,753
Depreciation expenses on right-of-use asset	166,506	15,937	40,414
Share listing expenses	-	-	70,104,989
Others	2,942,480	2,481,689	1,437,146
	$53,876,634	$53,952,106	$111,123,120

Capital reorganization

Any excess of the fair value of the Company’s share issued considering a fair value of the Gorilla Ordinary Shares (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

Year ended
December 31, 2022
Fair value of equity consideration issued by the Company
Market value of 9,492,875 ordinary shares ($10.6 per share) (or 949,288 ordinary shares at $106.00 per share reflective of the 10-to-1 reverse stock split effective April 15, 2024)	$100,624,475
Fair value of Global net assets acquired
Net cash proceeds from Global	$32,324,004
Warrant acquired	(2,495,243)
Others	690,725
$30,519,486

Charge for listing services	$70,104,989

32.	Employee benefit expense

	Year ended December 31, 2024
	Cost of revenue	Operating expenses	Total
Wages and salaries	$3,216,156	$5,117,621	$8,333,777
Labor and health insurance fees	244,552	466,853	711,405
Pension	114,287	172,493	286,780
Share-based compensation expenses	-	201,908	201,908
Other personnel expenses	4,505	154,471	158,976
	$3,579,500	$6,113,346	$9,692,846

	Year ended December 31, 2023
	Cost of revenue	Operating expenses	Total
Wages and salaries	$4,106,694	$7,441,259	$11,547,953
Labor and health insurance fees	84,518	848,795	933,313
Pension	54,565	315,998	370,563
Share-based compensation expenses	-	1,077,176	1,077,176
Other personnel expenses	3,243	204,653	207,896
	$4,249,020	$9,887,881	$14,136,901

	Year ended December 31, 2022
	Cost of revenue	Operating expenses	Total
Wages and salaries	$202,983	$10,139,209	$10,342,192
Labor and health insurance fees	20,413	735,817	756,230
Pension	11,942	433,509	445,451
Share-based compensation expenses	-	346,122	346,122
Other personnel expenses	-	305,094	305,094
	$235,338	$11,959,751	$12,195,089

33.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits. This subsidiary is in the process of liquidation as of December 31, 2024.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits. There was no assessable profit for the year ended December 31, 2024 as the subsidiary was liquidated in 2024.

d)	United States taxation

Tax rate is 27.98% on the estimated assessable profits. There were no assessable profits for the years ended December 31, 2024, 2023 and 2022.

e)	United Kingdom taxation

United Kingdom profits tax has been provided at a rate of 25% on estimated assessable profits for the year ended December 31, 2024 (2023 and 2022: 19%). There were no assessable profits for the years ending December 31, 2023 and 2022.

f)	India taxation

India profits tax has been provided for at the rate of 25% on the estimated assessable profits. There was no assessable profit for the year ending December 31, 2023 as the subsidiary was established in 2023.

g)	Egypt taxation

Egypt profits tax has been provided for at the rate of 22.5% on the estimated assessable profits. There was no assessable profit for the year ending December 31, 2023 as the subsidiary was established in 2024.

h)	Income tax expense (benefit)

Components of income tax expense (benefit):

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Current tax:
Current tax on profits for the year	$4,845,682	$4,529,365	$2,174
Prior year income tax overestimation	-	-	(1,829)
Total current tax	4,845,682	4,529,365	345

Deferred tax:
Origination and reversal of temporary differences	(6,156,496)	(1,013,375)	430,023
Income tax expense (benefit)	$(1,310,814)	$3,515,990	$430,368

i)	Reconciliation between income tax expense (benefit) and profit (loss) before income tax:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Tax calculated based on gain (loss) before tax and statutory tax rate (Note)	$1,487,031	$4,286,824	$(2,267,658)
Non-taxable income	(1,193,607)	-	-
Prior year income tax overestimation	-	-	(1,829)
Effects from items disallowed by tax regulation	74,848	913,745	85,387
Utilization of previously unrecognized tax losses	(1,096,751)	(3,017,084)	-
Effect of tax losses carryforward	(582,335)	-	-
Temporary differences not recognized	-	1,308,011	-
Taxable loss not recognized as deferred tax assets	-	24,494	2,614,468
Income tax expense (benefit)	$(1,310,814)	$3,515,990	$430,368

Note: The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate.

j)	Amounts of deferred tax assets or liabilities as a result of temporary differences and loss carryforwards are as follows:

	2024
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Unrealized exchange loss	$50,568	$5,503,989	$(103,272)	$5,451,285
Tax losses carryforward	-	582,335	(10,625)	571,710
Lease liability	-	16,801	(387)	16,414
Provisions	919,633	40,227	(61,056)	898,804
	970,201	6,143,352	(175,340)	6,938,213
Deferred tax liabilities:
Prepayment of pension	(59,807)	56,923	2,884	-
ROU Asset / Property and equipment	-	(17,203)	397	(16,806)
Unrealized exchange gain	-	(26,576)	485	(26,091)
	(59,807)	13,144	3,766	(42,897)
	$910,394	$6,156,496	$(171,574)	$6,895,316

	2023
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Provisions	$29,905	$876,300	$13,428	$919,633
Unrealized exchange loss	-	49,807	761	50,568
	29,905	926,107	14,189	970,201
Deferred tax liabilities:
Prepayment of pension	(62,036)	2,288	(59)	(59,807)
Unrealized exchange gain	(86,147)	84,980	1,167	-
	(148,183)	87,268	1,108	(59,807)
	$(118,278)	$1,013,375	$15,297	$910,394

Note: Gorilla Taiwan subsidiary is likely to use the DTA incurred.

k)	Expiration dates of unused tax losses and amounts of recognized deferred tax assets are as follows:

	December 31, 2024
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount	Expiry year
2020	$112,912	$112,912	$112,912	2030
2021	395,005	395,005	395,005	2031
2022	2,178,042	2,178,042	2,178,042	2032
2023	168,174	168,174	168,174	2033
	$2,854,133	$2,854,133	$2,854,133

	December 31, 2023
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount	Expiry year
2016	$335,863	$335,863	$335,863	2026
2018	265,902	265,902	265,902	2028
2020	1,391,266	1,391,266	1,391,266	2030
2021	462,800	462,800	462,800	2031
2022	2,382,650	2,382,650	2,382,650	2032
2023	151,691	151,691	151,691	2033
	$4,990,172	$4,990,172	$4,990,172

l)	The Group’s subsidiaries outside Taiwan have unrecognized tax losses of $5,044,950 and $3,797,937 as of December 31, 2024 and 2023, respectively, which have no expiry date and can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognized tax losses in their respective countries of incorporation.

34.	Earnings (loss) per share

	Year ended December 31, 2024
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (Note 1)	Earnings/ (loss) per share
Basic/ diluted loss per share
Loss attributable to the parent (Note 2)	$(64,794,616)	10,565,835	$(6.13)

	Year ended December 31, 2023
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (Note 1)	Earnings/ (loss) per share
Basic earnings per share
Profit attributable to the parent	$13,495,614	7,038,173	$1.92
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares
- Employee share options	-	93,664
- Convertible preference shares	(1,085,512)	412,685
- Restricted share units	-	13,957
Profit attributable to ordinary shareholders of the parent plus assumed conversion of all dilutive potential ordinary shares	$12,410,102	7,558,479	$1.64

	Year ended December 31, 2022
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (Note 1)	Loss per share
Basic/ diluted loss per share
Loss attributable to the parent (Note 2)	$(87,537,224)	4,908,558	$(17.83)

Note 1:	On the Closing Date, pursuant to the business combination agreement, the Company effected in the form of capital recapitalization and issued 65,000,000 ordinary shares (or 6,500,000 reflective of 10-to-1 reverse stock split effective April 15, 2024) in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including preference shares converted into ordinary shares in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. The increase in the number of ordinary shares outstanding due to the capital recapitalization are adjusted retrospectively in the calculation of basic and diluted loss per share for all periods presented based on the new number of shares. Refer to Note 24 for more information on the capital recapitalization. Shares outstanding for the years have been restated for the 10-for-1 reverse stock split effective April 15, 2024.

Note 2:	Warrants, employee share options and restricted stock units were excluded in the computation of diluted loss per share for the years ended December 31, 2024, as they were anti-dilutive. Warrants and employee share options were excluded in the computation of diluted loss per share for the year ended December 31, 2022, as it was anti-dilutive. The number of shares that were excluded from the loss per share calculation above for the year ended December 31, 2024, that could be dilutive in the future was 3,769,602 (reflective of 10-to-1 reverse stock split effective April 15, 2024). For the year ended December 31, 2022, the number of shares that could be dilutive in the future was 12,514,617 shares (or 1,251,462 shares reflective of 10-to-1 reverse stock split effective April 15, 2024).

35.	Supplemental cash flow information

Investing activities with partial cash payments:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Purchase of property and equipment	$522,835	$237,564	$2,886,753
Add: Opening balance of payable on equipment	19,724	79,517	128,013
Less: Ending balance of payable on equipment	-	(19,724)	(79,517)
Cash paid during the year	$542,559	$297,357	$2,935,249

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Acquisition of intangible assets	$42,838	$6,538,446	$73,093
Add: Opening balance of payable on intangible assets	3,020,475	-	727,060
Less: Reversal of payable on intangible assets	(2,150,000)	-	(727,060)
Less: Ending balance of payable on intangible assets	-	(3,020,475)	-
Cash paid during the year	$913,313	$3,517,971	$73,093

36.	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2024	$16,449,110	$8,640,311	$53,338	$25,142,759
Changes in cash flow from financing activities	(477,482)	(1,775,257)	(175,653)	(2,428,392)
Changes in other non-cash items	-	-	618,815	618,815
Impact of changes in foreign exchange rate	(898,170)	(520,495)	293,647	(1,125,018)
At December 31, 2024	$15,073,458	$6,344,559	$790,147	$22,208,164

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2023	$13,492,935	$10,360,684	$16,981	$23,870,600
Changes in cash flow from financing activities	2,845,059	(1,631,896)	(16,344)	1,196,819
Changes in other non-cash items	78,073	(78,073)	52,701	52,701
Impact of changes in foreign exchange rate	33,043	(10,404)	-	22,639
At December 31, 2023	$16,449,110	$8,640,311	$53,338	$25,142,759

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2022	$22,968,092	$12,829,264	$124,175	$35,921,531
Changes in cash flow from financing activities	(7,596,588)	(1,451,496)	(90,549)	(9,138,633)
Changes in other non-cash items	-	-	(7,277)	(7,277)
Impact of changes in foreign exchange rate	(1,878,569)	(1,017,084)	(9,368)	(2,905,021)
At December 31, 2022	$13,492,935	$10,360,684	$16,981	$23,870,600

37.	Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Koh Sih-Ping (Note)	Other related party
Origin Rise Limited (Note)	Other related party
Asteria Corporation	Shareholder of the Company

Note: Origin Rise Limited, which was one of the major shareholders of the Company until the Company repurchased its shares on December 5, 2022, was controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Group on September 9, 2022. Neither has been a related party to the Group since then.

b)	The Group lists Koh Sih-Ping as the joint guarantor for one of its long-term borrowings as of December 31, 2024 and 2023. Please refer to Note 16 for further details.

The Company’s interest expense and interest payable related to the loan from related parties are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Interest expense	$113,549	$253,469	$246,763

	December 31, 2024	December 31, 2023
Interest payable	$-	$247,304

c)	Please refer to Note 16 for further details on shareholder loans.

d)	Purchase of treasury shares

On December 5, 2022 (the “Effective Date”), the Agreement was made and entered into by and among the Company, Koh Sih-Ping and Origin Rise Limited that the Company purchased 2,814,895 ordinary shares (or 281,490 reflective of the 10- to-1 reverse stock split effective April 15, 2024) held by Origin Rise Limited by transferring certain accounts receivables, property and equipment, and intangible assets of the Company with value, on effective date, of $15,663,648, $12,287,359 and $1,629,133, respectively.

As of December 31, 2022, the Company has other receivable, amounting to $521,852, due from Koh Sih-Ping because the Company has obligation to pay related output tax under applicable law in same amount in relation to this transaction and this tax should be compensated by Koh Sih-Ping in accordance with the Agreement. As of December 31, 2023, the amount was not received and fully provided for.

e)	Key management compensation

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Salaries and other short-term employee benefits	$2,088,394	$2,282,050	$1,218,826
Post-employment benefits	40,875	3,283	815
Share-based compensation expenses	201,908	762,014	-
	$2,331,177	$3,047,347	$1,219,641

38.	Pledged assets

The Group’s assets pledged as collateral are as follows:

	Book value
Pledged assets	December 31, 2024	December 31, 2023	Purpose
Time deposits (shown as ‘Restricted deposits’)	$15,773,099	$41,470,915	Performance guarantee deposit, and short-term borrowings.
Land	11,901,824	12,737,302	Long-term and short-term borrowings
Buildings and structures	2,164,594	2,337,801	Long-term and short-term borrowings
	$29,839,517	$56,546,018

39.	Significant contingent liabilities and unrecognized contract commitments

a)	The significant contingent liabilities incurred after the reporting period are provided in Note 40.

b)	The significant unrecognized contract commitments are listed below:

i)	As of December 31, 2024 and 2023, the guaranteed notes secured for service project or warranty of NSGUARD Technology Inc. amounted to $54,851 and $58,702, respectively.

ii)	As of December 31, 2024 and 2023, the banker’s letter of guarantee issued by the bank at the request of the Company amounted to $9,278,761 and $36,366,370, respectively.

iii)	As of December 31, 2024 and 2023, the banker’s letter of guarantee issued by the bank at the request of Gorilla Technology Inc. amounted to $1,126,922 and $2,236,725, respectively.

iv)	As of December 31, 2024 and 2023, the banker’s letter of guarantee issued by the bank at the request of NSGUARD Technology Inc. amounted to $282,471 and $1,069,169, respectively.

v)	As of December 31, 2023, there was a promissory note of $3,000,000 outstanding under the shareholder loan agreement with Asteria Corporation. The note and accrued interest was fully repaid in April 2024.

40.	Significant events after the reporting period

The Group has evaluated subsequent events till the date the consolidated financial statements were authorized for issuance. Based on this evaluation, no events or transactions have occurred subsequent to December 31, 2024, that would require adjustment to, or disclosure in the consolidated financial statements.

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

The gearing ratios at December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Total borrowings	$21,418,016	$25,089,421
Less: Cash and cash equivalents	(21,699,202)	(5,306,857)
Net (cash) / debt	(281,186)	19,782,564
Total equity	73,103,853	54,151,733
Total capital	$73,103,853	$73,934,297
Gearing ratio	0%	27%

42.	Financial instruments

a)	Financial instruments by category

	December 31, 2024	December 31, 2023
Financial assets
Financial assets at fair value through profit or loss	$1,000	$995,101
Financial assets at amortized cost (Note)	65,007,331	48,839,518
	$65,008,331	$49,834,619

	December 31, 2024	December 31, 2023
Financial liabilities
Financial liabilities at amortized cost (Note)	$50,272,275	$42,216,345
Warrant liabilities	20,082,272	6,221,482
Convertible preference share liabilities	-	7,767,238
	$70,354,547	$56,205,065

Note: Financial assets at amortized cost include cash and cash equivalents, restricted deposits, accounts receivable, net, other receivables, net and guarantee deposits paid.

Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables, guarantee deposits received and long-term borrowings (including current portion).

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

Foreign exchange risk

1.

The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD, Egyptian pounds (“EGP”), GBP, INR. A significant portion of the Group’s future revenues is from the Egypt Contract, denominated in EGP. The fluctuation in exchange rate from EGP to U.S. dollars impacts the Group’s cash inflows when converting the EGP to U.S. dollars. Any significant revaluation of the EGP may have a material adverse effect on the Group’s revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar.

2.	The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2024
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$516,275	0.030	$15,732,406
EGP:USD	2,594,496	0.020	50,852,122
GBP:USD	21,733	1.260	27,383,676
Financial liabilities
Monetary items
NTD:USD	496,173	0.030	15,119,853
EGP:USD	89,942	0.020	1,762,866
GBP:USD	60,172	1.260	75,816,160

	December 31, 2023
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$516,510	0.033	$16,844,446
EGP:USD	600,433	0.055	33,285,236
Financial liabilities
Monetary items
NTD:USD	614,748	0.033	20,048,202
EGP:USD	432,966	0.033	14,158,000
GBP:USD	12,619	1.270	16,025,800

3.	The total exchange gain or (loss) (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2024, 2023 and 2022 amounting to ($27,799,084), $78,178 and $1,079,191, respectively.

4.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Year ended December 31, 2024
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$157,324
EGP:USD	1%	508,521
GBP:USD	1%	273,837
Financial liabilities
Monetary items
NTD:USD	1%	151,199
EGP:USD	1%	17,629
GBP:USD	1%	758,162

	Year ended December 31, 2023
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$168,444
EGP:USD	1%	332,852
Financial liabilities
Monetary items
NTD:USD	1%	200,482
EGP:USD	1%	141,580
GBP:USD	1%	160,258

Price risk

As of December 31, 2024 and 2023, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates (excluding loan from shareholders with fixed interest rate), of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $150,735, $134,491 and $99,943 in the cash outflow for the years ended December 31, 2024, 2023 and 2022, respectively.

ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable and contract assets in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

6.	The Group used the forecastability to adjust historical and timely information to assess the default possibility of accounts receivable. On December 31, 2024 and 2023, the provision matrix are as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At December 31, 2024
Expected loss rate	0.03%	0.08%~91.71%	72.68%~100%	100%
Total book value	$514,854	$25,252,572	$4,290	$7,364,002	$33,135,718
Loss allowance	170	97,099	4,290	7,364,002	7,465,561

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At December 31, 2023
Expected loss rate	0.03%~100%	0.15%~100%	1.4%~100%	100%
Total book value	$3,937,838	$4,770,297	$3,100,633	$2,754,385	$14,563,153
Loss allowance	2,489,636	4,770,297	3,100,633	2,754,385	13,114,951

7.	Movements in relation to the Group applying the modified approach to provide ECLs for contract assets, accounts and other receivable are as follows:

	2024
	Accounts receivable	Other receivables
At January 1	$13,114,951	$521,852
Provision for ECLs	897,170	-
Write off of ECLs	(6,084,336)	-
Currency translation adjustments	(462,224)	-
At December 31	$7,465,561	$521,852

	2023
	Accounts receivable	Other receivables
At January 1	$1,481,779	$-
Provision for ECLs	11,633,172	521,852
At December 31	$13,114,951	$521,852

8.	The Group’s credit risk exposure in relation to unbilled receivables under IFRS 9 as of December 31, 2024 and 2023 are $34,306,195 and $34,213,379, respectively.

9.	The Group held cash and cash equivalents and restricted deposits of $37,472,301 and $46,777,772 with banks as at December 31, 2024 and 2023, respectively, which are considered to have low credit risk as those banks are the large and renowned financial institutions. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

10.	The significant changes in the carrying amounts of accounts receivable contributed to the increase in the allowance for expected credit loss during 2023 due to the increases in credit-impaired balances for long credit term customers located in the South Asia resulted in increases in credit loss in 2023 of approximately $7.6 million.

11.	Other receivables and guarantee deposits of $2,386,725 and $613,544 as at December 31, 2024 and 2023, respectively, are considered to have low credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to material credit loss. As of December 31, 2024, the majority amount of other receivables were not received and provided for.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

2.	A significant portion of the Group’s future revenues is from the Egypt Contract, which is denominated in EGP. Fluctuations in the exchange rate between EGP to U.S. dollars may affect the Group’s cash inflows when converting the EGP to pay U.S. dollar-denominated expenses. The Group remains committed to closely managing this exposure to ensure that currency fluctuations do not materially impact its operations or financial condition.

3.	Please refer to Note 16 for undrawn borrowing facilities as at December 31, 2024 and 2023.

4.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities:

December 31, 2024	Less than 1 year	Over 1 year
Lease liabilities	$210,448	$579,699
Long-term borrowings (including current portion)	1,972,371	4,372,188

December 31, 2023	Less than 1 year	Over 1 year
Lease liabilities	$30,327	$23,011
Long-term borrowings (including current portion)	1,817,873	6,822,438

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

5.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

43.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 42.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2024 and 2023 is as follows:

(a)	The related information of nature of the assets and liabilities is as follows:

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,000	$1,000

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$910,263	$-	$19,172,009	$20,082,272

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$995,101	$995,101

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$287,482	$-	$5,934,000	$6,221,482
Convertible preference share liabilities	-	-	7,767,238	7,767,238
	$287,482	$-	$13,701,238	$13,988,720

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk, etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the years ended December 31, 2024, 2023 and 2022, there was no transfer between Level 1 and Level 2.

D.	For details of changes in Level 3 instruments for the year ended December 31, 2024 and 2023 refer to Note 22 and 23.

The Group is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value. The Finance Department has established valuation policies, processes, and rules for measuring the fair value of financial instruments and ensures compliance with the related IFRS requirements. In certain cases, the Group also engages third-party valuation specialists to support the valuation of level 3 financial instruments requiring significant judgment or use of unobservable inputs.

E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December 31, 2024	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,000	Net asset value	Not applicable	Not applicable	Not applicable

Warrant liabilities	$19,172,009	Black-Scholes Model	Risk free rate-series A	4.37%	The higher the risk free rate, the higher the fair value
			Risk free rate-series B	4.40%	The higher the risk free rate, the higher the fair value
			Price volatility - series A	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Price volatility -series B	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

	Fair value at December 31, 2023	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$995,101	Net asset value	Not applicable	Not applicable	Not applicable

Warrant liabilities	$5,934,000	Black-Scholes Model	Risk free rate	3.90%	The higher the risk free rate, the higher the fair value
			Price volatility	93.45%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

Convertible preference share liabilities	$7,767,238	Option Pricing Model	Risk free rate	3.90%	The higher the risk free rate, the higher the fair value
			Price volatility	93.23%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

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

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the consolidated statements of comprehensive income (loss). The accounting policies of the operating segments are in agreement with the significant accounting policies in the consolidated financial statements for the year ended December 31, 2024. Sale transactions among segments are based on arms-length principle.

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Year ended December 31, 2024
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$71,895,619	$2,778,411	$-	$-	$74,674,030
Inter-segment revenue	29,807,085	1,926	-	(29,809,011)	-
Total segment revenue	$101,702,704	$2,780,337	$-	$(29,809,011)	$74,674,030
Segment gain (loss) before tax	$(291,133)	$10,114,799	$(51,015,192)	$(24,913,904)	$(66,105,430)
Segment including :
Depreciation	$508,757	$63,401	$537	$1,426	$574,121
Amortization	$141,937	$5,883	$672,827	$554	$821,201
Interest income	$(1,247,990)	$(15,578)	$(304,155)	$(1,530)	$(1,569,253)
Interest expense	$564,278	$52,688	$113,549	$1,993	$732,508
Tax expense	$(715,170)	$(613,612)	$800	$17,168	$(1,310,814)
Segment assets	$148,312,072	$106,857,376	$96,733,693	$(198,107,159)	$153,795,982
Segment liabilities	$114,950,253	$106,566,450	$30,753,177	$(171,577,751)	$80,692,129

	Year ended December 31, 2023
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$61,789,671	$2,905,320	$-	$-	$64,694,991
Inter-segment revenue	11,697,729	39,339	-	(11,737,068)	-
Total segment revenue	$73,487,400	$2,944,659	$-	$(11,737,068)	$64,694,991
Segment gain (loss) before tax	$28,283,481	$(3,547,581)	$(7,948,575)	$224,279	$17,011,604
Segment including :
Depreciation	$476,605	$26,637	$19,721	$-	$522,963
Amortization	$102,736	$4,633	$618,662	$-	$726,031
Interest income	$(309,605)	$(16,394)	$(444,411)	$-	$(770,410)
Interest expense	$529,750	$34,553	$253,762	$-	$818,065
Tax expense	$3,370,891	$142,928	$2,171	$-	$3,515,990
Segment assets	$85,334,926	$9,137,251	$113,310,681	$(92,349,110)	$115,437,748
Segment liabilities	$50,490,134	$16,486,654	$83,970,880	$(89,661,653)	$61,336,015

	Year ended December 31, 2022
			Other	Adjustment and
	Security Convergence	Video IoT	segment (Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$12,710,421	$9,698,387	$-	$-	$22,408,808
Inter-segment revenue	149,771	826,548	-	(976,319)	-
Total segment revenue	$12,860,192	$10,524,935	$-	$(976,319)	$22,408,808
Segment loss before tax	$(2,848,847)	$(6,750,899)	$(77,507,110)	$-	$(87,106,856)
Segment including :
Depreciation	$2,490,896	$3,447,091	$180	$-	$5,938,167
Amortization	$967,557	$720,061	$-	$-	$1,687,618
Interest income	$(9,861)	$(36,235)	$(189,816)	$-	$(235,912)
Interest expense	$221,215	$336,045	$278,013	$-	$835,273
Tax expense	$81,248	$346,946	$2,174	$-	$430,368
Segment assets	$22,387,916	$30,228,118	$45,236,856	$(32,592,012)	$65,260,878
Segment liabilities	$21,790,810	$26,070,168	$19,088,347	$(30,231,630)	$36,717,695

Note 1:	Other segment is composed of holding companies and overseas subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the consolidated statements of comprehensive income (loss).

ii)	Refer to clause c) above for information on total consolidated profit or loss after reconciliation and reconciliation for profit or loss after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Refer to Note 26 for the disclosure information by products and services.

f)	Geographical information

Geographical information for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Revenue	Non-current assets (Note 1)	Revenue	Non-current assets (Note 1)	Revenue	Non-current assets (Note 1)
Asia
-Taiwan	$74,632,115	$14,889,959	$64,615,921	$15,821,531	$14,706,318	$16,716,816
-Hong Kong	-	-	63,615	3,695,405	7,687,126	704
-India	-	82,874	-	-	-	-
-Others	-	-	-	47,964	10,774	-
Americas	-	358	-	895	4,590	1,431
Egypt	-	410,787	-	-	-	-
United Kingdom	41,915	198,681	-	-	-	-
Cayman Islands	-	2,856,051	-	65,578	-	537,684
Other regions	-	315,304	15,455	5,874,406	-	-
	$74,674,030	$18,754,015	$64,694,991	$25,505,779	$22,408,808	$17,256,635

Revenues by geography are determined based on the region of the Group’s contracting entity, which may be different than the region of the customer. Revenue from Taiwan accounted for approximately 99, 99 and 66 percent of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Non-current assets by geography are based on physical location.

Note 1:	Non-current assets excludes deferred tax assets, guarantee deposits paid and intercompany balances.

g)	Major customer information

Information of major customers that exceed 10% of the revenue in the statements of comprehensive income for each of the three years presented is as follows:

		Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Location	Revenue	Segment	Revenue	Segment	Revenue	Segment
Customer A	Singapore	$-	Not applicable	$-	Not applicable	$5,388,482	Security Convergence
Customer B	Taiwan	-	Not applicable	-	Not applicable	3,691,803	Security Convergence
Customer C	Taiwan	11,025,893	Security Convergence	8,129,968	Security Convergence	-	Not applicable
Customer D	Egypt	59,095,524	Security Convergence	52,271,731	Security Convergence	-	Not applicable

Note 1:	As of December 31, 2024, one customer accounted for over 10% of total accounts receivable. As of December 31, 2023, no customer accounted for 10% or more of total accounts receivable.