Form 20-F
period 2025-12-31
Gorilla Technology Group Inc.
filed 2026-04-15
CIK 1903145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

64 North Row

London, United Kingdom W1K 7DA

+442039880574

(Address of principal executive offices)

Jayesh Chandan

Chief Executive Officer

+442039880574

jay@gorilla-technology.com

64 North Row

London, United Kingdom W1K 7DA

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class A Contingent Value Rights, Placement Agent Warrants, Pre-Funded Warrants, Series C Warrants.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 26,188,972 ordinary shares, par value $0.001 (not including 167,540 ordinary shares held by the company as treasury shares), 9,582,724 warrants, 4,507,875 Class A Contingent Value Rights, 120,000 Placement Agent Warrants, no Pre-Funded Warrants and 200,000 Series C Warrants (as of December 31, 2025).

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

GORILLA TECHNOLOGY GROUP INC.

Form 20-F

For the Fiscal Year Ended December 31, 2025

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

“EGP”	means Egyptian pounds.

“EU”	means the European Union.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“FVTPL”	means fair value through profit or loss.

“FVOCI”	means fair value through other comprehensive income.

“GAAP”	means accounting principles generally accepted in the United States of America.

“Global”	means Global SPAC Partners Co., a Cayman Islands exempted company.

“Global IPO”	means the initial public offering of Global, which was consummated on April 13, 2021.

“GoE”	means the Government of the Arab Republic of Egypt.

“Gorilla warrants”	means the warrants to be received by warrant holders of Global in exchange for Global warrants pursuant to the Business Combination Agreement.

“IAS”	means International Accounting Standards.

“IASB”	means International Accounting Standards Board.

“IFRS”	means International Financial Reporting Standards.

“I-Bankers”	means I-Bankers Securities, Inc., representative of the several underwriters in Global IPO.

“PCAOB”	means the Public Company Accounting Oversight Board.

“PIPE Investment”	means the purchases of PIPE Subunits pursuant to the Amended Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.

“PIPE Investors”	means certain accredited investors who executed Amended Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Subunits.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report includes the audited consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years ended December 31, 2025, 2024 and 2023, prepared in accordance with IFRS, as issued by the IASB, and presented in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal year 2023 and 2023 are references to the fiscal year ended December 31, 2023, references to fiscal year 2024 and 2024 are references to the fiscal year ended December 31, 2024, and references to fiscal year 2025 and 2025 are references to the fiscal year ended December 31, 2025.

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

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See Item 3. “Key Information – 3.D. Risk Factors.” and below “Special Note Regarding Forward-Looking Statements.”

v

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	We earn a substantial portion of our revenues from a limited number of clients, and the loss of any of such clients could have a material adverse effect on us;
●	If Gorilla is unable to successfully enhance its services, integrate new technologies into its offerings, and invest effectively in research and development, its growth, business, results of operations and financial condition could be adversely affected;
●	Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected;
●	We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate and / or intend to operate;
●	Gorilla relies, in part, on partnerships with industry-leading technology companies to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted;
●	The market for Gorilla’s Smart City AI & Cybersecurity services and products is relatively new, and may decline or experience limited growth, and its business is dependent on its clients’ continuing adoption and use of its services and products;
●	Gorilla’s competitive position depends, in part, on our ability to adapt to rapid technological changes and evolving industry standards, and on our platforms operating effectively along with third-party products and services. Because our platforms are complex and may require lengthy implementation process, any failure to maintain such compatibility or to satisfy our customers’ requirements or perform as desired could harm us;
●	Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on us;
●	Currency exchange rate fluctuations in the various currencies in which we do business could have a material adverse effect on us; and
●	Gorilla’s business depends on expanding its client base and on clients increasing their use of its services, and its inability to expand its client base, or a loss of any of its clients or a decline in their use of its services or an inability to maintain client relationships due to inadequate customer support, could adversely affect us.

These and other risk factors are discussed in more detail in this Annual Report, including under Item 3. “Key Information – 3.D. Risk Factors.” The forward-looking statements in this Annual Report are only predictions. These statements are inherently uncertain, subject to risks and uncertainties, some of which cannot be predicted or quantified, and investors are cautioned not to unduly rely upon these statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

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

Risks Related to Gorilla’s Business and Industry

We earn a substantial portion of our revenues from a limited number of clients.

Gorilla derives and expects to continue to derive a significant portion of its revenues from a select group of key clients, including government entities such as the Government of the Arab Republic of Egypt (“GoE”), the Criminal Investigation Bureau of Taiwan, Taoyuan Airport and private companies such as Freyr Technology AI Pte. Ltd. (“Freyr”).

Reliance on a concentrated client base poses risks of fluctuations in demand, which may have a material adverse effect on our business, results of operations, financial condition and cash flows. Moreover, the loss of a major client could also impact our reputation in the market, making it more difficult to attract and retain clients more generally.

Certain large customer engagements may require us to commit significant resources and infrastructure in advance of, or without assurance of, corresponding revenue. The loss of, or a significant reduction in, business from one or more of our key clients could result in excess capacity, reduced utilization of resources, lower margins and could have a material adverse effect on our business, results of operations and financial condition.

Global macroeconomic and geopolitical conditions affect us, our clients, our partners and the markets they serve. Volatile, negative and uncertain economic and geopolitical conditions could in the future undermine business confidence in the markets in which we operate, which are increasingly interdependent. This may cause our clients to reduce or defer their spending on new initiatives and technologies, and negatively affect our business.

Gorilla seeks to diversify its client portfolio by expanding into new markets to enhance revenue stability but may not succeed in doing so.

If Gorilla is unable to enhance its services, integrate new technologies in its offerings, and invest effectively in research and development, its growth, business, results of operations and financial condition could be adversely affected.

Gorilla’s ability to maintain and grow demand for its services and solutions requires that it continues to develop and implement offerings that keep pace with changes in the industry, anticipate rapid technological changes, and respond to its clients’ needs in areas such as intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. As part of these efforts, Gorilla has invested and expects to continue investing substantially in research and development to develop new technologies, enhance existing services and commercialize new services.

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

If Gorilla is unable to successfully enhance its existing services to meet evolving consumer requirements, develop new technologies and services or if there are delays in the availability or adoption of its new technologies and services, then Gorilla may not be able to grow its business as quickly as anticipated, if at all.

In addition, Gorilla’s ability to increase usage of its services depends, in part, on the development of new uses for its services, which may be outside its control, and may require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. Although Gorilla anticipates continued growth in video intelligence, Internet of Things (“IoT”) technologies and cybersecurity markets, such growth may occur more slowly or not at all, and Gorilla may not benefit from its investments.

Any of the foregoing could adversely affect our business, results of operations and financial condition.

We may experience fluctuations in our results of operations, cash flows and position due to various factors, including seasonality and the timing of material capital spending in long-term contracts.

Historically, the first quarter of Gorilla’s fiscal year generally has relatively lower sales, and sales generally increase in each subsequent quarter with substantial increases during the fourth quarter. Gorilla believes that this seasonality results from a number of factors, including:

●	The fiscal year end procurement cycle of Gorilla’s government customers;
●	The fiscal year budgeting process for Gorilla’s government customers;
●	Seasonal reductions in business activity during the first quarter of each fiscal year in Asia and certain other regions; and
●	Timing of projects and Gorilla’s customers’ evaluation of progress of its work.

This seasonality has historically caused and may continue to cause variability in the timing of recognition of revenue and its collections.

Given the historical seasonal pattern of sales, Gorilla believes that its customers’ required timing for certain new government or commercial programs requiring new services may not follow seasonal purchasing and evaluation decisions by its customers, which may outweigh the nature or magnitude of seasonality that has prevailed in our business to date. Additionally, increased government spending on technology aimed at surveillance or cybersecurity and new sizable business wins may drive customer demand at different times throughout Gorilla’s fiscal year, the timing of which Gorilla may not be able to anticipate, however it may dilute the seasonality in its results of operations and cash flows, for instance, the material size of multi-year project in Egypt started in 2023 outweighed the seasonality trends.

However, in the short-term, we expect that seasonality will continue to materially impact Gorilla’s business if our expectations on prospective customer contracts with uniform revenues are not realized. The seasonality of Gorilla’s business may cause continued or increased fluctuations in its results of operations and cash flows.

In addition, certain elements of Gorilla’s cost structure do not fluctuate proportionately with revenue, such as employee compensation expenses, research and development costs, sales and marketing expenses, and other administrative costs, which are relatively fixed in the short term and may not decline during periods of lower revenue. Such costs, together with fluctuations in the mix of services and products sold in a given period, including shifts between higher-margin and lower-margin offerings, and potential delays in customers’ purchasing cycles or deferments of purchases, may adversely impact Gorilla’s operating margins and cash flows during historically weaker quarters and cause fluctuations in its quarterly results.

Gorilla may need to raise additional funds in the future in order to execute its business plan, and these funds may not be available to Gorilla when it needs them or on favorable terms. If Gorilla cannot raise additional funds when it needs them, its business, financial condition and results of operations could be adversely affected.

Gorilla may require additional capital in the future in order to fund its growth strategy or to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. While Gorilla plans to fund growth opportunities with cash from operations or from future financings, there can be no assurance that sufficient amounts will be available when needed.

Our growth initiatives and certain customer deployments may require significant capital expenditures, including investments in infrastructure, technology and long-term operational commitments. These investments may not generate expected returns, particularly if customer demand or usage does not materialize as anticipated and could increase our reliance on external financing.

Gorilla may not be able to timely secure debt or equity financing on favorable terms, or at all. Gorilla’s decision to issue debt or equity in the future may depend on market conditions and factors beyond its control. Accordingly, Gorilla cannot predict or estimate the amount, timing, nature or success of its future capital raising efforts. If Gorilla raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, its existing shareholders could experience significant dilution. In addition, any debt financing obtained by Gorilla in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Gorilla to obtain additional capital. If Gorilla is unable to obtain adequate financing or financing on terms satisfactory to Gorilla when required, Gorilla’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited.

Gorilla relies, in part, on partnerships with industry-leading technology companies to grow its business. The partnerships may not produce the financial or operating results that Gorilla anticipates. In addition, if Gorilla is unable to enter into partnerships, or successfully maintain them, its growth may be adversely impacted.

Gorilla believes that its continued growth depends, in part, on developing and expanding strategic relationships and working as partners with technology companies, including cloud infrastructure providers, telecoms, chipset vendors, artificial intelligence companies, data centers and storage manufacturers. Such partnerships enable increasing Gorilla’s customer base without the need to address the customers directly. We believe it is important that our Edge AI integrate seamlessly with a potential client’s existing IT infrastructure, which often utilizes hardware manufactured or software developed by other technology companies.

Partnerships that Gorilla enters into may not lead to expected benefits and intended growth as planned. Gorilla may also have difficulty assimilating new partnerships and their services, technologies, IT systems and personnel into its operations. IT and data security profiles of partners may not meet its technological standards and may take longer to integrate and remediate than expected, resulting in higher costs or causing Gorilla to forego certain partnerships altogether. If Gorilla fails to develop or expand strategic relationships and partnerships with other technology, AI and data center companies, or if it is unable to effectively integrate and manage new partnerships, it may be unable to grow its business or meet customer needs, which could disrupt its operations, increase expenses and adversely affect its business, results of operations and financial condition.

We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate and / or intend to operate.

Our business has become increasingly complex given the scale of our operations, product offerings, technological advancements and the diverse markets in which we operate and / or intend to operate. It is costly to establish, develop and maintain international operations, adapt our business model to new and / or diverse regulatory environments and to promote our brand internationally. Consequently, such operations may not become or remain profitable on a sustainable basis. As our operations expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

As our business has grown, we have experienced increases in data usage and customer demands on our platform and infrastructure. This has placed and may continue to place additional demands on Gorilla’s operational infrastructure and management. Managing our growth also requires us to preserve key aspects of our corporate culture and maintain our ability to attract and retain qualified personnel, and failure to do so could adversely affect our ability to execute our business strategy.

In managing large-scale projects, Gorilla prioritizes meeting performance obligations, securing necessary financing, and ensuring timely delivery of goods and services that meet or exceed required standards. Effective management of these commitments supports continued client confidence and reinforces Gorilla’s position as a reliable partner.

Gorilla’s involvement in government contracts, such as the Firm-Fixed Price Contract for building a secure governmental air-gapped network (the “Egypt Contract”) with the GoE, requires adherence to strict regulatory and compliance standards. If Gorilla fails to maintain robust governance frameworks to ensure compliance with procurement integrity, labor laws, supply chain security, and other public sector requirements, such failure could have a material adverse effect on our results of operations and financial condition. External factors such as political shifts, policy changes, or payment delays can introduce operational challenges.

Gorilla continues to strengthen its compliance programs, including those related to data protection, privacy, cybersecurity and anti-corruption, and may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, any of which could have an adverse effect on its business, reputation, results of operations or financial condition.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. From time to time, we may evaluate prospective businesses in new markets where we believe there may be an opportunity to use our experience in highly diverse environments to reach underserved buyers and sellers. We may also exit from certain markets or cease certain operations in certain markets due to a variety of factors.

Our operations and expansions in new markets may become subject to risks associated with:

●	lack of experience in operating in new markets, including failures to roll-out products and services which meet the needs or preferences of the new markets;
●	our ability to integrate our product offering in markets with limited technological infrastructure;
●	challenges in adapting our approach and strategies in existing markets to new markets;
●	recruiting and retaining talented and capable management and employees in new markets;
●	our ability to appropriately deploy resources and management’s attention that otherwise would be focused on the development of our existing markets and businesses;
●	our inability to understand different user behaviors, tastes and preferences and / or culture in new markets and challenges caused by distance, language, local and regional competitive landscapes;
●

implementing our business practices in a manner that complies with local laws and practices of new markets, which may differ significantly from our existing markets, including laws regarding data protection, privacy, network security, cybersecurity, encryption, among others;

●	maintaining adequate and effective controls across the new markets;
●

protectionist laws and customary business practices of the new markets that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restrictions on foreign ownership or foreign currency exchange;

●

actions by governments or others to restrict access to our products and services, whether these actions are taken for political, security or other reasons, or that may cause us to discontinue our operations in a particular market; and

●

differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to cross-border transactions, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

Any of the foregoing could adversely affect our business, financial condition and results of operations.

The security convergence and Video IoT businesses may be relatively new in certain markets, the relevant regulations might be evolving. We may be regularly subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties, diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth or monetization strategy, or otherwise have a material adverse effect on our operations.

Existing or future investments or acquisitions may not be successful.

We have in the past and may in the future invest in and / or acquire businesses, services, rights in intangible assets, capabilities or technologies from time to time. We may fail to identify appropriate investments and / or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

●	our investments or acquisitions may be viewed negatively by customers, financial markets or investors;
●	the costs of identifying and consummating these transactions may be significant;
●

acquisitions and the subsequent integration of new technologies, businesses, personnel and operations could require significant management attention, divert resources from our existing businesses or even fail;

●

we may assume pre-existing contractual relationships of an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business;

●

an acquisition may result in a delay in the execution and performance of customer contracts for Gorilla and the acquired company due to customer uncertainty about continuity and effectiveness of service from either company;

●	we may assume unknown material liabilities of acquired companies, or may be exposed to claims and disputes by shareholders and third parties, including intellectual property claims and disputes; and
●	we may be unsuccessful in accurately projecting revenue, cost or other metrics of the invested or acquired entity in the due diligence process;

There may be failure or delay in obtaining any required approvals and licenses from relevant government authorities. We may become subject to new governmental regulations in connection with our investments and acquisitions, which could result in increased costs and new strategic risks. Any of these risks may materially and adversely affect our business, financial condition and results of operations.

Gorilla’s business depends on expanding its client base and on clients increasing their use of its services, and its inability to expand its client base, a loss of its significant clients, a decline in use of its services or an inability to maintain client relationships due to inadequate customer support, could adversely affect its business, results of operations and financial condition.

Gorilla’s ability to grow and generate revenue depends, in part, on its ability to expand its client base, maintain and grow relationships with existing clients leading to an increase in the use of its services. Failing which Gorilla’s revenue growth may decline, and its financial condition and results of operations may be adversely affected. Many of Gorilla’s clients do not have long-term contractual commitments and may reduce or cease the use of its services at any time without penalty or termination charges. Any inability to attract new clients, retain existing clients or reductions in their usage levels may adversely impact Gorilla’s business, financial condition and results of operations. Gorilla cannot accurately predict its clients’ usage patterns, and if a significant number of clients reduce or cease their usage of our services, then Gorilla may be required to increase its sales and marketing expenditure to maintain or grow its revenue, which could adversely affect its business, results of operations and financial condition.

In certain cases, Gorilla may commit to infrastructure, compute capacity or other resources in advance to support anticipated customer demand. If actual usage levels are lower than expected, or if demand declines, Gorilla may experience underutilization of such resources, which could adversely affect its margins and results of operations.

Gorilla’s ability to retain clients and expand their usage of its services also depends on providing high quality customer support to assist them with implementing its services effectively, resolving post-implementation issues quickly and providing ongoing technological support. If Gorilla does not devote sufficient resources to customer support or is otherwise unsuccessful in assisting clients effectively, its ability to retain existing clients, maintain its reputation or win new clients may be adversely affected. Gorilla may also be unable to respond quickly to increases in support demand or adapt its support model to remain competitive, which could increase costs without corresponding revenue.

Our expansion into the production of AI ready data centers in conjunction with our existing partners is relatively new, and could lead to an adverse effect in our business if the market fails to maintain its current momentum or if we are unable to provide our services on commercially competitive terms, including are prospects with prospective partners.

Gorilla has been entering into partnerships to develop a network of AI-powered data centers across Southeast Asia. Operating AI-ready data centers requires vast amounts of electricity and water for power and cooling. As demand for AI computing accelerates, our facilities may experience growing strain on available energy infrastructure. We rely and expect to rely on third parties (including utilities, landlords and infrastructure providers) for the provision and continuity of power. We therefore have limited control over power availability, outage remediation, infrastructure upgrades or the timing and cost of obtaining additional capacity. While we employ, and expect to continue to enhance, backup and redundancy measures in connection with our infrastructure and data center plans, these safeguards may not prevent service interruptions, particularly during large-scale or prolonged outages. In addition, any increase in electricity or water costs, supply shortages, planned or unplanned power outages, or governmental restrictions on energy use or emissions could materially increase our operating expenses or limit our ability to expand. If we are unable to secure sustainable or affordable energy sources, our margins, competitiveness, and ability to scale may be adversely affected.

Our ability to operate and expand AI data centers depends on timely access to advanced computing hardware, including GPUs and other accelerators. Supply chain constraints, limited vendor availability, or export controls could restrict access to these critical components. Furthermore, the pace of innovation in AI hardware is rapid, and infrastructure investments we make today may become obsolete more quickly than expected. If we cannot procure next-generation hardware on favorable terms, or if competitors deploy superior technologies, our services may become less competitive, and our growth prospects could be materially affected.

The construction and operation of AI-optimized data centers require substantial upfront capital investments. Our ability to generate returns from these investments depends on sustained demand for AI computing services. If demand for AI workloads slows, or if key customers reduce their reliance on our services, seek alternative providers, or renegotiate contracts on unfavorable terms, our revenue and margins could be adversely affected. In addition, competition for AI data center services is intense, and new entrants or existing hyperscale providers with greater resources may erode our market position. As a result, there is no assurance that our significant anticipated capital expenditures will yield the expected benefits, and we may not achieve the anticipated financial returns.

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

The utilization of smart city technologies is still in its infancy, and there may be a lack of consumer awareness regarding the advantages of our offerings. If potential users do not recognize the benefits, they might turn to alternative solutions to meet their business needs. The competitive edge of our platforms also partly relies on compatibility with third-party products. To scale our business and strengthen our market position, we are building awareness for our potential customers on the utility of our offerings, broaden our service range, and introduce new technologies to enhance market acceptance and utilization of our platform. The expansion of our market reach depends on various factors such as cost, performance, and perceived value of our offerings. Public sector engagements occasionally attract scrutiny or public commentary, including from activists or media sources. While we seek to uphold a commitment to ethical business practices and responsible innovation, ensuring that our operations align with regulatory and societal expectations, the public may have a negative view on our products specifically or the smart city market generally. If the smart city market does not grow substantially or if there is a fall in demand for our services or products due to lack of acceptability, technological hurdles, competing solutions, reduced budgets by current and prospective clients, economic downturns, or other factors, our business, financial condition, and operational results could be adversely affected.

Gorilla’s competitive position depends, in part, on our ability to adapt to rapid technological changes and evolving industry standards, and on our platforms operating effectively along with third-party products and services. Because our platforms are complex and may require lengthy implementation process, any failure to maintain such compatibility or to satisfy our customers’ requirements or perform as desired could harm our business, results of operations, and financial condition.

The markets in which we operate, including video intelligence, IoT technologies and cybersecurity, are subject to rapid technological change, evolving industry standards and shifting customer needs, requiring us to continually update and enhance our platforms and services to remain competitive. The success of Gorilla’s business will depend, in part, on its ability to adapt and respond effectively to these changes on a timely basis.

Our platforms depend, in part, on their ability to operate with products and services of third parties, software services and infrastructure, including but not limited to, in connection with our sales relationships, platform partnerships, strategic alliances, and other similar arrangements, where applicable. We must continuously modify and enhance our platforms to adapt to changes in, or to be integrated or otherwise compatible with, evolving hardware, software, networking, mobile applications, browser and database technologies. If new technologies emerge or industry standards shift in ways that require more significant updates than we can deliver on a timely basis, or we are unable to develop enhancements that keep pace with rapid industry changes or offer services at competitive prices with improved efficiency, convenience or security, then our services may become less competitive or obsolete. Third parties may elect not to support their hardware, software or infrastructure in a manner compatible with our platforms and may develop competing technologies without maintaining interoperability with us. If we are not successful in maintaining and expanding such compatibility, our business, financial condition and results of operations could be adversely impacted.

Our platforms and services are complex due to the nature of the needs of our customers, and rapid technological changes in the industry where we operate. Implementing our platforms can be a complex and lengthy process since we often configure our existing platforms for a customer’s unique environment. An inability to meet the unique needs of our customers may result in customer dissatisfaction and/or damage to our reputation, which could materially harm our business. Further, the proper use of our platforms often requires trainings for our customers and the initial or ongoing services of our technical personnel as well as operations and maintenance services over the contract term. If training and/or ongoing services require more of our expenditures than we originally estimated, our margins will be lower than projected.

In addition, if our customers do not use our platforms as prescribed or as intended, then it may lead to subpar performance or outcomes. It is possible that our platforms may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our platforms. Similarly, our platforms may sometimes be used by customers with smaller or less sophisticated IT departments and / or customer personnel who are not well trained in the use of our platforms. This may result in sub-optimal performance at a level lower than anticipated by the customer, customers deferring the deployment of our platforms and services, deployment in a more limited manner than originally anticipated, or customers not deploying it at all. Additionally, our platforms may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could adversely impact our business, results of operations and growth prospects. Our customers rely on our platforms and services to address important business goals and challenges. Accordingly any improper use or configuration of our platforms and maintenance services, failure to properly train customers on how to efficiently and effectively use our platforms, or failure to properly provide implementation, analytical or maintenance services to our customers may result in contract terminations or non-renewals, reduced revenues, negative publicity and / or legal claims against us. Additionally, as we continue to expand our customer base, any failure by us to properly provide these services may result in lost opportunities for follow-on expansion sales of our platforms and services.

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

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	Greater repute, longer operating histories, and larger customer bases;
●	Larger sales and marketing budgets, resources and the capacity to leverage their sales efforts across a broader portfolio of products;
●	Broader, deeper, or otherwise more established relationships with technology, channel and distribution partners, and customers;
●	Wider geographic presence or greater access to larger potential customer bases;
●	Greater focus in specific geographies;
●	Lower labor and research and development costs;
●	Larger and more mature intellectual property portfolios; and
●	Substantially greater financial, technical and other resources to provide services, to make acquisitions and to develop and introduce new products and capabilities.

In addition, some of our larger competitors have substantially broader and more diverse product and service offerings and may be able to leverage their relationships with distribution partners and customers based on other products to gain business in a manner that discourages customers from purchasing our platforms. They may do so by selling at zero or negative margins, product bundling or offering closed technology platforms. Potential customers may also prefer to purchase from their existing provider rather than a new provider regardless of platform performance or features. As a result, even if the features of our platforms offer advantages that others do not, customers may not purchase our platforms. These larger competitors often have broader product lines and market focus or greater resources and may therefore not be as susceptible to economic downturns or other significant reductions in capital spending by customers. If we are unable to sufficiently differentiate our platforms from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance, or value, we may see a decrease in demand for those platforms, which could adversely affect our business, financial condition, and results of operations.

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

We generally do not enter into business with customers or governments whose positions or actions we consider inconsistent with our mission and values to support Western liberal democracy and its strategic allies. Our leadership believes that working with the Chinese Communist Party is inconsistent with our culture and mission. Accordingly, we do not pursue any sales opportunities with the Chinese Communist Party, do not host our platforms in China, and impose limitations on access to our platforms in China in order to protect our intellectual property, to promote respect for and defend privacy and civil liberties protections and to promote data security. Our decision to avoid this large potential market, and more broadly to not enter into relationships with customers or governments, which can otherwise lead to divergence from our culture and mission, may limit our growth prospects and could adversely impact our business, results of operations, and financial condition, and we may not compete successfully against our current or potential competitors who choose to operate in China or engage with such customers or governments.

We may fail to attract and retain sufficiently trained highly skilled employees, including members of our senior management team and professionals with sufficient leadership capabilities, to support our operations, which could harm our business and impair our ability to successfully implement our business strategy.

To execute our growth plan, Gorilla must attract, hire, motivate, develop, and retain a sufficient number of highly skilled personnel, across various functions, including engineering, finance, marketing, sales, and technology and support. Competition is intense, especially for engineers skilled in software design and development, as well as experienced sales professionals. Gorilla has experienced, and may continue to experience, difficulty in hiring and retaining employees with the necessary qualifications. Many of our competitors have greater resources and may attempt to recruit our skilled employees. In addition, certain domestic immigration laws, including those in Taiwan, the United Kingdom, Egypt or the United States, restrict or limit our ability to recruit internationally. Additionally, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment, and a decline in the perceived value of Gorilla’s equity awards may harm our recruitment and retention efforts.

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

We maintain cybersecurity insurance and other types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover all costs associated with a potential data security or other incident. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our financial condition.

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

The evolving and competitive technological environment adds complexity to these risks. Intellectual property-related disputes or claims, even if unfounded, could force Gorilla to alter business practices, incur significant license, royalty, or technology development expenses, or pay substantial damages or legal fees. These risks are compounded by the uncertainties of global IP systems and differing enforcement mechanisms

If any of the systems of any third parties upon which we rely, our customers’ cloud or on-premises environments, or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and operations and maintenance services may be harmed, and we may lose business and incur losses or liabilities.

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

We, and the third-party vendors upon which we rely, have experienced, and may in the future experience, cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors’ technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Although prior cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that future cyberattacks, if successful, will not have a material impact on our business or financial results. While we have security measures in place to protect our information and our customers’ information and to prevent data loss and other security breaches, we have not always been able to do so and there can be no assurance that in the future we will be able to anticipate or prevent security breaches or unauthorized access of our information technology systems or the information technology systems of the third-party vendors upon which we rely. Despite our implementation of network security measures and internal information security policies, data stored on personnel computer systems is also vulnerable to similar security breaches, unauthorized tampering or human error.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of our customers, including U.S. government customers, contractually require us to notify them of data security breaches. Compliance with such legal and contractual obligations may increase our costs and expose us to additional liability in the event of a breach.

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

Our business depends, and will increasingly depend, on the availability of critical components used to support our AI, video intelligence and cybersecurity platforms. We do not manufacture these components and instead rely on third-party suppliers. Any disruption in the availability of these components, including due to supply chain constraints, manufacturing limitations, allocation decisions by suppliers, increased demand, geopolitical events or regulatory developments, could delay our ability to deploy, expand or maintain our platforms. If we are unable to obtain sufficient quantities of these components on a timely basis and on acceptable terms, our business, results of operations and financial condition could be adversely affected.

We have experienced, and may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition, and results of operations could be adversely affected. Because our platforms are complex, undetected errors, defects or bugs may occur, particularly in connection with new releases or updates. Such defects could delay product launches, require redesign efforts, result in warranty or service level credit obligations, damage our reputation, or adversely affect market acceptance of our platforms.

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

Legal and Regulatory Risks Related to Gorilla’s Business

Gorilla’s operations are subject to a variety of United States and international laws and regulations, including those regarding privacy, data protection and information security, and its data consumers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Non-compliance with these applicable laws and regulations could damage our reputation, lead to costly litigation, and harm our business.

Privacy is at the core of Gorilla’s technology. Gorilla and its data providers and data consumers may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing, and use of personal data. We process and, in some cases, collect and/or store sensitive data in connection with our services. This data may include our clients’ information, such as names, addresses, payment details, and account history. In addition, we collect and store data regarding our employees. In the United States, several states have enacted or are considering enacting privacy regulations, including the California Consumer Privacy Act, as amended; and there are several privacy regulations in other jurisdictions, such as the General Data Protection Regulation in the European Union, the International Data Transfer Agreement in the United Kingdom, the Digital Personal Data Protection Act, 2023 in India, the Protection of Personal Data Law (Law No. 151 of 2020) in Egypt, and the Personal Data Protection Act, B.E. 2562 (2019) in Thailand. These privacy regulations impose privacy and data security compliance obligations and significant penalties for noncompliance. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. We may also face audits or investigations by one or more domestic or foreign government agencies or our clients pursuant to our contractual obligations relating to our compliance with these regulations. Complying with changing regulatory requirements requires us to incur substantial costs, exposes us to potential regulatory action or litigation, and may require changes to our business practices in certain jurisdictions. As a result, we are subject to various data protection and privacy laws in the countries where we operate, and the failure to comply with such laws could result in significant fines and penalties. In addition, we may not be able to limit our liability to our clients with respect to breaches of our obligation to keep the information we receive from them confidential.

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

Gorilla’s business and operations are subject to a variety of complex and evolving regulatory requirements globally, including, among other things, with respect to labor, tax, import and export, anti-corruption, data privacy and protection and communications monitoring and interception. Compliance with these regulatory requirements may be onerous and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to extend across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction and may also influence market demand for many of Gorilla’s products and/or customer requirements for specific functionality and performance or technical standards. Gorilla may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate its business, such as for the import or export of its products. While we have implemented policies and procedures designed to achieve compliance with the applicable laws and regulations, we cannot guarantee that we or our personnel will fully comply with them at all times. Noncompliance with applicable regulations or requirements, including those related to anticorruption, export controls, data privacy, employment, procurement, and cybersecurity, could subject us to investigations, administrative proceedings, sanctions, enforcement actions, fines, damages, litigation, civil and other penalties, as well as harm our reputation, financial condition, and operations.

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

Risks Related to Gorilla’s Substantial Presence in Taiwan, Thailand and Egypt

Gorilla’s global operations are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, any of which may adversely affect its business, results of operations and financial condition.

Gorilla’s headquarters are located in the United Kingdom, while its offices and employees, including certain management members, are primarily in Taiwan, a region where political, economic, and military conditions, including any escalation of tensions between China and Taiwan, may directly affect its business and operations. Gorilla has historically conducted much of its business in Taiwan and has now expanded into emerging markets, such as Egypt and Thailand, which are central to its growth strategy. However, many of these regions where we operate or plan to operate have experienced, and may continue to experience, political instability, civil unrest, hostilities, terrorist activities, export controls and economic volatility, amplified by global conflicts including the Russia-Ukraine and the Hamas-Israel conflicts. Additionally, other facts relating to the operation of Gorilla’s business outside of the United States may have an adverse effect on Gorilla’s business, financial condition and results of operations, including:

●	international economic and political changes;
●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations and treaties;
●

macroeconomic weakness and uncertainty, including inflation, slower growth or recession, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy, higher interest rates, high unemployment and currency fluctuations;

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

As Gorilla continues to operate its business, its success will depend in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could adversely affect Gorilla’s business, financial condition and results of operations.

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

It may be difficult to enforce a U.S. judgment against Gorilla, its officers and directors in Taiwan or the United States, or to assert U.S. securities laws claims in Taiwan or serve process on Gorilla’s officers and directors and these experts.

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

ITEM 4: INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

Gorilla was incorporated in 2001 as a Cayman Islands exempted company, and our principal executive office is located at 64 North Row, London, United Kingdom W1K 7DA. Our legal and commercial name is Gorilla Technology Group Inc. Our company incorporation number is 110283. Our registered office address in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Gorilla’s ordinary shares were listed on the Nasdaq Capital Market on July 14, 2022. Our website address is https://www.gorilla-technology.com, and our telephone number is +442039880574. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715.

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

Gorilla recognizes that robust, intelligent infrastructure is the foundation of digital transformation. Our infrastructure portfolio spans routers, switches, servers, storage systems, Customer Premises Equipment (“CPEs”), edge IoT devices, and AI-optimized computing platforms that support secure, high-performance deployments across enterprise, government, and smart city environments.

Historically, this pillar focused on enabling AI workloads at the network edge, reducing latency, improving resilience, and minimizing reliance on centralized cloud infrastructure. As AI workloads have evolved in scale and computational intensity, Gorilla has expanded this pillar to encompass datacenter-grade, GPU-accelerated infrastructure, designed to support large-scale AI training, inference, and analytics.

This evolution reflects the growing need for dedicated, controllable, and high-performance AI compute environments that extend beyond edge-only deployments.

●	Datacenter-to-Edge Convergence

With hybrid infrastructure capabilities, Gorilla enables real-time data processing, AI-powered computing, and network security at the edge and across enterprise environments. By moving computation closer to where data is generated, we reduce latency, optimize bandwidth, and ensure AI-driven insights are accessible when and where they matter most.

●	AI Datacenter Infrastructure & GPU-as-a-Service (GPUaaS)

As part of its Infrastructure pillar, Gorilla has established a standalone Datacenter and GPU-as-a-Service (“GPUaaS”) product line, delivering high-performance AI compute capacity as a consumable service to enterprise, government, and infrastructure customers.

Gorilla’s GPUaaS platform provides access to GPU-accelerated compute resources optimized for AI model training, large-scale inference, simulation, and advanced analytics. These resources are delivered through enterprise-grade datacenter architectures incorporating high-bandwidth networking, scalable storage, and secure operational frameworks.

GPUaaS is offered as an independent commercial product line, allowing customers to consume AI compute capacity without adopting Gorilla’s application-layer solutions. This enables organizations to deploy AI workloads while avoiding the capital intensity, operational complexity, and supply chain constraints associated with building and operating AI-ready datacenters internally.

The global AI industry is undergoing a structural shift driven by accelerating demand for GPU compute, constrained hardware supply, and increasing regulatory and data sovereignty requirements. While hyperscale public cloud providers offer generalized compute services, many organizations face limitations related to cost predictability, workload contention, compliance obligations, latency sensitivity, and control over AI infrastructure.

Gorilla’s GPUaaS platform is designed to address these challenges by offering purpose-built AI infrastructure aligned with mission-critical, regulated, and performance-sensitive environments. By delivering dedicated or logically isolated GPU resources and supporting deployment models aligned with local regulatory and security requirements, Gorilla differentiates its infrastructure offerings from generalized cloud-based alternatives.

This positioning enables Gorilla to serve customers seeking scalable AI compute capacity while maintaining control, predictability, and compliance across their AI workloads.

●	The Future of Hybrid Infrastructure

Gorilla’s infrastructure solutions empower organizations to scale efficiently across edge, core, and datacenter environments. Whether supporting smart city automation, enterprise security, AI model development, or large-scale analytics, Gorilla’s AI-optimized infrastructure enables secure, resilient, and high-performance deployments.

By integrating edge intelligence with datacenter-grade GPU acceleration, Gorilla delivers a unified infrastructure foundation capable of supporting the next generation of AI-driven applications.

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

Typical Project Timeline

The initial phase of most large-scale projects is the execution of a Memorandum of Understanding (MoU) or strategic agreement. This establishes the relationship between the parties and outlines the project priorities and groundwork for the project. Following this, Gorilla’s team begins a deep dive into the client’s existing infrastructure and solutions and works to identify issues and limitations in the related hardware, data and systems. This clarifies the solutions needed and allows for the creation of a roadmap for the implementation of Gorilla’s solution. It also leads to defining the scope of work to be carried out as part of the project. Next, Gorilla typically launches a Proof of Concept (PoC) pilot project to validate the technical and operational fit of the proposed solution. The Proof of Concept is a small test of the solution to prove its effectiveness before it is implemented at scale. During this period, the customer’s key performance indicators are tracked and compliance with matters such as procurement and data sovereignty is confirmed.

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

Billing milestones are established in advance as part of the customer agreement. Revenue is typically recognized as performance obligations are satisfied over time. Once the relevant billing milestone is achieved, an invoice is issued to the customer, resulting in recognition of accounts receivable and a corresponding reduction in contract assets.

Government Clients

A significant portion of our customers are government agencies. To meet the accounting, invoicing and budgeting procedures applicable to those customers, our income generated by governmental agency customers will be recognized upon the customers’ acceptance of our invoice. For example, if a project with a government agency was won by the end of previous fiscal year or at the beginning of the current fiscal year, the customer would accept our billing upon the completion of such project, which could be by the end of the current fiscal year or potentially, the next fiscal year, at which point the revenue would be recognized. See the sections of this Annual Report titled “Risk Factors — We may experience fluctuations in our results of operations, cash flows and position due to various factors, including seasonality and the timing of material capital spending in long-term contracts” and Item 5.A. “Operating Results — Quarterly Revenue Trends” for more information.

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

Additionally, our strong relationships with key technology leaders allow us to expand our AI capabilities into IoT, security, and enterprise applications, making Gorilla’s technology a critical component of global digital ecosystems. For example, Softbank’s AI analytics platform for retail applications integrates Gorilla’s AI models, demonstrating our ability to provide cutting-edge solutions for high-growth industries.

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

Commitment to Research & Development and AI Innovation

Our dedicated R&D team consists of 67 highly skilled engineers. The team focuses on developing next-generation AI capabilities, including:

●	Advanced facial recognition and video analytics models for security and automation.

●	AI-driven cybersecurity solutions that detect and neutralize threats in real time.

●	Optimized edge computing frameworks for faster, more efficient AI processing.

By consistently investing in machine learning research and AI infrastructure, Gorilla aims to remain ahead of market demands, ensuring that our technology is not only cutting-edge today but future-ready.

Protecting Innovation Through Intellectual Property

Gorilla’s success is built on proprietary AI models and patented security technologies. We currently hold 29 patents covering:

●	AI model development and deep learning algorithms.

●	Edge AI appliances are optimized for security and video analytics.

●	AI-powered security and surveillance automation frameworks.

Our patents are registered across key markets, including China, Canada, Europe, and Hong Kong, ensuring strong intellectual property protection. In addition, we maintain 29 registered trademarks in Taiwan, the United States, the United Kingdom, Australia, Japan, and Europe, reinforcing our global brand presence.

Strategic Sales and Marketing Execution for Continued Growth

Gorilla aims to be a globally recognized leader in AI-driven edge computing, IoT, and cybersecurity. Our ability to deploy cutting-edge solutions on a scale has made us a trusted partner for governments, enterprises, and technology leaders worldwide.

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

At Gorilla, we are not just developing AI—we aim to shape the future of security, intelligence, and automation.

Product Overview

1.	VIDEO ANALYTICS

IVAs are AI models that can scan video for patterns and distinguish specific items using AI algorithms with both real-time and post-event data. The video data can then be queried and searched for various and specific outcomes after it has been processed. Gorilla has developed over 140 distinct functions across 40 distinct categories of IVAs.

Key Benefits

●	Real-time Detection & Recognition — Identify and respond to events as they happen with AI-powered real-time video analysis, enabling immediate action for security, monitoring, or operational needs.

●	Machine Learning for Any Event — Train AI models to recognize and adapt to specific scenarios, ensuring tailored solutions for diverse use cases across industries.

●	Scalable and Easy Integrations — Seamlessly integrate with existing systems and infrastructure, offering scalable deployment options to meet growing business requirements.

●	Rapid Data Extraction — Quickly process large volumes of video data to extract meaningful insights, significantly reducing the time from data collection to decision-making.

●	Comprehensive Dashboard with Visuals — Access a user-friendly dashboard with detailed visualizations, enabling intuitive monitoring and analysis of video data.

●	Enhanced Security and Investigations — Strengthen safety protocols with advanced AI tools for video surveillance, investigation, and threat detection, providing reliable security solutions.

●	Innovative Predictive Business Intelligence — Leverage predictive analytics to identify trends and anticipate outcomes, driving strategic decisions and proactive planning.

●	Actionable Insights for Greater Impacts — Transform video data into clear, actionable recommendations to optimize performance, enhance efficiency, and achieve measurable business outcomes.

Types of IVAs

●	Behavioral Analytics IVAs

Algorithms are used in these analytics to look for specific behavior. A behavior might be characterized as action over time. As a result, each behavior analytics algorithm requires more than one frame from the video to identify whether an event or behavior has occurred. Behavior analytics algorithms search for changes from frame to frame over time in frames to detect a very particular and predefined event or activity.

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

o	The Loitering Detection monitors figures or people entering and then remaining in a user-created zone for a specified period.

o	The Intelligent Behavior Analysis monitors and identifies unusual or predefined behaviors, such as loitering or breaches of restricted areas, to enhance situational awareness.

o	The Crossing Detection detects and logs objects or individuals crossing a predefined virtual line or boundary in real-time.

o	The Fall Detection identifies detects incidents of falls through motion analysis and promptly generates alerts, contributing to enhanced safety and rapid incident response.

o	The Occupancy Time Estimation calculates the duration individuals or groups remain within a specified zone, providing detailed analytics on stay duration and engagement levels.

o	The Crowd Detection analyzes group density and movement within monitored areas to identify potential overcrowding or safety risks in real time.

●	People and Face Recognition IVAs

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

o

Tire Condition and Wear Detection analyzes visual data from standard RGB cameras with depth sensing capabilities assess the condition of vehicle tires at rest. Using AI-Driven pattern recognition and computer vision models, this IVA identifies indicators of worn, damaged, or degraded tires, including deformation and structural anomalies.

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

●	Battery Charging Abnormality and Thermal Anomaly Detection

Gorilla’s Battery Charging Abnormality Detection IVA leverages infrared and thermal camera imagery to monitor battery systems during charging operations. By analyzing temperature distribution, heat signatures, and abnormal thermal patterns, this IVA detects early indicators of overheating, thermal runaway risk, or irregular charging behavior. This IVA is designed for deployment in environments such as electric vehicle charging stations, battery storage facilities, industrial charging areas, and transportation depots. By identifying abnormal heat patterns in real time, the system enables early intervention, reducing fire risk, equipment damage, and operational downtime.

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

Core Video Analytics products include the following:

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

●	Effectively Protects Intellectual Property and Customer Information — Safeguards sensitive business data and customer details by preventing unauthorized access and data breaches.

●	Shorten Response Times when Attacks Occur — Detects and addresses threats immediately, minimizing the time between attack detection and resolution.

●	Quickly Uncover the Root Cause of Security Problems — Provides detailed insights and analytics to trace back and understand the origins of security incidents for better prevention.

●	Restore Business Operations without Interruption — Ensures swift recovery from attacks while maintaining operational continuity, reducing downtime and associated costs.

Key Features

AI-powered Intrusion Detection and Protection	DoS/DDoS Detection Powered by Machine Learning
Constantly Updated Online Threat Intelligence	Customized Alert Notifications
Visualized Interface for Reporting

●	NetTrap: Intelligent Deception for Proactive Cyber Defense

NetTrap is a frontline cyber deception solution, designed to isolate, analyze, and neutralize threats before they reach critical systems.

Key Benefits

●	Powerful AI Protection for Internal Networks — Leverages advanced AI algorithms to safeguard internal networks by identifying and neutralizing threats before they infiltrate critical systems.

●	Effectively Mimics Devices and Traps Threats — Uses simulated device modules to mimic real network elements, luring and trapping malicious activity for proactive threat mitigation.

●	Provides Real-time Alerts to Teams — Sends instant notifications to security teams, enabling swift response to detected threats and minimizing potential damage.

●	Automatic Domain Name System (“DNS”) Protection — Blocks malicious DNS queries and connections to suspicious domains, acting as a frontline defense against domain-based attacks.

●	Up-to-the-minute Threat Updates — Continuously updates its threat intelligence database to stay ahead of emerging attack vectors and evolving cyber threats.

●	Advanced Data Collection — Gathers detailed insights into attempted attacks, providing actionable intelligence to improve security measures and strengthen defenses.

Key Features

Lures & Detects Malicious Host Behavior	Detects Suspicious Lateral Movements on Internal Networks
DNS Security Protection	Provides Alert Notifications for Malicious Activities
Supports Simple Network Management Protocol	Integrates Syslog to Security Information and Event Management (“SIEM”) Data
Visualizes Threat Data and Attack Trends	Virtual Machine Support

●	Host-Based Malware Detection (“HMD”): AI-Powered Endpoint Security

HMD is an AI-powered malware detection and response platform, protecting enterprise endpoints against sophisticated cyber threats.

Key Benefits

●	Real-time Threat Detection — Identifies and mitigates threats as they occur to ensure immediate protection.

●	Enhanced Anomaly Detection — Utilizes AI to recognize and respond to unusual activity across endpoints.

●	Improved Software Vulnerability Identification — Quickly identifies vulnerabilities in software to reduce risk.

●	Rapid Response to Malware Threats — Enables swift action to neutralize malware and minimize damage.

●	Reduced False Positives — Improves accuracy in threat detection, reducing unnecessary alerts.

●	Continuous Monitoring of Endpoint Health — Provides ongoing oversight to maintain secure and healthy endpoints.

●	Automatic Updates for Evolving Threats — Keeps the system up to date to counter emerging malware and attack methods.

●	Minimized Manual Intervention — Automates key processes, freeing up resources for critical tasks.

●	Enhanced Protection Against Advanced Persistent Threats — Defends against sophisticated and targeted long-term attacks.

●	Comprehensive Endpoint Security Solution — Combines multiple layers of protection into one robust endpoint defense system.

Key Features

Advanced Anomaly Detection	Endpoint Protection Enhanced with AI
Multi-faceted Threat Detection	Patternless AI-based Malware Detection Engine
Automatically Detects Malicious Programs and Files	Removes Malware Threats from Systems
Automatic Incident Responses that Isolate or Shutdown Compromised Hosts	AI Algorithms and Digital Forensics
Alerts and Notifications for Endpoint Risks

●	Facial Recognition – Mobile One Time Password (“FR-MOTP”)

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
New Quantum safe cryptography capabilities for key management making the solution Post Quantum ready.

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

4. Gorilla’s AI-Driven Infrastructure

At Gorilla, we build high-performance, AI-optimized infrastructure that powers cybersecurity, video analytics, and enterprise networking. Our white-label appliances are purpose-built to deliver scalable, secure, and high-efficiency deployments across enterprises, smart cities, and mission-critical environments.

Through precision manufacturing collaborations (Lanner Electronics, Edgecore Networks, etc.), Gorilla ensures that every component—from edge computing devices to AI data center servers and networking solutions—is optimized for next-generation AI workloads, cybersecurity resilience, and seamless enterprise integration. Our collaborators (Lanner Electronics and Edgecore Networks) specialize in creating hardware and have been doing so through their structured manufacturing lines for decades. By establishing an engagement relationship with them Gorilla strives to further optimize and or design bespoke appliances that are optimized for our specific needs as required. This allows us to provide secure, scalable solutions by combining hardware and software that meet the needs of our customers.

Gorilla Intelligent Edge & Network Appliances

Gorilla’s CPEs and network appliances are designed for:

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

Through white-label, AI-optimized appliances, we are setting the standard for the future of intelligent security, networking, and compute infrastructure, ensuring that enterprises remain resilient, scalable, and ahead of the curve.

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

Datacenter Practice & GPU-as-a-Service (GPUaaS)

Gorilla’s Datacenter Practice and GPU-as-a-Service (“GPUaaS”) is a standalone infrastructure offering that delivers AI-optimized, GPU-accelerated compute capacity as a service. Designed to support large-scale AI training, inference, simulation, and analytics workloads, GPUaaS enables enterprises and government organizations to access high-performance AI compute without the need to build, operate, or maintain complex AI-ready datacenter environments.

This offering is independent of Gorilla’s application-layer products and may be consumed by customers to support their own AI models, platforms, and workloads.

Key Benefits

●	Access to High-Performance AI Compute — Provides GPU-accelerated compute resources optimized for AI-intensive workloads, including training, fine-tuning, and large-scale inference.

●	Reduced Capital and Operational Complexity — Eliminates the need for upfront investment in datacenter construction, GPU procurement, and specialized operational expertise.

●	Predictable Performance for AI Workloads — Delivers dedicated or logically isolated GPU environments to ensure consistent performance without contention from generalized compute platforms.

●	Support for Regulated and Sovereign Environments — Designed to align with data residency, security, and compliance requirements applicable to government and regulated industries.

●	Scalable AI Infrastructure — Enables customers to scale AI compute capacity in line with workload demand without long infrastructure lead times.

●	Flexible Consumption Model — Allows organizations to consume GPU compute as a service rather than managing physical infrastructure assets.

Key Features

GPU-Accelerated Compute Clusters Optimized for AI Training and Inference	Dedicated or Logically Isolated GPU Environments
High-Bandwidth, Low-Latency Networking Fabric for Data-Intensive Workloads	Integration with Edge and Hybrid AI Deployments
Scalable Storage Architectures for AI, Video, and Analytics Data	Designed for Mission-Critical and Performance-Sensitive Use Cases
Secure, Enterprise-Grade Operational and Orchestration Frameworks

Commercial status and revenue maturity

●	Gorilla’s GPUaaS offering is in the early commercial deployment phase, with infrastructure capacity being brought online in line with contracted customer engagements, pilot deployments and a qualified sales pipeline.

●	Revenue is generated through usage-based capacity commitments, fixed term infrastructure access agreements and managed compute services depending on customer requirements.

●	While GPUaaS is not yet the primary revenue driver of our infrastructure pillar, we expect it to grow as a proportion of infrastructure related revenues as utilization rates increase and additional capacity is deployed.

Capital intensity and phased deployment model

●	Gorilla can fund the initial capital expenditure burden and deliver the solution to the client, enabling customers to avoid substantial upfront investments and to have predictable operating costs over a fixed period of time.

●	Deployment of datacenter and GPU accelerated infrastructure requires significant upfront capital investment, including land or site acquisition, power connectivity, datacenter construction, GPU hardware networking equipment and ongoing operations.

●	GPUaaS infrastructure is deployed through a phased rollout model, aligned to customer demand contracted capacity and capital availability rather than speculative build out.

●	Capital deployment may be funded through a combination of internal cash resources, customer pre-commitments, financing arrangements and strategic partnerships depending on project structure and geography.

Supply chain and operational dependencies

●	GPUaaS deployments are subject to hardware availability constraints, including limited supply of high-performance GPUs networking components and related infrastructure equipment.

●	Deployment timelines may be affected by power availability, site readiness, construction schedules, vendor delivery timelines and integration complexity.

●	Ongoing operations depend on reliable power cooling connectivity, cybersecurity controls and skilled operational personnel, any of which may impact service availability if disrupted.

Regulatory and data sovereignty considerations

●	GPUaaS offerings are designed to support jurisdiction specific regulatory requirements, including data residency, cybersecurity, national infrastructure and sector specific compliance obligations applicable to government and regulated enterprise customers.

●	Regulatory requirements vary by geography and may impact where infrastructure is located, how data is processed and who may access compute resources.

●	Changes in laws regulations or government policies related to data protection export controls, AI governance or critical infrastructure, may increase compliance costs, restrict deployments or limit customer adoption.

Beyond Deployment: A Long-Term Operational Partnership

Through our Managed Services, we do more than just deploy solutions—we take on the responsibility of operational excellence by:

●	Deploying Gorilla’s own experts to oversee and manage mission-critical infrastructures.

●	Augmenting with local in-market resources, who are trained and integrated into the operations.

●	Ensuring continuous knowledge transfer to build long-term operational capabilities.

●	Providing ongoing monitoring, threat mitigation, and performance optimization to keep systems running at peak efficiency.

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

In markets where Gorilla supplies hardware devices to third-party system integrators, our compliance responsibility extends only to ensuring that the devices adhere to European Telecommunications Standards Institute standards and other applicable hardware regulations. The local system integrators bear the responsibility of ensuring compliance with data privacy laws if they choose to activate AI-driven features that process personal data. Gorilla strongly advocates explicit consent mechanisms and legal authorizations for any data collection performed by our technology.

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

Supply Chain Restrictions and National Security Compliance

As governments place increasing scrutiny on supply chain security, Gorilla ensures that the required hardware and software solutions comply with applicable national security regulations. Gorilla complies with these restrictions by sourcing AI-driven hardware, networking devices, and security appliances from trusted, non-restricted suppliers.

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

4.C. ORGANIZATIONAL STRUCTURE

The following diagram shows the organizational structure of Gorilla Technology Group Inc. and all of its subsidiaries as of December 31, 2025.

4.D. PROPERTY AND EQUIPMENT

Facilities

Our headquarters are located in London, United Kingdom. Our headquarters houses our Chief Executive Officer’s office and operations. We also have material business units in Taiwan, which include Video IoT & Security Convergence, R&D, general administration, human resources and finance & accounting. Additionally, we have business units in India (R&D, Customer Success, Business Operations) and Egypt (Sales, Procurement).

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

Item 4A: UNRESOLVED STAFF COMMENTS

None

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Gorilla’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information with respect to Gorilla’s planned investments in its research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and Item 3. “Key Information – 3.D. Risk Factors for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For an understanding of our operating results and liquidity discussions and analysis, including a year-to-year comparison between fiscal year 2024 and 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on April 30, 2025.

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

Adoption of Gorilla’s product and service offering

Gorilla’s future success depends on a large part on the market adoption of our product and services and the level to which they can be integrated into their pre-existing information technology and operational technology infrastructure. While Gorilla sees growing demand for our platform, particularly from government entities, seeking access to our product and service offerings, it is difficult to predict customer adoption rates and future demand. We believe that the benefits of our platform put it in a strong position to capture the significant market opportunity ahead.

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

Gorilla’s performances under the Egypt Contract are secured by a bank guarantee of approximately 4% of the Contract Price, currently totaling approximately EGP 309 million. This amount may increase in case of certain performance delays and will be returned upon contract completion and a 12-month warranty period.

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

Freyr Agreement

In September 2025, Gorilla and Freyr, a Singapore-based infrastructure platform company signed a three-year, $1.4 billion agreement to develop a network of AI-powered data centers across Southeast Asia.

The multi-year agreement positions Gorilla as the lead provider of AI infrastructure, service-level operations and end-to-end data center intelligence across three regional markets: Indonesia, Malaysia and Thailand. While Gorilla will serve as principal operator and infrastructure lead, Freyr will be its regional expansion partner.

Gorilla will utilize local co-location facilities and deploy its proprietary AI stack, including GPU-as-a-Service infrastructure, orchestration software and real-time monitoring systems, while managing performance and uptime SLAs over an initial three-year term, with optional two-year extensions.

The agreement provides parameters for cooperation on multiple projects, each of which to be governed by a separate project plan, detailing scope and commitments including payment schedule, payment term and delivery schedule. Gorilla will generally be responsible for procurement and delivery of GPU servers and related hardware and software, as well as deployment, configuration and provisioning of GPU-as-a-Service, while Freyr is responsible for selection of networking and service partners, coordination with hosting facilities, customer payment management, and power and connectivity.

The agreement includes termination rights for both parties for material breaches and regulatory events, along with an exclusivity arrangement under which Freyr is required to work exclusively with Gorilla on similar data center projects during the term, unless otherwise agreed by the parties, and is governed by Singapore law. No revenue was recognized under this agreement in fiscal year 2025.

Expansion of Gorilla’s Geographic Coverage and Customer Base / Acquiring New Customers

Gorilla seeks to capitalize on its position as a leader in AI-driven Video Analytics, AI-driven IoT, Infrastructure and cybersecurity solutions to further expand its geographic reach and customer base. With a robust strategy targeting the United States, Latin America, the MENA region and Asia, Gorilla aims to penetrate untapped markets and enhance its presence in established regions. This expansion aligns with our vision of empowering businesses and governments through transformative technologies.

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

Investing in Growth and Scaling Our Business

At Gorilla, we are unwavering in our focus on long-term growth and revenue potential. We see immense market opportunities in AI, IoT, Infrastructure and cybersecurity, and are determined to leverage our expertise to establish a stronger foothold in both domestic and international markets.

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

This relentless focus on scaling and innovation positions Gorilla to redefine the landscape of AI and cybersecurity, setting the stage for sustainable and impactful growth.

Stock-based Compensation

Our compensation programs, practices and policies are reviewed and re-evaluated regularly and are subject to change from time to time in line with market best practices, including alignment of pay with performance. Our executive compensation philosophy is aligned with our core values, focused on pay-for-performance and designed to reflect appropriate governance practices aligned with the needs of our business.

We design our long-term equity incentives to encourage our executives to maintain a long-term view of stockholder value creation and to encourage retention. Our equity awards are granted on the basis of a combination of some or all of the following factors depending upon the roles and responsibilities of executives, for instance, the executive’s prior year’s performance, a fixed percentage of compensation and / or achievement of certain performance benchmarks, and are subject to time and / or performance based vesting conditions.

In the first quarter of 2026, our Board of Directors granted stock-based awards covering an aggregate of 2,514,498 restricted stock units (“RSUs”) pursuant to the 2023 Plan to our senior management and directors, and, as applicable to our non-employee directors, pursuant to our non-employee director compensation policy, of which 1,655,533 RSUs were granted with respect to services performed in whole or in part prior to the start of the 2025 fiscal year. For many of the RSU awards, the number of RSUs granted was determined based on closing trading price of our common stock for the period that the services were performed rather than at the time the RSUs were granted. As a result of the significant changes in our stock price between 2023 and 2026, the fair value provided to our senior management and non-employee directors based on the service period may be different than the stock-based compensation expense required to be recognized in the consolidated statements of income, which is based on the trading price on the actual date of grant. We are currently evaluating the impact of the RSUs granted in the first quarter of 2026, which may lead to an approximate expense in the range of $20 million to $23 million (excluding performance-based RSUs with market conditions based vesting conditions) in fiscal year 2026.

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

Overview

The results of certain key business metrics are as follows:

	Year ended December 31,
	2025	2024
Items	(dollars in thousands)
Revenues, net	$101,361	$74,674
Cost of revenues	(67,485)	(37,366)
Gross margin	33,876	37,308
Operating expense	(47,545)	(104,250)
Operating loss (IFRS)	(13,669)	(66,942)
Adjusted EBITDA (Non-IFRS)	19,105	19,961
Net loss (IFRS)	(11,277)	(64,795)
Adjusted net income (Non-IFRS)	$19,890	$21,249

Basic loss per share (IFRS)	$(0.51)	$(6.13)
Adjusted basic earnings per share (Non-IFRS)	$0.89	$2.01

Reconciliation of non-IFRS Financial Measures to IFRS Measures

In addition to its reported results in accordance with International Financial Reporting Standards (IFRS) followed by the Company, it has included certain financial measures that are considered non-IFRS financial measures, including the following:

(i)	Earnings before interest, taxes, depreciation, and amortization (EBITDA);
(ii)	Adjusted EBITDA; and
(iii)	Adjusted net income and adjusted earnings per share.

Reconciliation of Operating Income (Loss) to EBITDA and Adjusted EBITDA

	Year ended December 31,
	2025	2024
Items	(dollars in thousands)
Operating loss (IFRS)	$(13,669)	$(66,942)
Add: Depreciation expenses	753	574
Add: Amortization expenses	560	821
EBITDA (non-IFRS)	$(12,356)	$(65,547)
Add: Restructuring costs (1)	-	433
Add: Exchange loss from currency devaluation (2)	25,653	25,333
Add: Fair value measurement of financial instruments, net (3)	1,039	59,540
Add: Stock-based compensation expenses (4)	4,769	202
Adjusted EBITDA (non-IFRS)	$19,105	$19,961

Reconciliation of Net Loss and Loss per Share to Adjusted Net Income and Adjusted Earnings per Share

	Year ended December 31,
	2025		2024
	(dollars in thousands)
Items	Amount	EPS Impact per share	Amount	EPS Impact per share
Net loss (IFRS)	$(11,277)	$(0.51)	$(64,795)	$(6.13)
Add: Restructuring costs (1)	-	-	433	0.04
Add: Exchange loss from currency devaluation (2)	25,653	1.15	25,333	2.40
Add: Fair value measurement of financial instruments, net (3)	1,039	0.05	59,540	5.64
Add: Stock-based compensation expenses (4)	4,769	0.21	202	0.02
Less: Tax effects of stock-based compensation expenses	(636)	(0.03)	-	-
Add: Amortization of acquired intangible assets (5)	342	0.02	536	0.05
Adjusted net income (non-IFRS)	$19,890	$0.89	$21,249	$2.01
Adjusted diluted earnings per share (non-IFRS)		$0.88		$2.01

Notes:

1.	Restructuring costs – includes expenses related to organizational restructuring, including severance payments.
2.	Exchange loss from currency devaluation – is the devaluation of monetary assets denominated in the Egyptian pound primarily due to depreciation of the Egyptian pound against the U.S. dollar.
3.	Fair value measurement of financial instruments – includes notional non-cash impact of fair value remeasurement of convertible preference shares and warrants.
4.	Stock-based compensation expenses – includes non-cash expenses recognized in connection with restricted stock unit awards granted to employees and directors, which vest based on service conditions.
5.	Amortization of acquired intangible assets – includes non-cash amortization expense related to intangible assets recognized from asset acquisitions.

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

Gorilla also incurred additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses, in the long run, will increase in absolute dollars as our business grows.

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

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this annual report. The following table sets forth Gorilla’s consolidated results of operations data for the years presented:

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our historical results of operations for the years indicated:

	Year ended December 31,
	2025		2024
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Revenues, net	$101,361	100.0%	$74,674	100.0%	$26,687	35.7%
Cost of revenues	(67,485)	-66.6%	(37,366)	-50.0%	(30,119)	80.6%
Gross profit	33,876	33.4%	37,308	50.0%	(3,432)	-9.2%
Operating expense	(47,545)	-46.9%	(104,250)	-139.6%	56,705	-54.4%
Operating loss	(13,669)	-13.5%	(66,942)	-89.6%	53,273	-79.6%
Financial income, net	2,733	2.7%	837	1.1%	1,896	226.5%
Net loss	$(11,277)	-11.1%	$(64,795)	-86.8%	$53,518	-82.6%

Revenues, net

Revenues, net by reportable segments are as follows:

	Year ended December 31,
	2025		2024
	Dollars in Thousands	Percentage of Revenue, net	Dollars in Thousands	Percentage of Revenue, net	Change $	Change %
Security Convergence	$97,841	96.5%	$71,896	96.3%	$25,945	36.1%
Video IoT	3,520	3.5%	2,778	3.7%	742	26.7%
Total	$101,361	100.0%	$74,674	100.0%	$26,687	35.7%

Our revenue for fiscal year 2025 increased by $26.69 million, or 35.7% compared to fiscal year 2024. Revenue growth in Security Convergence of $25.95 million, or 36.1% in fiscal year 2025 compared to fiscal year 2024, was primarily driven by increased revenue from the Egypt Contract initiated in 2023 and expansion of business from certain new clients. Revenue growth in Video IoT of $0.74 million, or 26.7% in fiscal year 2025 compared to fiscal year 2024, was primarily driven by expansion of business from certain new clients.

Cost of Revenues

Cost of revenues by reportable segments are as follows:

	Year ended December 31,
	2025		2024
	Dollars in Thousands	Percentage of Revenue, net	Dollars in Thousands	Percentage of Revenue, net	Change $	Change %
Security Convergence	$65,273	66.7%	$35,583	49.5%	$29,690	83.4%
Video IoT	2,212	62.8%	1,783	64.2%	429	24.1%
Total	$67,485	66.6%	$37,366	50.0%	$30,119	80.6%

Our cost of revenue for fiscal year 2025 increased by $30.12 million, or 80.6% compared to fiscal year 2024. Increase in cost of revenue in Security Convergence of $29.69 million, or 83.4%, was primarily due to higher costs associated with the Egypt contract in line with increased revenue and higher costs associated with revenue generated from certain new clients. Increase in cost of revenue in Video IoT of $0.43 million, or 24.1%, was primarily due to higher costs associated with revenue generated from certain new clients.

Gross Margin

Gross margins by reportable segments are as follows:

	Year ended December 31,
	2025		2024
	Dollars in Thousands	Percentage of Revenue, net	Dollars in Thousands	Percentage of Revenue, net	Change $	Change %
Security Convergence	$32,568	33.3%	$36,313	50.5%	$(3,745)	-10.3%
Video IoT	1,308	37.2%	995	35.8%	313	31.5%
Total	$33,876	33.4%	$37,308	50.0%	$(3,432)	-9.2%

Our gross margin for fiscal year 2025 decreased by $3.43 million, or 9.2% compared to fiscal year 2024. As a percentage of net revenue, gross margin decreased by 16.6% to 33.4% for fiscal year 2025 compared to fiscal year 2024. As a percentage of net revenue, gross margin in Security Convergence decreased by 17.2% to 33.3% for fiscal year 2025 compared to fiscal year 2024, primarily due to lower margins associated with Egypt contract, partially offset by higher margins from certain new clients. As a percentage of net revenue, gross margin in Video IoT increased by 1.4% to 37.2% for fiscal year 2025 compared to fiscal year 2024, primarily due to higher revenues from certain new clients and operational efficiencies.

Operating Expenses

	Year ended December 31,
	2025	2024	Change	Change
	dollars in thousands		$	%
Research and development	$3,071	$2,110	$961	45.5%
Sales and marketing	1,614	1,093	521	47.7%
General and administrative	19,836	12,410	7,426	59.8%
Expected credit losses	863	897	(34)	-3.8%
Foreign currency exchange losses, net	21,018	27,799	(6,781)	-24.4%
Fair value measurement of financial instruments, net	1,039	59,540	(58,501)	-98.3%
Other (gains) losses, net	104	(32)	136	-425.0%
Restructuring costs	-	433	(433)	-100.0%
Total Operating expense	$47,545	$104,250	$(56,705)	-54.4%

Research and Development

Research and development expenses for fiscal year 2025 increased by $0.96 million, or 45.5%, to $3.07 million compared to fiscal year 2024, primarily due to higher employee-related costs on account of higher headcount and wage inflation and higher travelling expenses, partially offset by decrease in intangibles amortization expense primarily due to end of useful lives for certain intangible assets.

Sales and Marketing

Sales and marketing expenses for fiscal year 2025 increased by $0.52 million, or 47.7%, to $1.61 million compared to fiscal year 2024, primarily due to higher employee-related costs on account of higher headcount and wage inflation and higher other operating costs.

General and Administrative

General and administrative expenses for fiscal year 2025 increased by $7.43 million, or 59.8%, to $19.84 million compared to fiscal year 2024, primarily due to higher employee-related costs on account of higher headcount and wage inflation and higher traveling and other operating costs.

Expected Credit Loss

Expected credit loss for fiscal year 2025 marginally decreased by $0.03 million, or 3.8%, to $0.86 million compared to fiscal year 2024, primarily due to a higher proportion of accounts receivable classified as not past due or up to 90 days past due, reflecting improved management of accounts receivable collections.

Foreign Currency Exchange Losses, Net

Foreign currency exchange losses, net primarily relate to devaluation losses recognized on the remeasurement of monetary assets denominated in the Egyptian pound due to depreciation of the Egyptian pound against the U.S. dollar. The average exchange rate of the U.S. dollar against the Egyptian pound increased from 44.18 during fiscal year 2024 to 49.28 during fiscal year 2025, representing a depreciation of 11.5% against the U.S dollar.

Fair Value Measurement of Financial Instruments, Net

Losses on fair valuation adjustment of financial liabilities measured at FVTPL for fiscal year 2025 decreased by $58.50 million to $1.04 million compared to fiscal year 2024, primarily due to the conversion of all outstanding convertible preference shares into ordinary shares and the exercise and conversion of majority of the outstanding private warrants in fiscal year 2024, partially offset by gains on fair valuation adjustment of public warrants on account of lower closing price per warrant as of December 31, 2025 compared to December 31, 2024.

Other Gains (Losses), Net

We recorded other loss, net of $0.10 million for fiscal year 2025, compared to other gain, net of $0.03 million for fiscal year 2024, primarily due to a loss on sale of financial assets in fiscal year 2025 related to short-term trading in shares, partially offset by higher rental income in fiscal year 2025 compared to fiscal year 2024.

Financial Income, Net

	Year ended December 31,
	2025	2024	Change	Change
	dollars in thousands		$	%
Financial income, net	$2,733	$837	$1,896	226.5%

Financial income, net for fiscal year 2025 increased by $1.90 million to $2.73 million compared to fiscal year 2024, primarily due to interest income earned from bank deposits, partially offset by lower interest income on financial assets measured at amortized costs.

Income Tax (Expense) Benefit

	Year ended December 31,
	2025	2024	Change	Change
	dollars in thousands		$	%
Income tax (expense) benefit	$(341)	$1,311	$(1,652)	-126.0%

We recognized an income tax expense of $0.34 million for fiscal year 2025, compared to income tax benefit of $1.31 million for fiscal year 2024. Tax expense increased primarily due to higher tax effects of non-deductible expenses in fiscal year 2025 compared to fiscal year 2024.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our capital requirements have primarily been for the short-term working capital required for the Egypt Contract, capital expenditures related to research and development, debt service, and operating expenses. The Egyptian Pound (“EGP”) devaluation against USD has impacted and may continue to negatively impact our cash flow from operations in the next few years since the Egypt Contract is fixed price EGP while we incur project costs primarily in USD. Historically, we have generated negative cash flows from operations and have financed our operations through the borrowings under our credit facilities, equity contributions and payments received from our customers. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through capital markets (including through the Sales Agreement, as defined below) and future borrowings. To the extent we choose to seek additional financing in the future (whether for the Egypt Contract, development, acquisition opportunities as they arise or the refinancing of the financing facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt or equity financing from banks and the capital markets.

As of December 31, 2025 and 2024, we had cash and cash equivalents of $99.53 million and $21.70 million, respectively, and restricted cash and time deposits with maturities exceeding three months but less than one year of $5.30 million and $15.77 million, respectively. Contract assets related to the Egypt Contract as of December 31, 2025 were $57.85 million, which are expected to be converted to accounts receivable upon anticipated progress payments from the GoE in the subsequent year. Our net working capital as of December 31, 2025 and 2024, was $163.77 million and $51.36 million and the increase in working capital was primarily due to higher cash and cash equivalents, higher accounts receivables and contract assets. As of December 31, 2025 and 2024, we had $3.27 million and $10.67 million, respectively, available for borrowings under our revolving credit facilities. As of December 31, 2025, our short-term borrowings were $9.43 million, while our long-term bank borrowings, including the current portion, amounted to $4.37 million. In July 2025, the Company completed a registered direct offering, raising gross proceeds of $105 million, pursuant to a prospectus supplement filed under its existing shelf registration statement on Form F-3.

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

We believe that our existing cash and cash equivalents, time deposits recognized as restricted cash, and available capacity under our short-term revolving credit facilities will be sufficient to satisfy our cash requirements for at least the next 12 months from the date our consolidated financial statements as of and for the year ended December 31, 2025 were authorized for issuance.

Our future cash requirements will depend on a number of factors, including our rate of revenue growth, investments in strategic initiatives, applications and technologies, expansion of operational centers, potential acquisitions of complementary businesses, and any continued share repurchases under our board-authorized share repurchase program, which may require the use of significant cash resources.

Our available sources of liquidity and the amount of cash generated from operations may be affected by a number of factors, including the timing of customer payments including under the Egypt Contract, execution of our business plan, general economic conditions, foreign currency fluctuations, and working capital management. To the extent additional liquidity is required, the Company may seek to raise capital through a combination of operating cash flows, debt financing, or equity financing.

The following table shows a summary of Gorilla’s cash flows for the years presented (dollars in thousands):

	Year ended December 31,
	2025	2024
	dollars in thousands
Net cash used in operating activities	$(28,659)	$(29,650)
Net cash provided by investing activities	5,459	16,637
Net cash provided by financing activities	101,191	27,976
Effect of exchange rate changes	(158)	1,429
Net increase in cash and cash equivalents	$77,833	$16,392

Capital Expenditures

Gorilla incurred capital expenditures of $0.67 million and $1.46 million for fiscal years 2025 and 2024, respectively. Capital expenditures in 2025 primarily related to leasehold improvements and investments to support the research and development of new technologies and services. The Company expects to continue to invest in the expansion of existing facilities and, from time to time, the development of new facilities to meet its growth requirements, which may increase the Company’s fixed costs. If Gorilla is unable to grow its business and revenues proportionately, its profitability could be adversely impacted.

Operating Activities

Gorilla’s primary uses of cash from operating activities are personnel-related expenses, sales and marketing expenses, and overhead costs. Gorilla has generated negative operating cash flows and has supplemented working capital through proceeds from a registered direct offering completed in July 2025 and the exercise of private warrants during fiscal year 2025.

During the fiscal years 2025 and 2024, net cash used in operating activities was approximately $28.66 and $29.65 million, respectively. The primary factors affecting operating cash flows between these years were an increase in contract assets, accounts receivable collection efforts and timing of payments to vendors.

Investing Activities

Cash provided by investing activities for fiscal year 2025 was $5.46 million. The primary factors contributing to cash flows from investing activities were net proceeds from restricted cash balances related to performance guarantees under the Egypt contract and the release of deposits pledged against short-term and long-term borrowings following the full repayment of certain loans and the renegotiation of existing short-term revolving credit facilities. These inflows were partially offset by investment in Simple Agreement for Future Equity, disbursement of convertible loan and purchases of property and equipment.

Cash provided by investing activities for fiscal year 2024 was $16.64 million. The primary factors contributing to cash flows from investing activities were proceeds from restricted cash balances related to Egypt contract performance guarantee and receipt of dividend from investment in financial assets. These inflows were partially offset by purchases of intangible assets, property and equipment, further investment in financial assets at FVTPL, and an increase in guarantee deposits.

Financing Activities

Cash provided by financing activities for fiscal year 2025 was $101.19 million. The primary factors contributing to cash flows from financing activities were net proceeds from a registered direct offering completed in July 2025, pursuant to which the Company issued ordinary shares and pre-funded warrants. The ordinary shares issued in the offering included shares reissued from treasury as well as newly issued shares, and all pre-funded warrants were fully exercised during the year. Cash inflows were also generated from the exercise of Series A, B and C private warrants. These inflows were partially offset by net repayments of short-term and long-term borrowings and the repurchase of treasury shares.

Cash provided by financing activities for fiscal year 2024 was $27.98 million. The primary factors contributing to cash flows from financing activities were proceeds from the issuance of ordinary shares, funds raised through Series B Preference Shares, and the exercise of Series A, B and C private warrants. These inflows were partially offset by net repayments of short-term and long-term borrowings and the repurchase of treasury shares.

Credit Facilities

As of December 31, 2025, we had total unsecured and secured indebtedness of $13.80 million and unused credit facilities of $3.25 million. As of December 31, 2025, we were in compliance with the covenants under our credit agreements and indentures.

See Note 16 - Borrowings and Note 38 - Capital management to the accompanying consolidated financial statements for further details.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We have made significant investments in research and development, continuously refining our AI models, video analytics platforms, and security intelligence solutions. Our success in R&D is driven by our team of 67 highly skilled professionals as of December 31, 2025, of whom approximately:

●	54% hold advanced degrees (master’s or PhD) in fields such as ICT, Physics, or Mathematics, ensuring strong academic foundations.

●	60% have over 10 years of professional experience, bringing deep industry knowledge and expertise in specialized fields like AI, machine learning, video analytics, and cybersecurity.

Research and development expenses were $3.07 million in fiscal year 2025 and $2.11 million in fiscal year 2024 and accounted for 3.0% and 2.8% of our net revenue, respectively.

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

5.D. TREND INFORMATION

Refer to Item 5. “Operating and Financial Review and Prospects – 5.A. Operating Results and 5.B. Liquidity and Capital Resources,” for a discussion of the most recent trends in our revenues and expenses by the end of fiscal year 2025, including a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

5.E. CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report which have been prepared in accordance with IFRS, as issued by the IASB. The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. For more information on critical accounting estimates, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The Company is led by executive officers Jay Chandan and Dr. Raj Natarajan. The following table sets forth information regarding our senior management and directors, including their ages, as of the date of this Annual Report:

Name	Age	Position
Jayesh “Jay” Chandan	51	Chief Executive Officer/ Chairman
Dr. Rajesh “Raj” Natarajan	52	Chief Technology Officer
Bruce Bower	44	Chief Financial Officer
Thomas Sennhauser	57	Director / Chief Technology Officer – Infrastructure
Jackie Wang	44	General Manager – Asia
Rt. Hon. Ruth Kelly	57	Director
Keith Levy	53	Director
Dr. Evan Medeiros	54	Director
Gregg Walker	54	Director

Jayesh “Jay” Chandan was the Executive Chairman of the Board as of the date of the Closing, and he became Chairman and Chief Executive Officer of the Company in September 2022, following the concurrent retirement of Dr. Sih-Ping “Spincer” Koh, the founder of Gorilla. Mr. Chandan was the Chairman of Global SPAC Partners Co., a NASDAQ-listed special purpose acquisition company that completed its IPO in 2021 and entered into a business combination agreement with Gorilla in 2021. From 2019 to 2022, Mr. Chandan founded and led KASS Capital as Founder & Managing Partner, an investment advisory firm that provided global technology investments and alternative liquidity solutions. From 2017 to 2022, Mr. Chandan was a Partner & Co-Founder of Shackleton Ventures (Shackleton-Victoria), which led investments including participation in FinLeap, a financial technology accelerator and incubator. Since 2014, Mr. Chandan has served as Investor & Director of Mathern Limited. From 2010 to 2012, Mr. Chandan was a Co-Founder and Partner at Cortis Capital LLP, a transformation and project management firm focused on global mergers & acquisitions, where he worked on the Minna Airport City, an urban regeneration project in Nigeria. From 2007 to 2008, Mr. Chandan served as CEO of Invensis (UK) Ltd. Mr. Chandan was Director of Business Development (UK & Europe) at EXLservice (UK) Ltd from 2005 to 2007, and Director of Sales & Strategic Accounts at Exevo (UK) Ltd from 2004 to 2005; Exevo was later acquired by Copal Partners and is now part of Moody’s Corporation. Earlier in his career, Mr. Chandan co-founded NPL, an IT services business in Southeast Asia and served as Co-Founder & Executive Director from 1995 until exiting in 2003. Mr. Chandan has also held a range of advisory and board roles, including serving as an Advisory Board Member of ConsolFreight LLC from 2020 to 2022 and as Managing Director of MA4C LTD from 2010 to 2022. Mr. Chandan has served on the global advisory board of One Amazon and as a Member of the Board of Directors of the British and Colombian Chamber of Commerce since 2025. Mr. Chandan graduated from Madras University, India, with an Engineering Degree, majoring in Computer Sciences. We believe Mr. Chandan is well qualified to serve as a director of our company given his extensive investment and operational experience in emerging markets.

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

Bruce Bower served as the Interim Chief Financial Officer of the Company since his appointment in August 2024 and was appointed Chief Financial Officer of the Company effective June 1, 2025. Since 2015, Bruce has invested in and worked primarily with startups and technology companies. He has helped companies with finance, strategy, and fundraising. His experience includes serving as CFO of SupportRoom, an AI-powered wellness software platform; acting as a director of Medefer, an A.I. platform that connects patients to specialist care across the United Kingdom; Chairman of Life & Soul Pictures, a film production company; and Advisor to Glassbox Media, Echobox and ConsolFreight. He has helped numerous companies with their finance and strategic plans, leading them to raise a cumulative £100 million in funding. Since 2019, Bruce has been an advisor to Impress, a tech-powered orthodontic chain in Europe. From 2021 to 2024, he was the Country Manager for the United Kingdom and Director of Operations, responsible for finances, operations and regulations in the United Kingdom. From 2019 to 2022, Bruce worked with Kass Capital and was an advisor to Global SPAC before its de-SPAC transaction. From 2009 to 2014, Bruce co-founded Verno Capital, an alternative investment firm focused on the markets of Russia and the former Soviet Union. There, he was a Portfolio Manager focused on the public equity markets and oversaw key client relationships in Europe. The funds where he was portfolio manager were ranked consistently in the top decile. From 2005 to 2009, he was an equity portfolio manager at Kazimir Partners, an emerging markets fund manager with offices in Moscow and London. The funds where he was portfolio manager were ranked consistently in the top decile. From 2003 to 2005, Bruce worked at Citigroup in London in the Fixed Income & F.X. division. Bruce graduated with honours from the University of Chicago with an A.B. in Economics and History. He also received an MSc from the London School of Economics.

Thomas Sennhauser was appointed as a Director of the Company in December 2024 and the Chief Technology Officer (CTO) - Infrastructure of the Company in November 2025. Mr. Sennhauser has nearly three decades of experience in technology strategy, large-scale infrastructure design, and digital transformation. Mr. Sennhauser was with Intel from 2018 until 2025. Mr. Sennhauser served as CTO and Business Lead for Networking and Communication at Intel Asia Pacific and Japan (APJ), based in Singapore. From January 2020 to 2025, Mr. Sennhauser guided technology architecture and digital transformation strategies across the region, advancing innovation in 5G and next-generation communications. From June 2018 to December 2019, Mr. Sennhauser was Regional Technical Director for Networking and Communication at Intel, overseeing operations across APJ and China. Prior to Intel, Mr. Sennhauser spent 18 years at Hewlett Packard Enterprise (HPE) in leadership roles that shaped the company’s communications and infrastructure portfolio. As CTO and General Manager of the Enterprise Group APJ (2014–2017), Mr. Sennhauser led strategic sales, portfolio development, and innovation initiatives for the Communications, Media, and Entertainment (CME) sector. Mr. Sennhauser also spearheaded the establishment of HPE’s Network Functions Virtualization (NFV) and Software-Defined Networking (SDN) businesses in APJ, directed Internet of Things (IoT) operations, and founded the NFV Lab in Korea. Earlier in his career, Mr. Sennhauser held roles as Sales Specialist OSS APJ (2012-2014) and Worldwide Principal Business Consultant (2004-2012) at HPE. He began his career at Swisscom as a Program and Project Manager (1996–2000). Mr. Sennhauser holds an Executive MBA in Business Engineering from the University of St. Gallen, Switzerland and a Master’s Degree in Software Engineering from Juventus Zurich.

Jackie Wang was appointed as the General Manager - Asia of the Company in July 2025. Mr. Wang has over 20 years of experience in international business leadership, sales management, and edge AI market development. Mr. Wang’s  extensive track record spans global markets including Europe, EMEA, and APAC, where he has built high-performing teams and established long-standing partnerships to drive strategic growth. Mr. Wang is highly skilled in Edge AI business modeling, AIoT solution development, channel sales, strategic negotiations, and managing cross-regional teams with a multicultural perspective. From 2013 to 2025, Mr. Wang served as the Head of the Edge AI Business Unit at Lanner Electronics, where he led the go-to-market strategy, ecosystem partnerships, and product-market alignment across the APAC and EMEA regions. Mr. Wang’s team played a crucial role in driving the adoption of Edge AI solutions in sectors such as smart manufacturing, security surveillance, and intelligent transportation. As Regional Sales Director of Europe, Mr. Wang also successfully established Lanner Europe B.V. in the Netherlands, setting up operational, channel, and product strategy from the ground up. Mr. Wang’s leadership contributed to achieving double-digit annual revenue growth and expanding the brand’s footprint in the EU region. Mr. Wang began his career with Nokia Corporation from 2005 to 2011, where he managed national sales and distributor networks, particularly in the telecom and enterprise mobility sectors, contributing significantly to Nokia’s retail success in the USA. Mr. Wang holds a Bachelor of Science in Business Administration from the University of California, Riverside, bringing a solid academic foundation to their commercial and technical insights.

Rt. Hon. Ruth Kelly has been a director since the closing of the Merger on July 13, 2022. Since March 2023, Ms. Kelly has been non-executive Chair of Water UK, a trade body representing water companies in England, Wales and Scotland. Since November 2021, Ms. Kelly has been non-executive Chair of Thames Freeport, a private-sector led, UK government sponsored regeneration initiative, north of the Thames Estuary. Since September 2020, Ms. Kelly has been a member of the Vatican’s Council for the Economy, which oversees the Holy See’s finances. Since April 2019, Ms. Kelly has also been a non-executive Director of Heathrow Airport and a member of the airport’s Audit and Finance committees and of its Safety and Operation Risk Committee. From April 2016 to March 2019, Ms. Kelly served as a non-executive director of the Financial Conduct Authority, the regulator of the conduct of financial services in the United Kingdom; throughout that time, she also served as Chair of the regulator’s Audit Committee and member of its Risk Committee. Between October 2011 and July 2017, Ms. Kelly was a non-executive director of National Grid, one of the world’s largest publicly listed utilities focused on transmission and distribution of electricity and gas across the United Kingdom and United States, serving on its finance, audit and nomination committees. From September 2015 to August 2019, Ms. Kelly served as Pro Vice Chancellor of St Mary’s University, Twickenham, London, overseeing the development, enterprise and research agendas. From May 2010-August 2015, Ms. Kelly worked as a Managing Director at HSBC Bank, during which time she became Global Head of Client Strategy in HSBC Global Asset Management, overseeing global marketing and managing global relationships across the banking group. From May 1997 to April 2010, Ms. Kelly was a UK politician, serving in various ministerial capacities including as Economic Secretary to the Treasury, Financial Secretary to the Treasury, Minister of State in the Cabinet Office, Secretary of State for Education, Secretary of State for Communities and Local Government and Secretary of State for Transport. From September 1994 to April 1997, Ms. Kelly worked as an economist at the Bank of England. From August 1990 to September 1994, Ms. Kelly was an economics journalist on The Guardian newspaper. In 1992, Ms. Kelly received a Master of Science from the London School of Economics. Ms. Kelly graduated from The Queen’s College, Oxford, in 1989 in Philosophy, Politics and Economics.

Keith Levy was appointed as a Director of the Company in July 2024. Mr. Levy is a venture capitalist and seasoned banker. His banking career spans over two decades. Mr. Levy has a wealth of experience in business building, risk management, innovation, thought leadership and regulatory matters. He has led trading and IT teams in building out novel trading and risk management enterprises across London, Switzerland, and the Americas. Most recently he was the head of Corporate Derivatives trading EMEA (Europe Middle East and Africa) for Bank of America. Mr. Levy joined Bank of America in 2019. In July of 2022, Mr. Levy joined the board of directors of JN Financial Group. JN Financial Group is a global banking and insurance enterprise with entities across the United Kingdom, the United States, Canada, and the Caribbean. As a member of such board, Mr. Levy’s focus is on risk management, capital allocation and innovation. Mr. Levy sits on the Risk Committee— and acts as a special advisor to the CEO for strategic acquisitions/ divestments. In April of 2022, Mr. Levy and a group of like-minded investors founded Visionario Venture Capital (“VVC”) with the mission to provide greater access to capital for both female and ethnic minority entrepreneurs. The fund focuses on fintech, healthcare technology and consumer products. VVC is a member of the Senior Advisory Board of Bank of America’s Global Breakthrough Labs Accelerator. In this capacity, Mr. Levy advises a global cohort of 35 fintech startups on growth strategies, capital raising, and platform development. He is a member of the Executive Leadership Council (ELC), an organization of the highest-ranked Black executives in leading global enterprises. In 2020 he was recognized by the ELC as the International Executive of the year. Mr. Levy started his banking career at Credit Suisse (CS) in 2000 and, in his last role at CS, was head of Structured Finance for EMEA. With a focus on trading, risk management, balance sheet/capital optimization and trading technology for his group, Mr. Levy managed 45 billion USD of the firm’s balance sheet. During his time at CS, Mr. Levy was twice awarded the Thought Leader and Culture Carrier award by the UK Executive Board. The award recognizes senior managing directors of the firm who exemplify values and leadership qualities of excellence. Mr. Levy holds a bachelor’s degree in physics from Harvard University, and dual master’s degrees in physics and in financial engineering from the University of Michigan.

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

6.B. COMPENSATION

Compensation of Senior Management

Our compensation programs and practices are designed to help recruit, retain, and motivate key employees so that they may deliver the successful operating, financial and stockholder value performance expected by our investors. Our compensation committee believes that our compensation program and practices are consistent with industry standards and the competitive market in which we operate and is generally aimed at supporting achievement of our operating success and performance for stockholders.

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere.

Cash Compensation

For fiscal year 2025, we paid cash compensation, including salary, bonuses and severance amounts, in an aggregate amount of approximately $2.52 million to our senior management employees (this amount includes salary and severance payments paid to Mohan Raj Kumar, who departed from the position of Chief Delivery Officer in October 2025, and salary paid to Thomas Sennhauser, who was appointed to service as our Chief Technology Officer – Infrastructure of the Company as of November 1, 2025, for his service as an employee, but does not include amounts paid to Mr. Sennhauser for his service as non-employee director prior to becoming an employee). This amount does not include business travel, relocation, professional and business association dues, and expenses paid on behalf of or reimbursed to our senior management, and other benefits commonly reimbursed or paid by companies in Taiwan or the United Kingdom.

Benefit Plans

We provide health insurance benefits to our eligible employees, including our senior management.

We do not currently have any pension, defined benefit or similar plans for the benefit of our senior management or directors. We have not accrued or set aside any amount to provide pension, retirement or similar benefits or expenses to our senior management or directors. Under applicable local laws, certain of our subsidiaries are statutorily required to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Incentive Plan

On March 6, 2023, our Board of Directors approved and adopted, subject to shareholder approval, the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). The 2023 Plan became effective on March 6, 2023. The 2023 Plan was approved by our shareholders on July 12, 2023. Effective as of March 5, 2026, our Board of Directors amended the 2023 Plan to increase the aggregate number of ordinary shares that may be issued pursuant to awards under the 2023 Plan by 200,000 shares, such that the aggregate number of ordinary shares which may be issued pursuant to awards under the 2023 Plan is 3,794,649 shares.

The 2023 Plan contains the following general features and terms:

Share Awards. The 2023 Plan provides for incentive stock options, or ISOs, non-qualified stock options, or NSOs, share awards (commonly referred to as “restricted share units” or “RSUs,”) share unit awards, share appreciation rights, other share-based awards, performance-based share awards, (collectively, “share awards”) and cash-based awards (share awards and cash-based awards are collectively referred to as “awards”). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve. Pursuant to the terms of the 2023 Plan, the aggregate number of ordinary shares that may be issued pursuant to share awards under the 2023 Plan will not exceed the sum of (i) 1,000,000 ordinary shares (as adjusted for the Reverse Split), plus (ii) an annual increase on the first day of each fiscal year, for a period of not more than ten years, beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) 5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (y) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year. Effective as of March 5, 2026, our Board of Directors amended the 2023 Plan to increase the aggregate number of ordinary shares that may be issued pursuant to share awards under the 2023 Plan by 200,000 shares, such that the aggregate number of ordinary shares which may be issued pursuant to awards under the 2023 Plan is 3,794,649 shares (which number of shares includes the automatic increases under (ii) above for 2024, 2025 and 2026).

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

Restricted Share Unit Awards. Each share unit provides the recipient the right to acquire one ordinary share (or an equivalent cash amount) upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a restricted share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.

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

Share Awards Granted in 2025. During 2025, our Board of Directors granted an aggregate of 173,381 RSUs to our senior management and directors pursuant to the 2023 Plan and, as applicable to our non-employee directors, pursuant to our non-employee director compensation policy.  In the first quarter of 2026, our Board of Directors granted an aggregate of 2,514,498 RSUs pursuant to the 2023 Plan to our senior management and directors, and, as applicable to our non-employee directors, pursuant to our non-employee director compensation policy, of which 1,655,533 RSUs were granted with respect to services performed in whole or in part prior to the start of the 2025 fiscal year.

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

Compensation of Non-Employee Directors

Employee directors do not receive any additional compensation with respect to service on our Board of Directors. We reimburse all of our non-employee directors for their reasonable and customary out-of-pocket expenses in connection with their attendance at Board and committee meetings. During fiscal year 2025, each of our non-employee directors received compensation for their service on our Board of Directors in accordance with the terms of our non-employee director compensation policy.

In September 2024, we amended our non-employee director compensation policy effective as of July 13, 2024. Pursuant to our amended non-employee director compensation policy, each non-employee director is entitled to receive an annual cash retainer of $75,000 (or $90,000 for the lead director), plus the following additional annual retainers for committee service:

Committee	Chair	Member
Compensation Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	10,000	7,500
Audit Committee	20,000	12,500

For fiscal year 2025, we paid cash compensation in an aggregate amount of approximately $0.53 million to our non-employee directors (which includes the pro-rated annual cash retainer and committee fees paid to Mr. Sennhauser for his service as a non-employee director through October 31, 2025. Mr. Sennhauser was appointed as our Chief Technology Officer – Infrastructure of the Company as of November 1, 2025. Compensation paid to Mr. Sennhauser for his services as an employee is reflected in the figure set forth above under “Director, Senior Management and Employees – Compensation – Senior Management – Cash Compensation”).

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

For information regarding the equity awards granted to our non-employee directors, see Item 6.B. “Director, Senior Management and Employees – Compensation – Senior Management – Equity Incentive Plan – Share Awards Granted in 2025.”

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

Audit Committee Information

Gorilla has established an audit committee comprised of independent directors. The audit committee consists of Ruth Kelly, Gregg Walker, Evan Medeiros and Keith Levy. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise Gorilla’s independent accountants, review the results and scope of the audit and other accounting related services and review Gorilla’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee is, will at all times be, composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Gorilla has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Gregg Walker serves as a financial expert on the audit committee.

Compensation Committee Information

The board of directors of Gorilla has established a compensation committee. The compensation committee consists of Ruth Kelly, Gregg Walker, and Evan Medeiros. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to Gorilla’s senior management and directors and to administer Gorilla’s incentive compensation plans, if any, including authority to make and modify awards under such plans.

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

6.D. EMPLOYEES

As of December 31, 2025, we had 200 employees, including 7 part-time employees, of whom 181 were based in Asia, 11 were based in Africa, 6 were based in Europe, and 2 were based in the Americas. Gorilla fosters a collaborative and inclusive work environment, ensuring strong employee engagement across its global operations. None of Gorilla’s employees are represented by labor unions or covered by collective bargaining agreements. Gorilla maintains positive employee relations, which have contributed to uninterrupted operations and a stable workforce.

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and senior management, see Item 7. “Major Shareholders and Related Party Transactions – 7.A. Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees – Compensation – Senior Management – Equity Incentive Plan” and Item 6.B. “Compensation – Non-Employee Directors.”

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table shows the beneficial ownership of ordinary shares as of March 20, 2026 by:

●	each person known by Gorilla to beneficially own more than 5% of the outstanding ordinary shares;
●	each member of Gorilla’s senior management and its board of directors; and
●	all of Gorilla's senior management and directors as a group.

Unless otherwise indicated, Gorilla believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Such shareholders do not have voting rights which differ from the voting rights held by other holders of ordinary shares. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 20, 2026 through the exercise of any option, conversion or any other right. However, this means that the following table does not reflect RSUs issued to our senior management and directors that will not vest within 60 days of March 20, 2026 or are subject to vesting conditions that cannot necessarily be satisfied within 60 days, such as the achievement of market capitalization targets, which RSUs would otherwise represent approximately 3.5% of the ordinary shares issued and outstanding as of that date.

As of March 20, 2026, there were 27,653,859 ordinary shares issued and outstanding, not including 407,989 treasury shares held by the company.

Unless otherwise noted, the business address of each beneficial owner is c/o Gorilla Technology Group Inc., 64 North Row, London, United Kingdom W1K 7DA.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Senior Management and Directors:
Jayesh “Jay” Chandan, Chief Executive Officer and Chairman of the Board	1,095,471	4.0%
Dr. Rajesh “Raj” Natarajan, Chief Innovation Officer	679,853	2.5%
Bruce Bower, Chief Financial Officer (1)	55,784	*
Thomas Sennhauser / Chief Technology Officer – Infrastructure	52,537	*
Jackie Wang, General Manager – Asia	-	*
Ruth Kelly	121,627	*
Keith Levy	41,111	*
Evan Medeiros	38,726	*
Gregg Walker	44,608	*
All senior management and directors as a group (9 individuals)	2,129,717	7.7%
Five Percent or More Holders:
N/A

*	Less than 1%.

(1)	Includes 1,600 shares beneficially owned by Canarias Holding Ltd, an entity controlled by Mr. Bower’s spouse.

7.B. RELATED PARTY TRANSACTIONS

Exculpation, Indemnification and Insurance.

Our Amended and Restated Articles of Association permit Gorilla to exculpate, indemnify and insure certain of its officers to the fullest extent permitted by the Companies Act. Gorilla has entered into agreements with certain office holders, exculpating them from a breach of their duty of care to Gorilla to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law.

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

The SPAC Representative (as defined in the Business Combination Agreement) is suing Gorilla for 2022 Earnout Shares and legal expenses. The Company has cooperated with all claims for 2022 Earnout Shares submitted by CVR holders other than the PIPE Investors. The Company has separately sued the PIPE Investors, accusing them of share price manipulation that breaches the implied covenant of good faith and fair dealing and seeking excuse from further performance under the Business Combination Agreement. A potential for damages exists regarding the release of shares and expense coverage. The Company believes that fraudulent conduct by the PIPE Investors and wasteful expenses provide a basis for a strong defense against the action.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

ITEM 9: THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants began trading on Nasdaq under the symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022. Global’s units, subunits and warrants were previously listed on the Nasdaq under the symbols “GLSPU,” “GLSPT,” and “GLSPW,” respectively. Global’s securities each commenced separate public trading on April 13, 2021. Global’s subunits and units automatically separated into the component securities upon consummation of the Merger and, as a result, no longer trade as a separate security. Upon the closing of the Merger, Global’s ordinary shares were converted into our ordinary shares, and Global’s warrants were converted into our warrants. On April 14, 2026, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $11.81 per ordinary share and $0.28 per warrant.

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

Description of Placement Agent Ordinary Share Purchase Warrants

Form. The Placement Agent Warrants are governed by the provisions contained in the Placement Agent Warrant.

Term. The Placement Agent Warrants will expire on July 2, 2030.

Exercisability. The Placement Agent Warrants are exercisable at any time after their issuance, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ordinary shares purchased upon such exercise. In the event there is no registration statement registering the ordinary shares underlying the Placement Agent Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Placement Agent Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the Placement Agent Warrant. No fractional ordinary shares will be issued in connection with the exercise of a Placement Agent Warrant.

Exercise Limitations. We may not effect the exercise of any Placement Agent Warrants, and a holder will not be entitled or able to exercise any portion of any Placement Agent Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election by a holder, 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants.

Exercise Price. The exercise price per whole share of our ordinary shares issuable upon the exercise of the Placement Agent Warrants is $21.00 per ordinary share. The exercise price of the Placement Agent Warrants and the number of ordinary shares issuable upon exercise of the Placement Agent Warrants are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Transferability. Subject to applicable laws, the Placement Agent Warrants may be offered for sale, sold, transferred or assigned without our consent. The ownership of the Placement Agent Warrants and any transfers of the Placement Agent Warrants will be registered in a warrant register maintained by us or our transfer agent.

Exchange Listing. We do not plan on applying to list the Placement Agent Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, upon consummation of such a fundamental transaction, the holders of the Placement Agent Warrants will be entitled to receive upon exercise of the Placement Agent Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Placement Agent Warrants, and any additional consideration receivable as a result of such fundamental transaction, or, in certain cases, at such holder’s election, cash equal to the Black Scholes Value of the unexercised portion of the Placement Agent Warrant.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of ordinary shares, the holder of a Placement Agent Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights or the rights to receive dividends, until the holder exercises the Placement Agent Warrant.

Contingent Value Rights

This section reflects events and figures prior to the Reverse Split. To the extent there are ordinary shares currently underlying CVRs, the number of such shares was reduced by a factor of ten as a result of the Reverse Split.

In connection with the Transactions, Gorilla issued one Class A CVR to the holders of the outstanding Global ordinary shares that were not redeemed or converted in the Redemption, including PIPE Subunits purchased under the Amended Subscription Agreement (but not Class B ordinary shares of Global or Global securities purchased in the IPO Private Placement). Following the Redemption, pursuant to which almost 91% of Global public shareholders redeemed their Global ordinary shares, and the issuance of Gorilla ordinary shares, there were 368,035 Gorilla ordinary shares held by public holders and 4,139,840 Gorilla ordinary shares held by PIPE Investors. Therefore, the total number of Class A CVRs issued is 4,507,875, which were issued to a concentrated number of public holders and the two PIPE Investors. Each Class A CVR entitles the holder to receive (as a new reissuance by Gorilla of equivalent Gorilla ordinary shares or other securities or property forfeited as part of applicable Earnout Shares) (A) a pro rata portion, among holders of Class A CVRs, of the Price Protection Shares, and (B) a pro rata portion, among holders of all CVRs, of the Revenue Protection Shares.

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

2022 Annual Report Test

8.4 million (60%) of the total Earnout Shares (the “2022 Earnout Shares”) are eligible to be earned by the Gorilla shareholders, which amount will be reduced by the forfeiture of any Price Protection Shares in 2022. As a result of the forfeitures described above, 5,877,472 of the 2022 Earnout Shares remained eligible to be earned. Gorilla shareholders would forfeit such remaining 2022 Earnout Shares because the 2022 Annual Report was not filed with the SEC on or before March 31, 2023. The Company delivered a Revenue Earnout Statement (as defined in the Business Combination Agreement) within the timeframes outlined by the Business Combination Agreement supporting the forfeiture of the remaining 2022 Earnout Shares. The remaining 2022 Earnout Shares were forfeited on or about November 18, 2025. As of the date hereof, 369,920 of the remaining 2022 Earnout Shares (36,992 after accounting for the Reverse Split) have been reissued to CVR holders.

2022 Price Protection Earnout Dispute

There is an ongoing dispute between the SPAC Representative and the Company Representative regarding the forfeiture Earnout Shares for the appropriate VWAP at the time of filing of Gorilla’s Form 20-F for the year ended December 31, 2022. An Independent Expert (as defined in the Business Combination Agreement) was appointed to resolve such dispute. After the Independent Expert submitted its report, the SPAC Representative submitted an additional Price Protection Statement (as defined in the Business Combination Agreement). The Company Representative objected to the Price Protection Statement. While not disputing the finality of the Independent Expert’s report with respect to the matters ruled upon, the Company Representative asserted that the Independent Expert had not ruled with respect to the issue that the Company Representative was now raising (despite the fact that the Company Representative had asked the Independent Expert to rule on such issue). The Company Representative asked that, if the SPAC Representative disagrees with the Company Representative, that a new Independent Expert should be appointed. The SPAC Representative asserted that it disagrees with the Company Representative. The dispute remains ongoing. The Company anticipates that a resolution in favor of the SPAC Representative would cause the forfeiture of a little over one million 2023 Earnout Shares (as defined below) as Price Protection Shares. The Company anticipates that a resolution in favor of the Company Representative would not cause the forfeiture of any 2022 Earnout Shares which have not yet been forfeited. An independent expert has been engaged and the SPAC Representative and Company Representative.

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

2023 Consolidated Margin and 2023 Annual Report Test

After giving effect to any forfeiture of Price Protection Shares in 2023, if Gorilla failed to maintain its gross margin compared to the gross margin from the prior year (the “Gross Margin Test”), the Gorilla shareholders would potentially forfeit any remaining 2023 Earnout Shares. Gorilla’s gross margin for the fiscal year 2023 was greater than its gross margin for the fiscal year 2022. Additionally, Gorilla failed to file a Form 20-F for fiscal year 2023 prior to March 31, 2024 (the “Annual Report Test”).

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

In May 2024, Gorilla’s CFO delivered a Revenue Earnout Statement supporting the forfeiture of no 2023 Earnout Shares. The Revenue Earnout Statement noted Gorilla passed the Gross Margin Test and asserted that the proviso “in the event that all of the tests set forth in Section 1.2(b)(vi) are not satisfied” preceded every provision which Gorilla had been able to identify which gave rise to forfeiture of 2023 Earnout Shares. Because the Gross Margin Test had been satisfied, Gorilla acknowledged that the condition that “all” of the tests “are not satisfied” had not been met. The SPAC Representative delivered a timely objection to this Revenue Earnout Statement. The SPAC Representative did not dispute that the Gross Margin Test had passed. An independent expert has been engaged and the SPAC Representative and Company Representative each submitted briefs to the independent expert in February 2026.

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

Squeeze-out Provisions

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares to whom the offer is made, the offeror may, at any time within two months after the approval by the said holders, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

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

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report

2023 Equity Incentive Plan	Item 6.B. Directors, Senior Management and Employees – Compensation – Senior Management – Equity Incentive Plan.
Form of Indemnification Agreement	Item 7.B. Related Party Transactions – Exculpation, Indemnification and Insurance.
Amended and Restated Non-Employee Director Compensation Policy	Item 6.B. Directors, Senior Management and Employees – Compensation – Non-Employee Directors.

In addition, summaries of additional material contracts not described elsewhere in this Annual Report are provided below:

Securities Purchase Agreements and Lock-up Agreements

On June 6, 2024, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of 2,142,858 ordinary shares and Series C Warrants to purchase 2,142,858, ordinary shares of the Company to certain of such investors. Such investors may also participate in an amount of up to 50% of any equity financing by the Company within 24 months of closing. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Series C Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $5.90 per ordinary share. A holder of a Series C Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. As of the date hereof, 200,000 Series C Warrants remain outstanding.

On June 30, 2025, the Company entered into a securities purchase agreement with certain investors relating to the issuance and sale of 2,529,946 ordinary shares and Pre-Funded Warrants to purchase 3,470,054 ordinary shares of the Company to certain of such investors. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Pre-Funded Warrants issued in connection with the securities purchase agreement are exercisable at any time after the date of issuance at an exercise price of $0.0001 per ordinary share. A holder of a Pre-Funded Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. As of the date hereof, no Pre-Funded Warrants remain outstanding.

On June 30, 2025, the Company entered into a Placement Agency Agreement with Titan Partners Group LLC, a division of American Capital Partners, LLC (“Placement Agent”) to act as the exclusive placement agent in connection with a registered direct offering completed in July 2025, pursuant to which the Company agreed to issue to the placement agent, as compensation, Placement Agent Warrants to purchase an aggregate of 120,000 ordinary shares of the Company. The agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. Placement Agent Warrants issued in connection with this agreement are exercisable at any time after the date of issuance at an exercise price of $21.00 per ordinary share. A holder of a Placement Agent Warrant may not exercise such warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. As of the date hereof, 120,000 Placement Agent Warrants remain outstanding.

In addition, in connection with each securities purchase agreement described above, the Company’s directors and Jayesh Chandan, Rajesh Natarajan, Bruce Bower and Mohan Raj Kumar of the Company entered into lock-up agreements, which each provided for a 60-day lockup period, subject to customary exceptions.

Employment Agreements with Our Senior Management

Below is a description of the material terms of our employment agreements with certain members of our senior management. The employment agreements provide for at-will employment and sets forth each individual’s base salary and eligibility for employee benefits.

Notwithstanding the foregoing, the Company makes no representation that the terms of the employment agreements described below reflect or can be used to infer the compensation that such employee has received in the past or will reflect the compensation such employee will receive in the future. Adjustments to such employee’s compensation may have been approved by the Board (or a subcommittee thereof) in the past and additional changes may be approved in the future. For further information regarding Gorilla’s compensation of its Board and senior management, we refer you to see Item 6.B. “Director, Senior Management and Employees – Compensation” of this Annual Report.

Employment Agreement with Jayesh “Jay” Chandan

On April 22, 2023, we entered into an employment agreement with Mr. Chandan to memorialize the terms of his continued employment with us which commenced on July 14, 2022 (the “Effective Date”). During 2025, our compensation committee conducted a review of Mr. Chandan’s compensation, and on August 14, 2025, the Board amended Mr. Chandan’s employment agreement with respect to certain compensation terms. Terms of his employment agreement, as amended, are described herein. The employment agreement has no fixed term and is terminable by either party following a minimum notice period as required by applicable law.

The employment agreement provides for an annual base salary of £450,000. Mr. Chandan is eligible to earn an annual cash incentive bonus of £150,000, subject to the achievement of Company performance goals, as determined by the Board, and subject to Mr. Chandan’s continued employment through the date that any bonus amount is actually paid.

Pursuant to the employment agreement, Mr. Chandan previously received a one-time sign-on award of restricted share units with a fair value of $3,000,000 based upon a price of $10.19 per share (or $101.90 per share, after giving effect to the Reverse Split) (rounded down to the nearest whole share). Mr. Chandan is also entitled to receive an annual award of restricted share units with a fair value of $2,500,000. The number of shares underlying each annual award will be equal to the fair value of the annual award divided by the average per share closing price for the twenty (20)-day period ending on the trading day prior to July 13 of the prior year (rounded down to the nearest whole share). To receive each annual award, Mr. Chandan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. Pursuant to the amended terms of Mr. Chandan’s employment, in March 2026, the Board granted Mr. Chandan an award of 550,000 restricted share units that will vest subject to the Company’s attainment of certain significant market capitalization thresholds within five years of the grant date, subject (with limited exception) to Mr. Chandan’s continued service through the date that the applicable market capitalization thresholds are achieved.

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

Commencing with the first anniversary of the Effective Date in the 2023 calendar year, Dr. Natarajan is also entitled to receive an annual award of restricted share units with a fair value of $1,650,000 based upon a price of $10.19 per share (or $101.90 per share, after giving effect to the Reverse Split) (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Dr. Natarajan must be continuously employed through the date of grant and must not have given us notice of intention to resign or received notice from us of termination. If granted, the annual restricted share unit awards will be fully vested on the date of grant.

Under the employment agreement, upon termination of Dr. Natarajan’s employment by us without “cause” or Dr. Natarajan’s resignation for “good reason”, and provided he signs and does not revoke our standard release of claims agreement, and complies with all applicable restrictive covenants and contractual obligations contained in the employment agreement, Dr. Natarajan will be eligible to receive a lump sum payment equal to six months’ base salary and health insurance premium reimbursement for six months.

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

The employment agreement provides for an annual base salary of £240,000. Employment agreement also entitles him, subject to approval by the Board or the Compensation Committee and relevant policies, to receive an annual award of restricted share units with a fair value of $400,000 based upon a price of $2.87 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Mr. Bower must be continuously employed through the date of grant and each vesting date thereafter. If granted, one-forth of the annual restricted share unit awards will vest on the first anniversary of the grant date and each of the next three anniversaries of the grant date.

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

On July 3, 2025, we entered into an amendment to above-mentioned employment agreement, effective as of June 1, 2025, it provides for an annual base salary of $450,000 (paid in GBP equivalent of £330,000) and also entitles him,  subject to approval by the Board or the Compensation Committee and relevant policies, to receive an annual award of restricted share units with a value upon grant of $648,000 based upon a price of $2.86875 per share (rounded down to the nearest whole share). To receive each annual restricted shares unit award, Mr. Bower must be continuously employed through the date of grant and each vesting date thereafter. If granted, one-forth of the annual restricted share unit awards will vest on the first anniversary of the grant date and each of the next three anniversaries of the grant date.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyzes of our exposure to these risks, see note 39 - Financial instruments to our consolidated financial statements included elsewhere in this annual report.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

As of the date of this report, we may receive up to an aggregate of $110.2 million from the exercise of all of our outstanding public warrants and up to $3.7 million from the exercise of all of our outstanding Series C Warrants and Placement Agent Warrants, in each case assuming they are exercised in full for cash. To the extent any of these warrants are exercised on a cashless basis, we will not receive any proceeds.

We have used, and we expect to continue to use, the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

There is no assurance that the holders of the warrants will elect to exercise any or all of them. The exercise price of our public warrants, Series C Warrants and Placement Agent Warrants is $115.00, $5.90 and $21.00 per share, respectively, in each case subject to adjustment. We believe that the likelihood of warrant holders exercising their warrants, as well as the corresponding cash proceeds we would receive, depends on the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be unlikely to exercise any of their warrants, and accordingly, we will not receive any proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of April 14, 2026, the closing price of our ordinary shares was $11.81 per share.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Management is responsible for establishing and maintaining adequate internal control over the Company. Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on the results of this assessment and those criteria, management concluded that we maintained effective internal control over financial reporting as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during fiscal year 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Marcum Asia CPAs, LLP served as our independent auditor for the fiscal year 2025 and 2024. The following table sets forth fees for professional audit services rendered to us by our principal accountant:

Fees - Marcum Asia CPAs, LLP

	Year ended December 31,
Items	2025	2024
	(dollars in thousands)
Audit Fees (1)	$898	$714
Audit Related Fees	-	18
Tax Fees (2)	-	-
All Other Fees	-	-
Total	$898	$732

(1)

“Audit Fee” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal external accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)	“Tax Fees” represents the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external accountants for tax compliance and transfer pricing services.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Table below sets forth the details of shares repurchased during the year ended December 31, 2025:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet be Purchased under the Plans or Programs (1)
January 1 – January 31	—	$—	—	$6,373,511.26
February 1 – February 28	—	—	—	$6,373,511.26
March 1 – March 31	—	—	—	$6,373,511.26
April 1 – April 30	89,578	17.846	89,578	$4,774,885.11
May 1 – May 31	11,293	17.730	11,293	$4,574,662.48
June 1 – June 30	—	—	—	$4,574,662.48
July 1 – July 31	—	—	—	$4,574,662.48
August 1 – August 31	—	—	—	$4,574,662.48
September 1 – September 30	—	—	—	$4,574,662.48
October 1 – October 31	6,200	16.148	6,200	$14,474,542.02
November 1 – November 30	55,834	13.762	55,834	$13,706,142.03
December 1 – December 31	105,506	11.724	105,506	$12,469,166.73
Total	268,411	$14.546	268,411	—

(1)

On September 12, 2024, our board of directors authorized the repurchase of up to $6 million worth of ordinary shares under a share buyback program. The amount authorized under the program was subsequently increased to up to $10 million in January 2025. On October 20, 2025, the board further increased the amount authorized under the program to up to $20 million. Under this program, shares may be purchased by us from time to time from the open market and through private transactions, or otherwise, as determined by our management as market conditions warrant. We have structured open-market purchases under this program to comply with Rule 10b-18 under the Exchange Act. Repurchases may be discontinued at any time by management.

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

Incident Response and Recovery Planning

While processes are in place to minimize the occurrence of a successful cyberattack, we have institutionalized detailed incident response procedures to address a cyber threat that may occur despite these safeguards. The response procedures are designed to identify, analyze, isolate and contain, remediate, and, if applicable, report any such material cyber incidents that occur. We are not only committed to reducing the probability of successful cyberattacks but also to minimizing the potential impact of cyber incidents. During the year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

Governance (Management Oversight and Engagement with the Board of Directors)

We are actively working to establish a robust, revised and comprehensive reporting framework to ensure the board receives regular updates on our cybersecurity program, including risk assessments, policy implementation, incident response preparedness, mitigation plans, reporting and decision-making hierarchy, and strategic initiatives. While periodic reporting is not yet in place, with the goal to ensure compliance with cybersecurity reporting requirements in applicable jurisdictions, we are committed to implementing effective and resilient measures and process for cybersecurity reporting during 2026.

PART III

ITEM 17: FINANCIAL STATEMENTS

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

1.2

Notice of resolutions dated April 10, 2024 effecting a share consolidation of Gorilla’s ordinary shares (incorporated by reference to Exhibit 1.2 of Gorilla’s Form 20-F filed with the SEC on April 30, 2025).

1.3

Notice of resolutions dated April 22, 2024 effecting an increase in the authorized capital of Gorilla (incorporated by reference to Exhibit 1.3 of Gorilla’s Form 20-F filed with the SEC on April 30, 2025).

2.1

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 of Gorilla’s Form 20-F filed with the SEC on April 30, 2025).

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

2.8	Form of Securities Purchase Agreement, dated June 30, 2025 (incorporated by reference to Exhibit 99.1 of Gorilla's Form 6-K filed with the SEC on July 2, 2025).

2.9	Form of Pre-Funded Warrant incorporated by reference to Exhibit 99.3 of Gorilla's Form 6-K filed with the SEC on July 2, 2025.

2.10

Placement Agency Agreement, dated June 30, 2025, between the Company and Titan Partners Group LLC, a division of American Capital Partners, LLC (incorporated by reference to Exhibit 99.2 of Gorilla’s Form 6-K filed with the SEC on July 2, 2025).

2.11	Form of Indenture relating to debt securities (incorporated by reference to Exhibit 4.10 of Gorilla’s Registration Statement on Form F-3 (File No. 333-274053) filed with the SEC on August 17, 2023).

2.12	Form of Securities Purchase Agreement, dated June 6, 2024 (incorporated by reference to Exhibit 99.1 of Gorilla’s Form 6-K filed with the SEC on June 7, 2024).

2.13	Form of Series C Warrant (included in Exhibit 2.12).

2.14	Form of Placement Agent Warrant (included in Exhibit 2.10).

4.1*

Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global, Gorilla, Global SPAC Sponsors LLC, as SPAC Representative, Tomoyuki Nii as Company Representative and Merger Sub (incorporated by reference to Exhibit 2.1 of Gorilla’s Registration Statement on Form F-4 (File No. 333-262069) filed with the SEC on June 28, 2022).

4.2	Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.2 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.3	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 4.3 of Gorilla’s Form 20-F filed with the SEC on April 30, 2025).

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

4.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.10 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

4.7	Form of Lock-Up Agreement (included in Exhibit 2.8).

4.8	Form of Lock-Up Agreement (included in Exhibit 2.12).

8.1	List of subsidiaries of Gorilla.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Gorilla’s Form 20-F filed with the SEC on April 28, 2023).

11.2	Insider Trading and Communications Policy (incorporated by reference to Exhibit 11.2 of Gorilla’s Form 20-F filed with the SEC on May 15, 2024).

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

15.1	Consent of Marcum Asia CPAs LLP dated April 15, 2026.

97.1	Recoupment Policy (incorporated by reference to Exhibit 97.1 of Gorilla’s Form 20-F filed with the SEC on May 15, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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
Bruce Bower
Chief Financial Officer

Date: April 15, 2026

GORILLA TECHNOLOGY GROUP INC. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gorilla Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gorilla Technology Group Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 15, 2026

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

Items	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	5	$99,532,115	$21,699,202
Financial assets at FVTPL	6	501,000	1,000
Restricted deposits	7 and 35	5,298,442	15,773,099
Accounts receivable, net	8	54,141,591	25,670,157
Other receivables, net	11	390,619	432,696
Contract assets	24	57,853,030	34,306,195
Inventories	9	-	5,199
Prepayments	10	15,781,284	28,632,212
Other current assets	15	549,085	151,816
Total current assets		234,047,166	126,671,576

Non-current assets
Property and equipment	12 and 35	15,749,411	14,939,143
Right-of-use assets	13	1,091,526	505,345
Intangible assets	14	2,432,278	2,931,661
Deferred tax assets, net	30	11,938,173	6,938,213
Prepayments	10	204,020	315,304
Financial assets at FVTPL	6	4,000,000	-
Other non-current assets	15	2,420,960	1,494,740
Total non-current assets		37,836,368	27,124,406
Total assets		$271,883,534	$153,795,982

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

Items	Notes	December 31, 2025	December 31, 2024
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	16	$9,427,501	$15,073,458
Long-term borrowings, current portion	16	963,878	1,972,371
Accounts and other payables	17	46,042,759	28,490,211
Lease liabilities	39c)	451,368	210,448
Stock warrant liabilities	21	241,006	20,082,272
Contract liabilities	24	1,305,644	273,227
Provisions	20	124,441	37,673
Income tax liabilities		11,588,564	9,028,829
Other current liabilities		134,279	142,796
Total current liabilities		70,279,440	75,311,285
Non-current liabilities
Long-term borrowings	16	3,404,363	4,372,188
Lease liabilities	39c)	873,114	579,699
Guarantee deposits liabilities		504,990	364,047
Provisions	20	89,006	22,013
Deferred tax liabilities	30	652,782	42,897
Total non-current liabilities		5,524,255	5,380,844
Total liabilities		75,803,695	80,692,129
Equity
Share capital	23	26,356	19,443
Capital surplus		359,074,487	254,585,267
Accumulated deficit		(159,515,327)	(148,238,729)
Foreign currency translation reserve		(1,400,403)	(55,500)
Treasury shares at cost	23	(2,105,274)	(33,206,628)
Equity attributable to owners of the parent		196,079,839	73,103,853
Total equity		196,079,839	73,103,853
Commitments and contingencies	36
Total liabilities and equity		$271,883,534	$153,795,982

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in United States dollars)

		Year ended December 31,
Items	Notes	2025	2024	2023
Revenues, net	24	$101,360,657	$74,674,030	$64,694,991
Cost of revenues	9, 28 and 29	(67,484,636)	(37,365,807)	(19,976,149)
Gross profit		33,876,021	37,308,223	44,718,842
Operating expenses:	28 and 29
Selling and marketing expenses		(1,613,853)	(1,092,977)	(1,562,837)
General and administrative expenses		(19,835,553)	(12,410,485)	(16,558,226)
Research and development expenses		(3,070,698)	(2,110,195)	(3,701,796)
Expected credit losses		(862,634)	(897,170)	(12,153,098)
Foreign currency exchange gains (losses), net		(21,018,528)	(27,799,084)	78,178
Fair value measurement of financial instruments, net	21 and 22	(1,039,329)	(59,540,069)	6,050,777
Other gains (losses), net	25	(103,913)	32,356	187,419
Restructuring costs		-	(432,774)	-
Total operating expenses		(47,544,508)	(104,250,398)	(27,659,583)
Operating income (loss)		(13,668,487)	(66,942,175)	17,059,259
Non-operating income and expenses:
Interest income	26	3,277,048	1,569,253	770,410
Finance costs	27 and 34	(543,808)	(732,508)	(818,065)
Total non-operating income (expenses)		2,733,240	836,745	(47,655)
Profit (loss) before income tax		(10,935,247)	(66,105,430)	17,011,604
Income tax (expense) benefit	30	(341,351)	1,310,814	(3,515,990)
Profit (loss)		(11,276,598)	(64,794,616)	13,495,614
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may not be reclassified to profit or loss
Remeasurement of defined benefit plans		-	(44,804)	89,457
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,344,903)	(1,010,518)	584,840
Other comprehensive income (loss), net of tax		(1,344,903)	(1,055,322)	674,297
Total comprehensive income (loss)		$(12,621,501)	$(65,849,938)	$14,169,911

Earnings (loss) per share
Basic	31	$(0.51)	$(6.13)	$1.92
Diluted	31	$(0.51)	$(6.13)	$1.64
Weighted average number of shares used in computing earnings (loss) per share
Basic		22,250,495	10,565,835	7,038,173
Diluted		22,250,495	10,565,835	7,558,479

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	Restricted Share Units (“RSU”)	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares (at cost)	Total

Year 2025
Balance at January 1, 2025		$19,443	$253,786,028	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853
Loss		-	-	-	-	(11,276,598)	-	-	(11,276,598)
Other comprehensive loss		-	-	-	-	-	(1,344,903)	-	(1,344,903)
Total comprehensive loss		-	-	-	-	(11,276,598)	(1,344,903)	-	(12,621,501)
Share issued against:
Cash	23	1,044	9,267,534	-	-	-	-	35,005,477	44,274,055
Share-based payment for services	19(a)	15	271,035	-	-	-	-	-	271,050
Exercise of employee stock options	19(d)	6	646,889	(574,612)	-	-	-	-	72,283
Restricted share units	19 and 23	380	1,289,213	-	(1,289,593)	-	-	-	-
Exercise of stock warrants	21 and 23	6,019	96,640,253	-	-	-	-	-	96,646,272
Share issuance costs	23	-	(6,530,746)	-	-	-	-	-	(6,530,746)
Share-based compensation expenses	19	-	-	-	4,768,696	-	-	-	4,768,696
Acquisition of treasury stock	23	-	-	-	-	-	-	(3,904,123)	(3,904,123)
Cancellation of shares held in escrow, net of reissuance	23	(551)	551	-	-	-	-	-	-
Balance at December 31, 2025		$26,356	$355,370,757	$189,721	$3,514,009	$(159,515,327)	$(1,400,403)	$(2,105,274)	$196,079,839

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	RSU	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares (at cost)	Total

Year 2024
Balance at January 1, 2024		$7,846	$165,228,386	$764,333	$175,599	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733
Loss		-	-	-	-	(64,794,616)	-	-	(64,794,616)
Other comprehensive loss		-	-	-	-	(44,804)	(1,010,518)	-	(1,055,322)
Total comprehensive loss		-	-	-	-	(64,839,420)	(1,010,518)	-	(65,849,938)
Acquisition of treasury stock	23	-			-	-	-	(3,626,488)	(3,626,488)
Share-based payment for professional services & acquisition of intangible asset	19	134	749,438	-	-	-	-	-	749,572
Shares issued against exercise of convertible preference shares	22	7,031	39,458,058	-	-	-	-	-	39,465,089
Shares issued against restricted share units	19 and 23	70	342,531	-	(140,693)	-	-	-	201,908
Issuance of ordinary shares	23	2,143	11,287,862	-	-	-	-	-	11,290,005
Shares issued against exercise of stock warrants	21 and 23	2,219	36,719,753	-	-	-	-	-	36,721,972
Balance at December 31, 2024		$19,443	$253,786,028	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	RSU	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares (at cost)	Total

Year 2023
Balance at January 1, 2023		$7,136	$153,288,043	$1,442,346	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183
Profit		-	-	-	-	13,495,614	-	-	13,495,614
Other comprehensive income		-	-	-	-	89,457	584,840	-	674,297
Total comprehensive income		-	-	-	-	13,585,071	584,840	-	14,169,911
Expiration of employee stock options		-	881,689	(881,689)	-	-	-	-	-
Shares issued against exercise of employee stock options	19	-	-	203,676	-	-	-	-	203,676
Share-based payment for professional services	19	13	695,662	-	-	-	-	-	695,675
Shares issued against exercise of convertible preference shares	22	560	5,214,402	-	-	-	-	-	5,214,962
Shares issued against restricted share units	19 and 23	99	697,802		175,599				873,500
Shares issued against exercise of stock warrants	21 and 23	38	4,450,788	-	-	-	-	-	4,450,826
Balance at December 31, 2023		$7,846	$165,228,386	$764,333	$175,599	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

		Year ended December 31,
	Notes	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$(10,935,247)	$(66,105,430)	$17,011,604
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Expected credit losses	28	862,634	897,170	12,153,098
Depreciation expenses	12, 13 and 28	753,406	574,121	522,963
Amortization expenses	14 and 28	560,273	821,201	726,031
(Gain) loss on disposal of property and equipment		-	(656)	94
Share-based payment expenses	19	271,050	749,572	695,675
Share-based compensation expenses	19	4,768,696	201,908	203,676
Interest expense	27	543,808	732,508	818,065
Interest income	26	(3,277,048)	(1,569,253)	(770,410)
Unrealized foreign currency exchange losses, net		20,206,577	22,397,898	-
Write-back of accounts and other payables	25	(11,976)	-	(263,237)
Fair value measurement of financial instruments, net	21 and 22	1,039,329	59,540,069	(6,050,777)
Expenses on investment in rent-a-captive company	6 and 25	-	46,146	78,128
Loss on sale of equity shares held-for-trading	25	265,108	-	-
Changes in working capital
Changes in working capital assets
Contract assets		(106,858,689)	(68,321,552)	(33,487,938)
Accounts receivable, net		30,863,543	25,548,022	962,163
Inventories		5,362	17,917	45,513
Prepayments		14,528,978	(21,002,839)	(6,017,351)
Other receivables		(4,250)	(200,520)	91,993
Other assets		(995,144)	438,962	(162,517)
Changes in working capital liabilities
Contract liabilities		1,015,192	165,624	49,128
Notes payable		-	(564)	-
Accounts and other payables		17,029,808	14,649,204	3,984,171
Provisions		147,038	(72,771)	(17,069)
Other liabilities		(52,975)	417,229	(62,759)
Guarantee deposits liabilities		123,718	-	-
Cash flows used in operations		(29,150,809)	(30,076,034)	(9,489,756)
Interest received		3,326,767	1,450,168	751,998
Interest paid		(577,343)	(958,123)	(668,540)
Income tax paid		(2,257,592)	(65,993)	(22,621)
Net cash used in operating activities		(28,658,977)	(29,649,982)	(9,428,919)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in financial assets at FVTPL	6	(4,000,000)	(588,600)	-
Disbursement of convertible loan	6	(500,000)	-	-
Dividend distribution from financial assets at FVTPL	6	-	1,536,555	-
Acquisition of property and equipment	32	(615,498)	(542,559)	(297,357)
Proceeds from disposal of property and equipment		-	1,650	6,122
Acquisition of intangible assets	32	(54,987)	(913,313)	(3,517,971)
Proceeds from sale of shares held-for-trading		3,944,695	-	-
Acquisition of shares held-for-trading		(4,209,803)	-	-
Proceeds from restricted deposits		20,432,716	18,068,962	-
Investment in restricted deposits		(9,537,906)	-	(34,599,728)
(Increase) decrease in guarantee deposits		-	(925,861)	(285,314)
Net cash flows from (used in) investing activities		5,459,217	16,636,834	(38,694,248)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	33	14,726,255	10,259,577	28,050,769
Repayments of short-term borrowings	33	(21,066,547)	(7,737,059)	(25,205,710)
Proceeds from long-term borrowings	33	-	-	1,561,723
Repayments of long-term borrowings	33	(2,289,408)	(1,775,257)	(3,193,619)
Principal payment of lease liabilities	33	(263,079)	(175,653)	(16,344)
Repayments of loan from shareholders	16 and 33	-	(3,000,000)	-
Acquisition of treasury stock	23	(3,503,403)	(3,626,488)	-
Proceeds from exercise of stock options	19(d)	72,283	-	-
Proceeds from exercise of public stock warrants		-	-	4,372,875
Proceeds from exercise of stock warrants	21 and 23	75,765,677	13,090,625	-
Proceeds from issuance of preferred shares	22	-	9,650,000	23,290,000
Proceeds from issuance of ordinary shares	23	44,274,055	11,290,005	-
Payment of share issuance costs	23(c)	(6,524,746)	-	-
Exercise of restricted share units		-	-	873,500
Net cash flows from financing activities		101,191,087	27,975,750	29,733,194
Effect of foreign exchange rate changes		(158,414)	1,429,743	700,453
Net increase (decrease) in cash and cash equivalents		77,832,913	16,392,345	(17,689,520)
Cash and cash equivalents at beginning of year	5	21,699,202	5,306,857	22,996,377
Cash and cash equivalents at end of year	5	$99,532,115	$21,699,202	$5,306,857

The accompanying notes are an integral part of these consolidated financial statements.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2025, 2024 and 2023

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

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on April 15, 2026.

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

The Group adopted the above amendment as of its effective date, and, based on its assessment, the above has no significant impact on its financial condition or financial performance.

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

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS that was effective as issued by the IASB.

b)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at FVTPL.

iii)	Financial assets and liabilities at FVOCI.

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

c)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

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

(b)	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of Subsidiary	Main business Activities	December 31, 2025	December 31, 2024	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%	1
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt LLC (Gorilla Egypt)	Information software and data processing services	100%	100%
Gorilla UK and Gorilla Egypt	Gorilla Distribution Egypt	Software and hardware distribution services	100%	100%	1
Gorilla UK	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%
Gorilla UK	NSGUARD Technology Inc. (NSGUARD)	Information software and data processing services	100%	100%
Gorilla UK	Gorilla Technology (India) Private Limited (Gorilla India)	Information software and data processing services	100%	100%
Gorilla UK	Gorilla Distribution Partners Limited (Gorilla Distribution)	Software and hardware distribution services	55%	55%
The Company	Gorilla Technology (Thailand) Co., Ltd. (Gorilla Thailand)	Information software and data processing services	100%	-	2
The Company	Gorilla Technology Pte. Ltd. (Gorilla Singapore)	Information software and data processing services	100%	-	3

(1)	Telemedia and Gorilla Distribution Egypt are in the process of liquidation as of December 31, 2025.

(2)	Gorilla Thailand was incorporated in January 2025.

(3)	Gorilla Singapore was incorporated in December 2025.

(c)	Subsidiaries not included in consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

d)	Foreign currency translation

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

e)	Classification of current and non-current items

(a)	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within twelve months from the balance sheet date; and

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i)	Liabilities that are expected to be paid off within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be paid off within twelve months from the balance sheet date; and

iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

f)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

g)	Financial assets at FVTPL

(a)	Financial assets at FVTPL are not measured at amortized cost or FVOCI.

(b)	On a regular way purchase or sale basis, financial assets at FVTPL are recognized and derecognized using trade date accounting.

(c)

At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

h)	Financial assets at amortized cost

(a)	The Group classifies its financial assets at amortized cost only if both of the following criteria are met:

i)	the asset is held within a business model whose objective is to collect the contractual cash flows, and

ii)	the contractual terms give rise to cash flows that are solely payments of principal and interest.

(b)	These financial assets are measured at amortized cost and are recognized and derecognized on a trade date basis for regular way purchases and sales.

(c)

At initial recognition, the Group measures these financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.

(d)	The Group’s time deposit which do not fall under cash equivalents are measured at initial investment amount as the effect of discounting is immaterial.

i)	(a) Accounts receivable, net

Accounts receivable represent the Group’s contractual right to receive consideration in exchange for transferred goods or rendered services.

(b)	Unbilled receivables and contract assets

The Group recognizes contract assets when performance obligation has been satisfied and revenue is recognized, however, right to seek unconditional payment is still contingent on the Group’s future performance. Once the Group fulfills such future performance obligation, which also coincides with invoicing milestones, such contract assets are derecognized and the Group recognizes unbilled receivables till the time it does not issue the invoice. Once an invoice is issued to the customer, the Group recognizes a trade receivable and derecognizes unbilled receivables. Invoices to customers are issued in accordance with the contractual terms upon achieving invoicing milestones and such milestones are established as part of the customer contract.

j)	Impairment of financial assets

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

k)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

l)	Operating leases (lessor)

Lease income from an operating lease (net of any incentives given to the lessee) is recognized in profit or loss on a straight-line basis over the lease term.

m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The item by item approach is used in applying the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

n)	Property and equipment

(a)	Property and equipment are initially recorded at cost.

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

(in years)
Buildings and structures	50
Transportation equipment	5
Office equipment	3 - 5
Leasehold improvements	3 - 6
Other equipment (1)	5

(1) Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

o)	Leasing arrangements (lessee)－right-of-use assets/ lease liabilities

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

p)	Intangible assets

(a)	Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

(b)	Intellectual property rights are stated at historical cost and are amortized on a straight-line basis over their estimated useful lives of 10 years.

q)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (‘DCF’) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized. There was no impairment of non-financial assets for the years ended December 31, 2025, 2024 and 2023.

r)	Borrowings

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

s)	Notes and accounts payable

(a)	Accounts payable are liabilities for purchases of goods or services and notes payable are those resulting from operating and non-operating activities.

(b)	Non-interest bearing short-term notes and accounts payable are measured at the original invoice amount as the effect of discounting is immaterial.

t)	Convertible preference share liabilities

Convertible preference share liabilities issued by the Group contain conversion options (that is, the preference share holders have the right to convert the preference shares into the Group’s ordinary shares, upon request, but not by exchanging a fixed amount of cash for a fixed number of ordinary shares), call options. The Group classifies the preference share liabilities upon issuance as financial liability in accordance with the contract terms. They are accounted for as follows:

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

u)	Warrant liabilities

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at FVTPL until the warrants are exercised, redeemed, or expired.

v)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability specified in the contract is discharged, cancelled or expired.

w)	Provisions

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

x)	Employee benefits

(a)	Short-term employee benefits

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

y)	Share-based payment

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

z)	Income tax

(a)	The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss.

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

aa)	Share capital

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

bb)	Revenue recognition

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

iv)

The customer pays at the time specified in the payment schedule. If the performance obligations satisfied exceed the payment, a contract asset is recognized if there exist any performance obligations yet to be satisfied, which may prevent the Group to invoice the customer for the performance obligations already satisfied. If the customer collections exceed the services rendered, a contract liability is recognized. Contract asset is reclassified to unbilled receivables or accounts receivable, as appropriate, when related invoices are issued.

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

cc)	Operating segments

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

(a)	Critical judgements in applying the Group’s accounting policies

None.

(b)	Critical accounting estimates and assumptions

Revenue recognition-sales of system integration services

The Group recognizes revenue from providing system integration services based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the performance obligation meets the one or more criteria to be recognized over a period of time. This is determined based on the proportion of hardware, software and labor costs that have been incurred as of the financial reporting date to the total costs expected to be incurred. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred. Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, labor productivity and cost estimates. Any significant variances in estimations of the total costs will impact the measurement of progress which drives the revenue recognition of contract works in an accounting period. Management continuously monitors factors that may affect the quality of its estimates and conducts periodic review of the relevance of factors by reviewing the actual amounts incurred and comparing with previous estimated amounts in order to mitigate the exposure to significant variances. Refer to Note 24 for further details.

Convertible Preference Shares and Private Warrants

Fair value of convertible Preference Shares and Private Warrants without an active market or quoted prices are determined using valuation techniques such as market approach and income approach. The measurement of fair value may adopt observable information or models of similar financial instruments or use assumptions in an appropriate manner if the observable parameters are unavailable in the market. Observable information is the primary source of reference. When valuation models are used for measurements, calibration are performed to ensure its accountability in reflecting real information and market price. In the fair value measurement, the Company used the Option pricing model and Black-Scholes Model to estimate the fair value of convertible Preference Shares and Private Warrants, applying several assumptions and inputs the Company deemed reasonable. Any changes in these judgements and estimates will impact the fair value measurement of these financial instruments. Refer to Note 40 for the financial instruments fair value information.

5.	Cash and cash equivalents

	As of December 31,
	2025	2024
Cash on hand	$5,555	$6,795
Checking accounts	-	61,475
Demand deposits	100,274,335	21,130,931
Cash in brokerage accounts	4,498,033	-
Time deposits	52,634	16,273,100
	104,830,557	37,472,301
Restricted deposits (Refer to Note 7 and 35)	(5,298,442)	(15,773,099)
	$99,532,115	$21,699,202

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)

As of December 31, 2025 and 2024, range of interest rate of time deposits was 1.38%~1.64% and 0.00%~18.00%, respectively. Some of time and demand deposits provided as guarantees and with maturity over three months were reclassified as “restricted deposits – current.” Refer to Note 7 for further details.

6.	Financial assets at FVTPL

	As of December 31,
	2025	2024
Current items:
Investment in a rent-a-captive company (1)	$1,000	$1,000
Convertible loan (2)	500,000	-
	$501,000	$1,000

Non-current items:
Investment in SAFE (3)	$4,000,000	$-

(1)

In 2022, the Group entered into a rent-a-captive arrangement with an insurance company by making an initial investment of $1,105,540 and a further investment of $588,600 in 2024. In a rent-a-captive structure, an insurance company provides insurance services through a captive company to its participants. The Group participates in the captive insurance agreement by investing certain capital and insures itself against future losses, wherein such investment covers the premium for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group, if approved.

During the years ended  December 31, 2025, 2024 and 2023, the Group recognized expenses amounting to $Nil, $46,146, and $78,128, respectively.

During the years ended  December 31, 2025, 2024 and 2023, a dividend of $Nil, $1,536,555 and $Nil, respectively was declared by the insurance company and received by the Group.

(2)

In December 2025, the Company, through its wholly owned subsidiary Gorilla UK, entered into a convertible loan agreement (the “Astrikos Loan Agreement”) with Astrikos Pte. Ltd. (“Astrikos AI”) and Hegde Chinmaya (Controlling Shareholder of Astrikos AI), for setting-up a loan facility of $500,000 (the “Astrikos Loan Facility”) for Astrikos AI. The Company disbursed the loan of $500,000 in December 2025.

The Astrikos Loan Agreement provides for a 0% interest rate for the first twelve months from the date of drawdown and 20% per annum thereafter. The interest shall be rolled and added to the principal amount of loan and shall be payable as and when the principal amount outstanding under the agreement is redeemed or repaid in full. The loan is repayable 12 months from the date of the agreement, unless repaid earlier or converted. On the repayment date, the Borrower may elect to repay the outstanding amount in cash or, failing such repayment, the outstanding principal and accrued interest will convert into preference shares representing 3.9375% of the fully diluted share capital of Astrikos AI.

Given the proximity of the loan disbursement date to the period-end date, the fair value of the financial asset at period-end is considered to approximate its fair value at initial recognition.

(3)

On March 11, 2025, the Company entered into a partnership agreement with One Amazon USA Inc., in connection with an investment through a Simple Agreement for Future Equity (“SAFE”) for a total investment commitment of up to $5,000,000. The agreement designates the Company as the primary technology provider for One Amazon’s Internet of Forests initiative. The SAFE represents a future right to equity that automatically converts into preferred stock upon a qualifying equity financing at a 15% discount to the lowest price paid by new investors, while providing for a payout equal to the greater of the purchase price or the fair market value conversion amount upon an IPO, direct listing, or change of control. Although the Company holds no voting rights prior to conversion, the SAFE entitles the Company to receive dividends on par with common stock and maintains liquidation priority junior to indebtedness but pari passu with other SAFE and preferred stockholders. The Company classifies this investment as a FVTPL and remeasures the instrument at each reporting date.

7.	Restricted deposits

	As of December 31,
	2025	2024
Restricted deposits:
- Time deposits	$52,634	$15,773,099
- Demand deposits	5,245,808	-
	$5,298,442	$15,773,099

a)

As of December 31, 2025 and 2024, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents these financial assets held by the Group was $5,298,442 and $15,773,099, respectively.

b)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

8.	Accounts receivable, net

	As of December 31,
	2025	2024
Accounts receivable	$55,085,782	$33,135,718
Less: Allowance for ECLs	(944,191)	(7,465,561)
	$54,141,591	$25,670,157

a)	Accounts receivable are non-interest bearing and are measured at the original invoice amount as the effect of discounting is immaterial.

b)	The aging analysis of accounts receivable is as follows:

	As of December 31,
	2025	2024
Not past due	$26,538,008	$514,854
Up to 90 days	20,100,156	25,147,001
91 to 180 days	-	105,571
181 to 365 days	8,447,618	4,290
Over 365 days	-	7,364,002
	$55,085,782	$33,135,718

The above aging analysis was based on days overdue.

c)

As of December 31, 2025 and 2024, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $55,085,782 and $33,135,718, respectively. Also refer to Note 39 for further details.

d)	The movement in “Allowance for ECLs” was as follows:

	2025	2024
At January 1	$7,465,561	$13,114,951
Provision for ECLs	862,634	897,170
Write-off	(7,353,344)	(6,084,336)
Currency translation adjustments	(30,660)	(462,224)
At December 31	$944,191	$7,465,561

9.	Inventories

	As of December 31,
	2025			2024
	Cost	Allowance for valuation loss	Book value	Cost	Allowance for valuation loss	Book value
Finished goods	$-	$-	$-	$5,199	$-	$5,199

The cost of inventories and services recognized as expense for the year:

	Year ended December 31,
	2025	2024	2023
Cost of goods sold	$51,046,423	$25,979,708	$8,766,733
Cost of services	16,438,213	11,386,099	11,209,416
	$67,484,636	$37,365,807	$19,976,149

10.	Prepayments

	As of December 31,
Items	2025	2024
Current items:
Prepayment for purchases	$14,803,350	$27,342,454
Prepayment for insurance expenses	581,266	847,820
Others	396,668	441,938
	$15,781,284	$28,632,212

Non-current items:
Prepayment for insurance expenses	$204,020	$315,304

11.	Other receivables, net

	As of December 31,
	2025	2024
Other receivables (1)	$912,471	$954,548
Less: Allowance for ECLs / uncollectable accounts	(521,852)	(521,852)
	$390,619	$432,696

(1)	Other receivables primarily includes recoverable from Koh Sih-Ping (former Director and CEO of the Company) and interest receivable on demand and time deposits.

(2)	During the years ended December 31, 2025 and 2024, there were no movements in allowance for ECLs.

12.	Property and equipment

	Land (1)	Buildings and structures (1)	Leasehold improvements	Transportation equipment	Office equipment	Other equipment (2)	Total
At January 1, 2025
Cost	$11,901,824	$3,061,195	$-	$19,431	$1,872,113	$2,263,591	$19,118,154
Accumulated depreciation	-	(896,601)	-	(19,431)	(1,199,925)	(2,063,054)	(4,179,011)
	$11,901,824	$2,164,594	$-	$-	$672,188	$200,537	$14,939,143
2025
January 1	$11,901,824	$2,164,594	$-	$-	$672,188	$200,537	$14,939,143
Additions	-	4,598	183,311	-	180,475	247,114	615,498
Disposals	-	-	-	-	-	-	-
Depreciation expenses	-	(78,748)	(4,871)	-	(362,383)	(75,331)	(521,333)
Currency translation adjustments	551,592	100,825	7,962	-	40,052	15,672	716,103
December 31	$12,453,416	$2,191,269	$186,402	$-	$530,332	$387,992	$15,749,411

At December 31, 2025
Cost	$12,453,416	$3,207,327	$191,111	$20,331	$2,113,678	$2,632,264	$20,618,127
Accumulated depreciation	-	(1,016,058)	(4,709)	(20,331)	(1,583,346)	(2,244,272)	(4,868,716)
	$12,453,416	$2,191,269	$186,402	$-	$530,332	$387,992	$15,749,411

	Land (1)	Buildings and structures (1)	Transportation equipment	Office equipment	Other equipment (2)	Total
At January 1, 2024
Cost	$12,737,302	$3,261,934	$21,773	$1,700,073	$11,744,573	$29,465,655
Accumulated depreciation	-	(924,133)	(21,773)	(1,018,793)	(11,621,991)	(13,586,690)
	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
2024
January 1	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
Additions	-	46,568	-	356,809	119,458	522,835
Disposals	-	-	-	(995)	-	(995)
Depreciation expenses	-	(66,681)	-	(302,079)	(38,855)	(407,615)
Currency translation adjustments	(835,478)	(153,094)	-	(62,827)	(2,648)	(1,054,047)
December 31	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

At December 31, 2024
Cost	$11,901,824	$3,061,195	$19,431	$1,872,113	$2,263,591	$19,118,154
Accumulated depreciation	-	(896,601)	(19,431)	(1,199,925)	(2,063,054)	(4,179,011)
	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

(1)	Information relating to property and equipment that were pledged to others as collaterals is provided in Note 35.

(2)	Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

13.	Leasing arrangements – lessee

a)

The Group leases various assets including office facilities and business vehicles. Lease contracts are typically made for periods of 1 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)

Short-term leases with a lease term of 12 months or less comprise rental of office. Low-value assets comprise rental of office equipment. Lease payments for these leases are recognized as an expense on a straight-line basis over the lease term.

c)	The carrying amount of right-of-use (“ROU”) assets and the depreciation expenses are as follows:

	Carrying amount of ROU assets
	As of December 31,
	2025	2024
Office facilities	$1,091,526	$505,345

	Depreciation expenses
	Year ended December 31,
	2025	2024	2023
Office facilities	$232,073	$161,794	$9,314
Transportation equipment (Business vehicles)	-	4,712	6,623
	$232,073	$166,506	$15,937

d)	For the years ended December 31, 2025 and 2024, the additions to right-of-use assets were $788,763 and $618,815, respectively.

e)	Supplemental information relating to lease contracts is as follows:

	Year ended December 31,
	2025	2024	2023
Items affecting profit or loss
Interest expense on lease liabilities	$30,760	$19,501	$346
Expense on short-term lease contracts	$227,695	$270,579	$171,999
Expense on leases of low-value assets	$4,955	$5,324	$6,661

f)	For each of the years ended December 31, 2025, 2024 and 2023, the Group’s total cash outflow for leases, including short-term and low-value leases, were $526,489, $471,058 and $195,350, respectively.

14.	Intangible assets

	2025			2024
	Computer software	Intellectual property rights	Total	Computer software	Intellectual property rights (1)	Total
January 1
Cost	$582,461	$3,850,000	$4,432,461	$555,562	$6,000,000	$6,555,562
Accumulated amortization	(415,300)	(1,085,500)	(1,500,800)	(136,050)	(550,000)	(686,050)
	$167,161	$2,764,500	$2,931,661	$419,512	$5,450,000	$5,869,512

At January 1	$167,161	$2,764,500	$2,931,661	$419,512	$5,450,000	$5,869,512
Additions	54,987	-	54,987	42,838	-	42,838
Adjustment (1)	-	-	-	-	(2,150,000)	(2,150,000)
Amortization expenses	(218,273)	(342,000)	(560,273)	(285,701)	(535,500)	(821,201)
Currency translation adjustments	5,903	-	5,903	(9,488)	-	(9,488)
At December 31	$9,778	$2,422,500	$2,432,278	$167,161	$2,764,500	$2,931,661

December 31
Cost	$567,424	$3,850,000	$4,417,424	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(557,646)	(1,427,500)	(1,985,146)	(415,300)	(1,085,500)	(1,500,800)
	$9,778	$2,422,500	$2,432,278	$167,161	$2,764,500	$2,931,661

(1)

On January 10, 2023 (the “Agreement Date”), the Company entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing video analytics technology incorporated and registered in England and Wales.

The Company acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products. The purchase consideration consisted of fixed consideration of $6,000,000, payable in cash and contingent consideration $3,000,000 payable through the issuance of the Company’s shares, conditional upon the achievement of specified financial performance criteria related to these intellectual property rights for the period from the Agreement Date through December 31, 2023. As the performance conditions were not met, no contingent consideration was paid.

The Company made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively. In October 2024, the Company entered into an agreement with SeeQuestor to settle the remaining consideration in a full and final settlement amount of $850,000, which was paid in October 2024. The settlement led to derecognition of cost of intellectual property rights in an amount of $2,150,000.

Details of amortization of intangible assets was as follows:

	Year ended December 31,
	2025	2024	2023
Selling and marketing expenses	$1,865	$356	$5,131
General and administrative expenses	179,634	264,111	152,925
Research and development expenses	378,774	556,734	567,975
	$560,273	$821,201	$726,031

15.	Other assets

	As of December 31,
	2025			2024
	Current	Non-current	Total	Current	Non-current	Total
Guarantee deposits assets	$317,959	$2,070,230	$2,388,189	$-	$1,432,177	$1,432,177
Lease and other deposits	46,478	285,269	331,747	-	-	-
Receivables from statutory authorities	184,075	-	184,075	88,396	-	88,396
Advances to employees	573	-	573	60,366	-	60,366
Others	-	65,461	65,461	3,054	62,563	65,617
	$549,085	$2,420,960	$2,970,045	$151,816	$1,494,740	$1,646,556

16.	Borrowings

Refer to table below for details of borrowings, presented separately for short-term loans (“STL”), long-term loans (“LTL”) and letter of guarantee (“LG”). Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Hongkong and Shanghai Banking Corporation Limited, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

As of December 31, 2025
	Facility	Credit		Outstanding	Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount (Cash)	Amount (Non-cash)	Amount	Rate		Collateral
Short-term borrowings
Lender A	12.2025-11.2026	$6,440,812	STL	$2,817,059			2.805%	None	Land, Buildings and Structures
			LG		954,244	2,669,509	-%	None	Same as above
Lender C	08.2025-08.2026	6,058,190	STL	4,719,011			2.85%	None	Same as above
			LG		1,014,584	324,595	-%	None	Same as above
Lender C	09.2025-03.2026	2,231,965	STL	1,891,431			2.80%	None	Blank promissory notes held by the bank
			LG		81,862	258,672	-%	None	Same as above
				9,427,501

Long-term borrowings
Lender A	03.2016-03.2031	$3,029,095	LTL	$2,321,836			3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,594,261	LTL	1,222,019			3.045%	None	Same as above
Lender A	03.2016-03.2026	318,852	LTL	20,030			3.045%	None	None
Lender C	06.2023-08.2028	1,727,541	LTL	804,356			2.52%	None	Land, Buildings and Structures
				4,368,241
			Current	963,878
			Non-current	3,404,363

As of December 31, 2024
	Facility	Credit		Outstanding	Outstanding	Undrawn	Interest	Guarantor
Lender	Period	Facility	Type	Amount (Cash)	Amount (Non-cash)	Amount	Rate		Collateral
Short-term borrowings
Lender A	12.2024-11.2025	$7,572,525	LC loan	$591,146			2.805%	None	Time deposit $1,500,000, Land, Buildings and Structures
			STL	2,692,284			2.805%	None	Same as above
			LG		1,131,157	3,157,938	-%	None	Same as above
Lender B	04.2024-04.2025	3,656,753	STL	1,889,322		1,767,431	2.78%	None	Time deposit $2,300,000
Lender C	05.2024-05.2025	5,789,859	STL	5,759,386		30,473	2.82%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2024-07.2025	2,133,106	STL	1,807,655			2.88%	None	Time deposit $1,000,000
Lender C			LG		78,236	247,215	-%	None	Same as above
Lender D	06.2024-06.2025	8,000,000	STL	2,333,665			6.63%	None	Time deposit $2,550,000
Lender D			LG		200,000	5,466,335	-%	None	Same as above
				15,073,458

Long-term borrowings
Lender A	09.2020-09.2025	914,188	LTL	190,456			2.970%	Koh Sih-Ping (1)	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	2,894,929	LTL	2,609,618			3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,523,647	LTL	1,373,483			3.045%	None	Same as above
Lender A	03.2016-03.2026	304,729	LTL	131,972			3.045%	None	None
Lender C	05.2019-03.2026	5,485,129	LTL	982,027			2.51%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	06.2023-08.2028	1,651,024	LTL	1,057,003			2.52%	None	Same as above
				6,344,559
			Current	1,972,371
			Non-current	4,372,188

(1) Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022, however, continued to be the guarantor for one of the long-term loan, which was repaid in April 2025.

17.	Accounts and other payables

	As of December 31,
	2025	2024
Accounts payable	$43,853,976	$26,039,076
Accrued expenses	1,009,469	1,724,306
Employee payable	771,701	642,471
Other payable (1)	407,613	84,358
	$46,042,759	$28,490,211

(1)	Other payable primarily includes liabilities related to acquisition of treasury stock and accrued interest payable on borrowings.

18.	Employee benefit plans

a)	The Group’s contributions to various defined contribution plans for each of the years ended December 31, 2025, 2024 and 2023 were $354,342, $314,843 and $358,957, respectively.

19.	Share-based payment

a)

In 2025, the Company issued 15,000 ordinary shares at a price of $18.07 per share to RedChip Companies, Inc. as performance-based compensation, upon achievement of specified stock price performance targets, in accordance with the terms of the agreement.

Type of arrangement	Grant Period	Quantity Granted (Ordinary shares)	Contract Period	Vesting Conditions
Obtain professional service through share-based payment	July 2025	15,000	Upon completion of services	Upon completion of services

b)

In 2022, the Company offered share-based payment to Innvotec Limited (“Innvotec”), an acquisition advisor, for its services related to acquisition of intellectual property rights of SeeQuestor. The fee was set at $1,000,000, with 50% in cash and 50% in exchange for ordinary shares of the Company, issued at $92.77 per share (after effect of Share Consolidation), with piggy-back registration rights. The related shares were issued to Innvotec in January 2024.

Type of arrangement	Grant Period	Quantity Granted (Ordinary shares)	Contract Period	Vesting Conditions
Obtain professional service through share-based payment	December 2022	5,390	Upon completion of services	Upon completion of services

c)

In October 2024, the Company offered share-based payment to Outside The Box Capital LLC (“OTB”) as settlement and full and final payment owed to OTB under the Marketing Service Agreement. Pursuant to the settlement agreement 6,371 ordinary shares of the Company were issued at $4.30 per share. The related shares were issued to OTB in November 2024.

Type of arrangement	Grant Period	Quantity Granted (Ordinary shares)	Contract Period	Vesting Conditions
Obtain professional service through share-based payment	October 2024	6,371	Upon completion of services	Upon completion of services

d)	Share option activity under the Group’s stock-based compensation plans for employees is shown below:

	2025		2024
	No. of options	Weighted average exercise price	No. of Options	Weighted average exercise Price
Outstanding as of January 1	50,421	$11.66	51,879	$11.66
Granted	-	-	-	-
Exercised	(6,178)	11.66	-	-
Cancelled / forfeited	-	-	(1,458)	11.66
Outstanding as of December 31	44,243	$11.66	50,421	$11.66
Exercisable as of December 31	44,243	$11.66	50,421	$11.66

Note:	As of December 31, 2025 and 2024, the weighted-average remaining contractual period was 0.22 years and 0.50 years, respectively.

e)	Restricted stock units activity under the Group’s stock-based compensation plans for employees is shown below:

	2025		2024
	No. of Units	Weighted average fair Value (3)	No. of Units	Weighted average fair Value (3)
Outstanding as of January 1	256	$7.02	38,833	$3.03
Granted	822,934	10.66	38,484	7.69
Vested (1)	(476,543)	6.35	(76,719)	5.34
Forfeited	-	-	(342)	7.02
Outstanding as of December 31	346,647	$16.59	256	$7.02

(1)

As of December 31, 2025 and 2024, restricted stock units vested for which the underlying ordinary shares is yet to be issued are 108,370 and 11,545, respectively. For the years ended December 31, 2025 and 2024, restricted stock units for which the underlying ordinary shares were issued were 379,718 and 68,992, respectively.

(2)	As of December 31, 2025 and 2024, unrecognized compensation cost is expected to be expensed over a weighted average period of 1.38 years and 1.90 years, respectively.

(3)	The fair value of restricted stock units is the market price of the Company’s ordinary shares on the date of grant.

f)

Share-based payment for services and share-based compensation for employee stock awards (RSUs and stock options), recognized in consolidated statements of comprehensive income (loss) are presented below:

	Year ended December 31,
	2025	2024	2023
Share-based payment expenses	$271,050	$749,572	$695,675
Share-based compensation expenses	4,768,696	201,908	1,077,176
	$5,039,746	$951,480	$1,772,851

20.	Provisions

	2025	2024
	Warranties
At January 1	$59,686	$132,457
Additions	297,424	196,930
Utilizations	(8,060)	(66,087)
Reversals	(128,880)	(195,587)
Currency translation adjustments	(6,723)	(8,027)
At December 31	$213,447	$59,686

Analysis of total provisions:

	As of December 31,
	2025	2024
Current	$124,441	$37,673
Non-current	$89,006	$22,013

The Group’s warranty provisions were associated with the sales of hardware, software and services, and were estimated in accordance with the historical warranty data of products.

21.	Stock warrant liabilities

	2025		2024
Public Warrants	No. of units	Amount	No. of units	Amount
At January 1	958,272	$910,263	958,272	$287,482
Change in fair value	-	(669,257)	-	622,781
At December 31	958,272	$241,006	958,272	$910,263

	2025		2024
Private Warrants	No. of units	Amount	No. of units	Amount
At January 1	1,206,250	$19,172,009	2,000,000	$5,934,000
Granted	-	-	825,000	4,105,372
Exercised	(1,206,250)	(20,880,595)	(1,618,750)	(23,631,428)
Change in fair value	-	1,708,586	-	32,764,065
At December 31	-	$-	1,206,250	$19,172,009

a)

The public warrants will expire five years from the consummation of the Business Combination on July 13, 2023 (the “Closing Date”) or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon satisfaction of certain conditions. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $115.00 per share, which is adjustable in certain circumstances.

b)

The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively. Refer to Note 22 for the details. The private warrants have an exercise price of $5.90 per ordinary share and are exercisable at any time after its issuance and will expire on the fifth anniversary of the date on which the private warrants become exercisable.

22.	Convertible preference share liabilities

	2024
	No. of units	Amount
At January 1	18,000	$7,767,238
Issued	10,000	5,544,628
Exercised	(28,000)	(39,465,089)
Change in fair value	-	26,153,223
At December 31	-	$-

a)

The terms of the Convertible Preference Shares issued by the Company are as follows:

In September 2023 and February 2024, the Company issued 25,000 Series A and 10,000 Series B convertible preference shares (the “Preference Shares”), respectively, and 20,000,000 Series A and 8,250,000 Series B Ordinary Share Purchase Warrants (the “Private Warrants”), respectively, associated with the securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively, in exchange for $25,000,000 and $10,000,000, respectively. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the holders to convert Preference Shares into the Company’s ordinary shares at any time without maturity date and be able to exercise Private Warrants to purchase the Company’s ordinary shares before the expiration date in a ratio of 10-to-1.

b)	In 2024 and 2023, 28,000 shares and 7,000 shares of the Preference Shares were converted into 7,032,012 shares and 560,000 shares, respectively of the Company’s ordinary shares.

23.	Share capital

a)

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

b)

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

The Series C Private Warrants are classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset. Accordingly, the fair value of the Series C Private Warrants was recognized within equity at the date of issuance, with no subsequent measurement.

Movements in the number of Series C Private Warrants outstanding were as follows:

	2025	2024
At January 1	1,542,858	-
Granted	-	2,142,858
Exercised	(1,342,858)	(600,000)
At December 31	200,000	1,542,858

c)

On July 2, 2025, the Company closed a registered direct offering pursuant to a prospectus supplement filed under its existing shelf registration statement on Form F-3. In the offering, the Company issued to a limited number of institutional investors, 2,529,946 ordinary shares at an offering price of $17.50 per ordinary share and pre-funded warrants (“PFW”) to purchase 3,470,054 ordinary shares at $17.4999 per PFW. Each PFW was immediately exercisable upon issuance at an exercise price of $0.0001 per share. Of the 2,529,946 ordinary shares issued in the offering, 1,485,978 ordinary shares were reissued from treasury shares held by the Company as of the issuance date. The PFWs were exercised in full during the year ended December 31, 2025.

In connection with the offering, the Company also issued 120,000 warrants to the placement agent to purchase up to 120,000 ordinary shares of the Company (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $21.00 per ordinary share, are immediately exercisable and expire five years following the date of issuance. As of December 31, 2025, 120,000 Placement Agent Warrants remain outstanding.

All these warrants are classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset.

Gross proceeds from the offering aggregated to $105,000,000, less cash offering transaction costs of $6,530,746, primarily attributable to placement agent fees of $6,150,000, with the remainder consisting of legal and other professional fees, substantially all of which were paid during the year ended December 31, 2025, with $6,000 remaining payable as of December 31, 2025, and non-cash transaction costs, which represent the issue-date fair value of the Placement Agent Warrants, of $2,187,206.

The net proceeds from the offering are intended to be used for working capital needs, including performance guarantees or bid bonds, fulfillment of statutory capital reserve requirements for project bids, growth initiatives related to previously announced acquisitions, and other general corporate purposes.

d)	The following table sets forth the Company’s authorized share capital and its issued and outstanding share capital:

	As of December 31,
	2025			2024
	No. of Shares	Par value per share	Amount	No. of Shares	Par value per share	Amount
Authorized share capital
Ordinary share capital	73,500,000	$0.001	$73,500	73,500,000	$0.001	$73,500
Preference share capital	15,000,000	$0.0001	1,500	15,000,000	$0.0001	1,500
			$75,000			$75,000

Issued and outstanding share capital
Ordinary share capital	26,356,512	$0.001	$26,356	19,443,242	$0.001	$19,443
Preference share capital	-	$0.0001	-	-	$0.0001	-
			$26,356			$19,443

e)	Movements in the number of the Company’s ordinary shares outstanding were as follows:

	2025	2024
At January 1	18,058,135	7,565,099
Shares issued against:
Cash (Refer to Note 23)	2,529,946	2,265,240
Share-based payment for services (Refer to Note 19(a), (b) and (c))	15,000	11,761
Exercise of stock options (Refer to Note 19(d))	6,178	-
Restricted share units (Refer to Note 19(e))	379,718	68,992
Exercise of stock warrants (Refer to Note 21, Note 23(b) and (c))	6,019,162	2,218,750
Exercise of convertible preference shares (Refer to Note 22)	-	7,032,012
Cancellation of shares held in escrow, net of reissuance	(550,756)	-
Acquisition of treasury stock (Refer to Note 23(f))	(268,411)	(1,103,618)
Effects of Share consolidation (Refer to Note 23(a))	-	(101)
At December 31	26,188,972	18,058,135

f)	Movements in the number of the Company’s treasury shares are as follows:

	2025	2024
At January 1	1,385,107	281,489
Acquisition of treasury stock (1)	268,411	1,103,618
Reissuance of treasury stock (Refer to Note 23 (c))	(1,485,978)	-
At December 31	167,540	1,385,107

(1)

In 2025 and 2024, 268,411 and 1,103,618 shares were repurchased at a weighted average purchase price of $14.55 and $3.29 per share, for a total consideration of $3,904,123 and $3,626,488, respectively. Repurchased shares were recorded as treasury shares and are held until the Company’s board of directors designates them for retirement or used for other purposes. As of December 31, 2025 and 2024, liabilities related to the acquisition of treasury shares amounted to $400,720 and $nil, respectively, and are presented within Note 17.

24.	Revenues, net

a)	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Year ended December 31,
	2025	2024	2023
Type of goods or service
Hardware sales
-Video IoT	$-	$-	$-
-Security Convergence	-	-	62,363
Software sales
-Video IoT	-	15,361	87,306
-Security Convergence	-	-	-
Service revenue
-Video IoT	3,520,453	2,763,050	2,818,014
-Security Convergence	97,840,204	71,895,619	61,727,308
Revenue from contracts with customers	$101,360,657	$74,674,030	$64,694,991

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA regions:

Year ended December 31, 2025	Hardware	Software	Service	Total
Total revenue streams	$60,059,116	$-	$106,022,252	$166,081,368
Inter-revenue streams	(60,059,116)	-	(4,661,595)	(64,720,711)
Revenue from contracts with customers	$-	$-	$101,360,657	$101,360,657
Timing of revenue recognition
At a point in time	$-	$-	$-	$-
Over time	-	-	101,360,657	101,360,657
Revenue from contracts with customers	$-	$-	$101,360,657	$101,360,657

Year ended December 31, 2024	Hardware	Software	Service	Total
Total revenue streams	$1,926	$15,361	$104,465,754	$104,483,041
Inter-revenue streams	(1,926)	-	(29,807,085)	(29,809,011)
Revenue from contracts with customers	$-	$15,361	$74,658,669	$74,674,030
Timing of revenue recognition
At a point in time	$-	$15,361	$-	$15,361
Over time	-	-	74,658,669	74,658,669
	$-	$15,361	$74,658,669	$74,674,030

Year ended December 31, 2023	Hardware	Software	Service	Total
Total revenue streams	$101,702	$173,123	$76,157,234	$76,432,059
Inter-revenue streams	(39,339)	(85,817)	(11,611,912)	(11,737,068)
Revenue from contracts with customers	$62,363	$87,306	$64,545,322	$64,694,991
Timing of revenue recognition
At a point in time	$62,363	$87,306	$-	$149,669
Over time	-	-	64,545,322	64,545,322
	$62,363	$87,306	$64,545,322	$64,694,991

b)	Contract assets and contract liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	As of December 31,
	2025	2024

Contract assets relating to service contracts	$57,853,030	$34,306,195

Contract liabilities relating to service contracts	$1,305,644	$273,227

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Year ended December 31,
	2025	2024
Service revenue	$249,041	$53,769

c)	Significant changes in contract assets

As of December 31, 2025 and 2024, contract assets increased primarily due to higher revenues in 2025 compared to 2024 leading to an increase in satisfaction of performance obligations under the customer contracts prior to the achievement of billing milestones. Contract assets were partially derecognized by invoicing the customers upon the achievement of billing milestones, at which point the related amounts were reclassified to accounts receivable, and by currency exchange losses primarily due to depreciation of the Egyptian pound against the U.S. dollar.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of December 31, 2025 and 2024, amounting to $101,314,663 and $170,913,623, respectively based on the currency conversion rate as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2023, the Company entered into a significant firm-fixed price contract for building a secure governmental air-gapped network for the Government of Egypt (“GoE”) (“Egypt Contract”), denominated in EGP, which includes revenues of approximately EGP 8.4 billion.

Management expects that the transaction price allocated to the unsatisfied contracts as of December 31, 2025 and 2024, will be recognized as revenue from 2026 to 2027 and from year 2025 to 2027, respectively. Except for the above mentioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

25.	Other gains (losses), net

	Year ended December 31,
	2025	2024	2023
Rental income	$176,879	$105,271	$16,892
Expenses on investment in rent-a-captive company (Refer to Note 6)	-	(46,146)	(78,128)
Loss on sale of equity shares held-for-trading	(265,108)	-	-
Write-back of accounts and other payables	11,976	-	263,237
Other losses, net	(27,660)	(26,769)	(14,582)
	$(103,913)	$32,356	$187,419

26.	Interest income

	Year ended December 31,
	2025	2024	2023
Interest income from demand deposits	$3,109,858	$1,222,599	$433,848
Interest income from time deposits	167,182	343,916	336,472
Others	8	2,738	90
	$3,277,048	$1,569,253	$770,410

27.	Finance costs

	Year ended December 31,
	2025	2024	2023
Interest expense:
Bank borrowings	$513,048	$599,377	$564,250
Loan from shareholders (Refer to Note 34)	-	113,549	253,469
Lease liabilities	30,760	19,582	346
	$543,808	$732,508	$818,065

28.	Expenses by nature

	Year ended December 31,
	2025	2024	2023
Employee benefit expense	$16,917,773	$9,692,846	$14,136,901
Outsourcing charges	29,505,679	14,196,270	9,693,009
Professional services expenses	5,460,683	5,019,415	7,352,785
Change in inventory of finished goods	33,700,445	18,579,888	5,337,118
Expected credit loss	862,634	897,170	12,153,098
Insurance expenses	1,235,935	1,153,243	1,548,512
Traveling expenses	1,149,439	712,445	652,995
Amortization expenses on intangible assets	560,273	821,201	726,031
Depreciation expenses on property and equipment	521,333	407,615	507,026
Depreciation expenses on ROU assets	232,073	166,506	15,937
Others	2,721,107	2,230,035	1,828,694
	$92,867,374	$53,876,634	$53,952,106

29.	Employee benefit expense

	Year ended December 31,
	2025			2024			2023
	Cost of revenue	Operating expenses	Total	Cost of revenue	Operating expenses	Total	Cost of revenue	Operating expenses	Total
Wages and salaries	$3,003,663	$7,757,383	$10,761,046	$3,216,156	$5,117,621	$8,333,777	$4,106,694	$7,441,259	$11,547,953
Labor and health insurance fees	203,615	592,052	795,667	244,552	466,853	711,405	84,518	848,795	933,313
Pension	116,090	238,252	354,342	114,287	172,493	286,780	54,565	315,998	370,563
Share-based compensation expenses	-	4,768,696	4,768,696	-	201,908	201,908	-	1,077,176	1,077,176
Other personnel expenses	28,467	209,555	238,022	4,505	154,471	158,976	3,243	204,653	207,896
	$3,351,835	$13,565,938	$16,917,773	$3,579,500	$6,113,346	$9,692,846	$4,249,020	$9,887,881	$14,136,901

30.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits. This subsidiary is in the process of liquidation as of December 31, 2025.

c)	Japan taxation

There was no assessable profit for the year ended December 31, 2024, as the subsidiary was liquidated in 2024. For the year ended December 31, 2023, a tax rate of 30.62% was applied on the estimated assessable profits.

d)	United States taxation

Tax rate is 27.98% on the estimated assessable profits. There were no assessable profits for the years ended December 31, 2025, 2024 and 2023.

e)	United Kingdom taxation

Tax rate is 25% on the estimated assessable profits. There were no assessable profits for the years ended December 31, 2025, 2024 and 2023.

f)	India taxation

India profits tax has been provided for at the rate of 25.17% on the estimated assessable profits for the year ended December 31, 2025 (2024: 25%). There was no assessable profit for the year ending December 31, 2023, as the subsidiary was established in 2023.

g)	Egypt taxation

Egypt profits tax has been provided for at the rate of 22.5% on the estimated assessable profits. There was no assessable profit for the year ending December 31, 2023, as the subsidiary was established in 2023.

h)	Income tax expense (benefit)

Components of income tax expense (benefit):

	Year ended December 31,
	2025	2024	2023
Current income tax expense:
On profits for the year	$4,615,088	$4,845,682	$4,529,365
On prior year adjustments	(20,967)	-	-
Total current income tax expense	4,594,121	4,845,682	4,529,365

Deferred income tax benefit:
On temporary differences	(4,252,770)	(6,156,496)	(1,013,375)
Income tax expense (benefit)	$341,351	$(1,310,814)	$3,515,990

i)	Reconciliation of income tax expense (benefit) at statutory income tax rate to income tax expense (benefit) is as follows:

	Year ended December 31,
	2025	2024	2023
Income tax (benefit) expense calculated at weighted-average statutory tax rate (1)	$(1,272,789)	$1,487,031	$4,286,824
Non-taxable income	-	(1,193,607)	-
Non-deductible expenses not related to revenue	1,001,166	-	-
Expected credit losses	964,557	74,848	913,745
Prior year income tax adjustments	(20,967)	-	-
Utilization of tax losses	(330,616)	(1,679,086)	(2,992,590)
Temporary differences not recognized	-	-	1,308,011
Income tax expense (benefit)	$341,351	$(1,310,814)	$3,515,990

(1) The applicable tax rate is the weighted-average of statutory tax rates in the countries where the Group entities operate, weighted by each entity’s profit/(loss) before tax.

j)	Deferred tax assets or liabilities as a result of temporary differences and loss carryforwards are as follows:

	2025
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Unrealized exchange loss	$5,451,285	$5,135,964	$(480,350)	$10,106,899
Tax losses carryforward	571,710	1,163,325	(25,729)	1,709,306
Lease liabilities	16,414	(46,592)	30,500	322
Provisions	898,804	(856,886)	79,728	121,646
	6,938,213	5,395,811	(395,851)	11,938,173
Deferred tax liabilities:
ROU asset and property and equipment	(16,806)	5,103	793	(10,910)
Unrealized exchange gain	(26,091)	(1,148,144)	532,363	(641,872)
	(42,897)	(1,143,041)	533,156	(652,782)
Deferred tax assets, net	$6,895,316	$4,252,770	$137,305	$11,285,391

	2024
	January 1	Recognized in profit or loss	Translation differences	December 31
Temporary differences:
Deferred tax assets:
Unrealized exchange loss	$50,568	$5,503,989	$(103,272)	$5,451,285
Tax losses carryforward	-	582,335	(10,625)	571,710
Lease liabilities	-	16,801	(387)	16,414
Provisions	919,633	40,227	(61,056)	898,804
	970,201	6,143,352	(175,340)	6,938,213
Deferred tax liabilities:
Prepayment of pension	(59,807)	56,923	2,884	-
ROU asset and property and equipment	-	(17,203)	397	(16,806)
Unrealized exchange gain	-	(26,576)	485	(26,091)
	(59,807)	13,144	3,766	(42,897)
Deferred tax assets, net	$910,394	$6,156,496	$(171,574)	$6,895,316

k)

Deferred tax assets on unused tax losses are recognized as the Group expects sufficient future taxable profits will be available for tax losses utilization, based on approved business plans and forecasts.

l)

One of the Group’s subsidiaries has aggregate unrecognized tax losses of $5,044,950 as of each of  December 31, 2025 and 2024, which have no expiry date and can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

31.	Earnings (loss) per share

	Year ended December 31, 2025
	Loss after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic and diluted loss per share
Loss attributable to the parent (1)	$(11,276,598)	22,250,495	$(0.51)

	Year ended December 31, 2024
	Loss after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic and diluted loss per share
Loss attributable to the parent (1)	$(64,794,616)	10,565,835	$(6.13)

	Year ended December 31, 2023
	Profit after tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share
Profit attributable to the parent	$13,495,614	7,038,173	$1.92
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares
Employee stock options	-	93,664
Convertible preference shares	(1,085,512)	412,685
Restricted share units	-	13,957
Profit attributable to ordinary shareholders of the parent plus assumed conversion of all dilutive potential ordinary shares	$12,410,102	7,558,479	$1.64

(1)

Warrants, employee stock options and restricted stock units were excluded from the computation of diluted loss per share for the years ended December 31, 2025 and 2024, as they were anti-dilutive. Weighted average potentially dilutive shares considered anti-dilutive and not included in computing diluted loss per share calculation for the years ended December 31, 2025 and 2024 were 254,114 and 11,647, respectively.

32.	Supplemental cash flow information

Investing activities with partial cash payments:

	Year ended December 31,
	2025	2024	2023
Purchase of equipment	$615,498	$522,835	$237,564
Add: Opening balance of payables for equipment	-	19,724	79,517
Less: Ending balance of payables for equipment	-	-	(19,724)
Cash paid	$615,498	$542,559	$297,357

	Year ended December 31,
	2025	2024	2023
Acquisition / Purchase of intangible assets	$54,987	$42,838	$6,538,446
Add: Opening balance of payables for intangible assets	-	3,020,475	-
Less: Reversal of payables for intangible assets	-	(2,150,000)	-
Less: Ending balance of payables for intangible assets	-	-	(3,020,475)
Cash paid	$54,987	$913,313	$3,517,971

33.	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings	Lease liabilities	Total
At January 1, 2025	$15,073,458	$6,344,559	$790,147	$22,208,164
Changes in cash flow from financing activities	(6,340,292)	(2,289,408)	(263,079)	(8,892,779)
Changes in other non-cash items	-	-	788,763	788,763
Currency translation adjustments	694,335	313,090	8,651	1,016,076
At December 31, 2025	$9,427,501	$4,368,241	$1,324,482	$15,120,224

	Short-term borrowings	Long-term borrowings	Lease liabilities	Total
At January 1, 2024	$16,449,110	$8,640,311	$53,338	$25,142,759
Changes in cash flow from financing activities	(477,482)	(1,775,257)	(175,653)	(2,428,392)
Changes in other non-cash items	-	-	618,815	618,815
Currency translation adjustments	(898,170)	(520,495)	293,647	(1,125,018)
At December 31, 2024	$15,073,458	$6,344,559	$790,147	$22,208,164

	Short-term borrowings	Long-term borrowings	Lease liabilities	Total
At January 1, 2023	$13,492,935	$10,360,684	$16,981	$23,870,600
Changes in cash flow from financing activities	2,845,059	(1,631,896)	(16,344)	1,196,819
Changes in other non-cash items	78,073	(78,073)	52,701	52,701
Currency translation adjustments	33,043	(10,404)	-	22,639
At December 31, 2023	$16,449,110	$8,640,311	$53,338	$25,142,759

34.	Related party transactions

a)	Names of related parties and relationship

Names	Relationship with the Company
Asteria Corporation	Shareholder of the Company

b)

In March 2023, the Group entered into a shareholder loan agreement in an amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024, to Asteria Corporation. The maturity date of the shareholder loan was extended, and the loan was repaid in full on April 29, 2024. The Company’s interest expense related to this loan is presented below.

	Year ended December 31,
	2025	2024	2023
Interest expense	$-	$113,549	$253,469

c)	Key management compensation

	Year ended December 31,
	2025	2024	2023
Salaries and other short-term employee benefits	$3,049,330	$2,088,394	$2,282,050
Post-employment benefits	56,855	40,875	3,283
Share-based compensation expenses	2,772,904	201,908	762,014
	$5,879,089	$2,331,177	$3,047,347

35.	Pledged assets

The Group’s assets pledged as collateral were as follows:

	Book value
	As of December 31,
Pledged assets	2025	2024	Purpose
Restricted deposits (Refer to Note 7)	$5,298,442	$15,773,099	Performance guarantee deposit, and short-term borrowings.
Land (Refer to Note 12)	12,453,416	11,901,824	Long-term and short-term borrowings
Buildings and structures (Refer to Note 12)	2,191,269	2,164,594	Long-term and short-term borrowings
	$19,943,127	$29,839,517

36.	Commitments and contingencies

a)	Significant events incurred after the reporting period are provided in Note 37.

b)	Significant unrecognized contract commitments are listed below:

i)	As of December 31, 2025 and 2024, the guaranteed notes secured for service project or warranty of NSGUARD amounted to $57,393 and $54,851, respectively.

ii)	As of December 31, 2025 and 2024, the letter of guarantee issued by the banks on behalf of certain subsidiaries of the request amounted to $6,538,670 and $10,688,154, respectively.

37.	Significant events after the reporting period

The Group has evaluated subsequent events till the date the consolidated financial statements were authorized for issuance. Except for the matter described below, no events or transactions have occurred subsequent to December 31, 2025, that would require adjustment to, or disclosure in the consolidated financial statements.

On March 17, 2026, the Group entered into an agreement with Astrikos AI Private Limited (Astrikos India), an affiliate of Astrikos AI, to subscribe to unsecured and compulsorily convertible debentures (“CCDs”) of Astrikos India in an amount of $491,896. These CCDs shall mandatorily and automatically convert into compulsory convertible preference shares of Astrikos India at the earlier of (a) anytime at the option of the Group; or (b) completion of an equity financing round; or (c) expiry of 18 months from the date of issuance.

38.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including short-term and long-term borrowings’ as shown in the consolidated balance sheets) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheets.

The gearing ratios were as follows:

	As of December 31,
	2025	2024
Total borrowings	$13,795,742	$21,418,017
Less: Cash and cash equivalents	(99,532,115)	(21,699,202)
Net cash	(85,736,373)	(281,185)
Total equity	196,079,839	73,103,853
Total capital	$196,079,839	$73,103,853
Gearing ratio	0%	0%

39.	Financial instruments

a)	Financial instruments by category

	As of December 31,
	2025	2024
Financial assets
Financial assets at FVTPL	$4,501,000	$1,000
Financial assets at amortized cost (1)	162,083,276	65,067,697
	$166,584,276	$65,068,697

	As of December 31,
	2025	2024
Financial liabilities
Financial liabilities at amortized cost (1)	$61,667,973	$51,062,422
Stock warrant liabilities at FVTPL	241,006	20,082,272
	$61,908,979	$71,144,694

(1)

Financial assets at amortized cost include cash and cash equivalents, restricted deposits, accounts receivable, net, other receivables, net, guarantee deposits assets, lease and other deposits and advances to employees.

Financial liabilities at amortized cost include short-term and long-term borrowings, lease liabilities, accounts and other payables and guarantee deposits liabilities.

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

ii)

Risk management is performed by the Group's treasury department in accordance with policies approved by the board of directors. Group treasury identifies and evaluates financial risks in coordination with the Group’s operating units. The Board provides principles for overall risk management, as well as policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.

The Group reports its operating results in U.S. dollars; however, a portion of its revenues and expenses are denominated in currencies other than the U.S. dollar, as certain subsidiaries have functional currencies other than the U.S. dollar, including New Taiwan Dollars (“NTD”), Egyptian pounds (“EGP”), British pounds sterling (“GBP”), Indian Rupees (“INR”) and Thai Baht (“THB”). A significant portion of the Group’s revenues is derived from the Egypt Contract, denominated in EGP. Fluctuations in the EGP to U.S. dollar exchange rate affects the Group’s cash inflows upon conversion to U.S. dollars and could have a material adverse effect on the Group’s revenues and financial condition.

2.	Information on financial assets and liabilities denominated in foreign currencies whose values are materially affected by the exchange rate fluctuations is as follows:

	As of December 31,
	2025			2024
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	63,157	0.032	$2,013,774	516,275	0.030	$15,732,406
EGP:USD	2,820,455	0.021	58,947,510	2,594,496	0.020	50,852,122
GBP:USD	19,513	1.340	26,147,529	21,733	1.260	27,383,676
THB:USD	11,505	0.032	366,839	-	-	-
Financial liabilities
Monetary items
NTD:USD	1,314,982	0.032	41,928,480	496,173	0.030	15,119,853
EGP:USD	80,041	0.021	1,672,856	89,942	0.020	1,762,866
GBP:USD	77,262	1.340	103,531,080	60,172	1.260	75,816,160

3.	Foreign currency exchange (gains) losses, net arising from monetary items are presented separately in the consolidated statements of comprehensive income (loss).

4.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	As of December 31,
	2025		2024
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)	Degree of variation	Effect on profit or loss (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$20,138	1%	$157,324
EGP:USD	1%	589,475	1%	508,521
GBP:USD	1%	261,475	1%	273,837
THB:USD	1%	3,668	1%	-
Financial liabilities
Monetary items
NTD:USD	1%	419,285	1%	151,199
EGP:USD	1%	16,729	1%	17,629
GBP:USD	1%	1,035,311	1%	758,162

Price risk

As of December 31, 2025 and 2024, the Group is not exposed to material price risk of equity instrument.

Interest rate risk

The Group is exposed to interest rate risk on its short-term borrowings with variable interest rates. A 1% increase in the market interest rate would increase the Group's cash outflow by $94,275, $150,735 and $134,491 for the years ended December 31, 2025, 2024 and 2023, respectively.

ii)	Credit risk

1.

Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.

The Group manages its credit risk on a centralized basis. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board of directors. The utilization of credit limits is regularly monitored.

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

6.	The Group used its historical experience and used assumptions to forecast information to assess the default possibility of accounts receivable. The provision matrix applied are as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At December 31, 2025
Expected loss rate	0.04%	0.09% - 94.58%	87.79% - 100%	100%
Total book value	$26,538,008	$20,100,156	$8,447,618	$-	$55,085,782
Loss allowance	$10,350	$18,291	$915,550	$-	$944,191

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 365 days past due	Total
At December 31, 2024
Expected loss rate	0.03%	0.08% - 91.71%	72.68% - 100%	100%
Total book value	$514,854	$25,252,572	$4,290	$7,364,002	$33,135,718
Loss allowance	$170	$97,099	$4,290	$7,364,002	$7,465,561

7.	The Group’s credit risk exposure in relation to contract assets as of December 31, 2025 and 2024 was $57,853,030 and $34,306,195, respectively.

8.

The Group held cash and cash equivalents and restricted deposits of $104,830,557 and $37,472,301 with banks as at December 31, 2025 and 2024, respectively, which are considered to have low credit risk, as those banks are the large and highly rated financial institutions. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

9.

Other receivables, guarantee deposits assets and lease and other deposits of $3,632,407 and $2,386,725 as at December 31, 2025 and 2024, respectively, are considered to have low credit risk. These assets are measured on 12-months expected credit losses and subject to material credit loss. As of December 31, 2025 and 2024, the majority amount of other receivables were not received and provided for.

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

2.	Refer to Note 16 for undrawn borrowing facilities as at December 31, 2025 and 2024.

3.

The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities:

	As of December 31,
	2025		2024
	Less than 1 year	Over 1 year	Less than 1 year	Over 1 year
Lease liabilities	$451,368	$873,114	$210,448	$579,699
Long-term borrowings (including current portion)	$963,878	$3,404,363	$1,972,371	$4,372,188

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

4.

The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

40.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value have been defined as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

B.	The Group’s financial assets and liabilities not carried at fair value and for which the carrying amounts approximate their fair values are disclosed in Note 39.

C.	Information of assets and liabilities measured at fair value by level, based on their nature, characteristics and risks, is presented as follows:

(a)	The related information of nature of the assets and liabilities is as follows:

	As of December 31,
	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Investment in a rent-a-captive company	$-	$-	$1,000	$1,000	$-	$-	$1,000	$1,000
Investment in SAFE	-	-	4,000,000	4,000,000	-	-	-	-
Convertible loan	-	-	500,000	500,000	-	-	-	-
	$-	$-	$4,501,000	$4,501,000	$-	$-	$1,000	$1,000

Liabilities
Financial liabilities at FVTPL
Stock warrant liabilities	$241,006	$-	$-	$241,006	$910,263	$-	$19,172,009	$20,082,272

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)

The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial assets and liabilities. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk, etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial assets and liabilities, as applicable in the consolidated balance sheets. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)

The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial assets and liabilities to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the years ended December 31, 2025 and 2024, there was no transfers between Level 1 and Level 2, and no transfers into or out of level 3.

(g)

Convertible loan to Astrikos AI is recognized as a financial asset. Given the proximity of the loan disbursement date to the period-end date, the fair value of the financial asset at period-end is considered to approximate its fair value at initial recognition.

D.	For details of changes in Level 3 instruments for the years ended December 31, 2025 and 2024 refer to Note 6, 21 and 22.

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

E.

The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at December 31, 2025	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,000	Net asset value	Not applicable	Not applicable	Not applicable

Convertible loan	$500,000	Market approach	Not applicable	Not applicable	Not applicable

Investment in SAFE	$4,000,000	Probability-weighted expected return method	Risk free rate	3.50%	The higher the risk free rate, the lower the fair value
			Credit yield	6.60%	The higher the credit yield rate, the lower the fair value

	Fair value at December 31, 2024	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,000	Net asset value	Not applicable	Not applicable	Not applicable

Stock warrant liabilities	$19,172,009	Black-Scholes Model	Risk free rate - series A	4.37%	The higher the risk free rate, the higher the fair value
			Risk free rate - series B	4.40%	The higher the risk free rate, the higher the fair value
			Price volatility - series A	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Price volatility - series B	119.07%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

41.	Segment Information

a)	General information

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

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Year ended December 31, 2025
	Security Convergence	Video IoT	Other segment (1)	Adjustment and write off (2)	Consolidation
Revenue from external customers	$97,840,204	$3,520,453	$-	$-	$101,360,657
Inter-segment revenue	64,720,711	-	-	(64,720,711)	-
Total segment revenue	$162,560,915	$3,520,453	$-	$(64,720,711)	$101,360,657
Segment gain (loss) before tax	$(2,653,982)	$1,037,265	$(9,853,803)	$535,273	$(10,935,247)
Segment including:
Depreciation	$539,026	$213,919	$461	$-	$753,406
Amortization	$96,916	$29,807	$433,550	$-	$560,273
Interest income	$(1,905,376)	$(85,651)	$(1,286,021)	$-	$(3,277,048)
Interest expense	$471,150	$58,672	$13,986	$-	$543,808
Income tax expense	$134,402	$206,149	$800	$-	$341,351
Segment assets	$223,322,074	$186,826,764	$199,966,521	$(338,231,825)	$271,883,534
Segment liabilities	$192,337,550	$178,982,574	$8,242,273	$(303,758,702)	$75,803,695

	Year ended December 31, 2024
	Security Convergence	Video IoT	Other segment (1)	Adjustment and write off (2)	Consolidation
Revenue from external customers	$71,895,619	$2,778,411	$-	$-	$74,674,030
Inter-segment revenue	29,807,085	1,926	-	(29,809,011)	-
Total segment revenue	$101,702,704	$2,780,337	$-	$(29,809,011)	$74,674,030
Segment gain (loss) before tax	$(291,133)	$10,114,799	$(51,015,192)	$(24,913,904)	$(66,105,430)
Segment including:
Depreciation	$508,757	$63,401	$537	$1,426	$574,121
Amortization	$141,937	$5,883	$672,827	$554	$821,201
Interest income	$(1,247,990)	$(15,578)	$(304,155)	$(1,530)	$(1,569,253)
Interest expense	$564,278	$52,688	$113,549	$1,993	$732,508
Income tax expense (benefit)	$(715,170)	$(613,612)	$800	$17,168	$(1,310,814)
Segment assets	$148,312,072	$106,857,376	$96,733,693	$(198,107,159)	$153,795,982
Segment liabilities	$114,950,253	$106,566,450	$30,753,177	$(171,577,751)	$80,692,129

	Year ended December 31, 2023
	Security Convergence	Video IoT	Other segment (1)	Adjustment and write off (2)	Consolidation
Revenue from external customers	$61,789,671	$2,905,320	$-	$-	$64,694,991
Inter-segment revenue	11,697,729	39,339	-	(11,737,068)	-
Total segment revenue	$73,487,400	$2,944,659	$-	$(11,737,068)	$64,694,991
Segment gain (loss) before tax	$28,283,481	$(3,547,581)	$(7,948,575)	$224,279	$17,011,604
Segment including:
Depreciation	$476,605	$26,637	$19,721	$-	$522,963
Amortization	$102,736	$4,633	$618,662	$-	$726,031
Interest income	$(309,605)	$(16,394)	$(444,411)	$-	$(770,410)
Interest expense	$529,750	$34,553	$253,762	$-	$818,065
Income tax expense	$3,370,891	$142,928	$2,171	$-	$3,515,990
Segment assets	$85,338,926	$9,137,251	$113,310,681	$(92,349,110)	$115,437,748
Segment liabilities	$50,490,134	$16,486,654	$83,970,880	$(89,611,653)	$61,336,015

(1)	Other segment is composed of holding companies and overseas subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

(2)	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

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

The main businesses of the Group are providing information, software and data processing services. Refer to Note 24 for the disclosure information by products and services.

f)	Geographical information by location is as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Revenue	Non-current assets (1)	Revenue	Non-current assets (1)	Revenue	Non-current assets (1)
Asia
-Taiwan	$101,241,273	$15,115,606	$74,632,115	$14,889,959	$64,615,921	$15,821,531
-Hong Kong	-	-	-	-	63,615	3,695,405
-India	-	81,856	-	82,874	-	-
-Thailand	-	1,019,267	-	-	-	-
-Others	-	-	-	-	-	47,964
Americas	-	1,748	-	358	-	895
Egypt	-	328,066	-	410,787	-	-
United Kingdom	119,384	369,633	41,915	198,681	-	-
Cayman Islands	-	2,422,500	-	2,856,051	-	65,578
Other regions	-	204,020	-	315,304	15,455	5,874,406
	$101,360,657	$19,542,696	$74,674,030	$18,754,014	$64,694,991	$25,505,779

(1)	Non-current assets excludes financial instruments and deferred tax assets.

Revenues by geography are determined based on the region of the Group’s contracting entity, which may be different than the region of the customer. Revenue from Taiwan accounted for approximately 99 percent of total revenue for each of the years ended December 31, 2025, 2024 and 2023, respectively. Non-current assets by geography are based on physical location.

g)	Major customer information

Information on customers accounting for more than 10% of Group's revenues is as follows:

		Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Location	Revenue	Segment	Revenue	Segment	Revenue	Segment
Customer C	Taiwan	$-	Security Convergence	$11,025,893	Security Convergence	$8,129,968	Security Convergence
Customer D	Egypt	$77,527,614	Security Convergence	$59,095,524	Security Convergence	$52,271,731	Security Convergence

Note:	As of December 31, 2025 and 2024, one customer accounted for more than 10% of total accounts receivable, net.